Exhibit 15.2

gsk do more feel better live longer Annual Report

We are a science-led global healthcare company

2020 performance summary

£34.1bn	AER	+1%	£9.7bn	AER	+11%
Group turnover	CER	+3%	New and specialty medicines	CER	+12%

£7.8bn	AER	+12%	£8.9bn	AER	- 1%
Total operating profit	CER	+15%	Adjusted operating profit	CER	+2%

115.5p	AER	+23%	115.9p	AER	- 6%
Total earnings per share	CER	+26%	Adjusted earnings per share	CER	- 4%

9	80p		1st	2nd
major pipeline approvals	Dividend		in the Access to Medicine Index	in the pharmaceutical industry for Dow Jones Sustainability Index

Contents

Strategic report

Our business model	01	Board roles and responsibilities	86	Financial statements of
Chairman’s statement	03	Board activity and principal decisions	87	GlaxoSmithKline plc prepared
CEO’s statement	04	Our purpose, values and culture	90	under UK GAAP	238
Financial performance	06	The Board’s approach to engagement	91
Our long-term priorities	09	Board performance	94	Investor information

Our culture	10	Board Committee information	96	Quarterly trend	244
Key performance indicators	11	Our Board Committee report	97	Five-year record	249
Industry trends	12	Section 172 statement	108	Product development pipeline	255
Stakeholder engagement	16	Directors’ report	109	Products, competition and
Innovation	18			intellectual property	258
Performance	28	Remuneration report		Principal risks and uncertainties	261

Trust	33	Chairman’s annual statement	112	Share capital and share price	276
Risk management	43	Annual report on remuneration	114	Dividends	278
Group financial review	50	2020 Remuneration policy summary	133	Financial calendar 2021	279
				Annual General Meeting 2021	279
Corporate Governance		Financial statements		Tax information for shareholders	280
Chairman’s Governance statement	78	Directors’ statement of		Shareholder services and contacts	282
The Board	80	responsibilities	140	US law and regulation	284

Corporate Executive Team	83	Independent Auditor’s report	142	Group companies	287
Board architecture	85	Financial statements	154	Glossary of terms	299
		Notes to the financial statements	158

Cautionary statement

See the inside back cover of this document for the cautionary statement regarding forward-looking statements.

Non-IFRS measures

We use a number of adjusted, non-IFRS, measures to report the performance of our business. Total reported results represent the Group’s overall performance under IFRS. Adjusted results, pro-forma growth rates and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS measures are defined on pages 51 to 53 and reconciliations to the nearest IFRS measures are on pages 64 and 68.

Strategic report
Governance and remuneration
Financial statements
Investor information

Our business model

Every day, we help improve the health of millions of people around the world by discovering, developing and manufacturing innovative medicines,

vaccines and consumer healthcare products.

Our operations span the value chain from identifying, researching, developing and testing ground breaking discoveries, to regulatory approval, manufacturing and commercialisation. We remained resilient through a challenging year for the world by being agile and maintaining focus on our purpose and strategic long-term priorities.

Central to our success are our people: experts in science, technology, regulation, intellectual property and commercialisation. We also collaborate with world-leading experts and form strategic partnerships to complement our existing capabilities.

Our purpose and strategy

Our purpose is to improve the quality of human life by helping people do more, feel better and live longer. It guides all of our actions and is key to the delivery of our strategy – to bring differentiated, high-quality and needed healthcare products to as many people as possible, preventing and treating disease and keeping people well with our scientific and technical know-how and talented people.

Our long-term priorities

Our priorities of Innovation, Performance and Trust are underpinned by our ambition to build a more purpose and performance driven culture, aligned to our values – patient focus, transparency, respect and integrity – and expectations – courage, accountability, development and teamwork.

Innovation is critical to how we improve health and create financial value. In 2020 Total R&D expenditure was £5.1 billion, which was 15.0% of turnover, and an increase of 12% (AER and CER) from the previous year. On an Adjusted basis, R&D expenditure was £4.6 billion (13.5% of turnover), 6% higher at AER, 7% higher at CER, than in 2019. On a pro-forma basis, Adjusted R&D expenditure grew 6% CER compared with 2019.

In Pharmaceuticals and Vaccines, we focus on science related to the immune system, human genetics and advanced technology. In Consumer Healthcare we leverage our scientific expertise and deep consumer insights to create healthcare products that meet consumer demands. As a research-based healthcare company we rely on intellectual property protection to help ensure a reasonable return on our investments so we can continue to research and develop new and innovative medicines.

Performance is delivered by investing effectively in our business and our people and executing competitively. Our ability to launch new products successfully and grow sales from our existing portfolio is key to our commercial success.

Trust is also critical to our success. We are a responsible company and commit to use our science and technology to address health needs, make our products affordable and available, and be a modern employer. Our 13 public commitments support our Trust priority and cover a broad range of environmental, social and governance (ESG) aspects. The commitments are designed to help us respond to ESG challenges and opportunities within our industry and society more broadly and contribute to many of the UN Sustainable Development Goals particularly Goal 3: ensure healthy lives and promote wellbeing.

The value we create

By delivering on our purpose, the greatest contribution we make is to improve the health of people around the world. In 2020 that included delivering 2.2 billion packs of medicines, over 580 million vaccine doses and 3.8 billion consumer healthcare products.

For our shareholders, as part of our capital allocation framework, we invest in our business to provide shareholder returns. In 2020 we paid a dividend of 80p per share and delivered £5.4 billion of free cash flow.

We make a positive contribution to the communities in which we operate. We employ over 94,000 people across 96 countries and work directly with 36,000 suppliers. In 2020 we paid £1.7 billion in corporation tax. We also pay a significant amount of other business and employment related taxes. We aim to be a modern employer and offer a broad range of employee benefits, including preventative healthcare services, so that we are able to attract and retain the best people.

GSK Annual Report 2020    01

Our business model continued

Preparing for the future

Creating two new companies

In early 2020, consistent with our strategic priorities and previous announcements, we started a two-year programme to prepare GSK for separation into two new leading companies: New GSK, a new biopharma company, focused on specialty medicines and vaccines with an R&D approach focused on the science related to the immune system, the use of human genetics and new technologies; and a new leader in consumer healthcare with category-leading power brands and innovation based on science and consumer insights.

We are on track for separation into new standalone Biopharma and Consumer Healthcare companies in 2022.

The programme is using the unique catalyst of separation to reset the capabilities and cost base for both companies, and help support delivery of the significant value creation opportunities we see in both New GSK and new Consumer Healthcare.

For New GSK, we see a clear opportunity to drive a common approach to R&D as the science related to the immune system converges across both pharmaceuticals and vaccines.

During the year we achieved an important milestone with the launch of our One Development organisation in R&D. This is already enabling us to be even more effective in how we allocate our budget, share technical and scientific expertise and deliver our pipeline, regardless of modality.

Under the programme, we are seeking to improve our capabilities and create efficiencies in our global support functions; continuing to simplify and focus our manufacturing network, ensuring our supply chain is ready to launch our new specialty medicines; and rationalising our portfolio through divestments.

For the new Consumer Healthcare company, this programme is supporting the building of key technology infrastructure and the expertise necessary to operate as a standalone company.

We believe that increased investment in our pipeline and new products, together with effective implementation of our two-year programme, will set each new company up with strong foundations for future performance.

The financial benefits, costs and reporting associated with the programme are set out on pages 65 and 66.

Capital allocation

02    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Chairman’s statement

2020 was an extraordinary and challenging year. We continued to progress our strategy towards the creation of two new companies

The COVID-19 pandemic dominated all aspects of life and business and GSK was no exception with impacts felt both operationally and among our people. In the face of huge challenges we delivered our financial guidance for the year and continued to make progress on our strategy.

This is a testament to the leadership of Emma and her management team who have navigated the company through the year and ensured people across GSK remained focused on our purpose and delivery of performance.

Strategy

The Board was pleased to see the continued progress made against the company’s strategic goals in 2020. While it is disappointing this has not yet translated into improved Total Shareholder Returns (TSR), the progress made reinforces the Board’s confidence in the direction of the company and its eventual split next year into two new companies in Biopharma and Consumer Healthcare. This, combined with meaningful improvements to operating performance from 2022 onwards, provides significant opportunity to create value for shareholders.

Strengthening the Biopharma pipeline remains the Company’s number one priority, and this continued through 2020 (despite the pandemic), with nine significant approvals, nine pivotal trial starts and a pipeline now consisting of 58 potential medicines and vaccines focused on infectious diseases, oncology and immune-mediated diseases. A number of these assets could be significant launches over the next five years, with the potential to change medical practice and provide material value for the company. The Board’s Scientific Committee is closely involved with Hal and his team on the pipeline.

Operational and financial performance was resilient through the year. Importantly we are seeing evidence of significantly improved commercial capability and execution and this is driving good expansion in our key growth products. Management also maintained its strong focus on cost controls and cash generation. 2021 will see further pipeline investment and continued short-term disruption to our adult vaccines business, both of which are reflected in our earnings guidance for the year.

GSK’s capital allocation framework focuses on investing in the R&D pipeline, new product launches, vaccine supply capacity and disciplined business development.

In 2020, we paid 80p per share to shareholders and expect to do the same in 2021. We intend to implement a new distribution policy for dividends from 2022, the year we will separate into two new companies. This will ensure both businesses are competitive and have the right capital structure with the capacity to invest to deliver growth and shareholder returns. Overall, we expect that aggregate distributions across the two new companies will be lower than the 80p per share currently paid.

The importance of businesses acting responsibly is central to how an increasingly broad range of stakeholders view companies. As part of this, global health has always been an important element of GSK’s Trust priority and the Board was pleased to see that GSK once again topped the Access to Medicine Index. Environmental, social and governance (ESG) are increasingly a focus for investors and other stakeholders and the Board fully supports the ambitious, new environmental goals on climate and nature, and new inclusion and diversity (I&D) targets, including on race and ethnicity, that management have announced.

The Board also supports management’s efforts to contribute on COVID-19, including progression of potential vaccines and therapeutic treatments. As a company with a world leading infectious diseases portfolio and scientific expertise, GSK has an opportunity both to contribute meaningfully to the current response to the pandemic and to work with global institutions to support better long-term preparedness planning.

Board changes

The Board continues to adapt to support the company’s priorities and ensure effective delivery. Specifically, a new committee was established to oversee the separation and transformation into two companies, and the Corporate Responsibility Committee has taken on an expanded remit in line with the greater focus on ESG. The Science Committee continues to provide excellent oversight and direction for the R&D strategy.

In May, Charles Bancroft joined the Board as a Non-Executive Director. Charlie will succeed Judy Lewent as Chair of the Audit & Risk Committee on completion of the 2020 annual reporting cycle. Judy steps down from the Board at the AGM and I would like to thank her for her enormous contribution to GSK over 10 years. I am also grateful to Lynn Elsenhans, who has agreed to stay on the Board for a further year, to ensure that there is continuity in the important work of the Corporate Responsibility Committee.

Finally, I would like to thank all GSK’s employees, partners, shareholders and customers for their support during this unprecedented year.

Sir Jonathan Symonds

Chairman

GSK Annual Report 2020    03

CEO’s statement

Innovation for healthcare impact is the heart of our purpose. In 2020 we made further significant progress, continuing to build a high-value biopharma pipeline focused on vaccines and specialty medicines.

2020 was a remarkable year for us all. Despite the challenges it was also a year of progress for GSK and I’m proud of the way the company has responded to support patients, healthcare systems and our people while also delivering good financial performance and advancing our strategic transformation.

This progress means we have high confidence in our ability to launch new competitive, standalone Biopharma and Consumer Healthcare companies in 2022 that can achieve meaningful global impact to health and have the opportunity to create significant value for shareholders.

Growth in 2020 sales

Group sales grew 1% at actual exchange rates (AER) and 3% at constant exchange rates (CER) to £34 billion. This is a testament to the increased focus we have continued to place on improving commercial execution.

New and Speciality products drove growth with sales of £9.7 billion, up 11% AER and 12% CER. This group of innovative products now account for more than half of pharmaceutical sales.

In respiratory we saw strong growth for Nucala, our biologic for asthma and Trelegy our 3-in-1 inhaler for asthma and COPD. In HIV, new two-drug regimens Dovato and Juluca more than doubled sales to £869 million while our oncology portfolio continued to grow with Zejula, for ovarian cancer, significantly growing market share, and the launch of Blenrep, for heavily pre-treated multiple myeloma patients. Shingrix, our successful vaccine for shingles, continued to grow and had sales of £2 billion, despite the significant disruption to adult vaccinations from the COVID-19 pandemic. We also saw a strong Consumer Health performance with sales up 4% CER on a pro-forma basis, excluding brands divested and under review, reflecting the underlying strength of brands across our portfolio.

This strong performance in our growth drivers and disciplined cost control allowed us to deliver our guidance for the year, which was set before the pandemic. Total earnings per share were 115.5p, up 23% AER, up 26% CER while Adjusted earnings per share were 115.9p, down 6% AER and down 4% CER.

We had strong cash generation, with free cash flow of £5.4 billion. We declared a dividend of 80p per share and expect to pay the same again in 2021.

Continued R&D delivery

Innovation for healthcare impact is the heart of our purpose and strengthening our R&D pipeline remains our first priority. In 2020 we made further significant progress, continuing to build a high-value biopharma pipeline focused on vaccines and speciality medicines, harnessing the science related to the immune system, the use of human genetics and advanced technologies.

We had nine major approvals in 2020 for medicines in respiratory, oncology, HIV and immuno-inflammation – a remarkable achievement. This included Zejula’s expanded label in ovarian cancer, making it potentially available to more women, and Cabenuva, the world’s first long-acting injectable for the treatment of HIV which allows patients to have 12 injections a year instead of taking daily pills. Nine pivotal trials were started in the year, including for a vaccine candidate for RSV – a virus with a high unmet need and which causes thousands of deaths and hospitalisations a year. If successful, this vaccine could play a significant role in easing this burden. We will start other late stage trials this year including for a new long-acting asthma medicine which, if successful, would be given every six months – a further testament to how we put patients at the heart of our R&D.

Overall, we now have more than 20 assets in late stage development, many of which could be transformational for patients. These products could all launch by 2026 and we believe more than 10, if data is positive, have the potential to be very significant commercially.

Last year we also executed more than 20 business development deals, strengthening our capabilities with the acquisition of new antibody, mRNA and genetic platforms and technologies.

We continue to use our science to contribute to the COVID-19 response on multiple fronts. We were of course disappointed with the delay to our vaccine being developed with Sanofi, but we continue to progress this along with others as well as in-house and externally-partnered therapeutics. Importantly, we are looking ahead to the potential need for next generation COVID-19 vaccines to use with emerging variants or as a booster and we are delighted with our recent collaboration with CureVac to research and develop several mRNA vaccines, including for COVID-19.

04    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

CEO’s statement continued

Separation preparation

We remain firmly on track with our intention to separate into two new, exciting companies next year – a New GSK in Biopharma and a new world leader in Consumer Healthcare.

We have met all our first year targets for the separation programme and the integration of the Consumer JV is substantially complete. As the second year of our two-year transformation, 2021 will see further investment in our pipeline and behind successfully launching new products to sustain our long-term competitive growth. Short-term disruption from the pandemic to our vaccines business is reflected in the financial guidance we have set out for 2021. We continue to expect a meaningful improvement in performance from 2022 onwards.

Building Trust

Building trust with all our stakeholders – in addition to delivering sustainable financial returns – is critical. The pandemic has highlighted the need for businesses to operate in a responsible way and, for life sciences companies, to ensure there is widespread access to medicines.

Investor interest in environmental, social and governance (ESG) issues has increased significantly over the last year. We believe in the need to transition to a net zero economy and we want to play our part in protecting and restoring people’s and the planet’s health. In November we set ambitious, industry leading environmental targets to have a net-zero impact on climate change and net-positive impact on nature by 2030.

GSK firmly believes in the value of inclusion and diversity and we have set aspirational targets for the proportion of ethnically diverse leaders at VP level and above in the US and UK by 2025 and reset our gender target, aiming to further increase female representation at VP level and above globally by 2025. We are also focusing on improving diversity in clinical trials to ensure that they represent – and our medicines are safe and effective in – real-world patient communities.

We have continued to work with partners on other long-term urgent global health needs. Following positive data for our single dose treatment for the P. vivax strain of malaria, we have filed alongside our partners Medicines for Malaria Venture (MMV) for its use in children – a population disproportionately affected by the disease and we have licensed our TB candidate vaccine to the Bill & Melinda Gates Research Institute for its continued development and potential use in low-income countries with high TB burdens. I am pleased that our commitment to this important work has been recognised again by the Access to Medicines Index, which we have topped for the seventh time in a row.

Our people and culture

Our people have shown remarkable dedication, agility and resilience through the year in unprecedented circumstances. This has included the thousands of employees who have continued to work in our manufacturing facilities throughout the pandemic to ensure our vital medicines, vaccines and consumer products continued to reach patients and consumers.

Their efforts have meant that despite the challenges we enter 2021 with our pipeline stronger, our commercial execution sharper and our confidence higher in our ability to deliver sustainable long-term growth post separation.

I want to thank our fantastic people and our partners, for without them we would not succeed and we count on them now as we prepare for our exciting future.

Emma Walmsley

Chief Executive Officer

GSK Annual Report 2020    05

Financial performance

Operating performance – 2020

Turnover

					2020
	£m		Growth £%	Growth CER%	*Pro-forma growth CER%
Pharmaceuticals	17,056		(3)	(1)	(1)

Vaccines	6,982		(2)	(1)	(1)

Consumer Healthcare	10,033		12	14	(2)
	34,071		1	3	(2)
Corporate and other unallocated turnover	28
Group turnover	34,099		1	3	(2)

Financial results
					2020
	£m		£%	Growth CER%	*Pro-forma growth CER%
Turnover	34,099		1	3	(2)

Total operating profit	7,783		12	15

Total earnings per share	115.5	p	23	26
Adjusted operating profit	8,906		(1)	2	(3)

Adjusted earnings per share	115.9	p	(6)	(4)
Net cash from operating activities	8,441		5

Free cash flow	5,406		7

*

Pro-forma CER growth rates are calculated as if the equivalent seven months of Pfizer consumer healthcare business results, as reported by Pfizer, were included in the comparative period of 2019. Please see page 53 for more information.

Turnover

Strong sales performance from key growth drivers in HIV, Respiratory, Oncology and Consumer Healthcare offset disruption from COVID-19 to adult vaccinations.

Group turnover was £34,099 million in the year, up 1% AER, 3% CER. On a pro-forma basis, Group turnover was down 2% CER, but up 1% at CER excluding the impact of divestments in Vaccines and brands divested or under review in Consumer Healthcare.

Pharmaceuticals turnover in the year was £17,056 million, down 3% AER, 1% CER. Respiratory sales were up 22% AER, 23% CER, to £3,749 million, on growth of Trelegy, Nucala and Relvar/ Breo. HIV sales were flat at AER, up 1% CER, to £4,876 million, with growth in Juluca and Dovato partly offset by declines in Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 16% AER, 15% CER to £7,332 million.

Vaccines turnover declined 2% AER, 1% CER to £6,982 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis vaccines, DTPa-containing vaccines, Synflorix and Bexsero, together with the divestment of Rabipur and Encepur. This decline was partly offset by higher sales of Influenza vaccines across all regions and by Shingrix growth in Europe, China and the US together with a strong performance from Cervarix in China.

Reported Consumer Healthcare sales grew 12% AER and 14% CER to £10,033 million for the full year, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review. On a pro-forma basis, sales declined 2% CER, but grew 4% CER excluding brands divested/under review, reflecting the underlying strength of brands across the portfolio and categories, strong growth in e-commerce, and successful execution meeting evolving consumer demand as a result of the pandemic.

Operating profit

Total operating profit was £7,783 million in 2020 compared with £6,961 million in 2019. The total operating margin was 22.8%. This reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

Adjusted operating profit was £8,906 million, 1% lower than 2019 at AER and 2% higher at CER on a turnover increase of 3% CER. Pro-forma adjusted operating profit declined 3%. This primarily reflected the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, investment in R&D, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was partly offset by effective cost control, including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns and the continuing benefit of restructuring in Pharmaceuticals and Consumer Healthcare.

Earnings per share

Total EPS was 115.5p, compared with 93.9p in 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities, higher major restructuring charges and a one-off benefit in 2019 from increased share of after tax profits of the associate Innoviva.

Adjusted EPS was 115.9p compared with 123.9p in 2019, down 6% AER, 4% CER, on a 2% CER increase in Adjusted operating profit. The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits, higher investment in R&D and reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva.

Cash flow

The net cash inflow from operating activities for the year was £8,441 million (2019 – £8,020 million). Free cash flow was £5,406 million for the year (2019 – £5,073 million). The increase in free cash flow primarily reflected increased proceeds from disposal of intangible assets, beneficial timing of payments for returns and rebates, reduced legal payments and improved operating profits, partly offset by higher dividends to non-controlling interests, increase in trade receivables, increased tax payments including tax on disposals and adverse exchange impacts.

06    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Financial performance continued

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK uses a number of Adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. See page 51 for a fuller definition.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s Annual Reports, including the financial statements and notes, in their entirety.

GSK is undertaking a number of Board-approved Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria.

As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

GSK’s reported results for the year ended 31 December 2019 included five months of results of the former Pfizer consumer healthcare business compared with twelve months in 2020. Pro-forma growth rates at CER have been calculated for 2020 including the equivalent seven months of results for the period to 31 July 2019 of the former Pfizer consumer healthcare business, as more fully described on page 53.

Adjusting items	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
Turnover	34,099	34,099

Cost of sales	(11,704)	699	31	667	116	(10,191)
Gross profit	22,395	699	31	667	116	23,908

Selling, general and administration	(11,456)	1	18	659	(23)	16	68	(10,717)

Research and development	(5,098)	75	214	206	(4,603)

Royalty income	318	318

Other operating income/(expense)	1,624	1,215	(2,839)	–
Operating profit	7,783	775	263	1,532	1,308	(2,823)	68	8,906

Net finance costs	(848)	2	2	(844)

Share of after-tax profits of associates and joint ventures	33	33
Profit before taxation	6,968	775	263	1,534	1,308	(2,821)	68	8,095

Taxation	(580)	(150)	(47)	(292)	(229)	17	(14)	(1,295)

Tax rate	8.3%	16.0%
Profit after taxation	6,388	625	216	1,242	1,079	(2,804)	54	6,800

Profit attributable to non-controlling interests	639	392	1,031

Profit attributable to shareholders	5,749	625	216	1,242	687	(2,804)	54	5,769

Earnings per share	115.5	p	12.6	p	4.4	p	25.0	p	13.8	p	(56.5)	p	1.1	p	115.9	p

Intangible asset amortisation and impairment

Amortisation and impairment of intangible assets and goodwill excludes computer software.

Major restructuring

Major restructuring costs, which include impairments of tangible assets and computer software (under specific Board-approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions.

Transaction-related

Transaction-related accounting or other adjustments related to significant acquisitions.

Divestments, significant legal and other items

Proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items.

Separation costs

Additional costs to prepare Consumer Healthcare for separation.

GSK Annual Report 2020    07

Financial performance continued

Adjusted results

2020	2019
£m	% of turnover	£m	% of turnover	£%	Growth CER%	Pro-forma growth CER%

Turnover	34,099	100	33,754	100	1	3	(2)

Cost of sales	(10,191)	(29.9)	(10,079)	(29.9)	1	2	(3)
Gross profit	23,908	70.1	23,675	70.1	1	3	(1)

Selling, general and administration	(10,717)	(31.4)	(10,715)	(31.7)	–	2	(3)
Research and development	(4,603)	(13.5)	(4,339)	(12.9)	6	7	6

Royalty income	318	0.9	351	1.1	(9)	(9)	(9)

Operating profit	8,906	26.1	8,972	26.6	(1)	2	(3)

Net finance costs	(844)	(810)

Share of after-tax profits of associates and joint ventures	33	74

Profit before taxation	8,095	8,236	(2)	1

Taxation	(1,295)	(1,318)

Tax rate	16.0%	16.0%

Profit after taxation	6,800	6,918	(2)	1

Profit attributable to non-controlling interests	1,031	787

Profit attributable to shareholders	5,769	6,131

Earnings per share	115.9	p	123.9	p	(6)	(4)

How we performed

Cost of sales

Adjusted cost of sales as a percentage of turnover was 29.9%, flat at AER, but 0.1 percentage points lower at CER compared with 2019. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.3 percentage points lower at CER, compared with 2019. This reflected a more favourable product mix in Pharmaceuticals and a further contribution from restructuring and integration savings, partly offset by adverse product mix in Vaccines and continued adverse pricing pressure in Pharmaceuticals.

Selling, general and administration

Adjusted SG&A costs as a percentage of turnover were 31.4%, 0.3 percentage points lower at AER than in 2019 and 0.3 percentage points lower on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 31.4%, 0.4 percentage points lower at CER, compared with 2019.

The growth in Adjusted SG&A costs, although flat at AER, grew 2% CER. On a pro-forma basis costs reduced 3% CER and reflected the benefits from restructuring including one-off benefits from restructuring of post-retirement benefits, reduced variable spending across all three businesses and the tight control of ongoing costs, partly offset by increased investment in promotional product support.

Research and development

Adjusted R&D expenditure was £4,603 million (13.5% of turnover), 6% higher at AER, 7% higher at CER than in 2019. On a pro-forma basis, Adjusted R&D expenditure grew 6% CER, primarily driven by the significant increase in investment in Oncology, as well as progression of COVID-19 treatment programmes. This has been partly offset by a reduction in investment in research and several Specialty and Primary Care programmes as well as efficiency savings from the implementation of the Separation Preparation restructuring programme and reductions in variable spending.

Operating profit

Adjusted operating profit was £8,906 million, 1% lower than 2019 at AER and 2% higher at CER on a turnover increase of 3% CER. The Adjusted operating margin of 26.1% was 0.5 percentage points lower at AER, and 0.2 percentage points lower on a CER basis than in 2019. On a pro-forma basis, Adjusted operating profit was 3% lower at CER on a turnover decrease of 2% at CER. The Adjusted pro-forma operating margin of 26.1% was 0.4 percentage points lower on a CER basis than in 2019.

The reduction in pro-forma Adjusted operating profit reflects the adverse impact from the reduction in sales in Vaccines, investment in R&D, continuing price pressure, and investments in promotional product support, particularly for new launches. This was offset by reduced promotional and variable spending, a one-off benefit from restructuring of post-retirement benefits and the continuing benefit of restructuring and the tight control of ongoing costs.

Tax

Tax on Adjusted profit amounted to £1,295 million and represented an effective Adjusted tax rate of 16.0% (2019 – 16.0%), reflecting the impact of the settlement of a number of open issues with tax authorities and the cancellation by the UK Government of a reduction in the UK corporation tax rate.

Non-controlling interests

The allocation of Adjusted earnings to non-controlling interests amounted to £1,031 million (2019 – £787 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits.

Earnings per share

Adjusted EPS was 115.9p compared with 123.9p in 2019, down 6% AER, 4% CER, on a 2% CER increase in Adjusted operating profit. The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits and reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva.

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Our long-term priorities

We believe GSK’s long-term priorities will create lasting value for our patients,

consumers and shareholders. In 2020, despite a very challenging operating environment, we delivered a resilient performance and our strategic objectives remain on track.

Innovation	Performance	Trust
We invest in scientific and technical excellence to develop and launch a pipeline of new products that meet the needs of our patients, payers and consumers.	We deliver growth by investing effectively in our business, developing our people and executing competitively.	We are a responsible company. We commit to use our science and technology to address health needs, make our products affordable and available and be a modern employer.
2020 objectives	2020 objectives	2020 objectives
– Deliver Innovation sales with excellent commercial, R&D and supply chain execution – Further accelerate and strengthen pipeline with six potential approvals expected

–  Prioritise spending to deliver growth and return on investment

–  Successful Consumer Healthcare JV integration, including driving growth and delivering synergies

–  Deliver further capability building in specialty Pharmaceuticals

–  Deliver two-year programme to prepare GSK for separation into two new companies

– Continue to deliver on-time, in-full supply of our products – Build reputation with a focus on Innovation – Deliver progress on Trust commitments
Progress	Progress	Progress

–  Strong performance from new innovations including Shingrix, Trelegy, Juluca, Dovato and Zejula

–  Nine major regulatory approvals, including in HIV, Oncology and Respiratory

–  Extended indications across portfolio, including for Shingrix, Bexsero, Trelegy Ellipta and Benlysta

–  Accelerated pipeline with nine pivotal study starts and now have over 20 assets in late-stage development

–  Established multiple partnerships to develop COVID-19 solutions, including with CureVac to develop next generation mRNA COVID vaccines and Vir Biotechnology for therapeutic antibody treatments

–  Strengthened capabilities with more than 20 business development deals

–  28 first-market launches for Consumer Healthcare

–  Strong sales performance from key growth drivers in HIV, Respiratory, Oncology and Consumer Healthcare, reflecting our resource focus on therapy areas, markets and brands with greatest potential

–  Advanced Consumer Healthcare integration; on track for £500 million annual cost savings by 2022 and £1.1 billion divestment proceeds achieved

–  Advanced specialty medicine capabilities with over 500 new hires in Oncology

–  Programme to separate GSK into two leading businesses remains on track

–  Sector leading positions in ESG indices including 1st in the Access to Medicine Index

–  Despite the pandemic, we have been able to maintain the supply of our pharmaceutical, vaccine and consumer healthcare products and continue manufacturing without significant disruption

–  FDA and EMA approved paediatric dolutegravir

–  Joined global efforts to develop COVID-19 solutions and supported partners

–  Set ambitious new environmental sustainability goals in climate and nature

–  Introduced all-employee mandatory inclusion and diversity training

2021 priority objectives	2021 priority objectives	2021 priority objectives

–  Deliver Innovation sales with excellent commercial, R&D and supply chain execution in Oncology, HIV and Vaccines

–  Accelerate and strengthen pipeline with robust commercial input, including business development

–  Continue to prioritise spending to deliver growth and return on investment

–  Continue to deliver two-year programme to prepare GSK for separation into two new leading companies

–  Build a stronger, more diverse workforce for two new leading companies

– Continue to deliver on-time, in-full supply of our products – Improve manager capability to motivate, focus, develop and care for people – Continue to deliver progress on Trust commitments

Culture

As we move towards the creation of two new leading companies, we continue to focus on being more performance driven, while remaining firmly purpose led and values based. We track our cultural change with a range of indicators and the Board receives regular updates. See pages 90 and 102.

Principal risks
Our principal risks are: patient safety; product quality; financial controls and reporting; anti-bribery and corruption; commercial practices and pricing; non-promotional engagement; privacy; research practices; environment, health and safety; environmental sustainability; information security; supply continuity; and transformation. Our risk management framework is designed to support our long-term priorities. See pages 43 to 45 and 261 to 275.

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Our culture

We are building a stronger purpose and performance culture, to inspire our people and power delivery of our long-term priorities.

Our people are inspired by our purpose – to help people do more, feel better, live longer. Our Purpose and Performance culture is underpinned by our values of Patient Focus, Respect, Transparency and Integrity. As we move towards the creation of two new leading companies, it is critical for us to focus on being more performance driven, while remaining firmly purpose led and values based.

We track our cultural change with a range of indicators focused on embedding a culture that prioritises Innovation; our competitive edge, speed and agility to deliver growth orientated Performance; and employee Trust, including pride in our purpose, embedding our values and expectations (Accountability, Courage, Development, Teamwork) and progress as a Modern Employer.

As we do this, we check the health of our culture with a range of indicators. We are making good progress. In what has been a challenging year for everyone, our survey saw the highest response rate to date (85%), and the main measure of culture – employee engagement – reported the highest scores (84%) since inception of the survey in 2012, an increase of 6% since our last survey in 2019. There were improvements across all Innovation scores (up on average by 5%), with Performance scores showing the largest overall improvements across all the questions (up on average by 7%). Scores on employee Trust also scored strongly (up on average by 4%).

The way we have been working through the COVID-19 pandemic has led to positive changes in our culture. During 2020, close to three quarters of our employees moved to remote working, while around a quarter have continued to work at our essential sites ensuring our medicines, vaccines and everyday healthcare products reached the millions of patients and consumers who needed them. Through this period, we have seen a deeper connection to our purpose, greater focus on the work that matters most to deliver our priorities, dynamic teams moving at pace with clear accountabilities, and greater connectivity and care for each other. We will continue to focus on these positives throughout 2021 as part of our culture ambition for the long term.

Living and working through a pandemic, while also making progress in our transformation programme – Future Ready – brought change and personal challenges for some of our employees. To support them through this period, we ensured that our employee health and wellbeing services were fully accessible. (see page 38).

The pandemic meant we also had to be much more flexible in how we got our work done. To support this, we implemented new principles for employees who carry out office-based work; to do that work in a place and in a way that enables them to perform at their best, based on their role, team, and personal circumstances. The principles – Performance with Choice – are anchored in driving individual and collective performance, while creating more flexibility about where and how those employees perform their work.

In addition, as a company that has respect for people at its core and takes pride in providing access to our medicines, vaccines and consumer products to all, we have an opportunity and an obligation to build an inclusive culture internally and to be a force for good in improving diversity and inclusion in society. In 2020 we focused on building a more inclusive culture, including inclusion training for all employees alongside our work to evolve our policies, processes and practices. We also set new aspirational targets for gender and for race and ethnicity, (see page 37).

Our leaders have played a crucial role and we know that how they role-model culture is one of the biggest drivers of culture change. We continue to build the expertise in our senior leaders, with 13% new appointments to our top 125 leaders in 2020. The effectiveness of our global manager population is measured through our annual One80 feedback tool (see page 38) and this year we saw continued improvements in manager scores, with 80% of our managers being seen as highly effective by the people they manage.

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Key performance indicators

We track progress against our long-term priorities with ten operating key performance indicators. These measure our performance at a Group level and across our three businesses.

Our operating key performance indicators (KPIs) are reviewed regularly by our Corporate Executive Team and the Board. Our employees are updated on our progress against them every quarter. Our performance system aligns employees’ bonuses with a relevant subset of our ten indicators and the remuneration policy used to reward the performance of our executives also includes measures linked to our KPIs (see pages 113, 119 and 121).

We track all of our operating KPIs internally, and below we provide performance data for those that we report externally. Due to commercial sensitivities we do not publish data for all operating KPIs (indicated as n/r). We use a number of adjusted, non-International Financial Reporting Standards (IFRS) measures to report our business performance, as described on pages 51 to 53. These include Adjusted results, free cash flow and CER growth rates.

Innovation	2020	2019	2018
Innovation sales
Pharmaceuticals and Vaccines – sales of products launched in the last five years	£4.1bn	£3.0bna	£1.1bna

Consumer Healthcare – sales from products which are new to a market in the last three years as a % of total sales	11%	12%	11%

Pipeline value and progress – the value of products in our pipeline and R&D milestones achieved	n/r	n/r	n/r

Performance	2020	2019	2018

Group turnover – up 1% AER, 3% CER	£34.1bn	£33.8bn	£30.8bn
Profit
Total operating profit – up 12% AER, 15% CER	£7.8bn	£7.0bn	£5.5bn
Adjusted operating profit – down 1% AER, up 2% CER	£8.9bn	£9.0bn	£8.7bn
Total operating margin	22.8%	20.6%	17.8%
Adjusted operating margin	26.1%	26.6%	28.4%

Free cash flow – up 7%	£5.4bn	£5.1bn	£5.7bn

Market share – our market share in relation to our competitors	n/r	n/r	n/r

Top talent and succession plans for key roles – our most talented employees in key roles with succession plans in place	n/r	n/r	n/r

Trust	2020	2019	2018

Employee feedback – employee engagement scores from our global employee survey	84%	78%	78%

Supply service level – percentage of orders delivered on-time, in-full	n/r	n/r	n/r

Corporate reputation – reputation index among stakeholders and informed public measured globally and in top 13 markets	n/r	n/r	n/r

Linked to Executive LTI awards and bonus, see pages 113, 119 and 121.

a	Comparative information reflects sales of those products that meet the definition for 2020.

n/r	Not reported externally due to commercial sensitivities.

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Industry trends

We are operating in a dynamic environment, shaped by fast-changing and interdependent global trends, many of which were accelerated by the COVID-19 pandemic. We continue to respond to this changing environment by advancing our strategy and long-term priorities.

The global economy was significantly affected by the COVID-19 pandemic during the year and economic uncertainty has continued. In January 2020 the global economy was forecast to grow by 3.3% but the impact of COVID-19 containment measures stalled the economies of many countries and the global economy is now facing a deep recession.1

Investment in COVID-19 solutions, healthcare systems and economic support during national lockdowns will have a significant long-term effect on the global economy and government finances. This fiscal challenge is likely to have a lasting impact on national healthcare budgets and, in markets with out-of-pocket patient payments, personal budgets too.

The pandemic has put the healthcare industry centre stage and demonstrated its vital role as a powerful force for good, in discovering, developing and supplying essential medicines, vaccines and consumer healthcare products. The need for rapid solutions to the pandemic prompted unprecedented technological acceleration and collaboration between companies, governments, regulators and international organisations to mobilise R&D, deliver novel products, speed up regulatory processes and scale up manufacturing capacity.

As COVID-19 dominated people’s lives, discussions about safe and effective innovation, particularly around vaccines, rose high on the public agenda. The industry united around a common commitment to apply the highest levels of rigour and safety standards to potential COVID-19-related solutions. The pandemic also raised questions around the affordability of, and equality of access to, healthcare with demands that, when licensed, COVID-19 vaccines and medicines became widely available. Multi-stakeholder organisations such as COVAX were critical in helping to navigate such challenges as governments looked to secure access for their own citizens as well as ensuring global access. Pressure for governments to seek domestic healthcare supply chains, particularly for COVID-19 solutions, became a pressing issue as the disruption of international logistics systems impacted security of supply.

1	IMF Annual Report 2020

2	IQVIA data

3	Internal data

4	IQVIA, The Impact of COVID-19 on Global Pharmaceutical Growth, June 2020

5	United Nations Department of Economic and Social Affairs, World Population Prospects 2019

6	United Nations Department of Economic and Social Affairs, World Population Ageing 2019

7 Brookings, China’s influence on the global middle class, October 2020

The COVID-19 pandemic has underlined the centrality of health to the security, stability and prosperity of nations and the need to strengthen approaches to preventing, identifying and managing future pandemics. Already, the industry is engaging with key partners to consider how to work collectively to develop sustainable solutions that will enhance pandemic preparedness and strengthen global health security overall.

The global healthcare market

The global healthcare market has grown during the year, with worldwide pharmaceutical sales totalling £869 billion from September 2019-2020, up 4%. North America remains the largest pharmaceutical market with a 47% share of global sales, with Europe representing 23%. China is the second largest individual country for pharmaceutical sales, representing 7.6% of global sales.2 Global vaccine sales remained flat at approximately £23.8 billion in 2020. The global consumer healthcare market is estimated to be valued at more than £140 billion.3

Prescription medicines and consumer products proved largely resilient to the economic effects of the pandemic. Common trends of stockpiling, the issuing of long-term prescriptions and dramatic increases in purchasing, were followed by falls in demand driven by fewer consultations during lockdowns. The vaccines market was, however, impacted significantly, as global vaccination rates fell sharply as patients were unable to visit healthcare professionals. Rates recovered as lockdowns eased in the middle of the year but declined again as pandemic conditions worsened. Some commentators predict that economic recession will suppress pharmaceutical growth potential in countries where private funds underpin a significant proportion of healthcare costs.4

Global trends: opportunities and challenges

Changing demographics

Demographic change is increasing demand for preventive and therapeutic healthcare products.

The global population is predicted to grow to 8.5 billion by 2030, up from an estimated 7.7 billion in 2019.5 Virtually all countries are experiencing population ageing, with the proportion of those over 65 projected to double between 2019 and 2050.6 More people are living in cities and becoming affluent, particularly in China which is experiencing the world’s fastest-ever expansion of the middle class, and where by 2027 1.2 billion people are projected to be middle class – one quarter of the world’s total.7

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Our response

These factors are all contributing to rising demand for healthcare – including in our areas of focus, such as vaccines and specialty medicines as well as general medicines – and to pressure on healthcare systems to restrain growth in spending. In line with our Innovation priority we are investing in developing and launching a pipeline of new products that meet the changing needs of patients, payers and consumers (see pages 18 to 25). Our global health and pricing strategies ensure that our products serve a broad demographic (see pages 34 to 35).

Advances in science and technology

Rapid advances in innovative science and technology are transforming the sector. New advances in functional genomics, such as CRISPR, are changing what is possible in drug discovery and will enable researchers to pinpoint novel targets with a higher probability of success. Cell therapy technologies, where cells become living medicines, are altering the definition and profile of medicine. The scale of data from genetic libraries and genomics requires artificial intelligence (AI) to interpret, with machine learning helping to design new experiments to increase the likelihood of success. The growth in data is also improving the healthcare ecosystem and helping to build a virtuous cycle of data, technology and R&D. Regulators and purchasers can harness these technologies to track product effectiveness, while researchers can build a better understanding of genetics and disease through consumer use of digital tools to manage their health and determine their genetic profiles.

COVID-19 has demonstrated how advanced technology is accelerating and enabling innovation for our entire industry, with unprecedented government funding and collaborations between companies and research institutes. This has been especially true for the rapid acceleration of vaccine innovation, including mRNA technology, which enables specific proteins, or antigens, to be produced by the body’s own cells, enabling the human immune system to prevent or fight disease. This advance in vaccine innovation is likely to have implications beyond the current pandemic, resulting in a new range of highly innovative technologies that mark a step change in how we are able to fight infectious disease.

Our response

The application of advanced technologies is central to our R&D approach, as part of our Innovation priority. We are developing core capabilities in AI, machine learning, functional genomics and cell therapy to accelerate the pace at which we identify and develop novel targets and medicines. In vaccines our leadership in platform technologies continues to play a central role, for example in adjuvants, and also mRNA technology, which we pursue in-house with our own self-amplifying mRNA (SAM) platform, and through our strategic mRNA technology collaboration with CureVac, a clinical stage biotechnology company (see page 25 for more details). In February 2021 we announced an additional new agreement with CureVac to jointly develop next generation mRNA vaccines for COVID-19. In 2020 we also established a dedicated central London hub for our AI team to complement our two collaborations focused on applying CRISPR gene editing technologies to drug discovery: the Laboratory for Genomics Research and our partnership with The Broad Institute, the world-leading genomics centre.

GSK moved swiftly to join global efforts against the COVID-19 pandemic. Company-wide, we used our science, technology, portfolio and resources where we could have the biggest impact to progress promising vaccines and medicines that could be produced at scale to prevent and treat the virus (see page 24 for more details).

Pricing and access

The pricing of healthcare products and the increasing pressure to fund high-cost, innovative therapies continue to attract significant attention from governments and the public. Scrutiny on access to innovation during the pandemic has been particularly intense.

Governments have long sought to control healthcare expenditure, particularly around pharmaceuticals. Growing populations, increased comorbidities and improved screening have escalated demand for medicines, vaccines and consumer healthcare products. In parallel, new innovative medicines are more complex but better at targeting diseases.

Governments and payers are increasingly cooperating across jurisdictions, with ever more restrictive measures to control growth in pharmaceutical expenditure. In some cases, this has led to more reimbursement hurdles, with consequent delays to making innovative medicines and vaccines available to patients.

In the US, controlling the pandemic, stimulating the economy and addressing environmental issues are expected to be some of the Biden administration’s key priorities. The administration plans to expand the federal government’s role in the COVID-19 response by proposing a major stimulus bill, a nationwide testing and vaccine distribution strategy and rejoining the World Health Organization. In healthcare, the Biden administration is expected to seek to expand access through the Affordable Care Act comprehensive reforms, including for prescription drugs, but these are unlikely to be implemented in the short term.

There remains intense public scrutiny of the cost of prescription medicines for American citizens, and the Biden administration is expected to pay attention to this over the course of its term. Prior to leaving office, the Trump administration had announced several regulatory changes to address healthcare costs, most notably the restructuring of pharmaceutical rebates to benefit patients at the pharmacy counter and an intention to proceed with international reference pricing (IRP) or a ‘most-favoured nation’ pricing policy, which is indefinitely on hold pending resolution of legal challenges from industry. Though the exact shape and impact of these measures has yet to be finalised, if implemented they have the potential to significantly change industry’s operating environment in the US over the long term.

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Industry trends continued

In the US, there is a determination to control costs, improve access to healthcare and address out-of-pocket patient payments. Countering this is a growing recognition of the importance of innovation and earlier access to it in the US versus markets with more restricted access.

In Europe, although most markets have established price control processes, national healthcare authorities are continually looking to sharpen these tools. Disparity in access and supply availability across EU markets is a recurring topic of debate, with member states repeatedly raising concerns over medicine shortages. This concern heightened sharply in the crisis phase of the pandemic, and although companies mitigated the risk by reacting quickly and cooperating with EU and national authorities, COVID-19 has created an impetus for greater centralised procurement of vaccines and medicines at an EU level. In November, the European Commission (EC) published a Pharmaceutical Strategy focused on improving patient access to affordable medicines while also strengthening the region’s competitive pharmaceutical industry. The strategy includes both legislative and non-legislative proposals spanning access, affordability, innovation and competitiveness, touching the whole legislative framework under which pharmaceutical companies operate in Europe. The EU Commission also announced plans to improve cross-border preparedness for health emergencies and the creation of a new agency, the Health Emergency Response Authority (HERA), modelled on US Biomedical Advanced Research and Development Authority (BARDA), which would build up reserves of medicines and equipment and ‘surge capacity’ to support manufacturing.

There are growing calls for transparency of prices, development costs and public subsidies, with draft legislation in France and Italy requiring publication of R&D investment costs, the ability to manage unexpected supply constraints and details of prices in other jurisdictions. Various cross-border alliances, such as the Valletta Declaration Group, the Beneluxa Initiative, the Nordic Council and the Visegrad Group, have emerged to exert greater leverage in price negotiations.

In Europe, as well as many emerging markets, IRP continues to gain traction, with more than 80 markets now using it as a primary lever for pricing control. Increasingly countries are also cooperating on health technology assessments (HTAs), with a new EU HTA regulation proposal aiming to centralise the clinical assessments of new medicines and medical devices.

Beyond Europe many countries are implementing various reforms ranging from regulatory pathways to cost containment. In China, key changes include the alignment of drug regulatory review and approval processes with international standards, and improved government reimbursement for innovative medicines. The pricing and access environment also continues to evolve with a move towards evidence-based assessments. However, IRP is still used as an instrument to control costs. Additionally, although the latest national reimbursement drugs list negotiations in 2019 reduced prices they offered the opportunity of improved access for innovative medicines. There is evidence that access for oncology medicines, in particular, is improving.

In Japan, where HTAs were introduced in April 2019, the pharmaceutical industry remains concerned about the use of the assessments for pricing control rather than value assessment. A number of Latin American nations including Colombia, Mexico, Uruguay and some Central American countries are also increasingly engaging in HTAs and are considering establishing or strengthening existing assessments.

Our response

We aim to improve the health of millions of people each year by making our products available at responsible prices that are sustainable for our business.

Getting the balance right between responsible pricing and sustainable business is fundamental to our Innovation, Performance and Trust priorities. When setting the price of our medicines in developed markets, we apply a value-based approach to balance reward for innovation with access and affordability (see page 35). We aim to provide truly differentiated, innovative products that deliver effective health outcomes for patients and payers, so that even high-cost products deliver value. By investing in genetics, genomics, big data and AI we are accelerating the pace at which we develop transformational medicines and prioritising those molecules with a higher probability of success. Genetically validated drug candidates are twice as likely to become registered medicines, so such investments are also improving the productivity of our R&D investment.

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Industry trends continued

Regulatory environment

Healthcare is a highly regulated industry, reflecting public expectations that products comply to stringent levels of quality, safety and efficacy.

COVID-19 has presented a number of challenges. Both regulators and the industry have had to maintain supplies of essential medicines and vaccines, continue development programmes for new products, and support and accelerate the development of solutions for COVID-19. Many of the necessary adaptations have been based on important regulatory efforts and initiatives already underway. These have included work on novel regulatory approaches to encourage biopharmaceutical innovation, including addressing new technologies, such as digital healthcare, cell and gene therapies, complex clinical trials, big data and real world evidence.

Regulators have recognised the need for increased cooperation with industry to tackle the pandemic and this has been one of the key enablers for the acceleration of timelines for pandemic innovation. Regulators have built on existing interactions through supranational bodies, such as the International Coalition of Medicines Regulatory Authorities. The response to COVID-19 presents opportunities as well as challenges, such as the potential for the permanent application of regulatory adaptations, to support the development and approval of a broader range of new medicines and vaccines, and the simplification of regulatory processes.

In parallel to the challenges posed by COVID-19, the industry continued to prepare for the end of the transition period of the UK’s exit from the EU and for the development of the UK’s future regulatory framework with the Medicines and Healthcare products Regulatory Agency (MHRA) as an independent regulator.

Our response

GSK closely monitors and, where relevant and appropriate, engages in ways to improve regulation, particularly in the UK, Europe, US, China and Japan. For example, as scientific innovation moves beyond the scope of current regulation and standards, and as we learn from experience with COVID-19, we are working with our peers to engage with governments in exploring new policies, processes and incentives that would support the discovery and delivery of medicines and vaccines developed through emerging technologies and techniques. In addition, we are working with the sector to realise the opportunities for MHRA to establish new or enhanced partnerships with regulators outside the EU and to lead globally on the creation of a balanced regulatory framework that supports innovation.

Societal expectations

Societal expectations of business continue to evolve, at a time when expected progress on global development has been slowed by political and economic challenges and the pandemic.

As concern around these issues grows, the financial community has shown increasing interest in corporate management of environmental, social and governance (ESG) risks and opportunities as a better foundation for long-term growth. There has also been a rise in civic protest movements, aiming to hold companies and governments to account on social issues such as racial and gender inequality.

During the pandemic, there has been rising scrutiny of how companies have supported their employees, suppliers and wider communities through the crisis. On the environmental agenda, there is a growing sense of urgency around the pace and scale of action needed to address climate change, and an increasing focus on the degradation of the natural world and biodiversity loss, together with a deeper understanding of how planetary health is linked to human health.

Our response

Our Trust priority and approach to ESG is designed to create long-term value for both shareholders and society. We have set public commitments across our most material issues to support our Trust priority and are making good progress against them (see pages 33 to 42). We recognise that expectations are moving quickly and that we need to respond accordingly. This is why in 2020 we outlined a new global approach to inclusion and diversity and announced two ambitious new environmental goals, of net zero impact on climate and net positive impact on nature by 2030 (see pages 37 and 41). In our response to the pandemic, GSK has taken an agile, people-centric approach, including a strong focus on supporting our employees and suppliers.

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Stakeholder engagement

Engaging and building trust with the broad range of stakeholders that interact with, or are impacted by, our business is key to delivering our strategy and ensuring our success over the long term.

Our approach to enable management and the Board to understand and consider stakeholder views as part of their oversight and decision making is explained in our section 172 statement, set out in full on page 108 and incorporated by reference into this Strategic report. On this page we summarise our key stakeholder groups, how we engage with them, the issues that matter most to them and what we are doing in response.

Patients and consumers

Insights from patients and consumers enable us to develop products that better meet their needs.

How we engage

–  Advisory boards, disease-specific patient panels and Patient Advocacy Leaders Summits to provide patient insights

–  Engagement and support for patient groups (disclosed on GSK.com), and initiatives that empower patients to get involved in medicine development

–  Market research including consumer sensory labs

What matters

–  Differentiated product innovation based on patient and consumer needs

–  Access to a reliable supply of high-quality, safe products

–  Pricing of healthcare products, particularly out-of-pocket expenses

What we are doing

–  Strengthening our pipeline of innovative products

–  Maintaining high standards for product quality and safety

–  Continuing to take a value-based approach to pricing to balance reward for innovation with access and affordability

Investors

We maintain regular and constructive dialogue with investors to communicate our strategy and performance in order to promote investor confidence and ensure our continued access to capital.

How we engage

–  Ongoing communications including the AGM, quarterly results calls, in-person and virtual roadshows and detailed company information online

–  One-to-one meetings between Board members, senior executives and institutional investors

–  Biennial investors and analysts perception study

What matters

–  Financial performance and commercial success

–  Understanding how our R&D strategy is successfully developing our pipeline

–  The increasing importance of good management of ESG issues

What we are doing

–  Good financial performance and transparent reporting

–  Business and R&D updates and events on key pipeline milestones

–  Increasing our engagement on ESG matters

Healthcare professionals and medical experts

We work with healthcare professionals (HCPs) and medical experts to understand patient needs and to ensure our products are being administered in the right way.

How we engage

–  Scientific dialogue to increase understanding of disease management and patient experience

–  Providing high-quality, balanced information about our medicines and vaccines

–  Collaborating on clinical trials and research

What matters

–  Access to product and scientific information

–  Responsible sales and marketing practices

–  Safety, efficacy and differentiated innovation

What we are doing

–  Increasing the use of digital channels to deliver a more personalised and effective sharing of information to HCPs

–  Ensuring we attract and retain the best talent while upholding responsible sales and marketing standards

–  Using HCP insights on disease management and patient experience to inform the development of our medicines

R&D partners and academia

We partner with scientific institutions, national health systems, business partners and academia to help ensure we develop differentiated healthcare products.

How we engage

–  Collaborating with outstanding scientists from organisations across the globe

–  Establishing joint ventures to strengthen innovation and efficiency

–  Working with academic institutions to accelerate discovery and development of new medicines

What matters

–  Finding the right partner to accelerate a potential medicine or vaccine to approval to reach patients

–  Pushing the science as far as it can go to advance human health

– Dissemination and advancement of scientific knowledge

What we are doing

–  Working with world-leading experts at biotechs, universities and other scientific institutions to improve drug discovery and increase the productivity of our R&D pipeline

–  Collaborating with partners such as with CureVac on mRNA technology and Vir Biotechnology for new antibody therapies; and expanding genetic and genomics collaborations such as with the Broad Institute

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Stakeholder engagement continued

Governments and regulators

We work with governments and regulators to advocate for policies that encourage innovation, promote efficient management of healthcare spending and give patients the support they need.

How we engage

–  Meeting with regulatory bodies throughout the development process to ensure high-quality and safe new products

–  Engaging with government health agencies to demonstrate the value of our products for patients and economies

–  Working with governments to protect and strengthen the right operating environment for life sciences innovation and launches

–  Participating in international efforts to address global health threats, such as the COVID-19 pandemic

What matters

–  Investment in innovation and life sciences

–  Scientific funding and collaboration

–  Medicines pricing and reimbursement

–  Public health threats – COVID-19 and antimicrobial resistance (AMR)

–  Investment in preventive health and strengthening health systems

What we are doing

–  Working with UK and EU policymakers to ensure post-Brexit there remains a sustained flow of goods, investment capital and talent for life sciences innovation

–  Engaging in US policy pricing/reimbursement debates and, with phRMA, commenting on legislative proposals for healthcare reform

–  Partnering across industry and governments to tackle AMR

–  Engaging with governments, including the US, UK, EU and Canada, regarding production and procurement of COVID-19 vaccines

NGOs and multilateral organisations

We work with partners to improve access to healthcare services and our products, and to advocate for the policy environment in which we can be successful.

How we engage

–  Working with non-governmental organisations (NGOs) and partners to research and develop products to address global health challenges

–  Collaborating with NGOs and generic manufacturers to sustainably supply our products to developing countries

–  Partnering to strengthen health systems in developing countries and drive progress on global health priorities

What matters

–  Access to medicines and vaccines

–  UN SDGs and WHO targets for specific disease areas

–  Universal health coverage and the future of health systems

–  Financing for global health, including COVID-19 solutions

What we are doing

–  Focusing on our unique role as a global health partner to develop products where we have scientific expertise

–  Partnering with organisations that have complementary capabilities and reach to create sustainable models that share risk, including our partnership with Gavi to support access to vaccines in low and lower middle-income countries

–  Leveraging our community investment programmes to support our scientific expertise and deliver greater impact for patients

Suppliers

We work with thousands of suppliers, large and small, who provide goods and services that support us in delivering a reliable supply of high-quality, safe products for our patients and consumers.

How we engage

–  Regular direct engagement with suppliers to ensure they support GSK’s strategies and targets

–  Engaging with suppliers through our Third-Party Oversight programme and by conducting in-depth audits

–  Participating in forums such as the Pharmaceutical Supply Chain Initiative and the Consumer Goods Forum to improve supply chain sustainability

What matters

–  Prompt payment for smaller suppliers

–  Understanding GSK policies to ensure compliance

–  Opportunities to innovate and grow the relationship

What we are doing

–  Engaging with our suppliers throughout the COVID-19 pandemic to understand their operating and financial status, and offering support if necessary

–  Engaging with suppliers to develop improvement plans and track progress when we identify areas for improvement

–  Providing proactive support through our third-party EH&S team in countries where our priority suppliers are located

Employees

We involve and listen to employees to help us maintain strong employee engagement and retain talented people.

How we engage

–  Regular ‘Let’s Talk’ and ‘Let’s Listen’ events with the Corporate Executive Team and other senior leaders

–  Facilitating dialogue and collaboration through our internal communications platform

–  Through Works Councils, Employee Forums and Employee Resource Groups

–  Global all-employee survey and One80 Survey for employees to provide feedback on line managers

What matters

–  Our purpose and being able to see the difference we make

–  Having a great line manager

–  Feeling understood and valued

–  Being part of an inclusive and diverse workplace

What we are doing

–  Delivering more frequent, authentic communications during the pandemic

–  Clarifying our expectations of managers to motivate, focus, care for and develop our employees

–  Supporting employee safety, mental wellbeing and enabling work-life balance

–  Expanded our I&D commitments by setting aspirational targets to improve ethnic and gender diversity in leadership

GSK Annual Report 2020    17

Innovation

2020 was a year of significant progress for R&D. Across our biopharma portfolio, we achieved a substantial number of new launches, regulatory filings and late-stage research milestones. In Consumer Healthcare, we delivered first market launches of new innovations across all categories.

Progress

–  Strengthened the biopharma
pipeline with nine major approvals
and nine pivotal study starts

–  Accelerated the portfolio with
approvals in Oncology for Blenrep
and Zejula, in HIV for Rukobia and
Cabenuva/Vocabria+Rekambys,
and in specialty for Duvroq

–  Over 20 assets in late-stage
development, many that could
potentially significantly change
medical practice

–  Fast tracked COVID-19 solutions,
with three vaccine approaches in
clinic and three therapeutics in
clinical studies

–  Started phase III trials for our RSV
maternal, RSV older adults and
MenABCWY candidate vaccines

–  Launched first clinical trial of an
asset in the 23andMe collaboration

–  Invested significantly in strategic
partnerships, including immunology
company Vir Biotechnology and
mRNA technology specialist
CureVac

–  Consumer Healthcare had 28
first-market launches for new
innovations in 2020 and rolled out
more than 200 recent innovations
into new markets

For Consumer Healthcare read more on page 27

Pharmaceuticals and Vaccines

Our approach to R&D focuses on the science related to the immune system, the use of human genetics and the application of advanced technologies, such as AI and machine learning, to deliver transformational medicines and vaccines. This distinctive approach has enabled us to strengthen our pipeline in vaccines and specialty medicines and accelerate the pace at which we discover, develop and deliver for patients. We are embedding an agile, performance-driven culture by encouraging clear accountability and incentivising our people to pursue bold research, backed by data and strong science. We also partner with, and hire, outstanding talent from cutting-edge fields outside the pharmaceutical industry such as technology, data science and academia. At the same time, we have ambitious collaborations with other world-class companies and institutions, partnering on research and accessing advanced technologies, such as CRISPR and mRNA, to deliver a higher number of differentiated medicines and vaccines.

GSK’s biopharma R&D pipeline contains 40 potential new medicines and 19 candidate vaccines. Our focus on immunology is strengthening and diversifying our portfolio with promising clinical assets in immune-mediated diseases, infectious diseases and oncology. More than 70% of our research targets are genetically validated, with over 30 novel targets identified through our collaboration with consumer genetics and research company, 23andMe. Based on our current projections, by 2026 we have the potential to launch numerous new vaccines and medicines as well as new indications for existing assets. Should all data be positive we could have more than 10 high-potential late-stage assets that could significantly change medical practice. We continue to focus the pipeline on assets with the greatest probability of success.

Lifecycle innovation, where we focus on evolving and increasing the impact of our existing products, is also a key component of strengthening the pipeline. This ensures our vaccines and medicines reach and protect more people and continue to play a strong role in our business performance.

We have made significant progress across our biopharma portfolio, with nine major GSK assets targeting unmet medical need gaining regulatory approval. In our infectious diseases portfolio, we received approvals in HIV for our first-in-class attachment inhibitor, Rukobia, in the US and Europe, and for our long-acting regimen, Cabenuva, in Canada, the US and Europe, where it is licensed as Vocabria + Rekambys. We also received European regulatory approval to extend the use of several of our vaccines against infectious diseases: Shingrix – to expand its use from people aged over 50 to those over 18 who are at increased risk of shingles; Boostrix, our tetanus, diphtheria, and pertussis vaccine – an expanded indication to include maternal immunisation; and for Bexsero, a Europe-wide label update for its 2+1 schedule starting with infants of two months. In oncology we received significant US and European approvals, first for Zejula, which was approved for an expanded indication in ovarian cancer, and secondly for Blenrep, our first-in-class anti-BCMA (B-cell maturation antigen) treatment for multiple myeloma. In respiratory, Nucala, our first-in-class, anti-IL5 biologic, was approved in the US for hypereosinophilic syndrome, and Trelegy Ellipta, our once-daily single inhaler triple therapy, was approved in the US for asthma. Duvroq, for chronic kidney disease-related anaemia, was approved in Japan. Benlysta was approved in the US for an expanded indication in lupus nephritis.

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Governance and remuneration
Financial statements
Investor information

Innovation continued

Nine of our assets entered pivotal studies, including one of our COVID-19 vaccine collaborations, our therapeutic COVID-19 antibody treatment, which we are co-developing with Vir Biotechnology, and our candidate vaccine against five Neisseria serotypes (A, B, C, W, Y) causing meningitis, as well as our candidate vaccine against respiratory syncytial virus (RSV) for maternal immunisation.

The successful progression of our pipeline and our ability to fast track COVID-19 solutions were achieved despite disruption from international lockdowns. Throughout the pandemic we have continued to deliver trial drugs to thousands of patients within sealed-off healthcare systems, and assured patient and employee safety and study integrity. The resilience of our operations and supply chains has allowed the majority of our clinical studies to remain open.

Infectious diseases

GSK has a world-leading infectious diseases portfolio with 30 medicines and vaccines in clinical testing. This reflects both our focus on immunology and GSK’s 70-year track record of using pioneering research methods and novel technologies to find solutions to diseases caused by bacteria, viruses and parasites. For information on our response to COVID-19, see page 24.

HIV

Around 38 million people across the world live with HIV, including approximately 1.7 million children. Although sub-Saharan Africa remains the most affected region, the number of cases globally continues to grow with approximately 38,000 new infections each year in the US alone.

GSK has long been committed to combatting, preventing and ultimately curing HIV, and thereby limiting its impact on people’s lives. Our HIV business is managed through ViiV Healthcare, the sole global specialist HIV pharmaceutical company, which is majority owned by GSK with Pfizer and Shionogi as shareholders. The business is underpinned by a mission to leave no person living with HIV behind.

Whilst curing HIV remains ViiV Healthcare’s ultimate aim, our portfolio of 16 approved antiretroviral medicines offers a range of therapeutic options for people living with HIV. They include Tivicay and Triumeq, which contain our medicine dolutegravir, the most widely prescribed integrase inhibitor worldwide; we believe around 17 million people living with HIV globally are now taking a dolutegravir-based regimen. Ensuring no child living with HIV is left behind, in June 2020 we received US Food and Drug Administration (FDA) approval, followed by European Medicines Agency (EMA) approval in January 2021, of the first-ever dispersible tablet formulation of dolutegravir, Tivicay, for children from four weeks of age.

We fundamentally believe no person living with HIV should take more medicines than they need. Our two-drug regimen (2DR) treatments Dovato and Juluca, which have been shown to be as safe and effective as three-drug regimens, allow people living with HIV to maintain viral suppression while taking fewer HIV drugs over a lifetime.

Dovato is a once-daily, single-pill containing dolutegravir and lamivudine, for the treatment of adults living with HIV-1. Following its 2019 launch in the US and Europe, Dovato received marketing approval for treatment of naïve adults with HIV in Japan. The US, Japan and Australia received approval for the switch indication in the third quarter of 2020. Long-term data from the GEMINI 1 and 2 and TANGO studies showed Dovato was as effective as a number of three-drug regimens. Data from the STAT clinical trial also demonstrated that Dovato was effective and well tolerated as a treatment for rapid initiation after diagnosis. Dovato is now included in international guidelines, as an initial therapy for HIV and as a switch option.

In 2020 we received approval of Rukobia (fostemsavir), our first-in-class attachment inhibitor, in the US, followed by approval in Europe in February 2021. Rukobia was approved in the US after being fast tracked with an FDA breakthrough therapy designation. The therapy provides an option for heavily treatment-experienced adults with HIV-1 infection, including those who are failing on current antiretroviral regimens and have exhausted all treatment options. It had previously delivered positive results from its 96-week phase III BRIGHTE study.

ViiV Healthcare also received regulatory approval of the world’s first complete long-acting injectable regimen for the treatment of people living with HIV. This regimen, which contains cabotegravir and rilpivirine, reduces the number of treatment dosing days from 365 to 12 per year, with the potential to extend that further to just six. It was approved in Canada and the US, as Cabenuva, and in Europe, as Vocabria (cabotegravir) and Rekambys (rilpivirine).

Complementary to these approvals, and aligned with our goal of providing convenient, simplified treatments for people living with HIV, we are advancing further research in long-acting therapies. In September 2020, we began a one-year study to identify and evaluate approaches to integrating our once every two months injectable cabotegravir and rilpivirine HIV treatment into European healthcare practices. In October, we completed the final study visits of our year-long CUSTOMIZE study, which investigated the best ways of implementing a once-monthly HIV regimen into clinical practice across the US. Results indicate a high level of patient preference for the long-acting injectable as it offers the potential to reduce the frequency of dosing and is as effective as daily, oral, three-drug regimens in maintaining viral suppression among adults living with HIV.

GSK Annual Report 2020    19

Innovation continued

With around 1.7 million people newly diagnosed with HIV every year, focus on developing effective prevention is essential. In 2020 we reported positive results from trials of our investigational, long-acting injectable cabotegravir treatment against HIV acquisition. Interim analysis from a Global HIV Prevention Trials Network (HPTN) study showed the once every two months treatment is 66% more effective than, and superior to, daily pre-exposure prophylaxis pills in preventing HIV acquisition in men. The results were released earlier than anticipated following this outcome. Similarly, results were released earlier than anticipated in a second HPTN study in women that showed cabotegravir was 89% more effective than the daily oral standard of care for pre-exposure prophylaxis (PrEP). We intend to apply for marketing authorisation of this therapy with regulators from the first half of 2021.

Shingles

Our launch of Shingrix in late 2017 signalled a step change in the prevention of shingles, a painful and potentially serious illness. Approximately one in three people will develop shingles in their lifetime. The vaccine addresses the age-related decline in immunity, achieving more than 90% efficacy across all age groups. It is the first non-live shingles vaccine to combine a specific subunit antigen with an adjuvant to sustain the immune response.

In 2020 we received European approval to expand the use of Shingrix from people aged over 50, to those over 18 who are at increased risk of shingles. We also applied to broaden its indication in the US to include adults with immunodeficiency or immunosuppression who are more likely to contract shingles.

Respiratory syncytial virus (RSV)

One of our innovation priorities is the development of novel prophylactic vaccines for diseases with significant unmet medical need, such as RSV.

RSV is a leading cause of lower respiratory tract infection, such as pneumonia and bronchiolitis, with infants and older adults most at risk. Currently no vaccine is licensed to protect against the virus, which every year is estimated to hospitalise about 3 million under-fives globally and 177,000 older adults in the US alone.

GSK is the only company to develop a portfolio of three dedicated RSV candidate vaccines, each of which has been fast tracked by the FDA. These candidate vaccines are tailored to the needs of the most vulnerable populations – infants (through the complementary maternal and paediatric candidate vaccines) and older adults (through our candidate vaccine targeted at people aged over 60).

GSK’s maternal candidate is based on a recombinant pre-fusion F antigen to boost the pre-existing immune response of the vaccinated mother whose protective antibodies would then be transferred to the unborn child. Our paediatric candidate harnesses our adenovirus vector technology and contains three RSV antigens aiming to induce active immunity and extend protection of infants during the first two years of life.

Our older adult candidate leverages a recombinant pre-fusion F antigen combined with our AS01 adjuvant system, which is a key ingredient in our successful shingles vaccine Shingrix, to enhance the immune response in a population with a naturally declining immune system.

After promising phase I/II data for our older adults and maternal RSV candidate vaccines showed that both assets triggered a robust immune response and were well-tolerated, we began the phase III trial of our maternal candidate vaccine in November 2020, and the phase III programme for older adults in February 2021. Phase I/II studies of our paediatric RSV candidate vaccine are ongoing, with safety and immunogenicity data in seronegative infants expected in May 2021.

Meningitis

Approximately 1.2 million people develop invasive meningococcal disease (IMD) every year with infants, young children and adolescents particularly vulnerable. Even when the disease is diagnosed early and adequate treatment is started, 8% to 15% of patients die, often within 24 to 48 hours after the onset of symptoms. If untreated, meningococcal meningitis is fatal in 50% of cases and may result in brain damage, hearing loss or disability in 10% to 20% of survivors.

GSK is the market leader in vaccines against IMD, based on 2020 revenue.1 Our complementary portfolio of Bexsero, our market-leading meningitis B vaccine, and Menveo, our meningitis ACWY vaccine, helps protect against the majority of IMD cases.

2020 saw the publication of multiple studies with real-world evidence of Bexsero’s effectiveness in different settings, including Europe where serogroup B is the most prevalent. Public Health England’s Bexsero immunisation programme in the UK demonstrated a 75% reduction in expected cases in fully vaccine-eligible infants. This evidence led to a Europe-wide label update for Bexsero’s 2+1 schedule starting with infants of two months.

Meanwhile, phase II trials of the liquid presentation of Menveo were completed in December. The new format aims to simplify vaccine preparation steps for healthcare providers.

In August 2020, we began phase III clinical trials of our MenABCWY pentavalent vaccine. This candidate vaccine builds on the successful technology used in Bexsero and Menveo, both of which have favourable safety and efficacy profiles. Currently no meningitis vaccine exists against all five serogroups (ABCWY). A 5-in-1 vaccine would require just one vaccine, rather than two, and fewer injections.

1 Internal data

20    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Innovation continued

New antibiotics and AMR-related vaccines

We aim to tackle the urgent threat of antimicrobial resistance (AMR) for organisms recognised by the Centers for Disease Control (CDC) and World Health Organization (WHO) as having a significant negative impact on global public health. This reflects our strategic commitment to develop novel targeted solutions for new areas of high medical need. Gepotidacin, a potential first-in-class antibiotic with a distinct mechanism of action, is in phase III studies for urogenital gonorrhoea and uncomplicated urinary tract infection, with the first data expected by the first half of 2022. This marks the first time these infections have been addressed by new oral antibiotics in 20 years.

In 2020 we began a phase I study of a candidate vaccine for preventing primary and recurrent soft-skin tissue infections caused by Staphylococcus aureus. The Staphylococcus aureus pathogen swiftly acquires antibiotic resistance, with multi drug-resistant strains being a serious threat to human health. In the US alone, methicillin-resistant strains of Staphylococcus aureus annually cause more than 300,000 cases in hospitalised patients and an estimated 10,600 deaths.

We are also progressing a phase I study of a vaccine against another pathogen frequently displaying AMR, Clostridium difficile. This bacterium causes more than 200,000 cases in hospitalised patients, leading to an estimated 12,800 deaths in the US every year.

Support from antibacterial research accelerator CARB-X has helped us with the development of a new drug to treat and prevent recurrent urinary tract infections caused by the Escherichia coli (E. coli) bacteria. The project aims to explore the safety, tolerability and pharmacokinetics of the FimH antagonist in a phase I study which was initiated in September 2020 and is due to finish in 2021. The support will also enable us to scale up the drug for future clinical and non-clinical studies.

For more information about our work on AMR, see the Trust section on page 35.

Other infectious diseases

Hepatitis B virus (HBV) can chronically infect the liver leading to serious health conditions, including cirrhosis, liver failure and liver cancer. Despite existing treatment options, almost 900,000 people die from HBV each year.

We started a phase IIb study with GSK3228836, our investigational antisense oligonucleotide drug against HBV, which was in-licensed from Ionis in 2019. Data from the phase IIa study suggested that GSK3228836 has the potential to suppress hepatitis B surface antigen after four weeks of treatment.

We are also investigating a therapeutic candidate vaccine for chronic hepatitis B infections that is currently in phase I/II trials. The work on chronic hepatitis B is part of our focus to progress therapeutic vaccines to help the immune system better respond to existing diseases, help to reduce chronic diseases’ exacerbations and slow their progress – and hopefully improve the quality of life of the growing number of people suffering from chronic diseases worldwide.

Boostrix, our tetanus, diphtheria, and pertussis vaccine, received approval in Europe for an expanded indication to include maternal immunisation. Immunisation of pregnant mothers will enable the mother’s immune system to make and transfer antibodies to help protect the unborn child against pertussis (whooping cough). The expansion was supported by robust data from the largest phase IV randomised, placebo-controlled clinical trial ever performed on pertussis maternal immunisation.

Rotarix, our vaccine against rotavirus infections, received European approval for our porcine circovirus-free presentation in 2020.

For information on our malaria vaccines, see the global health section on page 34.

Oncology

Our work in oncology is focused on maximising patient survival through the discovery and development of transformational medicines. We have a portfolio of 14 oncology assets in clinical development, both individually and in novel combination studies, across four areas of focus. The first of these is immuno-oncology which uses the human immune system to treat cancer, where our portfolio of nine assets includes Blenrep, dostarlimab and feladilimab. Next, synthetic lethality, a concept where two mechanisms work together to destroy cancerous cells, and our lead asset in this area is Zejula. Third, cell therapy, where human T-cells are engineered to target the disease. Our NY-ESO asset leads this portfolio. Lastly, cancer epigenetics, where the gene-regulatory system of the epigenome is modulated to curb cancer and we have two assets in this field, a Type 1 PRMT inhibitor and a PRMT5 inhibitor.

Starting with immuno-oncology, we received regulatory approval in the US and Europe for Blenrep (belantamab mafodotin), our first-in-class, humanised antibody drug conjugate against BCMA, for relapsed or refractory multiple myeloma. Multiple myeloma is the third most common blood cancer, for which there is currently no cure. Blenrep, which is the first anti-BCMA therapy to be approved, could provide a treatment option for patients with relapsed or refractory myeloma, who currently have limited treatment options. The approval followed positive results from the pivotal DREAMM-2 study.

GSK Annual Report 2020    21

Innovation continued

We continue to progress Blenrep’s extensive clinical development programme, to enable us to advance into earlier lines of treatment. We began two pivotal second-line multiple myeloma studies, DREAMM-7, of Blenrep in combination with bortezomib and dexamethasone and DREAMM-8, of Blenrep in combination with pomalidomide and dexamethasone. We also initiated a pivotal third-line multiple myeloma study, DREAMM-3, of Blenrep as a monotherapy; and a phase Ib combination study evaluating the asset in combination with nirogacestat, SpringWorks’ investigational gamma secretase inhibitor, for relapsed/ refractory multiple myeloma. The latter combination is a sub-study in the ongoing DREAMM-5 trial.

Dostarlimab is an investigational anti-programmed death-1 (PD-1) inhibitor, which we are evaluating as a potential treatment for endometrial cancer. We filed for European regulatory approval of dostarlimab as a monotherapy for second-line endometrial cancer, based upon data from the GARNET trial. Dostarlimab is also in a phase III study (RUBY) of first-line recurrent or primary advanced endometrial cancer in combination with standard of care (chemotherapy) with and without Zejula.

We continue to progress feladilimab, our humanised non-T cell depleting IgG4 antibody engineered to enhance T-cell driven anti-tumour responses by activating the immune co-stimulatory receptor ICOS. We are studying the antibody alone and in combination with other therapies, due to its potential across a range of tumour types. First patient enrolment was achieved for INDUCE-4, our second phase II/III gated study of feladilimab in combination with pembrolizumab and chemotherapy for recurrent/metastatic head and neck squamous cell carcinoma, expanding our active trial programmes for this molecule.

In 2020 we also announced a new addition to our immuno-oncology pipeline, anti-CD96 (GSK6097608), an immune checkpoint receptor expressed on T-cells and natural killer cells. This potential first-in-class antibody is the first molecule to be co-developed with 23andMe. In early 2020, we began a phase I study of the asset in monotherapy and in combination with dostarlimab for patients with advanced solid tumours.

Zejula, our lead synthetic lethal asset, further expanded its indication in 2020, with approval in the US and Europe as the only once-daily oral poly (ADP-ribose) polymerase (PARP) inhibitor in first-line monotherapy maintenance treatment for all patients with platinum-responsive advanced ovarian cancer. This followed positive results from the phase III PRIMA study, which showed a significant reduction in disease progression for patients, regardless of their biomarker status.

Originally approved in 2017 in the US and Europe for patients with recurrent ovarian cancer, we first expanded Zejula’s indication in October 2019 in the US as a late-line treatment for advanced ovarian cancer associated with homologous recombination deficiency. We are pursuing a number of further clinical studies of Zejula, alone and in combination with other therapies. These include combination therapy for first-line ovarian cancer with our PD-1 inhibitor dostarlimab, and the initiation of the ZEAL-1 trial in combination with pembrolizumab in non-small cell lung cancer. To further strengthen our pipeline, and our capabilities in synthetic lethality, we agreed a broad strategic partnership with IDEAYA Biosciences, an oncology-focused precision medicine company.

Our lead oncology cell therapy asset is a T-cell immunotherapy, letetresgene autoleucel (lete-cel; GSK3377794), that is genetically modified to express a T-cell receptor (TCR) targeting the NY-ESO-1 antigen present across multiple cancer types, including various solid tumours. In 2020, we began a registrational trial in second-line advanced/metastatic synovial sarcoma. The therapy is on an accelerated development path, having received European PRIME and FDA breakthrough status. Two next generation T-cell immunotherapies, GSK3901961 and GSK3845097, were transitioned from pre-clinical to clinical development. These therapies build on our TCR platform and utilise enhancements to improve cell efficacy and persistence. We also announced a strategic collaboration with the biopharmaceutical company Immatics Biotechnologies to further enhance our capabilities in cell therapy. Working with Immatics we will identify, research and develop novel adoptive cell therapies with a focus on solid tumours, and this work complements our existing relationships in cell therapy with Lyell Immunopharma and Adaptimmune.

Respiratory

GSK is extending 50 years of leadership in respiratory medicine with continued innovation in the development of treatments for asthma, chronic obstructive pulmonary disease (COPD), and other debilitating respiratory conditions. Our portfolio of three candidate vaccines for respiratory syncytial virus, as mentioned earlier, is just one example of our world-leading R&D in this area. Since 2012, we have launched five new inhaled therapies and our first-in-class biologic, Nucala, giving us one of the broadest portfolios of respiratory medicines in our industry. In 2020 new respiratory products made up 54% of our portfolio, compared with just 6% in 2015. This growth has offset the decline in Advair/Seretide, which moved from 64% of our portfolio to 22% in the same period.

22    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Innovation continued

Recognising the potential of our medicines to help as many patients as possible, in 2020 we worked to deliver lifecycle innovations for our market-leading treatments, single inhaler triple therapy Trelegy Ellipta and Nucala. Trelegy Ellipta received regulatory approval in the US and Japan for the treatment of adults with asthma, following earlier positive results from the phase III CAPTAIN study. This expanded Trelegy Ellipta’s original COPD indication, making it the first single inhaler triple therapy to be approved for both asthma and COPD in the US.

Extending its leadership in eosinophil-driven diseases, Nucala was approved in the US for patients with hypereosinophilic syndrome (HES), adding to its indications in severe eosinophilic asthma (SEA) and eosinophilic granulomatosis with polyangiitis (EGPA). The approval, which followed the granting of an FDA priority review, makes Nucala the first and only targeted biologic treatment for patients with this rare and life-threatening disease.

We also applied for US and European authorisation of Nucala for patients suffering from chronic rhinosinusitis with nasal polyps (CRSwNP). This is a common but debilitating condition, characterised by high eosinophils levels, which can cause difficulty breathing, sleeping and maintaining a sense of smell and taste. The application followed positive results from the pivotal SYNAPSE study of Nucala, which marked the first time that an anti-IL5 biologic had reported positive phase III data in CRSwNP. We also submitted regulatory applications in Europe for the use of Nucala in patients with EGPA and HES. We believe Nucala may also have the potential to benefit patients with COPD who have elevated eosinophil counts. A phase III COPD trial is ongoing.

Recognising that patients with respiratory diseases continue to require novel therapeutic options, our investigational long-acting interleukin-5 (IL-5) antagonist for SEA moved to phase III in February 2021.

Human rhinovirus (HRV) is the most common respiratory pathogen associated with flare-ups of COPD and asthma. To replicate itself, HRV takes over the PI4Kß kinase in the lung. Therefore, inhibiting P14Kß could prevent HRV-driven exacerbations and the associated patient burden. GSK’s first-in-class PI4Kß inhibitor, GSK3923868, has started a phase I study to determine its safety and pharmacokinetic profile.

To ensure we focus on the medicines with the greatest potential, we terminated progression of our anti-IL33 receptor for severe asthma.

During the year, initial data from the proof-of-concept study on our COPD candidate vaccine showed it did not meet the primary endpoint.

Other priority assets

Immuno-inflammation

Our focus on the science of the immune system supports the development of medicines for immune-mediated diseases, such as lupus and rheumatoid arthritis (RA), that are the source of significant morbidity for patients and a considerable public health burden for society. This emphasis reflects our aim to develop immunological-based medicines that alter the course of inflammatory disease.

We remain the only company with a biologic treatment, Benlysta, specifically developed and approved for adult and paediatric systemic lupus erythematosus (SLE), a chronic, incurable, autoimmune disease. In 2020 we applied for regulatory approval across several geographies including the US, Europe and China for Benlysta in lupus nephritis, an inflammation of the kidneys caused by SLE which can lead to end-stage kidney disease. This followed positive data from the pivotal BLISS-LN study, which supported the FDA granting breakthrough therapy designation and a priority review for Benlysta in lupus nephritis. Benlysta is the first treatment approved in the US for lupus nephritis, and the only treatment approved for SLE and lupus nephritis.

We progressed our otilimab phase III study in patients with RA, a chronic, systemic inflammatory condition characterised by pain, joint swelling and stiffness, and disability. The study followed earlier encouraging results from the anti GM-CSF antibody’s phase II BAROQUE trial. We also started a phase II proof of concept study with otilimab for treating severe pulmonary COVID-19-related disease (see page 24).

Anaemia

Consistent with our intent to bring new therapeutic options to patients with significant unmet medical need, we are developing daprodustat for the treatment of anaemia due to chronic kidney disease (CKD). In 2020, we received our first regulatory approval for daprodustat, marketed as Duvroq in Japan for patients with anaemia due to CKD. The approval followed positive results from the phase III programme in Japan. Duvroq is an oral hypoxia-inducible factor prolyl hydroxylase inhibitor, a new class of drug that encourages the body to make more red blood cells, thereby treating the anaemia associated with CKD. Being an oral daily medicine, Duvroq offers greater convenience than the current injection-based standard of care for the nearly 3.5 million people in Japan with CKD-related anaemia.

GSK is committed to helping patients with CKD-linked anaemia around the world. We have a robust programme evaluating the efficacy and safety of daprodustat, with daily or three times a week dosing regimens. The trials are evaluating the wide spectrum of patients with CKD, including patients not on dialysis and those receiving hemodialysis or peritoneal dialysis. The programme is on track, with data expected in 2021.

GSK Annual Report 2020    23

Innovation continued

COVID-19 solutions

Successfully fighting the COVID-19 pandemic will require more than one solution and we are working on many fronts to minimise its impact.

We are contributing our unique adjuvant technology to help develop multiple protein-based COVID-19 vaccines, while simultaneously developing preventative and therapeutic medicines and co-developing novel mRNA vaccine candidates. Partnering with other leading healthcare companies and research institutions is central to this approach.

We have several partnerships to develop COVID-19 vaccines where we are contributing our pandemic adjuvant technology. The use of an adjuvant can be of particular importance in a pandemic as it may reduce the amount of vaccine protein required per dose, allowing additional doses to be produced and therefore protecting more people. It can also enable an enhanced immune response.

We have pledged to supply our COVID-19 pandemic adjuvant to governments and institutions at a responsible price, either as standalone adjuvants or as part of an adjuvanted vaccine. We will reinvest profits made on sales of our adjuvant during the COVID-19 pandemic phase to support coronavirus-related research and long-term global pandemic preparedness.

In April 2020 we announced a collaboration with Sanofi which combines their S-protein COVID-19 antigen with our pandemic adjuvant technology. Together with Sanofi we have secured supply agreements with the US, UK, EU and Canada and a statement of intent with COVAX, a global initiative that aims to ensure equitable international distribution of effective COVID-19 vaccines, as part of our commitment to make this vaccine, if approved, available globally. In December, we announced a delay to the development programme due to the antigen concentration – now addressed by our partner – and started a new phase II study in February 2021.

In July we announced a collaboration with Medicago to develop another COVID-19 candidate vaccine. Phase I clinical testing began that month on a vaccine combining an innovative plant-based antigen and GSK’s adjuvant. The trials moved into phase II/III clinical development in November, with the phase III portion due to start in March 2021. We announced another adjuvanted COVID-19 vaccine collaboration in February 2021, with SK Bioscience, which has entered phase I testing.

Our collaboration to develop an adjuvanted COVID-19 vaccine with China-based Clover Pharmaceuticals was stopped in early 2021.

Also, in February 2021, we announced a new collaboration with the German biotechnology company CureVac to jointly develop next generation mRNA vaccines for COVID-19. With their potential for a multivalent approach to address multiple emerging variants in one vaccine, we believe these could be important in the next phase of the pandemic.

We are also doing what we can to support the manufacture of other COVID-19 vaccines; in February we announced that we will support the production of CureVac’s current first generation COVID-19 vaccine candidate, by manufacturing up to 100 million doses in 2021. We are also in ongoing dialogue with other manufacturers to see if we can support their COVID-19 vaccine production.

Therapeutic treatments will be essential while patients wait for COVID-19 vaccination, for people who cannot be vaccinated, in the event of further variations of the virus, or if vaccines have partial efficacy. In April 2020 we announced a COVID-19 partnership, with clinical-stage immunology company Vir Biotechnology, to identify and accelerate therapeutic and preventative antibody therapies against the virus.

Within six months of our agreement with Vir, the VIR-7831 (GSK4182136) antibody, for the early treatment of COVID-19 patients at high risk of hospitalisation, moved to a global phase III trial. The treatment was identified from antibodies isolated from a patient that had the severe acute respiratory syndrome (SARS) virus. The resulting antibodies had activity against coronaviruses, including SARS-CoV-2. These dual-action antibodies were found to have the potential to block and clear the virus, provide a high barrier to resistance and achieve high concentrations in the lungs, ideal properties to treat and potentially prevent COVID-19 infection. Results from the early treatment study of VIR-7831 are expected in early 2021. If approved, our antibody treatment could be available as early as the first half of 2021. In February 2021, the COMET-PEAK phase II study evaluating an intramuscular formulation of VIR-7831 in low-risk adults with mild to moderate COVID-19 was initiated.

The clinical development programme for VIR-7831 includes evaluation in a sub-trial of the US National Institutes of Health’s Accelerating COVID-19 Therapeutic Interventions and Vaccines (ACTIV) program’s clinical trial in hospitalised adults with COVID-19. It is also being studied in combination with Eli Lilly’s CoV555 antibody in low-risk patients with mild to moderate COVID-19, which we expect data from in the first half of 2021.

The second monoclonal antibody from the Vir and GSK collaboration, VIR-7832, along with VIR-7831, is to be investigated as a potential COVID-19 treatment with the UK-based AGILE initiative in patients with mild to moderate COVID-19 in a phase Ib/IIa clinical trial, which began in early 2021.

In 2020, following a review of our marketed medicines and pipeline products to identify agents that might be able to treat the COVID-19 virus or secondary complications, we started a phase II proof of concept OSCAR study with otilimab for treating severe pulmonary COVID-19-related disease. In February 2021, we announced results from the study, which showed the primary endpoint did not reach statistical significance across all ages, but an efficacy analysis by age showed a potentially important clinical benefit in patients 70 years and older. Based on the public health need, we have decided to expand the OSCAR study to confirm these potentially important findings.

24    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Innovation continued

Advanced technologies and partnerships

The application of advanced technologies is central to our R&D approach. We have made significant investments in transformational technologies that are changing the way that medicines and vaccines are discovered, including in human genetics, genomics and artificial intelligence/machine learning (AI/ML). These build on our core capabilities and our broad portfolio of platform technologies, such as cell therapy, adjuvants and, most recently, mRNA-based vaccines, which are altering the way that medicines and vaccines are developed. We are making these investments to help us accelerate the pace at which we design and develop novel medicines and vaccines.

Advanced technologies

COVID-19 has demonstrated how advanced technology is accelerating and enabling innovation for our entire industry, with unprecedented collaborations between companies and research institutes. GSK has a long history of leveraging and accelerating our own technological expertise, and achieving innovative combinations, by partnering with other leading companies, institutions and experts. GSK’s adjuvant technology platforms play a central role in our vaccine innovation. Our AS01 adjuvant is a key component in many of our vaccine pipeline assets, including our RSV older adult candidate vaccine. It also drives the success of our licensed Shingrix vaccine. We have made our pandemic adjuvant technology available in collaborations, a potentially significant contribution to strengthen the global response to COVID-19. In 2020 we also progressed other novel vaccines technologies such as bioconjugation, which is central to our Staphylococcus aureus candidate vaccine, and adenovirus-vector ChAd, which is core to our paediatric RSV asset.

During the year we agreed a strategic mRNA technology collaboration with clinical stage biotechnology company CureVac. We built on this relationship in February 2021 with a further agreement with CureVac, to jointly develop next generation mRNA vaccines for COVID-19. mRNA technology is a cutting-edge platform for the development of new vaccines and medicines and has shown proof of concept with very high efficacy levels for two COVID-19 vaccines. The mRNA technology has the potential to transform vaccine development and the vaccines industry for a number, although not all, diseases. It enables specific proteins, or antigens, to be produced by the body’s own cells, enabling the human immune system to prevent or fight disease. The technology could allow us to discover vaccines faster and to produce them more efficiently at scale.

Our original agreement with CureVac covers the research, development, manufacturing and commercialisation of up to five mRNA-based vaccines and monoclonal antibodies (mAbs) targeting infectious disease pathogens. CureVac’s integrated mRNA platform complements GSK’s own self-amplifying mRNA (SAM) vaccine capabilities and builds on our growing strengths in mAbs innovation, aligned to our overall R&D focus on the science of immunology. Our phase I study to test SAM with a rabies antigen is advancing, we started a phase I study to test SAM with a COVID-19 model vaccine at the start of March 2021 and an additional early-stage clinical study using SAM is expected to start later in March.

In January 2021, we announced our collaboration with Eligo, a French biotech company, to investigate a potential therapeutic solution for acne through a precise modulation of the skin microbiome composition, using a combination of the CRISPR technology and bacteriophages.

Partnerships

In 2020 we achieved substantial milestones by establishing a London AI hub and two new collaborations in human genetics and genomics. Our AI hub team will use biomedical information, AI methods and advanced computing platforms to unlock new meaning from our sizeable genetic and clinical data. They will use the dedicated hub to work and partner with leading companies and AI institutions, including NVIDIA and Silicon Valley start-up Cerebras. We are also supporting PhD studentships at the University of Cambridge’s new Centre for AI and Medicine, which will provide GSK with a talent pipeline for the coming five years and will shape the next generation of practitioners. Our role in establishing such an ecosystem of partners is unique in the industry. Together we can discover and design medicines and vaccines with a higher probability of success.

During the year we also formed a new five-year research collaboration with one of the world’s leading genetics and functional genomic centres, the Broad Institute, in Cambridge, Massachusetts. Additionally, in December 2020, we announced with Ahren Innovation Capital that we will co-lead a Series A investment in Adrestia Therapeutics, a UK-based biotechnology company using cutting-edge molecular biology to develop precision medicines. Adrestia’s Disease Rebalancing Platform uses synthetic viability to identify phenotypic and molecular imbalances of disease as the basis of novel drug discovery. GSK is also entering into a multi-year agreement with Adrestia on up to five projects. We will develop a portfolio of joint projects with both partners to investigate the human genetic links to disease, to help identify more high-quality and genetically validated medicines.

Our new AI and genomics collaborations complement and extend important existing GSK partnerships. These include our 2019 agreement with the University of California to establish the Laboratory for Genomics Research (LGR). This state-of-the-art laboratory is evolving and advancing CRISPR and other genomics technologies to improve drug discovery, enabling us to identify more potential treatments and enhance R&D productivity. In 2020 it initiated three projects on the genetics of disease, two in oncology, the third in neurodegeneration. The LGR is building a state-of-the-art CRISPR library, which will enable the continued evolution and sophistication of this technology to transform drug discovery. At the same time, we are strengthening our in-house resources in automated biology and our ability to interrogate cell biology at our Heidelberg R&D site, Cellzome.

Our collaboration with 23andMe, established in 2018, is helping us to identify a new generation of disease targets validated by human genetics. We have now identified over 30 novel targets across a number of therapy areas through this collaboration. During the year we also started our first GSK-23andMe clinical trial of a potential new immuno-oncology treatment, GSK6097608. Other GSK collaborations that continue to explore the potential of genetics and genomics include Open Targets, FinnGen, Altius and the UK Biobank.

GSK Annual Report 2020    25

Innovation continued

Pipeline overview

We have 59 assets in development, of which over 20 are late-stage.

Pivotal (phase II/III/registration)
Benlysta + rituximab SLE	letetresgene-autoleuceI[1] (3377794, NY-ES0-1 TCR) SS2

cabotegravir LA HIV PrEP	4182136[1] (VIR-7831) COVID-19

daprodustat (HIF-PHI) anaemia	3511294[1] (LA anti-IL5 antagonist) asthma

Nucala COPD/nasal polyps	Shingrix immuno-compromised vaccine[1]

Blenrep[1] (BCMA ADC) multiple myeloma[7]	Bexsero infants vaccine (US)

Zejula[1] (PARP inhibitor) ovarian and lung cancer[2]	MMR vaccine (US)

dostarlimab[1] (PD-1 antagonist) dMMR/MSI-H EC	Rotarix liquid vaccine (US)

bintrafusp alfa[1] (TGFß trap/anti-PDL1) BTC[2]	MenABCWY vaccine

otilimab[1] (3196165, aGM-CSF inhibitor) RA2,6	RSV maternal vaccine[1]

gepotidacin[1] (2140944) uUTI and GC	COVID-19 (Medicago) vaccine[1,3]

feladilimab[1] (3359609 ICOS receptor agonist) HNSCC[2,4]	RSV older adults vaccine[1]
Proof of concept (phase Ib/II)
3640254 (maturation inhibitor) HIV	Menveo liquid vaccine

3228836[1] (HBV ASO) HBV	RSV paediatric vaccine

linerixibat (IBATi) cholestatic pruritus in PBC	Therapeutic HBV vaccine[1,5]

3326595[1] (PRMT5 inhibitor) cancer	Malaria[1] (fractional dose) vaccine

cobolimab[1] (TSR-022, TIM-3 antagonist) NSCLC	Shigella vaccine[1]

3036656[1] (leucyl t-RNA inhibitor) TB	COVID-19 (Sanofi) vaccine[1,3]

4074386[1] (TSR-033, LAG3 antagonist) cancer
First time in human/POM (phase I/Ib)
3858279[1] (CCL 17 inhibitor) OA pain	3901961[1] (CD8/NYESO TCR) cancer

3745417 (STING agonist) cancer	3845097[1] (TGFbR2/NYESO TCR) cancer

3439171[1] (hPGD2 synthase inhibitor) DMD	3494245[1] (proteosome inhibitor) visceral leishmaniasis

3186899[1] (CRK-12 inhibitor) visceral leishmaniasis	3915393[1] (TG2 inhibitor) celiac disease

3810109[1] (broadly neutralising antibody) HIV	2556286[1] (Mtb inhibitor) TB

3368715[1] (Type 1 PRMT inhibitor) cancer	3729098[1] (ethionamide booster) TB

2798745[1] (TRPV4 blocker) DME	41821371 (VIR-7832) COVID-19

6097608[1] (CD96) cancer	C. difficile vaccine[1]

2982772 (RIP1-k) psoriasis	SAM (rabies model) vaccine

3882347[1] (FimH antagonist) uUTI	S. aureus vaccine[1]

3739937 (maturation inhibitor) HIV	COVID-19 (SK Bioscience) vaccine[1,3,5]

3923868 (Pl4kß inhibitor) viral COPD exacerbations	SAM (COVID-19 model) vaccine

Only the most advanced indications are shown for each asset.

1	In-licence or other alliance relationship with third party

2	Additional indications also under investigation

3	GSK is contributing pandemic adjuvant to COVID-19 vaccines collaborations

4	ICOS HNSCC is a phase II/III study with registrational potential

5	In phase I/II study

6	Otilimab for COVID-19 therapy in phase II

7	Blenrep is in phase I/II/III in earlier lines of therapy for multiple myeloma (approved agent in 4L+)

BTC: biliary tract cancer; COPD: chronic obstructive pulmonary disease; DMD: duchennemuscular dystrophy; DME: diabetic macular edema; dMMR: deficient mismatch repair;

EC: endometrial cancer; GC: gonorrhoea; HBV: hepatitis B; HNSCC: head and neck squamous cell carcinoma; NSCLC: non small cell lung cancer; OA: osteoarthritis; PBC: primary biliary cholangitis; POM: proof of mechanism; PrEP: pre-exposure prophylaxis.; RA: rheumatoid arthritis; SLE: systemic lupus erythematosus; SS: synovial sarcoma; TB: tuberculosis; uUTI: uncomplicated urinary tract infection.

26    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Innovation continued

Consumer Healthcare

Our 2019 joint venture with Pfizer brought together two complementary brand portfolios, making us number one globally, in terms of market share, in over-the-counter (OTC) medicines, therapeutic oral health, and vitamins, minerals and supplements.1 The joint venture also established R&D centres of excellence in Richmond, in the US, focused on OTC and wellness, Weybridge, in the UK, for oral health and Suzhou in China, a dedicated hub for locally relevant innovation.

In 2020 we delivered 28 first-market launches for new innovations across our categories. In total we rolled out more than 200 recent innovations into new markets. These included Sensodyne Sensitivity & Gum and Polident Cushion and Comfort. In 2020 we filed 17 new invention patent applications and were granted 22 European and US patents across our categories.

Delivering best-in-class innovation

We combine deep human understanding and trusted science to deliver innovations that meet the needs of our consumers. In June we successfully launched Voltaren Arthritis Pain, the first OTC prescription-strength, non-steroidal anti-inflammatory (NSAID) topical gel for arthritis pain, to help the nearly 30 million people in the US who have osteoarthritis. Since launch, Voltaren Arthritis Pain accounted for 79% of category growth in 2020 in the adult topical pain relief segment in the US.

Our research shows that consumers want to take as few medicines as possible, yet many use both ibuprofen and paracetamol/acetaminophen – which work in different ways – when treating their headaches, muscle aches, arthritis and other joint pain. So we launched Advil Dual Action in the US, the first formulation to combine ibuprofen and paracetamol/ acetaminophen in a single product that is scientifically backed to provide greater efficacy than the individual components.

In oral health, we continued to roll out Pronamel Intensive Enamel Repair, launching in an additional 11 markets. Since launching in 2019, 6% of US households have tried the product, with 39% going on to buy it again. In two years, the innovation has generated annual global retail value sales of £49 million. We also launched Sensodyne Sensitivity & Gum into new markets following its first introduction in 2019. This innovation, which is now available in more than 50 markets, has generated more than £75 million in retail value sales since first launch.

A consumer trend, particularly in the respiratory health category, is the increasing preference for natural remedies. Reflecting this trend, and increasing consumer concerns on the impact of air pollution to everyday health, we launched Otrivin Breathe Clean in Europe, a naturals-based saline spray that enables cleaner breathing by washing out impurities like airborne pollutants, pollen and viruses trapped in the nose to help restore the nose’s natural filtering function. In cough and cold, we introduced a natural ingredient-based cough relief extension of Theraflu in Spain and Portugal, in both liquid and lozenge formats. We also launched Robitussin Naturals, which incorporates herbal extracts to aid cough relief, in the US.

Consumers are increasingly taking control of their wellbeing and see multivitamins as important in meeting their nutritional needs, but insight has told us that there is a challenge with swallowing big pills, representing a usage barrier. To address this, we launched a ‘Minis’ version of our power brand Centrum in the US, which is 50% of the size of the regular pill. The minis platform will be used for future innovations.

We launched a number of major, locally relevant innovations outside the US/Europe. In China, consumer research has boosted our understanding of the health needs of different genders. In 2020 we built on these insights with the introduction of gender-specific formulations of Caltrate, the leading calcium supplement in China and a key ‘local star’ brand within our vitamins, minerals and supplements category. The innovation is aimed at the increasingly health and wellbeing conscious 25 to 35-year-old demographic, who are at risk from bone-related injuries but are not typical consumers of calcium supplements. In India, where there was a gap in the topical gels pain relief market for a fast-acting product that provides long-lasting relief, we launched Iodex Ultragel. This product harnesses the brand’s trusted, strong local heritage with the Voltaren formulation that is clinically proven to provide deeper penetration in affected areas for long-lasting relief. This innovation has been the most successful launch across the Indian topical gels or cream category over the past five years.

External partnerships

We look beyond our own business to fuel our innovation pipeline and build knowledge and capability. In 2020, we assessed more than 60 opportunities for partnership across our categories. Many of these projects are in the due diligence phase and range from sustainable products and packaging to device technology.

1	Based on Nicholas Hall’s DB6 Global OTC database 2019 (on the basis of consumption at manufacturers’ price)

GSK Annual Report 2020    27

Performance

We delivered our guidance for the year, offsetting the significant impact of COVID-19 on adult vaccinations, with strong sales performance from key growth drivers in HIV, Respiratory, Oncology and Consumer Healthcare, and effective cost control.

Pharmaceuticals	Vaccines	Consumer Healthcare

–  Total 2020 turnover £17 billion, -3% AER, -1% CER

–  Sales of new and specialty pharmaceuticals £9.7 billion +11% AER, +12% CER

–  Strong commercial execution of key growth products, including launches in HIV, Oncology and Respiratory

–  Accelerated digital capabilities, supporting enhanced HCP engagement and strong supply performance despite disruption from COVID-19 pandemic

Read more below

–  Total 2020 turnover £7 billion, -2% AER, -1% CER. COVID-19 adversely impacted adult vaccination in particular

–  Shingrix launched to new, self-pay markets China, Belgium, the Netherlands, Japan and Sweden. Strong performance in Europe, reflecting robust demand in Germany

–  Further strengthened Bexsero’s profile with compelling real-world evidence in multiple settings

–  Strong flu sales across all regions

–  Overall strong supply performance

Read more on page 30

–  Total 2020 turnover £10 billion +12% AER, +14% CER (pro-forma -2% CER, +4% CER excluding brands divested/under review)

–  Strong progress on joint venture integration

–  Exceeded target of raising £1 billion through non-core brand divestments

–  On track to deliver synergies of £500 million annual cost savings by 2022

Read more on pages 31 to 32

Pharmaceuticals

Performance

Pharmaceuticals turnover in the year was £17,056 million, down 3% AER, 1% CER. Respiratory sales were up 22% AER, 23% CER, to £3,749 million, on growth of Trelegy, Nucala and Relvar/Breo. HIV sales were flat at AER, up 1% CER, to £4,876 million, with growth in Juluca and Dovato partly offset by declines in Tivicay and Triumeq. New and specialty product1 sales were £9.7 billion, up 11% AER, 12% CER. Sales of Established Pharmaceuticals declined 16% AER, 15% CER to £7,332 million.

Oncology sales were £372 million, up 62% AER and CER, with strong launches of Zejula and Blenrep and strengthened commercial capabilities.Zejula, our PARP inhibitor, continued to grow market share and sales increased 48% AER and CER, to £339 million. Blenrep, our first-in-class anti-BCMA treatment for multiple myeloma, which was approved in August, had sales of £33 million.

We remain industry leaders in respiratory where rapid indication expansion, including hypereosinophilic syndrome approval for Nucala in the US, and increased uptake of the therapy’s home administration options, with launches in France, Spain and Japan, reinforced our leadership in eosinophil-driven diseases. Nucala delivered almost £1 billion in sales, a growth of 29% AER, 30% CER. Trelegy Ellipta, now in 43 markets, further increased its market share in chronic obstructive pulmonary disease with positive early signals from its launches in asthma in the US and Japan. In HIV, our two-drug regimen therapies, Dovato and Juluca more than doubled sales in 2020 to £869 million and our HIV portfolio grew with 2020 launches for Cabenuva, Rukobia and paediatric Tivicay PD. In immuno-inflammation Benlysta, which has grown consistently in an expanding market, again saw double-digit growth. At the end of the year Benlysta’s indication in the US was expanded to include lupus nephritis.

See Group financial review on page 56 for more detail.

1	New and Specialty products comprises Pharmaceuticals excluding Established Pharmaceuticals

28    GSK Annual Report 2020

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Financial statements
Investor information

Performance continued

Building specialty capability

Reflecting the shift in our portfolio to innovative specialty care products, including oncology, we continued to invest in our capabilities in these areas, particularly in the quality and experience of our medical and commercial teams. In 2020, over 500 of our new hires were in oncology.

In 2020 we rolled out our revised incentive programme for sales representatives to more countries. The evolved approach, which aims to drive personal accountability and competitiveness, is allowing us to attract and retain the best salespeople and build engagement and performance in our sales teams. We have implemented this programme while upholding responsible sales and marketing standards.

Transforming interactions with HCPs and patients

Customer and patient focus is central to successful performance. In 2020 we continued to strengthen GSK’s connection, and heighten our profile, with healthcare professionals (HCPs), to help meet their and their patients’ needs. While restrictions on in-person meetings were in place throughout much of the year, our sales teams continued to engage customers, adapting their interactions to reflect HCP preference and local guidance, and using online and digital tools to enhance engagement. Alongside regular customer dialogue, digital solutions were core to successful commercial launches, with virtual meetings and educational activities continuing despite the pandemic. To ensure we deliver what HCPs want, we are leveraging data and analytics to shape our interactions. For example, we launched an app for our sales representatives that combines insights from multiple data sources to inform their next actions in line with HCPs’ priorities.

In China, in response to patient insights, we developed a one-stop shop patient support app that allows medication to be ordered directly from GSK through online retail giant Alibaba, rather than pharmacies. The app is integrated into WeChat, the messaging, social media and mobile payment app, and connects to GSK China’s patient support programmes and disease education content.

Collectively these measures enabled us to maintain or grow our share of voice in key markets.

Investing in a specialty-ready, competitive supply chain

Our supply chain transformation is progressing in line with the shift in our portfolio to innovative specialty care products. Despite the disruption caused by COVID-19, we introduced several new products in 2020, including first-market launches for Cabenuva, Rukobia, Blenrep and Duvroq. Ongoing investments in facilities, people and manufacturing partnerships will continue to support the rapid launch of specialty medicines, while accelerating delivery across our portfolio.

We committed £88 million to expand our next generation biopharma manufacturing facility in Upper Merion, Pennsylvania, in parallel with our accelerated development of the technological and scientific capability of our people. Following the expansion of our Rockville, Maryland biopharma manufacturing facility in 2019, preparations are on track to start commercial operations in 2022.

We entered into a long-term partnership with Samsung Biologics to access additional large-scale manufacturing capacity and supply of our innovative assets. This capacity will supplement our existing biopharma manufacturing network and will vary in extent, depending on our needs. The partnership will initially involve production of Benlysta, with first commercial supply expected in 2022, and further GSK specialty care products coming online thereafter.

Strong business performance requires an efficient, reliable supply chain. We are improving the competitiveness of our supply chain, creating one logistics route-to-market for pharmaceutical and vaccines products, and further simplifying our manufacturing footprint and central functions. In 2020 we completed the divestment of our sites in Verona, Italy and Mississauga, Canada. We also announced the divestment of the Poznan manufacturing site, Poland, the closure of the Boronia facility, Australia, and our intention to sell the Vemgal, India site. These network changes are expected to be complete by 2022.

Robust supply performance

Our productivity levels increased by 5% in 2020, contributing to a 3% average rise per annum over the past three years. This reflects the progress made in driving operational efficiency through digital and automation technologies while performing strongly against safety, quality and compliance measures. Our service levels, measured as on-time, in-full, improved again in 2020, remaining in the top quartile of our industry. We maintained supply continuity and service levels despite the impact of COVID-19, with thousands of manufacturing and supply employees continuing to work at GSK locations during lockdown. All 40 regulatory inspections of Pharmaceuticals sites were satisfactory.

Digital transformation

The resilience and flexibility of our supply chain reflects our continuing investment in becoming a digital and data-driven organisation. In 2020, we made significant progress in accelerating digital competency and capability and developing new ways of working. This contributed to business continuity and maintained productivity as many people across our organisation worked from home during COVID-19 restrictions, drove operational efficiency and unlocked opportunities to improve our performance. Measures included applying advanced analytics to drive efficiencies across the business, from supply chain management and manufacturing to our commercial operations. A digital value stream map, for example, has enabled end-to-end visibility of our supply chain, enabling users to track specific brands and sites of interest, and fuelling faster decision making. We continue to harness data to learn more about the impact our commercial activities have on appropriate prescribing and to unlock smarter, faster interactions with our customers.

GSK Annual Report 2020    29

Performance continued

Vaccines

Performance

Vaccines turnover declined 2% AER, 1% CER to £6,982 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis vaccines, DTPa-containing vaccines, Synflorix and Bexsero, together with the divestment of Rabipur and Encepur. This decline was partly offset by higher sales of Influenza vaccines across all regions and by growth in Shingrix sales to £2 billion, up 10% AER, 11% CER, together with a strong performance from Cervarix in China.

Vaccines performance across all regions was affected by lower demand due to limited visits to healthcare practitioners and points of vaccination during the pandemic and government stay-at-home directives. In areas where lockdowns were lifted, wellness visits and vaccination rates recovered, with paediatric vaccination near pre-COVID levels by the end of Q2 2020, while adolescent and adult immunisations improved at a slower pace. US back-to-school vaccinations were disrupted because schools and universities delayed or reversed in-person tuition, which elongated the back-to-school vaccination season into Q4 2020. Adult wellness visits returned to prior year levels at the end of Q3 2020 supported by seasonal flu vaccination and declined late in Q4 2020 as pandemic conditions worsened. Despite this short-term impact on vaccination rates we remain very confident in demand, particularly for Shingrix which remains a key growth driver.

As a global company, we are committed to supplying vaccines worldwide. Our growth strategy is focused on improving our geographic presence in the two largest vaccines markets – the US, which represents 51% of the sector, and China.1

See Group financial review on page 58 for more detail.

Supply performance

Our Vaccines business has 12 manufacturing sites, across nine countries. This global network gives us a strategic supply capability, which enabled us to produce and deliver over 580 million doses and achieve our best ever on-time, in-full delivery supply metric, ensuring critical vaccines were available to patients during the pandemic.

Our increased Shingrix and Bexsero output followed additional investment in our supply network, including bringing new production capacity onstream for Bexsero. Our continued efforts to improve yield, productivity and throughput have expanded our supply capacity, and we remain on track to begin manufacturing Shingrix from a new facility by 2024. Our improved supply performance on Shingrix allowed us to announce further launch countries earlier than anticipated.

We continue to adjust our manufacturing network to meet our future needs, including investments to support growth of our existing products as well as our pipeline assets. We are prioritising investments in both manufacturing technologies and digital capabilities. These investments allow us to transform data into insights across manufacturing, supply and quality, resulting in improved productivity and more effective use of working capital.

In the first quarter of the year, both our sites in Gödöllö, Hungary, and Marburg, Germany, passed US Food and Drug Administration (FDA) inspections. In May 2020, FDA approval of our Singapore site meant that all our strategic Vaccines sites are now FDA-approved.

Digital performance

As we advance towards our goal of becoming a digital and data-driven organisation, we continue to harness new technologies to develop better, more efficient ways of working business-wide. We are, for example, deploying robotic automation ‘bots’ across the Vaccines organisation, including in manufacturing, quality and R&D. We had deployed 76 bots by the end of 2020, increasing efficiency and cost savings.

During the year we delivered several data and analytics products to help improve scientific productivity, optimise manufacturing processes and boost our commercial performance.

In the second half of 2020, we started a digital manufacturing execution system for more than 50 production lines in 10 sites that currently use paper batch recording. The system will be deployed over the next three to four years, with benefits including operational efficiency, lead-time reduction, and improvements in compliance, yield and robustness. The system will feed into making data-driven decisions in manufacturing and supply.

We are improving our commercial teams’ performance, with data-rich technology platforms optimising numerous processes, from tender allocation to targeted marketing. We have also extended our award-winning digital tool MyVaccinationHub, which helps parents track their children’s vaccination records, to more national markets. In addition, GSK is working with health technology company Philips on its Pregnancy+ and Baby+ apps to educate parents on the importance of vaccination. With the potential to reach almost 2 million parents a day across the globe, this is a huge step forward in giving our target audience access to factual, medically approved information. The partnership is already live in Brazil, Canada, Switzerland, Poland, Spain, Germany, Italy, Australia, Russia and Mexico.

1 Internal data

30    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Performance continued

Consumer Healthcare

Performance

On a reported basis, sales grew 12% AER and 14% CER to £10,033 million for the full year, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review.

On a pro-forma basis, sales declined 2% CER, but grew 4% CER excluding brands divested/under review, reflecting the underlying strength of brands across the portfolio and categories, strong growth in e-commerce, and successful execution meeting evolving consumer demand as a result of the pandemic.

Our portfolio of everyday health products gives us industry-leading positions across a number of categories, including pain relief, respiratory, therapeutic oral health and vitamins, minerals and supplements.1 Our growth strategy is based on prioritised investment in our nine global power brands and 15 local stars, brands which are concentrated in key geographies.

Our operating model is critical to the successful implementation of the strategy and growth for our joint venture. In 2020, we continued our progress by rolling out our new marketing operating model which allows us to develop best-in-class brand programmes in our strategic brand and market choices that are relevant globally and locally. Building and executing a differentiated pipeline and accelerating speed-to-market are at the heart of our innovation strategy and our innovation operating model, also launched in 2020, sets out, practically, how this will be achieved.

See Group financial review on page 59 for more detail.

Strong progress on joint venture integration

We have made significant progress in integrating the two businesses that make up our Consumer Healthcare joint venture. More than 87% of our markets have completed legal closes, enabling over 95% of the legacy Pfizer employee population to formally move into GSK, with most leadership roles confirmed. 83% of markets have completed their systems cutovers, operating under one order and one invoice for customers. Markets which have completed their cutovers account for 97% of global sales.

We remain on track to deliver synergies of £500 million annual cost savings by 2022. This will be drawn from areas such as network rationalisation, logistics, infrastructure, advertising and marketing. We met our target of realising £1 billion from divestments of non-core brands, and this process is still ongoing. ThermaCare, which included our manufacturing site in Albany, Georgia, was a key divestment as it lifted integration restrictions for the two businesses in Europe.

Despite operating during a complex joint venture integration where the majority of office-based teams have worked remotely, we have seen faster decision-making, more effective meetings and greater collaboration focused on doing what’s needed for consumers. This was reflected in a 16% increase in our survey results around clarity of single point accountabilities and effective decision-making, and a 17% rise in favourability on ‘straight talk’ conversations.

In 2020 we also completed the sale of Horlicks and other consumer health food drink brands to Hindustan Unilever Limited, after receiving the required regulatory approvals. As part of the agreement, Hindustan Unilever Limited will sell and distribute our OTC and oral health brands in India through a distribution arrangement, although we retain brand ownership. During the year, we sold our stake in Hindustan Unilever Limited, which was part of the transaction. We had always intended to sell our stake at the appropriate time, with the timing of the sale enabling us to generate a greater financial return than originally anticipated.

Meeting consumer needs amid behaviour shifts

Among its many far-reaching impacts, COVID-19 has accelerated certain consumer trends that were already underway. One such trend has been the increasing convergence of digital and health, including the rapid expansion of digital commerce. Overall, in 2020 our global digital commerce business grew by 67% on the previous year. Throughout 2020 we outperformed our peers, gaining market share on our key brands in our focus markets.2 In the US, we grew ahead of our categories, for example gaining a market leading position in toothpaste on Amazon and in topical pain with Voltaren. We have also made great strides towards improving our customer experiences, including launching our first direct-to-consumer online store for ChapStick in the US. Since launch, the store has acquired more than 2,000 new customers and sold 116,000 sticks, and we are ahead of our plans on data capture and conversion. We have continued to improve our consumer experience and grow our first party data ahead of expected in the US, and we are leveraging our new insights back into the business.

More broadly, we have increased our investment in digital capability across our business to improve our overall speed and efficiency. This has included accelerating the digital transformation of our marketing functions, while advancing capability in new areas such as R&D and supply chain. Data, a key enabler for growth, is a particular area of focus as it allows us to better understand our consumers and customers and make smarter decisions. In 2020 we created a dedicated data team made up of data scientists, innovation specialists, user experience designers and data apprentices to build the data strategy and governance processes in readiness for a future standalone company. The team is also focused on building data literacy across our business to enable us to extract the most value from our data, which will accelerate our digital transformation.

We are also investing in data-related technology, including artificial intelligence and machine learning across our R&D, supply chain and marketing teams. This will allow us to operate more efficiently and accelerate speed-to-market.

1	Based on Nicholas Hall’s DB6 Global OTC database 2019 (on the basis of consumption at manufacturers’ price)

2	Internal data

GSK Annual Report 2020    31

Performance continued

We continue to enhance the digital capability and literacy of all our people. In 2020 we launched our Digital Commerce Academy, an online learning platform with training modules, playbooks, planning frameworks and other resources to help embed core digital commerce learnings and behaviours. Since launch in August, more than 1,800 employees across over 60 countries have completed training through the platform. The academy complements our digital accelerator programme, which we rolled out in 2020 in our Europe, Middle East and Africa region, following a successful launch in Asia-Pacific in 2019. The programme is designed to drive sales through digital commerce and promote a digital first culture by integrating external digital experts into our teams.

Another trend accelerated by the pandemic has been the fact that consumers are more proactive in managing their own health and wellness, with vitamins, minerals and supplements category being the biggest beneficiary. In 2020 sales of our vitamins, minerals and supplements brands grew in the high teens per cent, with particularly strong performances from power brand Centrum and local stars Emergen-C in the US and Caltrate in China. All three grew in double digits for the year.

HCPs significantly influence the health behaviours of our consumers and this has heightened as a result of COVID-19. Consumers are increasingly relying upon doctors, dentists and pharmacists to be a trustworthy source of self-care guidance. Our expert, field-based representatives have continued to strengthen relationships with HCPs. Within weeks of the COVID-19 outbreak, we accelerated our adoption of remote detailing, virtual conferences and roundtables and saw more than 1,000 expert field-based representatives across the world fully operational in the new ways of working. On World Pharmacist Day, in September, we partnered with the International Pharmaceutical Federation to raise awareness on an area of common interest, minimising the impact of air pollution on people’s health and wellbeing. We developed a targeted digital campaign for pharmacists in 10 key countries, with the creation of social media assets to drive awareness and engagement around the topic. The campaign reached more than one million pharmacists, and engagement with the content was more than seven times the industry average. The partnership also allowed us to reach pharmacists we had not previously been able to and has laid the foundations for us to build longer-term relationships with them.

Leadership and engagement

Our focus on the quality of leadership, driven by appointments, formal development programmes and increased efforts to support employees’ physical and mental wellbeing, has contributed to a 91% positive survey score from employees feeling actively encouraged to support their health and wellbeing.

Through the joint venture integration process we have created a new and diverse Consumer Healthcare leadership team with broad industry experience from both legacy GSK and Pfizer businesses alongside talent from the wider FMCG sector. We have also improved the depth of our talent – selected from both legacy businesses into our key roles.

Recognising the critical importance of purpose-driven leadership, we have created a new virtual nine-month development programme for our 140 most senior leaders in GSK Consumer Healthcare to help them identify a sense of personal and collective purpose to accelerate our growth ambitions. We also plan to further invest in the development of our people and will use our First Line Leader programmes to build capability for around 500 colleagues new to leadership roles.

Prioritising safety and supply through unprecedented challenges

We continued to drive decision-making closer to the consumer with more regional accountability across our supply chain. We accelerated this approach at the start of the COVID-19 pandemic, responding with agility and speed to changing consumer demand while upholding our commitment to safety.

Our first priority through the pandemic was to ensure the wellbeing of our employees while continuing to operate our manufacturing sites. We increased safety measures and support for our critical production employees including adjusting shift patterns to minimise employees overlap, contact tracing protocols, and regionally driven support packages, for example groceries, site lunches and safe transport.

Despite operating in unprecedented circumstances, we continued to deliver products that really matter to consumers. We built additional capacity for the most in-demand products, which fell into two broad categories: products like Panadol, which provide symptomatic relief, and those with immunity-boosting properties, like Emergen-C.

From a regional perspective, we continued to deliver with a high level of service to customers in the APAC and EMEA. In the USA we had challenges to continue to meet the high level of service our customers expect. This was caused not only by significant growth in our immunity brands but also some supply disruptions and precautionary product recalls.

We have addressed the increase in demand by putting in place significant extra capacity both internally and at our contract manufacturing organisations. We also continue to improve supply chain resilience through our network by continuing to drive a culture of quality improvement and building additional sources of supply continuity for both finished products and critical raw materials.

In 2020 we announced plans to build capacity at our manufacturing sites in Civac, in Mexico; Guayama, in Puerto Rico; Pulogadung, in Indonesia; and Cape Town, in South Africa. As part of the streamlining of our network, we closed our site in Sligo, Ireland, and announced the closure of our site in Carlisle in the US. We have also ceased production at our San Jose site in Costa Rica, with a sale of the site expected to be completed in 2021. Following the divestments of the ThermaCare business outside North America and Vesterålens Naturprodukter dietary supplements, we also announced the closure of our site in Cluj, Romania. The divestment of our Nutrition business to Hindustan Unilever included our sites in Nabha, Rajahmundry and Sonepat in India.

32    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Trust

Trust is one of our three long-term priorities and is crucial to our purpose,

enabling us to add value for our shareholders and society.

Progress

–  Committed to ambitious new environmental sustainability goals: net zero impact on climate and net positive impact on nature by 2030

–  Strong performance against our ESG benchmarks

–  Licensed our TB candidate vaccine to the Bill and Melinda Gates Medical Research Institute for continued development

–  Partnered to launch the $1 billion AMR Action Fund aiming to bring two to four novel antibiotics to patients by 2030

–  FDA and EMA approved an age-appropriate formulation of Tivicay, for children living with HIV weighing at least 3kg and from four weeks of age

–  Set new aspirational targets for gender and for race and ethnicity, to improve representation at VP level and above, and introduced mandatory inclusion and diversity training for all employees

–  Formed partnerships to better prepare for future pandemics and ensure access to future COVID-19 treatments and vaccines. Including through the Trinity Challenge, our industry commitment with the Bill and Melinda Gates Foundation and our engagement with the COVAX facility

–  Record response (85%) to our employee survey, with engagement score of 84% (up 6%)

Our Trust priority focuses on a broad range of ESG aspects and supports our ability to create value for society and shareholders. Stakeholders, particularly investors, are increasingly focused on how companies manage ESG factors from both a value creation and a risk management perspective (see Risk Management from page 43). Strong Trust and ESG performance ensures we remain attractive to investors, helps recruit and retain talent, mitigates risk and builds trust with those stakeholders who influence our operating environment (see Stakeholder engagement on page 16).

We have 13 Trust commitments in the ESG areas where GSK can make the biggest difference. In 2018, when we set these commitments, we worked with an independent third party to conduct a materiality assessment to identify the ESG issues most relevant to our stakeholders and to our business. The commitments help us respond to challenges and opportunities within our industry and broader society (see pages 12 to 15) and contribute to many of the UN Sustainable Development Goals (SDGs), especially Goal 3: to ensure healthy lives and promote wellbeing for all, at all ages.

Our Corporate Responsibility (CR) Committee oversees our progress against our commitments and how the company is addressing the evolving views and expectations of our broad range of stakeholders. GSK’s Corporate Executive Team and senior management also oversee implementation of our Trust commitments and report regularly to the CR Committee (see pages 90 and 102).

GSK.com: GSK Materiality assessment

External benchmarking

–	DJSI: Ranked 2nd in the pharmaceuticals industry group for the 2020 Dow Jones Sustainability Index

–	ATMI: Ranked 1st in the 2021 Access to Medicine Index

–	FTSE4Good: Member of the FTSE4Good Index since 2004

–	CDP: Scored A in CDP Water and B in CDP Carbon, and named CDP Supplier Engagement Leader

–	Sustainalytics: Leading position in Sustainalytics

–	MSCI: AA rating

–	Vigeo Eiris: Ranked 1st in the pharmaceuticals sector

Our approach to reporting

In this Trust section, we report progress against our 13 commitments. Online, we publish more detailed information on our contribution to the SDGs, an ESG performance summary and our UN Global Compact Communication on Progress, Global Reporting Initiative index, Sustainability Accounting Standards Board index and assurance statements.

GSK.com: ESG performance summary • Our contribution to the SDGs

GSK Annual Report 2020    33

Trust continued

Science and technology

The 2020 COVID-19 pandemic showed the vital importance of using our science and technology to innovate, tackle the global impact of disease and prepare for future pandemics.

New medical innovations

Our commitment is to develop differentiated, high-quality and needed medicines, vaccines and consumer healthcare products to improve health

We use cutting-edge science and technology to discover and develop innovative medicines, vaccines and consumer healthcare products. See more about our R&D on pages 18 to 27, including how we are developing innovations to combat COVID-19.

Global health R&D

Our commitment is to improve global health impact through R&D for infectious diseases that affect children and young people in developing countries, focusing on HIV, malaria and tuberculosis

We are working to translate scientific discoveries into impactful solutions for the world’s most vulnerable patients. Where appropriate, we transfer our innovation and technology to other organisations with the right capability and geographic reach. We partner with others to optimise development of our candidate medicines, vaccines and technologies and drive access for those who need them.

We also pursue early discovery global health research, particularly in neglected tropical diseases. We have two established scientific research centres focused on developing new vaccines and medicines for global health research:

the Vaccines Global Health Institute (GVGH) and our Pharma R&D unit in Tres Cantos respectively.

GSK.com: Using our science for global health

Tuberculosis

In 2020, GSK joined the Project to Accelerate New Treatments for Tuberculosis (PAN-TB), a collaboration aiming to develop a pan-TB regimen (one that’s effective in all forms of TB, including drug-resistant strains). We will work to identify the best possible combination of medicines to make TB treatments shorter, better and safer than the current standard of care multi-drug regimen.

We have developed a TB candidate vaccine which, in a phase IIb trial, has demonstrated the potential to reduce active pulmonary TB by half in adults with latent TB infection. In January 2020, we licensed the vaccine to the Bill & Melinda Gates Medical Research Institute for continued development.

Malaria

Our RTS,S vaccine is the first vaccine to help protect children against the deadliest form of malaria, P. falciparum. The WHO-coordinated pilot implementation programme led by national ministries of health, and in partnership with PATH and GSK, has been ongoing in Ghana, Kenya and Malawi since April 2019. GSK has dispatched more than 2.5 million vaccine doses, with more than 500,000 children having been reached with at least one dose of RTS,S so far.

In early 2021, GSK, PATH and Bharat announced a product transfer agreement for the malaria vaccine. This is a significant step in ensuring the long-term sustainable supply of the vaccine.

Tafenoquine (Krintafel/Kozenis) is our single dose radical cure treatment for P. vivax malaria, developed in partnership with Medicines for Malaria Venture. The prevalence of P. vivax peaks in children aged two to six years old. We presented data in 2020 showing tafenoquine was 95% effective at preventing relapse after four months, in children and adolescents to age 16.

HIV

In June, the US FDA approved the first-ever dispersible tablet formulation of dolutegravir, Tivicay PD. Before FDA approval, we began producing the dispersible tablets at our own financial risk to support rapid rollout. Tivicay PD is the first integrase inhibitor available as a once-daily tablet for oral suspension for children with HIV weighing at least 3kg and from four weeks of age. The FDA also passed updated dosing recommendations for the already approved Tivicay 50mg film-coated tablet in paediatric HIV patients weighing 20kg and above. This will help to close the gap between HIV treatment options available for adults and children. Further to this approval, in January 2021, the EMA also granted marketing authorisation for Tivicay 5mg dispersible tablets and included updated dosing recommendations for Tivicay 50mg film-coated tablets for children with HIV.

Through our public-private partnership with the Clinton Health Access Initiative, Unitaid and two generic manufacturers (Mylan and Macleods), we continue to expedite the development, registration and market entry of generic formulations of paediatric dolutegravir in resource-limited settings. A key milestone was recently achieved when Mylan and Macleods submitted new drug applications for a scored dolutegravir 10mg dispersible tablet for tentative approval under the FDA President’s Emergency Plan for AIDS Relief (PEPFAR) scheme. Mylan received tentative FDA approval in November 2020. This is the fastest generic manufacturers have filed and the shortest gap between originator approval and generic medicine approval.

Health security

Our commitment is to help the world to better prepare for future disease outbreaks with pandemic potential, and tackle antimicrobial resistance

Pandemic preparedness

We have taken a broad approach to developing COVID-19 solutions, see page 24 for further details on how we are applying our science to find COVID-19 innovations. We also believe that there are many areas that could help improve future pandemic preparedness.

In 2020, we joined the industry commitment to expand global access for COVID-19 diagnostics, therapeutics and vaccines, facilitated by the Bill & Melinda Gates Foundation. Collaborating and aligning resources across industry and government should enable a faster path out of the current COVID-19 crisis, and also lay the foundation for a strong pandemic preparedness ecosystem for the future.

34    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Trust continued

In 2020, we became a founding member of the Trinity Challenge collaboration, alongside Google, Microsoft, Facebook and others. Our collective vision is to safeguard the lives and livelihoods of one billion more people by using data and analytics to better predict and prevent outbreaks, epidemics and pandemics.

GSK.com: Industry COVID-19 joint communique

Addressing antimicrobial resistance (AMR)

AMR represents one of the gravest threats to global public health. GSK is playing a leading role in the industry’s response, ranking first among the large pharmaceutical companies in the Access to Medicine Foundation’s AMR Benchmark.

We have 28 R&D projects targeting priority pathogens, including pathogens deemed ‘critical’ and ‘urgent’ by WHO and the US Centers for Disease Control and Prevention (CDC). Fifteen relate to vaccines and we continue to see vaccination as a major pathway to fight AMR. See page 21 for further details on our pipeline.

In 2020, we partnered with more than 20 major biopharmaceutical companies and WHO, the European Investment Bank and the Wellcome Trust to launch the $1 billion AMR Action Fund. The fund aims to bring two to four novel antibiotics to patients by 2030.

In 2020, we trained over 70,000 healthcare professionals across 30 countries on the appropriate use of antibiotics.

We have been working with the AMR Industry Alliance, which is setting new global limits for antibiotic discharges. We have also audited, and improved where needed, our antibiotic supply chain, which includes 20 GSK factories and 45 supplier factories in 19 countries. We are on track to ensure that factory discharges are negligible and conform to the alliance’s standards by the end of 2021. Currently, 100% of GSK’s factories and 71% of our suppliers’ factories are fully compliant.

GSK.com: Preparing for future disease threats

Affordability and availability

We are making our products affordable and available to more people around the world through responsible pricing, strategic access programmes and partnerships.

Pricing

Our commitment is to improve the health of millions of people each year by making our products available at responsible prices that are sustainable for our business

In the US, the pricing of all our new products reflects the value delivered to patients, healthcare systems and wider society compared to other available alternatives, and supports innovation to meet future healthcare needs.

The average net price (after discounts, rebates or other allowances) for our products in the US decreased by about 3.2%1,2 annually over the past five years while the average list price rose by 5.7%1,2. In 2020, our combined average net price for our pharmaceutical and vaccines portfolio in the US fell by about 0.7%1 while the average list price rose by 3.2%1.

We offer various types of patient support, including patient assistance programmes, coupon and co-pay programmes and reimbursement support to help ensure appropriate access to our medicines. In 2020, we provided prescribed medicines and vaccines to more than 95,000 low-income uninsured, underinsured, and Medicare Part D patients through GSK and ViiV Healthcare’s Patient Assistance Programs Foundation.

In Europe, we engage with many stakeholders to develop approaches that ensure sustainable healthcare systems and continued access to our innovative medicines. For example, the pricing of Zejula, our medicine for ovarian cancer, reflects the value it delivers (to patients, caregivers, payers and society) by demonstrating cost-effectiveness and a predictable budget.

1	Calculated across GSK and ViiV Healthcare products.
2	5-year CAGR calculated Jan 2016-Dec 2020.
3	Total excludes reach through albendazole donations which will be assessed in 2025.

In developing countries, we use innovative pricing structures to extend product reach (see pages below). Our tiered pricing model for vaccines is based on four widely-recognised World Bank gross national income country classifications of high, upper-middle, lower-middle and low-income countries. Each tier has price ceilings and floors which progressively decrease through the tiers from high to low-income countries. For medicines in low-income countries, we do not file patents for our medicines nor enforce historic patents. This allows generic companies to manufacture and supply generic versions of GSK medicines in those countries.

GSK.com: Pricing and access strategies

Product reach

Our commitment is to use access strategies to reach 800 million underserved people in developing countries with our products by 2025

Since we set our product reach target in 2018, our products have reached over 267 million people.3

Our commitment to Gavi

Our tiered pricing principles mean that we reserve our lowest vaccines prices for organisations such as Gavi. GSK is one of the largest suppliers of vaccines to Gavi: since 2010 we have supplied more than 856 million doses of vaccines. Our partnership has allowed us to introduce and rapidly scale up access to new vaccines, that might otherwise have taken years to reach children in low-income countries. In 2020, we confirmed our ongoing supply of Cervarix to Gavi to support its continued efforts to protect girls from human papillomavirus.

We provided our pneumococcal vaccine, Synflorix, to eight Gavi-eligible countries and one former Gavi country at a discounted price, reaching an estimated 17 million children in 2020. Our Rotarix vaccine against rotavirus reached 25 million children across 32 Gavi-eligible countries and four former Gavi countries. In addition, our oral polio vaccine, supplied to Unicef for polio eradication, reached almost 22 million people.

GSK Annual Report 2020    35

Trust continued

Voluntary licensing

ViiV Healthcare’s voluntary licensing agreements allow 18 generic manufacturers to produce and sell low-cost single or fixed dose combination products containing dolutegravir for adults and 15 generic manufacturers for children. This covers 95 countries for adults and 121 for children.

Agreements with the large majority of manufacturers are via the Medicines Patent Pool. By the end of 2020, at least 16.3 million people living with HIV, across 113 countries in the developing world, had access to a generic dolutegravir-containing product, because of these licensing agreements. This corresponds to at least 80% of people living with HIV on antiretrovirals in low-and middle-income countries.

Product donations

Since 1999, we have donated over 10 billion albendazole tablets to WHO – including 416 million in 2020. This investment supports efforts to eliminate lymphatic filariasis (LF) and control intestinal worms (soil-transmitted helminths) in school-age children. So far, this has benefited patients in 92 countries around the world and 17 countries have eliminated LF as a public health problem.

To support the global response to COVID-19, we donated over 1.7 million GSK products – such as our antibiotics, oral health products and multivitamins – to 32 countries.

In partnership with Americares, Direct Relief, IHP UK and MAP International, over 200,000 units of medicines were donated for humanitarian and emergency response.

GSK.com: Pricing and access strategies

Healthcare access

Our commitment is to partner to improve disease prevention, awareness and access to healthcare services for 12 million people by 2025

In 2020, we exceeded this target, reaching 13.9 million people through our partnerships.

In 2020, ViiV Healthcare Positive Action launched a new 2020-30 strategy and vision. This continues to explore innovative ways of supporting people-centric and community-led interventions to help meet the UN fast track targets of ending AIDS by 2030. ViiV Healthcare’s Positive Action for Children’s Fund reached over 484,000 people in 2020.

Over 3.2 million people have benefited from our partnership with Comic Relief, which is focused on combatting malaria. We have contributed more than £14 million to 28 projects in Africa and South East Asia, improving malaria awareness and prevention efforts, and getting treatment to patients.

Since 2011, in partnership with Save the Children, Amref Health Africa and CARE International, GSK has invested in training frontline health workers who work with communities in low-and middle-income countries. In 2020 alone, we trained approximately 15,000 health workers, reaching over three million people1. We have partnered with Save the Children since 2013 and, in 2020, directly reached over 400,000 people with health services, health messaging and other programme activities.

In 2020, GSK supported the Gates CEO Roundtable, a public-private collaboration to train community health workers across six countries in sub-Saharan Africa through tech-enabled community health programmes. In its first year the programme reached over 537,600 people and trained over 1,150 community health workers.

Our partnership with Smile Train helps children with cleft lip or palate to lead full and healthy lives, benefitting over 2,250 young people in 2020 with free surgeries, and over 5,000 with pre and post-surgery cleft care and other forms of support.

In 2020, we contributed £250 million to community initiatives. This includes cash, product donations and the volunteering time of our employees to help improve healthcare access. We also provided support to healthcare workers during the pandemic, more detail can be found on GSK.com.

GSK.com: Prevention, awareness and infrastructure • COVID-19 community giving response • ViiVHealthcare.com: Positive Action programmes

Modern employer

A positive employee experience is critical to attract, retain and motivate the best people. We want our employees to be empowered to be themselves, feel good, and keep growing.

Engaged people

Our commitment is to achieve and maintain a competitive employee engagement score by 2022

We survey our employees annually to get feedback about how we are doing on our Innovation, Performance, Trust and Culture long-term priorities. In May 2020, a record 85% of people took time to feedback. Our overall engagement score jumped to 84%, a 6% rise since the 2019 survey, and 89% feel proud to work at GSK (up 5% from 2019).

1	Health worker data is estimated based on 2019 reach through the same partner programmes and level of funding. Final 2020 data is expected to be available in April 2021.

Inclusion and diversity (I&D)

Our commitment is to accelerate our progress on I&D, including aspirational targets for female and ethnically-diverse representation in senior roles by end 2025, and recognition as a disability confident employer and in LGBT+ indices

We believe that inclusion and diversity (I&D) leads to business success by unleashing the enormous potential of all our people and strengthening our ability to respond to the differing needs of our patients and consumers. At the heart of our I&D agenda lies our fundamental commitment to equity in our employment practices. To support this, and create an inclusive workplace, all employees participate in an annual training programme, we facilitate inclusion dialogues, and we invest in our leadership programmes to ensure all leaders understand their responsibilities.

36    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Trust continued

Our Corporate Executive Team (CET) members lead our four diversity councils (covering race and ethnicity, gender, disability, and LGBT+), working with senior leaders and members from our employee resource groups.

To measure our progress, we monitor two questions in our employee survey: in 2020 81% of participants said they can be their authentic self at GSK (up 5% on 2019) and 87% feel respected at work (up 6% from 2019). We also added a new question to our manager feedback tool, One80. This asks employees to rate whether “through their actions, my manager demonstrates a commitment to inclusion and diversity in our team”: leaders scored an average of 4.4 out of 5.

Race and ethnicity

We are committed to equality of representation, which means that we constantly strive to ensure our workforce reflects the communities in which we work and hire. Specifically, we aspire to increase the percentage of our leaders who identify as ethnically diverse. In countries that meet a threshold that ensures confidentiality and anonymity of data, we will disclose employee race and ethnicity by level and communicate a country-wide aspiration to increase the representation of ethnically diverse leaders. In 2020, the US and the UK satisfied this threshold and we provide disclosures of current representation and have set aspirations.

The disclosures below reflect GSK’s representation, as of 31 December 2020, for employees who actively and voluntarily disclosed their race or ethnicity.

Race and ethnicity: US (%)1

	SVP/VP	Director	Manager	All employees
Ethnically diverse	23.2	25.3	29.3	30.0
American Indian or Alaska Native	*	0.4	0.3	0.4
Asian	10.8	13.8	15.9	12.9
Black or African American	5.8	5.5	6.3	9.9
Hispanic or Latinx	5.0	4.5	5.1	5.1
Native Hawaiian or Other Pacific Islander	*	0.3	0.1	0.2
Two or more races	1.2	0.9	1.6	1.5
White	76.8	74.7	70.8	70.0

*	Insufficient data to report (fewer than three employees)

In the US, 6.3% of employees did not actively respond to identify a race or ethnicity category, and a further 1.2% indicated ‘I prefer not to say’.

[1]	Due to rounding, the sum of the data may be marginally different from the totals

We aspire to increase the representation of ethnically diverse VP and above leaders to at least 30% in the US by the end of 2025. We are specifically focused on increasing the percentage of Black or African American and Hispanic or Latinx VP and above leaders; we expect – and will monitor – year-on-year growth. By our target date of 2025 we expect to see growth across all identified groups.

Race and ethnicity: UK (%)1

	SVP/VP	Director	Manager	All employees
Black, Asian and minority ethnic	11.1	16.7	21.8	18.7
Asian	5.7	11.8	16.0	13.1
Black	1.6	1.8	2.3	2.5
Mixed	1.2	1.5	1.8	1.8
Other	2.5	1.6	1.6	1.3
White	88.9	83.4	78.2	81.3

In the UK, 11.5% did not actively respond and a further 3.9% indicated ‘I prefer not to say’.

[1]	Due to rounding, the sum of the data may be marginally different from the totals

For the UK, we aspire to increase ethnically diverse VP and above leaders to at least 18%, by the end of the 2025. We are specifically focused on increasing the percentage of Black VP and above leaders; we expect – and will monitor – year-on-year growth. By our target date of 2025, we expect to see growth across all identified groups.

To support our aspirations and our commitment to equality of representation we are focused on recruiting and developing diverse talent. This includes: setting appropriate and ambitious targets for ethnically diverse candidates for our early talent programmes in the US and UK; launching a new global development programme, Accelerating Difference, for ethnically diverse employees; and, for our most senior roles, we are also introducing a policy that requires a diverse shortlist of qualified candidates, including ethnically diverse representation (as defined appropriately by country).

Gender

The percentage of women in management continues to rise at GSK. We are proud to report that in 2020 we achieved an important landmark, with the global percentage of female managers, presently 48% (47% in 2019), being equal to or greater than the percentage of non-managers, currently 47%, and 38% of senior management roles at VP and above – up from 36% in 2019.

The latest Hampton-Alexander Review found that GSK ranked in the top quartile of FTSE 100 companies based on proportion of women on the Board, with 42% female representation. Within the FTSE 350 sector analysis, GSK ranked 2nd in the Pharmaceuticals sector (up from 3rd in 2019).

Women in management (%)

	2020	2019	2018	2017
SVP/VP	38	36	33	31
Director	46	44	43	43
Manager	50	49	48	47
All management	48	47	45	44

Employees by gender (number)

	Male	Female	Total
Board	7	5	12
Management*	10,117	9,303	19,420
All employees	50,005	44,061	94,066

*	Senior managers as defined in the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013.

GSK Annual Report 2020    37

Trust continued

We have increased our global gender aspiration for VP and above roles to 45%, or higher, by the end of 2025. Importantly, we are pursuing steps within the countries in which we operate to enable and encourage our employees to voluntarily self-disclose their gender identity.

We published our fourth annual UK gender pay gap report in 2020. Our gender pay gap for all permanent UK-based GSK employees is 1.41% (mean), outperforming the national average of 14.6%. We have a long-standing commitment to fair and equal pay. We conduct country-based reviews and ensure all markets have clear guidance, tools and support to ensure pay equity. If unexplainable differences are detected, we address them through our compensation processes.

Disability

We are signatories to the UK Department for International Development’s Charter for Change, joining other organisations with a common aim to ensure rights, freedoms, dignity and inclusion for people with disabilities. In 2020 GSK also signed up to the Valuable 500 pledge. This involves continuing to invest in workplace accessibility, building the inclusivity skills of our people, improving our products’ packaging accessibility, and developing a measurable three-year strategic Disability Confidence plan.

LGBT+

Our goal is to be recognised in global LGBT+ indices. For two consecutive years (2019/2020), LGBT+ rights group Stonewall has recognised GSK in its Top Global Employers list. We also ranked in the top 10 in the UK Stonewall Index, with our employee resource group for LGBT+ employees and allies named as the best in the UK. In the US, GSK was named Best Place to Work for LGBTQ equality for the fourth year running in Human Rights Campaign’s Corporate Equality Index. We are a founding member of the Proud Science Alliance, a collective of LGBTQ+ networks that work together to raise the bar on LGBTQ+ inclusion across the health and life sciences sector.

Health, wellbeing and development

Our commitment is to be a leading company in how we support employee health, wellbeing and personal development

Health and wellbeing

GSK’s Executive Team has overseen our COVID-19 response, including the health, wellbeing and engagement of our employees as a primary focus. In support of this, we have developed a strong health and safety framework aligned to site needs, specific role types or certain activities, for which we have provided training.

During 2020, we monitored confirmed COVID-19 cases and recoveries in our workforce on a daily basis. We developed minimum standards for returning to the workplace, and provided clear expectations on the wearing of personal protective equipment, employee testing and temperature-screening to make the workplace as safe as possible, enabling more employees to return to sites.

We supported employees working from home with ergonomic advice and equipment, provided online training on remote working and continued to ensure sufficient employee assistance support for all employees as well as their dependants.

Mental health training is available for all employees and 10,897 managers completed it in 2020. We encourage everyone to be open, to ask for help and access support when they need it.

In 2020, more than 22,000 employees completed energy and resilience programmes via our online training and development platform, 12,060 participated in COVID-19-focused resilience webinars and 18,688 in virtual mindfulness sessions. We also introduced a personalised, digital health platform in 25 countries which includes a subscription to a mental health app for individual self-support. We measure organisational stress via the platform to focus mental health support where required.

Employee safety

Overall, our reportable injury and illness rate fell from 0.22 per 100,000 hours worked in 2019, to 0.17 in 2020. The reduced numbers of employees driving and based at GSK sites, due to the pandemic, will have contributed to this decrease.

Despite our extensive safety programmes, tragically we experienced two employee fatalities: one at a manufacturing site in Canada and another in a road traffic accident in India. There was an additional work-related fatality in Belgium, involving a construction worker not under GSK’s direct supervision. We conducted extensive investigations into the causes of each fatality, to ensure we could take actions to reduce the risk of similar tragic incidents occurring. We have developed a safety improvement plan to further strengthen our existing safety practices.

Approximately 20,000 employees drive on company business. To help those employees drive safely we run a driver safety programme which combines online learning with practical road safety activities. We have over 15,000 drivers from more than 60 countries enrolled in this programme.

People development

We want our people to keep developing throughout their career. Every employee has the opportunity to discuss and agree a development plan with their manager. In 2020, 93,718 employees accessed training resources through our internal development portal. During the year, we redesigned and rolled out a new virtual First Line Leader training programme.

We provide targeted development for leaders at all stages of their careers. In 2020, we established four leadership accountabilities; motivate, focus, care and develop, in support of our purpose and performance driven culture.

We also updated our One80 manager feedback tool to help managers see what they do well and where they need to focus their development. Every manager is expected to complete the process, which involves a self-assessment and survey for their team to answer the same questions. In 2020, 9,892 managers participated in One80 and 60,386 employees provided feedback to their managers. On a rating scale of 1-5, on average our managers were scored 4.3 by their team.

We are committed to recruiting and developing people at the start of their careers and currently have 677 people on our graduate and MBA programmes globally and 448 on apprenticeships in 11 countries.

GSK.com: Employee engagement • Learning and development

38    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Trust continued

Responsible business

Operating as a responsible business means being transparent with our science and our data, delivering a reliable supply of high-quality products, protecting a values-driven culture where issues are responded to swiftly and transparently and reducing our environmental impact.

Reliable supply

We commit to quality, safety and reliable supply of our products for patients and consumers

Ensuring a high-quality and reliable supply of our products for patients and consumers is a priority for us. See pages 29, 30 and 32 for more on how we manage continuity of supply. This has been especially important during the pandemic.

Our robust quality management systems support continuous improvement, helping us to maintain high standards for product quality and safety and complying with relevant regulations, including those on Good Manufacturing Practice, Good Laboratory Practice, Good Pharmacovigilance Practice and Good Clinical Practice. There were 142 external regulatory inspections (many carried out ‘virtually’ due to the pandemic) at our manufacturing sites and local operating companies in 2020. GSK addresses all inspection findings, however minor, and has robust processes to ensure corrective and preventive action plans are implemented in a timely manner.

In 2020, we carried out 1,839 quality audits of suppliers and 223 audits of clinical studies run by, or on behalf of GSK. Where we identify areas that require improvement, we engage with the relevant third parties to develop improvement plans and track their progress. If significant issues are identified and remain unresolved, we may choose to suspend or terminate work with a third party.

Pharmacovigilance

Detecting, assessing, understanding and preventing adverse effects or any other drug-related problem is important in evaluating the safety of pharmaceutical products. We continue to work with partners to maintain high standards with respect to safety and medical governance. We apply the same rigour and safety standards to our potential COVID-19 related solutions.

To prevent the manufacture and distribution of counterfeit GSK products, we continue to work with international law enforcement agencies. In 2020, we played a key role in anti-counterfeiting actions in China which resulted in the closure of eight locations that manufactured millions of counterfeit goods, including some of our toothpaste brands.

GSK.com: Patient safety and reliable supply

Ethics and values

Our commitment is to operate an ethical, values-driven culture, in which any issues are responded to swiftly and transparently

We have high expectations for our employees to live up to our values and to act when they have concerns, and we extend this expectation to our third parties.

Living our values and expectations

Our 2020 employee survey showed that we are making good progress in living up to our values and expectations with 89% of employees agreeing that their work environment encouraged ethical behaviour in the face of pressures to meet business objectives (up from 86% in 2019).

We also conducted a joint review with our commercial practices and anti-bribery and corruption audit team on sales force incentives. The review findings highlighted a strong patient focus, and pride in working for GSK. The review also identified opportunities to better embed our values and expectations in daily work to reach all employees.

Every GSK employee and complementary worker is required to complete the Living Our Values and Expectations mandatory training annually. In 2020, 99.9% of our employees and 97% of our complementary workers completed this training, which focused on ‘Protecting GSK’. Content included topics such as anti-bribery and corruption (ABAC), our Code of Conduct, information security, privacy, our independent third-party Speak Up integrity lines (for reporting of concerns), human safety information and adverse event reporting. This training helps to identify and manage risks that appear in day-to-day roles.

Our mandatory ABAC training continued and 100% of employees and 99.5% of contract workers completed this training in 2020, which focuses on principles to assist employees to identify and mitigate ABAC risk and to recognise, report and mitigate conflicts of interest.

Reporting and investigating concerns

Anyone inside or outside GSK can raise concerns or speak to an independent third party through our integrity lines, confidentially or anonymously, without fear of retaliation. We take every concern very seriously and review every report to understand whether a formal investigation is needed. If our investigations show that an employee has breached our policies, we take appropriate disciplinary action.

In 2020, 2,146 employees were accused of misconduct and we initiated 1,529 formal investigations, with most policy violations relating to behaviour in the workplace. As a result, 788 employees were disciplined, of whom 171 were dismissed or voluntarily left and 617 received a documented warning. In other instances, action short of a documented warning was taken. At the end of 2020, we had 448 cases awaiting investigation or a disciplinary decision.

Employees disciplined in 2020: breakdown of types of policy violation (%)1

Behaviour in the workplace	35%
Good manufacturing and distribution practices	24%
Mandatory training completion	8%
Marketing and promotional activities	7%
Expenses	6%
Other[2]	20%

1	An employee can be subject to multiple allegations and disciplinary actions.
2	Policy violation types that do not fit into the categories specified.

GSK Annual Report 2020    39

Trust continued

Human rights

We are committed to respecting human rights throughout our global operations and continue to deepen our understanding of the human rights impacts associated with our activities.

In 2020, we further improved our visibility of labour rights risks in the supply chain. With the support of external experts, we identified the raw materials and commodities that are sometimes linked to modern slavery and are now prioritising them for due diligence activities. A similar risk assessment for our indirect suppliers is in progress.

Through our membership of the Pharmaceutical Supply Chain Initiative’s Human Rights and Labour Sub-Committee, we supported the delivery of human rights and modern slavery training sessions for suppliers in India and China. We also engaged with stakeholders in Brazil to better understand the forced labour risks and certification schemes associated with carnauba wax – used for tablet coatings – and presented our findings to suppliers.

Progress in each of our other priority human rights areas (access to healthcare, research practices, patient safety, environment, health and safety, and privacy) can be found in the relevant sections of this report and on our website.

GSK.com: Human rights • Modern Slavery Act statement

Working with third parties

We want to ensure that the third parties we work with share our values and ethical and business standards. Our Third Party Oversight (TPO) programme has been embedded globally and we continue to refine it. During 2020, over 14,000 risk assessments were completed through the TPO programme, and more than 400 third parties identified as high risk have undergone detailed independent assessments by EcoVadis.

To help ensure continuity with our suppliers in 2020, throughout the COVID-19 pandemic we conducted supplier financial checks, offering support if suppliers’ financial health deteriorated, for example by relaxing our payment terms.

We continued to work with our third-party suppliers to reduce EHS risks, and conducted 36 audits on EHS and ethics. In countries where physical visits were not possible, these were virtual. In 2020, we expanded our priority suppliers from 30 to 78. Priority suppliers are those with whom we have significant spend, that support significant revenue and/or are medically or R&D critical to the business.

We provide proactive support to help our suppliers build safety improvement plans and build their overall capability. We use a range of tools to assess suppliers’ management of EHS risks including use of EcoVadis desktop assessments, and on site or virtual audits. We set clear EHS requirements for all suppliers, discontinue work with those suppliers who consistently fail to meet these requirements and continually review EHS performance at suppliers as part of our internal EHS governance and oversight processes.

GSK.com: Ethics and values

Data and engagement

Our commitment is to use data responsibly and transparently and improve patient and scientific engagement

Responsible data use

We are committed to using data responsibly and transparently. This includes managing data carefully, sharing the results of our clinical studies, integrating patient insights into our product development, and providing healthcare professionals with relevant and accurate information when they need it.

In 2020, we evolved our privacy approach to better align with external expectations and the ‘privacy by design’ framework. We ensure data-owners consider privacy right at the start of activities, and established a specialised privacy review panel to assess appropriateness of secondary use personal information in R&D, to ensure we protect individuals’ rights and freedoms.

Our annual Code of Conduct training, mandatory for all our employees globally, includes a module on privacy. This reinforces an understanding that everyone at GSK is personally responsible for the correct handling of personal information. We also provide training for all new hires, and everyone filling a key privacy role undergoes certification from the International Association of Privacy Professionals, which requires ongoing privacy education to maintain.

We are also a critical partner in the TransCelerate consortium’s effort to create a harmonised approach for the pharmaceutical industry to support the exchange of data internationally.

Clinical trial transparency

As part of our long-standing commitment to data transparency for our clinical studies, we have published 2,708 clinical study reports and 6,168 summaries of results – both positive and negative – from our studies on our clinical study register. We also share anonymised patient-level data from our studies with external researchers.

We have listed 2,480 studies for data sharing via www.vivli.org and www.clinicalstudydatarequest.com.

GSK.com and online: GSK Privacy Notice • GSK Clinical Study Register

Patient and scientific engagement

In 2020, we conducted a number of patient panels across a wide variety of different disease areas. We have also established a process to seek patient feedback on the design of our clinical trials.

We have continued to increase our focus on improving the diverse representation in clinical trials so they represent the real world population in terms of age, race, ethnicity and gender. Our approach characterises the populations with the burden of disease and barriers to access and engages with communities and advocacy groups. We also provide training and support to our staff and increasingly to our research collaborators on enrolling diverse populations in clinical trials.

To read about our approach to engaging with HCPs, see our code on HCP engagement.

GSK.com: Clinical trial diversity, Patient Engagement, Engaging with HCPs

40    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Trust continued

Environment

Our commitment is to have a net zero impact on climate and a net positive impact on nature by 2030

We set these two ambitious new climate and nature goals in November 2020, and will start reporting against them in our 2021 Annual Report.

Our new climate goal means that we aim to have net zero scope 1, 2 and 3 carbon emissions by 2030. As part of our climate goal, we have been accredited for 1.5°C-aligned emissions reduction targets (covering Scopes 1, 2 and 31) by the Science Based Targets initiative. We have also joined RE100, reinforcing our commitment to renewable electricity and EV100, reducing the impact of our sales fleet.

Our nature goal is underpinned by ambitious targets and focuses on water reduction and water stewardship compliance, waste reduction and circularity (including eliminating plastics), API emissions reduction, adoption of biodiversity action plans and measurement of carbon and/or land use improved from nature-based solution programmes. As part of these, we will invest in projects to protect and restore land-use. We will align with the Science Based Targets for Nature approach to measure our impact on nature and will seek to accredit the target when this methodology is finalised.

We seek to deliver these goals by taking action on priority impact areas and working with key external partners including our suppliers and customers. See GSK.com for the full set of targets. This is the last year we will report against our previous targets, which were set in 2018.

GSK.com: Our new environmental approach

Carbon

Our overall value chain carbon footprint is made up of Scope 1 and 2 emissions from our own operations (8%), and Scope 3 emissions from our supplier base (45%), logistics (6%), and the use of our products (40%), mostly metered dose inhalers.

We will report progress against our new carbon targets in 2021, but for a final year we are reporting progress against the targets we set in 2018. These are 2030 targets, set against a 2016 baseline, to: reduce operational carbon emissions (Scope 1 and 2) by 20%; reduce value chain carbon emissions (Scope 3) by 25% per £ billion revenue; and source 60% of electricity from renewable sources.

In 2020, we reduced our Scope 1 and 2 emissions by approximately 24% compared to 2019 (34% since 2016), largely because we transformed our use of renewable electricity through the purchase of green certificates. This means 52% of the electricity we used was sourced renewably, exceeding our interim target of achieving 30% by 2020. We also saw a reduction in Scope 1 emissions as national lockdowns reduced the need for driving from our salesforce.

We continued installing and improving our use of existing renewable energy on site and our energy efficiency programme continues to identify further opportunities to reduce energy consumption. For example, we installed a new heat exchanger at our Mayenne site in France, which transfers heat previously lost in chilling water and uses it to provide 70% of hot water demand for the site.

In 2019, (our latest available data for all categories)2, absolute Scope 3 emissions decreased by 10% vs 2018, and by 19% per £ billion revenue. This represents a reduction of 32% per £ billion revenue since our 2016 baseline year. This was mainly because of a reduction in the carbon intensity of products purchased, updated data on the emissions from milk for Horlicks and reduced emissions from metered dose inhalers.

Our Ellipta dry powder inhalers (DPI) have a lifecycle carbon footprint around 24 times lower than a propellant-based inhaler3. In 2020, we certified the carbon footprint of Trelegy Ellipta working with the Carbon Trust, and recertified the carbon footprints of our other Ellipta products. We support efforts to promote low carbon inhalers wherever possible.

We recognise our suppliers’ efforts to reduce their environmental impacts through our annual Supplier Environmental Sustainability Awards. See the winners on GSK.com.

We also expanded our climate resilience analyses, see page 46 for the Task Force on Climate-Related Financial Disclosures framework guidelines. In 2020, we introduced new targets related to carbon, which are published on GSK.com. With our new net zero targets, we have joined the Race to Zero: a global UN campaign, which aims to build momentum around the shift to a decarbonised economy ahead of the next climate summit, COP 26.

GSK.com: Our new environmental approach, Supplier awards

Carbon emissions4 plus intensity ratios (as per regulations)5

‘000 tonnes CO2e	2020	2019	2018
Scope 1 emissions	773	795	825
Scope 2 emissions	228	522	535
Scope 3 emissions	Available in	14,260	16,335
	2021 report
UK Scope 1 & 2 emissions	142	195	203
Energy used	2020	2019	2018
Scope 1 and 2 emissions/ sales revenue (tonnes CO2e/£m)	29.4	39.0	44.2
Scope 1 and 2 emissions/ FTE (tonnes CO2e/FTE)[4]	10.6	13.3	14.3
Scope 3 emissions/£bn revenue (million tonnes CO2e/£bn revenue)	Available in 2021 report	0.6	0.53
Total energy used (GWh)	3,884	4,079	4,187
UK energy used (GWh)	940	975	1,081

1	Our Scope 1 and 2 SBTI-accredited target aims for a 34% by 2025 from a 2017 baseline, and our Scope 3 target commits us to reducing absolute Scope 3 emissions 16% by 2030 from a 2017 baseline.

2	2020 figures are expected to be available later in 2021.

3	For one year’s treatment, use of propellant-based inhalers results in a carbon footprint of 228kg CO2e compared with 9.6kg CO2e from using Ellipta dry powder inhalers.

4

Carbon emissions are calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition). GSK uses market-based Scope 2 emissions for reporting purposes and reports Scope 3 emissions across all 15 categories. See our ESG performance summary.

5

GSK asks DNV to provide limited assurance to ISAE 3000 for energy, Scope 1, 2 and selected Scope 3 carbon emissions, water, waste and wastewater data. Methodologies for reporting and measurements are provided in our ESG Performance Summary, on the KPI definitions pages.

GSK Annual Report 2020    41

Trust continued

Water

We aim to reduce our total water use at each high-risk site by 30% by 2030 (set against a 2016 baseline). We now have seven high-risk water sites following network changes, which saw our last high-risk water vaccine sites and the Consumer Healthcare Horlicks sites leave the network. As a result, large volumes of water used in water stress areas have been removed from our operations. The seven remaining high-risk water sites are on track to achieve our reduction target.

Water challenges are not simply about volumetric reduction. Good water stewardship means reducing the amount of water we use, improving water quality through minimising discharges and working with community stakeholders to address local water challenges.

In 2020, 85% of our sites were compliant with our water stewardship standard, meeting our 2020 target of 80% , and continue to work towards reaching 100% by 2025.

In 2020, we introduced new targets related to water, which are published on GSK.com and having joined the UN CEO Water Mandate, in 2020 we also joined the UN Water Resilience Coalition.

GSK.com: Our new environmental approach

Waste

By the end of 2020, all of our sites had stopped sending hazardous and non-hazardous waste to landfill.1 Company-wide validation of this 10-year ambition will be completed during the first half of 2021. This achievement excludes waste, such as asbestos, that must be sent to landfill.

We also have a commitment to ensure all waste is repurposed for beneficial use by 2030. At our site in Parma, Italy, for example, we have implemented initiatives to increase the amount of solid waste sent to incineration with energy recovery, and to concentrate a hazardous waste stream preventing the incineration of around 2,900 tonnes of contaminated water. These programmes have increased the amount of waste repurposed for beneficial use at the site to 59% in 2020 (up from 18% in 2019) and reduced overall waste by 34%.

See GSK.com for our new waste reduction and circularity targets.

GSK.com: Our new environmental approach

Responsible sourcing

In 2020, we carried out a risk assessment, which helped us to identify the 15 highest-risk materials in our supply chain. As a result of this assessment, we are developing responsible sourcing plans for each of these high-risk materials.

We are committed to moving towards deforestation-free sourcing for all key commodities purchased directly by GSK, or indirectly on our behalf, by 2030. In early 2021 we expanded the scope of our deforestation-free sourcing policy to cover soy, cattle-derived products and rubber, as well as palm oil and paper packaging.

We made our first submission to CDP Forests, covering the sourcing of palm oil and paper packaging. For our paper packaging, the majority (80%) of our carton supply chains are Forest Stewardship Council or Programme for the Endorsement of Forest Certification (PEFC) certified.

In 2020, we joined the Action on Sustainable Derivatives, which enabled us to trace 74% of palm oil by volume back to mill level.

Around 100 of the materials we use to manufacture our products are derived from bio-based sources. Of these, very few are animal-derived. Our ambition is to move to non-animal derived and/or sustainable alternatives for these materials, but this will take time to ensure the efficacy and safety of our products are not compromised.

See GSK.com for our new responsible sourcing and biodiversity targets.

GSK.com: Our new environmental approach

Plastic

We have set a target for our consumer healthcare business to eliminate all problematic and unnecessary plastics, reduce our plastic footprint by 8,000 tonnes and ensure all of our packaging is recyclable where quality and safety permits, by 2025.

Our consumer healthcare business developed a Design for Sustainability tool, which will enable us to design new products in a sustainable way, minimising plastic use. For example, through this tool, we have launched our first sustainable plastic-free toothbrush in Germany.

We have also continued efforts to reduce our single use plastic footprint. We have removed 17 million single use plastic items – equivalent to 185 tonnes of plastic – since our reduction programme began at the end of 2019.

See GSK.com for our new target relating to pharmaceuticals in the environment.

GSK.com: Our new environmental approach

Pharmaceuticals in the environment

We are committed to ensuring that active pharmaceutical ingredients (APIs) do not adversely affect people or the environment. We are a key partner in a new project with the Innovative Medicines Initiative (IMI), focused on the Prioritisation and Risk Evaluation of Medicines in the EnviRonment (PREMIER). This multi-stakeholder project will make environmental data on APIs more accessible to stakeholders.

We are committed to ensuring that any API emissions from manufacturing, including those that might contribute to anti-microbial resistance (AMR), are kept below levels that negatively impact human health or the environment. We carry out environmental testing on all our pharmaceuticals and use this data in risk assessments to evaluate potential for harm. We use this data to set safe discharge targets for our manufacturing supply chain. For more on reducing AMR risk, see page 35.

See GSK.com for our new target relating to pharmaceuticals in the environment.

GSK.com: Our new environmental approach

[1]	See KPI definitions in our ESG Performance Summary for exceptions.

42    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Risk management

GSK has a well-embedded risk management framework, which is reviewed continually. Board committees provide oversight of the framework, assisted by the Risk Oversight and Compliance Council.

Our risk management framework enables GSK’s Board to identify, evaluate and manage principal risks in line with our long-term priorities. It sets out an effective hierarchy of risk management and compliance boards within each of our businesses which promotes the ‘tone from the top’, establishes our risk culture and oversees the effective cascade and escalation of information about internal controls. Each principal risk is overseen by a CET risk owner to ensure proportionate controls are in place, with clear plans assigned to address any gaps. Businesses and risk owners provide reporting of risk and mitigation to the Risk Oversight and Compliance Council and Board committees.

GSK considers both current and emerging risks as part of its risk management framework, with emerging risks defined as those on the three-year horizon. We may not yet have adequate information about the impact or likelihood of such emerging risks, thus may undertake further investigation before including them in our list of principal risks. Emerging risk assessments are performed as part of the remit of our risk management and compliance boards at all levels of the organisation.

Our CET conducts a formal annual risk review to consider current and emerging risks and whether they are significant and should be included in our principal risks list. This review is supported by extensive analysis of external trends and insights, senior level interviews and recommendations from risk management and compliance boards.

The risk management framework complements our values, expectations and Speak Up processes in ensuring that the risks associated with our business activities are actively and effectively identified and mitigated. It also provides reasonable assurance against material misstatement or loss. We conduct an annual confirmation exercise across our businesses to validate that key risks are well managed or actions are in place to address gaps, which reinforces the accountability of our leaders.

In 2020, Board oversight was extended beyond the Audit & Risk Committee to include more involvement from the Corporate Responsibility Committee and Science Committee. These committees considered GSK’s risks and the strategies used to address them. In doing so they drew on annual business unit risk and assurance update reports, strategy papers for our most significant risks, and the CET’s annual risk review.

Viability statement, see page 48

ARC Report, see page 97

Principal risks and uncertainties, see page 261

Internal Control Framework, see page 99

During the year, we further developed our risk management framework, moving from annual to quarterly upwards reporting of our principal risks, emerging risks and external insights. This has enabled the Risk Oversight and Compliance Council to oversee risk in a more dynamic way. We also made reporting more data driven, with key risk indicators enabling more agile risk management strategies. In addition, risks and mitigations relating to COVID-19 were incorporated within our most significant risks, to further complement the pandemic risks identified and managed by the CET.

In 2020 three new risks were escalated to standalone principal risks – Environmental sustainability, Non-promotional engagement and Transformation. Third-party oversight ceased to be a principal risk as its implementation had matured and the residual risk is more effectively managed within the business or the relevant principal risk. The CET agreed to maintain the current principal risks for 2021.

We list the current principal risks on the following pages – they are not in order of significance. For full risk definitions and mitigating activities please see pages 261 to 275.

Risks associated with the proposed separation of GSK’s Consumer Healthcare business

Separation of our Consumer Healthcare business is dependent on a number of factors that are outside GSK’s control, including any required shareholder and regulatory approvals, favourable conditions in public equity markets and public or private debt markets and changes in applicable law and regulation. Therefore, there can be no certainty that separation will be completed as proposed (or at all).

In addition, if separation is completed, there can be no assurance that either GSK or Consumer Healthcare will realise the expected benefits of separation or that separation will not adversely affect GSK or Consumer Healthcare or the value or liquidity of their respective shares.

Risks associated with COVID-19

The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed with mitigation plans put in place. Up to the date of this report, the pandemic has, as anticipated, impacted the Group performance during the year primarily in demand for Vaccines as a result of ongoing containment measures impacting customers’ ability and willingness to access vaccination services across all regions. We anticipate that governments’ prioritisation of COVID-19 vaccination programmes will continue to impact our Vaccines business. We continue to monitor the situation closely, as this continues to be a dynamic and uncertain situation, with the ultimate severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity and our employees. The situation could change at any time and there can be no assurance that the COVID-19 pandemic will not have a material adverse impact on the future results of the Group.

GSK Annual Report 2020    43

Risk management continued

Risk	Assessment and mitigation activities

Patient safety	The macro risk level is unchanged and remains challenging as politicisation of drug and vaccine safety and efficacy in the context of COVID-19 could provoke distrust and alter public reporting. Restrictive privacy regulations, that impact how we manage safety data, create further complications.

GSK’s exposure is also unchanged. While operational risk has stabilised through embedding of pharmacovigilance organisational efficiencies, this is offset by challenges accompanying fast-paced development of medicines and vaccines for COVID-19. To mitigate these and other risks, we apply our well-established safety governance and risk management framework to ensure we are safeguarding patients throughout the lifecycle of all GSK products.

Product quality	The macro risk remains the same despite concerns of potential drug shortages associated with COVID-19, the ongoing evaluation of products for the presence of nitrosamines and the increased focus on data integrity requirements.

GSK’s exposure remains unchanged with quality oversight processes in place to monitor and maintain a strong compliance profile throughout the pandemic. Governance and control strategies have been developed and deployed for the timely completion of our nitrosamine assessments. We have continued to invest in technology and digital platforms to further strengthen our controls around good data management practices.

Financial controls and reporting	The macro risk level has increased, with the external environment remaining challenging due to political uncertainty and increasing societal expectations of the role of the auditor. There are increased fraud attempts and challenging financial markets, informed mainly by the COVID-19 pandemic and evolving political responses.

GSK’s risk exposure has remained stable due to the resilience and focus of personnel. We continue to implement transformational programmes, leverage technology, centralise processes, strengthen controls and maintain effective tax and treasury strategies.

Anti-bribery and corruption (ABAC)	The macro risk level for bribery and corruption increased as we continued to see legal frameworks similar to those in the UK and US develop elsewhere; more rigorous standards aided by improved technology; increased enforcement with focus on third-party intermediaries; and the impact of COVID-19 on businesses.

GSK’s ABAC risk exposure has maintained as we continue to improve our ABAC programme to ensure appropriate controls, training, capability building, awareness raising, strong monitoring and use of data analytics. We continue to understand and assess our risk exposure to money laundering and wider corruption to mitigate any existing risk.

Commercial practices and pricing	COVID-19 has increased the macro-level risk on the industry go-to-market model, boosting the importance of different channel activities (e.g. internet based) for consumers, promoting, connecting and commercialising. There is also an increased risk of downward price pressure due to international reference pricing, aggressive healthcare budget controls and tighter reimbursement.

GSK’s risk exposure level remains stable due to our mature and robust control environment. We continue to evolve our commercial practices. We have invested in new technologies that support virtual customer engagement. We maintain proportionate controls, training and monitoring for employees that engage with healthcare organisations and professionals. In Consumer Healthcare, improvements in our digital sales and marketing control framework are mitigating emerging risks.

Non-promotional engagement	The macro environment for non-promotional activities and scientific engagement with HCPs and patients is stable. This is despite being impacted by the complexity and dynamic nature of disease areas and treatments, the increasing diversity of engagement platforms, and a significant increase in virtual engagements since the pandemic.

GSK’s exposure has not increased. We further modernised and adapted our practices and applied our internal principles and policies, designed to mitigate risk, to this rapidly evolving environment. We evolved employee training so that our people understand the risk associated with non-promotional activities and conduct them in compliance with GSK’s values and policies, local laws and regulations.

44    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Risk management continued

Risk	Assessment and mitigation activities

Privacy	The macro risk continues to increase, with priority GSK markets such as the US, China and India instituting new – or enforcing existing – privacy laws, and court rulings invalidating privacy mechanisms that international companies had relied on, including the EU-US Privacy Shield. COVID-19 has further highlighted the fragmented nature of the regulatory environment.

GSK’s exposure remains unchanged, due to our continued efforts to embed our privacy framework in our markets, the evolution of risk mitigation in the business, and the advancing of our privacy strategy from a centrally-driven, mitigation approach to one where the business proactively embeds privacy by design standards.

Research practices	The macro risk level has increased due to COVID-19. The pandemic has created continuity challenges for R&D, particularly human subject research, where disruption to global clinical trial programmes has introduced additional risks.

GSK’s exposure remains unchanged. We are offsetting external impacts of the pandemic by risk mitigation actions to embed and monitor additional business continuity measures and controls. Ongoing and planned work to further enhance and monitor our culture of quality is continuing.

Environment, health and safety (EHS)	The macro risk level has increased. Although regulators and stakeholders’ expectations are broadly the same, new regulations to control the spread of COVID-19 in the workplace have added significant complexity to how we comply with existing EHS regulations.

GSK’s risk exposure has increased, due both to our adjustment of work practices to enable COVID-19 control measures and because of our transition to a period of significant organisational change. Both factors require us to refocus on applying EHS fundamentals.

Environmental sustainability	The macro risk level increased as investors, regulators and other stakeholders increasingly expect companies to understand and reduce the environmental impacts across their value chain and mitigate the impacts climate change could have on their operations and supply chains.

GSK’s risk exposure is unchanged. We set ambitious new environmental sustainability targets in 2020 and have implemented detailed water resilience assessments, increased our Task Force on Climate-related Financial Disclosures (TCFD) analysis and continued to monitor trends in physical, reputational and regulatory risks from climate change impacts.

Information security	The macro risk level continues to rise, as large multinationals increase their digital footprints and threats from hackers become ever more sophisticated. During the year COVID-19 also added to a measurable increase in threats targeting the healthcare industry.

GSK’s risk exposure has increased. GSK’s cybersecurity programme continues a rapid improvement of controls to increase cyber threat intelligence capabilities and protect critical information and systems including operational technology and networks. While GSK continues to strengthen cybersecurity and information protection capabilities, the targeting of pharmaceutical and vaccine intellectual property leveraging cybersecurity, as well as third party service availability as a means of disruption, has intensified.

Supply continuity	The macro risk level remains high due to the ongoing impact of the COVID-19 pandemic on product supply. The potential for increasing protectionism between countries and Brexit uncertainties also continues.

GSK’s risk exposure has increased. There is an elevated risk of supply issues of bioscience materials such as glass vials and filters. This is an industry-wide concern arising from the rapid ramp up of COVID-19 vaccines and therapeutics driving increased demand for components.

Transformation	The macro risk level is increasing due to COVID-19 having introduced uncertainty into the external global environment and necessitating temporary measures in certain countries to protect employment.

GSK’s risk exposure level remains unchanged. Our transformation and separation projects have progressed as planned throughout 2020, with workforce engagement being a priority.

GSK Annual Report 2020    45

Risk management continued

Climate-related financial disclosure

Here we provide an update to GSK’s voluntary disclosure in accordance with the recommendations of the Taskforce for Climate-related Financial Disclosure (TCFD), an initiative of the Financial Stability Board, which promotes the disclosure of climate change risk.

In November 2020 we committed to ambitious new environmental sustainability goals for both climate and nature. We aim to have a net zero climate impact and a net positive impact on nature by 2030. These goals build on our long-term ambition, since 2010, to reduce our impact on the environment (see page 41).

Governance

The Board has overall accountability for the management of GSK’s principal risks, which includes Environmental sustainability, with support from the CET. The Board’s Corporate Responsibility Committee (CRC) oversees GSK’s Environmental sustainability principal risk, and progress against our environmental targets. The CRC is supported in its work by members of the CET including the CEO, President of Global Affairs and President Pharmaceuticals Supply Chain who attend the Committee’s meetings.

During the year, the CRC reviewed and approved recommendations for the company’s new sustainability goals. The CRC reviewed the contribution of both the biopharma and consumer part of the business to these goals. The CRC discussed the impact of climate change and nature loss on human health, recognising that these new goals are consistent with the company purpose and strategy.

Regis Simard, President, Pharmaceuticals Supply Chain and member of the CET has management responsibility for environmental sustainability. He is responsible for governance and risk oversight and ensures there is an effective framework in place and in use to manage the risks across each of our businesses as well as delivering on the commitments made.

Strategy

Trust is one of our three long-term priorities and reducing our environmental impact is an important part of the Trust priority.

To gain a better understanding of how climate change might impact our business, we built on the data reported in 2019 by undertaking further scenario analyses to consider the long-term risks from climate change for four additional products from across our Vaccines, Pharmaceuticals and Consumer Healthcare businesses. This means, taken in combination with the work completed in 2019, we have developed climate scenario analyses for supply chains that cover approximately 40% of our revenue stream.

Risks from extreme weather events – flooding, wildfires, storms that may impact our supply chains and manufacturing operations on a short-term basis (one to three years) are reviewed annually and addressed in our Business Continuity Plans. The scenario analyses continue to inform our focus to consider and address potential longer-term impacts (over seven years) from climate change.

The two scenarios considered were:

–	business-as-usual: we assumed little to no mitigation leading to 3-5°C of warming by 2100;

–	low-carbon: we assumed that the global temperature increase by 2100 is limited to well below 2°C by rapid changes in legislation and technology.

The scenarios were based on internationally recognised data sets1 and consider the potential physical risks of a changing climate such as flooding and water stress, as well as the risks associated with a transition to a low-carbon economy such as international climate policy and the impacts of carbon pricing. The analysis evaluated the implications for GSK’s manufacturing facilities, suppliers, and raw materials providers as well as the impacts of patient and consumer use for each product. The assessment did not consider any actions that GSK might take to mitigate or adapt to the findings.

The analysis of both physical and transition risks showed that in both scenarios there is likely to be some financial risks which would need to be managed, but none that would materially impact our business model. The key impacts for both scenarios were:

–	Flood-related disruptions at our own manufacturing sites and in our supply chain;

–	Water stress leading to increased expenditure and disruption at both our own manufacturing sites and in our supply chain;

–	Higher temperatures affecting the quality and availability of some raw materials; and

–	Increased costs of fossil fuels and the impact of carbon pricing on energy emissions.

These findings build on our initial assessment and we are using them to develop an approach to performing climate risk scenario analysis as well as action plans to help mitigate these longer-term risks and embed sustainability into strategy.

To support more environmentally sustainable decisions, internal carbon pricing for capital investments is being piloted using a shadow price of $100 per tonne reflecting current best practice to evaluate impact and the governance required with a view to implementation across the Group in 2021 with an aim to ensure that the organisation’s assets become more carbon efficient over time.

1

Scenarios are based on IPPC Representative Concentration Pathways 2.6, 4.5 and 8.5, the IEA World Energy Outlook 2018 New Policy Scenario, Current Policy Scenario and Sustainable Development Scenario; and data sets from WWF and WRI for water stress and flood risk modelling

46    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Risk management continued

Risk management

Environmental sustainability, which includes climate change risks, became a standalone principal risk to the business for 2020. A specific and dedicated environmental sustainability enterprise risk plan has been put in place (for more details see Risk management on page 43). The risk plan covers expectations that GSK is addressing its impact on the environment, and that the environment has increasing impacts on operational resilience such as access to energy, water and the natural resources used in products, along with any anticipated cost increases from regulatory changes or environmental taxes.

An internal control framework has been established for environmental sustainability, including the appointment of dedicated senior leaders for environmental sustainability to ensure that governance processes are in place and effective.

Our performance in reducing carbon emissions, energy, water and waste will continue to be delivered and managed by our mature programmes and will be enhanced by including eco-design considerations into products and packaging.

Metrics and targets

Our new target is to have a net zero impact on climate by 2030, and a net positive impact on nature by 2030. We aim to deliver these goals by taking action on priority impact areas and working with key external partners including our suppliers and customers. The full set of targets that contribute to these goals are available on GSK.com.

We have been accredited by the Science Based Targets Initiative for a set of Scope 1, 2 and 3 targets in line with the decarbonisation required to keep global temperature increases to 1.5°C. We have joined the ‘race to zero’ to demonstrate our commitment to the transition to a low carbon economy ahead of COP26 to be held in the UK in 2021. We have joined RE100, which aligns with our commitment to source 100% of the electricity we use from renewable resources by 2025. We have joined EV100, which aligns with our commitment to decarbonise our fleet of sales vehicles.

We are also committed to moving towards deforestation-free sourcing for all key commodities and are working with partners such as the Roundtable for Sustainable Palm Oil and the Rainforest Alliance.

We have established a transformation office that will review, assess and monitor progress towards our new goals and commitments including key performance indicators such as scope 1, 2 and 3 carbon emissions, the percentage of renewable electricity across our operations and the proportion of our sales force vehicles that are electric vehicles.

More detail on the progress we are making towards achieving our targets can be found in the Environment section on page 41, and in our public response to the CDP Climate and Water questionnaires.

Next steps

We are committed to continuing to embed climate risk assessments and mitigation activities into our business. In 2021, we plan to review and aggregate our analysis to identify any hotspots and opportunities to continue reducing our value chain carbon emissions. We will bring further transparency of the impact scenarios and financial assessments in future Annual Reports.

GSK Annual Report 2020    47

Risk management continued

Viability statement

In accordance with provision 31 of the 2018 revision of the Code, GSK has assessed the prospects of the Company over a longer period than the 12 months required by the ‘Going Concern’ provision. The Directors confirm that they have a reasonable expectation that GSK will continue to operate and meet its liabilities, as they fall due, over the next three years. The Directors’ assessment has been made with reference to GSK’s current position and prospects, our strategy, the Board’s risk appetite and GSK’s principal risks and how these are managed, as detailed on pages 43 to 45 in the Strategic report.

The Board reviews our internal controls and risk management policies and approves our governance structure and code of conduct. It also appraises and approves major financing, investment and licensing decisions, and evaluates and monitors the performance and prospects of GSK as a whole. The focus is largely on improving our long-term financial performance through delivery of our company and three business strategies and aligned Innovation, Performance and Trust priorities.

The Board reviews GSK’s strategy and makes significant capital investment decisions over a long-term time horizon, based on a multi-year assessment of return on capital, the performance of the company and three business units, and the market opportunity in the pharmaceutical, vaccines and consumer sectors. This approach is aligned to GSK’s model of achieving balanced growth by investing in high quality, innovative products for patients, consumers and healthcare providers. However, since many internal and external parameters become increasingly unpredictable over longer time horizons, GSK focuses its detailed, bottom-up Plan on a three-year cycle.

The Plan is reviewed at least annually by the Directors, who approve business forecasts showing expected financial impact. The Directors believe that a three-year assessment period for the Viability statement is most appropriate as it aligns with the company’s well established business planning processes that balance the long-term nature of investments in the pharmaceutical, vaccines and consumer sectors with an assessment of the period over which analysis of near-term business performance is realistically visible.

The Plan has been stress tested in a series of robust operational and principal risk downside scenarios as part of the Board’s review on risk. These include potential risks associated with the ongoing coronavirus pandemic, which have been considered within both the Plan and stress test downside scenarios. The Plan assumes healthcare systems and consumer trends will approach normality in the second half of 2021. For our vaccines business, the Plan assumes further disruption during the first half of 2021, given governments’ prioritisation of coronavirus vaccination programmes and the resurgence in late 2020 of the pandemic. This is expected to impact adult and adolescent immunisations, including Shingrix, notably in the US. A strong recovery and contribution to growth from Shingrix is assumed in the second half of 2021. This has been stress tested with potential risks, principally from delays in business recovery.

The downside scenarios consider GSK’s cash flows, sustainability of dividends, funding strategy, insurance provision and recovery as well as other key financial ratios over the period. These metrics have been subject to sensitivity analysis, which involves flexing a number of the main assumptions underlying the forecasts both individually and in combination, along with mitigating actions that could realistically be taken to avoid or reduce the impact or occurrence of the underlying risk.

The following hypothetical downside scenarios have been evaluated:

Scenario 1: Business performance risks. These include key performance risks, including lower sales from new products; greater adverse impact from generic competition and other competitive launches to other GSK products; as well as possible supply and manufacturing challenges.

Scenario 2: External and macroeconomic risks. This scenario reflects incremental risks to the business driven by outside factors, such as more intense competition, increased pricing pressure in both the US and Europe as well as the potential impact of material negative changes in the macro-economic and healthcare environment.

Scenario 3: Principal risks. This scenario includes a severe assessment of the potential loss impact from the principal risks related to patient safety, product quality, supply chain continuity and environmental sustainability as well as anti-bribery and corruption and any consequent regulatory actions or fines, all of which could fundamentally threaten our operations. This would include any potential severe impact of coronavirus if this were to materialise from supply chain disruptions. These risks are managed through mitigating activities described on pages 261 to 275.

Scenario 4: Put option exercise. This scenario evaluates the additional funding requirements assuming the earliest potential exercise of the outstanding put option held by our partner in the HIV business.

The future separation of the Consumer Healthcare Joint Venture with Pfizer, if approved by the Board, is likely to occur within the period covered by the viability assessment. We have considered this scenario and have concluded that there is no material impact to viability for the Group or resultant separate companies over the three-year period of this assessment.

The three-year review also makes certain assumptions about the normal level of capital recycling likely to occur and considers whether additional financing facilities will be required and the respective level of funding flexibility and headroom.

The results of this stress testing show that certain combinations of these hypothetical scenarios could increase funding demands on GSK and require mitigating changes to the Group’s funding strategy. However, in light of the liquidity available to the Group and based on this analysis, the Directors have a reasonable expectation that, even under these most severe stress tests, the company will be able to continue in operation and meet its liabilities as they fall due over the three-year period of assessment.

48    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Risk management continued

Impact of Brexit

The UK left the EU on 31 January 2020 and the Brexit transition period ended on 31 December 2020 with a Trade and Cooperation Agreement (TCA) in place between the UK and EU. Our overriding priority in preparing for the UK’s exit from the EU has been to maintain continuity of supply of our medicines, vaccines and consumer healthcare products to people in the UK and EU. Our post-Brexit operating model has been implemented, and we continue to work closely with Governments in both the UK and EU, as well as our third parties, on the effective implementation of the TCA and to ensure that the life sciences sector continues to thrive and deliver innovation for patients in both the UK and EU.

GSK welcomes the Medicinal Products Annex in the TCA and in particular the inclusion of mutual recognition on Good Manufacturing Practice (GMP) inspections. However, due to the lack of agreed mutual recognition on batch testing, as part of our new model, we conduct retesting and certification of our medicines and consumer products in Europe, where required, and are preparing to meet the phased-in requirements on retesting and certification in the UK. We have completed relevant marketing authorisation transfers, updated packaging and secured additional warehousing for our products. We continue to support our employees in obtaining settled status or equivalent in both the UK and Europe. We are complying with new tax and customs requirements introduced at the new borders and under the trade terms in place between the UK, EU and Northern Ireland.

Our expenditure to date on Brexit preparations has been in line with projections and is mainly attributed to setting up retesting of our medicines and consumer products in the EU. We continue to anticipate subsequent and ongoing costs arising from Brexit could be up to approximately £50 million per year. Ongoing costs are due to the impact of customs duties, increased logistics costs to traverse the new borders and the cost of duplicate testing and release of our products. As we continue to understand the technical implications of the TCA, its implementation and corresponding guidance, the assumptions underlying these forecasts could change, with consequent adjustments up or down.

Non-financial information statement

The following aligns to the non-financial reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006.

Description of the business model
How we create value	01

Social matters
Global health	34
Health security	34
Affordability and availability	35

Employees
Employee engagement	36
Diversity	36
Wellbeing and development	38
Gender pay gap	38
Living our values and expectations	39
Board diversity	37

Human rights
Human rights	40
Data and engagement	40
Third parties	40

Anti-corruption and bribery
Living our values and expectations	39
Reporting and investigating concerns	39
Anti-bribery and corruption	39

Environmental matters
Carbon, water and waste	41

Policy, due diligence and outcomes
Summary of our principal risks	44
Principal risks and uncertainties	261
Viability statement	48
Audit & Risk Committee report	97

Non-financial key performance indicators
Key performance indicators	11

Our policies
All of our public policies, codes and standards are available on GSK.com

GSK Annual Report 2020    49

Group

financial

review

In this section

Reporting framework	51

Our approach to tax	54

Financial performance	55

Adjusting items	64

Cash generation and conversion	68

Financial position and resources	69

Treasury policies	74

Critical accounting policies	75

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review

Reporting framework

Total and Adjusted results

The Group financial review discusses the operating and financial performance of the Group, its cash flows and financial position and our resources. The results for each year are compared primarily with the results of the preceding year.

Total results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 53.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s Annual Reports, including the financial statements and notes, in their entirety.

Adjusted results

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

–	amortisation of intangible assets (excluding computer software and capitalised development costs)

–	impairment of intangible assets (excluding computer software) and goodwill

–	Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board-approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million) including integration costs following material acquisitions

–	transaction-related accounting or other adjustments related to significant acquisitions

–	proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

–	separation costs to prepare for the separation of GSK into two companies

–	the impact of the enactment of the US Tax Cuts and Jobs Act in 2017.

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items), they should not be regarded as a complete picture of the Group’s financial performance, which is presented in its Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK is undertaking a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

The Group has also initiated a two-year Separation Preparation programme to prepare GSK for separation into two new leading companies in biopharma and consumer healthcare.

From time to time, the Group divests non-core investments, products and businesses and records the profit or loss on disposal as an Adjusting item. The most notable divestment in the year was the disposal of Horlicks and other Consumer Healthcare brands.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and are materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items for 2019 and 2020 are set out on page 64 and for the five years to 2020 are set out on pages 252 to 254.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

GSK Annual Report 2020    51

Group financial review continued

Reporting framework continued

Historical record of Adjusting items

The reconciliations between Total and Adjusted operating profit over the last five years can be summarised as follows:

	2020 £m	2019 £m	2018 £m	2017 £m	2016 £m

Total operating profit	7,783	6,961	5,483	4,087	2,598

Intangible asset amortisation	775	777	580	591	588

Intangible asset impairment	263	83	116	688	20

Major restructuring	1,532	1,105	809	1,056	970

Transaction-related items	1,308	345	1,977	1,599	3,919

Divestments, significant legal and other items	(2,823)	(299)	(220)	(119)	(424)

Separation costs	68	–	–	–	–

US tax reform	–	–	–	666	–

Adjusted operating profit	8,906	8,972	8,745	8,568	7,671

The analysis of the impact of transaction-related items on operating profit for each of the last five years is as follows:

	2020 £m	2019 £m	2018 £m	2017 £m	2016 £m

Novartis Consumer Healthcare Joint Venture put option	–	–	658	986	1,133

Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	1,114	31	1,188	556	2,162

ViiV Healthcare put options and Pfizer preferential dividends	(52)	(234)	(58)	(126)	577

Contingent consideration on former Novartis Vaccines business	172	76	58	101	69

Release of fair value uplift on acquired Pfizer inventory	91	366	–	–	–

Other adjustments	(17)	106	131	82	(22)

Transaction-related items	1,308	345	1,977	1,599	3,919

Full reconciliations between Total and Adjusted results for 2016–2020 are set out on pages 252 to 254. Further explanations on the Adjusting items for 2020 are reported on page 64.

Non-controlling interests in ViiV Healthcare

Trading profit allocations

Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2020. Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income/(expense).

Acquisition-related arrangements

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare.

ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period, and at 31 December 2020, the liability, which is discounted at 8.5%, stood at £5,359 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2020 were £858 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

52    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Reporting framework continued

The cash payments are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi were as follows:

	2020 £m	2019 £m
Contingent consideration at beginning of the year	5,103	5,937
Remeasurement through income statement	1,114	31
Cash payments: operating cash flows	(751)	(767)
Cash payments: investing activities	(107)	(98)

Contingent consideration at end of the year	5,359	5,103

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2020, £745 million (31 December 2019 – £730 million) is expected to be paid within one year.

Exit rights

Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put option and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	2020 £m	2019 £m
Pfizer put option	960	1,011

Pfizer preferential dividend	1	4

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six-month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet.

However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six-month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six-month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Free cash flow

Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 68.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth

The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates at CER for 2020 are calculated comparing reported results for 2020, calculated applying the exchange rates used in the comparative period, with the results for 2019, adjusted to include the equivalent seven months of results to 31 July 2019 of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

Return on capital employed

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

Net debt

Please see Note 29 ‘Net Debt’ for the calculation of net debt.

GSK Annual Report 2020    53

Group financial review continued

Our approach to tax

We understand our responsibility to pay an appropriate amount of tax, and fully support efforts to ensure that companies are appropriately transparent about how their tax affairs are managed. Tax is an important element of the economic contribution we bring to the countries in which we operate. We do not engage in artificial tax arrangements – those without business or commercial substance. We do not seek to avoid tax by the use of ‘tax havens’ or transactions we would not fully disclose to a tax authority. We have a zero tolerance approach to tax evasion and the facilitation of tax evasion.

We have a substantial business and employment presence in many countries around the globe and we pay a significant amount of tax, including corporation and other business taxes, as well as tax associated with our employees. At the same time, we have a responsibility to our shareholders to be financially efficient and deliver a sustainable tax rate. As part of this approach we look to align our investment strategies to those countries where we already have substantial economic activity, and where government policies promote regimes which are attractive to business investment and R&D activity and are transparent in their intent and available to all relevant tax payers. Examples include the UK Patent Box and Research and Development Expenditure Credit.

Tax risk in all countries in which we operate is managed through robust internal policies, processes, training and compliance programmes. Our Board of Directors and the Audit & Risk Committee are responsible for approving our tax policies and risk management arrangements as part of our wider internal control framework. We seek to develop cooperative relationships with tax authorities, based on mutual respect, transparency and trust. Where appropriate, we also provide constructive business input on tax policy matters, advocating for reform that supports economic growth, job creation and the needs of our patients.

In 2020, the Group corporate tax charge was £580 million (2019 – £953 million) on profits before tax of £6,968 million (2019 – £6,221 million) representing an effective tax rate of 8.3% (2019 – 15.3%). We made cash tax payments of £1,655 million in the year (2019 – £1,512 million). In addition to the taxes we pay on our profits, we pay duties, levies, transactional and employment taxes.

Our Adjusted tax rate for 2020 was 16.0% (2019 – 16.0%). The rate has benefitted from the cancellation by the UK Government of a reduction in the UK corporation tax rate from 19% to 17% resulting in an increase in the value of balance sheet tax assets. Subject to any material changes in our product mix, or other material changes in tax regulations or laws in the countries in which we operate, the Group’s average effective Adjusted tax rate in the medium term is expected to be around 19%.

The Group’s Total tax rate for 2020 of 8.3% (2019 – 15.3%) was lower than the Adjusted tax rate mainly due to the tax effect of the disposal of Horlicks and other Consumer Healthcare brands to Unilever and the subsequent disposal of shares received in Hindustan Unilever.

In 2020, an ongoing public focus on the tax affairs of multinational companies has included a major project of the Organisation for Economic Cooperation and Development (OECD) on ‘Addressing the Tax Challenges of the Digitalisation of the Economy’. GSK welcomes the OECD’s efforts to identify a long-term, sustainable and consensus-driven solution to the tax challenges resulting from digitalisation and has been active in providing relevant business input to assist in the successful delivery of the aims of the project. In order to create a long lasting, stable and certain business environment for both taxpayers and governments, a multilateral consensus-based approach, grounded in clearly defined and accepted principles, is critical and the incentive to innovate must not be diluted.

A continued focus on tax reform during 2020 was driven by the OECD’s Base Erosion and Profit Shifting (BEPS) project and EC initiatives, such as fiscal state aid investigations and the introduction of ‘Mandatory Disclosure’ rules. The outputs from the OECD BEPS project clarified the important principle that tax should be paid on profits throughout the supply chain, where the profit-making activity takes place. GSK is subject to taxation throughout its supply chain.

GSK supports the BEPS proposals, in particular the implementation of the OECD’s recommendations on ‘Country by Country Reporting’, including the exchange of this data between tax authorities. This data, validated against existing information held on taxpayers, will support their ability to ensure that multinational groups pay an appropriate amount of tax.

The UK left the EU on 31 January 2020 and the Brexit transition period ended on 31 December 2020 with a Trade and Cooperation Agreement (TCA) in place between the UK and EU. We are complying with new tax and customs requirements introduced at the new borders and under the trade terms in place between the UK and the EU. With the UK/EU TCA agreed in December 2020 and due to the complexity of its interaction with the UK continuity Free Trade Agreements, the full impact on taxes will only be fully quantifiable later in 2021. The direct tax implications are expected to be limited but the indirect tax implications may be more significant, including for example additional customs duty on those products not covered by the UK/EU TCA and other irrecoverable indirect tax costs. GSK was well prepared for the additional administrative complexity on tax arrangements for the new borders around the UK and Great Britain to ensure continuity of supply. Our wider approach to Brexit is set out on page 49.

Our Tax Strategy is set out in detail within the Public policies section of our website. Further details about our corporate tax charges for the year are set out on page 14.

54    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance

Group turnover (£bn)

Total operating profit (£bn)

Adjusted operating profit (£bn)

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS measures are defined on pages 51 and 53.

The Total results of the Group are set out below.

		2020		2019		Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Turnover	34,099	100	33,754	100	1	3
Cost of sales	(11,704)	(34.3)	(11,863)	(35.1)	(1)	–

Selling, general and administration	(11,456)	(33.6)	(11,402)	(33.8)	–	2

Research and development	(5,098)	(15.0)	(4,568)	(13.5)	12	12

Royalty income	318	0.9	351	1.1	(9)	(9)

Other operating income/(expense)	1,624	4.8	689	1.9

Operating profit	7,783	22.8	6,961	20.6	12	15

Net finance costs	(848)		(814)

Share of after-tax profits of associates and joint ventures	33		74

Profit before taxation	6,968		6,221		12	16

Taxation	(580)		(953)

Profit after taxation for the year	6,388		5,268		21	25

Profit attributable to shareholders	5,749		4,645

Earnings per share (p)	115.5		93.9		23	26

Earnings per ADS (US$)	2.98		2.40

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for 2020 and 2019 are set out on page 64.

		2020		2019		Growth
	£m	% of turnover	£m	% of turnover	£%	CER%	Pro- forma growth CER%
Turnover	34,099	100	33,754	100	1	3	(2)

Cost of sales	(10,191)	(29.9)	(10,079)	(29.9)	1	2	(3)

Selling, general and administration	(10,717)	(31.4)	(10,715)	(31.7)	–	2	(3)

Research and development	(4,603)	(13.5)	(4,339)	(12.9)	6	7	6

Royalty income	318	0.9	351	1.1	(9)	(9)	(9)

Adjusted operating profit	8,906	26.1	8,972	26.6	(1)	2	(3)

Adjusted profit attributable to shareholders	5,769		6,131		(6)	(3)

Adjusted earnings per share (p)	115.9		123.9		(6)	(4)

GSK Annual Report 2020    55

Group financial review continued

Financial performance continued

Group turnover

Group turnover by business

	2020 £m	2019 £m	Growth £%	Growth CER%

Pharmaceuticals	17,056	17,554	(3)	(1)

Vaccines	6,982	7,157	(2)	(1)

Consumer Healthcare	10,033	8,995	12	14

	34,071	33,706	1	3

Corporate and other unallocated turnover	28	48

	34,099	33,754	1	3

Pro-forma growth				(2)

Group turnover by geographic region

	2020 £m	2019 £m	Growth £%	Growth CER%

US	14,556	13,890	5	6

Europe	8,164	8,069	1	1

International	11,379	11,795	(4)	–

	34,099	33,754	1	3

Group turnover was £34,099 million in the year, up 1% AER, 3% CER. On a pro-forma basis, Group turnover was down 2% CER, but up 1% at CER excluding the impact of divestments in Vaccines and brands divested or under review in Consumer Healthcare.

Pharmaceuticals turnover in the year was £17,056 million, down 3% AER, 1% CER. Respiratory sales were up 22% AER, 23% CER, to £3,749 million. HIV sales were flat at AER, up 1% CER, to £4,876 million. Sales of Established Pharmaceuticals declined 16% AER, 15% CER to £7,332 million.

Vaccines turnover declined 2% AER, 1% CER to £6,982 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis vaccines, DTPa-containing vaccines, Synflorix and Bexsero, together with the divestment of Rabipur and Encepur. This decline was partly offset by higher sales of Influenza vaccines across all regions and by Shingrix growth in Europe, China and the US, together with a strong performance from Cervarix in China.

Reported Consumer Healthcare sales grew 12% AER and 14% CER to £10,033 million for the full year, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review. On a pro-forma basis, sales declined 2% CER, but grew 4% CER excluding brands divested/under review, reflecting the underlying strength of brands across the portfolio, strong growth in e-commerce, and successful execution meeting evolving consumer demand as a result of the pandemic.

Pharmaceuticals

Turnover (£bn)

Pharmaceuticals turnover

	2020 £m	2019 £m	Growth £%	Growth CER%

Respiratory	3,749	3,081	22	23

HIV	4,876	4,854	–	1

Immuno-inflammation	727	613	19	20

Oncology	372	230	62	62

Established Pharmaceuticals	7,332	8,776	(16)	(15)

	17,056	17,554	(3)	(1)

Pharmaceuticals turnover in the year was £17,056 million, down 3% AER, 1% CER. Respiratory sales were up 22% AER, 23% CER, to £3,749 million, on growth of Trelegy, Nucala and Relvar/Breo. HIV sales were flat at AER, up 1% CER, to £4,876 million, with growth in Juluca and Dovato partly offset by Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 16% AER, 15% CER to £7,332 million.

Towards the end of the first quarter, additional demand related to the COVID-19 pandemic had a positive impact on growth of HIV and Respiratory products. This effect broadly reversed in the second quarter, which saw lower levels of new patient prescriptions in the US and Europe and reduced market demand for allergy and antibiotic products in International and Europe. These effects continued to be seen in the second half of the year.

In the US, sales grew 1% AER, 2% CER. Continued growth of Nucala, Trelegy, Benlysta, Zejula and the HIV two-drug regimens was partly offset by the decline in Tivicay, Triumeq and Established Products, including the impact of generic albuterol substitutes.

In Europe, sales declined 1% AER, 1% CER, with growth from Respiratory, HIV and Oncology offset by the decline of Established Pharmaceuticals sales, impacted by generic competition and lower demand for antibiotics during the COVID-19 pandemic period. Approximately one percentage point of decline was due to the impact of a one-off UK Relenza contract in the comparator.

56    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance continued

International declined 9% AER, 5% CER, with Respiratory and Benlysta growth partly offset by lower Established Pharmaceuticals sales. This included the impact of a weaker allergy season and generic competition for Avolve in Japan, slower market growth during the COVID-19 pandemic period and government mandated changes increasing the use of generics in China.

Respiratory

Total Respiratory sales were up 22% AER, 23% CER, with strong growth in all regions. International Respiratory sales grew 24% AER, 27% CER including Nucala, up 45% AER, 46% CER and Relvar/Breo, up 6% AER, 9% CER to £ 328 million. In Europe, Respiratory sales grew to £944 million up 21% AER, 20% CER. In the US, Respiratory grew 21% AER, 23% CER including Trelegy and Nucala. US Relvar/Breo sales grew 24% AER, 25% CER, mainly due to the effect of a prior period RAR adjustment.

Sales of Nucala were £994 million in the year and grew 29% AER, 30% CER, with US sales up 32% AER, 33% CER to £598 million. Europe sales of £238 million grew 16% AER, 15% CER and International sales of £158 million grew 45% AER, 46% CER.

Trelegy sales were up 58% AER, 59% CER to £819 million driven by growth in all regions. In the US, the new asthma indication was approved and launched in Q3 2020, with sales up 47% AER, 48% CER to £561 million. In Europe, sales grew 65% AER, 65% CER and in International, where Trelegy asthma was approved in Japan in the quarter, sales grew to £90 million in the year.

Relvar/Breo sales were up 16% AER, 17% CER to £1,124 million in the year. In the US, Relvar/Breo grew 24% AER, 25% CER, mainly due to the effect of a prior period RAR adjustment. In Europe and International, Relvar/Breo continued to grow, up 14% AER, 13% CER and 6% AER, 9% CER respectively.

HIV

HIV sales were £4,876 million, flat at AER, up 1% CER in the year. The dolutegravir franchise grew 1% AER, 2% CER, delivering sales of £4,702 million. The remaining portfolio, with sales of £174 million and 4% of total HIV sales, declined 21% AER, 20% CER and reduced the overall growth of total HIV by one percentage point.

Sales of dolutegravir products were £4,702 million in the twelve months. Tivicay delivered sales of £1,527 million, down 8% AER, 7% CER and Triumeq sales were £2,306 million, down 10% AER, 9% CER. The two-drug regimens, Juluca and Dovato delivered sales of £869 million in the twelve months, with combined growth more than offsetting decline in the three-drug regimen, Triumeq.

In the US, dolutegravir sales were flat at AER, up 1% CER, and in Europe dolutegravir sales grew 7% AER, 6% CER. Following recent launches of Dovato, combined sales of the two-drug regimens were £616 million in the US and £227 million in Europe, with growth offsetting the decline in Triumeq. International dolutegravir sales declined 2% AER but grew 3% CER driven by Tivicay tender business.

Oncology

Sales of Zejula, the PARP inhibitor asset acquired from Tesaro in Q1 2019, were £339 million in the year, up 48% AER, 48% CER, driven by volume growth compared with the prior year.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £33 million.

Immuno-inflammation

Sales of Benlysta in the year were up 17% AER, 19% CER to £719 million, including sales of the sub-cutaneous formulation of £354 million up 32% AER, 33% CER.

Duvroq for patients with anaemia due to chronic kidney disease was launched in Japan in Q3 2020 and reported sales in the International region of £8 million.

Established Pharmaceuticals

Sales of Established Pharmaceuticals in the year were £7,332 million, down 16% AER, 15% CER.

Established Respiratory products declined 17% AER, 15% CER to £ 3,251 million. Advair/Seretide and Ventolin were impacted by generic substitutes in the US and Europe, and Flovent experienced price pressure in the US. In the International region, allergy sales were impacted by market contraction and a generic launch in Japan.

The remainder of the Established Pharmaceuticals portfolio declined 16% AER, 14% CER to £4,081 million on lower demand for antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing the use of generics in markets including Japan, France and China, and a strong comparator, including a European contract.

GSK Annual Report 2020    57

Group financial review continued

Financial performance continued

Vaccines

Turnover (£bn)

Vaccines turnover

	2020 £m	2019 £m	Growth £%	Growth CER%

Meningitis	1,029	1,018	1	3

Influenza	733	541	35	37

Shingles	1,989	1,810	10	11

Established Vaccines	3,231	3,788	(15)	(14)

	6,982	7,157	(2)	(1)

Vaccines turnover declined 2% AER, 1% CER to £6,982 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis vaccines, DTPa-containing vaccines, Synflorix and Bexsero, together with the divestment of Rabipur and Encepur. This decline was partly offset by higher sales of Influenza vaccines across all regions and by Shingrix growth in Europe, China and the US, together with a strong performance from Cervarix in China.

Vaccines performance across all regions was affected by lower demand due to limited visits to healthcare practitioners and points of vaccination during the pandemic and government stay-at-home directives. In areas where lockdowns were lifted, wellness visits and vaccination rates recovered, with paediatric vaccination near pre-COVID levels by the end of Q2 2020, while adolescent and adult immunisations improved at a slower pace. US back-to-school vaccinations were disrupted because schools and universities delayed or reversed in-person tuition, which elongated the back-to-school vaccination season into Q4 2020. Adult wellness visits returned to prior year levels at the end of Q3 2020 supported by seasonal flu vaccination and declined late in Q4 2020 as pandemic conditions worsened.

In the following categories declines are related to pandemic impacts unless stated otherwise.

Meningitis

Meningitis sales grew 1% AER, 3% CER to £1,029 million. Bexsero sales declined 4% AER, 2% CER to £650 million, reflecting lower demand in the US and International, partly offset by lower US returns and rebates.

Menveo sales declined 1% AER but grew 1% CER to £265 million, primarily driven by higher demand in Europe and lower US returns and rebates, partly offset by lower demand in the US and competitive pressure in International.

In the US, Bexsero and Menveo both grew market share.

Influenza

Fluarix/FluLaval sales were £733 million, up 35% AER, 37% CER, primarily reflecting robust demand across all regions resulting from strong government recommendations that prioritised flu vaccination during COVID-19 pandemic conditions, together with the reversal of a prior year returns provision in the US.

Shingles

Shingrix grew 10% AER, 11% CER to £1,989 million, primarily driven by a strong performance in Europe reflecting robust underlying demand in Germany. The launch of Shingrix in China also contributed to sales growth. In the US, a decline in demand in Q2 and Q3 2020 due to lower adult wellness visits and vaccination rates was partially offset by strong uptake in Q1 2020 and return to growth, as expected, in Q4 2020 supported by co-administration with seasonal flu vaccination programmes.

Established Vaccines

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined by 16% AER, 15% CER. Infanrix/Pediarix sales declined 14% AER, 13% CER to £629 million, reflecting lower demand in the US and unfavourable year-on-year US CDC stockpile movements, together with supply constraints and competitive pressures in Europe.

Boostrix sales were down 18% AER, 18% CER to £476 million primarily due to lower vaccination rates across all regions.

Hepatitis vaccines declined 34% AER, 33% CER to £576 million, adversely impacted in the US and Europe by lower demand and travel restrictions, together with competition returning to the market in the US.

Synflorix sales declined by 14% AER, 14% CER to £402 million, primarily due to lower demand in International and supply constraints in Emerging Markets.

Rotarix sales were flat at AER but grew 1% at CER to £559 million, reflecting improved supply in Emerging Markets and higher demand in Europe, partly offset by lower channel inventory in the US.

MMRV vaccines sales grew 13% AER, 14% CER to £261 million, largely driven by improved supply and increased market shares in Europe.

58    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance continued

Consumer Healthcare

Turnover (£bn)

Consumer Healthcare turnover

	2020 £m	2019 £m	Growth £%	Growth CER%
Oral health	2,753	2,673	3	6

Pain relief	2,219	1,781	25	27

Vitamins, minerals and supplements	1,506	611	>100	>100

Respiratory health	1,209	1,186	2	4

Digestive health and other	1,824	1,646	11	14

	9,511	7,897	20	23

Brands divested/under review	522	1,098	(52)	(51)
	10,033	8,995	12	14

	2020 £m	2019 £m	Growth £%	Growth CER%
US	3,408	2,583	32	33

Europe	2,619	2,456	7	6

International	4,006	3,956	1	7
	10,033	8,995	12	14
Pro-forma growth				(2)

On a reported basis, sales grew 12% AER and 14% CER to £10,033 million for the full year, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review.

On a pro-forma basis, sales declined 2% CER, but grew 4% CER excluding brands divested/under review, reflecting the underlying strength of brands across the portfolio and categories, strong growth in e-commerce, and successful execution meeting evolving consumer demand as a result of the pandemic.

Overall results benefited from very strong growth in Vitamins, minerals and supplements as well as continued growth in Oral health, Pain relief and Digestive health and other. Although Respiratory health sales were up 4% CER for the full year this benefited from increased consumption in the first quarter, with sales declines throughout the rest of the year which were particularly pronounced in the fourth quarter as a result of the historically weak cold and flu season.

Quarterly performance was volatile during the year as a direct result of the COVID-19 pandemic, with sales pro-forma CER excluding brands divested/under review up 14% in the first quarter given accelerated purchases, flat in the second quarter as most of this reversed, up 3% in the third quarter, and up 1% in the final quarter of the year.

Oral health

Oral health sales grew 3% AER, 6% CER to £2,753 million. Sensodyne continued to outperform with low-double digit growth, reflecting underlying brand strength, successful innovation including Sensodyne Sensitivity & Gum and strong consumer uptake in traditional retail and e-commerce channels in the US. Gum health continued to deliver double digit growth, consistent with trends throughout the year, whilst Denture care declined in low-single digits given challenging market conditions consistent with prior quarters.

Pain relief

Pain relief grew 25% AER, 27% CER to £2,219 million. On a pro-forma basis, sales grew in mid-single digits, driven by the successful Rx to OTC switch with Voltaren in the US. Panadol increased in mid-single digits with increased consumption earlier in the year offsetting brand decline in the final quarter. Advil delivered improved performance in the US in the second half of the year and ended the year up in low-single digits.

Vitamins, minerals and supplements

Vitamins, minerals and supplements more than doubled at AER and CER to £1,506 million. On a pro-forma basis, sales continued to grow in the high-teens per cent, consistent with prior quarters, due to strong performance by Centrum, Caltrate and Emergen-C. The particularly strong category growth reflected the continued consumer focus on health and wellness, consistent with previous quarters and as a result of the COVID-19 pandemic, combined with the business’s ability to successfully and quickly adapt, execute and deliver to meet consumer needs.

Respiratory health

Respiratory health sales grew 2% AER, 4% CER to £1,209 million. On a pro-forma basis, sales declined in mid-single digits, driven by a lower cold and flu season in the final quarter which more than offset the benefit from increased consumption in the first quarter due to the COVID-19 pandemic, as a result Robitussin, Contac and Theraflu all declined for the full year. Allergy and nasal product performance was more mixed with Flonase growth in low-single digits and Otrivin declining in mid-single digits.

Digestive health and other

Digestive health and other brands grew 11% AER, 14% CER to £1,824 million. On a pro-forma basis, sales declined in low-single digits with growth in Digestive health products offset by a decline in Skin health products and other non-strategic brands. Smokers’ health products were flat for the year.

GSK Annual Report 2020    59

Group financial review continued

Financial performance continued

Cost of sales

	2020 £m	2019 £m	Growth £%	Growth CER%
Total cost of sales	(11,704)	(11,863)	(1)	–
Adjusted cost of sales	(10,191)	(10,079)	1	2

Total cost of sales as a percentage of turnover was 34.3%, 0.8 percentage points lower at AER and 1.0 percentage points lower in CER terms compared with 2019. This primarily reflected lower unwinding of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer in Q3 2019.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.9%, flat at AER, but 0.1 percentage points lower at CER compared with 2019. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.3 percentage points lower at CER, compared with 2019. This reflected a more favourable product mix in Pharmaceuticals and a further contribution from restructuring savings in Pharmaceuticals and Vaccines and integration savings in Consumer Healthcare, partly offset by adverse product mix in Vaccines and continued adverse pricing pressure in Pharmaceuticals, principally in Established Respiratory.

Selling, general and administration

	2020	2019	Growth	Growth
	£m	£m	£%	CER%
Total selling, general and administration	(11,456)	(11,402)	–	2

Adjusted selling, general and administration	(10,717)	(10,715)	–	2

Total selling, general and administration (SG&A) costs as a percentage of turnover were 33.6%, 0.2 percentage points lower at AER and 0.2 percentage points lower at CER compared with 2019. This reflected lower significant legal and transaction costs offset by increased Major restructuring costs and separation costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.4%, 0.3 percentage points lower at AER than in 2019 and 0.3 percentage points lower on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 31.4%, 0.4 percentage points lower at CER, compared with 2019.

The growth in Adjusted SG&A costs, although flat at AER, grew 2% CER. On a pro-forma basis costs reduced 3% CER and reflected the benefits from restructuring including one-off benefits from restructuring of post-retirement benefits and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions, reduced variable spending across all three businesses as a result of the COVID-19 lockdowns and tight control of ongoing costs, particularly in non-promotional spending across all three businesses. This was partly offset by increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV.

Research and development

	2020	2019	Growth	Growth
	£m	£m	£%	CER%
Total research and development	(5,098)	(4,568)	12	12

Adjusted research and development	(4,603)	(4,339)	6	7

Total R&D expenditure was £5,098 million (15.0% of turnover), up 12% AER, 12% CER, including an increase in Major restructuring costs and intangible impairments. Adjusted R&D expenditure was £ 4,603 million (13.5% of turnover), 6% higher at AER, 7% higher at CER than in 2019. On a pro-forma basis, Adjusted R&D expenditure grew 6% CER compared with 2019.

Pharmaceuticals Adjusted R&D expenditure was £3,636 million, up 9% AER, 9% CER, primarily driven by the significant increase in investment in Oncology, reflecting the progression of a number of key programmes including Blenrep, feladilimab and bintrafusp alfa, as well as progression of COVID-19 treatment programmes (VIR-7831, otilimab). This was partly offset by a reduction in investment in research and several Specialty and Primary Care programmes (daprodustat, Trelegy, HIV) as well as efficiency savings from the implementation of the One Development programme for Pharmaceuticals and Vaccines as part of the Separation Preparation restructuring programme and reductions in variable spending as a result of COVID-19 lockdowns.

Adjusted R&D expenditure in Vaccines was £686 million, down 4% AER, 4% CER reflecting efficiency savings from the implementation of the One Development programme and reductions in variable spending as a result of COVID-19 lockdowns. Adjusted R&D expenditure in Consumer Healthcare was £281 million.

Royalty income

Royalty income was £318 million (2019 – £351 million), down 9% AER, 9% CER, primarily reflecting genericisation of Transderm Scop in Consumer Healthcare and lower sales of Gardasil.

60    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance continued

Other operating income/(expense)

Net other operating income of £1,624 million (2019 – £689 million) primarily reflected the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, which was after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Other operating income also included an increase in profit and milestone income from a number of asset disposals.

This was partly offset by accounting charges of £1,234 million (2019 – £127 million credits) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £1,114 million (2019 – £31 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in sales forecasts, exchange rate assumptions and the unwind of discounting.

Operating profit

Total operating profit was £7,783 million in 2020 compared with £6,961 million in 2019. This reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

Excluding these and other Adjusting items, Adjusted operating profit was £8,906 million, 1% lower than 2019 at AER and 2% higher at CER on a turnover increase of 3% CER. The Adjusted operating margin of 26.1% was 0.5 percentage points lower at AER, and 0.2 percentage points lower on a CER basis than in 2019. On a pro-forma basis, Adjusted operating profit was 3% lower at CER on a turnover decrease of 2% at CER. The Adjusted pro-forma operating margin of 26.1% was 0.4 percentage points lower on a CER basis than in 2019.

The reduction in pro-forma Adjusted operating profit reflects the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, investment in R&D including a significant increase in Oncology, partly on the assets from the Tesaro acquisition and initiation of several COVID-19 programmes, continuing price pressure, principally in Established Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019 and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was offset by reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, a one-off benefit in Q3 2020 from restructuring of post-retirement benefits and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions and tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2020 amounted to £885 million (2019 – £893 million). This included cash payments made to Shionogi of £858 million (2019 – £865 million).

Adjusted operating profit by business

Pharmaceuticals operating profit was £4,185 million, down 9% AER, 7% CER on a turnover decrease of 1% CER. The operating margin of 24.5% was 1.6 percentage points lower at AER than in 2019 and 1.5 percentage points lower on a CER basis. This primarily reflected a significant increase in Oncology R&D as well as the continued impact of lower prices, including the impact of the launch of a generic version of Advair in the US in February 2019, and investment in new product support and targeted priority markets. This was partly offset by the reduced promotional and variable spending as a result of the COVID-19 lockdowns and the continued benefit of restructuring and tight control of ongoing costs.

Vaccines operating profit was £2,713 million, down 9% AER, 6% CER on a turnover decrease of 1% CER. The operating margin of 38.9% was 2.6 percentage points lower at AER than in 2019 and 1.9 percentage points lower on a CER basis. This was primarily driven by the negative operating leverage from the COVID-19 related sales decline and investment behind key brands.

GSK Annual Report 2020    61

Group financial review continued

Financial performance continued

Consumer Healthcare operating profit was £2,213 million, up 18% AER, 22% CER on a turnover increase of 14% CER. On a pro-forma basis, operating profit was £2,213 million, 1% CER lower on a turnover decrease of 2% CER. The operating margin of 22.1% was 1.2 percentage points higher at AER and 1.5 percentage points higher on a CER basis than in 2019. The pro-forma operating margin of 22.1% was 0.3 percentage points higher on a CER basis. The higher margin was driven by higher than normal sales growth in Q1 2020 due to COVID-19 and synergy delivery from the Pfizer integration. This was partially offset by the impact of divestments and increased targeted promotional investment.

Net finance costs

Finance income	2020 £m	2019 £m
Interest and other income	39	79

Fair value movements	5	19
	44	98

Finance expense
Interest expense	(822)	(840)

Unwinding of discounts on provisions	(3)	(8)

Remeasurements and fair value movements	(4)	(1)

Finance expense on lease liabilities	(40)	(39)

Other finance expense	(23)	(24)
	(892)	(912)

Total net finance costs were £848 million compared with £814 million in 2019. Adjusted net finance costs were £844 million compared with £810 million in 2019. The increase reflects lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries, a premium paid on early repayment and refinancing of bond debt in Q4 2020 and a fair value gain on interest rate swaps in the 2019 comparator, partly offset by reduced interest expense from lower debt levels and refinancing at lower rates.

Share of after-tax profits of associates and joint ventures

The share of after-tax profits of associates was £33 million (2019 – £74 million). 2019 included a one-off adjustment of £51 million to reflect GSK’s share of increased after tax profits of Innoviva, primarily as a result of a non-recurring income tax benefit.

Profit before tax

Taking account of net finance costs and the share of profits of associates, profit before taxation was £6,968 million compared with £6,221 million in 2019.

Taxation

	2020 £m	2019 £m
UK current year charge	30	149

Rest of world current year charge	1,177	1,407

Charge/(credit) in respect of prior periods	66	(420)
Total current taxation	1,273	1,136

Total deferred taxation	(693)	(183)
Taxation on total profits	580	953

The charge of £580 million represented an effective tax rate on Total results of 8.3% (2019 – 15.3%) and reflected the different tax effects of the various Adjusting items, including the disposal of Horlicks and other Consumer Healthcare brands to Unilever and subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £1,295 million and represented an effective Adjusted tax rate of 16.0% (2019 – 16.0%).

Issues related to taxation are described in Note 14 to the financial statements, ‘Taxation’. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests

The allocation of Total earnings to non-controlling interests amounted to £639 million (2019 – £623 million). The increase was primarily due to an increased allocation of Consumer Healthcare profits of £374 million (2019 – £70 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory and major restructuring costs. This was partly offset by a reduced allocation of ViiV Healthcare profits of £223 million (2019 – £482 million), including increased charges for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £1,031 million (2019 – £787 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits of £515 million (2019 – £204 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019 partly offset by a reduced allocation of ViiV Healthcare profits of £474 million (2019 – £512 million), and lower net profits in some of the Group’s other entities with non-controlling interests, primarily Consumer Healthcare India following the Horlicks and other Consumer brands disposal.

62    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial performance continued

Earnings per share

Total earnings per share (EPS) was 115.5p, compared with 93.9p in 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities, higher major restructuring charges and a one-off benefit in 2019 from increased share of after-tax profits of the associate Innoviva.

Adjusted EPS was 115.9p compared with 123.9p in 2019, down 6% AER, 4% CER, on a 2% CER increase in Adjusted operating profit.

The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits and reduced share of after-tax profits of associates resulting from a non-recurring income tax benefit in Innoviva.

Dividends

The Board declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend declared for 2019. See Note 16 to the financial statements, ‘Dividends’.

Dividend policy

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2021 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.

At our Biopharma Investor Update in June we plan to set out in detail the growth prospects and financial outlook for the new Biopharma company over the medium term, including a detailed review of the pipeline we have been building over recent years. Alongside these we will provide details of a new distribution policy which reflects the optimised capital structure and investment priorities focused on delivering sustainable long-term shareholder value. We anticipate that this new policy will deliver competitive and attractive returns informed by appropriate earnings pay-out ratios through the investment cycle well covered by Free Cash Flow and, importantly, expected growth potential. We expect that aggregate distributions for GSK will be lower than at present. This new policy will be implemented for dividends paid in respect of 2022.

Outlook

We delivered on our strategic priorities in 2020. In 2021, as planned we will continue to increase investment in our pipeline, build on our top-line momentum for key growth drivers and largely complete readiness for separation. Assuming healthcare systems and consumer trends approach normality in the second half of the year, we expect Pharmaceuticals revenue to grow flat to low-single digits and Consumer Healthcare revenue to grow low to mid-single digits excluding brands divested/under review with above market growth. For our Vaccines business, we now anticipate further disruption during the first half of the year, given governments’ prioritisation of COVID-19 vaccination programmes and the resurgence in late 2020 of the pandemic. This is expected to impact adult and adolescent immunisations, including Shingrix, notably in the US. Despite this short-term impact we remain very confident in demand for these products, and expect strong recovery and contribution to growth from Shingrix in the second half of the year. We expect Vaccines revenue for 2021 to grow flat to low-single digits. Reflecting these factors, our guidance range for 2021 is a decline of mid to high-single digit per cent Adjusted EPS at CER.

Our guidance does not include the impact of the intended change in the UK corporation tax rate from 19% to 25% effective from 1 April 2023 which was announced on 3 March 2021. Please see Note 47, ‘Post balance sheet events’ on page 237.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with the ‘Cautionary statement regarding forward-looking statements’ and ‘Assumptions related to 2021 guidance’ on the inside back cover.

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Group financial review continued

Adjusting items

Adjusted results reconciliation 31 December 2020	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
Turnover	34,099							34,099

Cost of sales	(11,704)	699	31	667	116			(10,191)
Gross profit	22,395	699	31	667	116			23,908

Selling, general and administration	(11,456)	1	18	659	(23)	16	68	(10,717)

Research and development	(5,098)	75	214	206				(4,603)

Royalty income	318							318

Other operating (expense)/income	1,624				1,215	(2,839)		–
Operating profit	7,783	775	263	1,532	1,308	(2,823)	68	8,906

Net finance costs	(848)			2		2		(844)

Share of after-tax profits of associates and joint ventures	33							33
Profit before taxation	6,968	775	263	1,534	1,308	(2,821)	68	8,095

Taxation	(580)	(150)	(47)	(292)	(229)	17	(14)	(1,295)

Tax rate	8.3%							16.0%
Profit after taxation	6,388	625	216	1,242	1,079	(2,804)	54	6,800

Profit attributable to non-controlling interests	639				392			1,031

Profit attributable to shareholders	5,749	625	216	1,242	687	(2,804)	54	5,769

Earnings per share	115.5p	12.6p	4.4p	25.0p	13.8p	(56.5)p	1.1p	115.9p

Weighted average number of shares (millions)	4,976							4,976

Adjusted results reconciliation 31 December 2019	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m		Adjusted results £m
Turnover	33,754							33,754

Cost of sales	(11,863)	713	30	658	383			(10,079)
Gross profit	21,891	713	30	658	383			23,675

Selling, general and administration	(11,402)		4	332	104	247		(10,715)

Research and development	(4,568)	64	49	114		2		(4,339)

Royalty income	351							351

Other operating (expense)/income	689			1	(142)	(548)		–
Operating profit	6,961	777	83	1,105	345	(299)		8,972

Net finance costs	(814)			5		(1)		(810)

Share of after-tax profits of associates and joint ventures	74							74
Profit before taxation	6,221	777	83	1,110	345	(300)		8,236

Taxation	(953)	(156)	(17)	(208)	(124)	140		(1,318)

Tax rate	15.3%							16.0%
Profit after taxation	5,268	621	66	902	221	(160)		6,918

Profit attributable to non-controlling interests	623				164			787

Profit attributable to shareholders	4,645	621	66	902	57	(160)		6,131

Earnings per share	93.9p	12.6p	1.3p	18.2p	1.2p	(3.3)p		123.9p

Weighted average number of shares (millions)	4,947							4,947

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Governance and remuneration
Financial statements
Investor information

Group financial review continued

Adjusting items continued

Major restructuring and integration

Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long life cycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Major restructuring costs are those related to specific Board-approved Major restructuring programmes and are excluded from Adjusted results. Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million. Other ordinary course smaller-scale restructuring costs are retained within Total and Adjusted results.

Total Major restructuring charges incurred in 2020 were £1,532 million (2019 – £1,105 million), analysed as follows:

			2020			2019

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m
2018 major restructuring programme (incl. Tesaro)	105	210	315	227	1572	1799

Consumer Healthcare Joint Venture integration programme	298	28	326	248	4	252

Separation Preparation restructuring programme	625	216	841	–	–	–

Combined restructuring and integration programme	39	11	50	10	44	54
	1,067	465	1,532	485	620	1,105

Cash charges of £625 million under the Separation Preparation programme primarily arose from restructuring of Vaccines manufacturing and R&D functions as part of building the One Development organisation for Pharmaceuticals and Vaccines as well as restructuring of commercial pharmaceuticals and some administrative functions. Non-cash charges of £216 million were related to write-down of assets in sites in the Pharmaceuticals Supply Chain.

Cash charges of £298 million under the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The commercial integration of Consumer Healthcare is now largely completed and the manufacturing integration is well underway.

The 2018 major restructuring programme incurred cash charges of £105 million in relation to severance costs for restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro and non-cash charges of £210 million for write-downs on disposal of sites.

Total cash payments made in 2020 were £737 million (2019 – £645 million), £115 million for the existing Combined restructuring and integration programme (2019 – £316 million), £179 million (2019 – £164 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £291 million (2019 – £165 million) relating to the Consumer Healthcare Joint Venture integration programme and £152 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	2020 £m	2019 £m
Pharmaceuticals	671	651

Vaccines	214	58

Consumer Healthcare	374	321

	1,259	1,030

Corporate and central functions	273	75
Total Major restructuring charges	1,532	1,105

The analysis of Major restructuring charges by income statement line was as follows:

	2020 £m	2019 £m
Cost of sales	667	658

Selling, general and administration	659	332

Research and development	206	114

Other operating income/(expense)	–	1
Total Major restructuring charges	1,532	1,105

The benefit in the year from the 2018 major restructuring programme was £0.1 billion and the benefit from the Consumer Healthcare Joint Venture integration was £0.2 billion and the benefit from the Separation Preparation restructuring programme was £0.1 billion.

The 2018 major restructuring programme, including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully reinvested to help fund targeted increases in R&D and commercial support of new products.

The completion of the Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges now expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

GSK Annual Report 2020    65

Group financial review continued

Adjusting items continued

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in consumer healthcare.

The programme aims to:

–	Drive a common approach to R&D with improved capital allocation

–	Align and improve the capabilities and efficiency of global support functions to support New GSK

–	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway

–	Prepare Consumer Healthcare to operate as a standalone company

The programme continues to target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £1,308 million (2019 – £345 million). This included a net £1,234 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2020 £m	2019 £m
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,114	31

ViiV Healthcare put options and Pfizer preferential dividends	(52)	(234)

Contingent consideration on former Novartis Vaccines business	172	76

Release of fair value uplift on acquired Pfizer inventory	91	366

Other adjustments	(17)	106

Total transaction-related charges	1,308	345

The £1,114 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of a £ 408 million unwind of the discount and £706 million primarily from adjustments to sales forecasts as well as updated exchange rate assumptions. The £ 52 million credit relating to the ViiV Healthcare put options and Pfizer preferential dividends represented a decrease in the valuation of the put option as a result of adjustments to multiples and sales forecasts and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and, at 31 December 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 52.

Divestments, significant legal charges and other items

Divestments and other items included a gain in the year of £2,339 million arising from the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Divestments and other items also included milestone income and gains from a number of asset disposals and certain other Adjusting items. A charge of £7 million (2019 – £251 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £9 million (2019 – £294 million).

Separation costs

From Q2 2020, the Group has started to report additional costs to prepare Consumer Healthcare for separation. These are estimated at £600-£700 million, excluding transaction costs.

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Governance and remuneration
Financial statements
Investor information

Group financial review continued

Adjusting items continued

Pro-forma growth reconciliations

The tables below set out reconciliations between reported CER growth rates and pro-forma CER growth rates and between reported margin percentages and pro-forma margin percentages.

	Reported growth rate CER%	Adjustment to include January to July 2019 results of Pfizer consumer healthcare business	Pro-forma growth rate CER%
Group

Turnover	3	(5)	(2)

Adjusted cost of sales	2	(5)	(3)

Adjusted selling, general and administration	2	(5)	(3)

Adjusted research and development	7	(1)	6

Adjusted operating profit	2	(5)	(3)

Consumer Healthcare

Turnover	14	(16)	(2)

Oral health	6	–	6

Pain relief	27	(22)	5

Vitamins, minerals and supplements	>100	>(100)	19

Respiratory health	4	(9)	(5)

Digestive health and other	14	(15)	(1)

Brands divested/under review	(51)	(2)	(53)

Operating profit	22	(23)	(1)

The 2019 pro-forma financial information used as the basis for the pro-forma growth rates has been calculated as follows:

	GSK reported results 2019 £bn	January to July 2019 results of Pfizer consumer healthcare business £bn	Pro-forma results 2019 £bn

Group

Turnover	33.8	1.5	35.3

Adjusted cost of sales	(10.1)	(0.5)	(10.6)

Adjusted selling, general and administration	(10.7)	(0.5)	(11.2)

Adjusted research and development	(4.3)	(0.1)	(4.4)

Adjusted operating profit	9.0	0.4	9.4
Consumer Healthcare

Turnover	9.0	1.5	10.5

Oral health	2.7	–	2.7

Pain relief	1.8	0.4	2.2

Vitamins, minerals and supplements	0.6	0.7	1.3

Respiratory health	1.2	0.1	1.3

Digestive health and other	1.6	0.3	1.9

Brands divested/under review	1.1	–	1.1

Operating profit	1.9	0.4	2.3

GSK Annual Report 2020    67

Group financial review continued

Cash generation and conversion

A summary of the consolidated cash flow statement is set out below.

	2020 £m	2019 £m
Net cash inflow from operating activities	8,441	8,020

Net cash inflow/(outflow) from investing activities	2,161	(5,354)

Net cash outflow from financing activities	(10,132)	(1,840)
Increase in cash and bank overdrafts	470	826

Cash and bank overdrafts at beginning of year	4,831	4,087

Increase in cash and bank overdrafts	470	826

Exchange adjustments	(39)	(82)
Cash and bank overdrafts at end of year	5,262	4,831

Cash and bank overdrafts at end of year comprise:

Cash and cash equivalents	6,292	4,707

Cash and cash equivalents reported in assets held for sale	–	507

Overdrafts	(1,030)	(383)
	5,262	4,831

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £2,239 million (2019 – £2,163 million) and disposals realised £1,582 million (2019 – £603 million). Cash payments to acquire equity investments amounted to £411 million (2019 – £258 million), primarily relating to Vir Biotechnology and CureVac AG, and sales of equity investments realised £3,269 million (2019 – £69 million) mainly relating to the proceeds arising from the sale of the shares in Hindustan Unilever acquired as a result of the disposal of the Horlicks and other Consumer Healthcare brands.

Free cash flow

Free cash flow is the amount of cash generated by the Group after meeting our obligations for contingent consideration, interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2020 £m	2019 £m
Free cash inflow	5,406	5,073

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £858 million (2019 – £865 million), of which £751 million was recognised in cash flows from operating activities and £107 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Reconciliation of net cash inflow from operating activities to free cash flow

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2020 £m	2019 £m
Net cash inflow from operating activities	8,441	8,020

Purchase of property, plant and equipment	(1,226)	(1,265)

Purchase of intangible assets	(1,013)	(898)

Proceeds from sale of property, plant and equipment	68	95

Proceeds from disposal of intangible assets	1,255	404

Interest paid	(864)	(895)

Interest received	39	82

Dividends from associates and joint ventures	31	7

Contingent consideration paid (reported in investing activities)	(120)	(113)

Contribution from non-controlling interests	3	–

Distributions to non-controlling interests	(1,208)	(364)
Free cash flow	5,406	5,073

Future cash flow

Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure, obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine outflows including tax, pension contributions and dividends, subject to the ‘Principal risks and uncertainties’ discussed on pages 261 to 275. We may from time to time have additional demands for finance, such as for acquisitions, including potentially acquiring increased ownership interests in the ViiV Healthcare business where minority shareholders hold put options. We have access to multiple sources of liquidity from short and long-term capital markets and financial institutions for such needs, in addition to the cash flow from operations.

Investment appraisal and capital allocation

We have a strong framework for capital allocation, including a board to govern the allocation of capital between our businesses. We utilise a consistent cash return on invested capital (CROIC) methodology to prioritise investment across the Group as a whole, so that we can more effectively compare the returns from each of the businesses as we allocate capital between them. We also consider the impact on EPS and our credit profile where relevant.

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Financial statements
Investor information

Group financial review continued

Financial position and resources

	2020 £m	2019 £m
Assets

Non-current assets

Property, plant and equipment	10,176	10,348

Right of use assets	830	966

Goodwill	10,597	10,562

Other intangible assets	29,824	30,955

Investments in associates and joint ventures	364	314

Other investments	3,060	1,837

Deferred tax assets	4,287	4,096

Derivative financial instruments	5	103

Other non-current assets	1,041	1,020
Total non-current assets	60,184	60,201

Current assets

Inventories	5,996	5,947

Current tax recoverable	671	262

Trade and other receivables	6,952	7,202

Derivative financial instruments	152	421

Liquid investments	78	79

Cash and cash equivalents	6,292	4,707

Assets held for sale	106	873

Total current assets	20,247	19,491
Total assets	80,431	79,692

Liabilities

Current liabilities

Short-term borrowings	(3,725)	(6,918)

Contingent consideration liabilities	(765)	(755)

Trade and other payables	(15,840)	(14,939)

Derivative financial instruments	(221)	(188)

Current tax payable	(545)	(629)

Short-term provisions	(1,052)	(621)
Total current liabilities	(22,148)	(24,050)

Non-current liabilities

Long-term borrowings	(23,425)	(23,590)

Corporation tax payable	(176)	(189)

Deferred tax liabilities	(3,600)	(3,810)

Pensions and other post-employment benefits	(3,650)	(3,457)

Other provisions	(707)	(670)

Derivative financial instruments	(10)	(1)

Contingent consideration liabilities	(5,104)	(4,724)

Other non-current liabilities	(803)	(844)
Total non-current liabilities	(37,475)	(37,285)

Total liabilities	(59,623)	(61,335)
Net assets	20,808	18,357

Total equity	20,808	18,357

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption to production and to ensure compliance with regulatory standards. A number of our processes use hazardous materials.

The total cost of our property, plant and equipment at 31 December 2020 was £21,483 million, with a net book value of £10,176 million. Of this, land and buildings represented £3,898 million, plant and equipment £4,414 million and assets in construction £1,864 million. In 2020, we invested £1,233 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites to support new product development and launches as well as to improve the efficiency of existing supply chains. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2020, we had contractual commitments for future capital expenditure of £528 million. We believe that our property and plant facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environment’ on page 41 and in Note 46 to the financial statements, ‘Legal proceedings’.

Right of use assets

Right of use assets amounted to £830 million at 31 December 2020 compared with £966 million on 1 January 2020. The decrease in the year reflected the impact of depreciation and disposals of £225 million and £84 million respectively, partly offset by additions of £187 million.

Goodwill

Goodwill increased to £10,597 million at 31 December 2020, from £10,562 million.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2020 was £29,824 million (2019 – £30,955 million). The decrease primarily reflected amortisation and impairment losses, net of reversals, in the year of £1,394 million.

GSK Annual Report 2020    69

Group financial review continued

Financial position and resources continued

Investments in associates and joint ventures

We held investments in associates and joint ventures with a carrying value at 31 December 2020 of £364 million (2019 – £314 million). The market value at 31 December 2020 was £364 million (2019 – £396 million). The largest of these investments was in Innoviva Inc., which had a book value at 31 December 2020 of £291 million (2019 – £261 million) and a market value of £291 million. See Note 20 to the financial statements, ‘Investments in associates and joint ventures’.

Other investments

We held other investments with a carrying value at 31 December 2020 of £3,060 million (2019 – £1,837 million). The highest value investments held at 31 December 2020 were in CureVac AG, which was acquired in the year and had a book value at 31 December 2020 of £ 887 million, Crispr Therapeutics, which had a book value of £361 million (2019 – £149 million) and Lyell Immunopharma, Inc., which had a book value at 31 December 2020 of £261 million (2019 – £155 million). The other investments included equity stakes in companies with which we have research collaborations, and which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We held current derivative financial assets at fair value of £152 million (2019 – £ 421 million) and non-current derivative financial assets held at fair value of £5 million (2019 – £103 million). The majority of these financial instruments related to foreign exchange contracts both designated and not designated as accounting hedges. At 31 December 2019, £240 million of current derivative financial assets related to a derivative embedded in the agreement to divest Horlicks and other nutritional brands to Unilever plc. See Note 40 for further information.

Inventories

Inventory of £5,996 million increased from £5,947 million in 2019.

Trade and other receivables

Trade and other receivables of £6,952 million decreased from £7,202 million in 2019.

Deferred tax assets

Deferred tax assets amounted to £4,287 million (2019 – £4,096 million) at 31 December 2020.

Derivative financial instruments: liabilities

We held current and non-current derivative financial liabilities at fair value of £231 million (2019 – £189 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.

Trade and other payables

At 31 December 2020, trade and other payables were £15,840 million compared with £14,939 million at 31 December 2019. The increase primarily reflected the impact of higher customer return and rebate accruals. See Note 28 to the financial statements, ‘Trade and other payables’.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £5,359 million at 31 December 2020 (2019 – £5,101 million). Other provisions at the year-end included £320 million (2019 – £198 million) related to legal and other disputes and £860 million (2019 – £505 million) related to Major restructuring programmes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The net deficits were £2,104 million (2019 – £1,921 million) on pension arrangements and £1,363 million (2019 – £1,418 million) on unfunded post-employment liabilities. See Note 30 to the financial statements, ‘Pensions and other post-employment benefits’.

Other non-current liabilities

Other non-current liabilities amounted to £803 million at 31 December 2020 (2019 – £844 million).

Contingent consideration liabilities

Contingent consideration amounted to £5,869 million at 31 December 2020 (2019 – £5,479 million), of which £5,359 million (2019 – £ 5,103 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £477 million (2019 – £339 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

The liability due to Shionogi included £230 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 December 2020 was £1 million (2019 – £4 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 52.

Of the total contingent consideration payable (on a post-tax basis) at 31 December 2020, £765 million (2019 – £755 million) is expected to be paid within one year. The consideration payable is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates.

The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

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Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial position and resources continued

Maturity profile of bond debt

Net debt

	2020 £m	2019 £m
Cash, cash equivalents and liquid investments	6,370	4,786

Cash, cash equivalents reported in assets held for sale	–	507

Borrowings – repayable within one year	(3,725)	(6,918)

Borrowings – repayable after one year	(23,425)	(23,590)
Net debt	(20,780)	(25,215)

At 31 December 2020, net debt was £20.8 billion, compared with £25.2 billion at 31 December 2019, comprising gross debt of £27.2 billion and cash and liquid investments of £6.4 billion. Net debt decreased due to the £3.3 billion proceeds from the Horlicks and other Consumer brands disposal including shares in Hindustan Unilever of £2.7 billion and £0.6 billion of other assets, plus £0.6 billion of other business and asset disposals together with £5.4 billion free cash flow, partly offset by cash divested of £0.5 billion, dividends paid to shareholders of £4.0 billion and £0.4 billion in additional investments.

At 31 December 2020, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3.7 billion with loans of £2.6 billion repayable in the subsequent year.

At 31 December 2020, GSK’s cash and liquid investments were held as follows:

	2020 £m	2019 £m
Bank balances and deposits	3,000	2,565

Bank balances and deposits reported in assets held for sale	–	507

US Treasury and Treasury repo only money market funds	317	102

Liquidity funds	2,975	2,040

Cash and cash equivalents	6,292	5,214

Liquid investments – government securities	78	79
	6,370	5,293

Cash and liquid investments of £5.4 billion (2019 – £3.6 billion) were held centrally at 31 December 2020.

The analysis of cash and gross debt after the effects of hedging is as follows.

	2020 £m	2019 £m
Cash and liquid investments	6,370	5,293

Gross debt – fixed[1]	(24,538)	(25,064)

– floating	(2,612)	(5,444)

– non-interest bearing	–	–
Net debt	(20,780)	(25,215)

[1]	Includes £1.45 billion equivalent of notes swapped from floating to fixed rates via interest rate swaps.

Movements in net debt

	2020 £m	2019 £m
Net debt at beginning of year	(25,215)	(21,621)

Implementation of IFRS 16	–	(1,303)
Net debt at beginning of year, as adjusted	(25,215)	(22,924)

Increase in cash and bank overdrafts	470	826

Increase/(decrease) in liquid investments	1	(1)

Increase in long-term loans	(3,298)	(4,794)

Net repayment of short-term loans	7,305	1,065

Repayment of lease liabilities	227	214

Debt of subsidiary undertakings acquired	–	(524)

Exchange movements	(135)	1,015

Other movements	(135)	(92)
Net debt at end of year	(20,780)	(25,215)

GSK Annual Report 2020    71

Group financial review continued

Financial position and resources continued

Interest rate benchmark reform

‘Interest rate benchmark reform – Amendments to IFRS 9, IAS 39 and IFRS 7’ was issued by the IASB in September 2019. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms.

At 31 December 2020, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives that referenced LIBOR and matured after the end of 2021 and all floating rate bonds were due to mature before the end of 2021.

The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (€ STR) respectively. The FCA has made it clear that, at the end of 2021, it will no longer seek to persuade, or compel, banks to submit to LIBOR. The only exception to this is USD LIBOR, where the Intercontinental Exchange (ICE) Benchmark Administration (IBA), the FCA-regulated and authorised administrator of LIBOR, has announced that it will consult on its intention to cease USD LIBOR. IBA intends that, subject to confirmation following its consultation, one week and two month USD LIBOR settings will cease at the end of 2021, and that the USD LIBOR panel will cease at the end of June 2023.

The Group is undertaking an interest rate benchmark transition programme to identify potential exposures within the business and deliver a smooth transition to appropriate alternative benchmark rates.

Total equity

At 31 December 2020, total equity had increased from £18,357 million at 31 December 2019 to £20,808 million.

A summary of the movements in equity is set out below.

	2020 £m	2019 £m
Total equity at beginning of year	18,357	3,672

Implementation of IFRS 16	–	(93)

Total equity at beginning of year, as adjusted	18,357	3,579

Total comprehensive income for the year	7,358	3,701

Dividends to shareholders	(3,977)	(3,953)

Recognition of interest in Consumer Healthcare Joint Venture	–	14,969

Ordinary shares issued	29	51

Changes in non-controlling interests	(131)	(10)

Share-based incentive plans	381	365

Tax on share-based incentive plans	(4)	19

Contributions from non-controlling interests	3	–

Distributions to non-controlling interests	(1,208)	(364)

Total equity at end of year	20,808	18,357

Share purchases

At 31 December 2020, GSK held 355.2 million shares as Treasury shares (2019 – 393.5 million shares), at a cost of £4,969 million (2019 – £5,505 million), which has been deducted from retained earnings.

No ordinary shares were repurchased in the period 1 January 2020 to 3 March 2021 and the company does not expect to make any ordinary share repurchases in the remainder of 2021.

In 2020, 38.3 million Treasury shares were transferred to the Employee Share Ownership Plan (ESOP) Trusts. Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require us to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.

At 31 December 2020, the ESOP Trusts held 49.0 million (2019 – 36.4 million) GSK shares against the future exercise of share options and share awards. The carrying value of £195 million (2019 – £135 million) has been deducted from other reserves. The market value of these shares was £657 million (2019 – £647 million).

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Governance and remuneration
Financial statements
Investor information

Group financial review continued

Financial position and resources continued

Contractual obligations and commitments

Financial commitments are summarised in Note 35 to the financial statements, ‘Commitments’.

The following table sets out our contractual obligations and commitments at 31 December 2020 as they fall due for payment.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m
Loans	26,191	3,493	6,644	3,039	13,015

Interest on loans	8,309	725	1,307	1,115	5,162

Lease obligations	1,117	230	333	182	372

Future finance charges	180	34	50	33	63

Intangible assets	12,307	354	1,337	2,031	8,585

Property, plant & equipment	528	403	124	1	–

Investments	153	40	58	55	–

Purchase commitments	746	648	90	2	6

Pensions	88	44	44	–	–
Total	49,619	5,971	9,987	6,458	27,203

Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.

We have entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, we will often agree to make further payments if future ‘milestones’ are achieved.

As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved, and include £4.5 billion which relates to externalised projects in the discovery portfolio. There was a decrease in the commitments in 2020 as a result of a reduction in outstanding loan commitments.

In 2018, we reached an agreement with the trustees of the UK pension schemes to make additional contributions, to assist in eliminating the pension deficit identified as part of the 31 December 2017 actuarial funding valuation. The table includes this commitment but excludes the normal ongoing annual funding requirement in the UK of approximately £130 million. For further information on pension obligations, see Note 30 to the financial statements, ‘Pensions and other post-employment benefits’.

Contingent liabilities

Other contingent liabilities are set out in Note 34 to the financial statements, ‘Contingent liabilities’.

The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m

Guarantees	34	21	4	9	–

Other contingent liabilities	104	14	21	17	52
Total	138	35	25	26	52

In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in Note 31 to the financial statements, ‘Other provisions’.

We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2020, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.

The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Principal risks and uncertainties’ on pages 261 to 275 and Note 46 to the financial statements, ‘Legal proceedings’.

GSK Annual Report 2020    73

Group financial review continued

Treasury policies

We report in Sterling and pay dividends out of Sterling cash flows. The role of Treasury is to monitor and manage the Group’s external and internal funding requirements and financial risks in support of our strategic objectives. GSK operates on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 15 October 2020. A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its members receive management information relating to these activities.

Treasury operations

The objective of GSK’s Treasury activities is to minimise the post-tax net cost of financial operations and reduce its volatility in order to benefit earnings and cash flows. GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for Group purposes, as well as interest rate swaps which are used to manage exposure to financial risks from changes in interest rates.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

GSK’s financial strategy, implemented through the Group’s financial architecture, supports GSK’s strategic priorities and is regularly reviewed by the Board. We manage the capital structure of the Group through an appropriate mix of debt and equity. We continue to manage our financial policies to a credit profile that particularly targets short-term credit ratings of A-1 and P-1 while maintaining single A long-term ratings consistent with those targets.

GSK’s long-term credit rating with Standard and Poor’s is A (stable outlook) and with Moody’s Investor Services (‘Moody’s’) is A2 (negative outlook). Our short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

Liquidity risk management

GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. Our cash flow forecasts and funding requirements are monitored by the TMG on a regular basis. Our strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets.

Each day, we sweep cash from a number of global subsidiaries to central Treasury accounts for liquidity management purposes.

Interest rate risk management

GSK’s objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.

Foreign exchange risk management

Our objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Foreign currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.

In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US Dollars, Euros and Sterling. Borrowings can be swapped into other currencies as required.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas Group assets. The TMG reviews the ratio of borrowings to assets for major currencies regularly.

Counterparty risk management

We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Usage of these limits is actively monitored and any breach of these limits would be reported to the CFO immediately.

In addition, relationship banks and their credit ratings are reviewed regularly so that, when changes in ratings occur, changes can be made to investment levels or to authority limits as appropriate. All banking counterparty limits are reviewed at least annually.

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Governance and remuneration
Financial statements
Investor information

Group financial review continued

Critical accounting policies

The Group consolidated financial statements are prepared in accordance with IFRS, as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and also with IFRS as issued by the International Accounting Standards Board (IASB), following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’.

We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.

The critical accounting policies relate to the following areas:

–	Turnover

–	Taxation (Note 14)

–	Legal and other disputes (Notes 31 and 46)

–	Contingent consideration (Note 32)

–	Pensions and other post-employment benefits (Note 30).

Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’.

Turnover

In respect of the Turnover accounting policy, our largest business is US Pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Pharmaceuticals business:

–	We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

–	Customer rebates are offered to key managed care and Group Purchasing Organisations and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to the value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates
–	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. In 2010, the Patient Protection and Affordable Care Act became law. We participate by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of the relevant regulations or the Patient Protection and Affordable Care Act

–	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

–	We record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market-related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals business is as follows:

		2020		2019		2018
		Margin		Margin		Margin
	£m	%	£m	%	£m	%
Gross turnover	20,035	100	18,471	100	18,227	100

Market-driven segments	(6,754)	(34)	(5,976)	(32)	(5,147)	(28)

Government mandated and state programmes	(5,205)	(26)	(4,264)	(23)	(4,594)	(25)

Cash discounts	(388)	(2)	(356)	(2)	(361)	(2)

Customer returns	(117)	(1)	(141)	(1)	(98)	(1)

Prior year adjustments	402	2	247	1	98	1

Other prior year items	–	–	–	–	(59)	–

Other items	(522)	(2)	(579)	(3)	(613)	(4)

Total deductions	(12,584)	(63)	(11,069)	(60)	(10,774)	(59)

Net turnover	7,451	37	7,402	40	7,453	41

Market-driven segments consist primarily of managed care and Medicare plans with which we negotiate contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and federal government programmes which receive government-mandated pricing via rebates and chargebacks.

GSK Annual Report 2020    75

Group financial review continued

Critical accounting policies continued

The increased deductions in the government-mandated and state programmes of the gross turnover to net turnover reconciliation primarily reflected higher rebates and chargebacks on respiratory products, and on Advair in particular. During the year Advair accounted for 6% of US Pharmaceuticals turnover and approximately 24% of the total deduction for rebates and returns.

The respiratory portfolio as a whole, including Established Respiratory products, accounted for approximately 79% of the total deduction in the year.

The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2020, the total accrual amounted to £4,686 million (2019 – £4,200 million).

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.

On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2020 were estimated to amount to approximately four weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

Legal and other disputes

In respect of the accounting policy for Legal and other disputes, the following briefly describes the process by which we determine the level of provision that is necessary.

In accordance with the requirements of IAS 37, ‘Provisions, contingent liabilities and contingent assets’, we provide for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group.

We may become involved in significant legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included in the Annual Report, but no provision would be made.

This position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements.

Like many pharmaceutical companies, we are faced with various complex product liability, anti-trust and patent litigation, as well as investigations of our operations conducted by various governmental regulatory agencies. Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.

These meetings, as appropriate, detail the status of significant litigation and government investigations and review matters such as the number of claims notified to us, information on potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement levels and potential reimbursement by insurers.

The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate. These matters are discussed further in Note 46 to the financial statements, ‘Legal proceedings’.

Strategic report

The Strategic report was approved by the Board of Directors on

8 March 2021

Iain Mackay

Chief Financial Officer

8 March 2021

76    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Corporate Governance

In this section

Chairman’s Governance statement	78

The Board	80

Corporate Executive Team	83

Board architecture	85

Board roles and responsibilities	86

Board activity and principal decisions	87

Our purpose, values and culture	90

The Board’s approach to engagement	91

Board performance	94

Board Committee information	96

Our Board Committee reports	97

Section 172 statement	108

Directors’ report	109

		GSK Annual Report 2020 77

Chairman’s Governance statement

In last year’s Governance statement, I explained that our primary objective for 2020 was to ensure there was clarity between the Board and management on GSK’s execution of strategy and its operational priorities. We have aligned our long-term priorities of Innovation, Performance and Trust powered by culture and agreed on the metrics to measure delivery against them. The Board’s annual cycle of meetings ensures that all major components of our strategy are reviewed over the course of the year.

The COVID-19 pandemic impacted and dominated all our lives for the majority of 2020. The Board was no different but adapted well to operating virtually. We invested significant time in assessing and responding to the impact of the pandemic. Management and the Board established a framework to consider three key areas: our People, Continuity and Solutions. With support from the Corporate Responsibility and the Science committees, the Board considered the impact of COVID-19 on our organisation, initiatives, treatments and solutions, and undertook a review of the appropriateness of our Vaccines business and technology platform to ensure that it would continue to be fully competitive in a post COVID-19 world.

Resilience and decision-making

The Board’s resilience was tested individually and as a team by COVID-19, with the imperative of remaining fast and agile in its decision-making. I have been deeply impressed with how management and the Board stepped up to and embraced this challenge. Of our six scheduled meetings only our January one took place face to face. Since March, the Board and our Committee meetings were all virtual. In doing so, we, like the rest of the organisation, had to adjust to the lack of physical contact, including those crucial informal interactions. These help build relationships, trigger ideas and evolve thinking on complex topics. Charlie Bancroft joined the Board in May and has yet to attend a physical meeting. His induction has so far taken place entirely virtually.

We have thought carefully as a Board on how we organise our virtual meetings, engage and spend time together to build and maintain high quality engagements and operate effectively. I have been pleased to observe at close quarters how the Board’s commitment has fully aligned with the Executive: continuous communication, a sense of urgency, agility, and desire to maintain speed of decision making has helped in ensuring we can continue to support management in the timely execution of our strategic priorities.

Education and focus on Science

Given the critical importance of strengthening the pipeline, the Board has benefitted from devoting a higher proportion of its time in understanding the science behind our strategy and testing its application. It is important that the Board has a working understanding of the key strategic themes upon which our R&D strategy is based. These themes have been complemented by Board R&D science thematic deep dives. Our focus was on the fundamentals of our strategy: human genetics, the immune system and AI and ML, as well as to gain a deeper understanding of COVID-19 and our vaccines technology. These reviews were run by Dr Hal Barron, our CSO, supported by our Science Committee & Scientific and Medical Experts. The Board also receives regular updates from Hal on progress in further strengthening the pipeline, the evolution of our R&D organisation and its operations and our incredibly talented scientists.

Governance architecture

Being clear on the priorities of the Board has enabled the allocation of oversight responsibility for our Innovation, Performance and Trust priorities to the Committees. This means that every meeting can be focused directly on those issues that really matter to GSK.

The benefits of this alignment between the Board and its Committees at the start of 2020 became evident as the year progressed. In particular, changes to the remit of the Science and Corporate Responsibility committees and the establishment of a Transformation & Separation Committee enabled greater focus on oversight and challenge. Full details of each committee’s activities are set out later in this report, but I would like to highlight below certain key areas of their work.

Transformation & Separation Committee: This Committee was established to ensure the Board could devote sufficient attention to the issues surrounding the creation of the Biopharma and Consumer Healthcare businesses. It reviews decisions around physical separation and corporate finance such as listing locations. The Committee is also mindful of not just separating the cost base of two businesses, but creating independent, competitively structured cost bases that are efficient and fit for purpose. It therefore also oversees management’s restructuring programmes to ensure the desired benefits are delivered. It is a remarkable achievement that, notwithstanding COVID-19, all of the major programmes are on track.

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Corporate Responsibility Committee: This Committee is central in guiding the company’s ESG agenda. It has reviewed and supported management’s more aggressive approach to executing the E and S aspects of ESG. This has included reviewing and endorsing a new level of ambition on environmental sustainability through setting new goals to achieve a net zero impact on climate and net positive impact on nature by 2030. A review of inclusion and diversity included disclosing targets on workforce race and ethnicity and re-basing our gender diversity targets.

The Committee played a key role in guiding and overseeing management’s response to COVID-19. It reviewed the implications of production at risk and scale up, partnering, geographic allocation, access and pricing.

I am now even more convinced that a strong commitment to ESG is not just a business necessity but a long-term value driver for the company which benefits all our stakeholders. We believe we are well placed in this regard for the future.

Science Committee: This Committee continues to support oversight of the scientific assumptions which drive our distinctive R&D strategy evolved by the CSO for Biopharma and as I explained earlier, guides and educates the Board from a scientific perspective.

During the year, the CSO and his team sought to build on the foundations set in 2019 by continuing to strengthen our pipeline organically, through collaborations and business development. The Committee’s review of the underlying scientific assumptions and provision of scientific technical assurance on business development transactions has been of critical support to the Board.

Board succession planning

I am very pleased that Lynn Elsenhans has agreed to stay for a further year before stepping down from the Board at the 2022 AGM. This will help with continuity of leadership of the Corporate Responsibility Committee as we work to separation and facilitate a smooth transition for her successor in the current COVID-19 environment.

It is an honour to lead such a high-performing, collegiate and unified Board. The formal governance planning for separation will begin in the second half of 2021 and this will include building towards the creation of two new boards. As we enter this critical period, my intention is to maintain the continuity and cohesion of the current Board which is highly focused on maximising value for you our shareholders up to, and beyond, the point of separation.

Evaluation

After a busy year, we were pleased that Jan Hall of No 4 was able to complete a follow-up independent Board review to help us further improve the Board’s effectiveness during 2021. The conclusions of this review are set out later in this report. During the year, the company continued to operate and comply with the requirements of the Financial Reporting Council’s 2018 UK Corporate Governance Code. A copy of the 2018 Code can be found on www.frc.org.uk.

I look forward to connecting with you at our AGM this year in May and updating you at that time on our progress. Thank you for your continued support.

Sir Jonathan Symonds

Chairman

8 March 2021

GSK Annual Report 2020    79

The Board

Board composition		Board diversity		International experience
Composition		Gender
Executive	25%	Male	58%	Global	92%
Non-Executive	75%	Female	42%	US	100%
Tenure Non-Executive		Ethnicity		Europe	92%
Up to 3 years	22%	Black, Asian and minority ethnic	8%	EMAP	83%
3-6 years	45%	White	92%
6-9 years	22%
9-10 years	11%	See more information on page 106

Sir Jonathan Symonds, CBE Non-Executive Chairman Age: 62 Nationality: British Appointed: 1 September 2019

Skills and experience

Jon has extensive international financial, life sciences and governance experience.

Jon served as an Independent Non-Executive Director of HSBC Holdings plc from April 2014, and as Deputy Group Chairman from August 2018, until his retirement from the Board in February 2020. He was previously Chairman of HSBC Bank plc, Chief Financial Officer of Novartis AG, Partner and Managing Director of Goldman Sachs, Chief Financial Officer of AstraZeneca plc, and a Partner at KPMG. His governance experience includes roles as Non-Executive Director and Chair of the Audit Committees of Diageo plc and QinetiQ Group plc and Non-Executive Chair of Proteus Digital Health Inc.

Jon is a Fellow of the Institute of Chartered Accountants in England and Wales.

External appointments

Non-Executive Director, Rubius Therapeutics, Inc; Non-Executive Director, Genomics England Limited having previously served as its Chairman; Member, European Round Table for Industry.

Dame Emma Walmsley Chief Executive Officer Age: 51 Nationality: British Appointed: 1 January 2017 Chief Executive Officer from 1 April 2017

Skills and experience

Prior to her appointment as GSK’s CEO, Emma was the CEO of GSK Consumer Healthcare, a Joint Venture between GSK and Novartis, from its creation in March 2015. Emma joined GSK in 2010 from L’Oreal, having worked for 17 years in a variety of roles in Paris, London, New York and Shanghai. Emma was previously a Non-Executive Director of Diageo plc.

Emma holds an MA in Classics and Modern Languages from Oxford University.

External appointments

Independent director, Microsoft, Inc; Honorary Fellow, Royal Society of Chemistry.

Iain Mackay Chief Financial Officer Age: 59 Nationality: British Appointed: 14 January 2019 Chief Financial Officer from 1 April 2019

Skills and experience

Prior to joining GSK, Iain was Group Finance Director at HSBC Holdings plc, a position he held for eight years. A chartered accountant, Iain has worked in Asia, the US and Europe and before HSBC was at General Electric, Schlumberger Dowell and Price Waterhouse. Iain was previously a Trustee of the British Heart Foundation and Chair of its Audit and Risk Committee.

Iain holds an MA in Business Studies and Accounting and holds an Honorary Doctorate from Aberdeen University in Scotland.

Iain is a member of the Institute of Chartered Accountants of Scotland.

External appointments

Member, Court of the University of Aberdeen and Chair of its Remuneration Committee; Member, The 100 Group and Chair of its Financial Reporting Committee.

Dr Hal Barron Chief Scientific Officer and President, R&D Age: 58 Nationality: American Appointed: 1 January 2018 Chief Scientific Officer and President, R&D from 1 April 2018

Skills and experience

Prior to joining GSK, Hal was President, R&D at Calico LLC (California Life Company), an Alphabet- funded company that uses advanced technologies to increase understanding of lifespan biology. Prior to this, Hal was Executive Vice President, Head of Global Product Development, and Chief Medical Officer of Roche, responsible for all the products in the combined portfolio of Roche and Genentech. At Genentech, he was Senior Vice President of Development and Chief Medical Officer. Hal was a Non-Executive Director and Chair of the Science & Technology Committee at Juno Therapeutics, Inc until March 2018, when it was acquired by Celgene Corporation.

External appointments

Associate Adjunct Professor, Epidemiology & Biostatistics, University of California, San Francisco; Non-Executive Board Director, GRAIL, Inc, an early cancer detection healthcare company; Advisory Board Member, Verily Life Sciences LLC, a subsidiary of Alphabet, Inc.

Key   Committee Chair       Nominations & Corporate Governance      Audit & Risk      Remuneration      Science      Corporate Responsibility

          Transformation & Separation

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The Board continued

Charles Bancroft Independent Non-Executive Director Age: 61 Nationality: American Appointed: 1 May 2020

Skills and experience

Charlie has a wealth of financial and management experience in global biopharma.

Charlie retired from a successful career at Bristol Myers Squibb (BMS) in March 2020 where he held a number of leadership roles in commercial, strategy and finance. Beginning his career at BMS in 1984, he held positions of increasing responsibility within the finance organisation and had commercial operational responsibility for Latin America, Middle East, Africa, Canada, Japan and several Pacific Rim countries. He was appointed Chief Financial Officer in 2010, Chief Financial Officer and Executive Vice President, Global Business Operations in 2016 and Executive Vice President and Head of Integration and Strategy & Business Development in 2019. Charlie successfully steered BMS through a period of strategic transformation, including its recent $74bn acquisition of Celgene. Charlie also served as a member of the Board of Colgate-Palmolive Company from 2017 until March 2020.

External appointments

Board Member, Kodiak Sciences Inc; Board Member, BioVector Inc; Advisory Board Member, Drexel University’s LeBow College of Business.

The Board determined that Charlie has recent and relevant financial experience and agreed that he has the appropriate qualifications and background to be an audit committee financial expert.

Manvinder Singh (Vindi) Banga Senior Independent Non-Executive Director Age: 66 Nationality: British Appointed: 1 September 2015 Senior Independent Non-Executive Director from 5 May 2016

Skills and experience

Vindi has many years of commercial experience and a track record of delivering outstanding performance in highly competitive global consumer-focused businesses.

Prior to joining GSK, Vindi spent 33 years at Unilever plc, where his last role (amongst several senior positions) was President of the Global Foods, Home and Personal Care businesses, and a member of the Unilever Executive Board. Vindi sat on the Prime Minister of India’s Council of Trade & Industry from 2004 to 2014 and was on the Board of Governors of the Indian Institute of Management (IIM), Ahmedabad. Vindi is also the recipient of the Padma Bhushan, one of India’s highest civilian honours. Vindi has been a Non-Executive Director of the Confederation of British Industry (CBI) and Thomson Reuters Corp, Chairman of the Supervisory Board of Mauser Group, Chairman of Kalle GmbH and Senior Independent Director of Marks & Spencer Group plc.

External appointments

Partner, Clayton Dubilier & Rice; Director, High Ridge Brands Co; Non-Executive Director, The Economist Newspaper Limited; Member, Holdingham International Advisory Board; Board Member, International Chamber of Commerce United Kingdom; Member, Governing Board of the Indian School of Business, Hyderabad; Member, Global Leadership Council of Saïd Business School, Oxford; Member, Indo UK CEO Forum; Chair of the Board of Trustees, Marie Curie.

Dr Vivienne Cox, CBE Independent Non-Executive Director & Workforce Engagement Director Age: 61 Nationality: British Appointed: 1 July 2016

Skills and experience

Vivienne has wide experience of business gained in the energy, natural resources and publishing sectors. She also has a deep understanding of regulatory organisations and government.

Vivienne worked for BP plc for 28 years, in Britain and Continental Europe, in posts including Executive Vice President and Chief Executive of BP’s gas, power and renewable business and its alternative energy unit. Vivienne was previously a Non-Executive Director of BG Group plc and Rio Tinto plc and the Lead Independent Director at the UK Government’s Department for International Development. Vivienne was appointed Commander of the Order of the British Empire in the 2016 New Year Honours for services to the UK Economy and Sustainability.

External appointments

Senior Independent Director, Pearson plc; Chairman of the Supervisory Board, Vallourec; Non- Executive Director, Stena AB; Advisory Board Member, African Leadership Institute; Vice President, Energy Institute; Advisory Board Member, Montrose Associates; Chair, Rosalind Franklin Institute; Vice Chair, Saïd Business School, Oxford and member of its Global Leadership Council; Patron, Hospice of St Francis.

Lynn Elsenhans Independent Non-Executive Director Age: 64 Nationality: American Appointed: 1 July 2012

Skills and experience

Lynn has a wealth of experience running a global business and significant knowledge of the global markets in which GSK operates.

Lynn served as Chair, President and Chief Executive Officer of Sunoco Inc from 2009 to 2012. Prior to joining Sunoco in 2008 as President and Chief Executive Officer, Lynn worked for Royal Dutch Shell, which she joined in 1980, and where she held a number of senior roles, including Executive Vice President, Global Manufacturing from 2005 to 2008. Lynn was previously a Non-Executive Director of the First Tee of Greater Houston, Flowserve Corporation and the Texas Medical Center, and a Trustee of the United Way of Greater Houston.

External appointments

Non-Executive Director and Chair of the Governance and Corporate Responsibility Committee, Baker Hughes Company; Board Director and Chair of the Audit Committee, Saudi Aramco; Advisory Board Member, Johns Hopkins University, Whiting School of Engineering; Member, Audit Committee Leadership Network.

Key   Committee Chair       Nominations & Corporate Governance      Audit & Risk      Remuneration      Science      Corporate Responsibility

          Transformation & Separation

GSK Annual Report 2020    81

The Board continued

Dr Laurie Glimcher Independent Non-Executive Director and Scientific & Medical Expert Age: 69 Nationality: American Appointed: 1 September 2017

Skills and experience

Laurie brings scientific and public health expertise to the Board’s deliberations, and a wealth of global, publicly listed pharmaceutical business experience.

In addition to a number of senior leadership positions held at both Harvard Medical School and Harvard School of Public Health, Laurie has also served as Stephen and Suzanne Weiss Dean and Professor of Medicine at Weill Cornell Medical College and as an Attending Physician at the New York Presbyterian Hospital/Weill Cornell Medical Center. Laurie stepped down from the Board of Bristol-Myers Squibb (BMS) in 2017 after serving for 20 years on its Board. Laurie was previously a Non-Executive Director of the Waters Corporation and co-founder and Chair of the Scientific Advisory Board of Quentis Therapeutics Inc.

External appointments

Professor of Medicine, Harvard Medical School; CEO, President and Attending Physician, Dana-Farber Cancer Institute.

Member, US National Academy of Sciences and the National Academy of Medicine; Member, Scientific Steering Committee of the Parker Institute for Cancer Immunotherapy; Independent Director, Analog Devices Inc; Member, Scientific Advisory Boards of Repare Therapeutics Inc, Abpro Therapeutics and Kaleido Biosciences Inc.

Dr Jesse Goodman Independent Non-Executive Director and Scientific & Medical Expert Age: 69 Nationality: American Appointed: 1 January 2016

Skills and experience

Jesse brings scientific and public health expertise to the Board’s deliberations. He has a wealth of experience spanning science, medicine, vaccines, regulation and public health, and has a proven record in addressing pressing public health needs from both the academic and federal sectors.

Jesse previously served in senior leadership positions at the US Food and Drug Administration (FDA), including most recently as the FDA’s Chief Scientist and previously as Deputy Commissioner for Science and Public Health and as Director of the Center for Biologics Evaluation and Research (CBER).

Jesse played a leadership role in developing the FDA’s Regulatory Science and Medical Countermeasures Initiatives and has worked collaboratively with industry, academia, government and global public health and regulatory partners to prepare for and respond to major public health threats, including emerging infectious diseases, disasters and terrorism. He led the FDA’s response to West Nile Virus and to the 2009 H1N1 influenza pandemic and served on the Senior Leadership Team for the 2010 White House Medical Countermeasure Review. Jesse was previously a member of both the Scientific Advisory Committee and the Regulatory and Legal Working Group of the Coalition for Epidemic Preparedness Innovations (CEPI).

External appointments

Professor of Medicine and Attending Physician, Infectious Diseases, Georgetown University and directs the Georgetown University Center on Medical Product Access, Safety and Stewardship (COMPASS); Board Member (formerly President), United States Pharmacopeia (USP); Board Member, Scientific Counselors for Infectious Diseases, Centers for Disease Control and Prevention (CDC); Board Member, Intellia Therapeutics Inc; Member, US National Academy of Medicine.

Judy Lewent Independent Non-Executive Director Age: 72 Nationality: American Appointed: 1 April 2011

Skills and experience

Judy has extensive knowledge of the global pharmaceutical industry and of corporate finance.

Judy joined Merck & Co in 1980 and served as its Chief Financial Officer from 1990 to 2007 when she retired. Judy served as a Non-Executive Director of Dell Inc, Quaker Oats Company and Motorola Inc, and held Non-Executive Directorships at Purdue Pharma Inc, Napp Pharmaceutical Holdings Limited and certain Mundipharma International Limited companies until 2014.

External appointments

Non-Executive Director, Thermo Fisher Scientific Inc; Non-Executive Director, Motorola Solutions Inc; Trustee, Rockefeller Family Trust; Life member, Massachusetts Institute of Technology Corporation; Member, American Academy of Arts and Sciences; Business Advisory Board Member, twoXAR; Advisory Board Member, 4D Path Inc.

The Board determined that Judy has recent and relevant financial experience, and agreed that she has the appropriate qualifications and background to be an audit committee financial expert.

Urs Rohner Independent Non-Executive Director Age: 61 Nationality: Swiss Appointed: 1 January 2015

Skills and experience

Urs has a broad business and legal background and extensive senior level experience at multinational companies.

Urs has served as Chairman on a number of Boards, most recently for Credit Suisse. Prior to joining Credit Suisse in 2004, Urs served as Chairman of the Executive Board and CEO of ProSieben and ProSiebenSat.1 Media AG. This followed a number of years in private practice at major law firms in Switzerland and the US, having been admitted to the bars of the canton of Zurich in Switzerland in 1986 and the state of New York in the US in 1990.

External appointments

Chairman of the Board and of the Governance and Nominations Committee, Credit Suisse Group AG; Chairman and member of the Board of Trustees, Credit Suisse Research Institute and Credit Suisse Foundation; Vice-Chairman of the Governing Board, Swiss Bankers Association.

Key   Committee Chair       Nominations & Corporate Governance      Audit & Risk      Remuneration      Science      Corporate Responsibility

          Transformation & Separation

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Corporate Executive Team

Skills and experience

Dr Hal Barron Chief Scientific Officer and President, R&D	Hal joined GSK and the CET in 2018. See Board biographies on pages 80 to 82.

Roger Connor President, Global Vaccines	Roger joined the CET in 2013. He was appointed President of GSK Global Vaccines in 2018. In addition to leadership of the Vaccines business, he is responsible for GSK’s global procurement organisation. Roger is also a member of the Gavi board, the Vaccine Alliance, where he represents the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) constituency. Previously, he was President, Global Manufacturing & Supply and, before that, Vice President, Office of the CEO and Corporate Strategy. Roger joined GSK in 1998 from AstraZeneca. Roger holds a degree in Mechanical and Manufacturing Engineering from Queen’s University, Belfast and a Master’s in Manufacturing Leadership from Cambridge University. He is a Chartered Accountant.

Diana Conrad Senior Vice President, Human Resources (HR)	Diana was appointed Senior Vice President, Human Resources (HR) and member of the CET in April 2019. She was previously Senior Vice President, HR, Pharmaceuticals R&D from 2016 where she played a key strategic role as leader of the R&D people and culture agenda to support its transformation.

Diana joined GSK Canada’s HR team in 2000 where she held several roles of increasing responsibility before becoming Senior Vice President, HR for Consumer Healthcare in 2009.

Prior to joining GSK, she held HR roles in companies including GE Capital, Gennum Corporation and Zenon Environmental Laboratories. Diana has an Honours Bachelor of Arts from McMaster University in Canada.

James Ford Senior Vice President and General Counsel	James joined the CET in 2018, when he was appointed Senior Vice President and General Counsel. He joined GSK in 1995 and has served as General Counsel Consumer Healthcare, General Counsel Global Pharmaceuticals, Vice President of Corporate Legal and was Acting Head of Global Ethics and Compliance. Prior to GSK, James was a solicitor at Clifford Chance and DLA. He holds a law degree from University of East Anglia and a Diploma in Competition Law from Kings College. He is qualified as a solicitor in England and Wales and is an attorney at the New York State Bar. James is based in London but has practised law and lived in the US, Singapore and Hong Kong. James is co-chair of the US based Civil Justice Reform Group and a director of the European General Counsel Association.

Nick Hirons Senior Vice President, Global Ethics and Compliance	Nick was appointed to the CET in 2014 as Senior Vice President, Global Ethics and Compliance, responsible for compliance, risk management, corporate security and investigations. Nick joined GSK in 1994 as an International Auditor. He was later Head of Audit & Assurance, where he combined five audit functions into an independent team with a common risk-based methodology. In 2013, Nick relocated to China to establish a governance model for our China business and created a consistent approach to compliance. Nick is a fellow of the Chartered Institute of Management Accountants.

Sally Jackson Senior Vice President, Global Communications and CEO Office	Sally joined the CET in March 2019 as Senior Vice President, Global Communications and CEO Office. She is responsible for communications and government affairs for our three global businesses and in the markets, as well as employee engagement across the Group. She is also the CEO’s Chief of Staff. Prior to this Sally was Senior Vice President Office of the CEO and CFO and she previously served as Head of Investor Relations. She joined GSK in 2001. Sally holds a degree in Natural Sciences from the University of Cambridge.

Iain Mackay Chief Financial Officer	Iain joined GSK and the CET in 2019. See Board biographies on page pages 80 to 82.

Brian McNamara CEO, GSK Consumer Healthcare	Brian joined the CET in 2016, when he was appointed CEO, GSK Consumer Healthcare. He joined GSK in 2015 as Head of Europe and Americas for GSK Consumer Healthcare, following the creation of the previous Joint Venture between GSK and Novartis. Previously, he was head of Novartis’ OTC division. Brian began his career at Procter and Gamble.

Brian is a Board member of the Consumer Goods Forum and former Chairman and Board member of the Global Self-Care Federation (GSCF). He earned an undergraduate degree in Electrical Engineering from Union College in New York and an MBA in Finance from the University of Cincinnati.

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Corporate Executive Team continued

Skills and experience

Luke Miels President, Global Pharmaceuticals	Luke joined GSK and the CET in 2017 as President, Global Pharmaceuticals, responsible for our commercial portfolio of medicines and vaccines. Luke also co-chairs the Portfolio Investment Board with Hal.
He previously worked for AstraZeneca as Executive Vice President of their European business and, prior to that, was Executive Vice President of Global Product and Portfolio Strategy, Global Medical Affairs and Corporate Affairs. Before that, he was head of Asia for Roche based in Shanghai and then Singapore. Prior to that he held roles of increasing seniority at Roche and Sanofi-Aventis in the US, Europe and Asia.
Luke holds a Bachelor of Science degree in Biology from Flinders University in Adelaide and an MBA from the Macquarie University, Sydney.

David Redfern Chief Strategy Officer	David joined the CET as Chief Strategy Officer in 2008 and is responsible for corporate development and strategic planning. Previously, he was Senior Vice President, Northern Europe with responsibility for GSK’s pharmaceutical businesses in that region and, before that, he was Senior Vice President for Central and Eastern Europe. He joined GSK in 1994. David was appointed Chairman of the Board of ViiV Healthcare Limited in 2011 and a Non-Executive Director of the Aspen Pharmacare Holdings Limited Board in 2015.
He has a Bachelor of Science degree from Bristol University and is a Chartered Accountant.

Regis Simard President, Pharmaceuticals Supply Chain	Regis joined the CET in 2018, when he became President, Pharmaceuticals Supply Chain. He is responsible for the manufacturing and supply of GSK’s pharmaceutical products. He also leads Quality and Environment, Health, Safety and Sustainability at a corporate level. Regis joined GSK in 2005 as a Site Director in France, rising to become Senior Vice President of Global Pharmaceuticals Manufacturing before his current role. Previously, he held senior positions at Sony, Konica Minolta and Tyco Healthcare. He is a member of the Board for ViiV Healthcare.
He is a mechanical engineer and holds an MBA.

Karenann Terrell Chief Digital & Technology Officer	Karenann joined GSK and the CET in 2017 as Chief Digital & Technology Officer, responsible for our technology, digital, data and analytics strategy. Previously, she worked for Walmart as Chief Information Officer. Prior to this, she was at Baxter International, where she was Chief Information Officer, and before that Daimler Chrysler Corporation. Karenann be gan her career at General Motors. In 2017 she became a Non-Executive Director of Pluralsight LLC.
She earned graduate and post-graduate degrees in Electrical Engineering from Kettering and Purdue Universities respectively.

Phil Thomson President, Global Affairs	Phil joined the CET in 2011. He was appointed President, Global Affairs in 2017, with responsibility for the Group’s strategic approach to reputation, policy development, stakeholder engagement, and Global Health. Previously, Phil was Senior Vice President, Communications and Government Affairs.
Phil is Chairman of The Whitehall & Industry Group and a Board member of the China–Britain Business Council.
He earned his degree in English, History and Russian Studies from Durham University.

Emma Walmsley Chief Executive Officer	Emma joined GSK in 2010 and the CET in 2011. See Board biographies on pages 80 to 82.

Deborah Waterhouse CEO, ViiV Healthcare	Deborah was appointed to the CET in January 2020. She became Chief Executive Officer of ViiV Healthcare in April 2017.
Deborah joined GSK in 1996 and was most recently the Senior Vice President of Primary Care within the company’s US business, prior to which she led the US Vaccines business. She has a strong track record of performance in both specialty and primary care. Deborah led the HIV business in the UK before heading the HIV Centre of Excellence for Pharma Europe and held international roles as General Manager of Australia and New Zealand and Senior Vice President for Central and Eastern Europe.

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Board architecture

In 2020, we enhanced our corporate governance framework to further improve the effectiveness of the Board and the way it works, and to support the Corporate Executive Team (CET) in delivering the transformation of our biopharma business and the planned separation of Consumer Healthcare.

GSK’s internal control and risk management arrangements, described on pages 98 and 99 and 43 to 49, are an integral part of our corporate governance framework.

See page 96 for more about the roles and membership of each Board Committee.

Attendance at scheduled Board and Committee meetings during 2020

	Board	Nominations & Corporate Governance	Audit & Risk	Remuneration	Science	Corporate Responsibility	Transformation & Separation

Total number of scheduled meetings	6	5	6	5	3	4	4

Members	Attended	Attended	Attended	Attended	Attended	Attended	Attended

Sir Jonathan Symonds	6	5					4

Emma Walmsley	6

Iain Mackay	6

Dr Hal Barron	6

Charles Bancroft*	4 (4)		4 (4)				4

Vindi Banga	6	5	6	5			4

Dr Vivienne Cox	6			5		4	3

Lynn Elsenhans	6	4	6			4	4

Dr Laurie Glimcher	6		6		3

Dr Jesse Goodman	6				3	4

Judy Lewent	6	5	6	5	3		4

Urs Rohner	6	5		5			4

Number of ad-hoc meetings	21		6	5	4

*	For Charles Bancroft, who joined the Board and the Audit & Risk Committee on 1 May 2020, the numbers in brackets denote the number of meetings he was eligible to attend.

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Board roles and responsibilities

Leadership	Independent oversight and rigorous challenge

Chairman

Jonathan Symonds

– Leads and manages the business of the Board

–  Provides direction and focus

–  Ensures clear structure for effective operation of the Board and its Committees

–  Sets Board agenda and ensures sufficient time is allocated to promote effective debate to support sound decision making

–  Ensures the Board receives accurate, timely and clear information

–  Meets with each Non-Executive Director on an annual basis to discuss individual contributions and performance, together with training and development needs

–  Shares peer feedback that is provided as part of the Board evaluation process

–  Meets regularly with all the Non-Executive Directors independently of the Executive Directors

–  Maintains a dialogue with shareholders on the governance of the company. .

  The Chairman’s role description is available on GSK.com

Chief Executive Officer

Emma Walmsley

–  Responsible for the management of the Group and its three businesses

–  Develops the Group’s strategic direction for consideration and approval by the Board

–  Implements the agreed strategy

–  Is supported by members of the CET

–  Maintains a continual and active dialogue with shareholders in respect of the company’s performance. .

  The Chief Executive Officer’s role description is available on GSK.com

Non-Executive Directors

–  Provide a strong independent element to the Board

–  Constructively support and challenge management and scrutinise their performance in meeting agreed deliverables

–  Shape proposals on strategy and offer specialist advice to management

–  Each has a letter of appointment setting out the terms and conditions of their directorship

–  Devote such time as is necessary to the proper performance of their duties

–  Are expected to attend all meetings as required.

Independence statement

The Board considers all of its Non-Executive Directors who are identified on pages 81 and 82 to be independent after being assessed against the circumstances set out in Provision 10 of the 2018 Code. The reviews of the continuing independence and commitment of both Judy Lewent, who has served on the Board for more than nine years, and Lynn Elsenhans, who will after 1 July 2021 have served on the Board for more than nine years, are described on pages 105 and 106.

Senior Independent Director

Vindi Banga

–  Acts as a sounding board for the Chairman and a trusted intermediary for other Directors

–  Together with the Non-Executive Directors, leads the annual review of the Chairman’s performance, taking into account views of the Executive Directors

–  Discusses the results of the Chairman’s effectiveness review with the Chairman

–  Leads the search and appointment process and makes the recommendation to the Board for a new Chairman

–  Acts as an additional point of contact for shareholders, maintains an understanding of the issues and concerns of major shareholders through briefings from the Company Secretary and Investor Relations.

  The Senior Independent Non-Executive Director’s role description is available on GSK.com

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Investor information

Board activity and principal decisions

The Board discharges its responsibilities through an annual programme of meetings. Papers and presentations to the Board (and its Committees) focus its oversight of performance and the driving of the company’s strategic direction. They are designed to either:

–	Facilitate effective decision making, being categorised for ‘awareness’, ‘input’ and/or ‘decision’, or

–	Aid the Board’s oversight of the business, being for ‘awareness’ only.

Items of business considered ‘mission critical’ to GSK’s long-term success are highlighted below.

Areas of focus in 2020			Long-term priorities link

Strategy	The Board’s oversight of the execution of our strategy included:

MC	–	Receiving and discussing reports from Pharmaceuticals, Vaccines and Consumer Healthcare

MC	–	Holding a joint Board and CET strategy day to discuss plans for the two successor businesses up to and beyond separation

	–	Receiving quarterly reports from the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Scientific Officer (CSO)

MC	–	Discussing and scrutinising ‘Future Ready’ plans for transforming Biopharma and Consumer Healthcare

MC	–	Scrutinising and approving major collaborations with third parties to develop vaccines and treatments for COVID-19

MC	–	Approving business development transactions and strategic partnerships with third parties, including the mRNA technology collaboration with CureVac following a review of Vaccines technology

	–	Reviewing and approving divestment of non-strategic Consumer Healthcare brands

Performance	The Board’s focus on performance included:

	–	Evaluating the CEO’s 2019 performance, and setting 2020 objectives

MC	–	Setting the annual budget and plan, and the forward-looking three-year forecast

	–	Annual talent and succession plan review

	–	Scrutinising the Group’s financial performance

	–	Reviewing the risks and impacts of COVID-19 on the Group’s business and performance

	–	Reviewing the quarterly financial results, dividend proposal, earnings guidance, investor materials and results announcements

	–	Confirming the viability and going concern statements

	–	Approval of the statutory accounts

Science	The Board’s focus on science included:

	–	Briefings on the key elements of R&D strategy:

MC	–	Review of R&D Science x Technology x Culture strategy

MC	–	Receiving updates on the progress of key R&D assets, including the impact of COVID-19

MC	–	Receiving and approving if appropriate, a number of business development transactions to further strengthen the pipeline

Governance	The Board’s focus on governance included:

	–	Receiving reports from its Committees

	–	Receiving reports from the external auditor

	–	Approving the appointment of a new Non-Executive Director, audit committee financial expert and successor Audit & Risk Committee Chair

	–	Establishing a new Committee to focus on Transformation & Separation

	–	Approving the 2019 Annual Report and Form 20-F

	–	Receiving reports on corporate governance and regulatory developments and the Company Secretary’s report

	–	Considering conclusions and agreeing actions from the Board’s external evaluation

MC	–	Setting the Board’s 2020-2022 priorities

	–	Reviewing our modern slavery statement and gender pay gap positioning

MC	–	Annual review of the Board’s Enterprise Risk Responsibility Framework and Enterprise-wide Risks

Cultural transformation	–	Receiving updates on cultural transformation progress

Our stakeholders	The Board’s consideration for stakeholder impacts included:

	–	Reviewing the Board’s governance architecture

	–	Considering reports from the Workforce Engagement Director

	–	Discussing reports on annual employee survey results

	–	Reviewing stakeholder perception research

Mission critical items MC Link to long-term priorities:      Innovation     Performance      Trust      Culture

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Board activity and principal decisions continued

Board members consider the interests of GSK’s key stakeholders and how their decisions could potentially affect them. Papers considered by the Board and its Committees seek to highlight relevant stakeholder impacts of proposals under consideration – whether positive or negative – in support of this duty and the decision-making process.

Selected examples of 2020’s principal decisions, and how the Board considered stakeholder perspectives, are set out below:

Decisions	How Board/Committee regarded stakeholder interests	Stakeholder groups, and other section 172 duties considered	Principal decision made by our Board/Committees

Business development, collaborations and deals (including COVID-19)

The Science Committee and the Board reviewed several business development opportunities and COVID-19 collaborations. Those leading to concluded transactions included:

–  A strategic collaboration with CureVac to access its mRNA platform capability to supplement GSK’s SAM technology following a review of Vaccines technology

–  A TB consortium collaboration to develop a novel treatment for TB

–  A partnership with IDEAYA Biosciences in synthetic lethality, an emerging field in precision medicine oncology

–  A collaboration with Vir Biotechnology, to identify potential COVID-19 treatment options

–  Partnerships with Sanofi, Medicago and Clover for three potential COVID-19 vaccines using different technologies

These arrangements were considered in the context of their potential to help GSK deliver transformational medicines to patients

		Stakeholders: Patients, consumers, employees and investors Other s172 duties: Our long-term results, workforce and business relationships	The Science Committee considered the scientific merits of these business development opportunities prior to the Board’s review and approval

Commercial model changes in China and other selected markets

The Audit & Risk Committee (ARC) considered, and recommended to the Board, changes in our healthcare professionals (HCP) engagement and sales force incentive (SFI) programme in China and other selected markets. This reflected the growing shift in GSK’s portfolio to innovative Specialty Care products and our aim to increase competitiveness and build further on the initial phased roll out of the new SFI programme in 2019

It examined these changes as a means of:

–  Attracting and retaining the best sales force talent in China

–  Increasing the sales force’s accountability and performance focus – Enhancing the quality of our dialogue with HCPs in China

–  Helping us to serve patients better

The ARC agreed robust governance arrangements to underpin these changes, including real-time monitoring and advanced data analytics. These uphold our ethical and values-led approach to HCP engagement

Stakeholders:

HCPs, other medical experts, employees, investors, governments, regulators, patients and consumers

A Non-Executive Director briefing workshop was held as part of the ARC review process. This enabled the Board to meet the China Pharmaceuticals Leadership Team and discuss the country’s commercial policy, risk management and compliance culture

Other s172 duties:

Our long-term results, workforce, business relationships and reputation

The ARC recommended these limited SFI programme changes to the Board for approval

To safeguard key stakeholder interests, the new programme is being implemented in controlled phases across markets. A review of the robustness of the programme’s governance arrangements was presented to the ARC at the end of 2020

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Board activity and principal decisions continued

Decisions	How Board/Committee has had regard to stakeholder interests	Stakeholder groups and other section 172 duties considered	Principal decision made by the Board/Committees

COVID-19 solutions and pandemic preparedness investment	The Corporate Responsibility Committee:	Stakeholders: HCPs, other medical experts, employees, investors, governments, regulators, non- governmental organisations, multilateral organisations, patients and consumers	The Committee recommended, and the Board approved, the proposals because they fully aligned with our purpose, strategy and areas of business focus
– Considered GSK’s approach to COVID-19 solutions with our vaccines, adjuvant, and therapeutics pricing, supply, and allocation
– Agreed the proposal to commit profits from the sales of COVID-19 vaccines during the pandemic to investment in pandemic preparedness

The Committee was pleased to agree GSK’s COVID-19 solutions’ approach and principles: working in partnership, taking a global approach, committing to access, and supporting future pandemic preparedness. This approach seeks to strike a balance between generating economic return by rewarding innovation and investing in our business, while acting responsibly towards our key stakeholders in supporting the global response to the pandemic

New environmental sustainability goals

The Corporate Responsibility Committee received and considered a proposal to review and develop our existing environmental sustainability targets

These ambitious new targets firmly aligned to expectations on environmental sustainability across our key stakeholder groups, with a focus on climate change and damage to nature

The Committee agreed that addressing this expectation would positively impact GSK’s reputation, employee engagement and equity position, and mitigate our exposure to financial and supply chain risk

Stakeholders:

Investors, employees, governments, regulators, non-governmental organisations and multilateral organisations

Others 172 duties:

Our long-term results, workforce, business relationships, community, environment and reputation

The Committee recommended, and the Board agreed, this step-change in the scale and pace of addressing our impact on the environment by committing to a goal of net zero impact on climate and a positive impact on nature across our value chain by 2030

This will contribute to protecting and restoring a healthy planet to improve people’s health. By linking these goals to actions to remove carbon, improve biodiversity and restore local water basins, we will demonstrate a ‘nature positive’ approach, by giving back more than we take

Inclusion and diversity

The Corporate Responsibility Committee received and considered a proposal:

–  For greater transparency of employee race and ethnicity data and aspirations in 2021. This supports our aspiration to increase the percentage of our leaders who identify as ethnically diverse

–  To further increase our global gender aspiration

The Committee noted that:

–  Our strategic commitment to being a modern employer was a key component of the Trust priority, with a strong employee experience being critical to attracting and retaining key talent to deliver our Innovation, Performance and Trust priorities underpinned by culture

–  As part of our broader efforts in the area of race, ethnicity and gender this proposal was consistent with:

–  Our approach to inclusion and diversity (I&D), which focuses on ensuring our workforce reflects communities in which we work and hire

–  Disclosing gender diversity data and aspiration setting globally

Stakeholders:

Investors, employees, governments, regulators, non-governmental organisations and multilateral organisations

Others 172 duties:

Our long-term results, workforce, business relationships, community, environment and reputation

The Committee supported the proposal and the Board agreed to:

–  Report employee race and ethnicity data in the 2020 Annual Report, accompanied by our headline aspirational statement

–  More detailed external disclosure of US and UK data and specific aspirational targets for delivery by the end of 2025

–  Increase our global gender aspiration for VP and above roles to 45%, or higher, by the end of 2025

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Our purpose, values and culture

The Board’s role is to promote GSK’s sustainable success, drive long-term growth for shareholders and add value for stakeholders. Our Strategic report on pages 1 to 76 demonstrates how we work to achieve these goals, while our Corporate Governance report on pages 78 to 110 explains how our governance arrangements support our strategy and Innovation, Performance and Trust priorities underpinned by our culture.

Our purpose

GSK’s purpose is to improve the quality of human life by helping people do more, feel better and live longer. It is underpinned by our values of patient focus, integrity, respect and transparency. Our purpose and values are a source of great pride to our Board, management and employees. They help attract and retain talented individuals who want to be part of a Group that contributes to society. They also strengthen our relationships with each other, and with patients, consumers and other key stakeholders. In doing so, they help us to take new medicines, vaccines and consumer healthcare products to patients and consumers around the world.

Our culture

The Board is responsible for setting the Group culture, which plays a key role in delivering high standards of business conduct, promoting long-term success and unlocking and protecting value. GSK’s expectations of courage, accountability, development and teamwork are fundamental to our culture. In 2020, we continued to make good progress in evolving our culture to increase the pace and performance focus of the way we work, as discussed below.

The Board receives regular updates from GSK’s CEO, CSO, CFO, Head of Human Resources and global businesses on our progress in aligning our strategy, performance and values-based culture. It assesses the progress of our culture shift mainly through the results of GSK’s regular employee surveys. A culture dashboard tracks four indicators of progress, namely:

–	Appointing and promoting the right people

–	Leadership capability

–	Employee engagement

–	Ways of working

The Head of Human Resources regularly updates the Board on progress against these indicators.

The Board further supports GSK’s culture change by seeking to appoint and promote the right people, enhancing governance controls and processes to uphold and incentivise the right behaviours, and training and developing employees.

During the year, the Board’s discussion of culture centred on employees’ experience of GSK and our ways of working, particularly against the backdrop of the COVID-19 pandemic. It also considered our progress in evolving GSK’s culture against insights and reflections from key external stakeholders. The Audit & Risk and Corporate Responsibility committees, meanwhile, considered the respective risk and compliance aspects of our culture change and performance in line with our Trust priority.

Culture change in a complex, global organisation such as GSK takes time and sustained effort. The Board recognises that the ‘tone from the top’ drives a company’s culture and that it, and the CET, must be role models, with their words, actions and behaviours setting the template for employees. Board members seek to lead by example. For instance, alongside the rest of the workforce, they take the following key GSK training and awareness modules:

–	Living our values and expectations – which explores GSK’s values, expectations and culture and their application to our operations and ways of working

–	Anti-bribery and corruption

–	Inclusion and diversity

The way our people have lived and worked through the COVID-19 pandemic and the crucial role our leaders have played is described on page 10.

The recent race and ethnicity challenges in the US reinforced our focus on inclusion and diversity, a core element of our culture. We are confident of our work to date but realise there is more we can do. Further progress in promoting our inclusion and diversity agenda is set out on page 36 of our Strategic report and page 103 of the Corporate Responsibility Committee Chair’s report.

Our Code of Conduct embodies our values and expectations. It is kept under review by the Board and is refreshed regularly. It is available on gsk.com.

Our corporate standards and employee policies are aligned to our values and expectations. They include our long-standing Speak Up arrangements, which enable employees to raise matters confidentially or anonymously without fear of reprisal. The Board, through the Audit & Risk Committee, reviews Speak Up reports provided by GSK’s Global Ethics and Compliance (GEC) team. Our Speak Up channels and reports are managed by an independent third party, with cases then investigated by GEC.

For more details on how we enable our culture change and invest in and reward our workforce see pages 10 and 36.

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The Board’s approach to engagement

GSK’s engagement with our main stakeholder groups – including patients, shareholders, consumers, customers and employees – at all levels of the organisation and across the enterprise is summarised on pages 16 and 17 of our Strategic report.

The way the Board considered key stakeholders’ interests in its discussions and decision making in 2020 is set out below. For a holistic view of how the Board discharges this duty, this should be read in conjunction with the:

–	Section 172 statement on page 108, and the areas it cross-references in this Annual Report

–	Principal decisions made by the Board and its Committees, on pages 88 and 89

Our stakeholders, quite rightly, have high expectations of us. Our dynamic operating environment presents many challenges and opportunities. In responding to such prospects, the Board seeks to ensure that, as well as remaining commercially successful, we meet stakeholders’ expectations and uphold our reputation, maintain our licence to operate, and build trust. To ensure that we identify and respond to their expectations effectively, the Board engages with many stakeholders directly, as well as by other means.

The influence and importance of different stakeholder groups can vary, depending on the matter being considered. Indeed, different stakeholders’ interests can be in conflict, requiring balanced judgment by the Board.

Stakeholder engagement and feedback helps us identify emerging issues. It enables the Board to consider GSK’s activities in the context of what is relevant and important to stakeholders, so ensuring we deliver our purpose, and advance towards our goal of becoming one of the world’s most innovative, best-performing and trusted healthcare companies.

Our principal Board Committees, and the CET, have delegated powers. This enables them to build detailed understanding of the impacts of the company’s actions or plans on stakeholders through engagement briefings. These insights are then shared with the Board as appropriate.

The Board primarily receives intelligence on stakeholder perspectives from the work of the Corporate Responsibility Committee, which is covered on page 102.

To further improve their understanding of stakeholder matters, Board members are encouraged to meet individually with employees, shareholders and other key stakeholders, during their induction and afterwards on an ongoing basis. They are encouraged to report to the Board on such experiences where relevant and material.

The Board also learned of stakeholder views in 2020 from:

–	The CEO’s Board Reports

–	Monthly stakeholder perception reports

–	Business updates

–	Reactions to GSK’s COVID-19 response built around People, Business Continuity and Solutions
–	Key stakeholder perspectives at the Board and CET strategy day

–	Business development analysis and justifications

–	Board and Committee evaluations

–	Remuneration policy reviews and the wider workforce pay perspective

–	Culture and succession planning updates

–	Workforce Engagement Director updates

–	Annual Governance Meeting

–	Annual General Meeting

–	Employee survey reports

–	Briefings during Annual Strategy meetings

–	The Annual Budget and Business planning process

–	Corporate governance and regulatory development updates

Our workforce

We have well established and strong engagement mechanisms with our colleagues, as described on page 10 and 16. Two key governance channels help communicate the workforce’s views to the Boardroom:

–	Feedback from GSK’s global employee survey

–	The work of our Workforce Engagement Director, Dr Vivienne Cox, who regularly gathers and explains colleagues’ views to the Board, as she outlines overleaf

The Chairman and other Non-Executive Directors also regularly meet employees around the Group and report back to the Board.

The overall employee engagement score from our global employee survey is one of our operating key performance indicators, and is published on page 10. This year’s survey was conducted in spring 2020 against the backdrop of the intensifying COVID-19 crisis and significant business change. It resulted in an engagement score of 84%, the highest since the survey’s 2012 inception and an increase of 6% since the previous survey in September 2019.

The Board was very pleased to see improvements in survey scores across each of our Innovation, Performance and Trust priorities powered by culture. These revealed the following trends in employee sentiment:

–	Purpose: Deeper connection to our purpose and the patient/consumer. Positive changes in our culture are contributing to a more engaged, productive and happy workforce, and stronger performance. Employee feedback was very consistent on these key benefits, with a general agreement that the workforce contribution was being recognised. There was strong support for the rationale behind GSK’s COVID-19 response, with its emphasis on People, Business Continuity and Solutions while retaining focus on critical Innovation, Performance and Trust priorities powered by culture

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The Board’s approach to engagement continued

–	Performance: Leader-driven care for our people: Our employees generally felt valued, supported and respected during the crisis, which helped them form stronger connections to their leaders and each other. They appreciated the greater regularity of communication, and its open, honest and more informal style

By necessity, our employees were much more flexible in how they got their jobs done, with many working around commitments at home. They reacted well to leaders’ openness in sharing their own challenges and to support for more flexible working patterns. There was similar appreciation for the company’s flexibility around childcare needs and holidays, and the support for employee health and wellbeing

This led to a new Performance with Choice initiative, which enables a combination of face-to-face collaboration and digital working. The first wave of participants to sign up for the initiative were office-based employees (including office workers in laboratories and factories) who do not need to be on-site. In setting their new work parameters, employees worked with their managers on how and where they work, in line with their 2021 objectives, performance requirements, and wider team preferences

–	Clear accountabilities and pace: There was also a positive recognition that management were assembling the right teams with appropriate expertise irrespective of where, or at what level, people were in the company, to respond rapidly and collaboratively to fast-changing issues and opportunities

 Workforce Engagement Director

It is now two years since I became GSK’s first Workforce Engagement Director, a role which has been my privilege to carry out. I have very much enjoyed meeting with a wide variety of employees across the Group in different businesses and geographies.

A plan of visits had been agreed for the year. However, due to COVID-19, we needed to be more creative and embraced technology and switched to virtual meetings. Nonetheless, the meetings were very insightful and provided helpful employee perspectives on our progress and the evolution of GSK’s culture.

The year’s schedule included Let’s Talk sessions with teams of employees from Oncology US Commercial, Consumer Healthcare R&D and Marketing, Artificial Intelligence and Machine Learning in R&D and Development R&D as well as a dialogue with the Race and Ethnicity Employee Resource Groups. Finally, I observed the Annual Senior Leaders virtual meeting.

The Let’s Talk sessions are a well-established virtual employee voice channel – to have direct conversations. Before each session, I received a briefing from the business and the Head of Human Resources. This included workforce data and GSK survey data and insights on the business I was meeting, in the context of the business as a whole and our wider group.

The Let’s Talk sessions followed a consistent format that enabled me to directly compare feedback gathered from different parts of the workforce during the year. Participants represented a diverse cross-section of the employees within each team. I was keen to hear both from employees who have been with us for some time and those who were new to the company and could bring recent perspectives, to compare GSK to other organisations they have experienced.

I introduced myself and my role, explained why I am passionate about employee engagement, the purpose of the conversation and what I would do with the feedback. The ground rules were managed in line with our values and expectations to ensure participants were comfortable to express their anonymised views. I kept the groups small, so that I could get to know the participants and encourage them to share their views.

After the session, I then synthesised this feedback into a non-attributed report for the next Board meeting.

Last October, the Chairman and I had the pleasure to meet virtually with leaders and members of GSK’s Race and Ethnicity Employee Resource Groups. We talked about the Board’s support for the CEO’s ambition and actions to improve inclusion and diversity. It was a wide-ranging conversation. In particular, we discussed the commitment to be more transparent about the ethnic representation of our workforce and leadership, and to set public aspirational targets to focus everyone at GSK on improving this ratio. For further details on the company’s inclusion and diversity work and the newly published aspirations see page 36. As I develop my role, I aim to incorporate an annual discussion with a selection of GSK’s Employee Resource Groups.

I am pleased to report that, in general, the employees I have met are broadly supportive of GSK’s culture changes and the key benefits delivered. They value the advantages of working for a large company with a strong purpose. The company’s response to the COVID-19 crisis received particular support. However, as many of the workforce continue to deal with the challenges of working remotely, I will continue to enquire how they are staying resilient, motivated and mentally well.

Some employees have raised the impact of restructurings. There was excitement about the opportunities that the separation into two companies could bring, but there was also some natural trepidation, which is understandable. COVID-19 permitting I hope to be able to engage with employees face-to-face sometime during 2021. In the meantime, the virtual route is enabling me to carry out my role. I look forward to continuing to provide a platform for employees’ views and perspectives in the Boardroom.

Dr Vivienne Cox

Non-Executive Director

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The Board’s approach to engagement continued

Our shareholders

The Board seeks to directly engage with private retail and institutional shareholders in several ways. These include regular communications, the AGM and our Annual Governance Meeting, and via the work of our Investor Relations team, the Chairman, Sir Jonathan Symonds, and our Company Secretary, Victoria Whyte.

During the year, our CEO, Emma Walmsley, and CFO, Iain Mackay, also gave quarterly results presentations to institutional investors, analysts and the media by webcast teleconference. These are available on GSK.com.

Emma and Iain conduct a continual and active dialogue with institutional shareholders on our performance, plans and objectives through regular meetings. In 2020, Emma held 42 individual meetings with major shareholders and hosted 27 group meetings with actual and potential major shareholders. Meanwhile, Iain held 58 individual meetings and 28 group meetings.

Jon maintains an active dialogue with our shareholders – including fund and portfolio managers – as well as seeing governance professionals. This enables him to build a full picture of major shareholders’ insights and perspectives on GSK. Following his introductory meetings in 2019, he held more than 16 general catch-up meetings with a range of investors, comprising approximately a third of the company’s share register.

Annual Governance Meeting

The Board holds an Annual Governance Meeting with institutional shareholders, key investment industry bodies and proxy advisory firms.

This year, due to COVID-19, the Chairman hosted a virtual event in December. He was joined by our Senior Independent Director, Workforce Engagement Director, Committee Chairs and GSK’s external audit partner. We shared the following key information with investors:

–	Changes to the Board and its Committees and the increased focus on Board imperatives and management oversight

–	The increased importance of the Corporate Responsibility and Science committees

–	The strong Board oversight of progress towards separation via the Transformation & Separation Committee

–	Thoughtful and rapid response to COVID-19, focusing on employees, business as usual activities, and potential treatments and vaccines

–	Employee feedback on how positive changes in GSK’s culture appear to be supporting a more engaged, productive and happy workforce, and stronger performance

–	The continued evolution of GSK’s approach to environmental, social and governance (ESG) matters, with the emphasis on social and ESG reporting

–	GSK’s modern employer approach, including its focus on inclusion and diversity, and the response of the Board and organisation to these issues
–	A holistic view of the work, relationships and future focus of the Audit & Risk Committee

–	To discuss our Remuneration policy, practices and proposals

The meeting was well received, with thoughtful and incisive questions being put to the attending Board members and GSK’s external audit partner. Shareholder feedback was shared subsequently with the rest of the Board.

This year, as usual, the Annual Governance Meeting slides were available on gsk.com after the event.

Annual General Meeting

This year our AGM in May 2021 will be held at our registered office due to COVID-19 restrictions on public gatherings. We will broadcast the AGM and all shareholders are invited to join, ask questions and vote at the meeting, all electronically. Further details can be found on page 279.

Unfortunately, due to the COVID-19 pandemic, we were unable to hold our 2020 AGM as planned. We held it instead at our registered office as a closed meeting attended by the Chairman and Company Secretary. This was in line with the minimum quorum for our shareholder meetings and the UK Government’s lockdown requirements. Other Board members joined by telephone. While this was not an ideal AGM format, our priority was to protect our shareholders, employees and the Board, and uphold GSK’s governance, so we could continue to provide healthcare to patients in need.

We wrote to shareholders in early April 2020 to explain these arrangements and to encourage them to submit proxy votes. Our responses to shareholder questions submitted in advance of our AGM were published on our website. All our proposed resolutions were approved by shareholders, with majorities ranging from 88% to 99%.

The Board was very keen to provide a channel for meaningful engagement with shareholders, as it would at a conventional GSK AGM. It therefore held a shareholder webcast immediately after the meeting, attended by all Board members. During the webcast, our Chairman and CEO gave updates, after which shareholders were able to question the Chairman, CEO, CFO and CSO. Questions could also be lodged for other Board members, for them to answer afterwards.

The webcast offered all shareholders, including those who could not ordinarily attend our AGM, an opportunity to engage with our Board. Shareholders could join by telephone or online, with answers being given to a broad range of their questions, including some submitted in advance. A recording of the webcast and a Q&A summary are available on GSK.com.

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Board performance

The Board evaluates its performance, and that of its Committees, every year. The evaluation is normally carried out externally every third year, with the last one being facilitated in 2019 by Jan Hall of No 4, a business advisory company which does not have any other connection with GSK. The Board felt it would be helpful for No 4 to conduct the 2020 evaluation to check progress on the implementation of the key measures agreed by the Board after the previous year’s review.

Preparation

No 4 met with the Chairman in advance of the evaluation, for an update on how the Board is operating and GSK’s future priorities, and to agree the review’s objectives, scope and timetable. The Company Secretary also provided No 4 with advance access to Board and Committee materials, and other information.

Interviews

During November and December 2020, No 4 conducted confidential and detailed virtual interviews with the Board, selected CET members, the Company Secretary, GSK’s external auditor and our independent remuneration adviser, to seek their views on the Board’s effectiveness. These meetings reflected an agreed discussion guideline that was sent to each participant beforehand. This included key topics from the Financial Reporting Council’s 2018 Guidance on Board Effectiveness and the relevant requirements of its 2018 UK Corporate Governance Code, although this did not limit the feedback each participant could give.

Review

The Review sought to focus on progress made against what the Board focused on for 2021 and to continue to evolve for the successful delivery of two companies at separation and beyond. The evaluation results and suggested next steps were included in a summary report, compiled by No 4 and discussed initially with the Chairman, CEO and the Senior Independent Director (SID). The Review was presented to the Board in December 2020 which covered the following main areas of effectiveness review:

–	Overall review of the Board

–	Board organisation, agenda and information

–	Board dynamics, challenge and input

–	Future strategy development and

–	Performance delivery

The Review also highlighted proposals for the Board and its Committees to better explore and resolve the ‘tough questions’, which would be at the heart of making the Board even more effective.

Action points

At the meeting to review the evaluation, the Board split into three groups with an appropriate mix of Executive and Non-Executive Directors to review and consider the report. After due consideration and discussion the following action points to further improve performance in 2021 were agreed:

–	Consideration had and would continue to be given to stop any unnecessary tasks to free more time to focus on the priorities with the pre-condition that creating shareholder value was of prime importance

–	Consideration would also be given to making the best use of the Board’s time during virtual meetings and incorporating opportunities for ‘unstructured discussions’ where possible

–	The Board would continue to discuss the approach to separation during the course of the year

–	The Science Committee would look to further deepen its understanding of how R&D’s resources were allocated

–	There was a desire to further enhance root cause analysis that was undertaken when incidents or issues occurred. This was to ensure they could be avoided in the future and as part of the Group’s approach to further improving performance

Board Committees

The review of the Board committees focused on their progress in embedding enhanced ways of working, that had been agreed after No 4’s 2019 review of the Board’s governance and architecture. It involved virtual interviews with Committee members conducted by No 4 on behalf of the respective Committee Chairs. Each Committee was considered to operate effectively. To maintain optimal effectiveness, the Committee Chairs were mindful of continuing to prepare full oral reports to update the whole Board on their work as appropriate. The important issues would be highlighted for comment.

Chairman

The SID and No 4 sought feedback on the Chairman’s performance from the Directors individually and collectively. The results of the effectiveness review were then noted by No 4 and discussed by the Chairman and the SID.

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Board performance continued

Progress on 2019 Board evaluation

Progress against the conclusions of the 2019 Board evaluation review is set out below.

Areas of focus for 2020	Progress/Achievements

Meetings and organisation To improve the balance between presentation and discussion to create more time for debate	Board and Committee presentations are organised around a brief summary of the key issues and questions to be addressed, so the majority of the allotted time is given over to Q&As, discussion and decisions

Board dynamics and individual contributions To facilitate even greater individual contributions by creating more discussion time	Board and Committee agendas, papers and presentations have been further evolved and organised to allow more time for Board members to provide insights and perspectives on matters critical to Board priorities

Committees To review the remit and attendees at the Board’s Committee meetings to ensure they are fit for purpose for 2020 and beyond	Board Committee terms of reference were updated and a new Transformation & Separation Committee was established by the Board in March 2020

Risk To agree which Board Committee will ensure deeper oversight and review of each of the Group’s enterprise risks	This exercise was completed by the Board. The terms of reference of the relevant Board Committee were updated to reflect the agreed reallocation of enterprise risk oversight responsibilities

Strategy and performance To conduct deep dives into the key strategic areas and ensure a focus on supporting management to execute the agreed strategy	Board and Committee agendas have been organised to emphasise and allocate time for discussing ‘mission critical’ input and decision papers, to reinforce the focus on strategic execution

Board knowledge To deepen the Board’s knowledge and understanding of the latest scientific developments	The Board benefitted from greater insight into GSK’s R&D strategy from several R&D science theme deep dives during the year, specifically human genetics, COVID-19 vaccines, mRNA technology and AI and ML

Stakeholders

Within the business, the Board should continue to focus on the key areas of focus for the CET, namely: strengthening the R&D pipeline, growth, transformation and delivery of GSK’s Trust business priority

The Board is aligned with the CET on delivering these mission critical items for the benefit of all our key stakeholders

Externally, it should maintain strong relationships and communication with shareholders and other key stakeholders to seek their input and keep them well informed on progress	For more information on this continuing area of focus, see page 16

Succession planning To complete the appointment of the Audit & Risk Committee (ARC) Chair’s successor	Charles Bancroft joined the Board and the ARC on 1 May 2020. He will succeed Judy Lewent as ARC Chair in March 2021, after this Annual Report is published

Governance To build further on GSK’s commitment to environmental, social and governance (ESG) matters	The Board approved, and the company announced, ambitious new environmental sustainability goals: to have a net zero impact on climate and a net positive impact on nature by 2030

A search has been undertaken to seek a successor to Lynn Elsenhans, as Chair of the Corporate Responsibility Committee, Lynn has agreed to serve for another year until she retires from the Board in May 2022. See page 105 for further details

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Board Committee information

Each Board committee has written terms of reference which have been approved by the Board and are reviewed at least annually to ensure that they comply with the latest legal and regulatory requirements and reflect best practice developments. The following is a summary of the role of each Committee and lists its membership. The current full terms of reference of each Board Committee are available on gsk.com. The number of Committee meetings and Committee members’ attendance are described on page 85.

Details of Committee members’ skills and experience are included in their biographies under ‘The Board’ on pages 81 to 82. In accordance with the FRC’s 2018 Code, the Board has determined that Judy Lewent and Charles Bancroft have recent and relevant financial experience. It has also agreed that they both have the appropriate qualifications and background to be audit committee financial experts as defined by the Sarbanes-Oxley Act of 2002, and has determined that they are independent within the meaning of the Securities Exchange Act of 1934, as amended.

Board Committee	Role	Membership comprises	Board committee report on page

Audit & Risk	Reviews the financial reporting process, the integrity of the company’s financial statements, the external and internal audit process, the system of internal control and the identification and management of risks, and the company’s process for monitoring compliance with laws, regulations and ethical codes of practice	Judy Lewent (Chair) Charles Bancroft (from 1 May 2020) Vindi Banga Lynn Elsenhans Dr Laurie Glimcher	97-102

Initiates audit tenders, the selection and appointment of the external auditor, setting their remuneration and exercising oversight of their work

Corporate Responsibility	Considers GSK’s Trust priority and oversight of progress against the associated Trust commitments which reflect the most important issues for responsible and sustainable business growth. It has oversight of the views and interests of our internal and external stakeholders and reviews issues that have the potential for serious impact upon GSK’s business and reputation	Lynn Elsenhans (Chair) Dr Vivienne Cox Dr Jesse Goodman	102-103

Science	Supports the Board in its understanding of the key strategic themes, upon which the company’s R&D strategy is based, and of any external transactions, by performing in depth reviews of the underlying scientific assumptions to give the Board technical assurance. It also undertakes more in depth risk oversight of R&D related risks	Dr Jesse Goodman (Chair) Dr Laurie Glimcher Judy Lewent	104-105

Nominations & Corporate Governance	Reviews the structure, size and composition of the Board, the appointment of members to Board committees and the appointment of Corporate Officers and makes recommendations to the Board as appropriate. It plans and assesses orderly succession for Executive and Non-Executive directors and reviews management’s Succession Plan to ensure its adequacy	Sir Jonathan Symonds (Chair) Vindi Banga Lynn Elsenhans Judy Lewent Urs Rohner	105-106

Is responsible for reporting to the Board, overseeing and monitoring corporate governance arrangements and for making recommendations to the Board to ensure the company’s standards and arrangements are consistence with existing corporate governance standards and emerging best practice. It also reviews the company’s conflicts of interest

Transformation & Separation (Established on 12 March 2020)	Advises and assists the Board on the transformation and separation of the company and oversees the associated risks in separating the Group into Biopharma and Consumer Healthcare companies	Sir Jonathan Symonds (Chair) Charles Bancroft Vindi Banga Dr Vivienne Cox Lynn Elsenhans Judy Lewent Urs Rohner	107

Remuneration

Sets the company’s remuneration policy having regard to GSK’s workforce remuneration so that GSK is able to recruit, retain and motivate its executives

The Remuneration policy is regularly reviewed to ensure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans, is aligned to the wider workforce and helps drive the creation of shareholder value

(The Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors)

		Urs Rohner (Chair) Vindi Banga Dr Vivienne Cox Judy Lewent	111-138

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Our Board Committee reports

Audit & Risk Committee report

Judy Lewent

Audit & Risk Committee

I am pleased to present this report, which will be my ninth and final one as Chair of the Audit & Risk Committee (the Committee). In 2020, the Committee worked largely to a recurring and structured programme of activities, which understandably included the impacts of the COVID-19 pandemic. I devised this programme with the Company Secretary and agree its content with management and the external auditor at the start of each year. It is adapted as appropriate as the year progresses. A breakdown of these activities and their areas of focus is available on gsk.com. In the following pages, I aim to share insights into the activities undertaken or overseen by the Committee during the year.

Financial reporting and controls

The integrity of GSK’s financial statements, including the Annual Report and quarterly results announcements, is an enduring key focus for the Committee. The Committee’s position has always been to aim for clear and transparent financial disclosure in our financial reporting.

In 2020, our 2019 Annual Report was published before the COVID-19 crisis and its impacts had fully unfolded. However, at the first signs that COVID-19 was spreading to several countries we closely monitored its potential impact on the production of our results. A number of key measures were taken by our Finance team and these were presented to the Committee. It was pleased that the financial reporting and controls framework remained robust and did not require any fundamental changes beyond taking some targeted adjustments to ensure that our control framework continued to operate effectively through to the close of our first quarter results and beyond.

These adjustments for our first quarter results included:

–	Adapting and deploying Finance’s crisis management response through the formation of a One Finance Issues Management Taskforce to address and deliver on the critical areas for the Finance organisation

–	Delivering our results on time and to schedule with almost all of the Finance teams (and our third-party partners) working from home

–	Reviewing accounting considerations as a result of the COVID-19 impact, which resulted in additional proposed disclosures that the Committee considered and approved, while adopting and applying guidance issued by the Financial Reporting Council (FRC)
–	Working on a plan for the rest of 2020 to deliver business as usual standards and to incorporate the learnings from the measures taken during first quarter process into this plan. This plan was reviewed by the Committee in the first quarter and throughout the year and up to the approval of this Report. I am pleased to confirm that its effective operation by Finance has helped deliver smooth second and third quarterly results and has continued to provide a stable reporting and controls platform through to the 2020 financial year end

As part of the Committee’s role in assessing the effectiveness of the internal controls over financial reporting, the Committee continues to obtain regular updates on the progress of strengthening information technology processes and their associated infrastructure, especially around user access management. There are appropriate mitigating technology and business controls in place, while these processes are strengthened.

As usual, the Committee was diligent in reviewing throughout the year the appropriateness of our guidance, balancing the developments in the external environment and advising the Board accordingly.

External audit: The impact of COVID-19 on the audit of the company from the onset of the crisis was assessed by the external auditor, discussed with management and reported to the Committee. There has not been any significant disruption to its audit process or timetable. This was monitored closely by the external auditor and the Committee throughout the year. The Committee has continued to discuss the insights the external auditor has provided from the use of analytical tools and technology to help improve and accelerate the delivery of its audit work.

Significant issues: The Committee and the external auditor discuss the significant issues in relation to the financial statements that the Committee considers periodically through the year and areas of particular audit focus. There is a high degree of alignment between the Committee and the external auditor over these areas of attention which are set out in their disclosures on pages 142 to 153.

Internal audit: The Audit & Assurance (A&A) team has adapted its assurance work to take account of the changing business challenges and travel restrictions arising from COVID-19. The A&A team regularly updated the Committee on progress against its agreed schedule of 2020 audits and values assurance reviews.

As the new ways of working become more settled, we anticipate that there will be more opportunities for A&A to effectively perform assurance activities remotely, particularly where the audit covers end to end processes that they can access through technology. This will most likely apply to the company’s Finance, Tech and R&D processes.

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SFI and HCP changes

We are continuing to consider the rationale around and test the robust governance arrangements underpinning incremental changes to our Sales Force Incentive (SFI) Programme and Healthcare Care Professional Engagement (HCP) policy. These resulted from GSK’s growing innovative Specialty care products, such as Oncology, and the progress in building our Specialty capability to transform our interactions with HCPs.

In 2018, limited updates were made to our HCP policy and in my Committee report in the 2019 Annual Report, I described the Committee’s scrutiny of and recommendation to the Board to make limited changes to our SFI programme, to:

–	ensure we can attract and retain best sales force talent;

–	enhance the quality of our dialogue with our HCPs; and

–	hence better serve our patients.

We believe these changes were necessary to secure growth for the company, deliver on our strategic priorities and act in the best interests of our patients, shareholders and other stakeholders.

During 2020, in a further evolution of our commercial model, the Committee has considered SFI and HCP policy changes in China to support our innovative product launches and competitiveness in that country.

The Committee devoted a significant portion of its time setting out robust governance arrangements to underpin these changes in China, including real-time monitoring/advanced data analytics, that uphold our ethical and values-led approach to HCP engagement. In addition, a Non-Executive Director briefing workshop was held as part of the Committee’s consideration process. This enabled the Board to meet the China Pharmaceuticals Leadership Team and discuss the country’s commercial policy, risk management and compliance culture.

There has been a further roll-out of SFI and HCP policy changes into other carefully selected markets. To safeguard key stakeholder interests, the SFI programme is being implemented in China and selected other markets in a controlled way following clear stage-gated phases. These steps are kept under review by management and the Committee.

The Committee has emphasised that the risk of unethical behaviour by sales teams is one that needs to be monitored closely and comprehensive risk mitigation plans are in place too. As part of the ongoing development of the programme, the Committee seeks to adopt where possible best practice guidelines for effective compliance programmes. Changes to the SFI programme are underpinned by robust internal controls which will continue to be a significant focus for the Committee given the associated risks. We know we need to act swiftly if things do not go as expected.

Fundamental to the success of the continued evolution of this new programme is strong leadership to drive our culture of Performance with Trust. This is enforced and measured with our governance controls and a zero tolerance for abuse.

Risk management, Internal controls and Enterprise risks

GSK has a well-established and mature risk management and internal control framework which is described on page 99. The Committee continues to scrutinise the operation of this framework. It also reviews refinements that management proposes to the framework to ensure it remains fit for purpose. This further complements matters identified and managed as part of the work of the Global Issues Management Team which reports to the CET.

Data analytics and key risk indicators: Global Ethics & Compliance (GEC) has introduced key risk indicators (KRIs) for all our enterprise risks with quarterly reporting of out of tolerance KRIs to our Risk Oversight and Compliance Council (ROCC). In addition, risks and mitigations relating to COVID-19 were incorporated within our most significant risks. GEC has also hired data analytics specialists and enhanced data mining tools into its team to further enhance our use of data analytics in our A&A and Independent Business monitoring groups.

Emerging risks: To help guide the Committee’s emerging risk discussions at each meeting, a summary of particular areas of focus for the ROCC from its most recent meeting is shared with Committee members so that they have the most up-to-date risk information in front of them.

Cyber security resilience: GSK’s information protection risk is one of our principal enterprise risks and, due to its criticality to the business, the Committee has continued to receive quarterly updates as it monitors closely the ongoing work to manage this continuously evolving risk. Indeed, its relevance has been even more acute during the COVID-19 pandemic, which in less than a week resulted in our entire office-based workforce moving to a “work-from-home” model. In addition, information security risks increased as a result of increased malicious email and malware targeting GSK through phishing and other forms of social engineering which our Tech organisation were able to successfully combat. Further contextual details and the mitigation activities that the Committee has overseen during the year are given on page 273.

Although the Committee had recognised that COVID-19 had provided some unique information security challenges and threats, it also created some significant opportunities to advance the security of the company.

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Internal control framework

Our Board recognises its obligation to present a fair, balanced and diligent assessment of GSK’s current position and prospects. Reflecting this responsibility, it is accountable for evaluating and approving the effectiveness of GSK’s internal controls, including financial, operational and compliance controls, and risk management processes.

We ensure the reliability of our financial reporting, and compliance with laws and regulations, through our internal control framework. This is a comprehensive enterprise-wide risk management model which supports the Board’s continuous identification, evaluation and management of the Group’s principal risks, as required by the FRC’s 2018 Code. The framework is designed to manage the risk of us not achieving our business objectives.

A fit-for-purpose framework – complemented by our corporate values, expectations and Speak Up processes – ensures that the risks associated with our business activities are actively and effectively controlled in line with our agreed risk appetite. We believe GSK’s framework provides reasonable, but not absolute, assurance against material misstatement or loss.

The Board mandates the Group’s Risk Oversight and Compliance Council (ROCC) of senior leaders to assist the Committee in overseeing risk management and internal control activities. It also provides the business with a framework for risk management and upward escalation of significant risks. Each business unit has a risk board structure which reports to the ROCC. Our business unit Risk Management and Compliance Boards (RMCBs) are responsible for promoting the local tone from the top and risk culture, as well as ensuring effective oversight of internal controls and risk management processes.

Each principal risk has an assigned risk owner, drawn from senior management, who is accountable for managing his/her principal risk, including setting and implementing risk mitigation plans. They report annually on their respective risk management approach and progress to the ROCC and the Committee. Our Global Ethics and Compliance (GEC) function assists the ROCC and RMCBs. GEC is responsible for advancing enterprise-wide risk management and for developing risk-based and ethically sound working practices. It also actively promotes ethical behaviours by enabling all employees to operate in line with our values and comply with applicable laws and regulations.

Our A&A function provides independent assurance to senior management and the Board on the effectiveness of risk management Group-wide, in line with an agreed assurance plan. This helps senior management and the Board to meet their oversight and advisory responsibilities in fulfilling GSK’s strategic objectives and building trust with patients and other stakeholders. A&A has a dual reporting line to our CFO and the Committee.

The Committee receives regular reports from business units, principal risk owners, GEC and A&A on areas of significant risk to the Group and on related internal controls. These reports assess the internal control environment within each principal risk area, including enhancements to strengthen controls. Following consideration of these reports, the Committee reports annually to the Board on the effectiveness of GSK’s internal controls.

In 2020, through the authority delegated to the Committee, the Board conducted a robust assessment of the Group’s principal risks. This assessment, which was in line with the FRC’s 2018 Code, included consideration of the nature and extent of risk the Board is willing to take in achieving GSK’s strategic objectives.

The Board, via the Committee, also oversaw the effectiveness of our internal control environment and risk management processes across the Group for the whole year, up to the approval date of this Annual Report.

GSK’s internal control framework and risk management governance structure is illustrated graphically on gsk.com

A review of the Group’s risk management approach is further discussed in the ‘Risk management’ section of the Strategic report on pages 43 to 49. Our management of each principal risk is explained in ‘Principal risks and uncertainties’ on pages 261 to 275. The Group’s viability is discussed in the Group risk management section of the Strategic report on page 48.

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Significant issues relating to the financial statements

In considering GSK’s quarterly financial results announcements and the financial results in the 2020 Annual Report, the Committee reviewed the significant issues and management judgements in determining those results. It reviewed management papers setting out the key areas of risk, actions taken to quantify the effects of the relevant issues, and judgements made by management on the appropriate accounting required to address those issues in the financial statements.

The significant issues considered in relation to the financial statements for the year ended 31 December 2020 are set out in the following table, with a summary of the financial outcomes where appropriate. The Committee and the external auditor have discussed the significant issues addressed by the Committee during the year and the areas of particular audit focus, as described in the Independent Auditor’s Report on pages 142 to 153.

Significant issues considered by the Committee in relation to the financial statements	How the issue was addressed by the Committee

Going concern basis for the preparation of the financial statements	The Committee considered the outcome of management’s half-yearly and year end reviews of current and forecast net debt positions and the various financing facilities and options available to the Group. The Committee also considered management’s review of the current and longer-term impacts of the COVID-19 pandemic, at the outbreak of the pandemic and at the year end. Following consideration of these assessments, which included stress testing and viability scenarios, sources of liquidity and funding, forecasts and estimates, the Committee confirmed that the application of the going concern basis for the preparation of the financial statements continued to be appropriate.

Revenue recognition, including returns and rebates (RAR) accruals	The Committee reviewed management’s approach to the timing of recognition of revenue and accruals for customer returns and rebates. The US Pharmaceuticals and Vaccines accrual for returns and rebates was £4.7 billion at 31 December 2020 and the Committee reviewed the basis on which the accrual had been made and concurred with management’s judgements on the amounts involved. A fuller description of the process operated in the US Pharmaceuticals and Vaccines business in determining the level of accrual necessary is set out in ‘Critical accounting policies’ on page 75.

Provisions for legal matters, including investigations into the Group’s commercial practices	The Committee received detailed reports on actual and potential litigation from both internal and external legal counsel, together with a number of detailed updates on investigations into the Group’s commercial practices. Management outlined the levels of provision and corresponding disclosure considered necessary in respect of potential adverse litigation outcomes and also those areas where it was not yet possible to determine if a provision was necessary, or its amount. At 31 December 2020, the provision for legal matters was £0.3 billion, as set out in Note 31 to the financial statements, ‘Other provisions’.

Provisions for uncertain tax positions	The Committee considered current tax disputes and areas of potential risk and concurred with management’s judgement on the levels of tax contingencies required. At 31 December 2020, a tax payable liability of £0.7 billion, including provisions for uncertain tax positions, was recognised on the Group’s balance sheet.

Impairments of intangible assets	The Committee reviewed management’s process for reviewing and testing goodwill and other intangible assets for potential impairment. The Committee accepted management’s judgements on the intangible assets that required writing down and the resulting impairment charge of £293 million in 2020. See Note 20 to the financial statements, ‘Other intangible assets’ for more details.

Valuation of contingent consideration in relation to ViiV Healthcare	The Committee considered management’s judgement that it was necessary to increase the liability to pay contingent consideration as a result of increases in sales forecasts as well as the unwind of the discount and updated exchange rate assumptions. After cash payments of nearly £0.9 billion in the year, at 31 December 2020, the Groups’ Balance sheet included a contingent consideration liability of £5.4 billion in relation to ViiV Healthcare. See Note 32 to the financial statements, ‘Contingent consideration liabilities’ for more details.

ViiV Healthcare put option	The Committee reviewed and agreed the accounting for the Pfizer put option and concurred with management’s judgement on the valuation of the put option of £1.0 billion at 31 December 2020.

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Auditor’s reappointment

External auditor

External auditor appointment
Last tender	May – December 2016
Transition year	2017
First shareholder approval of current auditor	May 2018
First audited Annual Report and 20-F	Year ending 31 December 2018
Next audit tender required by regulations	2026

There were no contractual or similar obligations restricting the Group’s choice of external auditor. The Committee considers that during 2020 the company complied with the mandatory audit processes and audit committee responsibility provisions of the Competition and Markets Authority Statutory Audit Services Order 2014.

Effectiveness and quality of external audit process

The Committee is committed to ensuring that GSK receives a high quality and effective external audit. In evaluating Deloitte’s performance during 2019, prior to making a recommendation on its reappointment in early 2020, the Committee reviewed the effectiveness of its performance against the criteria which it agreed with management at the beginning of 2019. These criteria are set out on page 103 of the 2019 Annual Report. The detailed criteria used for judging the effectiveness of Deloitte as external auditor (which are based on audit approach and strategy, high quality independent audit, effective partnership and value for money) and its overriding responsibility to deliver a smooth, thorough and efficiently-executed audit for 2020 are available on GSK.com.

In undertaking its review, the Committee considered:

–	The overall quality of the audit

–	The independence of Deloitte

–	Whether Deloitte exhibited an appropriate level of challenge and scepticism in its work

Deloitte’s length of tenure was not taken into account when assessing its independence and objectivity, as it was only recently appointed as GSK’s auditor. However, the Committee did consider how effectively it had assumed its role as auditor.

The Committee also considered feedback on the 2020 external audit, through a survey of Committee members and the financial management team at corporate and business unit level. The survey covered the:

–	Effectiveness of the auditor’s challenge

–	Integrity of Deloitte

–	Transparency of its reporting to management and the Committee

–	Clarity of the auditor’s communication and ways of working

–	Alignment of the 2020 audit to the Group’s investment in Systems, Applications and Products (SAP)

–	Quality of the audit team’s leadership

–	Skills and experience of the audit team

The Committee Chair regularly meets independently with the audit partners. The Committee also meets the auditor at the end of each meeting to discuss progress, as appropriate.

Having reviewed the above feedback, and noted any areas of improvement to be implemented by the audit team for 2021, the Committee was satisfied with the:

–	Effectiveness of the auditor and the external audit process

–	Auditor’s independence, qualifications, objectivity, expertise and resources

The Committee therefore agreed to recommend the reappointment of Deloitte to the Board at the forthcoming AGM.

Non-audit services

Our management operates on the presumption that other accountancy firms will provide non-audit services to GSK. However, where the external auditor’s skills and experience make it the only suitable supplier of non-audit support – such as for audit-related matters, tax, and other services – it may be used, in the best interests of the company. In line with GSK’s non-audit services policy, the Committee must ensure that auditor objectivity and independence is safeguarded by reviewing and pre-approving the external auditor’s provision of such services.

The company policy complies with the FRC’s 2019 Revised Ethical Standard and the Sarbanes-Oxley Act of 2002. It observes the following core policy features on engaging the external auditor for non-audit services:

GSK non-audit services policy, key features:

Process:	All non-audit services over £50,000 are put to competitive tender with other financial services providers, in line with the Group’s procurement process, unless the skills and experience of the external auditor make it the only suitable supplier.
Safeguards:	Adequate safeguards are established so that the objectivity and independence of the Group audit are not threatened or compromised.
Fee cap:	The total fee payable for non-audit services should not exceed 50% of the annual audit fee, except in special circumstances where there would be a clear advantage in the auditor undertaking the additional work.
Prohibitions:	GSK’s policy includes a ‘whitelist’ of permitted non-audit services in line with the relevant regulations. Any service not on this list is prohibited.
Pre-approval:

All non-audit services require pre-approval as set out in the table below to ensure services approved are consistent with GSK’s non-audit policy for permissible services. This process ensures all services fall within the scope of services permitted and pre-approved by the Committee and does not represent a delegation of authority for pre-approval.

	Value	Pre-approver
	More than £50,000	Committee Chair and CFO

	Between £25,000 and £50,000	Group Financial Controller

	Under £25,000	Designate of the Group Financial Controller

The fees paid to the company’s auditor and its associates are set out overleaf. Further details are given in Note 8 to the financial statements, ‘Operating profit’ on page 170.

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Audit & other services comparison (£m)

Fair, balanced and understandable assessment

The need for an annual report to be fair, balanced and understandable is one of the key compliance requirements for a company’s financial statements. To ensure that GSK’s Annual Report meets this requirement, we have a well-established and documented process governing the co-ordination and review of Group-wide contributions to the publication. This runs in parallel with the process followed by the external auditor.

The Committee received a summary of management’s approach to GSK’s 2020 Annual Report to ensure it met the requirements of the FRC’s 2018 Code. This enabled the Committee, and the Board, to confirm that GSK’s 2020 Annual Report as a whole is fair, balanced and understandable and provides the necessary information for shareholders to assess the company’s position and performance, business model and strategy.

Code of Conduct and reporting lines

We have a number of well-established policies, (including a Code of Conduct), which are available on gsk.com, together with details of our confidential Speak Up lines for reporting and investigating unlawful conduct.

Audit & Risk Committee Chair succession

I was delighted to welcome Charles Bancroft, the former Chief Financial Officer, Bristol Myers Squibb. As a designated UK and US Financial Expert, Charlie joined the Committee – that has, as a whole, competence relevant to the sector in which the company operates – on 1 May 2020. Since then, Charlie and I have been working on a smooth transition and handover before he succeeds me as Committee Chairman with effect from after the publication of this Annual Report.

It has been my privilege to serve as a member of the Board, to Chair this Committee and to oversee the audit and risk aspects during so much change in the company, the environment and the regulation and governance of accounting and reporting in pharma companies. I will continue to follow the company’s progress up to and beyond separation of the Biopharma and Consumer businesses.

Judy Lewent

Audit & Risk Committee Chair

8 March 2021

Corporate Responsibility Committee report

Lynn Elsenhans

Corporate Responsibility Committee

I am pleased to present my fifth report as Chair of the Corporate Responsibility Committee (the Committee).

The Committee is now a very important part of the Board’s oversight of the company’s Trust priority, overseeing and guiding the CET in delivering long-term value for both shareholders and society.

Role of the Committee

The Committee oversees GSK’s Trust priority and the company’s progress against our Trust commitments, which reflect the most important areas for responsible and sustainable business growth. It has oversight of the views and interests of our internal and external stakeholders and reviews issues that could seriously impact GSK’s business and reputation.

The Committee has a rolling agenda. It receives reports from CET members and senior managers to ensure that actions and progress on GSK’s Trust commitments are considered regularly. This includes monitoring how the company engages effectively with a broad range of stakeholders and responds to the high external expectations of GSK as a global healthcare company. The Committee is supported by our Chairman, CEO, General Counsel, Presidents of Global Affairs and Pharma Supply Chain, and the VP Trust and Global Health, who are invited to its meetings. Other CET members attend as required.

The Committee has oversight of the principal risks most relevant to its area of expertise and responsibility, namely: product quality, non-promotional engagement, supply continuity, environmental sustainability, and environment, health and safety. Each principal risk is managed by a member of senior management to ensure appropriate controls are in place, with clear plans to address any gaps. For more details on these risks see pages 43 to 45 and 261 to 275.

Key activities

In 2020 we focused particularly on the alignment of the Group’s Trust priority to GSK’s purpose and strategy. As the company navigated the challenges presented by COVID-19 and our purpose became an aligning and motivating factor for employees, this focus proved very helpful.

During the year the Committee undertook a deeper oversight of the enterprise risks most relevant to its remit and expertise. This involved regular reports from risk owners, including relevant materials and advice on these risks, such as highlights from relevant Audit & Assurance and Global Ethics & Compliance outcomes.

We made good progress on our Trust commitments, set originally in 2018, notwithstanding the impact of the pandemic.

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The key activities reviewed included:

Oversight of GSK’s COVID-19 response: Global health has long been one of GSK’s key contribution areas. In recent years, the company has increased our focus on science to ensure we have the biggest impact, in line with our strengths and strategy. In 2020 the Committee oversaw the company’s response to COVID-19 on behalf of the Board. The Committee and management are acutely aware of the need to respond in a way that balances the interests of key stakeholders and is sustainable for GSK. The Committee discussed how GSK could contribute scientific and technological expertise, and explored decision-making frameworks with management, around responsible pricing models, access and allocation principles, and partnership criteria. These frameworks allowed GSK to make rapid decisions consistent with our values, purpose and strategy.

Environmental sustainability: The Committee reviewed and approved recommendations for GSK to set two new ambitious goals: a net zero impact on carbon and a net positive impact on nature by 2030. The Committee reviewed the contribution to these goals of GSK’s Pharmaceuticals, Vaccines and Consumer Healthcare businesses. The Committee also discussed the impact of climate change and nature loss on human health, recognising that the new goals are consistent with our purpose and strategy.

Modern employer: The Committee has regular oversight of GSK’s modern employer programme and had several discussions with management on race and ethnicity during the year. The company will continue to report progress on gender targets and, from 2021, has set and will disclose targets on workforce race and ethnicity in markets where sufficient employee data is available. For further details on evolving the company’s inclusion and diversity agenda see page 36.

Health and safety: The health and wellbeing of employees is extremely important to GSK, together with the communities in which we operate. The Committee now has formal oversight of employee health and safety as an enterprise risk, having always provided oversight of these areas. The Committee had several discussions with management on GSK’s health and safety performance, including detailed reports from the investigations into the causes of two workplace-related fatalities during the year, to ensure the company takes appropriate action on all key learnings.

Stakeholder engagement and insights

The Committee pays close attention to the evolving views and expectations of the company’s broad range of key stakeholders. It reviews and discusses a regular report on stakeholder insights at each meeting to ensure it considers the issues that may have a bearing on GSK’s reputation and the delivery of our responsible business agenda. Employee insights and feedback were discussed in relation to the progression of the company’s modern employer agenda and the results of the 2020 employee survey.

I meet directly with shareholders to understand any issues and concerns they may have. In December, I was pleased to engage with a number of our largest investors at the company’s virtual Annual Governance Meeting. This included an interactive session with participants on the increasingly important work of the Committee over the year.

The Committee actively looks to ensure GSK’s continued delivery against societal and shareholder needs, and is aware of the increasing focus on environmental, social and governance (ESG) issues among investors. It strongly supports management’s approach to managing ESG, including risk mitigation. Management continues to benchmark our ESG performance, and I am pleased to see a strong showing in this area. During the year, GSK was ranked second in the Pharmaceuticals industry in the Dow Jones Sustainability Index, and in early January came first in the Access to Medicine Index. The company also maintains a strong position in investor ratings such as Sustainalytics, MSCI, and Vigeo Eiris.

The Committee monitors investor expectations on ESG reporting and disclosure on an ongoing basis. GSK continues to align to best practice in reporting, in accordance with the Sustainability Accounting Standards Board (see 2020 ESG Performance Summary) and the Taskforce on Climate-related Financial Disclosures (see page 46).

Committee aims for 2021

The Committee will continue to scrutinise and monitor GSK’s material Trust topics and relevant enterprise risks. It will also work with management to continue to ensure that commitments in support of the Trust priority evolve according to external expectations and company strategy, particularly as GSK progresses towards the creation of two new leading healthcare companies. The Committee considers the company is well positioned to support the continuing delivery of our Trust priority.

Committee Chair succession

I am approaching the end of my tenure on the Board. However, to facilitate a smooth transition to my successor, I have agreed to stay on the Board for a further year until the 2022 AGM. This is subject to my re-election at the AGM in May. I look forward to working with and handing over to my successor once they are announced.

Lynn Elsenhans

Corporate Responsibility Committee Chair

8 March 2021

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Science Committee report

Dr Jesse Goodman

Science Committee

This has been another significant year for the Committee, during which it has renewed its focus on science at a deeper level to support the Board, both in its understanding of the company’s R&D strategy and to provide reassurance and guidance as required.

During the year, the Committee has focused on three broad objectives:

–	Ensuring that the key scientific assumptions which drive the company’s R&D strategy remain valid

–	Providing technical assurance, particularly in relation to potential transactions

–	Delivering oversight of our research practices and patient safety enterprise risks

As part of this renewed focus, the Committee undertook deep-dives into strategic themes including:

–	Human genetics

–	Artificial intelligence and machine learning (AI and ML)

–	Vaccines

–	Oncology

AI and ML has been one of the most exciting areas addressed by the Committee during the year. Building capabilities in this area will enable GSK to develop systems which take advantage of our world leading access to human genetic data from collaborations with 23&Me, UK Biobank and FinnGen. This will have a significant impact on the future of R&D discovery and development processes across GSK.

Assessment of GSK’s response to COVID-19

The Committee oversaw the company’s response in developing potential vaccines and therapies for COVID-19. This response included:

–	Partnering our vaccines adjuvant with multiple companies and research groups across the world, including Sanofi, SK Bioscience of South Korea and Medicago of Canada

–	Investigating next generation COVID-19 vaccines through our collaboration with CureVac

–	Developing potential therapeutic options to combat COVID-19 and potential future outbreaks through our collaboration with Vir Biotechnology and our own innovative pipeline assets

Pipeline progress

The Committee was pleased to observe the progress made by Dr Hal Barron, GSK’s Chief Scientific Officer (CSO) and President, R&D, in driving scientific innovation across R&D during the year as the company continued to strengthen and advance its pipeline. In 2020, we received nine major approvals, including the approval of four new molecular entities in oncology, HIV and chronic kidney disease. We also delivered lifecycle innovation for our key medicines in areas such as respiratory disease.

There were encouraging major developments in our oncology pipeline, including two major US Food and Drug Administration (FDA) approvals:

–	Zejula (niraparib) as the only monotherapy available as a first-line maintenance treatment for women with advanced ovarian cancer regardless of biomarker status

–	Blenrep (belantamab mafodotin) for adult patients with relapsed or refractory multiple myeloma, the second most common form of blood cancer in the US

In addition, ViiV Healthcare obtained FDA approval of Cabenuva (cabotegravir, rilpivirine), the first complete long-acting regimen for the treatment of HIV-1 infection in adults.

Our vaccines pipeline is also progressing well with our highly promising maternal RSV vaccine candidate and our Men ABCWY five-in-one vaccines meningitis candidate both entering Phase III studies.

Business development, strategic partnerships and collaborations

Building on the foundations set last year, the Committee continued to review the scientific opportunity in a number of large-scale investments and business transactions.

Vir Biotechnology: The Committee supported GSK’s collaboration with Vir to identify and accelerate new anti-viral antibodies which could be used as therapeutic or preventative options to fight COVID-19 and future outbreaks. Three late-stage studies are now underway with VIR-7831 with results anticipated in the first half of 2021.

This collaboration was expanded in February 2021 to advance new therapeutics for influenza and other respiratory diseases.

Pan-TB collaboration: GSK joined a consortium of philanthropic, non-profit and private sector organisations (including the Bill & Melinda Gates Foundation) to accelerate the development of a novel treatment for tuberculosis (TB). This is an important step in addressing the current challenges in diagnosing and treating drug-resistant TB.

104    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Our Board Committee reports continued

CureVac partnership: In its role of helping to identify critical emerging trends in science and medicine, the Committee believes that accessing external innovative platforms is key to the future of our vaccines business.

GSK’s strategic partnership with CureVac provides access to innovative messenger RNA (mRNA) technology, a rapidly progressing platform for developing new vaccines and medicines. The technology could expand the range of diseases which can be prevented or treated while potentially hastening development and manufacturing. CureVac’s mRNA technology and manufacturing capability will complement GSK’s existing expertise in vaccines in addressing significant unmet medical need.

In February 2021, building on this existing relationship, GSK entered into a further collaboration with CureVac to jointly develop next generation mRNA vaccines to offer broader protection against a variety of different SARS-CoV2 varients and enable a quick response to new variants potentially emerging in the future.

IDEAYA Biosciences collaboration: GSK’s partnership with

IDEAYA in synthetic lethality, an emerging field in precision medicine oncology, could help us achieve a sustainable flow of new treatments in this field. Synthetic lethality is one of GSK’s four core research areas in oncology, making IDEAYA an ideal partner.

I would like to take this opportunity to thank Judy Lewent, who has been a member of the Committee since its inception in 2017 and will retire from the Board after the 2021 AGM, for her valuable contributions to our deliberations from a commercial life sciences perspective. We look forward to being joined by an additional Scientific & Medical Expert when they have been appointed to the Board to continue the Committee’s work in developing the specialist scientific support that we provide to the Board.

In 2021, we will continue our role in supporting the CSO and overseeing our R&D pipeline ahead of separation, as GSK seeks to deliver the next generation of innovative transformational medicines and vaccines for patients.

Dr Jesse Goodman

Science Committee Chair

8 March 2021

Nominations & Corporate Governance

Committee report

Jonathan Symonds

Nominations & Corporate Governance Committee

I am pleased to present my second report as Chair of the Nominations & Corporate Governance Committee (the Committee). The Committee was re-named this year to reflect its expanded role to encompass corporate governance matters, thereby freeing more time at the Board and ensuring deeper focus of this important area.

Work of Nominations & Corporate Governance Committee

As we transform GSK and move closer to separation, the Committee’s key priorities have been to:

–	Search for replacements for our long-serving Directors, Judy Lewent and Lynn Elsenhans

–	Identify a third Scientific & Medical Expert (SME) to strengthen our scientific expertise on the Board and our Science Committee

–	Close any skills gaps

Board changes

In my 2019 report, I described the search for Judy’s successor as Chair of the Audit & Risk Committee (ARC), which resulted in Charles Bancroft’s appointment to the Board on 1 May. Charlie has recently retired from a successful career at Bristol Myers Squibb. He brings a wealth of financial and management experience in global biopharma, which will be invaluable to the Board as GSK moves to the next stage of its development and beyond. The handover arrangements between Judy and Charlie, as he becomes ARC Chair after publication of this Annual Report, are described in Judy’s report on pages 97 to 102. Despite serving for over nine years, Judy continues to demonstrate the characteristics of independence in carrying out her role on the Board.

We have appointed Korn Ferry to assist in the search for Lynn’s successor as Chair of the Corporate Responsibility Committee. Korn Ferry, which also provides GSK with recruitment and consultancy services, is a signatory to the Voluntary Code of Conduct for Executive Search Firms on gender diversity and best practice. We are using broad selection criteria, focusing on potential candidates with the following knowledge, experience and commitment:

–	ESG: Depth of understanding and experience of the broader ESG agenda and, ideally, the expectations of investors in this area

–	Using our science and technology to address health needs: Experience of science and technology to progress global health, potentially gained through working for, or in partnership with, global non-governmental organisations. Further experience of working with different stakeholder groups, including governments, regulators and other public policy organisations

–	Making our products affordable and available: Familiar with the issues of public access to medicine, ethical practices and patient advocacy, ideally gained in the life sciences sector

GSK Annual Report 2020    105

Our Board Committee reports continued

–	Being a modern employer: The ability to contribute and lead a discussion on diversity and ethnicity, and familiarity with setting and monitoring high standards of health and safety, and supporting employee health, wellbeing and personal development

–	Being a responsible business: Experience of developing a culture that focuses on an organisation’s positive social impact through its engagement with employees, suppliers, customers and communities. Understanding and experience of the role and responsibility of organisations in minimising their environmental impact and setting and monitoring environmental targets and safety systems

I have described in my statement why we have asked Lynn to remain in post for another year, before stepping down from the Board at the 2022 AGM. The Board confirmed that, despite her impending nine years service, Lynn continues to demonstrate the characteristics of independence in carrying out her role on the Board.

Given the critical importance of strengthening GSK’s pipeline, the Board has increased the time it spends on R&D strategy, while the Science Committee is focusing on science at a deeper level to support the Board’s understanding and provide reassurance and guidance as required. We are therefore searching for a third SME who, when appointed, will see the Science Committee being made up entirely of SMEs. Korn Ferry is also assisting with this appointment. We have identified the following selection criteria for candidates:

–	Possession of a scientific profile and leadership across genetics/artificial intelligence, immunology and cell/gene therapy

–	Relevant experience in academia, pharmaceuticals/biotech leadership

–	The ability to add value to the Board and to the creation of the new GSK biopharma company

–	Strong ethical personal qualities, providing a good fit with our diverse Board

We have made good progress to date and look forward to announcing the results of our searches.

Board composition, tenure and diversity

The Board seeks to balance the composition and tenure of itself and its Committees, and to refresh them over time, so that they benefit from the experience of longer-serving Directors and the fresh perspectives and insights of newer appointees.

We draw our Non-Executive Directors from a wide range of industries and backgrounds, including the pharmaceuticals industry and R&D, vaccines, consumer products and healthcare, medical research and academia, insurance and financial services. They have a wealth of experience of complex organisations with global reach. Many of our Board members also have experience of long-cycle industries, which is of great assistance in understanding our sector.

We are committed to the diversity of our Boardroom, as GSK is committed to equal opportunities for all our employees at all levels of our organisation. The Board and management seek to encourage a diverse and inclusive culture throughout the company.

An effective Board needs a range and balance of skills, experience, knowledge, ethnicity, gender, social-economic backgrounds and independence, with individuals who are prepared to challenge each other and work collaboratively. This mix needs to be complemented by a diversity of personal attributes, including character, intellect, judgement, honesty and courage.

Board and CET diversity targets

The Committee is responsible for developing measurable objectives – and monitoring progress towards their achievement – to assist the implementation of the Board’s diversity policy, including gender and ethnic diversity.

Our diversity objectives are in line with the measurable targets set out in the Hampton-Alexander and Parker reviews for achievement by 2020 and 2021 respectively. Our progress against these targets is set out below. For consistency, the diversity metrics are as at 30 October 2020.

Diversity objectives	Progress achieved

At least 33% of Board positions held by women	Exceeded objective: 41.5%

At least 33% of CET positions held by women	Met objective: 33.3%

At least 33% of combined CET and direct report positions held by women	Exceeded objective: 40.6%

At least one Board Director position held by an ethnic minority	Met objective: One Board Director

The Committee is particularly intent on closing the gap between gender representation and increasing ethnic minority representation on the Board and CET, and developing the pipeline of direct reports to the CET from ethnic minorities.

The representation of women and ethnic minorities in management positions is illustrated on page 37, as part of the diversity of GSK’s global workforce.

The Committee met with all Non-Executive Directors present to receive and consider the succession plans for management, and with the Executive Directors to ensure there was a diverse pipeline of potential successors. It also regularly reviews succession planning for Non-Executive members of the Board.

Sir Jonathan Symonds

Nominations & Corporate Governance Committee Chair

8 March 2021

106    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Our Board Committee reports continued

Transformation & Separation Committee report

Jonathan Symonds

Transformation & Separation Committee

I am pleased to present my first report as Chair of the Transformation & Separation Committee (the Committee), which met for the first time in May.

The Committee is made up of our Senior Independent Director, the Chairs of our Audit & Risk, Remuneration, and Corporate Responsibility committees, and our Workforce Engagement Director. I invite other Non-Executive Directors to our meetings when it could save repetition at the Board.

The Committee has two principal functions:

–	Exercising oversight of the Future Ready transformation programme, particularly the cost savings and separation of the company infrastructure, as the delivery team moves from project design to implementation. We are also tracking the status of key risk indicators, such as value capture and technology

–	Considering the optimal form of separation. This includes the Consumer Healthcare business’s listing location and the implications of the separation

The Committee is pleased that the programme is making good progress, with full CET engagement and leadership and all deliverables on track. I take great pride that the programme has continued to be delivered as planned despite COVID-19, with only minor adaptions necessary.

The programme has provided an opportunity to fundamentally review the structure, cost base and ways of working of both our biopharma and consumer healthcare businesses, including consideration of increased automation, different service levels, real estate impacts, procurement savings and accelerated digitisation. These have been revisited following the successful embedding of new ways of working after the outbreak of the pandemic. The Committee also receives reports from our Audit

& Assurance and Compliance teams on the risks related to achieving a successful separation.

The Committee and management have been very clear that GSK will remain as one company until separation, with the overriding emphasis being driving top line growth and improving margin. Next year, I look forward to sharing further progress on the Committee’s pivotal role in overseeing and guiding management on the transformation and separation of GSK and overseeing the associated risks in separating the Group into two leading companies, in biopharma and consumer healthcare.

Sir Jonathan Symonds

Transformation & Separation Committee Chair

8 March 2021

GSK Annual Report 2020    107

Section 172 statement

Company directors are required by law to promote the success of their organisation for the benefit of both shareholders and their wider stakeholders, including employees, suppliers and the community.

This statement aligns to such requirements, as set out in Section 172 of Section 414CZA of the Companies Act 2006 (the Act). It indicates how, during the year, our Directors addressed the matters set out in Section 172(1) (a) to (f) of the Act when performing their duties. To avoid duplication, it incorporates information from other areas of the Annual Report. The Board considers that the statement focuses on those risks and opportunities that are strategically important to GSK, and consistent with the Group’s size and complexity.

In performing its duty to promote GSK’s success, the Board focuses on various matters, including listening to and considering the views of shareholders and other key stakeholders.

This allows it to build trust and fully understand the potential impacts of the decisions it makes on all our stakeholders. Our engagement with GSK’s main stakeholder groups, including our patients, shareholders, consumers, customers and employees at all levels and across the organisation, are summarised on pages 16 and 17 of our Strategic report.

The company’s governance architecture and processes are summarised on pages 85 to 93 of our Corporate Governance report. This summary explores how the Board considers all relevant matters in making its principal decisions to contribute to the delivery of GSK’s long-term priorities of Innovation, Performance and Trust.

More information on the issues, factors and stakeholders that the Board considers relevant to complying with Section 172(1) (a) to (f) of the Act can be found in the locations outlined below.

The Board has had regard to the following matters:

(a) Long-term results

The likely consequences of any decision in the long
term

Strategic report:

Our business model (page 01)

Chairman’s statement (page 03)

CEO’s statement (page 04)

Capital allocation (page 02)

Key performance indicators (page 11)

Risk management (page 43)

Viability statement (page 48)

Corporate Governance report:

Board activity and principal decisions (page 87)

Our purpose, values and culture (page 90)

The Board’s approach to engagement (page 91)

Audit & Risk Committee report (page 97)

(b) Our workforce

The interests of the Group’s employees

Strategic report:

Our business model (page 01)

Our culture (page 10)

Modern employer (page 36)

Stakeholder engagement (page16)

Corporate Governance report:

Board activity and principal decisions (page 87)

Our purpose, values and culture (page 90)

The Board’s approach to engagement (page 91)

Audit & Risk Committee report (page 97)

Nominations & Corporate Governance Committee
report (page 105)

Remuneration report:

Remuneration Committee Chair’s statement
(page 112)

Directors’ pay in a wider setting (page 122)

GSK.com:

Gender pay gap report

(c) Our business relationships

The importance of developing the Group’s
business relationships with suppliers, customers
and others

Strategic report:

Our business model (page 01)

Industry trends (page 12)

Stakeholder engagement (page 16)

Innovation (page 18)

Performance (page 28)

COVID-19 solutions (page 24)

Reliable supply (page 39)

Working with third parties (page 40)

Risk management (page 43)

Corporate Governance report:

Board activity and principal decisions (page 87)

The Board’s approach to engagement (page 91)

Audit & Risk Committee report (page 97)

Corporate Responsibility Committee report
(page 102)

(d) The community and our environment

The impact of the Group’s operations on the
community and our environment

Strategic report:

Trust section including:

Environment (page 41)

Environment, Health and Safety, and Environmental
Sustainability risks (pages 45, 271 and 272)

Climate-related financial disclosure (page 46)

Corporate Governance report:

Corporate Responsibility Committee report (page 102)

GSK.com:

Responsibility reports and data

(e) Our reputation

Our desire to maintain our reputation for high
standards of business conduct

Strategic report:

Our culture (page 10)

Trust (page 33)

Ethics and values (page 39)

Human rights (page 40)

Reporting and investigating concerns (page 39)

Anti-bribery and corruption risk (pages 44 and 265)

Non-financial information statement (page 49)

Our approach to tax (page 54)

Corporate Governance report:

Corporate Responsibility Committee report (page 102)

GSK.com:

Modern slavery statement

(f) Fairness between our shareholders Our aim to act fairly as between members of the company Corporate Governance report: The Board’s approach to engagement (page 91) Investor information (page 244)

108    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Directors’ Report

Our Directors’ powers are determined by UK legislation and our Articles of Association, which contain rules about the appointment and replacement of Directors. They provide that Directors may be appointed by an ordinary resolution of the members or by a resolution of the Board, provided that, if appointed by the Board, the Director retires at the next Annual General Meeting following their appointment.

Our Articles also provide that all Directors are required to seek re-election annually at the Annual General Meeting in accordance with the 2018 Code.

A Director will cease to be a Director if he or she:

–	becomes bankrupt

–	ceases to be a Director by virtue of the Companies Act or the Articles

–	suffers mental or physical ill health and the Board resolves that he or she shall cease to be a Director

–	has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he or she shall cease to be a Director

–	is prohibited from being a Director by law

–	resigns, or offers to resign and the Board accepts that offer

–	is required to resign by the Board

Directors’ conflicts of interest

All Directors have a duty under the Companies Act 2006 to avoid a situation in which they have, or could have, a direct or indirect conflict of interest or possible conflict with the company. Our Articles provide a general power for the Board to authorise such conflicts.

The Board reviews any new potential or actual conflict, which is recorded by the Company Secretary. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts. The Nominations & Corporate Governance Committee reviews the Register of Conflicts on an annual basis which the Board subsequently approves.

On a continuing basis, the Directors are responsible for informing the Company Secretary of any such new actual or potential conflicts that may arise or if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her statutory duty to promote the success of the company. If an actual conflict arises post-authorisation, the Board may choose to exclude the Director from receipt of the relevant information and participation in the debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.

The Nominations & Corporate Governance Committee reviewed the register of potential conflict authorisations (the Register of Conflicts) in January 2021. The Committee reported to the Board that the conflicts had been appropriately authorised and that the process for authorisation continued to operate effectively. The Committee then recommended the approval of the Register of Conflicts to the Board which it subsequently approved. Except as described in Note 39 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or Person Closely Associated had any material interest in any contract of significance with a Group company.

Our Articles prohibit a Director from voting on any resolution concerning his or her appointment or the terms or termination of his or her appointment.

Independent advice

The company has an agreed procedure for Directors to take independent legal and/or financial advice at the company’s expense where they deem it necessary.

Indemnification of Directors

Qualifying third party indemnity provisions (as defined in the Companies Act 2006) are in force for the benefit of Directors and former Directors who held office during 2020 and up to the approval and signature of the Annual Report.

Change of control and essential contracts

We do not have contracts or other arrangements which individually are fundamental to the ability of the business to operate effectively. Neither is the company party to any material agreements that would take effect, be altered, or terminate upon a change of control following a takeover bid. We do not have agreements with any Director that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover.

Details of the termination provisions in the Executive Directors’ service contracts are given in the full version of the company’s 2020 Remuneration policy which is available at www.gsk.com in the Investors section.

GSK Annual Report 2020    109

Directors Report continued

Content of the Directors’ Report

For the purposes of the UK Companies Act 2006, the Directors’ Report of GlaxoSmithKline plc for the year ended 31 December 2020 comprises:

Directors’ Report

Section	Pages

Corporate Governance report	77 to 110

Employee engagement	92

Directors’ statements of responsibilities	140 to 141

Investor information	243 to 299

The Strategic report sets out those matters required to be disclosed in the Directors’ Report which are considered to be of strategic importance:

Strategic report

Section	Pages

Section	Pages

Risk management objectives and policies	43 to 48 and 261 to 275

Likely future developments of the company	01 to 76

Research and development activities	18 to 27

Business relationships	40

Diversity	36 and 37

Provision of information to and consultations with employees	10 and 36

Carbon emissions	41

Section 172 statement	16 to 17 and 108

The following information is also incorporated into the Directors’ Report:

Location in Annual Report

Interest capitalised	Financial statements, Notes 17 and 20

Publication of unaudited financial information	Group financial review, page 50

Details of any long-term incentive schemes	Remuneration report

Waiver of emoluments by a Director	Not applicable

Waiver of future emoluments by a Director	Not applicable

Non pre-emptive issues of equity for cash	Not applicable

Non pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking	Not applicable

Parent company participation in a placing by a listed subsidiary	Not applicable

Provision of services by a controlling shareholder	Not applicable

Shareholder waiver of dividends	Financial statements, Notes 16 and 44

Shareholder waiver of future dividends	Financial statements, Notes 16 and 44

Agreements with controlling shareholders	Not applicable

The Directors’ Report

–	has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law.

–	was approved by the Board of Directors on 8 March 2021 and signed on its behalf by:

Sir Jonathan Symonds

Chairman

8 March 2021

110    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

    Remuneration

In this section
Chairman’s annual statement	112

Annual report on remuneration	114

2020 Remuneration policy summary	133

		GSK Annual Report 2020 111

Remuneration report

Chairman’s annual statement

On behalf of the Remuneration Committee (the Committee), I am pleased to present our Remuneration report for 2020. This Annual report on remuneration and my annual statement will be subject to an advisory vote at our AGM on 5 May 2021. I set out below key aspects of the Committee’s work and the out turn from the implementation of our remuneration policy to reward management’s performance in 2020.

Overall, 2020 was an extraordinary and challenging year and the Board was pleased to see the continued progress against the company’s strategic goals. It is a testament to the increased focus that is being placed on improving commercial execution that despite the business disruption from the COVID-19 pandemic to adult vaccinations, most especially Shingrix, our financial guidance for the year was delivered. However, the internal PBIT target was missed which resulted in a reduced bonus outcome. The multiple ways in which the company continues to work in response to COVID-19 are set out on page 24. This includes the contribution of our adjuvant to progress potential vaccines, therapeutic assets with Vir Biotechnology and our in-house asset otilimab.

Review of 2020 IPT Outcomes

You will note from the 2020 Total remuneration on page 115, that overall pay for Emma Walmsley our CEO and Iain Mackay our CFO is down on 2019. The pay of Dr Hal Barron our CSO has increased on 2019, reflecting the vesting from the Long Term Incentive award granted in the year he joined. I would like to set these outcomes in context against our overall performance in 2020.

Innovation – In terms of innovation, the CSO and the R&D organisation made significant progress in 2020 in further strengthening our R&D biopharma pipeline. R&D exceeded its targets. There were 9 major approvals in 2020; we now have 20 assets in late stage development many of which we believe will be transformational for patients. More than 20 business development deals were undertaken to strengthen our capabilities with the acquisition of a new antibody, mRNA and genetic platforms and technologies.

Performance

In terms of overall Performance, management just missed the agreed internal budget target for biopharma primarily due to significantly lower than expected Vaccines sales volumes as a result of COVID-19 pandemic disruption and lockdowns, across Adult vaccines (including Shingrix, Hepatitis, DTPa – containing vaccines), Synflorix and Bexsero. However, despite this we still continued to grow Shingrix, with sales of £2bn. Indeed Group sales overall grew 3% CER. In particular, strong growth drivers in New and Specialty products in Respiratory, HIV and Oncology drove growth with sales of £9.7bn up 12% CER. This group of innovative products now accounts for more than half of our pharmaceuticals sales. In addition to this, robust and effective cost control supported delivery of 98% of the Group PBIT target with adjusted EPS of 115.9p -4% CER, at the lower end of the company’s earnings guidance set at the beginning of the year before the COVID-19 pandemic began. The Committee was pleased to note management’s determination and drive to deliver its agreed financial guidance despite the environment. I confirm that the Committee did not make any adjustments to targets or measures for the Executive Directors as a result of the impacts of COVID-19.

Preparations to create two exciting companies post separation continued to schedule and remain on track despite the global disruption from COVID-19.

Trust

Finally, the importance of the business operating responsibly was further highlighted in 2020 and new ambitious industry leading environmental targets for climate and nature were introduced and work was also undertaken to introduce the Inclusion and Diversity targets published recently. The employee survey in 2020 saw the highest response rate to date of 85%, and the overall employee engagement score rose to 84%, a 6% rise since the 2019 survey and the highest score since its inception. The company has also topped the Access to Medicines Index for the seventh time in a row.

112    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

2020 remuneration outcomes

All awards in relation to 2020 were made in accordance with our Remuneration policy. The key decisions made by the Committee were as follows:

–	Bonus – The outcomes for the CEO, CFO and CSO were determined by reference to performance against the agreed financial measure of Group PBIT, and the Committee’s assessment of their individual performance during a remarkably challenging year. The formulaic methodology used to calculate the financial performance determined that payment would be made for achieving 98% of the financial target. The Committee considered the progress against each Executive Director’s personal objectives for the year across all aspects of the company’s Innovation, Performance and Trust priorities. It believes the resulting overall bonus outcomes appropriately reflect the underlying performance and progress made in 2020. See page 118.

–	Vesting of LTI awards – only two thirds of the 2018 Performance Share Plan (PSP) awards vested. This was based on the last three years performance against the equally weighted pre-agreed measures. The R&D new product performance measure vested in full reflecting the continued work in strengthening R&D and the successful commercialisation of newly launched products. Equally, the focus on strong cash management and generation is reflected in full delivery of the adjusted free cash flow measure. Disappointingly, the company’s relative TSR performance over the past three years has again resulted in this part of the award lapsing in full. The overall vesting level was therefore 66.66%. See page 120.

In determining the 2020 bonus and LTI outcomes, the Committee carefully considered the Directors’ performance but did not deem it necessary to exercise ‘discretion’ to address any anomaly in the performance outcomes. This review included an assessment of performance across all of the relevant measures and the wider context including the company’s Trust priority. GSK did not access any COVID-19 Government support or job retention schemes during 2020. Our dividend policy was maintained during the year and the company delivered its financial guidance.

Looking ahead

Pension

The Committee previously reported its intention to align the current UK Executive Directors’ pension contributions with the wider UK workforce by 1 January 2023. In response to feedback from some of our shareholders and following a review of the company’s pension arrangements in the US, the Committee will also reduce the pension contributions for the CSO to align with the wider US employee base by 1 January 2023.

Remuneration policy implementation for 2021

The Committee agreed that Executive Directors should receive a 2% salary increase aligned with that provided to the wider workforce in their respective geographies.

The Board and the Committee continually look to ensure that our remuneration provisions support our business strategy and priorities and seek to engage with shareholders on potential changes to our policy where we believe it is in the company and shareholders’ best interests to make changes. In that context, the Board is engaging with shareholders on the potential to provide a one-off additional performance incentive award to the CSO. This aims to support continuity of management and delivery of our Biopharma R&D pipeline, thereby proactively addressing one of the principal risks to the creation of sustainable shareholder value over the next few years. These discussions are ongoing and any resulting proposal would, of course, be set out in full ahead of a specific vote at the 2021 AGM.

My statement in our 2019 Annual Report (see page 116) sets out our position on the implementation of provision 40 of the 2018 Code and we continue to follow this approach.

AGM

I would like to thank shareholders for their input and engagement ahead of last year’s AGM and I welcome your feedback on this report ahead of our AGM on 5 May 2021. Specifically, we look forward to receiving your support for our Annual report on remuneration.

Urs Rohner

Remuneration Committee Chair

8 March 2021

GSK Annual Report 2020    113

Annual report on remuneration

2020 at a glance

2020 Total Remuneration
The following shows the composition of total remuneration paid to Executive Directors in office at 31 December 2020, in respect of 2020 and 2019.
Emma Walmsely	lain Mackey(1)	Dr Hal Barron

Pay for performance

2020 Annual bonus: financial performance	2018 LTI outcome: performance period ended 31 December 2020

Executive Directors’ shareholdings (audited)

To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. Executive Directors are required to continue to satisfy these Share Ownership Requirements (SOR) by holding 100% of their SOR for the first 12 months after leaving GSK and not less than 50% of their SOR for months 13-24 after leaving GSK.		Share ownership vs SOR (multiples of base salary)
Executive Directors and CET	SOR % of salary

CEO	650

Other Executive Directors	300

Other Corporate Executive Team members	200

114    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Annual report on remuneration continued

2020 Total remuneration (audited)

2020 Total remuneration (audited)

	Emma Walmsley		Iain Mackay(4)		Dr Hal Barron

	2020 £000	2019 £000	2020 £000	2019 £000	2020 $000	2019 $000
Fixed pay

Salary	1,199	1,110	871	825	1,786	1,743

Benefits	141	192	155	139	58	659

Pension	245	220	175	171	1,247	1,259

Total fixed pay	1,585	1,522	1,201	1,135	3,091	3,661

Pay for performance

Annual bonus(1)	1,169	1,754	810	1,185	1,741	2,675

Vesting of LTI awards:

DABP matching awards	–	412	–	–	–	–

PSP(2)	4,277	4,396	–	–	6,387	–

Total pay for performance(3)	5,446	6,562	810	1,185	8,128	2,675

Total remuneration	£7,031	£8,084	£2,011	£2,320	$11,219	$6,336

Notes:

(1)

Details of the mandatory bonus deferrals in 2020 and 2021 under the Deferred Annual Bonus Plan (DABP) are set out on page 130. (Matching awards ceased from 2018 and are no longer granted under the DABP).

(2)

Emma Walmsley’s 2017 PSP vested in July 2020 at a closing price of £15.83. At the time of the 2019 Annual Report the PSP figure used was based upon the average share price during the three month period to 31 December 2019 (£17.28), therefore the published figure last year was £4,671,000.

(3)

The Committee may in specific circumstances, and in line with stated principles, apply clawback/malus, as it determines appropriate. Following due consideration by the Committee, there has been no recovery of sums paid (clawback) or reduction of outstanding awards or vesting levels (malus) applied during 2020 in respect of any of the Executive Directors.

(4)	Appointed with effect from 14 January 2019.

GSK Annual Report 2020    115

Annual report on remuneration continued

2020 Total remuneration (audited) continued

The following sections provide details of each element of 2020 ‘Total remuneration’, including how the Committee implemented the approved Remuneration policy during the year.

Fixed pay (audited)

Salary

The table below sets out the base salaries of the Executive Directors over the last two years compared to increases for the UK and US workforce.

	%		Base salary
	change	2020	2019

Emma Walmsley	8%	£1,199,176	£1,110,348

Iain Mackay	2.5%	£871,250	£850,000

Dr Hal Barron	2.5%	$1,786,060	$1,742,500

UK & US employees	2.5%	–	–

Details of salary levels for 2021 are provided on page 126.

Benefits

The UK remuneration reporting regulations require the company to add into each Executive Director’s Total benefits calculation all items which are deemed by tax authorities to be a taxable benefit for them.

These comprise:

–	Employee benefits in line with the policy for other employees, which may vary by location and role; and

–	Business related services provided to employees to assist or enable them to carry out their role, which a tax authority has deemed to be a taxable “benefit” to the individual. Because these are business expenses, the company meets the tax which arises on them and therefore the items are shown grossed up for tax. These can be split into three areas:

–	Business travel: includes travel costs for the Executive Director and as appropriate for their spouse/partner associated with accompanying the Executive Director on GSK business which are deemed to be taxable benefits for the Executive Director.

–	Accommodation whilst on business travel.

–	Other benefits.

The table below provide an analysis of Total benefits (grossed up for tax) received by the Executive Directors in 2019 and 2020.

	2020 benefits £000	2019 benefits £000

Emma Walmsley
Benefits available to employees	62	60

Business related services(1)

Business travel	36	85

Other benefits	43	47

Total benefits	141	192

Iain Mackay
Benefits available to employees(2)	149	99

Business related services(1)

Business travel	5	35

Other benefits	1	5
Total benefits	155	139

Dr Hal Barron	$000	$000

Benefits available to employees	58	62

Business related services(1)

Business travel(3)	–	414

Accommodation whilst on business travel(4)	–	180

Other benefits	–	3

Total benefits	58	659

Notes:

(1)	Business related services which tax regulations deem to be a taxable benefit in the UK and/or the US.
(2)

Iain Mackay’s Benefits available to employees of £149,000 have increased year on year mainly due to a full year’s medical benefits as compared to only a partial year in 2019. Benefits also include professional fees and vehicle allowance.

(3)

During 2019, GSK reviewed the methodology for allocating the cost of certain business travel. Using the previous methodology, Dr Barron’s Business travel would have totalled approximately $129,000 net for 2019.

(4)	Dr Barron’s place of main business moved during 2019 from the UK to the US, which, taken together with the effect of COVID-19 on international travel, resulted in a reduction in this benefit for 2020.

116    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Annual report on remuneration continued

Fixed pay (audited) continued

Pensions

Please see details of changes to pensions policy and its implementation on page 126. In addition, the Committee has determined that all current and future UK and US Executive Directors will have their pension arrangements aligned to the wider UK and US workforce, as appropriate, by 1 January 2023.

Executive Director	Member since	Pension arrangements in 2020
Emma Walmsley	2010	Pension contributions of 20% of base salary and matching contributions as follows:
lain Mackay	2019	– from 1 January 2020 to 31 March 2020 based on the first £33,333 of salary(1) (2); and
		– from 1 April 2020 to 31 December 2020 based on the first £13,333 of salary(1) (2);

		with a cash supplement of 20% of base salary in lieu of pension on salary in excess of those figures.

Dr Hal Barron	2018	The CSO is a member of the 401(k) plan open to all US employees and the Executive Supplemental Savings Plan (ESSP), a savings scheme open to US executives to accrue benefits above the 401(k) plan limits.

		He receives a combined contribution rate under the 401(k) and ESSP plans of 6% (2% core contributions plus a match of up to 4%) of total base salary and bonus, less the bonus deferred under the DABP.

He is also a member of the US Cash Balance and the Supplemental Cash Balance pension plans, under which GSK makes annual contributions of 38% of base salary, in line with other US senior executives and members of GSK’s CET.

(1)

As a member of the defined contribution plan, Emma Walmsley and Iain Mackay are eligible to receive a matching award of up to 5% on the first £33,333 of their salaries from 1 January 2020 to 31 March 2020 and on the first £13,333 of their salaries from 1 April 2020 to 31 December 2020, in accordance with the terms of the plan.

(2)

Emma Walmsley and Iain Mackay receive cash payments in lieu of pension of 20% of base salary in excess of £33,333 from 1 January 2020 to 31 March 2020 and cash payments in lieu of pension of 20% of base salary in excess of £13,333 from 1 April 2020 to 31 December 2020, in line with GSK’s defined contribution pension plan rates.

The following table shows the breakdown of the pension values set out on page 115. The pension remuneration figures have been calculated in accordance with the methodology set out in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2008 (Remuneration regulations).

	Emma Walmsley		Iain Mackay		Dr Hal Barron

Pension remuneration values	2020 £000	2019 £000	2020 £000	2019 £000	2020 $000	2019 $000

UK defined contribution	5	8	5	8	–	–

US defined benefit	–	–	–	–	1,059	1,069

Employer cash contributions	240	212	170	163	188	190

Total pension remuneration value	245	220	175	171	1,247	1,259

Further details regarding the 2020 pension values for Dr Hal Barron are set out in the table below. The pensions figures disclosed for Dr Hal Barron, who is a member of the US style defined benefit plans, are in accordance with paragraph 10.e.ii of Schedule 8 of the Remuneration regulations.

The table shows the accrued benefit (ie the annual pension accrued to date). In accordance with the regulations, the pension remuneration in 2020 was calculated as the increase in the accrued benefit, adjusted for inflation and multiplied by 20 to reflect the fact that the benefit will be received for a number of years. The normal retirement age under the Cash Balance Pension Plan is age 65. There is no additional benefit for retiring early.

		Accrued pension	Pension remuneration

Dr Hal Barron pension values	31 December 2020 $000	31 December 2019 $000	value for 2020 $000

US – Funded	2	1	20

US – Unfunded	158	106	1,039

Total	160	107	1,059

GSK Annual Report 2020    117

Annual report on remuneration continued

Pay for performance (audited)

Annual bonus

2020 performance against targets

For 2020, the performance measures and weightings were as follows:

	Weighting	2020 Adjusted Group PBIT performance

Performance measure	Executive Directors	2020 target	Outcome	Positioning against target

Adjusted Group PBIT	70%	£8,465m	£8,271m	98%

Individual objectives	30%

Threshold and maximum performance targets were set at 95% and 105% of target respectively.

The Adjusted Group PBIT target and outcome for the purposes of the Annual bonus calculation differ from Adjusted Group PBIT disclosed elsewhere in this Annual Report, primarily because both the target and outcome numbers are calculated by applying GSK’s budget exchange rates and not actual exchange rates.

The following table shows actual bonuses earned compared to the bonus opportunity for 2020:

	2020 bonus opportunity			2020 bonus outcome

Bonus	Target (% of salary)	Maximum (% of salary)	2020 Base salary	Financial performance (% of salary)	Individual objectives (% of salary)	Total 2020 bonus (% of salary)	Total 2020 bonus 000

Emma Walmsley			£1,199,176		55.5	97.5	£1,169

Iain Mackay	100	200	£871,250	42	51	93	£810

Dr Hal Barron			$1,786,060		55.5	97.5	$1,741

The table below provides more detail on delivery against Adjusted Group PBIT:

Financial performance

–	Strong financial leadership of the Group in a challenging year

–

Delivered full year reported Group sales of £34bn (+1% AER, +3% CER), with Vaccines sales impacted by lower US adult vaccination volumes through COVID-19 disruption and partially offset by growth drivers in Respiratory and HIV

–	Adjusted Group PBIT of £8,939m below target driven by lower sales but delivery supported by effective cost control

–	Adjusted EPS of 115.9p (-6% AER, -4% CER) in line with guidance, delivery supported by effective cost control

118    GSK Annual Report 2020

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Financial statements
Investor information

Annual report on remuneration continued

Pay for performance (audited) continued

The following table summarises performance against the scorecard of individual objectives agreed by the Committee for each Executive Director, in addition to their contribution to the financial performance for 2020:

Individual objectives

Emma Walmsley

–  Continued focus and progress against long-term IPT priorities

–  Robust and agile commercial execution in exceptional circumstances; Pharmaceuticals and Vaccines sales £24.1bn, Consumer Healthcare £10bn. Strong growth from new and specialty Pharmaceuticals £9.7bn (+11% AER, +12% CER). Shingrix £2bn (+10% AER, +11% CER) despite impact of COVID-19 disruption. 28 first-market launches for Consumer Healthcare

–  Significant progress in strengthening and advancing a sustainable pipeline of transformational Pharmaceuticals and Vaccines, with 9 major approvals, 9 pivotal study starts and over 20 late-stage assets in development

–  COVID-19 solutions including global partnerships for first-and second-generation vaccines and therapeutics, and providing expertise and donations to support local response

–  Transformation and separation plans on track to deliver two new competitive companies in 2022. Consumer Healthcare JV with Pfizer commercial integration delivered and remaining programme on track

–  Supply chain reliability during severe disruption and continued network simplification

–  Sustained progress and leadership in ESG and Global Health. New environmental sustainability commitments in climate and nature launched, expanded plans to accelerate our progress on Inclusion & Diversity, and continued top quartile recognition in external ESG ratings, including 1st place in Access to Medicines Index and 2nd place in Dow Jones Sustainability Index

–  New leadership accountabilities and training. 13% new in role for our top 125 enterprise key roles, 38% women at Senior Vice President and Vice President level, with aspiration set for race and ethnicity representation in the US & UK

–  Progress towards a Purpose and Performance culture accelerated through COVID-19 and reflected in highest employee engagement rates recorded to date. Continued focus on values and expectations through disruption and remote working, and launch of new flexible working approach

–  Key leadership role in preparation for separation into two new competitive companies lain Mackay

–  Strong financial leadership of the Group in challenging year

–  Delivered full year reported Group sales of £34bn (+1% AER, +3% CER), with Vaccines sales impacted by lower US adult vaccination volumes through COVID-19 disruption and partially offset by growth drivers in Respiratory and HIV

–  Adjusted EPS of 115.9p (-6% AER, -4% CER) in line with guidance, delivery supported by effective cost control

–  Key leadership role in preparation for separation into two new competitive companies

–  Strong oversight across Finance and Tech during transformation and through extreme COVID-19 disruption

Dr Hal Barron

–  R&D strategy further strengthened and advancement of pipeline: with 40 potential new medicines and 17 vaccine candidates, 9 major product approvals and 9 pivotal study starts. Over 20 significant business development deals executed to augment the pipeline, including: Vir Biotechnology, CureVac, Surface Oncology, The Broad Institute and Adrestia

–  Over 70% of research targets genetically validated, more than 30 targets identified from our 23&Me collaboration and the 1st jointly identified target in clinical development

–  Advanced technology capability build continues with new London AI hub opened, UK Functional Genomics network, NVIDIA collaboration and key external hires in AI and ML. New talent in 18% of key R&D roles (79% external hires)

–  Significant progress towards one Biopharma, with “One Development” organisation implemented and strong foundation for single approach to governance and capital allocation

–  Employee confidence in pipeline up +8% and strong engagement across R&D organisation at 83%

–  Continuing to build GSK’s reputation for Innovation and external pipeline perception through significant engagement on major platforms, with media and investors

Malus and clawback policy

For details of our policy on malus and clawback, please refer to the company’s Remuneration policy report on page 144 of the 2019 Annual Report, available on GSK.com.

The Committee reviews and discloses whether it (or the Recoupment Committee) has exercised malus or clawback.

Disclosure is only made when the matter has been the subject of public reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made without unduly prejudicing the company and therefore shareholders.

In line with these disclosure guidelines, neither the Committee (nor the Recoupment Committee) exercised malus or clawback during 2020.

Other policies

For details of our existing policies on recruitment remuneration, loss of office and termination payments, please refer to the 2020 Remuneration policy report on pages 141 to 150 of the 2019 Annual Report, available on gsk.com.

GSK Annual Report 2020    119

Annual report on remuneration continued

Pay for performance (audited) continued

Value earned from long-term incentives (LTIs)

The following tables set out the performance achieved against the targets set for the company’s LTI plans and also includes an update on performance of outstanding awards.

In line with the Committee’s agreed principles, for each measure applicable to the LTI awards, actual performance against the targets is reviewed and adjustments made as appropriate to ensure that the vesting outcome reflects genuine underlying business performance and that results are being delivered in line with our Trust business priority.

2018 PSP awards with a performance period ended 31 December 2020

The Committee reviewed the performance of the PSP awards granted to Executive Directors against the targets set. The Adjusted free cash flow (AFCF) target was revised in line with the disclosure on page 125 of the 2019 Annual Report. It has been further restated to take account of the revised phasing of the Future Ready programme restructuring cash payments and separation costs based on detailed programme and separation planning undertaken in 2020. As a result the target has been increased by £0.39bn to £10.95bn.

For 2020, the 2018 PSP was valued based on the closing share price on 11 February 2021 of £12.55 and the closing ADS price of $35.32. Of the vested amounts for the CEO and CSO, none is attributable to share price appreciation over the performance period. The Committee did not exercise any discretion in relation to the vesting of the awards or share price changes.

The performance achieved in the three years to 31 December 2020 and the vesting levels are set out in the table below.

					Outcome and vesting level

Performance measures and relative weighting	Performance targets				Outcome	% of maximum	% of award

R&D new product performance (1/3rd)	R&D new product sales performance measures aggregate three-year sales for new products launched in the three-year performance period and the preceding two years, i.e. 2016-20.				£7.34bn	100	33.33

			Target	% vesting

	Maximum		£4.39bn	100%
			£3.99bn	75%
			£3.79bn	50%
	Threshold		£3.59bn	25%

Adjusted free cash flow performance (1/3rd)	In line with the company’s agreed principles, the AFCF figures included adjustments for a number of material distorting items, including legal settlements, exchange rate movements and special pension contributions.				£15.64bn	100	33.33

		Original target	Revised target(1)	% vesting

	Maximum	£13.89bn	£12.60bn	100%
		£13.29bn	£12.05bn	75%
		£12.08bn	£10.95bn	50%
	Threshold	£11.72bn	£10.63bn	25%

	(1) The revised target has been further adjusted since the 2019 Annual Report as noted above.

Relative TSR performance (1/3rd)		TSR ranking within comparator group(2)		% vesting	Ranked 9th	0	0

	Maximum	1st, 2nd, 3rd		100%
		4th		72%
		5th		44%
	Threshold(3)	Median		30%
		6th to 10th		0%

	(2) TSR comparator group: AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GSK, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings and Sanofi

	(3) The vesting schedule is based on delivering 30% vesting for median performance. In a comparator group of ten companies, median falls between two companies.

Total vesting in respect of 2018 awards							66.66%

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Financial statements
Investor information

Annual report on remuneration continued

Pay for performance (audited) continued

Update on performance of ongoing LTI awards

The Committee also reviewed the performance of the PSP awards granted to Executive Directors in 2019 and 2020.

The following charts provide an estimate of the vesting levels taking into account performance to 31 December 2020. Actual vesting levels will only be determined based on performance over the full three-year performance periods. The indications below should therefore not be regarded as predictions of the final vesting levels. The AFCF threshold and associated vesting scales for the 2019 and 2020 PSP awards have been adjusted. The net overall impact is an increase of £0.19bn to £10.93bn for the 2019 award and a decrease of £0.37bn to £9.62bn for the 2020 award.

These adjustments are to take account of the following items: revised phasing of the Future Ready programme restructuring cash payments and separation costs based on detailed programme and separation planning undertaken in 2020, revised timing of Future Ready programme divestments, cancellation of one of the Future Ready programme divestments.

There are no changes to the targets set for the R&D new product, Innovation sales (previously named R&D new product) or the relative TSR performance measures for the 2019 and 2020 awards.

For threshold performance 25% of each award will vest in respect of each performance measure. Individual 2019 LTI award levels appear on page 126 of the 2019 Annual Report. They are set out below for the 2020 LTI awards.

Historical vesting for LTI plans

	Vesting%
Year of grant	Relative TSR	Adjusted free cash flow	R&D new product	Business diversification	Lapsed %	Total vested %
2010	9	16			75	25
2011	0	13	16	11	60	40
2012	0	0	7	7	86	14
2013	0	0	21	17	62	38
2014	0	0	33		67	33
2015	15	21	33		31	69
2016	0	26	33		41	59
2017	0	33	33		33	67
2018	0	33	33		33	67

For the DABP, the 2010 awards were only subject to TSR performance and from 2011 awards were subject to the same performance measures as PSP awards.

2020 LTI awards

The 2020 DABP awards (in respect of the deferral of 2019 bonus) and the 2020 PSP awards are shown in the table below.

		2020 DABP awards		2020 PSP awards
	2019 % of total bonus deferred	Number of shares	Face value of award(1)	Award level as % of base salary	Number of shares	Face value of award(2)(3)
Emma Walmsley		52,169 shares	£0.877m	575%	410,090 shares	£6.9m
Iain Mackay	50%	35,223 shares	£0.592m	400%	207,267 shares	£3.5m
Dr Hal Barron		30,547 ADS	$1.337m	500%	203,981 ADS	$8.9m

(1)

The face values of the DABP awards have been calculated based on a share price of £16.81 and an ADS price of $43.78, being the closing prices on 13 February 2020 (the day before grant). These are nil-cost options for the UK Executive Directors and restricted shares for the US Executive Director. No performance conditions are attached to the DABP awards, as they reflect the mandatory deferrals in respect of the 2019 annual bonus earned.

(2)

The face values of the PSP awards have been calculated based on a share price of £16.81, and an ADS price of $43.78, being the closing prices on 13 February 2020 (the day before grant). These are conditional shares, based on the performance measures outlined above.

(3)	The performance period for the 2020 PSP awards is from 1 January 2020 to 31 December 2022.

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Annual report on remuneration continued

Directors’ pay in a wider setting

Internal context

In setting executive pay it is important that the Committee and I do so with a good understanding of wider workforce pay. To that end on an annual basis I meet with our Human Resources Business Leaders (HRBLs) of Global Support Functions, Pharmaceuticals, ViiV Healthcare, Vaccines and Consumer Healthcare to understand perspectives on pay and GSK’s remuneration package for the wider workforce.

When I met with the HRBLs this year, we discussed the current enterprise-wide themes for employees for the wider group, namely:

–  Attract, recruit and retain key talent to support an ambitious business agenda and working towards separation of the Biopharma and Consumer Healthcare businesses

–  Inclusion and diversity

–  Pay reviews, including delivery of fair pay and setting appropriate salary budgets

–  Pensions changes being undertaken in the US and those proposed in the UK and under consultation.

We also discussed how different pay levels/cultures in different markets and moving key talent between markets was handled.

Finally, Dr Vivienne Cox, our Workforce Engagement Director, is a valued member of the Committee and continues to bring employee perspectives into the Committee’s discussions.

Urs Rohner

Remuneration Committee Chair

Remuneration structure for employees

Element	Wider workforce pay	Comparison with Executive Director and CET pay
Salary

–  The market competitiveness of salaries across the company is assessed at a local market level. The competitiveness of roles, which is measured against the external market and internal peers, is kept under regular review

–  For our Executive Directors and for the CET, ordinarily increases in base salaries are in line with the average of the wider employee population unless there is a change in scope of the individual’s role, responsibilities or experience

Pensions and benefits	– The company seeks to provide an appropriate pensions and benefits package that is aligned to competitive market practices in those countries in which the company operates and our employees are based

–  Our Executive Directors and the CET are eligible to receive benefits broadly in line with the policy for our other employees, which may vary by location

–  Pension arrangements are structured in accordance with where our Executive Director or CET member is expected to retire. Current and future UK and US Executive Directors will have their pension arrangements aligned to the wider UK and US workforce by 1 January 2023

Annual bonus

–  With the exception of our sales force, who participate in separate arrangements, our wider workforce participates in a plan based on performance against four business and financial measures (three measures for Consumer Healthcare). This is structured to reflect the priorities of the specific business area

–  This plan is designed to reward our employees’ collective contribution to business achievement. Separate mechanisms are in place to recognise outstanding individual performance or to address under-performance

–  Our Executive Directors and the CET participate in a plan based on an assessment of a combination of stretching financial / business and personal objectives

–  Our Executive Directors are required to defer 50% – and the CET 25% – of any bonus earned into shares or ADSs as appropriate for three years

–  Clawback and/or malus provisions apply

LTI plans

–  Our employees at Senior Vice President (SVP) and Vice President (VP) level participate in the same PSP as our Executive Directors and the CET with the same performance targets and periods

–  Clawback and/or malus provisions apply

–  Our SVP and VP employees, together with Directors and Managers below the CET, receive annual Share Value Plan awards of restricted shares

–  Our Executive Directors and the CET are granted annual PSP awards with the same performance targets and periods

–  Our Executive Directors are required to hold vested awards for an additional two-year period

–  Clawback and/or malus provisions apply

–  Our Executive Directors and the CET do not receive Share Value Plan awards following appointment

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Directors’ pay in a wider setting continued

CEO pay ratios

Financial year	Methodology	(Lower Quartile) P25	(Median) P50	(Upper Quartile) P75
2020		130:1	96:1	62:1

2019	Option A	160:1	119:1	73:1

2018		122:1	90:1	56:1

The pay ratios above are calculated using actual earnings for the CEO and UK employees. The CEO total single figure remuneration of £7,031,871 for 2020 and £8,084,000 for 2019 (restated) are detailed on page 115 of this Report.

Total remuneration for all UK full-time equivalent employees of the company on 31 December 2020 has been calculated in line with the single figure methodology, except for employer pension contributions for employees with a Defined Benefit pension due to the cost and complexity of such calculations. Instead, the Future Service Rate agreed at the most recent actuarial funding valuation has been used for these employees. Otherwise this reflects their actual earnings received in 2020 (excluding business expenses), which were used to produce the percentile calculation under Option A of the Remuneration regulations. Business expenses have been excluded as they are reimbursed to employees and not sufficiently substantial in value to significantly impact the ratios.

GSK continues to choose Option A because it is the most robust and statistically accurate way for the company to calculate the three ratios from the options available in the Remuneration regulations. The decrease in the pay ratio for 2020 is due to the lower pay for performance elements (bonus, PSP and the discontinuation of DABP matching awards) received compared to 2019.

Set out in the table below is the base salary, and total pay and benefits for each of the percentiles.

	£2020	2019	2018	2020	2019	2018	2020	2019	2018
	P25			P50			P75
Salary	36,924	34,510	33,090	50,000	47,029	44,944	70,203	66,561	64,185
Total
pay and
benefits	54,133	50,467	48,370	73,340	68,200	65,149	113,830	110,638	105,045

The Committee believes that the median pay ratio is consistent with the company’s pay, reward and progression policies. The base salaries of all employees, including the Executive Directors, are set with reference to a range of factors including market practice, experience and performance in role.

Supplemental/Additional ratios

GSK’s CEO pay ratio is likely to vary, potentially significantly, over time since it will be driven largely by CEO variable pay outcomes. In line with our reward principles, the CEO has a larger portion of her pay based on performance than the individuals at P25, P50 and P75. This means that depending on GSK’s performance the ratio could increase or decrease significantly. The Committee believes that our senior executives should have a significant proportion of their pay directly linked to performance.

In light of this we have also provided supplemental ratios, where LTI compensation has been excluded. We believe this provides an additional view as LTIs formed a substantial percentage of the CEO’s total remuneration, which is highly variable and dependent on business performance. The CEO 2020 total remuneration excluding LTI compensation is £2,754,000.

Financial Year	Methodology	P25	P50	P75
2020		51:1	38:1	26:1

2019	Option A*	65:1	48:1	32:1

2018		70:1	52:1	34:1

*	Total remuneration less vesting of long-term incentive awards.

Percentage change in remuneration of CEO

	Emma Walmsley		UK Employees
	2020 £000	% change	% change
Salary	1,199	8.0%	2.5%
Benefits	141	(26.6)%	0.0%
Annual bonus	1,169	(33.4)%	1.1%

For the wider UK employee population, the salary increase includes the annual salary review as well as any additional changes in the year, e.g. on promotion. UK employee benefits are unchanged on the previous year as there have been no changes to our benefit policies or levels. It does not reflect any changes to the level of benefits an individual may have received as a result of a change in role, e.g. on promotion. The UK employee population was considered to be the most relevant comparison as it most closely reflects the economic environment encountered by the CEO.

Historic CEO remuneration

Emma Walmsley						£000
			2020	2019	2018	2017
Total remuneration			7,031	8,094	5,887	4,883(1)
Annual bonus award(2) (% of maximum)			49%	79%	93%	77%
Vesting of LTI awards (% of maximum)			67%	67%	59%	69%
Sir Andrew Witty						£000
	2017	2016	2015	2014	2013	2012
Total remuneration	715(2)	6,830	6,661	3,902	7,207	4,386
Annual bonus award(2) (% of maximum)	0%(2)	97%	100%	42%	88%	44%
Vesting of LTI awards (% of maximum)	0%(3)	33%	38%	14%	31%	24%

(1)	Emma Walmsley’s total remuneration includes her pay for the period 1 January to 31 March 2017, before she became CEO.

(2)	Sir Andrew Witty received a pro-rata payment for 2017 in lieu of a variable bonus opportunity, in accordance with the 2014 Remuneration policy.

(3)	PSP and DABP awards for Sir Andrew Witty granted in 2015 did not vest until April 2018, in accordance with the terms of the Executive financial recoupment policy.

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Directors’ pay in a wider setting continued

Percentage change in remuneration of Directors

		2020 percentage change
	Salary/fee %	Benefits %	Bonus %
UK Employees	2.5	0.0	1.1
Executive Directors(1) Emma Walmsley	8.0	(26.6)	(33.4)
Iain Mackay(2)	5.6	11.5	(31.6)
Dr Hal Barron	2.5	(91.2)	(34.9)
Non-Executive Directors(1,3,4,5) Sir Jonathan Symonds(6)	201.7	0.0	–
Charles Bancroft (7)	–	–	–
Vindi Banga	23.6	(50.0)	–
Dr Vivienne Cox	55.4	(75.0)	–
Lynn Elsenhans	(12.3)	(73.3)	–
Dr Laurie Glimcher	(18.2)	(55.3)	–
Dr Jesse Goodman	(12.5)	(65.2)	–
Judy Lewent	(17.6)	(85.4)	–
Urs Rohner	16.3	(69.2)	–

(1)	Percentage changes have been calculated based on the 2020 Total remuneration table on page 115 for Executive Directors and the 2020 Total fees table on page 129 for Non-Executive Directors.

(2)	Iain Mackay joined the Board on 14 January 2019 whereas in 2020 he received his full base salary for the year.

(3)	Fees of Non-Executive Directors include fees received as cash and in the form of shares or ADS under the terms of the Non-Executive Directors’ share allocation plan.

(4)

The reduction in fees of US-based Non-Executive Directors is due to a reduction in intercontinental travel fees during the year relating to virtual attendance at Board and Committee meetings due to COVID-19.

(5)

Benefits of Non-Executive Directors decreased significantly during the year due to a reduction in travel and subsistence costs incurred in relation to virtual attendance at Board and Committee meetings due to COVID-19.

(6)	Sir Jonathan Symonds was appointed to the Board on 1 September 2019.

(7)	Charles Bancroft was appointed to the Board on 1 May 2020.

Relative importance of spend on pay

The table shows total employee pay and the Group’s dividends paid to shareholders.

	Change %	2020 £m	2019 £m
Total employee pay	4.0	10,249	9,855
Dividends paid in the year	0.6	3,977	3,953

The figures in the table above, which reflect payments made during each year and the impact of movements in exchange rates, are as set out on pages 171 and 178. However, dividends declared in respect of 2020 were £3,984 million (2019 – £3,966 million) an increase of 0.45%.

Total employee pay is based on 95,884 employees, the average number of people employed during 2020 (2019 – 97,214).

There were no share repurchases made by the company during 2020 and 2019.

All-employee share plans

UK Executive Directors may participate in HMRC approved all-employee share plans with the wider UK workforce, i.e. Share Save and Share Reward plans.

Participants of the Share Save plan may save up to £250 a month for three years and at the end of the period have the option to buy GSK shares at a 20% discount to the share price at the start of the savings contract. Participants of the Share Reward plan contribute up to £125 a month to purchase GSK shares which the company then matches.

For further details see page 130.

Dilution limits

All awards are made under plans which incorporate dilution limits consistent with the guidelines published by the Investment Association. These limits are 10% in any rolling ten-year period for all plans and 5% in any rolling ten-year period for executive share plans (granted to senior executives). Estimated dilution from existing awards made over the last ten years up to 31 December 2020 is as follows:

All GSK employee share plans

Executive share plans

124    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Annual report on remuneration continued

Directors’ pay in a wider setting continued

External context

Comparator groups for pay and relative TSR

The Committee used two pay comparator groups when considering executive pay for 2020. The Global pharmaceutical comparator group is also used to measure relative TSR performance. The primary groups used for each Executive Director were as follows:

	European cross-industry comparator group				Global pharmaceutical comparator group

Emma Walmsley Iain Mackay	Roche Holding AG Novartis LVMH Anheuser-Busch Inbev Unilever SAP L’Oreal Novo Nordisk A/S Airbus	Linde Sanofi AstraZeneca Diageo Siemens Christian Dior Inditex BAT Volkswagen	Deutsche Telekom Kering Heineken BASF Vinci Adidas Bayer Safran Reckitt Benckiser	Dr Hal Barron	France Sanofi Switzerland Novartis Roche Holdings UK AstraZeneca	US AbbVie(1) Amgen(1) Bristol-Myers Squibb Eli Lilly Johnson & Johnson Merck & Co Pfizer

(1)	AbbVie and Amgen are included for remuneration benchmarking, but are not included in the relative TSR comparator group.

2020 CEO total remuneration positioning

When reviewing the CEO’s remuneration, the Committee has also referenced pay for the Global pharmaceutical group.

Remuneration includes salary and the expected value of incentives based on the Committee’s agreed benchmarking methodology.

Performance graph

The following graph sets out the performance of the company relative to the FTSE 100 index and to the pharmaceutical performance comparator group for the ten-year period to 31 December 2020. These indices were selected for comparison purposes as they reflect both the primary index of which GSK is a constituent and the industry in which it operates.

*	This index comprises AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings and Sanofi.

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Annual report on remuneration continued

Implementation of Remuneration policy for 2021

Fixed Pay

Salary

The Committee considered the average increases being awarded to employees below the level of Executive Directors in the UK and US. After due consideration, it was agreed that it was appropriate to award increases in line with the wider workforce to the CEO, CFO and CSO to ensure the competitiveness of their remuneration could be maintained.

Base salary	2021	% change
Wider workforce(1)	–	2
Emma Walmsley	£1,223,160
Iain Mackay	£888,675
Dr Hal Barron	$1,821,781

(1)	Based on the average increase budget for employees below the level of CET in the UK and US.

Benefits

No significant changes to the provision of benefits are proposed for 2021. For full details of the policy in relation to benefits, please refer to the details in the 2020 Remuneration policy report on pages 141 to 150 of the 2019 Annual Report, available at gsk.com in the Investors section.

Pension

The table below provides an overview of the pension arrangements for each ongoing Executive Director in 2021.

The Committee has previously committed to reduce existing UK Executive Directors’ pensions to align with the wider UK workforce by 1 January 2023. The Committee has also determined that the pension contributions of the CSO will also be aligned with the wider US workforce by 1 January 2023. Any new UK-based or US-based Executive Director’s pension will be aligned to the appropriate wider workforce on appointment.

2021 Pension contribution
Emma Walmsley Iain Mackay	20% of base salary and matching contributions of 5% on the first £13,333 of salary in accordance with the terms of the plan open to all employees, and 20% of base salary in lieu of pension on salary in excess of £13,333
Dr Hal Barron

38% of base salary, less a contribution to the 401(k) and ESSP equivalent to 5% of total base salary and bonus (net of the bonus deferred under the DABP). In addition, in line with the wider US workforce, from 1 January 2021, a combined contribution rate under the 401(k) and ESSP plans of 11% (7% core contribution plus a match of up to 4%) of total base salary and bonus (net of the bonus deferred under the DABP).

Pay for performance

Annual bonus

There are no changes to the operation of the Annual bonus plan.

For full details of the policy in relation to the Annual bonus plan, please refer to the details on page 142 of the 2020 Remuneration policy report of the 2019 Annual Report.

	Bonus opportunity % of salary		performance	Weighting of measures %
	Target	Maximum	Adjusted Group PBIT	Scorecard of individual objectives
Emma Walmsley
Iain Mackay	100	200	70	30
Dr Hal Barron

In setting and assessing performance levels of the Executive Directors, the Committee considers performance against the company’s Trust business priority (see page 33) which reflects the Group’s approach to ESG factors.

Inevitably, targets linked directly to the financial and strategic plan are commercially sensitive. The Committee does not consider it appropriate to disclose Annual bonus targets during the year, as it may result in competitive harm. However, details of the performance targets, as usual, will be disclosed on a retrospective basis in the 2021 Annual Report.

Deferred Annual Bonus Plan (DABP) 2021 awards

The table below provides details of the mandatory deferral into the DABP of 50% of 2020 Annual bonus payments and the associated awards granted. The shares awarded have no performance conditions, but must be held for three years, regardless of continued employment.

	Total bonus deferred into shares %	DABP awards
		Shares	ADS
Emma Walmsley		45,779
Iain Mackay	50	31,725
Dr Hal Barron			24,355

Performance Share Plan (PSP) 2021 awards

The table below provides details of awards granted under the PSP:

	PSP award(1)

	% of salary	Shares	ADSs
Emma Walmsley	575	550,757
Iain Mackay	400	278,363
Dr Hal Barron(2)	500		254,794

(1)	The awards were granted on 10 February 2021 at a price of £12.77 per share and $35.75 per ADS.

(2)

The Board is engaging with shareholders on the potential to provide a one-off additional performance incentive award to the CSO. This aims to support continuity of management and delivery of our Biopharma R&D pipeline, thereby proactively addressing one of the principal risks to the creation of sustainable shareholder value over the next few years. These discussions are ongoing and any resulting proposal would, of course, be set out in full ahead of a specific vote at the 2021 AGM.

126    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Annual report on remuneration continued

Implementation of Remuneration policy for 2021 continued

LTI performance measures

The measures and weighting for the 2021 LTI awards remain unchanged from those used for the 2020 awards. The weightings for the four LTI measures are:

LTI measure	Measure	Weighting
Innovation	Innovation sales	20%
	Pipeline progress	20%
Performance	Relative TSR	30%
	Adjusted free cash flow	30%

Innovation

The Innovation sales measure recognises the importance of launching new products successfully and driving their performance is key to our commercial success.

The Pipeline progress measure further increases our emphasis on Innovation and seeks to reward acceleration and strengthening of the pipeline. This is based on two equally weighted elements of our key assets or indications measured over a three-year performance period.

Points are allocated for successful assets in each sub-measure based upon their forecast commercial value (peak year sales) at the end of the performance period.

The sub-measures for the 2021 award will vest as follows:

Pivotal Trial Starts

Focuses mainly on phase III registrational trial starts, but may also include phase II starts (eg in oncology).

Performance level	Points	Payout
Below Threshold	<12	Nil
Threshold	12	25%
	14	50%
	15	75%
Maximum	17	100%

Major Regulatory Approvals

Performance level	Points	Payout
Below Threshold	<13	Nil
Threshold	13	25%
	15	50%
	17	75%
Maximum	19	100%

The targets for Innovation sales and Pipeline progress measures are of their nature commercially sensitive at the time of grant. At the end of the performance period we will provide full disclosure of what has been achieved.

Performance

Relative TSR will continue to be measured against GSK’s Global pharmaceutical comparator group (see page 125).

The targets for the Adjusted free cash flow measure for the 2021 grant are:

	Target £bn	% vesting
Maximum	9.50	100
	9.08	75
	8.26	50
Threshold	8.01	25

Trust – business priority

When setting targets and reviewing performance against all LTI measures, the Committee considers and reflects on the company’s Trust business priority. Our Trust priority reflects the company’s approach to ESG factors (see page 33).

Shareholdings versus Share Ownership Requirement (SOR)

		Value of holdings as % of salary
	SOR % of salary	3 March 2021	31 December 2020
Emma Walmsley	650	858	669
Iain Mackay	300	55	32
Dr Hal Barron	300	444	232

Shares subject to performance conditions are excluded from each Executive Director’s SOR calculation until the end of the performance period. These vested shares are then included as part of the Director’s SOR to the extent that the performance conditions are met. The value of the holdings has been calculated on a post-tax basis.

For Dr Hal Barron, ADS contributing to his SOR include his investments under the GSK 401(k) plan and the ESSP. During the year, he re-allocated his funds in both plans to the GSK Stock Fund.

Emma Walmsley and Dr Barron currently exceed their SOR. Iain Mackay, who joined the Board in early 2019, is currently working towards satisfying his SOR.

The company has processes in place to ensure that each Executive Director’s SOR will continue to be satisfied after leaving GSK, including the monitoring of nominee accounts. Each Executive Director also agrees to the terms of the SORs within their service contract.

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Remuneration governance

Committee role and membership

These details are available on page 96 and are incorporated by reference to this Report. The Chairman, CEO, Heads of HR and Reward, Group Financial Controller and the Company Secretary assisted the Committee during the year.

Adviser to the Committee

PricewaterhouseCoopers LLP (PwC) has been the independent adviser to the Committee since it was appointed in 2018 after a full commercial tender exercise was concluded by the company. PwC is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The code of conduct can be found at www.remunerationconsultantsgroup.com.

During the year, PwC did not have any other connection with the Committee members or other Board Directors. However, it did provide other consulting and assurance services to the company. In line with the protocols agreed and set by the Committee Chair under which PwC provided their advice, the Committee is satisfied that such advice has been objective and independent. PwC has provided independent commentary on matters under consideration by the Committee and updates on market practice and legislative requirements. PwC’s fees for advice during the year, which were charged on both a fixed and a time and materials basis, were £170,975.

Willis Towers Watson provided additional market data to the Committee.

Shareholder votes on remuneration matters

	Total votes cast (billion)	Total votes for (%)	Total votes against (%)	Votes withheld (million)
Remuneration report
2020 AGM	3.4	94.5	5.5	24.5
Remuneration policy
2020 AGM	2.7	88.2	11.8	620.1

Service contracts and letters of appointment

The table below sets out the dates of the Executive Directors’ service contracts, which are available for review at the company’s registered office and on gsk.com. Each Executive Director’s service contract contains a 12-month notice period.

	Date of contract	Effective date	Expiry date
Emma Walmsley	29.03.17	01.04.17	30.06.34
Iain Mackay	18.09.18	14.01.19	n/a
Dr Hal Barron	16.12.17	01.01.18	31.12.24

The Non-Executive Directors (NED) have letters of appointment, which are available to view at the company’s registered office. Each NED is expected to serve on the Board until the end of the AGM following the third anniversary of their appointment. This is subject to election and subsequent annual re-election. Subject to mutual agreement, they are each expected to serve a further three years, and normally up to nine years from appointment in line with the provisions of the 2018 Code, subject to annual re-election.

Committee focus during 2020

Remuneration policy

The Committee sets the broad structure for the Remuneration policy and determines the remuneration of the Executive Directors, the Chairman and other corporate officers.

Items discussed:

–	Proposed 2020 Remuneration policy

–	Remuneration impact of major Group restructuring

–	Engagement with shareholders and consideration of feedback

Salary review

The Committee periodically reviews and considers the remuneration environment of Executive Directors and CET, approving annual adjustments as necessary having regard to the remuneration of the wider workforce.

Items discussed:

–	Review of remuneration environment (including wider employee trends)

–	Executive Director and CET benchmarking, competitiveness and GSK comparator groups

–	CET and Company Secretary salary review and recommendations for 2020

–	Executive Director salary review and recommendations for 2021

Annual bonus

The Committee is responsible for setting specific performance measures for the Annual bonus and for assessments of performance.

Items discussed:

CEO, Executive Directors and CET 2019 bonus recommendations and 2020 CEO bonus objectives

LTI plans

The Committee is responsible for approving LTI plan rule changes, grants, assessments of performance, and the vesting of LTI awards for the Executive Directors, CET and below (including interim awards).

Items discussed:

–	LTI performance outcomes and vesting of LTI awards for CET and below

–	Confirmation of LTI grants for CET and below

–	Implementation and embedding of new Pipeline progress measure

Governance and other areas of focus

The Committee adheres to a robust remuneration governance framework, ensuring alignment between internal actions and external reporting/compliance requirements.

Items discussed:

–	Review of Terms of Reference

–	Committee evaluation annual review

–	2019 Remuneration report and proposal of 2020 Remuneration Policy

–	Confirmation of 2020 Group Budget for remuneration purposes

–	Remuneration considerations and committee programme for 2020

–	AGM and Remuneration report feedback, the external remuneration environment and performance target disclosure for incentive plans

–	2020 Remuneration report disclosures, including CEO pay ratio

–	Annual governance meeting and key Committee messages

–	Committee Chair consultation with employee representatives on setting pay and wider workforce pay practices

128    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Annual report on remuneration continued

Non-Executive Directors’ fees

Chairman and other Non-Executive Directors

The company aims to provide the Chairman and other Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity, subject to the limits contained in its Articles of Association.

Chairman’s fees

The Chairman is paid a fee of £700,000 per annum, of which he takes 25% in GSK shares. The Chairman’s fees were reviewed on the appointment of the new Chair. It was concluded they remained appropriate.

2020 Non-Executive Directors’ fees

The Non- Executive Directors’ fees that applied during 2020 are set out in the table below:

Per annum
Standard annual fee	£95,000
Supplemental fees
Chair of the Audit & Risk Committee	£80,000
Senior Independent Director	£50,000
Scientific & Medical Experts	£30,000
Chairs of the Remuneration, Corporate	£40,000
Responsibility and Science Committees
Workforce Engagement Director
Non-Executive Director undertaking intercontinental	£7,500 per meeting
travel to meetings

Non-Executive Directors will continue to be required to invest at least 25% of their total net fees in GSK shares or ADS.

Implementation of Non-Executive Directors’ policy in 2020

Following a review and engagement with shareholders, Non-Executive Directors’ standard fees and fees payable to the Senior Independent Director and other Committee Chairs (including the Remuneration, Corporate Responsibility and Science Committees) were last increased with effect from 1 January 2020.

As part of shareholder approval of the 2020 Remuneration policy:

–	a supplemental fee was introduced with effect from 1 January 2020, payable to the Workforce Engagement Director; and

–

payment to a Non-Executive Director of up to the amount paid to a Committee Chair for undertaking additional duties in exceptional or unforeseen circumstances requiring a significant additional time commitment was authorised.

No changes were made to the fees payable to the Chair of the Audit & Risk Committee or Scientific & Medical Experts. We do not expect to make any other increases to the fees payable to Non-Executive Directors during the new policy period. The increases described above reflect the time commitments of these roles.

2020 Total fees (audited)

The audited table below sets out the value of fees and benefits received by the Non-Executive Directors in the form of cash and shares or ADS. Further details of the Non-Executive Directors’ share allocation plan are set out on page 131. Non-Executive Directors’ fees that are paid in a currency other than Sterling are converted using an average exchange rate that is reviewed from time to time. The average exchange rates were updated in 2020. Benefits comprise the grossed up cash value of travel and subsistence costs incurred in the normal course of business, in relation to attendance at Board and Committee meetings. For overseas-based Directors, this includes travel to meetings in the UK.

				2020				2019
Non-Executive Directors’ emoluments (000) (audited)		Fixed fees				Fixed fees
	Cash	Shares/ADS	Benefits	Total pay	Cash	Shares/ADS	Benefits	Total pay
Sir Jonathan Symonds	£525	£175	£2	£702	£174	£58	£2	£234
Vindi Banga	£114	£38	£2	£154	£92	£31	£4	£127
Charles Bancroft	–	$82	–	$82	–	–	–	–
Dr Vivienne Cox	£107	£36	£2	£145	£69	£23	£8	£100
Lynn Elsenhans	$93	$100	$20	$213	$24	$196	$75	$295
Dr Laurie Glimcher	–	$180	$34	$214	–	$220	$76	$296
Dr Jesse Goodman	$174	$58	$23	$255	$199	$66	$66	$331
Judy Lewent	$183	$61	$12	$256	$222	$74	$82	$378
Urs Rohner	£107	£36	£4	£147	£92	£31	£13	£136

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Directors’ interests in shares (audited)

Executive Directors’ interests in shares

The interests of the Executive Directors of the company in office during 2020 and their persons closely associated (PCA) are shown in the table below:

					As at 31 December 2020
					Unvested share plan interests
	Total directors’ interests as at		Beneficial interests	Not subject to performance		Subject to performance
	3 March 2021(1)	31 December 2020(1)	Shares/ADS(2)	Shares/ADS(3,6)	Options(4,7)	Shares/ADS(5)
Shares
Emma Walmsley	1,150,620	787,639	316,761	281,324	189,554	1,372,409
Iain Mackay	68,879	36,655	–	–	36,655	461,587
ADS
Dr Hal Barron	359,809	232,193	160,001	72,192	–	716,327

1)

Total directors’ interests include beneficial interests and unvested share plan interests not subject to performance. The balance as at 3 March 2021 includes shares/ADS awarded in 2018 under the Performance Share Plan (PSP) and the Deferred Annual Bonus Plan (DABP) which vested in February and March 2021 respectively less those sold to satisfy tax liabilities on the vested amounts. Executive Directors’ shareholdings versus their SOR are outlined on page 127.

2)

Beneficial interests include shares/ADS held by the Executive Directors and their PCAs. For Emma Walmsley, this includes 2,044 shares purchased through the GlaxoSmithKline Share Reward Plan. Iain Mackay does not currently participate in the Share Reward Plan. As a US employee, Dr Hal Barron is not eligible to participate in the Share Reward Plan which is only open to UK employees. Dr Barron’s beneficial interests include ADS and notional ADS held by way of his investments in the GSK 401(k) plan and the Executive Supplemental Savings Plan (ESSP). During the year, Dr Barron re-allocated his funds in both plans to the GSK Stock Fund. Further details on Dr Barron’s membership of the plans can be found on page 117.

3)

Unvested shares/ADS not subject to performance represent PSP shares which have vested but are subject to an additional two-year holding period for Emma Walmsley. Unvested ADS not subject to performance for Dr Barron represent bonus deferrals (as described in note 6 below).

4)

Unvested options not subject to performance represent bonus deferrals under the DABP which are awarded as nil-cost options (as described in note 6 below). This figure excludes the 744 Share Save options held by Emma Walmsley.

5)	Unvested shares/ADS subject to performance represent unvested PSP awards.

6)

DABP: The table below shows bonus deferrals and subsequent reinvestment of dividends under the DABP. The amounts represent the gross shares/ADS balances prior to the sale of any shares/ADS to satisfy tax liabilities on vesting.

Deferred Annual Bonus Plan (Bonus deferrals)	3 March 2021	31 December 2020	1 January 2020
Shares
Emma Walmsley	169,201	189,554	165,445
Iain Mackay	68,879	36,655	–
ADS
Dr Hal Barron	97,509	72,192	38,499

As UK employees, bonus deferrals under the DABP are granted as nil-cost options to Emma Walmsley and Iain Mackay and the following table sets out details of nil-cost options exercised. There are no outstanding DABP matching awards following this exercise.

DABP	Date of grant	Number of shares under option	Date of exercise	Grant price	Market price at exercise	Gain on exercise (000)
Emma Walmsley
Deferral award	15.02.17	37,221	17.02.20	£0.00	£16.61	£618
Matching award	15.02.17	24,815	17.02.20	£0.00	£16.61	£412

In respect of nil-cost options awarded in 2017 under the DABP, the bonus which is deferred by the Executive Director was recorded as remuneration (under Annual bonus) in the Total remuneration table in respect of 2016. Number of shares under option includes the initial award amount together with reinvested dividends accrued to the date of exercise.

For the matching element of the DABP awarded in 2017, the remuneration of the Executive Director was recorded in the Total remuneration table in respect of 2019 (the year that the performance period ended). The Remuneration Committee granted the last matching award in 2017.

130    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Annual report on remuneration continued

Directors’ interests in shares (audited) continued

Non-Executive Directors’ interests in shares

The interests of the Non-Executive Directors of the company in office during 2020 and their persons closely associated (PCA) are shown in the table below:

				Share allocation plan for Non-Executive Directors
	Total directors’ interests as at(1)			Number of shares/ADS
			Beneficial	Dividends		Elected &
		31 December	interests at 31	reinvested after	31 December	allocated during
	3 March 2021	2020	December 2020(2)	year end	2020	the year(3)	1 January 2020
Shares
Sir Jonathan Symonds	51,246	47,608	35,757	423	11,851	11,017	834
Vindi Banga	101,940	99,693	71,800	1,581	27,893	3,345	24,548
Dr Vivienne Cox	8,190	7,203	–	366	7,203	2,264	4,939
Urs Rohner	14,069	12,754	–	695	12,754	2,583	10,171
ADS
Charles Bancroft	2,211	1,367	–	26	1,367	1,367	–
Lynn Elsenhans	43,863	41,135	1,000	2,147	40,135	4,506	35,629
Dr Laurie Glimcher	18,503	16,614	–	813	16,614	5,122	11,492
Dr Jesse Goodman	8,853	8,086	–	412	8,086	1,734	6,352
Judy Lewent	30,437	29,058	10,166	1,003	18,892	2,278	16,614

1)

Total directors’ interests include beneficial interests and any shares/ADS received as all or part of their fees under the Non-Executive Directors’ share allocation plan. Dividends received on shares/ADS under the plan during the year and in January 2021 were converted into shares/ADS as at 3 February 2021.

2)	Beneficial interests includes shares/ADS held by the Non-Executive Directors and their PCAs.
3)	Shares/ADS allocated during the year under the Non-Executive Directors’ share allocation plan includes dividends reinvested during the year.

Directors and Senior Management

Further information is provided on compensation and interests of Directors and Senior Management as a group (the group). For this purpose, the group is defined as the Executive and Non-Executive Directors, other members of the CET and the Company Secretary. For the financial year 2020, the following table sets out aggregate remuneration for the group for the periods during which they served in that capacity.

Remuneration for 2020	£
Total compensation paid	23,279,531
Aggregate increase in accrued pension benefits (net of inflation)	105,252
Aggregate payments to defined contribution schemes	1,280,970

During 2020, members of the group were awarded shares and ADS under the company’s various LTI plans, as set out in the table below. To align the interests of Senior Management with those of shareholders, Executive Directors and CET members are required to build and maintain significant holdings of shares in GSK over time. CET members are required to hold shares to an equivalent multiple of two times their base salary, and must continue to satisfy these share ownership requirements for a minimum of 12 months after leaving GSK.

		Awards		Dividend reinvestment awards
Awarded during 2020	Shares	ADS	Shares	ADS
Deferred Annual Bonus Plan (matching awards)	–	–	956	99
Performance Share Plan	1,682,807	377,238	240,354	64,739
Deferred Investment Awards(1,2)	–	–	–	–
Share Value Plan(2)	16,380	–	–	–

1)	Notional shares and ADS.
2)	Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan.

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Directors and Senior Management continued

At 3 March 2021, the group and their PCAs had the following interests in shares and ADS of the company. Interests awarded under the various LTI plans are described in Note 44 to the financial statements, ‘Employee share schemes’ on page 231.

Interests at 3 March 2021	Shares	ADS
Owned	2,031,335	467,144
Unexercised options	8,030	–
Deferred Annual Bonus Plan	484,413	140,738
Performance Share Plan	6,310,974	1,480,220
Deferred Investment Awards(1,2)	374,964	–
Share Value Plan(2)	49,560	–

(1)	Notional shares.
(2)	Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan.

Fees in respect of Executive Directors’ external appointments

CEO

Emma Walmsley is an independent non-executive director of Microsoft Corporation. During 2020, she received $325,000, of which $125,123 was delivered as cash and $199,877 as stock options under the Microsoft Corporation’s Deferred Compensation Plan for its non-employee directors.

CSO

Dr Hal Barron is a non-executive director of GRAIL Inc (a private company). During 2020, he earned $40,000 in fees.

Payments to past Directors (audited)

Sir Andrew Witty and Dr Moncef Slaoui left the Board on 31 March 2017 by mutual agreement. Dr Patrick Vallance and Simon Dingemans left the Board on 31 March 2018 and 8 May 2019 as voluntary leavers. The vesting of the DABP awards is governed by the Remuneration policy prevailing at the time each past Director left the Board. The table below reflects the value of the deferred bonuses and accrued dividends to the point of release.

Sir Andrew Witty

	Date of vesting	Number of shares vested
2017 DABP	17 February 2020	40,031

Dr Moncef Slaoui
	Date of vesting	Number of ADS vested
2017 DABP	18 February 2020	12,498

Dr Patrick Vallance
	Date of vesting	Number of shares vested
2017 DABP	17 February 2020	25,200
2018 DABP	1 March 2021	50,301

Simon Dingemans(1)
	Date of vesting	Number of shares vested
2017 DABP	9 May 2020	34,314
2018 DABP	1 March 2021	48,628

1)	Mr Simon Dingemans’ 2017 DABP award vested in May 2020 in accordance with the delayed vesting terms of the Recoupment Policy.

Other benefits: the grossed up costs predominantly for Simon Dingemans’ post-employment home security were £6,243.

Payments for loss of office (audited)

No loss of office payments were made in 2020 or 2019.

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2020 Remuneration policy summary

The company’s Remuneration policy was approved on 6 May 2020 at GSK’s Annual General Meeting and has operated as intended since its approval. The full policy is available at gsk.com in the Investors section.

Executive Director remuneration policy

Salary	To provide a core reward for the role. Set at a level appropriate to secure and retain high calibre individuals needed to deliver the Group’s strategic priorities.

Operation

Individual’s role, experience, performance and independently sourced data for relevant comparator groups considered when determining salary levels.

Salary increases typically take effect in the first quarter of each year.

Salaries are normally paid in the currency of the Executive Director’s home country.

Opportunity

There is no formal maximum limit and, ordinarily, salary increases will be broadly in line with the average increases for the wider GSK workforce.

However, increases may be higher to reflect a change in the scope of the individual’s role, responsibilities or experience. Salary adjustments may also reflect wider market conditions in the geography in which the individual operates.

Details of current salary levels are set out in the Annual report on remuneration.

Performance measures

The overall performance of the individual is a key consideration when determining salary increases.

Benefits	Levels are set to recruit and retain high calibre individuals to execute the business strategy.

Operation

Executive Directors are eligible to receive benefits in line with the policy for other employees which may vary by location. These include, but are not limited to, car allowances, healthcare, life assurance/death in service (where not provided as part of the individual’s pension arrangements), personal financial advice and contractual post-retirement benefits. In line with the policy for other employees, Executive Directors may be eligible to receive overseas relocation allowances and international transfer-related benefits when required. Executive Directors in the UK are also eligible to participate in all-employee share schemes (e.g. Share Save and Share Reward Plan), under which they are subject to the same terms as all other employees.

In order to recognise the high business travel requirements of the role, Executive Directors are also entitled to car travel and exceptionally may be accompanied by their spouse/partner on business trips. Other benefits include expenses incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual.

Where an Executive Director is based outside the UK, but is required to travel to the UK to fulfil the responsibilities of their role and to attend Board Meetings, they may be subject to tax on their business travel expenses to and from the UK and on the provision of any accommodation in the UK. Although in reality it represents a business expense, the tax treatment requires that their travel and accommodation expenses are then included as benefits. Because of the business context, the tax liabilities will be covered by the company on a grossed-up basis.

Benefit provision is tailored to reflect market practice in the geography in which the Executive Director is based and different policies may apply if current or future Executive Directors are based in a different country.

Opportunity

There is no formal maximum limit as benefits costs can fluctuate depending on changes in provider cost and individual circumstances.

Details of current benefits and costs are set out in the Annual report on remuneration.

Performance measure

None

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2020 Remuneration policy summary continued

Executive Director remuneration policy continued

Pension	Pension arrangements provide a competitive level of retirement income.

Pension arrangements provide a competitive level of retirement income.

Operation

Pension arrangements are structured in accordance with the plans operated in the country in which the individual is likely to retire. Where the individual chooses not to become a member of the pension plan, cash in lieu of the relevant pension contribution is paid instead. Executive Directors in the UK are entitled either to join the defined contribution pension plan or to receive a cash payment in lieu of pension contribution.

Where an individual is a member of a GSK legacy defined benefit plan, a defined contribution plan or an alternative pension plan arrangement and is subsequently appointed to the Board, he or she may remain a member of that plan.

Opportunity

The policy for all current Executive Directors is:

UK:

–	20% of base salary contribution to defined contribution plan and further 5% in matched contributions subject to any relevant cap and in line with implementation principles for other members of the plan; and
–	20% of base salary as a cash payment in lieu of pension contribution for the portion above the relevant cap;

or

–	20% of base salary as a cash payment in lieu of pension contribution.

From 1 January 2023, any current UK Executive Directors who are still in role will have their pension arrangements aligned to new Executive Directors’ arrangements as follows.

Any new Executive Directors in the UK will receive from date of appointment:

–	7% of base salary contribution to defined contribution plan and further 3% in matched contributions subject to any relevant cap and in line with implementation principles for other members of the plan; and
–	7% of base salary as a cash payment in lieu of pension contribution for the portion above the relevant cap;

or

–	7% of base salary as a cash payment in lieu of pension contribution.

US(1):

–	Cash Balance and Supplemental Cash Balance pension plans, providing annual contributions of 38% of base salary, split between the two plans as appropriate.
–	GSK 401(k) plan and the Executive Supplemental Savings Plan (ESSP) with core contributions of 2% of salary and bonus(2) and matched contributions of 4% of salary and bonus(2).

Any new Executive Directors in the US will receive:

–	Cash Balance and Supplemental Cash Balance pension plans, providing annual contributions of 5% of base salary and bonus, split between the two plans as appropriate.
–	GSK 401(k) plan and the ESSP with core contributions of 2% of salary and bonus(2) and matched contributions of 4% of salary and bonus(2).

Global:

–	Eligible for appropriate equivalent arrangement not in excess of the US/UK arrangements.

Performance measures

None.

(1)	In the event of any change to the plans operated in the US, a similar value would be provided under any successor arrangements introduced within the market.
(2)	Less bonus deferred under the DABP.

Annual bonus

To incentivise and recognise execution of the business strategy on an annual basis. Rewards the achievement of stretching annual financial and strategic business targets and delivery of personal objectives.

Operation

Financial, operational and business targets are set at the start of the year by the Committee and bonus levels are determined by the Committee based on performance against those targets.

Individual objectives are set at the start of the year by the Committee and performance against those objectives is assessed by the Committee.

Executive Directors are required to defer 50% of any bonus earned into shares, or ADS as appropriate, for three years. Deferred bonus shares are eligible for dividend equivalents up to the date of vesting.

The Committee may apply judgement in making appropriate adjustments to bonus outcomes to ensure they reflect underlying business performance. Clawback and/or malus provisions apply as described on page 144 of the 2019 Annual Report.

Opportunity

The maximum bonus opportunity for Executive Directors is 200% of salary. For threshold performance, the bonus pay-out on the financial measure will be nil. For target performance, the bonus payout will be 50% of the maximum opportunity.

Performance measures

Based on a combination of financial targets and individual/ strategic performance objectives, with the majority of the bonus assessed against the financial measures. The weighting between different measures will be determined each year according to business priorities. Further details, including the measures to be used in the financial year, are provided in the Annual report on remuneration.

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2020 Remuneration policy summary continued

Executive Director remuneration policy continued

Selection of annual bonus measures

The annual bonus is designed to drive the achievement of GSK’s annual financial and strategic business targets and the delivery of personal objectives.

The annual bonus financial targets are set by reference to internal budget and external consensus targets.

The majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets with the remainder of the bonus subject to a balanced scorecard of strategic and individual targets which are aligned to the company’s key objectives for that financial year.

Performance Share Plan (PSP)

To incentivise and recognise delivery of the longer term business priorities, financial growth and increases in shareholder value compared to other pharmaceutical companies. In addition, to provide alignment with shareholder interests, a retention element, to encourage long-term shareholding and discourage excessive risk taking.

Operation

Conditional awards are made annually with vesting dependent on the achievement of performance conditions over three years and are subject to an additional two-year holding period. PSP targets are set by reference to internal budget and external consensus targets.

Awards are eligible for dividend equivalents up to the date of vesting and release.

The Committee may adjust the formulaic vesting outcome (either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period.

Clawback and/or malus provisions apply as described on page 144 of the 2019 Annual Report.

Opportunity

The normal maximum award limits that may be granted under the PSP to an individual in any one year are set out in the table below:

% of salary
CEO	600
CFO	400
Other Executive Directors	500

Performance measures

Based on a combination of financial, share price related and strategic performance conditions which are aligned to the company’s strategic plan. For all measures*, 25% of awards will vest at threshold performance. Further details, including the performance targets attached to the PSP in respect of each year, and the weightings of the targets for the 2020 PSP awards are provided in the Annual report on remuneration.

*	We announced in the 2018 Annual Report, that we were reducing the threshold vesting level for our TSR measure to 25%, in order to align it with our other performance measures.

Share Ownership Requirements

To align the interests of Executive Directors with those of
shareholders, they are required to build and maintain
significant holdings of shares in GSK over time. The
requirements for each Executive Director are as follows:	As a minimum, Executive Directors are required to maintain
100% of their share ownership requirements to the end of the first year following retirement from the company and 50% to the
		end of the second year.

	% salary

CEO	650

Other Executive Directors	300

For details of our policy on clawback/malus, recruitment remuneration, loss of office and termination payments, please refer to the full 2020 Remuneration policy report on pages 140 to 149 of the 2019 Annual Report, available at gsk.com in the Investors section.

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2020 Remuneration policy summary continued

Scenarios for future total remuneration

The charts opposite provide illustrations of the future total remuneration for each of the Executive Directors in respect of the remuneration opportunity granted to each of them in 2021 under the approved 2020 Remuneration policy. A range of potential outcomes is provided for each Executive Director and the underlying assumptions are set out below.

All scenarios:

–	2021 base salary has been used.

–	2020 benefits figures have been used, i.e. based on actual amounts received in 2020, and for Dr Hal Barron the 2020 pension figures.

–	Pensions for Emma Walmsley and Iain Mackay are based upon their 2021 salaries.

–	The amounts shown under value of PSP awards are based upon the relevant multiples for 2021. They do not include amounts in respect of dividends reinvested and do not factor in changes in share price over the vesting period (except as described below).

Fixed:

–	Excludes Pay for performance, i.e. no Annual bonus would be paid and PSP awards would not vest.

Expected:

–	Includes Fixed pay.

–	For the Annual bonus, it is assumed that target performance is achieved.

–	For PSP awards, amounts reflect 50% vesting levels.

Maximum:

–	It is assumed that the Annual bonus would be payable at the maximum level and that the awards under the PSP would vest in full.

Maximum with 50% share price increase:

–	All elements are the same as Maximum but assuming a 50% increase in share price.

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2020 Remuneration policy summary continued

Non-Executive Director remuneration policy 2020

The company’s remuneration policy report was approved on Wednesday 6 May 2020 at GSK’s Annual General Meeting. The full policy is available in the Investor section of gsk.com. The following is a summary of this policy.

Non-Executive Directors’ fees

Element	Purpose and link to strategy	Operation

Chairman’s fees	To provide an inclusive flat rate fee that is competitive with those paid by other companies of equivalent size and complexity subject to the limits contained in GSK’s Articles of Association.

There is no formal maximum. However, fees are reviewed annually and set by reference to a review of the Chairman’s performance and independently sourced market data.

The Committee is responsible for evaluating and making recommendations to the Board on the fees payable to the Chairman. The Chairman does not participate in discussions in respect of his fees.

Fees are paid in cash. The Chairman is required to invest at least 25% of his total net fees in shares or ADS of the company.

Basic fees	As above	There is no formal maximum. As with the Chairman, fees are reviewed annually and set by reference to independently sourced data.

The Chairman and CEO are responsible for evaluating and making recommendations to the Board on the fees payable to the company’s Non-Executive Directors.

Fees are paid in cash. Directors are required to invest at least 25% of their total net fees in shares or ADS of the company. The shares or ADS are delivered or released following retirement from the Board.

Supplemental fees	To compensate Non-Executive Directors (other than the Chairman) for taking on additional Board responsibilities or undertaking intercontinental travel.

Additional fees for the Senior Independent Director, Committee Chairs, Scientific and Medical Experts, the Workforce Engagement Director role and intercontinental travel.

The company has the authority to pay an additional fee, up to the equivalent of the Committee Chair supplement (£40,000 with effect from 1 January 2020) to a Non-Executive Director, should the company require significant additional time commitment in exceptional or unforeseen circumstances.

Benefits	To facilitate execution of responsibilities and duties required by the role.	Travel and subsistence costs for Non-Executive Directors are incurred in the normal course of business in relation to meetings on Board and Committee matters and other GSK-hosted events. For overseas-based Non-Executive Directors, this includes travel to meetings in the UK. In the event it is necessary for business purposes, whilst not normal practice, Non-Executive Directors may be accompanied by their spouse or partner to these meetings or events. The costs associated with the above are all met by the company and, in some instances, they are deemed to be taxable and therefore treated as benefits for the Non-Executive Director.

Approach to recruitment remuneration

The following policy and principles apply to the roles of Chairman and Non-Executive Director.

Chairman

Fees will be set at a level that is competitive with those paid by other companies of equivalent size and complexity. Fees will be paid partly in shares.

Non-Executive Directors

Fee levels for new Non-Executive Directors will be set on the same basis as for existing Non-Executive Directors of the company. Subject to local laws and regulations, fees will be paid partly in shares.

In the event of a Non-Executive Director with a different role and responsibilities being appointed, fee levels will be benchmarked and set by reference to comparable roles in companies of equivalent size and complexity.

Loss of office

The Chairman and other Non-Executive Directors are not entitled to receive any payments in respect of fees for loss of office when they retire or step down from the Board.

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2020 Remuneration policy summary continued

Operation and scope of Remuneration policy

The Remuneration policy (Policy) is set out on pages 141 to 150 of the 2019 Annual Report and it is intended that the Policy for GSK’s Executive and Non-Executive Directors will operate for a period of three years from the date of approval at the company’s Annual General Meeting on 6 May 2020.

The Committee wrote the Policy principally in relation to the remuneration arrangements for the Executive Directors, whilst taking into account the possible recruitment of a replacement or an additional Executive Director during the operation of the Policy. The Committee intends the Policy to operate for the period set out above in its entirety. However, it may after due consideration seek to change the Policy during this period, but only if it believes it is appropriate to do so for the long-term success of the company, after consultation with shareholders and having sought shareholder approval at a general meeting.

The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the Policy where the terms of the payment were agreed:

(i) before the AGM on 7 May 2014 (the date the company’s first shareholder-approved Directors’ remuneration policy came into effect);

(ii) before the Policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved Remuneration policy in force at the time they were agreed; or

(iii) at a time when the relevant individual was not a Director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the company. For these purposes ‘payments’ includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares or ADS, the terms of the payment are ‘agreed’ at the time the award is granted.

Performance Share Plan (PSP) awards are subject to the terms of the PSP plan rules under which the award has been granted. The Committee may adjust or amend awards only in accordance with the provisions of the plan rules. This includes making adjustments to reflect one-off corporate events, such as a change in the company’s capital structure.

The Committee may also make minor amendments to the Policy (for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) without obtaining shareholder approval for such amendments.

Statement of consideration of shareholder views

The Committee engages in regular dialogue with shareholders and holds annual meetings with GSK’s largest investors to discuss and take feedback on its Remuneration policy practices and governance matters.

Basis of preparation

The Annual report on remuneration has been prepared in accordance with the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations). In accordance with the Regulations, the following parts of the Annual report on remuneration are subject to audit: total remuneration figures for Executive Directors including further details for each element of remuneration (salary, benefits, pension, annual bonus and long-term incentive awards); Non-Executive Directors’ fees and emoluments received in the year; Directors’ interests in shares, including interests in GSK share plans; payments to past Directors; payments for loss of office; and share ownership requirements and holdings, for which the opinion thereon is expressed on page 150. The remaining sections of the Annual report on remuneration are not subject to audit nor are the pages referred to from within the audited sections.

The Annual report on remuneration has been approved by the Board of Directors and signed on its behalf by:

Urs Rohner

Remuneration Committee Chairman

8 March 2021

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  Financial

  statements

In this section

Directors’ statement of responsibilities	140

Independent Auditor’s report	142

Financial statements	154

Notes to the financial statements	158

Financial statements of GlaxoSmithKline plc prepared under UK GAAP	238

		GSK Annual Report 2020 139

Directors’ statement of responsibilities

The Directors are responsible for preparing the Annual Report, the Remuneration report and the Group and parent company financial statements in accordance with applicable law and regulations.

UK company law requires the Directors to prepare financial statements for each financial year. The Directors are required to prepare the Group consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. In preparing the Group consolidated financial statements, the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). The Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Accounting Standards and applicable law (United Kingdom Generally Accepted Accounting Practice). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and its profit or loss for that period.

In preparing the financial statements, the Directors are required to:

–	select suitable accounting policies and then apply them consistently;

–	make judgements and accounting estimates that are reasonable and prudent;

–	state that the Group financial statements comply with IFRS, as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and IFRS as issued by the IASB, subject to any material departures disclosed and explained in the Group financial statements;

–	state with regard to the parent company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

–	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Remuneration report comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Group financial statements for the year ended 31 December 2020, comprising principal statements and supporting notes, are set out in the ‘Financial statements’ on pages 154 to 237 of this report. The parent company financial statements for the year ended 31 December 2020, comprising the balance sheet and the statement of changes in equity for the year ended 31 December 2020 and supporting notes, are set out on pages 238 to 242.

The responsibilities of the auditor in relation to the financial statements are set out in the Independent Auditor’s report on pages 142 to 153.

The financial statements for the year ended 31 December 2020 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual Report 2020 confirms that, to the best of his or her knowledge:

–	the Group financial statements, which have been prepared in accordance with IFRS, as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

–	the Strategic report and risk sections of the Annual Report, which represent the management report, include a fair review of the development and performance of the business and the position of the company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

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Directors’ statement of responsibilities continued

Disclosure of information to auditor

The Directors in office at the date of this Annual Report have each confirmed that:

–	so far as he or she is aware, there is no relevant audit information of which the company’s auditor is unaware; and

–	he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Going concern basis

Pages 51 to 76 contain information on the performance of the Group, its financial position, cash flows, net debt position and borrowing facilities. Further information, including Treasury risk management policies, exposures to market and credit risk and hedging activities, is given in Note 43 to the financial statements, ‘Financial instruments and related disclosures’. Having assessed the principal risks and other matters considered in connection with the viability statement, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Internal control

The Board, through the Audit & Risk Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this Annual Report and up to the date of its approval by the Board of Directors.

The 2018 UK Corporate Governance Code

The Board considers that GlaxoSmithKline plc applies the principles and complies with the provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section    on pages 77 to 110. The Board further considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

As required by the Financial Conduct Authority’s Listing Rules, the auditor has considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31 December 2020, comprising the Report of the Directors, the Remuneration report, the Financial statements and Additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Jonathan Symonds

Chairman

8 March 2021

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Consolidated income statement

for the year ended 31 December 2020

		2020	2019	2018
	Notes	£m	£m	£m
Turnover	6	34,099	33,754	30,821

Cost of sales		(11,704)	(11,863)	(10,241)

Gross profit		22,395	21,891	20,580

Selling, general and administration		(11,456)	(11,402)	(9,915)

Research and development		(5,098)	(4,568)	(3,893)

Royalty income		318	351	299

Other operating income/(expense)	7	1,624	689	(1,588)

Operating profit	8	7,783	6,961	5,483

Finance income	11	44	98	81

Finance expense	12	(892)	(912)	(798)

Profit on disposal of interest in associates		–	–	3

Share of after tax profits of associates and joint ventures	13	33	74	31

Profit before taxation		6,968	6,221	4,800

Taxation	14	(580)	(953)	(754)

Profit after taxation for the year		6,388	5,268	4,046

Profit attributable to non-controlling interests		639	623	423

Profit attributable to shareholders		5,749	4,645	3,623

		6,388	5,268	4,046

Basic earnings per share (pence)	15	115.5p	93.9p	73.7p

Diluted earnings per share (pence)	15	114.1p	92.6p	72.9p

Consolidated statement of comprehensive income
for the year ended 31 December 2020

		2020	2019	2018
		£m	£m	£m

Profit for the year		6,388	5,268	4,046

Other comprehensive income/(expense) for the year

Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	37	(59)	(832)	(480)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	37	36	(75)	–

Fair value movements on cash flow hedges		(19)	(20)	140

Tax on fair value movements on cash flow hedges		(18)	16	(22)

Reclassification of cash flow hedges to income statement		54	3	(175)

Deferred tax reversed on reclassification of cash flow hedges		–	–	20

		(6)	(908)	(517)

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	37	(34)	(75)	(1)

Fair value movements on equity investments		1,348	372	180

Tax on fair value movements on equity investments		(220)	(95)	10

Remeasurement (losses)/gains on defined benefit plans		(187)	(1,050)	728

Tax on remeasurement of defined benefit plans		69	189	(146)

		976	(659)	771

Other comprehensive income/(expense) for the year	37	970	(1,567)	254

Total comprehensive income for the year		7,358	3,701	4,300

Total comprehensive income for the year attributable to:

Shareholders		6,753	3,153	3,878

Non-controlling interests		605	548	422

Total comprehensive income for the year		7,358	3,701	4,300

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Consolidated balance sheet

as at 31 December 2020

	Notes	2020 £m	2019 £m
Non-current assets

Property, plant and equipment	17	10,176	10,348

Right of use assets	18	830	966

Goodwill	19	10,597	10,562

Other intangible assets	20	29,824	30,955

Investments in associates and joint ventures	21	364	314

Other investments	22	3,060	1,837

Deferred tax assets	14	4,287	4,096

Derivative financial instruments	43	5	103

Other non-current assets	23	1,041	1,020

Total non-current assets		60,184	60,201

Current assets

Inventories	24	5,996	5,947

Current tax recoverable	14	671	262

Trade and other receivables	25	6,952	7,202

Derivative financial instruments	43	152	421

Liquid investments	29	78	79

Cash and cash equivalents	26	6,292	4,707

Assets held for sale	27	106	873

Total current assets		20,247	19,491

Total assets		80,431	79,692

Current liabilities

Short-term borrowings	29	(3,725)	(6,918)

Contingent consideration liabilities	32	(765)	(755)

Trade and other payables	28	(15,840)	(14,939)

Derivative financial instruments	43	(221)	(188)

Current tax payable	14	(545)	(629)

Short-term provisions	31	(1,052)	(621)

Total current liabilities		(22,148)	(24,050)

Non-current liabilities

Long-term borrowings	29	(23,425)	(23,590)

Corporation tax payable	14	(176)	(189)

Deferred tax liabilities	14	(3,600)	(3,810)

Pensions and other post-employment benefits	30	(3,650)	(3,457)

Other provisions	31	(707)	(670)

Derivative financial instruments	43	(10)	(1)

Contingent consideration liabilities	32	(5,104)	(4,724)

Other non-current liabilities	33	(803)	(844)

Total non-current liabilities		(37,475)	(37,285)

Total liabilities		(59,623)	(61,335)

Net assets		20,808	18,357

Equity

Share capital	36	1,346	1,346

Share premium account	36	3,281	3,174

Retained earnings	37	6,755	4,530

Other reserves	37	3,205	2,355

Shareholders’ equity		14,587	11,405

Non-controlling interests		6,221	6,952

Total equity		20,808	18,357

The financial statements on pages 154 to 237 were approved by the Board on 8 March 2021 and signed on its behalf by

Sir Jonathan Symonds

Chairman

GSK Annual Report 2020    155

Consolidated statement of changes in equity

for the year ended 31 December 2020

				Shareholders’ equity
	Share capital £m	Share premium £m	Retained earnings £m	Other reserves* £m	Total £m	Non-controlling interests £m	Total equity £m

At 31 December 2017	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489

Implementation of IFRS 15	–	–	(4)	–	(4)	–	(4)

Implementation of IFRS 9	–	–	277	(288)	(11)	–	(11)

At 31 December 2017, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474

Profit for the year	–	–	3,623	–	3,623	423	4,046

Other comprehensive income for the year	–	–	124	131	255	(1)	254

Total comprehensive income for the year	–	–	3,747	131	3,878	422	4,300

Distributions to non-controlling interests	–	–	–	–	–	(570)	(570)

Contribution from non-controlling interests	–	–	–	–	–	21	21

Derecognition of non-controlling interests in Consumer Healthcare Joint Venture	–	–	4,056	–	4,056	(4,118)	(62)

Dividends to shareholders	–	–	(3,927)	–	(3,927)	–	(3,927)

Realised profits on disposal of equity investments	–	–	56	(56)	–	–	–

Share of associates and joint ventures realised profits on disposal of equity investments	–	–	38	(38)	–	–	–

Shares issued	2	72	–	–	74	–	74

Write-down of shares held by ESOP Trusts	–	–	(265)	265	–	–	–

Share-based incentive plans	–	–	360	–	360	–	360

Tax on share-based incentive plans	–	–	2	–	2	–	2

At 31 December 2018, as reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672

Adjustment to non-controlling interest	–	–	(579)	–	(579)	579	–

At 31 December 2018, as revised	1,345	3,091	(2,716)	2,061	3,781	(109)	3,672

Implementation of IFRS 16	–	–	(93)	–	(93)	–	(93)

At 31 December 2018, as adjusted	1,345	3,091	(2,809)	2,061	3,688	(109)	3,579

Profit for the year	–	–	4,645	–	4,645	623	5,268

Other comprehensive income for the year	–	–	(1,766)	274	(1,492)	(75)	(1,567)

Total comprehensive income for the year	–	–	2,879	274	3,153	548	3,701

Distributions to non-controlling interests	–	–	–	–	–	(364)	(364)

Changes in non-controlling interests	–	–	–	–	–	(10)	(10)

Dividends to shareholders	–	–	(3,953)	–	(3,953)	–	(3,953)

Recognition of interest in Consumer Healthcare JV	–	–	8,082	–	8,082	6,887	14,969

Realised losses on disposal of equity investments	–	–	(4)	4	–	–	–

Shares issued	1	50	–	–	51	–	51

Shares acquired by ESOP Trusts	–	33	295	(328)	–	–	–

Write-down of shares held by ESOP Trusts	–	–	(344)	344	–	–	–

Share-based incentive plans	–	–	365	–	365	–	365

Tax on share-based incentive plans	–	–	19	–	19	–	19

At 31 December 2019	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the year	–	–	5,749	–	5,749	639	6,388

Other comprehensive (expense)/income for the year	–	–	(133)	1,137	1,004	(34)	970

Total comprehensive income for the year	–	–	5,616	1,137	6,753	605	7,358

Distributions to non-controlling interests	–	–	–	–	–	(1,208)	(1,208)

Contributions from non-controlling interests	–	–	–	–	–	3	3

Changes in non-controlling interests	–	–	–	–	–	(131)	(131)

Dividends to shareholders	–	–	(3,977)	–	(3,977)	–	(3,977)

Realised profits on disposal of equity investments	–	–	163	(163)	–	–	–

Share of associates and joint ventures realised profits on disposal of equity investments	–	–	44	(44)	–	–	–

Shares issued	–	29	–	–	29	–	29

Shares acquired by ESOP Trusts	–	78	531	(609)	–	–	–

Write-down of shares held by ESOP Trusts	–	–	(529)	529	–	–	–

Share-based incentive plans	–	–	381	–	381	–	381

Tax on share-based incentive plans	–	–	(4)	–	(4)	–	(4)

At 31 December 2020	1,346	3,281	6,755	3,205	14,587	6,221	20,808

*	an analysis of Other reserves is presented as part of Note 37 ‘Movements in equity’.

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Consolidated cash flow statement

for the year ended 31 December 2020

	Notes	2020 £m	2019 £m	2018 £m

Cash flow from operating activities

Profit after taxation for the year		6,388	5,268	4,046

Adjustments reconciling profit after tax to operating cash flows	41	3,708	4,264	5,701

Cash generated from operations		10,096	9,532	9,747

Taxation paid		(1,655)	(1,512)	(1,326)

Net cash inflow from operating activities		8,441	8,020	8,421

Cash flow from investing activities

Purchase of property, plant and equipment		(1,226)	(1,265)	(1,344)

Proceeds from sale of property, plant and equipment		68	95	168

Purchase of intangible assets		(1,013)	(898)	(452)

Proceeds from sale of intangible assets		1,255	404	256

Purchase of equity investments		(411)	(258)	(309)

Proceeds from sale of equity investments		3,269	69	151

Contingent consideration paid		(120)	(113)	(153)

Purchase of businesses, net of cash acquired	40	15	(3,571)	–

Disposal of businesses	40	259	104	26

Investments in associates and joint ventures	40	(4)	(11)	(10)

Proceeds from disposal of interests in associates	40	–	–	3

(Increase)/decrease in liquid investments		(1)	1	–

Interest received		39	82	72

Dividends from associates, joint ventures and equity investments		31	7	39

Net cash inflow/(outflow) from investing activities		2,161	(5,354)	(1,553)

Cash flow from financing activities

Issue of share capital	36	29	51	74

Purchase of non-controlling interests		–	(7)	(9,320)

Increase in long-term loans		3,298	4,794	10,138

Repayment of short-term Notes		(3,738)	(4,160)	(2,067)

(Repayment of)/increase in other short-term loans		(3,567)	3,095	81

Repayment of lease liabilities		(227)	(214)	(28)

Interest paid		(864)	(895)	(766)

Dividends paid to shareholders		(3,977)	(3,953)	(3,927)

Distributions to non-controlling interests		(1,208)	(364)	(570)

Contributions from non-controlling interests		3	–	21

Other financing cash flows		119	(187)	(25)

Net cash outflow from financing activities		(10,132)	(1,840)	(6,389)

Increase in cash and bank overdrafts	42	470	826	479

Cash and bank overdrafts at beginning of year		4,831	4,087	3,600

Exchange adjustments		(39)	(82)	8

Increase in cash and bank overdrafts		470	826	479

Cash and bank overdrafts at end of year		5,262	4,831	4,087

Cash and bank overdrafts at end of year comprise:

Cash and cash equivalents		6,292	4,707	3,874

Cash and cash equivalents reported in assets held for sale		–	507	485

		6,292	5,214	4,359

Overdrafts		(1,030)	(383)	(272)

		5,262	4,831	4,087

GSK Annual Report 2020    157

Notes to the financial statements

1. Presentation of the financial statements

Description of business

GSK is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, vaccines, over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, HIV, immuno-inflammation, oncology, anti-virals, central nervous system, cardiovascular and urogenital, metabolic, anti-bacterials and dermatology.

Compliance with applicable law and IFRS

The financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

The financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the IASB.

Composition of financial statements

The consolidated financial statements are drawn up in Sterling, the functional currency of GlaxoSmithKline plc, and in accordance with IFRS accounting presentation. The financial statements comprise:

–	Consolidated income statement

–	Consolidated statement of comprehensive income

–	Consolidated balance sheet

–	Consolidated statement of changes in equity

–	Consolidated cash flow statement

–	Notes to the financial statements.

Composition of the Group

A list of the subsidiaries and associates which, in the opinion of the Directors, principally affected the amount of profit or net assets of the Group is given in Note 45, ‘Principal Group companies’.

Financial period

These financial statements cover the financial year from 1 January to 31 December 2020, with comparative figures for the financial years from 1 January to 31 December 2019 and, where appropriate, from 1 January to 31 December 2018.

Accounting principles and policies

The financial statements have been prepared using the historical cost convention modified by the revaluation of certain items, as stated in the accounting policies, and on a going concern basis.

The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2, ‘Accounting principles and policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in Note 3, ‘Key accounting judgements and estimates’.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Parent company financial statements

The financial statements of the parent company, GlaxoSmithKline plc, have been prepared in accordance with UK GAAP and with UK accounting presentation. The company balance sheet is presented on page 238 and the accounting policies are given on pages 239 and 240.

2. Accounting principles and policies

Consolidation

The consolidated financial statements include:

–	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

–	the Group’s share of the results and net assets of associates and joint ventures

–	the Group’s share of assets, liabilities, revenue and expenses of joint operations.

The financial statements of entities consolidated are made up to 31 December each year.

Entities over which the Group has the power to direct the relevant activities so as to affect the returns to the Group, generally through control over the financial and operating policies, are accounted for as subsidiaries.

Where the Group has the ability to exercise joint control over, and rights to, the net assets of entities, the entities are accounted for as joint ventures. Where the Group has the ability to exercise joint control over an arrangement, but has rights to specified assets and obligations for specified liabilities of the arrangement, the arrangement is accounted for as a joint operation. Where the Group has the ability to exercise significant influence over entities, they are accounted for as associates. The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting. The Group’s rights to assets, liabilities, revenue and expenses of joint operations are included in the consolidated financial statements in accordance with those rights and obligations.

Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are de-consolidated from the date control ceases.

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Investor information

Notes to the financial statements continued

2. Accounting principles and policies continued

Transactions and balances between subsidiaries are eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures, joint operations and associates is also deferred until the products are sold to third parties. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Business combinations

Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration.

The fair value of contingent consideration liabilities are reassessed at each balance sheet date with changes recognised in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement.

The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the fair value of the net assets acquired, the difference is recognised directly in the income statement.

Where not all of the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Foreign currency translation

Foreign currency transactions are booked in the functional currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries, associates and joint ventures, are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into Sterling using average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity.

When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary economies, adjustments are made where material to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.

Revenue

Turnover

The Group receives revenue for supply of goods to external customers against orders received. The majority of contracts that GSK enters into relate to sales orders containing single performance obligations for the delivery of pharmaceutical, vaccine and consumer healthcare products. The average duration of a sales order is less than 12 months.

Product revenue is recognised when control of the goods is passed to the customer. The point at which control passes is determined by each customer arrangement, but generally occurs on delivery to the customer.

Product revenue represents net invoice value including fixed and variable consideration. Variable consideration arises on the sale of goods as a result of discounts and allowances given and accruals for estimated future returns and rebates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Once the uncertainty associated with the returns and rebates is resolved, revenue is adjusted accordingly.

Other operating income and royalty income

GSK enters into development and marketing collaborations and out-licences of the Group’s compounds or products to other parties. These contracts give rise to fixed and variable consideration from upfront payments, development milestones, sales-based milestones and royalties.

Income dependent on the achievement of a development milestone is recognised when it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur, which is usually when the related event occurs. Sales-based milestone income is recognised when it is highly probable that the sales threshold will be reached.

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Notes to the financial statements continued

2. Accounting principles and policies continued

Sales-based royalties on a licence of intellectual property are not recognised until the relevant product sale occurs.

For all revenue, if the time between the recognition of revenue and payment from the customer is expected to be more than one year and the impact is material, the amount of consideration is discounted using appropriate discount rates.

Value added tax and other sales taxes are excluded from revenue.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred.

Advertising and promotion expenditure is charged to the income statement as incurred.

Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

Research and development

Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the Group’s policy.

Environmental expenditure

Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the income statement. The Group recognises its liability on a site-by-site basis when it can be reliably estimated. This liability includes the Group’s portion of the total costs and also a portion of other potentially responsible parties’ costs when it is probable that they will not be able to satisfy their respective shares of the clean-up obligation. Recoveries of reimbursements are recorded as assets when virtually certain.

Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In respect of product liability claims related to certain products, provision is made when there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims.

In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate. In addition, provision is made for legal or other expenses arising from claims received or other disputes.

The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made.

Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries.

Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high-quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries. The service cost of providing retirement benefits to employees during the year, together with the cost of any curtailment, is charged to operating profit in the year.

Actuarial gains and losses and the effect of changes in actuarial assumptions are recognised in the statement of comprehensive income in the year in which they arise.

The Group’s contributions to defined contribution plans are charged to the income statement as incurred.

Employee share plans

Incentives in the form of shares are provided to employees under share option and share award schemes.

The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods.

The Group provides finance to ESOP Trusts to purchase company shares to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves. A transfer is made between other reserves and retained earnings over the vesting periods of the related share options or awards to reflect the ultimate proceeds receivable from employees on exercise.

Property, plant and equipment

Property, plant and equipment (PP&E) is stated at the cost of purchase or construction, less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets in construction.

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Notes to the financial statements continued

2. Accounting principles and policies continued

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years

Leasehold land and buildings	Lease term or 20 to 50 years

Plant and machinery	10 to 20 years

Equipment and vehicles	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

Leases (applicable from 1 January 2019)

The Group recognises right of use assets under lease arrangements in which it is the lessee. Rights to use assets owned by third parties under lease agreements are capitalised at the inception of the lease and recognised on the consolidated balance sheet.

The corresponding liability to the lessor is recognised as a lease obligation within short and long-term borrowings. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments made.

For calculating the discounted lease liability on leases with annual payments of £2 million or more, the implicit rate in the lease is used. If this is not available, the incremental borrowing rate with a lease specific adjustment is used. If neither of these is available, and for leases with annual payments of less than £2 million, the incremental borrowing rate is used. The incremental borrowing rate is calculated at the rate of interest at which GSK would have been able to borrow for a similar term and with a similar security the funds necessary to obtain a similar asset in a similar market.

Finance costs are charged to the income statement so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Variable rents are not part of the lease liability and the right of use asset. These payments are charged to the income statement as incurred. Short-term and low-value leases are not capitalised and lease rentals are also charged to the income statement as incurred.

Non-lease components are accounted for separately from the lease components in plant and equipment leases but are not separately accounted for in land and buildings or vehicle leases.

If modifications or reassessments occur, the lease liability and right of use asset are re-measured.

Right of use assets where title is expected to pass to GSK at a point in the future are depreciated on a basis consistent with similar owned assets. In other cases, right of use assets are depreciated over the shorter of the useful life of the asset or the lease term.

Leases (applicable up to 31 December 2018)

Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in PP&E or computer software and the capital elements of the leasing commitments are shown as obligations under finance leases. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term, if shorter. The interest element of the lease rental is included in the income statement. All other leases are operating leases and the rental costs are charged to the income statement on a straight-line basis over the lease term.

Goodwill

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.

Where the fair value of the interest acquired in an entity’s assets, liabilities and contingent liabilities exceeds the consideration paid, this excess is recognised immediately as a gain in the income statement.

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually.

Contingent milestone payments are recognised at the point that the contingent event becomes probable. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally-generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years, except where it is considered that the useful economic life is indefinite.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years.

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Notes to the financial statements continued

2. Accounting principles and policies continued

Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

Investments in associates, joint ventures and joint operations

Investments in associates and joint ventures are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition. The Group recognises its rights to assets, liabilities, revenue and expenses of joint operations.

Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Financial instruments

Financial assets

Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables a 12-month expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.

Expected credit losses are recognised in the income statement on financial assets measured at amortised cost and at fair value through other comprehensive income apart from equity investments.

Other investments

Other investments comprise equity investments and investments in limited life funds. The Group has elected to designate equity investments as measured at FVTOCI. They are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses are recognised in other comprehensive income.

On disposal of the equity investment, gains and losses that have been deferred in Other comprehensive income are transferred directly to retained earnings. Investments in limited life funds are measured at FVTPL. They are initially recorded at fair value and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses are recognised in the income statement.

Dividends on equity investments and distributions from funds are recognised in the income statement when the Group’s right to receive payment is established.

Purchases and sales of Other investments are accounted for on the trade date.

Trade receivables

Trade receivables are measured in accordance with the business model under which each portfolio of trade receivables is held. The Group has portfolios in each of the three business models under IFRS 9 due to factoring arrangements in place: to collect the contractual cash flows (measured at amortised cost), to sell the contractual cash flows (measured at FVTPL), and both to collect and to sell the contractual cash flows (measured at FVTOCI). Trade receivables measured at amortised cost are carried at the original invoice amount less allowances for expected credit losses.

Expected credit losses are calculated in accordance with the simplified approach permitted by IFRS 9, using a provision matrix applying lifetime historical credit loss experience to the trade receivables. The expected credit loss rate varies depending on whether, and the extent to which, settlement of the trade receivables is overdue and it is also adjusted as appropriate to reflect current economic conditions and estimates of future conditions. For the purpose of determining credit loss rates, customers are classified into groupings that have similar loss patterns. The key drivers of the loss rate are the nature of the business unit and the location and type of customer.

When a trade receivable is determined to have no reasonable expectation of recovery it is written off, firstly against any expected credit loss allowance available and then to the income statement.

Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

2. Accounting principles and policies continued

Cash and cash equivalents

Cash held in deposit accounts is measured at amortised cost. Investments in money market funds are held at fair value through profit or loss because the funds fail the solely payments of principal and interest (SPPI) test.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Derivative financial instruments

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by GSK are foreign currency swaps, interest rate swaps, foreign exchange forward contracts and options. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial assets and liabilities, including derivatives embedded in host contracts which have been separated from the host contract, are classified as held-for-trading and are measured at fair value. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Hedge accounting

Derivatives designated as hedging instruments are classified at inception of hedge relationship as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.

Taxation

Current tax is provided at the amounts expected to be paid, applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Where an uncertain tax position is identified, management will make a judgement as to what the probable outcome will be, assuming the relevant tax authority has full knowledge of the situation. Where it is assessed that an economic outflow is probable to arise, a provision is made for the best estimate of the liability. In estimating any such liability GSK applies a risk-based approach which takes into account, as appropriate, the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates take into account the specific circumstances of each dispute and relevant external advice.

Discounting

Where the time value of money is material, balances are discounted to current values using appropriate discount rates. The unwinding of the discounts is recorded in finance income and finance expense.

3. Key accounting judgements and estimates

In preparing the financial statements, management is required to make judgements about when or how items should be recognised in the financial statements and estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the critical accounting judgements and key sources of estimation uncertainty.

Turnover

Reported Group turnover for 2020 was £34,099 million (2019 – £33,754 million).

Estimates

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

GSK Annual Report 2020    163

Notes to the financial statements continued

3. Key accounting judgements and estimates continued

The US Pharmaceuticals business has the largest and most complex arrangements for rebates, discounts and allowances. The US Pharmaceuticals turnover for 2020 of £7,451 million (2019 – £7,402 million) was after recording deductions of £12,584 million (2019 – £11,069 million) for rebates, discounts, allowances and returns. The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2020, the total accrual amounted to £4,686 million (2019 – £4,200 million). Because of the nature of these accruals it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall rebates, chargebacks, returns and other revenue accruals.

As there can be significant variability in final outcomes, the group applies a constraint when measuring the variable element within revenue, so that revenue is recognised at a suitably cautious amount. The objective of the constraint is to ensure that it is highly probable that a significant reversal of revenue will not occur when the uncertainties are resolved. The constraint is applied by making suitably cautious estimates of the inputs and assumptions used in estimating the variable consideration. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The constraints applied in recognising revenue mean that the risk of a material downward adjustment to revenue in the next financial year is low.

The level of accrual for rebates and returns is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally-generated information. It is reasonably possible that there could be a significant adjustment within the next 12 months to recognise additional revenue, if actual outcomes are better than the cautious constrained estimates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The amount of turnover recognised in the year from performance obligations satisfied in previous periods is set out in Note 6, ‘Turnover and segment information’, and is an indication of the level of sensitivity in the estimate.

Future events could cause the assumptions on which the accruals are based to change, which could materially affect the future results of the Group.

Taxation

The tax charge for the year was £580 million (2019 – £953 million). At December 2020, current tax payable was £545 million (2019 – £629 million), non-current corporation tax payable was £176 million (2019 – £189 million) and current tax recoverable was £671 million (2019 – £262 million).

Estimates

The Group has open tax issues with a number of revenue authorities. Management makes a judgement of whether there is sufficient information to be able to make a reliable estimate of the outcome of the dispute. If insufficient information is available, no provision is made.

If sufficient information is available, in estimating a potential tax liability GSK applies a risk-based approach which takes into account, as appropriate, the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge.

At 31 December 2020, the Group had recognised provisions of £856 million in respect of uncertain tax positions (2019 – £933 million). Due to the number of uncertain tax positions held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates.

Factors affecting the tax charge in future years are set out in Note 14, ‘Taxation’. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist, the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.

Legal and other disputes

Legal costs for the year were £231 million (2019 – £363 million). At 31 December 2020 provisions for legal and other disputes amounted to £320 million (2019 – £198 million).

Estimates

Management makes a judgement of whether there is sufficient information to be able to make a reliable estimate of the likely outcome of the dispute and the legal and other expenses arising from claims against the Group. If insufficient information is available, no provision is made and disclosure of the claim is given.

The estimated provisions take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge. Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 46, ‘Legal proceedings’.

The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims.

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

3. Key accounting judgements and estimates continued

The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, or practicable to give a meaningful range of outcomes that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be provided, but no provision would be made and no contingent liability can be quantified.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.

Contingent consideration

The 2020 income statement charge for contingent consideration was £1,275 million (2019 – £83 million).

At 31 December 2020, the liability for contingent consideration amounted to £5,869 million (2019 – £5,479 million). Of this amount, £5,359 million (2019 – £5,103 million) related to the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012.

Estimates

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate post-tax discount rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement. See Note 32, ‘Contingent consideration liabilities’.

Pensions and other post-employment benefits

Judgement

Where a surplus on a defined benefit scheme arises, or there is potential for a surplus to arise from committed future contributions, the rights of the Trustees to prevent the Group obtaining a refund of that surplus in the future are considered in determining whether it is necessary to restrict the amount of the surplus that is recognised. Three UK schemes are in surplus, with a combined surplus of £77 million at 31 December 2020 (2019 – £70 million). GSK has made the judgement that these amounts meet the requirements of recoverability.

Estimates

The costs of providing pensions and other post-employment benefits are assessed on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates, expected long-term rates of return on assets and mortality rates, and are disclosed in Note 30, ‘Pensions and other post-employment benefits’.

Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. A sensitivity analysis is provided in Note 30, ‘Pensions and other post-employment benefits’, a 0.5% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £1,745 million and an increase in the annual pension cost of approximately £27 million. Similarly, a 0.5% increase in the discount rate would lead to a decrease in the net pension deficit of approximately £1,550 million and a decrease in the annual pension cost of approximately £39 million. The selection of different assumptions could affect the future results of the Group.

4. New accounting requirements

During the year, the Group implemented an amendment to IFRS 3 ‘Business combinations’ which was issued in October 2018. The amendment clarifies the definition of a business and permits a simplified initial assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendment did not have a material impact on the results or financial position of the Group in 2020.

‘Covid-19-Related Rent Concessions (Amendment to IFRS 16)’ was issued in May 2020. It introduces a practical expedient to IFRS 16 ‘Leases’ which permits a lessee to elect not to assess whether a COVID-19-related concession in respect of rent due for periods to 30 June 2021 is a lease modification. The amendment is applicable for annual reporting periods beginning on or after 1 June 2020 and earlier application is permitted.

‘Interest Rate Benchmark Reform Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’ was issued in August 2020 and will be effective from 1 January 2021. The Phase 2 amendments address issues that arise from implementation of the reforms, including the replacement of one benchmark with an alternative one. A practical expedient is provided such that the change to contractual cash flows for financial assets and liabilities (including lease liabilities) is accounted for prospectively by revising the effective interest rate. In addition, hedge accounting will not be discontinued solely because of the IBOR reform.

The amendments are not expected to have a material impact on the results or financial position of the Group.

GSK Annual Report 2020    165

Notes to the financial statements continued

5. Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associates into Sterling and period end rates to translate the net assets of those entities. The currencies which most influence these translations and the relevant exchange rates were:

	2020	2019	2018

Average rates:

US$/£	1.29	1.28	1.33

Euro/£	1.13	1.14	1.13

Yen/£	137	139	147

	2020	2019	2018

Period end rates:

US$/£	1.36	1.32	1.27

Euro/£	1.11	1.18	1.11

Yen/£	141	143	140

6. Turnover and segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs includes the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Revenue recognised in the year from performance obligations satisfied in previous periods totalled £1,207 million (2019 – £793 million) and included £649 million (2019 – £451 million) impacting turnover arising from changes to prior year estimates of RAR (returns and rebates) accruals, £238 million (2019 – £15 million) of milestone income and £320 million (2019 – £328 million) of royalty income recognised in the current year.

Turnover by segment	2020 £m	2019 £m	2018 £m

Pharmaceuticals	17,056	17,554	17,269

Vaccines	6,982	7,157	5,894

Consumer Healthcare	10,033	8,995	7,658

Segment turnover	34,071	33,706	30,821

Corporate and other unallocated turnover	28	48	–
	34,099	33,754	30,821

Pharmaceuticals turnover by therapeutic area	2020 £m	2019 £m	2018 £m

Respiratory	3,749	3,081	2,612

HIV	4,876	4,854	4,722

Immuno-inflammation	727	613	472

Oncology	372	230	–

Established Pharmaceuticals	7,332	8,776	9,463
	17,056	17,554	17,269

Vaccines turnover by category	2020 £m	2019 £m	2018 £m

Meningitis	1,029	1,018	881

Influenza	733	541	523

Shingles	1,989	1,810	784

Established Vaccines	3,231	3,788	3,706
	6,982	7,157	5,894

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

6. Turnover and segment information continued

During 2020, the US operations of the Pharmaceuticals and Vaccines businesses made sales to three wholesalers of approximately £2,928 million (2019 – £2,835 million, 2018 – £2,709 million), £3,085 million (2019 – £3,146 million, 2018 – £2,962 million) and £2,795 million (2019 – £2,820 million, 2018 – £2,656 million) respectively, after allocating final-customer discounts to the wholesalers.

GSK has reviewed the presentation of its Consumer Healthcare products and from 1 January 2020 has adopted a revised and more detailed disclosure of category sales closely aligned to consumer healthcare industry standard definitions. Comparative information has been revised onto a consistent basis.

Consumer Healthcare turnover by category	2020 £m	2019 (revised) £m	2018 (revised) £m

Oral health	2,753	2,673	2,496

Pain relief	2,219	1,781	1,440

Vitamins, minerals and supplements	1,506	611	103

Respiratory health	1,209	1,186	1,085

Digestive health and other	1,824	1,646	1,435
	9,511	7,897	6,559

Brands divested/under review	522	1,098	1,099
	10,033	8,995	7,658

Segment profit	2020 £m	2019 £m	2018 £m

Pharmaceuticals	7,723	7,964	8,420

Pharmaceuticals R&D	(3,538)	(3,369)	(2,676)

Pharmaceuticals, including R&D	4,185	4,595	5,744

Vaccines	2,713	2,966	1,943

Consumer Healthcare	2,213	1,874	1,517

Segment profit	9,111	9,435	9,204

Corporate and other unallocated costs	(205)	(463)	(459)

Other reconciling items between segment profit and operating profit	(1,123)	(2,011)	(3,262)

Operating profit	7,783	6,961	5,483

Finance income	44	98	81

Finance costs	(892)	(912)	(798)

Profit on disposal of interest in associates	–	–	3

Share of after-tax profits of associates and joint ventures	33	74	31

Profit before taxation	6,968	6,221	4,800

Taxation	(580)	(953)	(754)
Profit after taxation for the year	6,388	5,268	4,046

Other reconciling items between segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets; major restructuring costs, which include impairments of tangible assets and computer software; transaction-related adjustments related to significant acquisitions; proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items, and separation costs.

Depreciation and amortisation by segment	2020 £m	2019 £m	2018 £m
Pharmaceuticals	557	606	506
Pharmaceuticals R&D	298	230	123
Pharmaceuticals, including R&D	855	836	629
Vaccines	404	418	395
Consumer Healthcare	235	224	146
Segment depreciation and amortisation	1,494	1,478	1,170
Corporate and other unallocated depreciation and amortisation	82	79	106
Other reconciling items between segment depreciation and amortisation and total depreciation and amortisation	775	777	580
Total depreciation and amortisation	2,351	2,334	1,856

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Notes to the financial statements continued

6. Turnover and segment information continued

PP&E, intangible asset and goodwill impairment by segment	2020 £m	2019 £m	2018 £m

Pharmaceuticals	38	137	51

Pharmaceuticals R&D	37	16	15

Pharmaceuticals, including R&D	75	153	66

Vaccines	49	33	5

Consumer Healthcare	5	–	4

Segment impairment	129	186	75

Corporate and other unallocated impairment	5	19	14

Other reconciling items between segment impairment and total impairment	680	621	261
Total impairment	814	826	350

PP&E and intangible asset impairment reversals by segment

Pharmaceuticals	(12)	(6)	(4)

Pharmaceuticals R&D	(4)	–	(1)

Pharmaceuticals, including R&D	(16)	(6)	(5)

Vaccines	(2)	(1)	–

Consumer Healthcare	–	–	–

Segment impairment reversals	(18)	(7)	(5)

Corporate and other unallocated impairment reversals	(1)	(3)	–

Other reconciling items between segment impairment reversals and total impairment reversals	(53)	(15)	(8)
Total impairment reversals	(72)	(25)	(13)

Net operating assets by segment	2020 £m	2019 £m

Pharmaceuticals	789	1,722
Pharmaceuticals R&D	3,345	4,503

Pharmaceuticals, including R&D	4,134	6,225

Vaccines	8,995	8,828

Consumer Healthcare	25,176	26,328

Segment net operating assets	38,305	41,381

Corporate and other unallocated net operating assets	2,250	1,446

Net operating assets	40,555	42,827

Net debt	(20,780)	(25,215)

Investments in associates and joint ventures	364	314

Derivative financial instruments	(74)	335

Current and deferred taxation	637	(270)

Assets held for sale (excluding cash and cash equivalents)	106	366
Net assets	20,808	18,357

The Pharmaceuticals segment includes the Shionogi-ViiV Healthcare contingent consideration liability of £5,359 million (2019 – £5,103 million) and the Pfizer put option of £960 million (2019 – £1,011 million).

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

6. Turnover and segment information continued

Geographical information

The UK is regarded as being the Group’s country of domicile.

Turnover by location of customer	2020 £m	2019 £m	2018 £m

UK	980	942	923

US	14,556	13,890	11,982

Rest of World	18,563	18,922	17,916
External turnover	34,099	33,754	30,821

Non-current assets by location of subsidiary	2020 £m	2019 £m

UK	6,279	6,116

US	17,899	19,483

Rest of World	27,712	27,696
Non-current assets	51,890	53,295

Non-current assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current receivables.

7. Other operating income/(expense)

	2020 £m	2019 £m	2018 £m

Fair value remeasurements of equity investments	(6)	(14)	20

Disposal of businesses and assets	2,779	541	258

Fair value remeasurements on contingent consideration recognised in business combinations	(1,286)	(92)	(1,252)

Remeasurement of ViiV Healthcare put option liabilities and preferential dividends	52	234	58

Remeasurement of Consumer Healthcare put option liability	–	–	(658)

Fair value adjustments on derivative financial instruments	20	–	(3)

Other income/(expense)	65	20	(11)
	1,624	689	(1,588)

Disposal of businesses and assets in 2020 included a net profit on disposal of the Horlicks and other Consumer Healthcare nutritional brands and two subsidiaries in India and Bangladesh of £2,815 million, which reflected reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related £476 million loss on the shares in Hindustan Unilever Limited, including fair value remeasurement losses between their acquisition as consideration for the divestment of GSK Consumer Healthcare Limited in India and their subsequent disposal. Other operating income also included an increase in profit and milestone income from a number of asset disposals.

In 2019, there was a profit on disposal of rabies and tick-borne encephalitis vaccines of £306 million and a gain arising from the increase in value of the shares in Hindustan Unilever Limited subsequently received in 2020 of £143 million including fair value movements on related derivatives.

Fair value remeasurements on contingent consideration recognised in business combinations included £1,114 million related to the acquisition of the former Shionogi-ViiV Healthcare joint venture and £172 million related to the Vaccines acquisition from Novartis, together with fair value movements on related hedging contracts.

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Notes to the financial statements continued

8. Operating profit

The following items have been included in operating profit:	2020 £m	2019 £m	2018 £m

Employee costs (Note 9)	10,249	9,855	9,440

Advertising	1,777	1,567	1,376

Distribution costs	408	393	389

Depreciation of property, plant and equipment	989	1,017	954

Impairment of property, plant and equipment, net of reversals	443	669	203

Depreciation of right of use assets	225	214

Impairment of right of use assets	3	2

Amortisation of intangible assets	1,137	1,103	902

Impairment of intangible assets, net of reversals	257	126	134

Impairment of property, plant and equipment held for sale, net of reversals	3	–	7

Impairment of intangible assets held for sale, net of reversals	20	1	–

Impairment of goodwill allocated to a disposal group, net of reversals	16	4	–

Net foreign exchange losses/(gains)	110	(37)	81

Inventories:

Cost of inventories included in cost of sales	9,480	9,482	8,713

Write-down of inventories	699	578	695

Reversal of prior year write-down of inventories	(274)	(230)	(302)

Short-term lease charge	11	12

Low-value lease charge	5	4

Variable lease payments	11	13

Operating lease rentals:

Minimum lease payments			188

Contingent rents			12

Sub-lease payments			5

Fees payable to the company’s auditor and its associates in relation to the Group (see below)	29.9	30.4	29.8

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Net foreign exchange gains include a net loss of £36 million (2019 – £75 million gain; 2018 – £nil) arising on the reclassification of exchange on liquidation or disposal of overseas subsidiaries.

Included within operating profit are Major restructuring charges of £1,532 million (2019 – £1,105 million; 2018 – £809 million), see Note 10, ‘Major restructuring costs’.

Fees payable to the company’s auditor and its associates:	2020 £m	2019 £m	2018 £m

Audit of parent company and consolidated financial statements including attestation under s.404 of Sarbanes-Oxley Act 2002	13.8	15.6	13.3

Audit of the company’s subsidiaries	14.5	13.5	12.9

Total audit services	28.3	29.1	26.2

Taxation compliance	–	–	0.1

Audit related and other assurance services	1.6	1.2	3.0

All other services	–	0.1	0.5

Total audit-related and non-audit services	1.6	1.3	3.6
	29.9	30.4	29.8

The other assurance services provided by the auditor related to agreed upon procedures and other assurance services outside of statutory audit requirements. In addition to the above, fees paid to the auditor in respect of the GSK pension schemes were:

	2020 £m	2019 £m	2018 £m

Audit	0.2	0.2	0.3

Other services	–	–	–

Fees of £0.2 million (2019 – £0.8 million, 2018 – £nil) were also paid to other auditors in respect of audits of certain of the company’s subsidiaries acquired during the year.

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

9. Employee costs

	2020 £m	2019 £m	2018 £m

Wages and salaries	7,802	7,583	7,203

Social security costs	917	852	795

Pension and other post-employment costs, including augmentations (Note 30)	519	560	586

Cost of share-based incentive plans	393	432	393

Severance and other costs from integration and restructuring activities	618	428	463
	10,249	9,855	9,440

The increase in wages and salaries included the impact of movements in exchange rates. The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The cost of share-based incentive plans is analysed as follows:

	2020 £m	2019 £m	2018 £m

Share Value Plan	313	302	304

Performance Share Plan	64	58	49

Share option plans	4	4	4

Cash settled and other plans	12	68	36
	393	432	393

The average monthly number of persons employed by the Group (including Directors) during the year was:

	2020 Number	2019 Number	2018 Number

Manufacturing	34,898	36,653	37,296

Selling, general and administration	49,162	48,535	47,887

Research and development	11,824	12,026	11,668
	95,884	97,214	96,851

The average monthly number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the financial record on page 251.

The compensation of the Directors and Senior Management (members of the CET) in aggregate, was as follows:

	2020 £m	2019 £m	2018 £m

Wages and salaries	23	28	29

Social security costs	4	4	3

Pension and other post-employment costs	3	3	3

Cost of share-based incentive plans	25	27	20
	55	62	55

Further information on the remuneration of the Directors is given in the sections of the annual report on remuneration labelled as audited within pages 112 to 138.

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Notes to the financial statements continued

10. Major restructuring costs

Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites, are likely to take several years to complete.

Major restructuring costs are those related to specific Board-approved Major restructuring programmes, including integration costs following material acquisitions, which are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.

The existing Combined restructuring and integration programme incorporates the previous Major Change programme, the Pharmaceuticals restructuring programme and the restructuring and integration programme following the Novartis transaction in 2015. This programme is now substantially complete. In July 2018, the Board-approved a Major restructuring programme, designed to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs. In February 2019, the Board approved a Major restructuring plan to generate synergies from the integration of the Pfizer consumer healthcare business into GSK’s Consumer Healthcare business. In January 2020, the Board approved a two-year Separation Preparation programme to prepare for the separation of GSK into two companies.

The total restructuring costs of £1,532 million in 2020 were incurred in the following areas:

–	Restructuring costs to prepare for separation of GSK into two companies

–	Restructuring following the integration of the Pfizer consumer healthcare business into GSK Consumer Healthcare

–

Continued implementation of the restructuring programme that started in July 2018, to simplify the operating models and improve resource allocation of the Pharmaceutical and Consumer Healthcare supply chains

–	Continued transformation of central functions, including GSK technology platforms and interfaces, to deliver greater digital synergies, simplification of applications and staff reductions.

The analysis of the costs charged to operating profit under these programmes was as follows:

	2020 £m	2019 £m	2018 £m

Increase in provision for Major restructuring programmes (see Note 31)	746	345	450

Amount of provision reversed unused (see Note 31)	(96)	(148)	(99)

Impairment losses recognised	361	521	130

Other non-cash charges	104	99	72

Other cash costs	417	288	256
	1,532	1,105	809

Provision reversals of £96 million (2019 – £148 million, 2018 – £99 million) reflected provision releases mainly for the Combined restructuring and integration programme. Asset impairments of £361 million and other non-cash charges of £104 million principally comprised fixed asset write-downs of manufacturing facilities and accelerated depreciation where asset lives have been shortened in the supply chain manufacturing network as a result of the Major restructuring programmes. All other charges have been or will be settled in cash and include site closure costs, consultancy and project management costs.

The analysis of Major restructuring charges by programme was as follows:

			2020
	Cash £m	Non-cash £m	Total £m

Separation Preparation programme	625	216	841

Consumer Healthcare Joint Venture integration programme	298	28	326

2018 Major restructuring programme (including Tesaro)	105	210	315

Combined restructuring and integration programme	39	11	50
	1,067	465	1,532

			2019
	Cash £m	Non-cash £m	Total £m

Consumer Healthcare Joint Venture integration programme	248	4	252

2018 Major restructuring programme (including Tesaro)	227	572	799

Combined restructuring and integration programme	10	44	54
	485	620	1,105

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Investor information

Notes to the financial statements continued

10. Major restructuring costs continued

The analysis of Major restructuring charges by income statement line was as follows:

	2020 £m	2019 £m	2018 £m

Cost of sales	667	658	443

Selling, general and administration	659	332	315

Research and development	206	114	49

Other operating expense	–	1	2
	1,532	1,105	809

11. Finance income

	2020 £m	2019 £m	2018 £m

Finance income arising from:

Financial assets measured at amortised cost	29	69	73

Financial assets measured at fair value through profit or loss	10	10	1

Net gains arising from the forward element of forward contracts in net investment hedge relationships	5	19	7
	44	98	81

12. Finance expense

	2020 £m	2019 £m	2018 £m

Finance expense arising on:

Financial liabilities at amortised cost	(813)	(832)	(677)

Derivatives at fair value through profit or loss	(7)	(6)	(38)

Net losses arising from:

Financial instruments mandatorily measured at fair value through profit or loss	353	(425)	55

Retranslation of loans	(357)	424	(52)

Reclassification of hedges from other comprehensive income	(2)	(2)	(2)

Unwinding of discounts on provisions	(3)	(8)	(15)

Finance expense arising on lease liabilities	(40)	(39)	(2)

Other finance expense	(23)	(24)	(67)
	(892)	(912)	(798)

Finance expense arising on derivatives at fair value through profit or loss relates to swap interest expense. The 2018 figure in finance expense arising on lease liabilities related to interest arising on finance leases under the previous leasing standard, IAS 17, which was originally reported in ‘Other finance expense’. In 2018, other finance expense included a £39 million charge for interest relating to historical income tax settlements.

GSK Annual Report 2020    173

Notes to the financial statements continued

13. Associates and joint ventures

The Group’s share of after-tax profits and losses of associates and joint ventures is set out below:

	2020 £m	2019 £m	2018 £m

Share of after-tax profits of associates	33	85	28

Share of after-tax (losses)/profits of joint ventures	–	(11)	3
	33	74	31

At 31 December 2020, the Group held one significant associate, Innoviva, Inc.

Summarised income statement information in respect of Innoviva is set out below. The Group’s 2020 share of after-tax profits of associates and other comprehensive income includes a profit of £41 million and other comprehensive income of £nil in respect of Innoviva.

The results of Innoviva included in the summarised income statement information below represent the estimated earnings of Innoviva in the relevant periods, based on publicly available information at the balance sheet date. Innoviva’s turnover arises from royalty income from GSK in relation to Relvar/Breo Ellipta, Anoro Ellipta and Trelegy Ellipta sales.

	2020 £m	2019 £m	2018 £m

Turnover	253	193	183

Profit after taxation	174	116	134

Total comprehensive income	174	116	134

Aggregated financial information in respect of GSK’s share of other associated undertakings and joint ventures is set out below:

	2020 £m	2019 £m	2018 £m

Share of turnover	–	32	242

Share of after-tax losses	(8)	(5)	(2)

Share of other comprehensive income	53	1	–

Share of total comprehensive income/(expense)	45	(5)	(2)

The Group’s sales to associates and joint ventures were £nil in 2020 (2019 – £11 million; 2018 – £43 million).

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Financial statements
Investor information

Notes to the financial statements continued

14. Taxation

The Group’s tax charge is the sum of the total current and deferred tax expense.

Taxation charge based on profits for the year	2020 £m	2019 £m	2018 £m

UK current year charge	30	149	234

Rest of World current year charge	1,177	1,407	1,426

Charge/(credit) in respect of prior periods	66	(420)	(492)

Current taxation	1,273	1,136	1,168

Deferred taxation	(693)	(183)	(414)
	580	953	754

In 2020, GSK made payments of £235 million in UK corporation tax to HMRC. These amounts are for UK corporation tax only, and do not include the various other business taxes borne in the UK by GSK each year.

The deferred tax credit in 2020 reflected the origination of current year expenses where offset against taxable profits in future periods is probable. This relates primarily to the unwind of deferred tax liabilities on intangible assets, the recognition of current year tax losses and the reversal of other temporary differences. In 2018, this also included an uplift in the tax carrying value of certain Consumer Healthcare brands as a result of the acquisition of Novartis’ interest in the former Consumer Healthcare joint venture.

Significant prior year credits in 2019 and 2018 reflected the impact of the settlement of a number of open issues with tax authorities in each period.

The following table reconciles the tax charge calculated at the UK statutory rate on the Group profit before tax with the actual tax charge for the year.

Reconciliation of taxation on Group profits	2020 £m	2020%	2019 £m	2019%	2018 £m	2018%

Profit before tax	6,968		6,221		4,800

UK statutory rate of taxation	1,324	19.0	1,182	19.0	912	19.0

Differences in overseas taxation rates	552	7.9	667	10.7	635	13.2

Benefit of intellectual property incentives	(586)	(8.4)	(691)	(11.1)	(482)	(10.0)

R&D credits	(105)	(1.5)	(119)	(1.9)	(73)	(1.5)

Fair value remeasurement of non-taxable put options	(3)	(0.0)	(45)	(0.7)	221	4.6

Tax losses where no benefit is recognised	18	0.3	15	0.2	24	0.5

Permanent differences on disposals and acquisitions	(338)	(4.9)	68	1.1	(7)	(0.1)

Other permanent differences	98	1.4	119	1.9	53	1.1

Re-assessments of prior year estimates	(228)	(3.3)	(364)	(5.9)	(436)	(9.1)

Changes in tax rates	(152)	(2.2)	121	2.0	(93)	(1.9)
Tax charge/tax rate	580	8.3	953	15.3	754	15.7

GSK has a substantial business presence in many countries around the globe. The impact of differences in overseas taxation rates arose from profits being earned in countries with tax rates higher than the UK statutory rate, the most significant of which in 2020 were the US, Belgium, Germany, India and Japan. The adverse impact was partly offset by the benefit of intellectual property incentives such as the UK Patent Box and Belgian Patent Income Deduction regimes, which provide a reduced rate of corporation tax on profits earned from qualifying patents. We claim these incentives in the manner intended by the relevant statutory or regulatory framework.

In 2020, ‘Changes in tax rates’ included credits in relation to the UK, where a reduction in the corporation tax rate from 19% to 17% was cancelled, and India, where the tax treatment of dividends changed with effect from 1 April 2020. The UK credit in 2020 partly reversed the expense in 2019 where a future benefit was provided at the formerly enacted corporation tax rate of 17%.

Permanent differences on disposals and acquisitions in 2020 reflects the tax impact of the disposal of Horlicks and other Consumer Healthcare brands to Unilever and subsequent disposal of shares received in Hindustan Unilever.

The Group’s 2020 tax rate of 8.3% has also been influenced by the reassessment of open issues with tax authorities in various jurisdictions. The re-assessment of prior year estimates includes both current and deferred tax.

Future tax charges, and therefore our effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of R&D activity, tax regime reforms and resolution of open matters as we continue to bring our tax affairs up to date around the world.

GSK Annual Report 2020    175

Notes to the financial statements continued

14. Taxation continued

Tax on items charged to equity and statement of comprehensive income	2020 £m	2019 £m	2018 £m

Current taxation

Share-based payments	(14)	1	–

Defined benefit plans	(18)	16	(2)

Fair value movements on cash flow hedges	12	–	–

Fair value movements on equity investments	89	–	–
	69	17	(2)

Deferred taxation

Share-based payments	18	18	2

Defined benefit plans	(51)	173	(144)

Fair value movements on cash flow hedges	6	16	(2)

Fair value movements on equity investments	131	(95)	10
	104	112	(134)

Total credit/(charge) to equity and statement of comprehensive income	173	129	(136)

All of the above items have been charged to the statement of comprehensive income except for tax on share-based payments.

Issues relating to taxation

The integrated nature of the Group’s worldwide operations involves significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets. In line with current OECD guidelines we base our transfer pricing policy on the ‘arm’s length’ principle. However, different tax authorities may seek to attribute further profit to activities being undertaken in their jurisdiction potentially resulting in double taxation. The Group also has open items in several jurisdictions concerning such matters as the deductibility of particular expenses and the tax treatment of certain business transactions. GSK applies a risk based approach to determine the transactions most likely to be subject to challenge and the probability that the Group would be able to obtain compensatory adjustments under international tax treaties.

The calculation of the Group’s total tax charge therefore necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. At 31 December 2020 the Group had recognised provisions of £856 million in respect of such uncertain tax positions (2019 – £933 million). The decrease in recognised provisions during 2020 was driven by the reassessment of estimates and the utilisation of provisions for uncertain tax positions following the settlement of a number of open issues with tax authorities in various jurisdictions. Whilst the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with the relevant tax authorities, or litigation where appropriate, the Group continues to believe that it has made appropriate provision for periods which are open and not yet agreed by the tax authorities.

A provision for deferred tax liabilities of £150 million as at 31 December 2020 (2019 – £198 million) has been made in respect of taxation that would be payable on the remittance of profits by certain overseas subsidiaries. Whilst the aggregate amount of unremitted profits at the balance sheet date was approximately £17 billion (2019 – £19 billion), the majority of these unremitted profits would not be subject to tax (including withholding tax) on repatriation, as UK legislation relating to company distributions provides for exemption from tax for most overseas profits, subject to certain exceptions. Deferred tax is not provided on temporary differences of £974 million (2019 – £326 million) arising on unremitted profits as management has the ability to control any future reversal and does not consider such a reversal to be probable.

Continued focus on tax reform is expected in 2021 and future years driven by the OECD’s project to address the tax challenges arising from the digitalisation of the economy. This may result in significant changes to established tax principles and an increase in tax authority disputes. In turn, this could adversely affect GSK’s effective tax rate or could result in higher cash tax liabilities.

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Financial statements
Investor information

Notes to the financial statements continued

14. Taxation continued

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangible assets £m	Contingent consideration £m	Intra-Group profit £m	Pensions & other post employment benefits £m	Tax losses £m	Share option and award schemes £m	Other net temporary differences £m	Total £m

At 1 January 2019	(295)	(959)	834	1,029	694	447	71	950	2,771

Exchange adjustments	17	88	–	(8)	(40)	(8)	(1)	55	103

Credit/(charge) to income statement	35	(204)	(77)	59	9	225	(7)	143	183

Credit/(charge) to statement of comprehensive income and equity	–	–	–	–	186	–	18	(92)	112

Acquisitions and disposals	1	(3,117)	–	40	15	278	–	(60)	(2,843)

R&D credits utilisation	–	–	–	–	–	–	–	(40)	(40)

At 31 December 2019	(242)	(4,192)	757	1,120	864	942	81	956	286

Exchange adjustments	(9)	41	–	(29)	4	(2)	(3)	(57)	(55)

(Charge)/credit to income statement	(45)	194	86	(67)	(44)	120	(5)	454	693

Credit/(charge) to statement of comprehensive income and equity	–	–	–	–	50	–	(13)	(141)	(104)

Acquisitions and disposals	–	(25)	–	–	–	–	–	–	(25)

R&D credits utilisation	–	–	–	–	–	–	–	(108)	(108)
At 31 December 2020	(296)	(3,982)	843	1,024	874	1,060	60	1,104	687

Deferred tax liabilities provided in relation to intangible assets predominately relate to temporary differences arising on assets and liabilities acquired as part of historic business combinations. Acquisitions and disposals in 2019 includes deferred tax liabilities of £2,591 million related to the Pfizer consumer healthcare business acquisition and £252 million related to the Tesaro acquisition.

The Group continues to recognise deferred tax assets on future obligations in respect of contingent consideration amounts payable to minority shareholders. These payments are tax deductible at the point in time at which payment is made.

A deferred tax asset is recognised on intra-Group profits arising on inter-company inventory which are eliminated within the consolidated accounts. As intra-Group profits are not eliminated from the individual entities’ tax returns a temporary difference arises that will reverse at the point in time inventory is sold externally.

The deferred tax asset of £1,060 million (2019 – £942 million) recognised on tax losses relates to trading losses. Such deferred tax assets are only recognised where it is probable that future taxable profit will be available to utilise losses, as supported by product level forecasts. Other net temporary differences included accrued expenses for which a tax deduction is only available on a paid basis.

Deferred tax asset and liabilities are recognised on the balance sheet as follows:

	2020 £m	2019 £m

Deferred tax assets	4,287	4,096

Deferred tax liabilities	(3,600)	(3,810)
	687	286

		2020		2019

Unrecognised tax losses	Tax losses £m	Unrecognised deferred tax asset £m	Tax losses £m	Unrecognised deferred tax asset £m

Trading losses expiring:

Within 10 years	962	181	556	117

More than 10 years	414	51	838	108

Available indefinitely	265	47	159	27
At 31 December	1,641	279	1,553	252

Capital losses expiring:

Available indefinitely	2,287	419	2,148	355
At 31 December	2,287	419	2,148	355

GSK Annual Report 2020    177

Notes to the financial statements continued

15. Earnings per share

	2020 pence	2019 pence	2018 pence

Basic earnings per share	115.5	93.9	73.7

Diluted earnings per share	114.1	92.6	72.9

Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and Treasury shares. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2020 millions	2019 millions	2018 millions

Basic	4,976	4,947	4,914

Dilution for share options and awards	62	69	57
Diluted	5,038	5,016	4,971

16. Dividends

			2020			2019			2018
	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m

First interim	9 July 2020	19	946	11 July 2019	19	940	12 July 2018	19	934

Second interim	8 October 2020	19	946	10 October 2019	19	941	11 October 2018	19	934

Third interim	14 January 2021	19	946	9 January 2020	19	941	10 January 2019	19	935

Fourth interim	8 April 2021	23	1,146	9 April 2020	23	1,144	11 April 2019	23	1,137
Total		80	3,984		80	3,966		80	3,940

Under IFRS, interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2020 financial statements recognise those dividends paid in 2020, namely the third and fourth interim dividends for 2019, and the first and second interim dividends for 2020.

The amounts recognised in each year were as follows:

	2020 £m	2019 £m	2018 £m
Dividends to shareholders	3,977	3,953	3,927

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Notes to the financial statements continued

17. Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m

Cost at 31 December 2018	7,811	12,537	2,140	22,488

Implementation of IFRS 16	(64)	(106)	–	(170)

At 31 December 2018, as adjusted	7,747	12,431	2,140	22,318

Exchange adjustments	(254)	(381)	(70)	(705)

Additions through business combinations	149	177	34	360

Other additions	42	154	1,084	1,280

Capitalised borrowing costs	–	–	25	25

Disposals and write-offs	(34)	(528)	(11)	(573)

Reclassifications	243	919	(1,231)	(69)

Transfer to assets held for sale	(261)	(711)	(65)	(1,037)

Cost at 31 December 2019	7,632	12,061	1,906	21,599

Exchange adjustments	106	121	10	237

Additions through business combinations	–	5	–	5

Other additions	29	147	1,052	1,228

Capitalised borrowing costs	–	–	15	15

Disposals and write-offs	(336)	(875)	(29)	(1,240)

Reclassifications	189	840	(1,058)	(29)

Transfer to assets held for sale	(132)	(194)	(6)	(332)
Cost at 31 December 2020	7,488	12,105	1,890	21,483

Depreciation at 31 December 2018	(3,233)	(7,534)	–	(10,767)

Implementation of IFRS 16	30	42	–	72

At 31 December 2018, as adjusted	(3,203)	(7,492)	–	(10,695)

Exchange adjustments	74	196	–	270

Charge for the year	(265)	(752)	–	(1,017)

Disposals and write-offs	19	380	–	399
Transfer to assets held for sale	159	477	–	636

Depreciation at 31 December 2019	(3,216)	(7,191)	–	(10,407)

Exchange adjustments	(49)	(77)	–	(126)

Charge for the year	(271)	(718)	–	(989)

Disposals and write-offs	154	716	–	870

Transfer to assets held for sale	72	130	–	202

Depreciation at 31 December 2020	(3,310)	(7,140)	–	(10,450)

Impairment at 31 December 2018	(174)	(421)	(68)	(663)

Implementation of IFRS 16	–	–	–	–

At 31 December 2018, as adjusted	(174)	(421)	(68)	(663)

Exchange adjustments	13	11	6	30

Disposals and write-offs	2	77	36	115

Impairment losses	(312)	(329)	(38)	(679)

Reversal of impairments	2	8	–	10

Transfer to assets held for sale	90	209	44	343

Impairment at 31 December 2019	(379)	(445)	(20)	(844)

Exchange adjustments	(6)	–	1	(5)

Disposals and write-offs	190	124	16	330

Impairment losses	(147)	(303)	(27)	(477)

Reversal of impairments	13	18	3	34

Transfer to assets held for sale	49	55	1	105

Impairment at 31 December 2020	(280)	(551)	(26)	(857)

Total depreciation and impairment at 31 December 2019	(3,595)	(7,636)	(20)	(11,251)

Total depreciation and impairment at 31 December 2020	(3,590)	(7,691)	(26)	(11,307)

Net book value at 1 January 2019	4,404	4,582	2,072	11,058

Net book value at 31 December 2019	4,037	4,425	1,886	10,348
Net book value at 31 December 2020	3,898	4,414	1,864	10,176

GSK Annual Report 2020    179

Notes to the financial statements continued

17. Property, plant and equipment continued

The weighted average interest rate for capitalised borrowing costs in the year was 3% (2019 – 3%). Disposals and write-offs in the year included a number of assets with nil net book value that are no longer in use in the business.

The impairment losses principally arose from decisions to rationalise facilities and were calculated based on fair value less costs of disposal. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 7%, adjusted where appropriate for specific segment, country and currency risk.

Assets that continue to be used by the Group are generally assessed as part of their associated cash generating unit on a value in use basis. For value in use calculations, the post-tax cash flows do not include the impact of future uncommitted restructuring plans or improvements. Where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 9%.

The net impairment losses have been charged to cost of sales: £398 million (2019 – £624 million), R&D: £3 million (2019 – £1 million) and SG&A: £42 million (2019 – £44 million), and included £343 million (2019 – £502 million) arising from the Major restructuring programmes.

Reversals of impairment arose from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments were deemed no longer to apply. All of the reversals have been credited to cost of sales.

During 2020, £29 million (2019 – £69 million) of computer software was reclassified from assets in construction to intangible assets on becoming ready for use.

18. Right of use assets

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Total £m

Net book value at 1 January 2019	907	27	137	1,071

Exchange adjustments	(28)	(2)	(6)	(36)

Additions through business combinations	66	11	2	79

Other additions	60	1	71	132

Depreciation	(145)	(8)	(61)	(214)

Disposals	(37)	(20)	(7)	(64)

Impairments	(2)	–	–	(2)

Reclassifications	–	13	(13)	–

Net book value at 31 December 2019	821	22	123	966

Exchange adjustments	(11)	1	1	(9)

Other additions	119	2	66	187

Depreciation	(152)	(5)	(68)	(225)

Disposals	(73)	(2)	(9)	(84)

Impairments	(3)	–	–	(3)

Reclassifications	(2)	–	–	(2)
Net book value at 31 December 2020	699	18	113	830

The total cash outflow for leases amounted to £227 million. There were no significant lease commitments for leases not commenced at year-end.

An analysis of lease liabilities is set out in Note 29, ‘Net debt’.

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Financial statements
Investor information

Notes to the financial statements continued

19. Goodwill

	2020 £m	2019 £m

Cost at 1 January	10,562	5,789

Exchange adjustments	(54)	(277)

Additions through business combinations (Note 40)	124	5,023

Transfer (to)/from assets held for sale	(35)	27
Cost at 31 December	10,597	10,562

Net book value at 1 January	10,562	5,789

Net book value at 31 December	10,597	10,562

Goodwill is allocated to the Group’s segments as follows:
	2020 £m	2019 £m

Pharmaceuticals	4,245	4,316

Vaccines	1,295	1,280

Consumer Healthcare	5,057	4,966
Net book value at 31 December	10,597	10,562

The recoverable amounts of the cash generating units are assessed using a fair value less costs of disposal model. Fair value less costs of disposal is calculated using a discounted cash flow approach, with a post-tax discount rate applied to the projected risk-adjusted post-tax cash flows and terminal value.

The discount rate used is based on the Group WACC of 7%, as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data, therefore this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow models used in the impairment tests of the Pharmaceuticals, Vaccines and Consumer Healthcare cash generating units are as follows:

Valuation basis	Fair value less costs of disposal

Key assumptions	Sales growth rates
	Profit margins
	Terminal growth rate
	Discount rate
	Taxation rate

Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information.
	Margins reflect past experience, adjusted for expected changes.
	Terminal growth rates based on management’s estimate of future long-term average growth rates.
	Discount rates based on Group WACC, adjusted where appropriate.
	Taxation rates based on appropriate rates for each region.

Period of specific projected cash flows	Five years

Terminal growth rate and discount rate		Terminal growth rate	Discount rate

	Pharmaceuticals	1% p.a.	7.5%
	Vaccines	1% p.a.	7.5%
	Consumer Healthcare	2% p.a.	6%

The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets, reflect the impact of future generic competition and take account of new product launches.

Goodwill is monitored for impairment at the segmental level. In each case the valuations indicated sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

The Consumer Healthcare cash generating unit also comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £18.4 billion (2019 – £19.6 billion).

Details of indefinite life brands are given in Note 20, ‘Other intangible assets’.

GSK Annual Report 2020    181

Notes to the financial statements continued

20. Other intangible assets

	Computer software £m	Licences, patents, amortised brands etc. £m	Indefinite life brands £m	Total £m

Cost at 1 January 2019	2,365	16,166	9,056	27,587

Exchange adjustments	(37)	(418)	(1,037)	(1,492)

Capitalised development costs	–	239	–	239

Capitalised borrowing costs	1	–	–	1

Additions through business combinations	31	3,091	12,357	15,479

Other additions	197	465	–	662

Disposals and asset write-offs	(235)	(7)	–	(242)

Transfer to assets held for sale	(7)	(62)	(227)	(296)

Reclassifications	82	242	(255)	69

Cost at 31 December 2019	2,397	19,716	19,894	42,007

Exchange adjustments	(1)	(7)	(74)	(82)

Capitalised development costs	–	313	–	313

Additions through business combinations	2	–	–	2

Other additions	240	494	–	734

Disposals and asset write-offs	(260)	(20)	–	(280)

Transfer to assets held for sale	(4)	(246)	(635)	(885)

Reclassifications	29	572	(572)	29
Cost at 31 December 2020	2,403	20,822	18,613	41,838
Amortisation at 1 January 2019	(1,307)	(6,413)	–	(7,720)

Exchange adjustments	19	123	–	142

Charge for the year	(233)	(870)	–	(1,103)

Disposals and asset write-offs	215	4	–	219

Transfer to assets held for sale	4	42	–	46

Amortisation at 31 December 2019	(1,302)	(7,114)	–	(8,416)

Exchange adjustments	(3)	28	–	25

Charge for the year	(241)	(896)	–	(1,137)

Disposals and asset write-offs	221	8	–	229

Transfer to assets held for sale	3	42	–	45
Amortisation at 31 December 2020	(1,322)	(7,932)	–	(9,254)
Impairment at 1 January 2019	(12)	(2,329)	(324)	(2,665)

Exchange adjustments	3	70	–	73

Impairment losses	(49)	(84)	(3)	(136)

Reversal of impairments	–	10	–	10

Disposals and asset write-offs	19	3	–	22

Transfer to assets held for sale	2	5	53	60

Impairment at 31 December 2019	(37)	(2,325)	(274)	(2,636)

Exchange adjustments	–	39	1	40

Impairment losses	(29)	(255)	(11)	(295)

Reversal of impairments	–	38	–	38

Disposals and asset write-offs	38	–	–	38

Transfer to assets held for sale	–	55	–	55

Reclassification	–	(39)	39	–
Impairment at 31 December 2020	(28)	(2,487)	(245)	(2,760)
Total amortisation and impairment at 31 December 2019	(1,339)	(9,439)	(274)	(11,052)

Total amortisation and impairment at 31 December 2020	(1,350)	(10,419)	(245)	(12,014)
Net book value at 1 January 2019	1,046	7,424	8,732	17,202
Net book value at 31 December 2019	1,058	10,277	19,620	30,955
Net book value at 31 December 2020	1,053	10,403	18,368	29,824

The weighted average interest rate for capitalised borrowing costs in the year was 3% (2019 – 3%).

The net book value of computer software included £612 million (2019 – £560 million) of internally generated costs.

The carrying value at 31 December 2020 of intangible assets, for which impairments have been charged or reversed in the year, following those impairments or reversals, was £272 million (2019 – £175 million).

The patent expiry dates of the Group’s most significant assets, where relevant, are set out on pages 258 and 259.

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Financial statements
Investor information

Notes to the financial statements continued

20. Other intangible assets continued

Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

	Amortisation		Net impairment losses
	2020 £m	2019 £m	2020 £m	2019 £m

Cost of sales	779	781	21	34

Selling, general and administration	167	163	17	43

Research and development	191	159	219	49

	1,137	1,103	257	126

Licences, patents, amortised brands etc. includes a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. Note 40, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The book values of the largest individual items are as follows:

	2020 £m	2019 £m

Tesaro Assets	2,669	2,878

Meningitis portfolio	2,114	2,139

Dolutegravir	1,177	1,280

Benlysta	745	834

Lamisil	275	–

Merck Assets	264	264

BMS Assets	239	286

Fluarix/FluLaval	219	237

Okairos	205	175

Stiefel trade name	180	204

Others	2,316	1,980

	10,403	10,277

Tesaro assets comprise Zejula, the currently marketed monotherapy, as well as combination therapies. The Meningitis portfolio includes Menveo, Bexsero, Men ABCWY and Menjugate. Lamisil has been moved into licences, patents, amortised brands etc. following the decision to start amortisation during 2020. GSK has divested the Breathe Right brand during the year.

Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001, CNS, Inc. in 2006, the Novartis consumer healthcare business in 2015 and the Pfizer consumer healthcare business in 2019. The book values of the major brands are as follows:

	2020 £m	2019 £m

Advil	3,349	3,408

Voltaren	2,725	2,725

Centrum	1,824	1,808

Caltrate	1,678	1,648

Otrivin	1,385	1,385

Preparation H	1,139	1,171

Robitussin	1,111	1,138

Nexium	668	682

Fenistil	598	598

Chapstick	512	523

Emergen-C	433	447

Theraflu	433	438

Panadol	396	397

Lamisil	–	291

Sensodyne	270	270

Breathe Right	–	251

Others	1,847	2,440

	18,368	19,620

GSK Annual Report 2020    183

Notes to the financial statements continued

20. Other intangible assets continued

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factors which could limit their useful lives. Accordingly, they are not amortised.

Each brand is tested annually for impairment and other amortised intangible assets are tested when indicators of impairment arise. This testing applies a fair value less costs of disposal methodology, generally using post-tax cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax WACC of 7%, adjusted where appropriate for specific segment, country and currency risks. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. The main assumptions include future sales price and volume growth, product contribution, the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions and exchange rates. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between -3% and 3% are management’s estimates of future long-term average growth rates of the relevant markets. In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of these intangible assets.

21. Investments in associates and joint ventures

	Joint ventures £m	Associates £m	2020 Total £m	Joint ventures £m	Associates £m	2019 Total £m

At 1 January	15	299	314	19	217	236

Exchange adjustments	–	(9)	(9)	(1)	(9)	(10)

Additions	–	4	4	16	11	27

Disposals	–	–	–	(1)	–	(1)

Distributions received	–	(31)	(31)	–	(7)	(7)

Net fair value movements through Other comprehensive income	–	53	53	–	–	–

Other movements	–	–	–	(7)	2	(5)

Profit/(loss) after tax recognised in the consolidated income statement	–	33	33	(11)	85	74

At 31 December	15	349	364	15	299	314

The Group held one significant associate at 31 December 2020, Innoviva, Inc. At 31 December 2020, the Group owned 32 million shares or 31.6% of Innoviva, which is a biopharmaceutical company listed on NASDAQ. Innoviva partnered with GSK in the development of the long acting beta agonist, vilanterol, and currently receives royalty income from sales of products that contain this component, namely Relvar/Breo Ellipta and Anoro Ellipta. It also has a 15% economic interest in royalties paid by GSK on sales of Trelegy Ellipta. The remaining 85% of the economic interest in these royalties is held by Theravance Biopharma Inc., in which the Group holds 15% of the common stock. The investment in Innoviva had a market value of £291 million at 31 December 2020 (2019 – £343 million).

Summarised balance sheet information, based on information published post the balance sheet date, in respect of Innoviva is set out below:

	At 31 December 2020 £m	At 31 December 2019 £m

Non-current assets	482	222

Current assets	251	326

Current liabilities	(4)	(4)

Non-current liabilities	(283)	(286)

Net assets	446	258

The carrying value of the Group’s investment in Innoviva is analysed as follows:
	2020 £m	2019 £m

Interest in net assets of associate	141	82

Goodwill	85	88

Fair value and other adjustments	65	91

Carrying value at 31 December	291	261

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Notes to the financial statements continued

22. Other investments

	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2020 £m	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2019 £m

At 1 January	1,781	56	1,837	1,250	72	1,322

Additions	409	3,205	3,614	274	3	277

Net fair value movements through Other comprehensive income	1,318	–	1,318	314	–	314

Net fair value movements through profit or loss	–	(438)	(438)	–	(14)	(14)

Disposals and settlements	(569)	(2,702)	(3,271)	(57)	(5)	(62)

At 31 December	2,939	121	3,060	1,781	56	1,837

Other investments comprise non-current equity investments which are recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments, recent financing rounds and discounted cash flows of the underlying net assets. Net fair value movements include the impact of exchange (losses of £91 million through Other comprehensive income and £nil through profit or loss) (2019 – losses of £66 million and £2 million respectively). Other investments include listed investments of £2,281 million (2019 – £1,128 million).

GSK has elected to designate the majority of its equity investments as measured at fair value through other comprehensive income (FVTOCI). The most significant of these investments held at 31 December 2020 were in CureVac AG in which the Group holds 8.4% of the common stock, Crispr Therapeutics AG in which the Group holds 4.6%, Lyell Immunopharma, Inc. in which the Group holds 11.7%, 23andMe, Inc. in which the Group holds 12.4% and Turning Point Therapeutics, Inc. in which the Group holds 4.7%. These investments had a fair value at 31 December 2020 of £887 million, £361 million (2019 – £148 million), £261 million (2019 – £155 million), £220 million (2019 – £227 million) and £201 million (2019 – £102 million) respectively. The other investments include equity stakes in companies with which GSK has research collaborations and in companies which provide access to biotechnology developments of potential interest. In June 2020, GSK issued US$ US notes which are exchangeable at the option of the note holders at any time until maturity of the notes in June 2023 for shares held by GSK in Theravance Biopharma, Inc. Upon exchange of the notes, GSK expects to deliver the shares but may, at its option under certain circumstances, deliver cash or a combination of Theravance Biopharma shares and cash. The Theravance Biopharma shares are measured at FVTOCI and had a fair value at 31 December 2020 of £126 million.

On disposal of equity investments measured at FVTOCI, the accumulated fair value movements are reclassified from the fair value reserve to retained earnings. Investments with a fair value of £569 million (2019 – £57 million) were disposed of during the year. The cumulative gain on these investments after tax was £163 million (2019 – £4 million).

Certain other investments, such as investments in funds with limited lives and investments acquired with an intention to sell, are measured at fair value through profit or loss (FVTPL). Additions and disposals of investments measured at FVTPL in 2020 include the acquisition of shares in Hindustan Unilever Limited on the merger of GSK’s Indian listed Consumer Healthcare entity with Hindustan Unilever and the subsequent divestment of those shares.

23. Other non-current assets

	2020 £m	2019 £m

Amounts receivable under insurance contracts	756	743

Pension schemes in surplus	183	127

Other receivables	102	150

	1,041	1,020

Amounts receivable under insurance contacts are held at cash surrender value with movements through profit or loss.

Within the other receivables of £102 million (2019 – £150 million), £67 million (2019 – £120 million) is classified as financial assets of which £30 million (2019 – £44 million) is classified as fair value through profit or loss. On the remaining balance of £37 million (2019 – £76 million), the expected credit loss allowance was immaterial at 31 December 2020 and 2019.

GSK Annual Report 2020    185

Notes to the financial statements continued

24. Inventories

	2020 £m	2019 £m

Raw materials and consumables	1,170	1,195

Work in progress	2,395	2,505

Finished goods	2,431	2,247

	5,996	5,947

25. Trade and other receivables

	2020 £m	2019 £m

Trade receivables, net of loss allowance	5,549	5,487

Accrued income	13	7

Other prepayments	359	316

Interest receivable	3	3

Employee loans and advances	11	13

Other receivables	1,017	1,376

	6,952	7,202

Trade receivables included £nil (2019 – £nil) due from associates and joint ventures. Other receivables included £nil (2019 – £nil) due from associates and joint ventures.

Loss allowance	2020 £m	2019 £m

At 1 January	130	128

Exchange adjustments	(4)	(3)

Charge for the year	41	16

Subsequent recoveries of amounts provided for	(8)	(5)

Utilised	(8)	(6)

At 31 December	151	130

Of the total trade receivables balance, £50 million (2019 – £110 million) was considered credit impaired, against which an £20 million (2019 – £11 million) expected credit loss allowance has been applied. No amount was purchased or originated credit impaired.

Within the other receivables of £1,017 million (2019 – £1,376 million), £402 million (2019 – £707 million) was classified as financial assets of which £nil (2019 – £nil) was classified as fair value through profit and loss. On the remaining balance of £402 million (2019 – £707 million), an expected credit loss allowance of £6 million (2019 – £8 million) was recognised at

31 December 2020 with no charge reported in profit or loss during the year.

For more discussion on credit risk practices, please refer to Note 43.

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

26. Cash and cash equivalents

	2020 £m	2019 £m

Cash at bank and in hand	1,762	795

Short-term deposits	4,530	3,912

	6,292	4,707

In addition, £nil (2019 – £507 million) of cash and cash equivalents has been reported in Assets held for sale, see Note 27, ‘Assets held for sale’.

Cash and cash equivalents included £0.2 billion (2019 – £0.2 billion) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation.

27. Assets held for sale

	2020 £m	2019 £m

Property, plant and equipment	25	80

Right of use assets	–	7

Lease liabilities	–	(7)

Goodwill	–	124

Other intangibles	62	175

Inventory	19	109

Cash and cash equivalents	–	507

Other	–	(122)

	106	873

Non-current assets and disposal groups are transferred to Assets held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.

Included within Assets held for sale is inventory written down to fair value less costs to sell of £19 million (2019 – £109 million). The valuation methodology used significant inputs which were not based on observable market data and therefore this valuation is classified as level 3 in the fair value hierarchy.

Intangible assets of £785 million were transferred from Other intangibles during the year. The intangible assets held for sale remaining at 31 December 2020 of £62 million is after impairments, exchange movements and assets divested during the year.

Assets held for sale at 31 December 2019 primarily comprised the disposal group for ThermaCare, which had been acquired from Pfizer in 2019 as part of its consumer healthcare business and was to be divested to meet anti-trust requirements, and the disposal group for Horlicks and other Consumer Healthcare nutritional products in India and a number of other countries. The divestments of both of these disposal groups were completed in 2020.

GSK Annual Report 2020    187

Notes to the financial statements continued

28. Trade and other payables

	2020 £m	2019 £m

Trade payables	4,357	4,144

Wages and salaries	1,367	1,470

Social security	159	164

ViiV Healthcare put option	960	1,011

Other payables	409	515

Deferred income	361	158

Customer return and rebate accruals	5,775	5,108

Other accruals	2,452	2,369

	15,840	14,939

Trade and other payables included £65 million (2019 – £63 million) due to associates and joint ventures. The Group provides limited supplier financing arrangements to certain customers. The amounts involved at 31 December 2020 were not material.

Revenue recognised in the year that was included in deferred income at 1 January 2020 was £33 million (2019 – £72 million).

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, and included £4,686 million (2019 – £4,200 million) in respect of US Pharmaceuticals and Vaccines, as more fully described in the Group financial review on page 75. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated, they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in light of historical experience of actual amounts paid and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Pfizer’s put option over its shareholding in ViiV Healthcare is currently exercisable. Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. The amount of the liability for this put option, which is held on the gross redemption basis, is derived from an internal valuation of the ViiV Healthcare business, utilising both discounted forecast future cash flow and multiples-based methodologies.

The table below shows on an indicative basis the income statement and balance sheet sensitivity of the Pfizer put option to reasonably possible changes in key assumptions.

Increase/(decrease) in financial liability and loss/(gain) in Income statement	2020 £m	2019 £m

10% increase in sales forecasts	117	119

10% decrease in sales forecasts	(116)	(118)

10 cent appreciation of US Dollar	52	58

10 cent depreciation of US Dollar	(45)	(49)

10 cent appreciation of Euro	42	37
10 cent depreciation of Euro	(34)	(31)

An explanation of the accounting for ViiV Healthcare is set out on page 52.

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Financial statements
Investor information

Notes to the financial statements continued

29. Net debt

	Listing exchange	2020 £m	2019 £m

Current assets:

Liquid investments		78	79

Cash and cash equivalents		6,292	4,707

Cash and cash equivalents reported in Assets held for sale		–	507

		6,370	5,293

Short-term borrowings:

Commercial paper		(17)	(3,586)

Bank loans, overdrafts and other		(1,128)	(434)

Drawn bank facility		–	(1,000)

EURIBOR +0.20% € Euro Medium Term Note 2020	London Stock Exchange	–	(638)

0.000% € Euro Medium Term Note 2020	London Stock Exchange	–	(1,020)

LIBOR +0.35% US$ US Medium Term Note 2021	New York Stock Exchange	(549)	–

EURIBOR +60% € Euro Medium Term Note 2021	London Stock Exchange	(1,351)	–

0.000% € Euro Medium Term Note 2021	London Stock Exchange	(450)	–

Lease liabilities		(230)	(240)

		(3,725)	(6,918)

Long-term borrowings:

3.125% US$ US Medium Term Note 2021	New York Stock Exchange	–	(944)

LIBOR +0.35% US$ US Medium Term Note 2021	New York Stock Exchange	–	(567)

EURIBOR +0.60% € Euro Medium Term Note 2021	London Stock Exchange	–	(1,281)

0.000% € Euro Medium Term Note 2021	London Stock Exchange	–	(426)

2.850% US$ US Medium Term Note 2022	New York Stock Exchange	(1,463)	(1,509)

2.875% US$ US Medium Term Note 2022	New York Stock Exchange	(1,097)	(1,132)

2.800% US$ US Medium Term Note 2023	New York Stock Exchange	(913)	(941)

0.125% € Euro Medium Term Note 2023	London Stock Exchange	(673)	–

Exchangeable US$ US Medium Term Note 2023	New York Stock Exchange	(199)	–

3.375% US$ US Medium Term Note 2023	New York Stock Exchange	(912)	(941)

0.000% € Euro Medium Term Note 2023	London Stock Exchange	(450)	(425)

0.534% US$ US Medium Term Note 2023	New York Stock Exchange	(913)	–

3.000% US$ US Medium Term Note 2024	New York Stock Exchange	(728)	(751)

1.375% € Euro Medium Term Note 2024	London Stock Exchange	(894)	(844)

4.000% € Euro Medium Term Note 2025	London Stock Exchange	(670)	(633)

3.625% US$ US Medium Term Note 2025	New York Stock Exchange	(728)	(751)

1.000% € Euro Medium Term Note 2026	London Stock Exchange	(628)	(593)

1.250% € Euro Medium Term Note 2026	London Stock Exchange	(896)	(846)

3.375% £ Euro Medium Term Note 2027	London Stock Exchange	(595)	(594)

1.250% £ Euro Medium Term Note 2028	London Stock Exchange	(742)	–

3.875% US$ US Medium Term Note 2028	New York Stock Exchange	(1,278)	(1,319)

3.375% US$ US Medium Term Note 2029	New York Stock Exchange	(723)	(746)

1.375% € Euro Medium Term Note 2029	London Stock Exchange	(447)	(422)

1.750% € Euro Medium Term Note 2030	London Stock Exchange	(672)	(635)

5.250% £ Euro Medium Term Note 2033	London Stock Exchange	(983)	(983)

5.375% US$ US Medium Term Note 2034	New York Stock Exchange	(363)	(375)

1.625% £ Euro Medium Term Note 2035	London Stock Exchange	(743)	–

6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(1,996)	(2,061)

6.375% £ Euro Medium Term Note 2039	London Stock Exchange	(695)	(694)

5.250% £ Euro Medium Term Note 2042	London Stock Exchange	(987)	(987)

4.200% US$ US Medium Term Note 2043	New York Stock Exchange	(359)	(371)

4.250% £ Euro Medium Term Note 2045	London Stock Exchange	(789)	(789)

Other long-term borrowings		(2)	(20)

Lease liabilities		(887)	(1,010)

		(23,425)	(23,590)

Net debt		(20,780)	(25,215)

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Notes to the financial statements continued

29. Net debt continued

Current assets

Liquid investments are classified as financial assets at amortised cost. At 31 December 2020, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31 December 2020 was approximately 1.1% (2019 – approximately 1.1%). Liquid investment balances at 31 December 2020 earning interest at floating rates amount to £78 million (2019 – £1 million). Liquid investment balances at 31 December 2020 earning interest at fixed rates amount to £nil (2019 – £78 million).

Balances reported within cash and cash equivalents have an original maturity of three months or less. The effective interest rate on cash and cash equivalents at 31 December 2020 was approximately 0.3% (2019 – approximately 1.6%). Cash and cash equivalents at 31 December 2020 earning interest at floating and fixed rates amounted to £6,100 million and £9 million respectively (2019 – £5,039 million and £10 million) and non-interest bearing holdings amounted to £183 million (2019 – £164 million).

GSK’s policy regarding the credit quality of cash and cash equivalents is set out in Note 43, ‘Financial instruments and related disclosures’.

Short-term borrowings

GSK has a $10 billion (£7.3 billion) US commercial paper programme, of which $25 million (£17 million) was in issue at 31 December 2020 (2019 – $4.8 billion (£3.6 billion)). GSK has a £5 billion Euro commercial paper programme newly established in 2020, of which £nil was in issue at 31 December 2020. GSK has a £1.9 billion three-year committed facility and $2.5 billion (£1.8 billion) under a 364 day committed facility. The three year committed facility was agreed in September 2019 and was extended by one year to 2023 in September 2020. The 364-day committed facility was agreed in September 2020. These facilities were undrawn at 31 December 2020.

The weighted average interest rate on commercial paper borrowings at 31 December 2020 was 2.4% (2019 – 1.8%).

The weighted average interest rate on current bank loans and overdrafts at 31 December 2020 was 5.8% (2019 – 4.6%).

The average effective pre-swap interest rate of notes classified as short-term at 31 December 2020 was 0.0% (2019 – 0.0%). The 0.0% rate reflects the upcoming maturities of a LIBOR +0.35% coupon note in May 2021, and both a zero coupon and a EURIBOR +0.60% note in September 2021.

Long-term borrowings

At the year-end, GSK had long-term borrowings of £23.4 billion (2019 – £23.6 billion), of which £12.9 billion (2019 – £13.3 billion) fell due in more than five years. The average effective pre-swap interest rate of all notes in issue at 31 December 2020 was approximately 3.6% (2019 – approximately 3.8%).

Long-term borrowings repayable after five years carry interest at effective rates between 1.0% and 6.8%, with repayment dates ranging from 2026 to 2045.

Pledged assets

The Group held pledged investments in US Treasury Notes with a par value of $50 million (£37 million), (2019 – $50 million (£38 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 31, ‘Other provisions’.

Lease liabilities

The maturity analysis of discounted lease liabilities recognised on the Group balance sheet is as follows:

	2020 £m	2019 £m

Rental payments due within one year	230	240

Rental payments due between one and two years	207	227

Rental payments due between two and three years	126	119

Rental payments due between three and four years	96	105

Rental payments due between four and five years	86	93

Rental payments due after five years	372	466

Total lease liabilities	1,117	1,250

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Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits

Pension and other post-employment costs	2020 £m	2019 £m	2018 £m

UK pension schemes	255	181	246

US pension schemes	62	120	100

Other overseas pension schemes	189	185	190

Unfunded post-retirement healthcare schemes	13	74	50

	519	560	586

Analysed as:

Funded defined benefit/hybrid pension schemes	341	300	369

Unfunded defined benefit pension schemes	32	41	43

Unfunded post-retirement healthcare schemes	13	74	50

Defined benefit schemes	386	415	462

Defined contribution pension schemes	133	145	124

	519	560	586

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

	2020 £m	2019 £m	2018 £m

Cost of sales	143	149	160

Selling, general and administration	185	195	228

Research and development	59	71	74

	387	415	462

GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service.

Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit credit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.

Remeasurement movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the SAPS S2 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the CMI 2019 projections with a long-term rate of improvement of 1.25% per year for both males and females. In the US, mortality rates are calculated using the PRI-2012 white collar table adjusted to reflect recent experience. These rates are projected using MP-2020 to allow for future improvements in life expectancy.

GSK Annual Report 2020    191

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2040 for an individual then at the age of 60 is as follows:

		UK		US
	Male Years	Female Years	Male Years	Female Years

Current	27.4	29.0	26.8	28.2
Projected for 2040	28.8	30.5	28.4	29.7

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The physical asset allocation strategy for three of the four UK plans has been adjusted from 45% in return-seeking assets and 55% in liability-matching assets to 42.5% in return-seeking assets and 57.5% in liability-matching assets. During 2019, a buy-in insurance contract was purchased to cover substantially all of the obligations of the other UK plan. At 31 December 2020, the value of the insurance contract was £620 million (2019 – £607 million). The asset allocation of the US plans is currently set at 25% return-seeking assets and 75% liability-matching assets.

The pension plans are exposed to risk that arises because the estimated market value of the plans’ assets might decline, the investment returns might reduce, or the estimated value of the plans’ liabilities might increase.

In line with the agreed mix of return-seeking assets to generate future returns and liability-matching assets to better match future pension obligations, the Group has defined an overall long-term investment strategy for the plans, with investments across a broad range of assets. The main market risks within the asset and hedging portfolio are against credit risk, interest rates, long-term inflation, equities, property, currency and bank counterparty risk.

The plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19 basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.

The interest rate risk and credit rate risk in the US are partially hedged. The targets are based on an accounting measure of the plan liabilities.

For the UK plans, there is an interest rate and inflation hedging strategy in place. The targets are based on an economic measure of the plan liabilities. Furthermore, the plans also currently hedge a portion of their equity exposure with a staggered maturity profile.

In the UK, the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. In addition, the Group operates a number of post-retirement healthcare schemes, the principal one of which is in the US.

Following a period of consultation with impacted employees, it was announced on 17 December 2020 that the UK defined benefit plans would be closed to future accrual effective from 31 March 2022. As a result, post closure the accrued benefits of active participants will be revalued in line with inflation (RPI for the legacy Glaxo Wellcome plans and CPI for the legacy SmithKline Beecham plans subject to the relevant caps for each arrangement) rather than capped pay increases. In addition, all defined benefit plan participants who are still active at 1 April 2022 will receive a defined pension contribution of £10,000 each. The effect of closure and the defined contribution enhancement together result in a one off cost of £74 million.

It was announced on 9 September 2020 that the US cash balance pension plans would be closed to future accrual from 1 January 2021. This change resulted in a credit of £56 million. On 1 June 2020 and 9 September 2020, two amendments were made to the retiree healthcare plans in the US resulting in a credit of £55 million.

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			US		Rest of World
	2020 % pa	2019 % pa	2018 % pa	2020 % pa	2019 % pa	2018 % pa	2020 % pa	2019 % pa	2018 % pa

Rate of increase of future earnings	2.0	2.00	2.00	n/a	4.00	4.00	2.6	2.70	2.70

Discount rate	1.4	2.00	2.90	2.3	3.20	4.20	0.6	1.10	1.80

Expected pension increases	2.8	3.00	3.20	n/a	n/a	n/a	2.1	2.10	2.10

Cash balance credit/conversion rate	n/a	n/a	n/a	1.9	2.60	3.20	0.1	0.10	0.40

Inflation rate	2.8	3.00	3.20	2.0	2.25	2.25	1.3	1.40	1.50

Sensitivity analysis detailing the effect of changes in assumptions is provided on page 199. The analysis provided reflects the assumption changes which have the most material impact on the results of the Group.

192    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December 2020 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

				Pensions	Post-retirement benefits
2020	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit

Current service cost	61	83	147	291	36

Past service cost/(credit)	98	(56)	1	43	(55)

Net interest (income)/cost	3	23	10	36	39

Gains from settlements	–	–	(18)	(18)	(7)

Expenses	9	12	–	21	–
	171	62	140	373	13

Remeasurement gains/(losses) recorded in the statement of comprehensive income	51	(96)	(60)	(105)	(82)

				Pensions	Post-retirement benefits
2019	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit

Current service cost	62	74	130	266	22

Past service cost/(credit)	49	(3)	(15)	31	–

Net interest (income)/cost	(19)	29	16	26	52

Gains from settlements	–	–	(9)	(9)	–

Expenses	7	20	–	27	–
	99	120	122	341	74

Remeasurement losses recorded in the statement of comprehensive income	(894)	(1)	(78)	(973)	(77)

				Pensions	Post-retirement benefits
2018	UK £m	US £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit

Current service cost	75	72	134	281	29

Past service cost/(credit)	93	1	–	94	(27)

Net interest (income)/cost	(3)	20	19	36	49

Gains from settlements	–	–	(14)	(14)	(1)

Expenses	8	7	–	15	–
	173	100	139	412	50

Remeasurement gains/(losses) recorded in the statement of comprehensive income	495	(108)	196	583	145

The amounts included within past service costs in the UK included £24 million (2019 – £58 million; 2018 – £43 million) of augmentation costs which arose from Major restructuring programmes, together with a charge of £74 million in relation to the impact of the closure of the defined benefit schemes to future accrual. In 2018, past service costs in the UK included a charge of £40 million in relation to the estimated impact of Guaranteed Minimum Pension (GMP) equalisation. GMPs are minimum pension entitlements for members of those schemes that elected to contract out of the State Earnings Related Pension Scheme. A UK High Court ruling in 2018 required the equalisation of benefits earned between 1990 and 1997 that included GMPs in order to address gender inequality arising because GMPs were different for men and women.

The past service credit of £56 million in the US reflected the closure of the cash balance pension plans from 1 January 2021. Amendments to the retiree healthcare plan in the US resulted in a credit of £55 million to past service costs in post-retirement benefits.

GSK Annual Report 2020    193

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

A summarised balance sheet presentation of the Group defined benefit pension schemes and other post-retirement benefits is set out in the table below:

	2020 £m	2019 £m	2018 £m

Recognised in Other non-current assets:

Pension schemes in surplus	183	127	760

Recognised in Assets held for sale:

Post-retirement benefits	–	(9)	(9)

Recognised in Pensions and other post-employment benefits:

Pension schemes in deficit	(2,287)	(2,048)	(1,755)

Post-retirement benefits	(1,363)	(1,409)	(1,370)

	(3,650)	(3,457)	(3,125)

In the event of a plan wind-up, GSK believes the UK pension scheme rules provide the company with the right to a refund of surplus assets following the full settlement of plan liabilities. As a result, the net surplus in the UK defined benefit pension schemes is recognised in full.

The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

At 31 December 2020		UK £m	US £m	Rest of World £m	Group £m

Equities:	– listed	2,686	539	686	3,911

	– unlisted	–	–	5	5

Multi-asset funds		2,075	–	–	2,075

Property:	– listed	–	–	57	57

	– unlisted	447	136	2	585

Corporate bonds:	– listed	1,113	1,066	154	2,333

	– unlisted	–	–	20	20

Government bonds:	– listed	6,055	758	999	7,812

Insurance contracts		1,409	–	988	2,397

Other (liabilities)/assets		(203)	136	78	11

Fair value of assets		13,582	2,635	2,989	19,206

Present value of scheme obligations		(13,858)	(3,445)	(4,007)	(21,310)

Net surplus/(obligation)		(276)	(810)	(1,018)	(2,104)

Included in Other non-current assets		77	–	106	183

Included in Pensions and other post-employment benefits		(353)	(810)	(1,124)	(2,287)

		(276)	(810)	(1,018)	(2,104)

Actual return on plan assets		1,092	159	177	1,428

The multi-asset funds comprise investments in pooled investment vehicles that are invested across a range of asset classes, increasing diversification within the growth portfolio. The value of funds in this asset class with a quoted market price is £847 million (2019 – £861 million).

The ‘Other assets’ category comprises cash and mark to market values of derivative positions.

Index-linked gilts held as part of a UK repo programme are included in government bonds. The related loan of £650 million at 31 December 2020 (2019 – £243 million; 2018 – £nil) is deducted within ‘Other assets’.

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Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

At 31 December 2019		UK £m	US £m	Rest of World £m	Group £m

Equities:	– listed	2,904	671	638	4,213

	– unlisted	–	–	8	8

Multi-asset funds		2,700	–	–	2,700

Property:	– listed	–	–	55	55

	– unlisted	460	145	2	607

Corporate bonds:	– listed	297	855	141	1,293

	– unlisted	326	–	23	349

Government bonds:	– listed	4,923	803	889	6,615

Insurance contracts		1,406	–	832	2,238

Other (liabilities)/assets		(35)	315	74	354

Fair value of assets		12,981	2,789	2,662	18,432

Present value of scheme obligations		(13,293)	(3,506)	(3,554)	(20,353)

Net surplus/(obligation)		(312)	(717)	(892)	(1,921)
Included in Other non-current assets		70	–	57	127
Included in Pensions and other post-employment benefits		(382)	(717)	(949)	(2,048)
		(312)	(717)	(892)	(1,921)

Actual return on plan assets		787	356	345	1,488

At 31 December 2018		UK £m	US £m	Rest of World £m	Group £m

Equities:	– listed	3,257	1,280	518	5,055

	– unlisted	–	–	7	7

Multi-asset funds		2,997	–	–	2,997

Property:	– listed	–	–	33	33

	– unlisted	423	231	4	658

Corporate bonds:	– listed	404	783	111	1,298

	– unlisted	306	–	25	331

Government bonds:	– listed	3,835	286	795	4,916

Insurance contracts		770	–	831	1,601

Other assets		589	228	66	883

Fair value of assets		12,581	2,808	2,390	17,779

Present value of scheme obligations		(12,087)	(3,474)	(3,213)	(18,774)

Net surplus/(obligation)		494	(666)	(823)	(995)
Included in Other non-current assets		711	–	49	760

Included in Pensions and other post-employment benefits		(217)	(666)	(872)	(1,755)

		494	(666)	(823)	(995)

Actual return on plan assets		(88)	(123)	55	(156)

GSK Annual Report 2020    195

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits
Movements in fair values of assets	UK £m	US £m	Rest of World £m	Group £m	Group £m

Assets at 1 January 2018	13,154	2,874	2,252	18,280	–

Exchange adjustments	–	171	53	224	–

Interest income	323	102	29	454	–

Expenses	(8)	(7)	–	(15)	–

Settlements and curtailments	–	–	(14)	(14)	–

Remeasurement	(411)	(225)	26	(610)	–

Employer contributions	119	150	117	386	93

Scheme participants’ contributions	4	–	16	20	16

Benefits paid	(600)	(257)	(89)	(946)	(109)

Assets at 31 December 2018	12,581	2,808	2,390	17,779	–

Exchange adjustments	–	(110)	(120)	(230)	–

Additions through business combinations	–	–	14	14	–

Interest income	360	111	37	508	–

Expenses	(7)	(20)	–	(27)	–

Settlements and curtailments	–	–	1	1	–

Remeasurement	427	245	312	984	–

Employer contributions	187	40	116	343	110

Scheme participants’ contributions	3	–	17	20	17

Benefits paid	(570)	(285)	(105)	(960)	(127)

Assets at 31 December 2019	12,981	2,789	2,662	18,432	–

Exchange adjustments	–	(86)	138	52	–

Additions through business combinations	–	–	–	–	–

Interest income	256	87	29	372	–

Expenses	(9)	(12)	–	(21)	–

Settlements and curtailments	–	–	(20)	(20)	–

Remeasurement	836	72	148	1,056	–

Employer contributions	156	33	124	313	105

Scheme participants’ contributions	3	–	18	21	18

Benefits paid	(641)	(248)	(110)	(999)	(123)

Assets at 31 December 2020	13,582	2,635	2,989	19,206	–

During 2020, the Group made special funding contributions to the UK pension schemes of £76 million (2019 – £78 million; 2018 – £nil) but £nil (2019 – £nil; 2018 – £125 million) to the US schemes. In 2018, GSK reached a revised agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficits identified within the schemes at the 31 December 2017 actuarial funding valuation. Based on these funding agreements, the additional contributions to eliminate the pension deficit are expected to be £44 million in 2021 and 2022 and these are included within Note 35, ‘Commitments’ on page 202. This funding commitment supersedes the previous agreement made in 2016. The contributions were based on a government bond yield curve approach to selecting the discount rate; the rate chosen included an allowance for expected investment returns which reflected the asset mix of the schemes.

Employer contributions for 2021, including special funding contributions, are estimated to be approximately £320 million in respect of defined benefit pension schemes and £100 million in respect of post-retirement benefits.

196    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits
Movements in defined benefit obligations	UK £m	US £m	Rest of World £m	Group £m	Group £m
Obligations at 1 January 2018	(13,101)	(3,445)	(3,239)	(19,785)	(1,496)
Exchange adjustments	–	(208)	(63)	(271)	(71)
Service cost	(75)	(72)	(134)	(281)	(29)
Past service cost/(credit)	(93)	(1)	–	(94)	27
Interest cost	(320)	(122)	(48)	(490)	(49)
Settlements and curtailments	–	–	28	28	1
Remeasurement	906	117	170	1,193	145
Scheme participants’ contributions	(4)	–	(16)	(20)	(16)
Benefits paid	600	257	89	946	109
Obligations at 31 December 2018	(12,087)	(3,474)	(3,213)	(18,774)	(1,379)
Exchange adjustments	–	140	177	317	50
Additions through business combinations	–	–	(56)	(56)	(48)
Service cost	(62)	(74)	(130)	(266)	(22)
Past service cost	(49)	3	15	(31)	–
Interest cost	(341)	(140)	(53)	(534)	(52)
Settlements and curtailments	–	–	8	8	–
Remeasurement	(1,321)	(246)	(390)	(1,957)	(77)
Scheme participants’ contributions	(3)	–	(17)	(20)	(17)
Benefits paid	570	285	105	960	127
Obligations at 31 December 2019	(13,293)	(3,506)	(3,554)	(20,353)	(1,418)
Exchange adjustments	–	118	(188)	(70)	36
Disposals	–	–	–	–	9
Service cost	(61)	(83)	(147)	(291)	(36)
Past service cost	(98)	56	(1)	(43)	55
Interest cost	(259)	(110)	(39)	(408)	(39)
Settlements and curtailments	–	–	38	38	7
Remeasurement	(785)	(168)	(208)	(1,161)	(82)
Scheme participants’ contributions	(3)	–	(18)	(21)	(18)
Benefits paid	641	248	110	999	123
Obligations at 31 December 2020	(13,858)	(3,445)	(4,007)	(21,310)	(1,363)

The defined benefit pension obligation is analysed as follows:

	2020 £m	2019 £m	2018 £m
Funded	(20,504)	(19,547)	(18,025)
Unfunded	(806)	(806)	(749)
	(21,310)	(20,353)	(18,774)

The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 6.0% (2019 – 6.25%) in 2021, grading down to 4.75% in 2026 and thereafter. At 31 December 2020, the US post-retirement healthcare scheme obligation was £1,124 million (2019 – £1,198 million; 2018 – £1,179 million). Post-retirement benefits are unfunded.

GSK Annual Report 2020    197

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

The movement in the net defined benefit liability is as follows:

	2020 £m	2019 £m	2018 £m
At 1 January	(1,921)	(995)	(1,505)
Exchange adjustments	(18)	87	(47)
Additions through business combinations	–	(42)	–
Service cost	(291)	(266)	(281)
Past service cost	(43)	(31)	(94)
Interest cost	(36)	(26)	(36)
Settlements and curtailments	18	9	14
Remeasurements:
Return on plan assets, excluding amounts included in interest	1,056	984	(610)
Gain from change in demographic assumptions	69	78	131
(Loss)/gain from change in financial assumptions	(1,340)	(2,022)	1,149
Experience gains/(losses)	110	(13)	(87)
Employer contributions	313	343	386
Expenses	(21)	(27)	(15)

At 31 December	(2,104)	(1,921)	(995)

The remeasurements included within post-retirement benefits are detailed below:
	2020 £m	2019 £m	2018 £m
Gain from change in demographic assumptions	7	–	6
(Loss)/gain from change in financial assumptions	(93)	(80)	100
Experience gains	4	3	39

	(82)	(77)	145

The defined benefit pension obligation analysed by membership category is as follows:
	2020 £m	2019 £m	2018 £m
Active	4,660	4,572	4,427
Retired	11,257	10,485	9,542
Deferred	5,393	5,296	4,805

	21,310	20,353	18,774

The post-retirement benefit obligation analysed by membership category is as follows:
	2020 £m	2019 £m	2018 £m
Active	551	549	499
Retired	808	869	879
Deferred	4	–	1

	1,363	1,418	1,379

The weighted average duration of the defined benefit obligation is as follows:
	2020 years	2019 years	2018 years
Pension benefits	16	15	15

Post-retirement benefits	12	12	11

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

30. Pensions and other post-employment benefits continued

Sensitivity analysis

The effect of changes in assumptions used on the benefit obligations and on the 2021 annual defined benefit pension and post-retirement costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan memberships.

	0.25% increase £m	0.25% decrease £m

Discount rate

(Decrease)/increase in annual pension cost	(20)	15

Increase/(decrease) in annual post-retirement benefits cost	1	(1)

(Decrease)/increase in pension obligation	(797)	846

(Decrease)/increase in post-retirement benefits obligation	(40)	42

	0.5% increase £m	0.5% decrease £m

(Decrease)/increase in annual pension cost	(39)	27

Increase/(decrease) in annual post-retirement benefits cost	2	(2)

(Decrease)/increase in pension obligation	(1,550)	1,745

(Decrease)/increase in post-retirement benefits obligation	(78)	86

	0.25% increase £m	0.25% decrease £m

Inflation rate

Increase/(decrease) in annual pension cost	14	(13)

Increase/(decrease) in pension obligation	617	(572)

	1 year increase £m

Life expectancy

Increase in annual pension cost	15

Increase in annual post-retirement benefits cost	1

Increase in pension obligation	801

Increase in post-retirement benefits obligation	40

	1% increase £m

Rate of future healthcare inflation

Increase in annual post-retirement benefits cost	1

Increase in post-retirement benefits obligation	50

GSK Annual Report 2020    199

Notes to the financial statements continued

31. Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee related provisions £m	Other provisions £m	Total £m

At 1 January 2020	198	505	387	201	1,291

Exchange adjustments	(12)	4	4	(3)	(7)

Charge for the year	234	746	64	102	1,146

Reversed unused	(3)	(96)	(21)	(7)	(127)

Unwinding of discount	1	2	–	–	3

Utilised	(98)	(287)	(99)	(44)	(528)

Reclassifications and other movements	–	18	(9)	4	13

Transfer to Pension obligations	–	(32)	–	–	(32)

At 31 December 2020	320	860	326	253	1,759

To be settled within one year	279	634	63	76	1,052

To be settled after one year	41	226	263	177	707

At 31 December 2020	320	860	326	253	1,759

Legal and other disputes

The Group is involved in a substantial number of legal and other disputes, including notification of possible claims, as set out in Note 46 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability, anti-trust, government investigations, contract terminations and self insurance.

The net charge for the year of £231 million (including reversals and estimated insurance recoveries) primarily related to provisions for product liability cases, commercial disputes and various other government investigations.

The discount on the provisions increased by £1 million in 2020 (2019 – increased by £3 million). The discount was calculated using risk-adjusted projected cash flows and risk-free rates of return.

In respect of product liability claims related to certain products, provision is made when there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters may be the subject of negotiation and litigation over many years. Litigation proceedings, including the various appeal procedures, often take many years to reach resolution, and out-of-court settlement discussions can also often be protracted. Indemnified disputes will result in a provision charge and a corresponding receivable.

The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and, based on its current assessment of the progress of these disputes, estimates that £279 million of the amount provided at 31 December 2020 will be settled within one year. At 31 December 2020, it was expected that £13 million (2019 – £9 million) of the provision made for legal and other disputes will be reimbursed by third parties. For a discussion of legal issues, see Note 46, ‘Legal proceedings’.

Major restructuring programmes

During 2020, the Group had four major restructuring programmes in progress: the Combined restructuring and integration programme, which is now substantially complete, the 2018 Major restructuring programme, the Consumer Healthcare Joint Venture integration programme and the Separation Preparation programme. The programmes are focused primarily on simplifying supply chain processes, rationalising the Group’s manufacturing network, restructuring the Pharmaceuticals commercial operations, integrating the Pfizer consumer healthcare business and preparing for the separation of GSK into two new companies.

Restructuring provisions primarily include severance costs when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected and appropriate consultation procedures completed, where appropriate. No provision is made for staff severance payments that are paid immediately.

Pension augmentations arising from staff redundancies of £32 million (2019 – £47 million) have been charged during the year and then transferred to the pensions obligations provision. £24 million relates to defined benefit plans and £8 million relates to defined contribution schemes as shown in Note 30, ‘Pensions and other post-employment benefits’.

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

31. Other provisions continued

Employee related provisions

Employee related provisions include obligations for certain medical benefits to disabled employees and their spouses in the US. At 31 December 2020, the provision for these benefits amounted to £77 million (2019 – £85 million). Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.

Given the nature of these provisions, the amounts are likely to be settled over many years.

Other provisions

Included in other provisions are insurance provisions of £13 million (2019 – £14 million), and a number of other provisions including vehicle insurance and regulatory matters.

32. Contingent consideration liabilities

The consideration for certain acquisitions includes amounts contingent on future events such as development milestones or sales performance. The Group has provided for the fair value of this contingent consideration as follows:

	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m	Other £m	Total £m
At 1 January 2018	5,542	584	46	6,172

Remeasurement through income statement	1,188	56	7	1,251

Cash payments: operating cash flows	(703)	(281)	–	(984)

Cash payments: investing activities	(90)	(63)	–	(153)
At 31 December 2018	5,937	296	53	6,286

Remeasurement through income statement	31	67	(15)	83

Cash payments: operating cash flows	(767)	(13)	–	(780)

Cash payments: investing activities	(98)	(11)	(4)	(113)

Other movements	–	–	3	3
At 31 December 2019	5,103	339	37	5,479

Remeasurement through income statement	1,114	161	–	1,275

Cash payments: operating cash flows	(751)	(14)	–	(765)

Cash payments: investing activities	(107)	(9)	(4)	(120)

At 31 December 2020	5,359	477	33	5,869

Of the contingent consideration payable at 31 December 2020, £765 million (2019 – £755 million) is expected to be paid within one year.

The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, shown above. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted at 8% for commercialised products and at 9% for pipeline assets.

The Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are calculated principally based on the forecast sales performance of specified products over the lives of those products.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuations of the contingent consideration liabilities.

		2000		2019
Increase/(decrease) in financial liability and loss/(gain) in Income statement	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m
10% increase in sales forecasts	515	80	489	65

10% decrease in sales forecasts	(516)	(78)	(490)	(65)

1% increase in discount rate	(207)	(39)	(192)	(24)

1% decrease in discount rate	223	45	205	27

5% increase in probability of milestone success		7		7

5% decrease in probability of milestone success		(7)		(7)

10 cent appreciation of US Dollar	305	4	302	(8)

10 cent depreciation of US Dollar	(262)	(2)	(261)	7

10 cent appreciation of Euro	125	30	106	26

10 cent depreciation of Euro	(105)	(24)	(91)	(22)

An explanation of the accounting for ViiV Healthcare is set out on page 52.

GSK Annual Report 2020    201

Notes to the financial statements continued

33. Other non-current liabilities

	2020 £m	2019 £m

Accruals	41	42

Deferred income	21	24

Other payables	741	778
	803	844

Other payables includes a number of employee-related liabilities including employee savings plans.

34. Contingent liabilities

At 31 December 2020, contingent liabilities where GSK has a present obligation as a result of a past event, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £138 million (2019 – £97 million). These contingent liabilities arise where the Group has a present obligation arising from a past event. At 31 December 2020, £0.4 million (2019 – £1 million) of financial assets were pledged as collateral for contingent liabilities. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. At 31 December 2020, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote. Descriptions of the significant legal and other disputes to which the Group is a party are set out in Note 46, ‘Legal proceedings’.

35. Commitments

Contractual obligations and commitments	2020 £m	2019 £m

Contracted for but not provided in the financial statements:

Intangible assets	12,307	9,727

Property, plant and equipment	528	413

Investments	153	47

Purchase commitments	746	1,047

Pensions	88	163

Interest on loans	8,309	8,952

Future finance charges on leases	180	223
	22,311	20,572

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. The increase in intangible commitments in 2020 is mainly attributable to a number of new R&D collaborations, including with CureVac, Ideaya Biosciences and Surface Oncology.

In 2018, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2017 actuarial funding valuation. A payment of £44 million is due in both 2021 and 2022. The table above includes this commitment, but excludes the normal ongoing annual funding requirement in the UK of approximately £130 million.

The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.

Commitments in respect of future interest payable on loans are disclosed before taking into account the effect of interest rate swaps.

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Investor information

Notes to the financial statements continued

36. Share capital and share premium account

	Ordinary Shares of 25p each		Share premium
	Number	£m	£m
Share capital issued and fully paid

At 1 January 2018	5,372,553,820	1,343	3,019

Issued under employee share schemes	6,513,804	2	72

At 31 December 2018	5,379,067,624	1,345	3,091

Issued under employee share schemes	4,034,607	1	50

Ordinary shares acquired by ESOP Trusts	–	–	33

At 31 December 2019	5,383,102,231	1,346	3,174

Issued under employee share schemes	2,087,386	–	29

Ordinary shares acquired by ESOP Trusts	–	–	78

At 31 December 2020	5,385,189,617	1,346	3,281

	31 December 2020 000		31 December 2019 000

Number of shares issuable under employee share schemes	48,205		57,871

Number of unissued shares not under option	4,566,605		4,559,027

At 31 December 2020, of the issued share capital, 48,975,304 shares were held in the ESOP Trusts, 355,205,950 shares were held as Treasury shares and 4,981,008,363 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 44, ‘Employee share schemes’.

GSK Annual Report 2020    203

Notes to the financial statements continued

37. Movements in equity

Retained earnings and other reserves amounted to £9,960 million at 31 December 2020 (2019 – £6,885 million; 2018 – £655 million loss) of which £440 million (2019 – £394 million; 2018 – £337 million) related to associates and joint ventures.

The cumulative translation exchange in equity is as follows:

	Net translation exchange included in:
	Retained earnings £m	Fair value reserve £m	Non- controlling interests £m	Total translation exchange £m
At 1 January 2018	443	23	345	811

Exchange movements on overseas net assets	(458)	(22)	(1)	(481)

At 31 December 2018, as reported	(15)	1	344	330

Adjustment of exchange movements on overseas net assets	396	–	(396)	–
At 31 December 2018, as revised	381	1	(52)	330

Exchange movements on overseas net assets	(830)	(2)	(75)	(907)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	(75)	–	–	(75)
At 31 December 2019	(524)	(1)	(127)	(652)

Exchange movements on overseas net assets	(51)	(8)	(34)	(93)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	36	–	–	36

At 31 December 2020	(539)	(9)	(161)	(709)

The analysis of other comprehensive income by equity category is as follows:

2020	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	(51)	(8)	–	(59)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	36	–	–	36

Fair value movements on cash flow hedges	–	(19)	–	(19)

Reclassification of cash flow hedges to income and expense	–	54	–	54

Tax on fair value movements on cash flow hedges	–	(18)	–	(18)

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	–	–	(34)	(34)

Fair value movements on equity investments	–	1,348	–	1,348

Tax on fair value movements on equity investments	–	(220)	–	(220)

Remeasurement losses on defined benefit plans	(187)	–	–	(187)

Tax on remeasurement losses in defined benefit plans	69	–	–	69

Other comprehensive (expense)/income for the year	(133)	1,137	(34)	970

2019	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	(830)	(2)	–	(832)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	(75)	–	–	(75)

Fair value movements on cash flow hedges	–	(20)	–	(20)

Reclassification of cash flow hedges to income and expense	–	3	–	3

Tax on fair value movements on cash flow hedges	–	16	–	16

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	–	–	(75)	(75)

Fair value movements on equity investments	–	372	–	372

Tax on fair value movements on equity investments	–	(95)	–	(95)

Remeasurement gains on defined benefit plans	(1,050)	–	–	(1,050)

Tax on remeasurement gains in defined benefit plans	189	–	–	189

Other comprehensive (expense)/income for the year	(1,766)	274	(75)	(1,567)

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Financial statements
Investor information

Notes to the financial statements continued

37. Movements in equity continued

2018	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	(458)	(22)	–	(480)

Fair value movements on cash flow hedges	–	140	–	140

Reclassification of cash flow hedges to income and expense	–	(175)	–	(175)

Tax on fair value movements on cash flow hedges	–	(22)	–	(22)

Deferred tax reversed on reclassification of cash flow hedges	–	20	–	20

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	–	–	(1)	(1)

Fair value movements on equity investments	–	180	–	180

Tax on fair value movements on equity investments	–	10	–	10

Remeasurement gains on defined benefit plans	728	–	–	728

Tax on remeasurement gains in defined benefit plans	(146)	–	–	(146)

Other comprehensive income/(expense) for the year	124	131	(1)	254

Information on net investment hedges is provided in part (d) of Note 43 ‘Financial instruments and related disclosures’.

The analysis of other reserves is as follows:

	ESOP Trust shares £m	Fair value reserve £m	Cash flow hedge reserve £m	Other reserves £m	Total £m
At 1 January 2018	(400)	41	(11)	2,129	1,759

Exchange adjustments	(26)	–	–	–	(26)

Transferred to Retained earnings in the year on disposal of equity investments	–	(94)	–	–	(94)

Net fair value movement in the year	–	193	(36)	–	157

Write-down of shares held by ESOP Trusts	265	–	–	–	265
At 31 December 2018	(161)	140	(47)	2,129	2,061

Exchange adjustments	10	–	–	–	10

Transferred to Retained earnings in the year on disposal of equity investments	–	5	–	–	5

Net fair value movement in the year	–	264	(1)	–	263

Ordinary shares acquired by ESOP Trusts	(328)	–	–	–	(328)

Write-down of shares held by ESOP Trusts	344	–	–	–	344
At 31 December 2019	(135)	409	(48)	2,129	2,355

Exchange adjustments	20	–	–	–	20

Transferred to Retained earnings in the year on disposal of equity investments	–	(207)	–	–	(207)

Net fair value movement in the year	–	1,100	17	–	1,117

Ordinary shares acquired by ESOP Trusts	(609)	–	–	–	(609)

Write-down of shares held by ESOP Trusts	529	–	–	–	529

At 31 December 2020	(195)	1,302	(31)	2,129	3,205

Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31 December 2020 (2019 – £1,849 million; 2018 – £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £280 million at 31 December 2020 (2019 – £280 million; 2018 – £280 million).

GSK Annual Report 2020    205

Notes to the financial statements continued

38. Non-controlling interests

Total non-controlling interests includes the following individually material non-controlling interests. Other non-controlling interests are individually not material.

ViiV Healthcare

GSK holds 78.3% of the ViiV Healthcare sub-group, giving rise to a material non-controlling interest. Summarised financial information in respect of the ViiV Healthcare sub-group is as follows:

	2020 £m	2019 £m	2018 £m
Turnover	4,848	4,816	4,665

Profit after taxation	762	2,574	560

Other comprehensive income/(expense)	33	(29)	19
Total comprehensive income	795	2,545	579

	2020 £m	2019 £m
Non-current assets	2,564	2,660

Current assets	2,405	2,905
Total assets	4,969	5,565

Current liabilities	(2,748)	(2,742)

Non-current liabilities	(8,343)	(7,811)
Total liabilities	(11,091)	(10,553)
Net liabilities	(6,122)	(4,988)

	2020 £m	2019 £m	2018 £m
Net cash inflow from operating activities	2,249	2,375	2,212

Net cash outflow from investing activities	(294)	(202)	(237)

Net cash outflow from financing activities	(2,483)	(1,947)	(1,982)
(Decrease)/increase in cash and bank overdrafts in the year	(528)	226	(7)

The above financial information relates to the ViiV Healthcare group on a stand-alone basis, before the impact of Group-related adjustments, primarily related to the recognition of preferential dividends. The profit after taxation of £762 million (2019 – £2,574 million; 2018 – £560 million) is stated after charging preferential dividends payable to GSK, Shionogi and Pfizer and after a charge of £1,112 million (2019 – £37 million; 2018 – £1,194 million) for remeasurement of contingent consideration payable. This consideration is expected to be paid over a number of years.

The following amounts attributable to the ViiV Healthcare group are included in GSK’s Financial statements:

	2020 £m	2019 £m	2018 £m
Share of profit for the year attributable to non-controlling interest	223	482	254

Dividends paid to non-controlling interest	419	310	332

Non-controlling interest in the Consolidated balance sheet	(539)	(344)	(543)

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Investor information

Notes to the financial statements continued

38. Non-controlling interests continued

Consumer Healthcare Joint Venture

GSK holds 68% of the Consumer Healthcare sub-group, giving rise to a material non-controlling interest. Summarised financial information in respect of the Consumer Healthcare sub-group is as follows:

	2020 £m	2019 £m
Turnover	9,837	4,240

Profit after taxation	1,219	150

Other comprehensive expenses	(266)	(721)

Total comprehensive income/(expenses)	953	(571)

	2020 £m	2019 £m
Non-current assets	29,134	29,899

Current assets	4,918	5,713

Total assets	34,052	35,612

Current liabilities	(4,254)	(4,219)

Non-current liabilities	(3,890)	(4,027)
Total liabilities	(8,144)	(8,246)

Net assets	25,908	27,366

	2020 £m	2019 £m
Net cash inflow from operating activities	1,419	1,014

Net cash inflow/(outflow) from investing activities	1,018	(776)

Net cash outflow from financing activities	(2,437)	(78)

Increase in cash and bank overdraft in the year/period	–	160

The above financial information relates to the Consumer Healthcare Joint Venture on a stand-alone basis for the year ended

31 December 2020 (2019: for the period from its formation on 31 July 2019 to December 2019), before the impact of Group-related adjustments and the classification of cash pooling accounts with Group companies outside the Consumer Healthcare Joint Venture but after Major restructuring charges.

The following amounts attributable to the Consumer Healthcare Joint Venture are included in GSK’s Financial statements:

	2020 £m	2019 £m
Share of profit for the year/period attributable to non-controlling interest	374	69

Dividends paid to non-controlling interest	735	–

Non-controlling interest in the Consolidated balance sheet	6,538	6,911

GSK Annual Report 2020    207

Notes to the financial statements continued

39. Related party transactions

At 31 December 2020, GSK owned 32 million shares or 31.6% of Innoviva Inc. which is a biopharmaceutical company listed on NASDAQ. GSK began recognising Innoviva as an associate on 1 September 2015. The royalties due from GSK to Innoviva in the year were £261 million (2019 – £215 million). At 31 December 2020, the balance payable by GSK to Innoviva was £65 million (2019 – £63 million).

A loan of £3.0 million to Medicxi Ventures I LP remained due to GSK at 31 December 2020. The loan due from Index Ventures Life VI (Jersey) LP was repaid in the year. In 2020, GSK increased the investment in Kurma Biofund II, FCPR by £0.8 million and Apollo Therapeutics LLP by £2.0 million. Further investments were also made in Medicxi Ventures I LP of £1.2 million. As part of the joint venture agreement with Qura Therapeutics LLC, the Group had an obligation to fund the joint venture $1 million per quarter up to April 2020. On 26 June 2019, the agreement was extended for a second five-year period up to April 2025, with both GSK and its joint venture partner committing additional financial support in the amount of $20 million. At December 2020, the outstanding liability due to Qura was $17 million.

Cash distributions were received from our investments in Medicxi Ventures I LP of £14.5 million and in Index Venture VI (Jersey) LP of £10.6 million.

The aggregate compensation of the Directors and CET is given in Note 9, ‘Employee costs’.

40. Acquisitions and disposals

Details of the acquisition and disposal of significant subsidiaries and associates, joint ventures and other businesses are given below:

2020

Business acquisitions

GSK completed one smaller business acquisition when it acquired 55% of Pfizer Biotech Corporation Taiwan, a part of Pfizer’s consumer healthcare business, which was not previously recognised as part of the Consumer Healthcare Joint Venture, on 28 September 2020 for non cash consideration of £129 million. This represented goodwill of £124 million, cash of £21 million and other assets acquired of £18 million less non-controlling interest of £14 million and net liabilities of £20 million.

Total £m
Net assets acquired:

Intangible assets	2

Property, plant and equipment	5

Inventory	5

Trade and other receivables	6

Cash and cash equivalents	21

Trade and other payables	(20)
19

Non-controlling interest	(14)
Goodwill	124
129
Non-cash consideration (settlement of a promissory note)	129

Total consideration	129

Business disposals

On 1 April 2020, GSK completed its divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries (excluding Bangladesh) to Unilever and the merger of GSK’s Indian listed Consumer Healthcare entity with Hindustan Unilever, an Indian listed public company. GSK received a 5.7% equity stake in Hindustan Unilever and £395 million in cash. GSK disposed of its equity stake in Hindustan Unilever during May 2020.

The divestment in Bangladesh closed on 30 June 2020. Total cash consideration received was £177 million.

The cash divested as part of the disposal of the India and Bangladesh Consumer Healthcare entities was £478 million.

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Financial statements
Investor information

Notes to the financial statements continued

40. Acquisitions and disposals continued

The profit on the disposal of the businesses in the year of £2,795 million was calculated as follows:

	Horlicks divestment £m	Other £m	Total £m

Consideration:

Cash consideration receivable including currency forwards and purchase adjustments	492	157	649

Equity investment in Hindustan Unilever Limited	3,124	–	3,124

Total	3,616	157	3,773

Net assets disposed:

Goodwill	142	1	143

Intangible assets	15	103	118

Property, plant and equipment	56	12	68

Inventory	–	6	6

Cash and cash equivalents	478	3	481

Other net (liabilities)/assets	(155)	1	(154)

Total	536	126	662

Costs:

Transaction costs	12	28	40

Derivative	240	–	240

Reclassification of exchange from other comprehensive income	36	–	36

Total	288	28	316

Gain on disposals	2,792	3	2,795

The exposure to share price movements embedded in the agreement to merge GSK’s Indian listed Consumer Healthcare entity with Hindustan Unilever Limited as part of the divestment of Horlicks and other nutrition products in India and a number of other countries was recognised as a derivative between signing of the agreement in 2018 and completion of the transaction in 2020. £240 million is recorded as a cost in the table above for the derecognition of the derivative asset. This largely reflects fair value gains recognised in the Income Statement in prior periods.

Associates and joint ventures
During the year, GSK made investments into associates of £4 million and £4 million was paid in cash.

Cash flows	Business acquisitions £m	Business disposals £m	Associates and joint ventures investments £m

Cash consideration received/(paid)	–	786	(4)

Net deferred consideration	–	(19)	–

Transaction costs	(6)	(27)	–

Cash and cash equivalents acquired/(divested)	21	(481)	–

Cash inflow/(outflow)	15	259	(4)

GSK Annual Report 2020    209

Notes to the financial statements continued

40. Acquisitions and disposals continued

2019

Business acquisitions

Pfizer consumer healthcare business

The acquisition of Pfizer’s consumer healthcare business completed on 31 July 2019.

GSK and Pfizer have contributed their respective consumer healthcare businesses into a new Consumer Healthcare Joint Venture in a non-cash transaction, whereby GSK has acquired Pfizer’s consumer healthcare business in return for shares in the Joint Venture. GSK has an equity interest of 68% and majority control of the Joint Venture and Pfizer has an equity interest of 32%. As the Group has control over the Consumer Healthcare Joint Venture it is consolidated within the Group’s financial statements. In a number of territories, legal completion of the acquisition has not occurred because of regulatory constraints. However, the Consumer Healthcare Joint Venture obtained control of the majority of these businesses in these territories from 31 July 2019 and has consolidated the net assets of those businesses from that date, but in all cases is entitled to the benefits of the trading of businesses in the delayed territories.

The non-controlling interest in the Consumer Healthcare Joint Venture, calculated applying the proportionate goodwill method, represents Pfizer’s share of the net assets of the Joint Venture, excluding goodwill.

Goodwill of £3.9 billion, which is not expected to be deductible for tax purposes, has been recognised. The goodwill represents the potential for further synergies arising from combining the acquired businesses with GSK’s existing business together with the value of the workforce acquired. Total transaction costs recognised in 2018 and 2019 for the acquisition amounted to £77 million.

Since acquisition on 31 July 2019, sales of £1.2 billion arising from the Pfizer consumer healthcare business have been included in Group turnover. If the business had been acquired at the beginning of the year, it is estimated that Group turnover in 2019 would have been approximately £1.5 billion higher. The business has been integrated into the Group’s existing activities and it is not practicable to identify the impact on the Group profit in the period.

Tesaro Inc.

On 22 January 2019, GSK acquired 100% of Tesaro Inc., an oncology focused biopharmaceutical company, for cash consideration of $5.0 billion (£3.9 billion), in order to strengthen the Group’s pharmaceutical pipeline. Transaction costs amounted to £31 million.

Goodwill of £1.2 billion, none of which is expected to be tax-deductible, has been recognised. The goodwill represents the potential for further synergies arising from combining the acquired businesses with GSK’s existing business together with the value of the workforce acquired. From acquisition on 22 January 2019 to 31 December 2019, sales of £0.2 billion arising from the Tesaro business have been included in Group turnover. The business has been integrated into the Group’s existing activities and it is not practicable to identify the impact on the Group profit in the period.

The fair value of the assets acquired in business combinations, including goodwill, are set out in the table below. Amounts related to the Pfizer consumer healthcare business acquisition are provisional and subject to change.

	Pfizer consumer healthcare business £m	Tesaro £m	Other £m

Net assets acquired:

Intangible assets	12,357	3,092	–

Property, plant and equipment	354	6	–

Right of use assets	39	40	–

Inventory	986	162	–

Trade and other receivables	546	115	35

Other assets including cash and cash equivalents	302	254	16

Trade and other payables	(779)	(282)	(39)

Net deferred tax liabilities	(2,591)	(252)	–

Other liabilities	(99)	(5)	–

Term loan	–	(445)	–

Non-controlling interest	(3,577)	–	–

Goodwill	3,854	1,169	–

Total	11,392	3,854	12

Consideration settled by shares in GSK Consumer Healthcare Joint Venture	11,392	–	–

Cash consideration paid	–	3,854	6

Fair value of investment in joint venture converted into subsidiary	–	–	6

Total consideration	11,392	3,854	12

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Financial statements
Investor information

Notes to the financial statements continued

40. Acquisitions and disposals continued

The non-controlling interest of £3,577 million represents Pfizer’s share of the fair value of the Pfizer consumer healthcare business, excluding goodwill. The total non-controlling interest initially recognised in the Consolidated statement of changes in equity of £6,887 million also includes Pfizer’s share of the book value of GSK Consumer Healthcare.

Business disposals

GSK made a number of business disposals for net cash consideration received in the year of £104 million. The profit on the disposal of the businesses in the year of £201 million was calculated as follows:

	£m	Total £m
Cash consideration receivable net of subsidy payable		106

Net assets disposed:

Goodwill	(4)

Intangible assets	(1)

Property, plant and equipment	(44)

Inventory	(7)

Cash and cash equivalents	(12)

Other net assets	(4)

		(72)

Transaction costs		(27)

Reclassification of exchange from other comprehensive income		75

Non-controlling interest divested		16
		98

Transaction signed but not yet completed - gain on embedded derivative		143

Transaction signed but not yet completed - transaction costs		(40)

Total profit on disposal		201

Transaction signed but not yet completed at 31 December 2019

In December 2018, GSK agreed to divest Horlicks and other Consumer Healthcare nutrition brands to Unilever plc and to form a merger of GlaxoSmithKline Consumer Healthcare Limited with Hindustan Unilever Limited for a total consideration valued at approximately £3.1 billion. GlaxoSmithKline Consumer Healthcare Limited was a public company listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE), in which GSK held a 72.5% stake. Following the merger of GlaxoSmithKline Consumer Healthcare Limited with Hindustan Unilever Limited, a public company listed on the NSE and BSE, GSK would own 133.8 million Hindustan Unilever Limited shares.

The Group entered into forward foreign exchange contracts in relation to the transaction. Contracts with a value of £1.7 billion were designated as a cash flow hedge of part of the foreign exposure arising on the transaction. Further contracts with a value of £0.6 billion were designated as net investment hedges against INR and EUR assets. In addition, the exposure to share price movements in the forward purchase of shares in Hindustan Unilever Limited were recognised as an embedded derivative. The embedded derivative was in an asset position and had a fair value of £240 million at 31 December 2019 (2018 – £100 million).

Associates and joint ventures

During the year, GSK made investments of £27 million into associates and joint ventures of which £11 million was paid in cash.

Cash flows			Associates
			and joint
	Business	Business	venture
	acquisitions	disposals	investments
	£m	£m	£m
Cash consideration (paid)/received	(3,860)	161	(11)

Net deferred consideration received	–	29	–

Transaction costs	(95)	(73)	–

Cash and cash equivalents acquired/divested	384	(13)	–

Cash (outflow)/inflow	(3,571)	104	(11)

GSK Annual Report 2020    211

Notes to the financial statements continued

2018

Business acquisitions

There were no business acquisitions during 2018.

Business disposals

GSK made a number of small business disposals during the year for a net cash consideration of £2 million.

Cash flows		Associates	Associates
		and joint	and joint
	Business	venture	venture
	disposals	investments	disposals
	£m	£m	£m
Cash consideration	2	(10)	3

Net deferred consideration received	24	–	–

Cash inflow/(outflow)	26	(10)	3

41. Adjustments reconciling profit after tax to operating cash flows

	2020 £m	2019 £m	2018 £m
Profit after tax	6,388	5,268	4,046

Tax on profits	580	953	754

Share of after-tax profits of associates and joint ventures	(33)	(74)	(31)

Finance expense net of finance income	848	814	717

Depreciation	1,214	1,231	954

Amortisation of intangible assets	1,137	1,103	902

Impairment and assets written off	781	825	350

Profit on sale of businesses	(2,831)	(201)	(63)

Profit on sale of intangible assets	(426)	(342)	(201)

Profit on sale of investments in associates	–	–	(3)

Profit on sale of equity investments	(69)	(2)	(4)

Gain on Novartis Consumer Healthcare Joint Venture put option hedging	–	–	(513)

Business acquisition costs	–	59	47

Changes in working capital:

Decrease in inventories	119	300	51

Increase in trade receivables	(224)	(32)	(429)

Increase in trade payables	225	263	131

(Increase)/decrease in other receivables	(159)	(160)	18

Contingent consideration paid (see Note 32)	(765)	(780)	(984)

Other non-cash increase in contingent consideration liabilities	1,275	83	1,250

Increase in other payables	818	89	2,362

Increase/(decrease) in pension and other provisions	400	(188)	102

Share-based incentive plans	381	365	360

Fair value adjustments	464	19	(7)

Other	(27)	(61)	(62)
	3,708	4,264	5,701

Cash generated from operations	10,096	9,532	9,747

212    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

42. Reconciliation of net cash flow to movement in net debt

					2020 £m	2019 £m	2018 £m
Net debt, as previously reported					(25,215)	(21,621)	(13,178)

Implementation of IFRS 16					–	(1,303)	–

Net debt at beginning of year, as adjusted					(25,215)	(22,924)	(13,178)

Increase in cash and bank overdrafts					470	826	479

Increase/(decrease) in liquid investments					1	(1)	–

Increase in long-term loans					(3,298)	(4,794)	(10,138)

Repayment of short-term Notes					3,738	4,160	2,067

Repayment of/(increase in) other short-term loans					3,567	(3,095)	(81)

Repayment of lease liabilities					227	214	28

Debt of subsidiary undertakings acquired					–	(524)	–

Exchange adjustments					(135)	1,015	(776)

Other non-cash movements					(135)	(92)	(22)
Movement in net debt					4,435	(2,291)	(8,443)

Net debt at end of year					(20,780)	(25,215)	(21,621)

Analysis of changes in net debt	At 1 January 2020 £m	Exchange £m	Other £m	Profit and loss £m	Reclass- ifications £m	Cash flow £m	At 31 December 2020 £m

Liquid investments	79	–	–	–	–	(1)	78

Cash and cash equivalents	4,707	(44)	–	–	–	1,629	6,292

Cash and cash equivalents – AHFS	507	–	–	–	–	(507)	–

Overdrafts	(383)	5	–	–	–	(652)	(1,030)

	4,831	(39)	–	–	–	470	5,262

Debt due within one year:

Commercial paper	(3,586)	(50)	–	–	–	3,619	(17)

European/US Medium Term Notes and bank facilities	(2,658)	38	–	–	(3,468)	3,738	(2,350)

Lease liabilities	(240)	(4)	16	–	(229)	227	(230)

Other	(51)	12	(7)	–	–	(52)	(98)

	(6,535)	(4)	9	–	(3,697)	7,532	(2,695)

Debt due after one year:

European/US Medium Term Notes and bank facilities	(22,580)	(104)	(4)	(20)	3,468	(3,298)	(22,538)

Lease liabilities	(1,010)	19	(125)	–	229	–	(887)

	(23,590)	(85)	(129)	(20)	3,697	(3,298)	(23,425)

Net debt	(25,215)	(128)	(120)	(20)	–	4,703	(20,780)

Analysis of changes in liabilities from financing activities
Debt due within one year	(6,535)	(4)	9	–	(3,697)	7,532	(2,695)

Debt due after one year	(23,590)	(85)	(129)	(20)	3,697	(3,298)	(23,425)

Derivative financial instruments	335	–	(643)	353	–	(119)	(74)

Other financing items	–	–	357	(357)	–	–	–

Interest payable	(244)	1	–	(868)	–	864	(247)

Total liabilities from financing activities	(30,034)	(88)	(406)	(892)	–	4,979	(26,441)

	At 1 January 2019 £m	IFRS 16 Implement- ation £m	Exchange £m	Debt acquired £m	Other £m	Profit and loss £m	Reclass- ifications £m	Cash flow £m	At 31 December 2019 £m
2019 Analysis of changes in liabilities from financing activities
Debt due within one year	(5,521)	(229)	348	(464)	(1)	–	(1,758)	1,090	(6,535)

Debt due after one year	(20,271)	(1,074)	755	(60)	(104)	(27)	1,758	(4,567)	(23,590)

Derivative financial instruments	129	–	(1)	–	188	21	–	(2)	335

Other financing items	–	–	(189)	–	–	–	–	189	–

Interest payable	(239)	–	1	–	(3)	(898)	–	895	(244)

Total liabilities from financing activities	(25,902)	(1,303)	914	(524)	80	(904)	–	(2,395)	(30,034)

For further information on significant changes in net debt see Note 29, ‘Net debt’.

GSK Annual Report 2020    213

Notes to the financial statements continued

43. Financial instruments and related disclosures

The objective of GSK’s Treasury activity is to minimise the post-tax net cost of financial operations and reduce its volatility to benefit earnings and cash flows. GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise of foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for Group purposes as well as interest rate swaps which are used to manage exposure to financial risks from changes in interest rates. These financial instruments reduce the uncertainty of foreign currency transactions and interest payments.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

GSK’s financial strategy supports the Group’s strategic priorities and is regularly reviewed by the Board. GSK manages the capital structure of the Group through an appropriate mix of debt and equity.

The capital structure of the Group consists of net debt of £20.8 billion (see Note 29, ‘Net debt’) and total equity, including items related to non-controlling interests, of £20.8 billion (see ‘Consolidated statement of changes in equity’ on page 156). Total capital, including that provided by non-controlling interests, is £41.6 billion.

The Group continues to manage its financial policies to a credit profile that particularly targets short-term credit ratings of A-1 and P-1 while maintaining single A long-term ratings consistent with those targets. The Group’s long-term credit rating with Standard and Poor’s is A (stable outlook) and with Moody’s Investor Services (‘Moody’s’) it is A2 (negative outlook). The Group’s short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

Liquidity risk management

GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. The strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets.

At 31 December 2020, GSK had £3.7 billion of borrowings repayable within one year and held £6.4 billion of cash and cash equivalents and liquid investments of which £5.4 billion was held centrally. GSK has access to short-term finance under a $10 billion (£7.3 billion) US commercial paper programme; $25 million (£17 million) was in issue at 31 December 2020 (2019 – $4.8 billion (£3.6 billion)). GSK has access to short-term finance under a £5 billion Euro commercial paper programme newly established in 2020; £nil was in issue at 31 December 2020.

GSK has a £1.9 billion three-year committed facility and a $2.5 billion (£1.8 billion) 364-day committed facility. The three year committed facility was agreed in September 2019 and was extended by one year to 2023 in September 2020. The 364-day committed facility was agreed in September 2020.

These facilities were undrawn at 31 December 2020. GSK considers this level of committed facilities to be adequate, given current liquidity requirements.

Repayment of additional bank facilities agreed in 2018 to support transactions was completed and none remain active at

31 December 2020. In June 2018, £3.5 billion was drawn to support the acquisition from Novartis of the remaining stake in the Consumer Healthcare Joint Venture. £2.5 billion was repaid in November 2019, and £1.0 billion was repaid in May 2020.

GSK has a £20.0 billion Euro Medium Term Note programme and at 31 December 2020, £12.7 billion of notes were in issue under this programme. The Group also had $16.7 billion (£12.2 billion) of notes in issue at 31 December 2020 under a US shelf registration. GSK’s borrowings mature at dates between 2021 and 2045.

The put option owned by Pfizer in ViiV Healthcare is exercisable. In reviewing liquidity requirements GSK considers that sufficient financing options are available should the put option be exercised.

Market risk

Interest rate risk management

The objective of GSK’s Treasury activity is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating rates over time.

The Group’s main interest rate risk arises from borrowings and investments with floating rates and refinancing of maturing fixed rate debt where any changes in interest rates will affect future cash flows or the fair values of financial instruments. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.

The majority of debt is issued at fixed interest rates and changes in the floating rates of interest do not significantly affect the Group’s net interest charge. This includes some borrowings for which interest rate swaps are in place which removes the impact of the associated periodic repricing. Short-term borrowings including bank facilities are exposed to the risk of future changes in market interest rate as are the majority of cash and liquid investments.

Interest rate benchmark reform

‘Interest rate benchmark reform – Amendments to IFRS 9, IAS 39 and IFRS 7’ was issued by the IASB in September 2019. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms.

At 31 December 2020, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives that referenced LIBOR and matured after the end of 2021 and all floating rate bonds were due to mature before the end of 2021.

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (€STR) respectively. The FCA has made it clear that, at the end of 2021, it will no longer seek to persuade, or compel, banks to submit to LIBOR. The only exception to this is USD LIBOR, where the Intercontinental Exchange (ICE) Benchmark Administration (IBA), the FCA-regulated and authorised administrator of LIBOR, has announced that it will consult on its intention to cease US$ LIBOR. IBA intends that, subject to confirmation following its consultation, one week and two month US$ LIBOR settings will cease at the end of 2021, and that the US$ LIBOR panel will cease at the end of June 2023.

The Group is undertaking an interest rate benchmark transition programme to identify potential exposures within the business and deliver a smooth transition to appropriate alternative benchmark rates.

Foreign exchange risk management

The Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Foreign currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal trading transactions are matched centrally and inter-company payment terms are managed to reduce foreign currency risk. Where possible, GSK manages the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.

In order to reduce foreign currency translation exposure, the Group seeks to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US Dollars, Euros and Sterling. Borrowings can be swapped into other currencies as required.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas assets (see ‘Net investment hedges’ section of this note for further details).

Credit risk

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group and arises on cash and cash equivalents and favourable derivative financial instruments held with banks and financial institutions as well as credit exposures to wholesale and retail customers, including outstanding receivables.

The Group considers its maximum credit risk at 31 December 2020 to be £12,572 million (31 December 2019 – £12,248 million) which is the total of the Group’s financial assets with the exception of ’Other investments’ (comprising equity investments) which bear equity risk rather than credit risk. See page 218 for details on the Group’s total financial assets. At 31 December 2020, GSK’s greatest concentration of credit risk was £1.4 billion with Legal and General Investment Management Class 4 GBP liquidity fund (AAA/Aaa) (2019 – £0.9 billion with Legal and General Investment Management Class 4 GBP liquidity fund (AAA/Aaa)).

There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the loss allowance for financial assets at amortised cost since the adoption of IFRS 9 at the start of the 2018 reporting period.

Treasury-related credit risk

GSK sets global counterparty limits for each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Usage of these limits is actively monitored.

GSK actively manages its exposure to credit risk, reducing surplus cash balances wherever possible. This is part of GSK’s strategy to regionalise cash management and to concentrate cash centrally as much as possible. The table below sets out the credit exposure to counterparties by rating for liquid investments, cash and cash equivalents and derivatives.

The gross asset position on each derivative contract is considered for the purpose of this table, although, under ISDA agreements, the amount at risk is the net position with each counterparty. Table (e) on page 226 sets out the Group’s financial assets and liabilities on an offset basis.

At 31 December 2020, £47 million of cash is categorised as held with unrated or sub-investment grade rated counterparties (lower than BBB-/Baa3) of which £1 million is cash in transit. The remaining exposure is concentrated in overseas banks used for local cash management or investment purposes, including: £20 million in Nigeria held with United Bank for Africa, Zenith Bank and Stanbic IBTC Bank; £12 million with Halk Bank in the UK; £1 million with BTV in Austria; £1 million with Banco Itau in Brazil; £1 million with Banco de la Nacion in Panama; £1 million with Hatton National Bank in Sri Lanka; £1 million with Hua Nan Bank in Taiwan and £1 million with Banco Popular in Puerto Rico. Of the £368 million of bank balances and deposits held with BBB/Baa rated counterparties, £34 million was held with BBB-/Baa3 rated counterparties, including balances or deposits of £33 million with HDFC Bank in India and £1 million with State Bank of India. These banks are used for local investment purposes.

GSK measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12 month default rates. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and no such loss has been experienced during 2020.

GSK Annual Report 2020    215

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Credit ratings are assigned by Standard and Poor’s and Moody’s respectively. Where the opinions of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of Standard and Poor’s or Moody’s using published conversion tables. These credit ratings form the basis of the assessment of the expected credit loss on Treasury-related balances held at amortised cost being bank balances and deposits and Government securities.

2020	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	10	2,575	368	47	3,000

US Treasury and Treasury repo only money market funds	317	–	–	–	–	317

Liquidity funds	2,975	–	–	–	–	2,975

Government securities	–	77	–	1	–	78

3rd party financial derivatives	–	–	134	12	–	146

Total	3,292	87	2,709	381	47	6,516

2019	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	538	1,906	605	23	3,072

US Treasury and Treasury repo only money market funds	102	–	–	–	–	102

Liquidity funds	2,040	–	–	–	–	2,040

Government securities	–	78	–	1	–	79

3rd party financial derivatives	–	35	225	10	–	270

Total	2,142	651	2,131	616	23	5,563

GSK’s centrally managed cash reserves amounted to £5.4 billion at 31 December 2020, all available within three months. This includes £1.4 billion of cash managed by the Group for ViiV Healthcare, a 78.3% owned subsidiary and £0.8 billion of cash managed by the Group for GSK Consumer Healthcare, a 68% owned subsidiary. The Group has invested centrally managed liquid assets in bank deposits, Aaa/AAA rated US Treasury and Treasury repo only money market funds and Aaa/AAA rated liquidity funds.

Wholesale and retail credit risk

Outside the US, no customer accounts for more than 5% of the Group’s trade receivables balance.

In the US, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 79% (2019 – 78%) of the sales of the US Pharmaceuticals and Vaccines businesses in 2020. At 31 December 2020, the Group had trade receivables due from these three wholesalers totalling £2,362 million (2019 – £2,079 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.

The Group’s credit risk monitoring activities relating to these wholesalers include a review of their quarterly financial information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits.

All new customers are subject to a credit vetting process and existing customers will be subject to a review at least annually. The vetting process and subsequent reviews involve obtaining information including the customer’s status as a government or private sector entity, audited financial statements, credit bureau reports, debt rating agency (e.g. Moody’s, Standard & Poor’s) reports, payment performance history (from trade references, industry credit groups) and bank references.

Trade receivables consist of amounts due from a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, credit insurance is purchased or factoring arrangements put in place.

The amount of information obtained is proportional to the level of exposure being considered. The information is evaluated quantitatively (i.e. credit score) and qualitatively (i.e. judgement) in conjunction with the customer’s credit requirements to determine a credit limit.

Trade receivables are grouped into customer segments that have similar loss patterns to assess credit risk while other receivables and other financial assets are assessed individually. Historical and forward-looking information is considered to determine the appropriate expected credit loss allowance. The Group believes there is no further credit risk provision required in excess of the allowance for expected credit losses (see Note 25, ‘Trade and other receivables’).

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Credit enhancements

The Group uses credit enhancements including factoring and credit insurance to minimise the credit risk of the trade receivables in the Group. At 31 December 2020, £386 million (2019 – £250 million) of trade receivables were insured in order to protect the receivables from loss due to credit risks such as default, insolvency and bankruptcy.

Each Group entity assesses the credit risk of its private customers to determine if credit insurance is required.

Factoring arrangements are managed locally by entities and are used to mitigate risk arising from large credit risk concentrations. All factoring arrangements are non-recourse.

Fair value of financial assets and liabilities excluding lease liabilities

The table on page ▪ presents the carrying amounts and the fair values of the Group’s financial assets and liabilities excluding lease liabilities at 31 December 2020 and 31 December 2019.

The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following methods and assumptions are used to measure the fair values of significant financial instruments carried at fair value on the balance sheet:

–	Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

–	Trade receivables carried at fair value – based on invoiced amount

–	Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market sourced data (exchange rates or interest rates) at the balance sheet date

–	Cash and cash equivalents carried at fair value – based on net asset value of the funds

–	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows.

The following methods and assumptions are used to estimate the fair values of significant financial instruments which are not measured at fair value on the balance sheet:

–	Company-owned life insurance policies – based on cash surrender value

–	Receivables and payables, including put options, carried at amortised cost – approximates to the carrying amount

–	Liquid investments – approximates to the carrying amount

–	Cash and cash equivalents carried at amortised cost – approximates to the carrying amount

–	Long-term loans – based on quoted market prices (a level 1 fair value measurement) in the case of European and US Medium Term Notes; approximates to the carrying amount in the case of other fixed rate borrowings and floating rate bank loans

–	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments.

GSK Annual Report 2020    217

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

			2020		2019

	Notes	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets measured at amortised cost:

Other non-current assets	b	37	37	76	76

Trade and other receivables	b	3,990	3,990	4,533	4,533

Liquid investments		78	78	79	79

Cash and cash equivalents		3,000	3,000	3,072	3,072

Other items in Assets held for sale	b	–	–	69	69

Financial assets measured at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	a	2,939	2,939	1,781	1,781

Trade and other receivables	a,b	1,942	1,942	1,665	1,665

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	a	121	121	56	56

Other non-current assets	a,b	30	30	44	44

Trade and other receivables	a,b	46	46	44	44

Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	68	68	357	357

Cash and cash equivalents	a	3,292	3,292	2,142	2,142

Derivatives designated and effective as hedging instruments (fair value movements through Other comprehensive income)	a,d,e	89	89	167	167

Total financial assets		15,632	15,632	14,085	14,085

Financial liabilities measured at amortised cost:

Borrowings excluding obligations under lease liabilities:

– bonds in a designated hedging relationship	d	(7,681)	(8,171)	(8,636)	(9,085)

– other bonds		(17,205)	(21,966)	(15,582)	(19,048)

– bank loans and overdrafts		(1,110)	(1,110)	(416)	(416)

– commercial paper		(17)	(17)	(3,586)	(3,586)

– other borrowings		(20)	(20)	(1,038)	(1,038)
Total borrowings excluding lease liabilities	f	(26,033)	(31,284)	(29,258)	(33,173)

Trade and other payables	c	(14,977)	(14,977)	(14,177)	(14,177)

Other provisions	c	(232)	(232)	(94)	(94)

Other non-current liabilities	c	(72)	(72)	(84)	(84)

Other items in Assets held for sale	c	–	–	(126)	(126)

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	a,c	(5,869)	(5,869)	(5,479)	(5,479)

Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	(200)	(200)	(141)	(141)

Derivatives designated and effective as hedging instruments (fair value movements through Other comprehensive income)	a,d,e	(31)	(31)	(48)	(48)
Total financial liabilities excluding lease liabilities		(47,414)	(52,665)	(49,407)	(53,322)

Net financial assets and financial liabilities excluding lease liabilities		(31,782)	(37,033)	(35,322)	(39,237)

The valuation methodology used to measure fair value in the above table is described and categorised on page 217.

Trade and other receivables, Other non-current assets, Trade and other payables, Other provisions, Other non-current liabilities, Contingent consideration liabilities and Other items in Assets held for sale are reconciled to the relevant Notes on pages 220 and 221.

At 31 December 2019, Cash and cash equivalents in the table above included £507 million reported in Assets held for sale (see Note 27, ‘Assets held for sale’).

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Financial statements
Investor information

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Fair value of investments in GSK shares

At 31 December 2020, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying value of £195 million (2019 – £135 million) and a market value of £657 million (2019 – £647 million) based on quoted market price. The shares are held by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. In 2020, the carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31 December 2020, GSK held Treasury shares at a cost of £4,969 million (2019 – £5,505 million) which has been deducted from retained earnings.

(a) Financial instruments held at fair value

The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 31 December 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value

Financial assets measured at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	2,281	–	658	2,939

Trade and other receivables	–	1,942	–	1,942

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	–	–	121	121

Other non-current assets	–	–	30	30

Trade and other receivables	–	46	–	46

Held for trading derivatives that are not in a designated and effective hedging relationship	–	63	5	68

Cash and cash equivalents	3,292	–	–	3,292

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	89	–	89

	5,573	2,140	814	8,527

Financial liabilities at fair value

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	–	–	(5,869)	(5,869)

Held for trading derivatives that are not in a designated and effective hedging relationship	–	(191)	(9)	(200)

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	(31)	–	(31)

	–	(222)	(5,878)	(6,100)

At 31 December 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value

Financial assets measured at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	1,128	–	653	1,781

Trade and other receivables	–	1,665	–	1,665

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	–	–	56	56

Other non-current assets	–	–	44	44

Trade and other receivables	–	44	–	44

Held for trading derivatives that are not in a designated and effective hedging relationship	–	353	4	357

Cash and cash equivalents	2,142	–	–	2,142

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	167	–	167

	3,270	2,229	757	6,256

Financial liabilities at fair value

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	–	–	(5,479)	(5,479)

Held for trading derivatives that are not in a designated and effective hedging relationship	–	(141)	–	(141)

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	(48)	–	(48)

	–	(189)	(5,479)	(5,668)

GSK Annual Report 2020    219

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

	2020 £m	2019 £m
At 1 January	(4,722)	(5,532)

Net losses recognised in the income statement	(1,269)	(103)

Net gains recognised in other comprehensive income	160	31

Settlement of contingent consideration liabilities	885	893

Settlement of contingent consideration receivables	–	(42)

Additions	126	241

Disposals and settlements	(172)	(33)

Transfers from Level 3	(72)	(174)

Other movements	–	(3)

At 31 December	(5,064)	(4,722)

Net losses of £1,269 million (2019 – £103 million) attributable to Level 3 financial instruments which were recognised in the income statement included net losses of £1,269 million (2019 – £97 million) in respect of financial instruments which were held at the end of the year. Losses of £1,269 million (2019 – £105 million) were reported in Other operating income and gains of £nil (2019 – £2 million) were reported in Finance income. Charges of £1,114 million (2019 – £31 million) arose from remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture and £161 million (2019 – £67 million) arose from remeasurement of the contingent consideration payable for the acquisition of the Novartis Vaccines business. Net gains of £160 million (2019 – £31 million) attributable to Level 3 financial instruments reported in Other comprehensive income as Fair value movements on equity investments included net gains of £144 million (2019 – net gains of £38 million) in respect of financial instruments held at the end of the year, of which net gains of £39 million (2019 – net gains of £174 million) arose prior to transfer from Level 3 on equity investments which transferred to a Level 1 valuation methodology as a result of listing on a recognised stock exchange during the year. Net gains and losses include the impact of exchange movements.

Financial liabilities measured using Level 3 valuation methods at 31 December included £5,359 million (2019 – £5,103 million) in respect of contingent consideration payable for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products and movements in certain foreign currencies. They also included £477 million (2019 – £339 million) in respect of contingent consideration for the acquisition in 2015 of the Novartis Vaccines business. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. Sensitivity analysis on these balances is provided in Note 32, ‘Contingent consideration liabilities’.

(b) Trade and other receivables, Other non-current assets and other items in Assets held for sale in scope of IFRS 9

The following table reconciles financial instruments within Trade and other receivables, Other non-current assets and other items in Assets held for sale which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Non-financial instruments include tax receivables, pension surplus balances and prepayments, which are outside the scope of IFRS 9.

	2020						2019

	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other receivables (Note 25)	46	1,942	3,990	5,978	974	6,952	44	1,665	4,533	6,242	960	7,202

Other non-current assets (Note 23)	30	–	37	67	974	1,041	44	–	76	120	900	1,020

Other items in Assets held for sale (Note 27)	–	–	–	–	–	–	–	–	69	69	22	91

	76	1,942	4,027	6,045	1,948	7,993	88	1,665	4,678	6,431	1,882	8,313

Trade and other receivables include trade receivables of £5,549 million (2019 – £5,487 million). The Group has portfolios in each of the three business models under IFRS 9 due to factoring arrangements in place: £46 million (2019 – £44 million) is held to sell the contractual cash flows and is measured at FVTPL, £1,942 million (2019 – £1,665 million) is held to either collect or sell the contractual cash flows and is measured at FVTOCI and £3,561 million (2019 – £3,778 million) is held to collect the contractual cash flows and is measured at amortised cost. At 31 December 2019, Other items in Assets held for sale included £44 million of trade receivables measured at amortised cost.

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

(c) Trade and other payables, Other provisions, Other non-current liabilities, Contingent consideration liabilities and other items in Assets held for sale in scope of IFRS 9

The following table reconciles financial instruments within Trade and other payables, Other provisions, Other non-current liabilities, Contingent consideration liabilities and other items in Assets held for sale which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Accrued wages and salaries are included within financial liabilities. Non-financial instruments include payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IFRS 9.

	2020					2019

	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other payables (Note 28)	–	(14,977)	(14,977)	(863)	(15,840)	–	(14,177)	(14,177)	(762)	(14,939)

Other provisions (Note 31)	–	(232)	(232)	(1,527)	(1,759)	–	(94)	(94)	(1,197)	(1,291)

Other non-current liabilities (Note 33)	–	(72)	(72)	(731)	(803)	–	(84)	(84)	(760)	(844)

Contingent consideration liabilities (Note 32)	(5,869)	–	(5,869)	–	(5,869)	(5,479)	–	(5,479)	–	(5,479)

Other items in Assets held for sale (Note 27)	–	–	–	–	–	–	(126)	(126)	(87)	(213)

	(5,869)	(15,281)	(21,150)	(3,121)	(24,271)	(5,479)	(14,481)	(19,960)	(2,806)	(22,766)

(d) Derivative financial instruments and hedging programmes

Derivatives are only used for economic hedging purposes and not as speculative investments and are classified as ‘held for trading’, other than designated and effective hedging instruments, and are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period, otherwise they are classified as non-current. The Group has the following derivative financial instruments:

		2020 Fair value		2019 Fair value

	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Non-current

Cash flow hedges – Interest rate swap contracts (principal amount – £nil (2019 – £850 million))	–	–	1	–

Net investment hedges – Cross currency swaps (principal amount – £nil (2019 – £1,514 million))	–	–	98	–

Current

Cash flow hedges – Interest rate swap contracts (principal amount – £899 million (2019 – £637 million))	–	(1)	–	(1)

Net investment hedges – Cross currency swaps (principal amount – £549 million (2019 – £nil))	–	(18)	–	–

Cash flow hedges – Foreign exchange contracts (principal amount – £24 million (2019 – £1,746 million))	–	–	24	(17)

Net investment hedges – Foreign exchange contracts (principal amount – £11,193 million (2019 – £9,376 million))	89	(12)	44	(30)

Derivatives designated and effective as hedging instruments	89	(31)	167	(48)
Non-current

Embedded and other derivatives	5	(10)	4	(1)

Current

Foreign exchange contracts (principal amount – £13,563 million (2019 – £18,856 million))	57	(190)	103	(140)

Embedded and other derivatives	6	–	250	–

Derivatives classified as held for trading	68	(200)	357	(141)

Total derivative instruments	157	(231)	524	(189)

Fair value hedges

At 31 December 2020 and 31 December 2019, the Group had no designated fair value hedges.

GSK Annual Report 2020    221

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Net investment hedges

At 31 December 2020, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro), Singaporean (SGD) and Japanese (JPY) foreign operations as shown in the table above.

The carrying value of bonds on page 218 included £7,681 million (2019 – £8,636 million) that were designated as hedging instruments in net investment hedges.

Cash flow hedges

During 2018, 2019 and 2020, the Group entered into forward foreign exchange contracts which have been designated as cash flow hedges. These were entered into to hedge the foreign exchange exposure arising on cash flows from Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term Note programme, on the buyout of Novartis’ non-controlling interest in the Consumer Healthcare Joint Venture in 2018, on the divestment of Horlicks and other nutrition brands which took place in 2020 and on refinancing existing debt maturities.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. In addition, the Group carries a balance in reserves that arose from pre-hedging fluctuations in long-term interest rates when pricing bonds issued in prior years and in the current year. The balance is reclassified to finance costs over the life of these bonds.

Foreign exchange risk

In the current year, the Group has designated certain foreign exchange forward contracts and swaps as cash flow and net investment hedges. Foreign exchange derivative financial assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet. The following tables detail the foreign exchange forward contracts and swaps outstanding at the end of the reporting period, as well as information on the related hedged items. The notional value of foreign exchange forward contracts and swaps is the absolute total of outstanding positions at the balance sheet date.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.

The main source of hedge ineffectiveness in these hedging relationships is the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange forward contracts and swaps, which is not reflected in the fair value of the hedged item attributable to changes in foreign exchange rates and ineffectiveness on rolling the cash flow hedges of the divestments mentioned above. No other sources of ineffectiveness emerged from these hedging relationships. Ineffectiveness to be recorded from cash flow hedges amounted to a gain of £7 million in 2020 (2019 – loss of £7 million). No ineffectiveness was recorded from net investment hedges (2019 – £nil).

Included in the table below under ‘Borrowings’ are bonds with notional value of US$750 million that have been swapped to fixed interest rate EUR debt with a cross currency interest rate swap.

	2020

Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m
Cash flow hedges

Foreign exchange contracts Buy foreign currency:

3 to 6 months	1.12	EUR	24	0.1

			24	0.1

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

	2020

Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m
Net investment hedges

Foreign exchange contracts

Sell foreign currency:

Less than 3 months	1.10	EUR	9,663	60

Less than 3 months	1.79	SGD	1,387	13

Less than 3 months	139.41	JPY	143	4

Borrowings (including cross currency interest rate swaps):

3 to 6 months		EUR	549	(550)

Over 6 months		EUR	7,117	(7,131)

			18,859	(7,604)

	2020

Hedged items	Periodic change in value for calculating hedge ineffectiveness £m		Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m
Cash flow hedges

Variability in cash flows from a highly probable forecast transaction		–		–

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued		–		–

Net investment hedges

Net investment in foreign operations		903		(1,983)

There are no balances in the cash flow hedge reserve arising from hedging relationships for which hedge accounting is no longer applied.

	2019

Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m
Cash flow hedges

Foreign exchange contracts

Buy foreign currency:

3 to 6 months	1.14	EUR	47	(1)

Over 6 months	1.15	EUR	23	–

Sell foreign currency:

Less than 3 months	93.85	INR/GBP	999	5

Less than 3 months	52.82	INR/SGD	677	3

			1,746	7
Net investment hedges

Foreign exchange contracts

Sell foreign currency:

Less than 3 months	1.18	EUR	8,250	2

Less than 3 months	1.77	SGD	471	3

Less than 3 months	92.23	INR	239	6

Less than 3 months	142.26	JPY	416	3

Borrowings (including cross currency interest rate swaps):

3 to 6 months		EUR	638	(638)

Over 6 months		EUR	7,914	(7,998)

			17,928	(8,622)

GSK Annual Report 2020    223

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

		2019

Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m
Cash flow hedges
Variability in cash flows from a highly probable forecast transaction	(7)	(42)
Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	(1)	1

Net investment hedges
Net investment in European foreign operations	(987)	(1,080)

There are no balances in the cash flow hedge reserve arising from hedging relationships for which hedge accounting is no longer applied.

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

						2020
				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness gains/(losses) recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges

Variability in cash flows from a highly probable forecast transaction	(15)	7	Other operating income/ (expense)	–	51	Other operating income/ (expense)

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	–	–	Finance income/ (expense)	–	–	Finance income/ (expense)
Net investment hedges

Net investment in foreign operations	(903)	–	Finance income/ (expense)	–	–	Finance income/ (expense)

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

						2019
				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness gains/(losses) recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges

Variability in cash flows from a highly probable forecast transaction	–	(7)	Other operating income/ (expense)	–	–	Other operating income/ (expense)

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	1	–	Finance income/ (expense)	–	–	Finance income/ (expense)
Net investment hedges

Net investment in foreign operations	987	–	Finance income/ (expense)	–	–	Finance income/ (expense)

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Notes to the financial statements continued

43. Financial instruments and related disclosures continued

Interest rate risk

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps, where at quarterly intervals the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged.

The interest rate swap contracts, exchanging floating rate interest for fixed interest, have been designated as cash flow hedges to hedge the variability of the interest cash flows associated with floating rate debt relating to notes issued under the Group’s European Medium Term Note programme. The interest rate swaps and the interest payments on the loan occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments affect profit or loss.

The critical terms of the interest rate swap contracts and their corresponding hedged items are the same. A qualitative assessment of effectiveness is performed and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in opposite directions in response to movements in the underlying interest rates. The main sources of ineffectiveness in these hedge relationships are the effects of the Group’s own credit risk on the fair value of the interest rate swap contracts, which are not reflected in the fair value of the hedged item attributable to the change in interest rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables provide information regarding interest rate swap contracts outstanding and the related hedged items at 31 December 2020 and 31 December 2019. Interest rate swap contract assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet.

				2020

Hedging instruments	Average contracted fixed rate %	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Fair value assets/ (liabilities) £m
Less than 1 year	0.17	1,449	3	(19)

1 to 2 years	–	–	–	–

				2020

Hedged items			Change in value used for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve for continuing hedges £m
Variable rate borrowings			(3)	1

				2019

Hedging instruments	Average contracted fixed rate %	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Fair value assets/ (liabilities) £m
Less than 1 year	0.11	637	–	(1)

1 to 2 years	0.13	1,418	(6)	33

				2019

Hedged items			Change in value used for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve for continuing hedges £m
Variable rate borrowings			6	4

GSK Annual Report 2020    225

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

						2020

				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges

Variability in cash flows	3	–	Finance income/ (expense)	–	–	Finance income/ (expense)

Pre-hedging of long-term interest rates	(7)	–	Finance income/ (expense)	–	3	Finance income/ (expense)

						2019

				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges

Variability in cash flows	(7)	–	Finance income/ (expense)	–	(2)	Finance income/ (expense)

Pre-hedging of long-term interest rates	(12)	–	Finance income/ (expense)	–	3	Finance income/ (expense)

(e) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. There are also arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be offset in certain circumstances, such as bankruptcy or the termination of a contract.

The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2020 and 31 December 2019. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all offset rights were exercised.

At 31 December 2020	Gross financial assets/ (liabilities) £m	Financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) £m	Related amounts not offset £m	Net amount £m
Financial assets

Trade and other receivables	5,997	(19)	5,978	(28)	5,950

Derivative financial instruments	157	–	157	(142)	15

Financial liabilities

Trade and other payables	(14,996)	19	(14,977)	28	(14,949)

Derivative financial instruments	(231)	–	(231)	142	(89)

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43. Financial instruments and related disclosures continued

At 31 December 2019	Gross financial assets/ (liabilities) £m	Financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) £m	Related amounts not offset £m	Net balance £m
Financial assets

Trade and other receivables	6,246	(4)	6,242	(62)	6,180

Derivative financial instruments	524	–	524	(131)	393

Financial liabilities

Trade and other payables	(14,181)	4	(14,177)	62	(14,115)

Derivative financial instruments	(189)	–	(189)	131	(58)

Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party. As there is presently not a legally enforceable right of offset, these amounts have not been offset in the balance sheet, but have been presented separately in the table above.

(f) Debt interest rate repricing table

The following table sets out the exposure of the Group to interest rates on debt, including commercial paper. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than lease liabilities.

	2020	2019
	Total debt £m	Total £m
Floating and fixed rate debt less than one year	(3,495)	(6,678)

Between one and two years	(2,561)	(3,235)

Between two and three years	(4,061)	(2,643)

Between three and four years	(1,622)	(2,308)

Between four and five years	(1,398)	(1,595)

Between five and ten years	(5,981)	(5,904)

Greater than ten years	(6,915)	(6,895)
Total	(26,033)	(29,258)
Original issuance profile:

Fixed rate interest	(23,002)	(21,763)

Floating rate interest	(3,031)	(7,495)
	(26,033)	(29,258)

GSK Annual Report 2020    227

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

(g) Sensitivity analysis

The tables below illustrate the estimated impact on the income statement and equity as a result of hypothetical market movements in foreign exchange and interest rates in relation to the Group’s financial instruments. The range of variables chosen for the sensitivity analysis reflects management’s view of changes which are reasonably possible over a one-year period.

Foreign exchange sensitivity

The Group operates internationally and is primarily exposed to foreign exchange risk in relation to Sterling against movements in US Dollar, Euro and Japanese Yen. Foreign exchange risk arises from the translation of financial assets and liabilities which are not in the functional currency of the entity that holds them. Based on the Group’s net financial assets and liabilities as at 31 December, a weakening and strengthening of Sterling against these currencies, with all other variables held constant, is illustrated in the tables below. The tables exclude financial instruments that expose the Group to foreign exchange risk where this risk is fully hedged with another financial instrument.

	2020	2019
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent appreciation of the US Dollar	20	3

10 cent appreciation of the Euro	(25)	(29)

10 yen appreciation of the Yen	(1)	–

	2020	2019
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent depreciation of the US Dollar	(17)	(3)

10 cent depreciation of the Euro	21	25

10 yen depreciation of the Yen	1	–

The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative financial instruments hedging the Group’s net investments in its European (Euro) foreign operations and cash flow hedges of its foreign exchange exposure arising on Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term Note programme.

	2020	2019

Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent appreciation of the Euro	(1,711)	(1,561)

	2020	2019

Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent depreciation of the Euro	1,429	1,316

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43. Financial instruments and related disclosures continued

The tables below present the Group’s sensitivity to a weakening and strengthening of Sterling against the relevant currency based on the composition of net debt as shown in Note 29 adjusted for the effects of foreign exchange derivatives that are not part of net debt but affect future foreign currency cash flows.

	2020	2019

Impact of foreign exchange movements on net debt	(Increase)/decrease in net debt £m	(Increase)/decrease in net debt £m
10 cent appreciation of the US Dollar	(782)	(1,051)

10 cent appreciation of the Euro	286	74

10 yen appreciation of the Yen	23	(5)

	2020	2019

Impact of foreign exchange movements on net debt	(Increase)/decrease in net debt £m	(Increase)/decrease in net debt £m
10 cent depreciation of the US Dollar	675	903

10 cent depreciation of the Euro	(239)	(63)

10 yen depreciation of the Yen	(20)	5

Interest rate sensitivity

The Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments.

The majority of debt is issued at fixed interest rates and changes in the floating rates of interest do not significantly affect the Group’s net interest charge, although the majority of cash and liquid investments earn floating rates of interest.

The table below hypothetically shows the Group’s sensitivity to changes in interest rates in relation to Sterling, US Dollar and Euro floating rate financial assets and liabilities. If the interest rates applicable to floating rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the Group’s finance income for 2020 would have increased by approximately £14 million (2019 – £9 million decrease). A 1% (100 basis points) movement in interest rates is not deemed to have a material effect on equity.

	2020	2019

Income statement impact of interest rate movements	Increase/(decrease) in income £m	Increase/(decrease) in income £m
1% (100 basis points) increase in Sterling interest rates	8	14

1% (100 basis points) increase in US Dollar interest rates	28	(4)

1% (100 basis points) increase in Euro interest rates	(22)	(19)

GSK Annual Report 2020    229

Notes to the financial statements continued

43. Financial instruments and related disclosures continued

(h) Contractual cash flows for non-derivative financial liabilities and derivative instruments

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-derivative financial liabilities on an undiscounted basis. For the purpose of this table, debt is defined as all classes of borrowings except for lease liabilities. Interest is calculated based on debt held at 31 December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31 December.

At 31 December 2020	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(3,493)	(725)	(230)	(34)	(15,783)	(20,265)

Between one and two years	(2,566)	(686)	(207)	(28)	(995)	(4,482)

Between two and three years	(4,078)	(621)	(126)	(22)	(897)	(5,744)

Between three and four years	(1,632)	(576)	(96)	(18)	(867)	(3,189)

Between four and five years	(1,407)	(539)	(86)	(15)	(883)	(2,930)

Between five and ten years	(6,018)	(2,177)	(239)	(47)	(3,169)	(11,650)

Greater than ten years	(6,997)	(2,985)	(133)	(16)	(1,529)	(11,660)
Gross contractual cash flows	(26,191)	(8,309)	(1,117)	(180)	(24,123)	(59,920)

At 31 December 2019	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(6,678)	(780)	(240)	(41)	(14,952)	(22,691)

Between one and two years	(3,232)	(742)	(227)	(36)	(912)	(5,149)

Between two and three years	(2,651)	(667)	(119)	(30)	(806)	(4,273)

Between three and four years	(2,318)	(600)	(105)	(23)	(835)	(3,881)

Between four and five years	(1,607)	(559)	(93)	(19)	(799)	(3,077)

Between five and ten years	(5,946)	(2,276)	(296)	(52)	(3,131)	(11,701)

Greater than ten years	(6,976)	(3,328)	(170)	(22)	(984)	(11,480)
Gross contractual cash flows	(29,408)	(8,952)	(1,250)	(223)	(22,419)	(62,252)

The table below provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments excluding equity options which do not give rise to cash flows, and other embedded derivatives, which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purpose of this table although, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

Cash flows on interest rate swaps are not shown in the table below as they are not significant.

	2020				2019
	Gross cash inflows		Gross cash ouflows		Gross cash inflows		Gross cash outflows

	Cross currency interest rate swaps	Foreign exchange forward contracts and swaps	Cross currency interest rate swaps	Foreign exchange forward contracts and swaps	Cross currency interest rate swaps	Foreign exchange forward contracts and swaps	Cross currency interest rate swaps	Foreign exchange forward contracts and swaps
	£m	£m	£m	£m	£m	£m	£m	£m
Due in less than one year	551	32,451	(569)	(32,508)	33	33,273	(2)	(33,290)

Between one and two years	–	–	–	–	1,529	–	(1,430)	–
Gross contractual cash flows	551	32,451	(569)	(32,508)	1,562	33,273	(1,432)	(33,290)

230    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

44. Employee share schemes

GSK operates several employee share schemes, including the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three year vesting period and the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets. The granting of these restricted share awards has replaced the granting of options to employees as the cost of the schemes more readily equates to the potential gain to be made by the employee. The Group also operates savings related share option schemes, whereby options are granted to employees to acquire shares in GlaxoSmithKline plc at a discounted price.

Grants of restricted share awards are normally exercisable at the end of the three-year vesting or performance period. Awards are normally granted to employees to acquire shares or ADS in GlaxoSmithKline plc but in some circumstances may be settled in cash. Grants under savings-related share option schemes are normally exercisable after three years’ saving. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant. Options under historical share option schemes were granted at the market price ruling at the date of grant.

The total charge for share-based incentive plans in 2020 was £393 million (2019 – £432 million; 2018 – £393 million). Of this amount, £313 million (2019 – £302 million; 2018 – £304 million) arose from the Share Value Plan. See Note 9, ‘Employee Costs’ for further details.

GlaxoSmithKline share award schemes

Share Value Plan

Under the Share Value Plan, share awards are granted to certain employees at no cost. The awards vest after two and a half to three years and there are no performance criteria attached. The fair value of these awards is determined based on the closing share price on the day of grant, after deducting the expected future dividend yield of 5.0% (2019 – 4.2%; 2018 – 4.8%) over the duration of the award.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value
At 1 January 2018	33,925		17,392

Awards granted	12,751	£13.74	6,503	$35.28

Awards exercised	(11,089)		(5,583)

Awards cancelled	(1,519)		(925)
At 31 December 2018	34,068		17,387

Awards granted	12,814	£15.85	7,008	$37.90

Awards exercised	(11,709)		(6,079)

Awards cancelled	(1,704)		(976)
At 31 December 2019	33,469		17,340

Awards granted	13,223	£13.60	7,411	$34.42

Awards exercised	(11,402)		(5,746)

Awards cancelled	(1,418)		(1,015)
At 31 December 2020	33,872		17,990

Performance Share Plan

Under the Performance Share Plan, share awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. For awards granted from 2015 to 2019, the performance conditions are based on three equally weighted measures over a three-year performance period. These were adjusted free cash flow, TSR and R&D new product performance. For awards granted from 2020, the performance conditions are based on four measures over a three-year performance period. These are adjusted free cash flow (30%), TSR (30%), R&D new product performance (20%) and pipeline progress (20%).

The fair value of the awards is determined based on the closing share price on the day of grant. For TSR performance elements, this is adjusted by the likelihood of that condition being met, as assessed at the time of grant.

During 2020, awards were made of 4.2 million shares at a weighted fair value of £13.92 and 1.4 million ADS at a weighted fair value of $35.85. At 31 December 2020, there were outstanding awards over 12.4 million shares and 3.8 million ADS.

GSK Annual Report 2020    231

Notes to the financial statements continued

44. Employee share schemes continued

Share options and savings-related options

For the purposes of valuing savings-related options to arrive at the share-based payment charge, a Black-Scholes option pricing model has been used. The assumptions used in the model are as follows:

						2020 Grant	2019 Grant		2018 Grant
Risk-free interest rate						(0.07)%	0.44%		0.76%

Dividend yield						6.2%	4.5%		5.3%

Volatility						27%	22%		21%

Expected life						3 years	3 years		3 years

Savings-related options grant price (including 20% discount)						£10.34	£14.15		£12.09

Options outstanding	Share option schemes – shares			Share option schemes – ADS			Savings-related share option schemes
	Number 000		Weighted exercise price	Number 000		Weighted exercise price	Number 000		Weighted exercise price
At 31 December 2020	–		n/a	–		n/a	7,332		£11.32
Range of exercise prices on options outstanding at year end		n/a			n/a		£10.34	–	£14.15
Weighted average market price on exercise during year			£16.52			$42.41			£16.29
Weighted average remaining contractual life			n/a			n/a			2.1 years

Options over 3.1 million shares were granted during the year under the savings-related share option scheme at a weighted average fair value of £2.12. At 31 December 2020, 5.9 million of the savings-related share options were not exercisable. All of the other share options and ADS options were exercisable or expired if not exercised on or before 22 July 2020.

There has been no change in the effective exercise price of any outstanding options during the year.

Employee Share Ownership Plan Trusts

The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the ESOP Trusts purchase shares with finance provided by the Group by way of loans or contributions. The costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves and amortised down to the value of proceeds, if any, receivable from employees on exercise by a transfer to retained earnings. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Shares held for share award schemes	2020	2019
Number of shares (000)	48,835	36,225

	£m	£m
Nominal value	12	9

Carrying value	194	134

Market value	655	645

Shares held for share option schemes	2020	2019
Number of shares (000)	139	139

	£m	£m
Nominal value	–	–

Carrying value	1	1

Market value	2	2

232    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

45. Principal Group companies

The following represent the principal subsidiaries and their countries of incorporation of the Group at 31 December 2020. The equity share capital of these entities is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

England	US

Glaxo Group Limited	Block Drug Company, Inc. (68%)

Glaxo Operations UK Limited	Corixa Corporation

GlaxoSmithKline Capital plc	GlaxoSmithKline Capital Inc.

GlaxoSmithKline Consumer Healthcare Holdings Limited*	GlaxoSmithKline Consumer Healthcare Holdings (US) LLC (68%)

GlaxoSmithKline Consumer Healthcare (UK) Trading Limited (68%)	GlaxoSmithKline Consumer Healthcare, L.P. (59.84%)

GlaxoSmithKline Consumer Trading Services Limited (68%)	GlaxoSmithKline Holdings (Americas) Inc.

GlaxoSmithKline Export Limited	GlaxoSmithKline LLC

GlaxoSmithKline Finance plc	Human Genome Sciences, Inc.

GlaxoSmithKline Holdings Limited*	GSK Consumer Health, Inc. (68%)

GlaxoSmithKline Research & Development Limited	PF Consumer Healthcare 1 LLC (68%)

GlaxoSmithKline Services Unlimited*	GSK Equity Investments, Limited

GlaxoSmithKline UK Limited	Stiefel Laboratories, Inc.

Setfirst Limited	Tesaro, Inc.

SmithKline Beecham Limited	ViiV Healthcare Company (78.3%)

ViiV Healthcare Finance Limited (78.3%)

ViiV Healthcare Limited (78.3%)

ViiV Healthcare UK Limited (78.3%)

Europe	Others

GlaxoSmithKline Biologicals SA (Belgium)	GlaxoSmithKline Australia Pty Ltd (Australia)

GlaxoSmithKline Sante Grand Public SAS (France) (68%)	GlaxoSmithKline Consumer Healthcare Australia Pty Ltd (Australia) (68%)

Laboratoire GlaxoSmithKline (France)	GlaxoSmithKline Brasil Limitada (Brazil)

ViiV Healthcare SAS (France) (78.3%) GlaxoSmithKline Consumer Healthcare GmbH & Co. KG (Germany) (68%)	GlaxoSmithKline Consumer Healthcare ULC/GlaxoSmithKline Soins De Sante Aux Consommateurs SRI (Canada) (68%)

GlaxoSmithKline GmbH & Co. KG (Germany)	GlaxoSmithKline Inc. (Canada)

GSK Vaccines GmbH (Germany)	ID Biomedical Corporation of Quebec (Canada)

GlaxoSmithKline Consumer Healthcare S.r.l (Italy) (68%)	PF Consumer Healthcare Canada ULC/PF Soins De Sante SRI (Canada) (68%)

GlaxoSmithKline S.p.A. (Italy)	GlaxoSmithKline Limited (China (Hong Kong))

GSK Vaccines S.r.l. (Italy)	Sino-American Tianjin Smith Kline & French Laboratories Ltd (China) (37.4%)

ViiV Healthcare S.r.l. (Italy) (78.3%)	Wyeth Pharmaceutical Co. Ltd (China) (68%)

Pfizer Consumer Manufacturing Italy S.r.l. (Italy) (68%)	GlaxoSmithKline Asia Pvt. Limited (India)

GSK Services Sp z o.o. (Poland)	GlaxoSmithKline Pharmaceuticals Limited (India) (75%)

GlaxoSmithKline Trading Services Limited (Republic of Ireland)	GlaxoSmithKline Consumer Healthcare Japan K.K. (Japan) (68%)

GlaxoSmithKline Healthcare AO (Russia) (68%)	GlaxoSmithKline K.K. (Japan)

GlaxoSmithKline S.A. (Spain)	GlaxoSmithKline Pakistan Limited (Pakistan) (82.6%)

Laboratorios ViiV Healthcare, S.L. (Spain) (78.3%)	Glaxo Wellcome Manufacturing Pte Ltd. (Singapore)

GSK Consumer Healthcare S.A. (Switzerland) (68%)	GlaxoSmithKline Korea Limited (Republic of Korea)

GlaxoSmithKline llaclari Sanayi ve Ticaret A.S. (Turkey)

*	Directly held wholly-owned subsidiary of GlaxoSmithKline plc.

The subsidiaries and associates listed above principally affect the figures in the Group’s financial statements. Each of

GlaxoSmithKline Capital Inc., GlaxoSmithKline Capital plc and GlaxoSmithKline LLC, is a wholly-owned finance subsidiary of the company, and the company has fully and unconditionally guaranteed the securities issued by each of GlaxoSmithKline Capital Inc., GlaxoSmithKline Capital plc and GlaxoSmithKline LLC.

See pages 287 to 298 for a complete list of subsidiary undertakings, associates and joint ventures, which form part of these financial statements.

GSK Annual Report 2020    233

Notes to the financial statements continued

46. Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations. The most significant of these matters, other than tax matters, are described below. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 31, ‘Other provisions’. Note 2 also describes when disclosure is made of proceedings for which there is no provision. Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. The Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

At 31 December 2020, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £320 million. There can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.

Intellectual property

Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Coreg

In 2014, GSK initiated suit against Teva for inducing infringement of its patent relating to the use of carvedilol (Coreg) in decreasing mortality caused by congestive heart failure. In June 2017, the case proceeded to a jury trial in the US District Court for the District of Delaware. The jury returned a verdict in GSK’s favour, awarding GSK lost profits and reasonable royalties for a total award of $235.51 million. On 29 March 2018, the trial judge ruled on post-trial motions filed by Teva and found that substantial evidence at trial did not support the jury’s finding of induced infringement, overturning the jury award. GSK appealed, and on 2 October 2020, a divided panel of the Court of Appeals for the Federal Circuit reversed the district court’s ruling and reinstated the jury award in GSK’s favour. On 2 December 2020, Teva filed a petition for rehearing en banc. The court granted Teva’s petition, but only for a rehearing by the three-member panel that issued the original decision. The oral argument took place on 23 February 2021, and we await the court’s ruling.

Dolutegravir/Tivicay/Triumeq/Dovato/Juluca

In 2017, ViiV Healthcare received patent challenge letters under the Hatch-Waxman Act from Cipla, Dr. Reddy’s Labs and Apotex for Triumeq and Tivicay; letters from Lupin and Mylan for Triumeq; and a letter from Sandoz for Tivicay. ViiV Healthcare lists two patents in the FDA Orange Book for Tivicay and Triumeq. One patent covers the molecule dolutegravir and expires on 5 October 2027. The second patent claims a crystal form of dolutegravir and expires on 8 December 2029. All the letters challenged only the later-expiring crystal form patent. Several of the generic companies allege only that the crystal form patent is invalid, while others claim the crystal form patent is both invalid and not infringed by their proposed products. In 2017, ViiV Healthcare filed patent infringement suits against all six generic companies.

The matters against Mylan and Laurus (as a successor to Dr. Reddy’s Labs) have been resolved. The cases against the other defendants have been consolidated into a single case in the US District Court for the District of Delaware. No trial date has yet been set.

In September 2019, ViiV Healthcare received a paragraph IV letter from Cipla relating to Dovato and challenging only the crystal form patent. On 4 November 2019, ViiV Healthcare filed suit against Cipla in the US District Court for the District of Delaware. No trial date has yet been set.

In January 2020, ViiV Healthcare received a paragraph IV letter from Lupin relating to Juluca and challenging the crystal form patent as well as a patent relating to the combination of dolutegravir and rilpivirine that expires on 24 January 2031. On 28 February 2020, ViiV Healthcare filed suit against Lupin on both patents. Additionally, on 12 June 2020, Cipla sent ViiV Healthcare a paragraph IV letter related to Juluca, and on 22 July 2020, ViiV Healthcare filed suit against Cipla in federal court in Delaware. The court has yet to set a trial date.

On 7 February 2018, ViiV Healthcare filed patent infringement litigation regarding bictegravir against Gilead Sciences, Inc. (Gilead) in the US District Court for the District of Delaware and Canadian federal court. ViiV Healthcare alleges that Gilead’s triple combination HIV drug containing the HIV integrase inhibitor bictegravir infringes ViiV Healthcare’s patent covering dolutegravir and other compounds that include dolutegravir’s unique chemical scaffold. In both the US and Canada, ViiV Healthcare is seeking financial redress rather than injunctive relief. A jury trial in the US case is set for 10 January 2022.

In the Canadian matter, a four-day summary trial on the issue of infringement was held in January 2020. On 6 April 2020, the court ruled that Gilead’s bictegravir compound did not infringe ViiV Healthcare’s Canadian patent. ViiV Healthcare has appealed.

ViiV Healthcare also has commenced actions in the UK, France, Germany, Japan, South Korea and Australia against Gilead, alleging that Gilead’s Biktarvy infringes certain of ViiV Healthcare’s HIV integrase inhibitor patents. The infringement trial in the German action is set for 22 April 2021.

234    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

46. Legal proceedings continued

Kivexa

In June 2017, Biogaran commenced proceedings in France seeking revocation of the French supplementary protection certificate (SPC) covering Kivexa. No trial date has been set for this action.

Product liability

The Group is currently a defendant in a number of product liability lawsuits.

Avandia

As of January 2021, all Avandia product liability cases have settled, but there are two remaining US class actions brought by third-party payers. These actions assert claims under the Racketeer Influenced and Corrupt Organizations Act (RICO) and state consumer protection laws. In December 2019, the Third Circuit Court of Appeals reversed the summary judgements granted in favour of the Group and remanded the third-party payer cases back to district court. No trial dates have yet been set.

Seroxat/Paxil and Paxil CR

The Seroxat/Paxil (paroxetine) product liability matters involve three general types of allegations: (i) that use of Paxil during pregnancy caused congenital malformations, persistent pulmonary hypertension or autism; (ii) that Paxil treatment caused patients to commit suicidal or violent acts; and (iii) that the Group failed to warn that patients could experience certain symptoms on discontinuing Seroxat/Paxil treatment.

The Group has reached agreements to settle the majority of the US claims relating to the use of Paxil during pregnancy as of January 2021, but four lawsuits remain pending in the US. Two additional actions are pending in Canada.

At the beginning of 2020, there were six pending claims or cases (five in the US and one case in Canada) concerning allegations that patients who took paroxetine or Paxil committed or attempted to commit suicide or acts of violence. The Dolin case, involving the suicide of a man who allegedly took generic paroxetine manufactured by Mylan, concluded in 2020 in favour of the Group, leaving five pending matters (four in the US and one in Canada). The remaining US cases are largely dormant. In the one pending Canadian action, Carmichael, the Group filed a motion for summary judgement based on the statute of limitations, which was denied. The Group appealed that ruling, and oral argument took place on 16 December 2019. On 8 July 2020, the appellate court reversed the lower court’s decision and granted summary judgement in the Group’s favour. Plaintiff filed an application for leave to appeal to the Supreme Court of Canada. Briefing on the application is complete as of January 2021, and the parties await a ruling.

In the UK, a long-pending group action alleging that Seroxat caused severe discontinuation symptoms concluded on 3 July 2020, with the trial court entering judgement in the Group’s favour, along with an award of costs. A US case involving discontinuation-type claims also resolved in 2020.

PPI litigation

The Group is a defendant in the ongoing proton pump inhibitor (PPI) litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, including acute kidney injury, chronic kidney disease and end-stage renal failure. As of January 2021, there are approximately 1,650 Prevacid24HR personal injury lawsuits and approximately 2,700 Nexium24HR cases pending against the Company, nearly all of which are pending in a Multidistrict Litigation (MDL) proceeding in the District of New Jersey. Manufacturers of other PPIs also are named as co-defendants in the MDL. The Group has filed motions to dismiss several hundred cases, but the MDL court has not yet ruled on those motions. The first PPI bellwether trial is set for November 2021. In addition to the MDL cases, a small number of cases are pending in state courts.

Zantac

In 2019, the Group was contacted by several regulatory authorities regarding the detection of N-Nitroso-dimethylamine (NDMA) in Zantac (ranitidine) products. Based on information available at the time and correspondence with regulators, the Group made the decision to suspend the release, distribution and supply of all dose forms of Zantac to all markets pending the outcome of the ongoing tests and investigations. Also, as a precautionary action, the Group made the decision to initiate a voluntary pharmacy/retail level recall of Zantac products globally.

On 30 April 2020, the European Medicines Agency (EMA) recommended the suspension of ranitidine medicines. Following the publication of the EMA’s recommendation, the Company communicated a decision not to re-enter the market. In the US, FDA requested that all manufacturers withdraw ranitidine products from the market.

The Group has been named as a defendant in approximately 1,200 US personal injury claims involving Zantac. Class actions alleging economic injury and a third-party payer class action also have been filed in federal court. Outside the US, there are three class actions pending against the Group in Canada, along with a class action in Israel.

GSK Annual Report 2020    235

Notes to the financial statements continued

46. Legal proceedings continued

On 6 February 2020, the US product liability litigation was assigned Multidistrict Litigation (MDL) status in the Southern District of Florida. On 24 August 2020, the Group filed motions to dismiss the MDL claims based on innovator liability, preemption and deficiencies in the pleadings. On 31 December 2020, the court granted the Group’s motion on innovator liability, the generic defendants’ motion on preemption and the motion of all defendants on deficiencies in the pleadings. Additionally, on 8 January 2021, the court granted the brand defendants’ partial motion on preemption, dismissing plaintiffs’ claims seeking refunds for the OTC Zantac product. The court allowed plaintiffs to replead their master complaints in an attempt to cure the deficiencies in their pleadings. The plaintiffs have filed notices of appeal related to the decisions on innovator liability and generic preemption.

In addition to the class action litigation, on 20 March 2020, the Department of Justice (DOJ) sent the Group notice of a civil investigation it had opened into allegations of False Claims Act violations by the Group related to Zantac. On 18 June 2020, the DOJ served a Civil Investigative Demand on the Group, formalizing its request for documents. On the same day, the New Mexico Attorney General filed a lawsuit against multiple defendants, including the Group, alleging violations of state consumer protection and false advertising statutes, among other claims.

Zofran

As of January 2021, the Group is a defendant in 432 product liability cases involving Zofran. Two cases are pending in state courts, and the rest are either pending in or being transferred to the Multidistrict Litigation (MDL) proceeding in the District of Massachusetts. The cases allege that children suffered birth defects due to their mothers’ ingestion of Zofran and/or generic ondansetron for pregnancy-related nausea and vomiting. Plaintiffs assert that the Group sold Zofran knowing it was unsafe for pregnant women, failed to warn of the risks and illegally marketed Zofran “off-label” for use by pregnant women.

The first Zofran bellwether trial has been set for 18 October 2021. The parties continue to await rulings from the court on motions to exclude general causation experts as well as on the Group’s motion for summary judgement in the first case set for trial and on its preemption motion.

The Group is also a defendant in four proposed class actions in Canada.

Sales and marketing and regulation

The Group’s marketing and promotion of its Pharmaceutical and Vaccine products are the subject of certain governmental investigations and private lawsuits brought by litigants under various theories of law.

GSK Korea – Proceedings under Fair Trade Laws

In August 2020, GSK Korea was indicted under Korea’s Monopoly Regulation and Fair Trade laws in relation to government tenders of HPV (Cervarix) and PCV (Synflorix) vaccines in 2018 and 2019. The prosecutor has alleged that GSK Korea, through the actions of at least one of its employees, interfered with the tender process under the National Immunisation Programme by using “straw bidders.”

One employee also has been charged in his individual capacity by the prosecutor in relation to the same matter. Further, a number of wholesalers are co-defendants in the proceedings. The Korea Fair Trade Commission also has commenced an investigation of GSK Korea regarding the same matter. GSK Korea is cooperating with the authorities on these matters. Proceedings are ongoing.

SFO and SEC/DOJ Anti-corruption enquiries

As previously reported, following the resolution of investigations by the UK Serious Fraud Office (SFO), the US Securities and Exchange Commission (SEC) and the US Department of Justice (DOJ) into the Group’s commercial operations in a number of countries, including China, the SFO had requested additional information from the Group regarding third-party advisers engaged by the company in the course of investigations initiated by China’s Ministry of Public Security in 2013. The SEC and DOJ also were investigating these matters. On 22 February 2019, the SFO announced that it had closed its investigation and confirmed that it would be taking no further action against the Group. The SEC notified the Group on 8 March 2020 that it was terminating its investigation into these matters, and on 4 May 2020, the DOJ likewise informed the Group that it would be closing its investigation without a recommendation of further action. Accordingly, this matter is now concluded.

236    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the financial statements continued

46. Legal proceedings continued

Anti-trust/competition

Certain governmental actions and private lawsuits have been brought against the Group alleging violation of competition or anti-trust laws.

UK Competition and Markets Authority investigation

On 12 February 2016, the UK Competition and Markets Authority (CMA) issued a decision fining the Group £37.6 million for infringement of the Competition Act, in connection with agreements to settle patent disputes the Group entered into in 2001 and 2002 with potential suppliers of generic paroxetine formulations.

The Group appealed to the Competition Appeal Tribunal (CAT), which delivered its initial judgement upholding the fine on 8 March 2018 but referred certain questions of law to the European Union Court of Justice (ECJ). On 30 January 2020, the ECJ issued its judgement endorsing the criteria used by the CMA in levying the fine, and the matter now has returned to the CAT for entry of a final judgement.

Lamictal

Purported classes of purchasers filed suit in the US District Court for the District of New Jersey alleging that the Group and Teva Pharmaceuticals unlawfully conspired to delay generic competition for Lamictal, resulting in overcharges to the purchasers, by entering into an allegedly anti-competitive reverse payment settlement to resolve patent infringement litigation. A separate count accuses the Group of monopolising the market.

On 13 December 2018, the trial judge granted plaintiffs’ class certification motion, certifying a class of direct purchasers. The Group filed a Rule 23(f) motion in the Court of Appeals for the Third Circuit, challenging the class certification decision. On 22 April 2020, the Court of Appeals vacated the lower court’s grant of class certification and remanded the issue back to the lower court for further analysis.

On 9 October 2020, the district court heard argument on plaintiffs’ renewed motion for class certification after remand. We await the court’s decision.

Commercial and corporate

The Group historically has been named as a defendant in certain cases that allege violations of US securities laws and the Employee Retirement Income Security Act (ERISA).

Securities/ERISA class actions – Stiefel

In February 2020, the Group reached a settlement in principle with respect to the claims brought by the US Securities and Exchange Commission (SEC) against the Group, relating to the Group’s acquisition of Stiefel Laboratories, Inc., in 2009. The SEC filed a motion for entry of final judgements on 23 April 2020, effectively dismissing the case, and this matter has now concluded. One claim brought by a private litigant, Martinolich, remains pending in federal court in Florida. In that matter, plaintiff, a former Stiefel employee, alleges that Stiefel and its officers and directors violated ERISA and federal and state securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to Stiefel at a greatly undervalued price and without disclosing to employees that Stiefel was about to be sold to the Group.

47. Post balance sheet events

An intention to increase the UK corporation tax rate from 19% to 25% (effective 1 April 2023) was announced in the UK Budget on 3 March 2021. Deferred taxes have been measured using appropriate rates substantively enacted at the balance sheet date.

The overall effect of the proposed change to the UK corporation tax rate from 19% to 25%, if applied to the deferred tax balance at 31 December 2020, would be an increase in deferred tax assets by approximately £350 million.

GSK Annual Report 2020    237

Company balance sheet – UK GAAP

(including FRS 101 ‘Reduced Disclosure Framework’) as at 31 December 2020

	Notes	2020 £m	2020 £m	2019 £m	2019 £m
Fixed assets – investments	E		54,992		54,854

Current assets:

Trade and other receivables	F		1,689		2,210

Cash at bank			14		12
Total current assets			1,703		2,222
Short term borrowings	G		–		(1,000)

Trade and other payables	H		(531)		(609)
Total current liabilities			(531)		(1,609)
Net current assets			1,172		613

Total assets less current liabilities			56,164		55,467

Provisions for liabilities	I		(7)		(4)

Other non-current liabilities	J		(457)		(317)
Net assets			55,700		55,146

Capital and reserves

Share capital	K		1,346		1,346

Share premium account	K		3,281		3,174

Other reserves	L		1,420		1,420

Retained earnings:

At 1 January		49,206		18,117

Profit/(loss) for the year		3,893		(53)

Other changes in retained earnings		(3,446)		31,142
	L		49,653		49,206
Equity shareholders’ funds			55,700		55,146

The financial statements on pages 238 to 242 were approved by the Board on 8 March 2021 and signed on its behalf by

Sir Jonathan Symonds

Chairman

GlaxoSmithKline plc

Registered number: 3888792

Company statement of changes in equity

for the year ended 31 December 2020

	Share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total equity £m
At 1 January 2019	1,345	3,091	1,420	18,117	23,973

Loss and Total comprehensive expense attributable to shareholders	–	–	–	(53)	(53)

Distribution received of GlaxoSmithKline Consumer Healthcare Holdings Limited	–	–	–	34,800	34,800
Total comprehensive income for the year	1,345	3,091	1,420	34,747	34,747
Dividends to shareholders	–	–	–	(3,953)	(3,953)

Shares issued under employee share schemes	1	50	–	–	51

Treasury shares transferred to the ESOP Trusts	–	33	–	295	328
At 31 December 2019	1,346	3,174	1,420	49,206	55,146
Profit and Total comprehensive income attributable to shareholders	–	–	–	3,893	3,893

Dividends to shareholders	–	–	–	(3,977)	(3,977)

Shares issued under employee share schemes	–	29	–	–	29

Treasury shares transferred to the ESOP Trusts	–	78	–	531	609
At 31 December 2020	1,346	3,281	1,420	49,653	55,700

238    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the company balance sheet –

UK GAAP (including FRS 101 ‘Reduced Disclosure Framework’)

A) Presentation of the financial statements

Description of business

GlaxoSmithKline plc is the parent company of GSK, a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines, over-the-counter (OTC) medicines and health-related consumer products.

Preparation of financial statements

The financial statements, which are prepared using the historical cost convention (as modified to include the revaluation of certain financial instruments) and on a going concern basis, are prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ and with UK accounting presentation and the Companies Act 2006 as at 31 December 2020, with comparative figures as at 31 December 2019.

As permitted by section 408 of the Companies Act 2006, the income statement of the company is not presented in this Annual Report.

The company is included in the Group financial statements of GlaxoSmithKline plc, which are publicly available.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements, in accordance with FRS 101:

–	Paragraphs 45(b) and 46 to 52 of IFRS 2, ‘Share-based payment’

–	IFRS 7, ‘Financial Instruments – Disclosures’

–	Paragraphs 91-99 of IFRS 13, ‘Fair value measurement’

–	Paragraph 38 of IAS 1, ‘Presentation of financial statements’ comparative information requirements in respect of paragraph 79(a) (iv) of IAS 1

–	Paragraphs 10(d), 10(f), 16, 38(A), 38 (B to D), 40 (A to D), 111 and 134 to 136 of IAS 1, ‘Presentation of financial statements’

–	IAS 7, ‘Statement of cash flows’

–	Paragraph 30 and 31 of IAS 8, ‘Accounting policies, changes in accounting estimates and errors’

–	Paragraph 17 of IAS 24, ‘Related party disclosures’ and the further requirement in IAS 24 to disclose related party transactions entered into between two or more members of a Group.

Accounting convention and standards

The balance sheet has been prepared using the historical cost convention and complies with applicable UK accounting standards.

Accounting principles and policies

The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

The balance sheet has been prepared in accordance with the company’s accounting policies approved by the Board and described in Note B. These policies have been consistently applied, unless otherwise stated.

Key accounting judgements and estimates

No key accounting judgements or estimates were required in the current year.

B) Accounting policies

Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency assets and liabilities are translated at rates of exchange ruling at the balance sheet date.

Dividends paid and received

Dividends paid and received are included in the financial statements in the period in which the related dividends are actually paid or received.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

Investments in subsidiary companies

Investments in subsidiary companies are held at cost less any provision for impairment and also includes a capital contribution in relation to movements in contingent consideration.

Impairment of investments

The carrying value of investments are reviewed for impairment when there is an indication that the investment might be impaired. One of the assessment methods used is to compare the carrying value of each investment against its share of the Group’s valuation on the basis of overall market capitalisation. Any impairment charge is recognised in the income statement in the year concerned.

Share-based payments

The issuance by the company to its subsidiaries of a grant over the company’s shares, represents additional capital contributions by the company in its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant’s vesting period.

GSK Annual Report 2020    239

Notes to the company balance sheet – UK GAAP

(including FRS 101 ‘Reduced Disclosure Framework’) continued

Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are only recognised to the extent that they are considered recoverable against future taxable profits.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the temporary differences are expected to be realised or settled. Deferred tax liabilities and assets are not discounted.

Financial guarantees

Liabilities relating to guarantees issued by the company on behalf of its subsidiaries are initially recognised at fair value and amortised over the life of the guarantee.

C) Operating profit

A fee of £12,600 (2019 – £12,000) relating to the audit of the company has been charged in operating profit.

D) Dividends

The directors declared four interim dividends resulting in a dividend for the year of 80 pence, in line with the dividend for 2019. For further details, see Note 16 to the Group financial statements, ‘Dividends’.

E) Fixed assets – investments

	2020 £m	2019 £m
Shares in GlaxoSmithKline Services Unlimited	637	637

Shares in GlaxoSmithKline Holdings (One) Limited	18	18

Shares in GlaxoSmithKline Holdings Limited	17,888	17,888

Shares in GlaxoSmithKline Consumer Healthcare Holdings Limited	34,800	34,800

Shares in GlaxoSmithKline Mercury Limited	33	33
	53,376	53,376
Capital contribution relating to share-based payments	1,139	1,139

Contribution relating to contingent consideration	477	339

	54,992	54,854

The shares in GlaxoSmithKline Consumer Healthcare Holdings Limited were received during 2019 as a dividend in specie as part of a Group reorganisation prior to the acquisition of the Pfizer consumer healthcare business.

F) Trade and other receivables

	2020 £m	2019 £m
Amounts due within one year:

UK Corporation tax recoverable	10	14

Amounts owed by Group undertakings	1,231	1,645
	1,241	1,659
Amounts due after more than one year:

Amounts owed by Group undertakings	448	551

	1,689	2,210

240    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Notes to the company balance sheet – UK GAAP

(including FRS 101 ‘Reduced Disclosure Framework’) continued

G) Short-term borrowings

The £1 billion borrowing at 31 December 2019 related to the balance of a facility taken out in June 2018 as part of the financing of the buyout of the non-controlling interest in the Consumer Healthcare Joint Venture held by Novartis. This loan was repaid on 18 May 2020.

H) Trade and other payables

	2020 £m	2019 £m
Amounts due within one year:

Other creditors	511	564

Contingent consideration payable	20	22

Amounts owed to Group undertakings	–	23

	531	609

The company has guaranteed debt issued by its subsidiary companies from two of which it receives fees. In aggregate, the company has outstanding guarantees over £24.9 billion of debt instruments (2019 – £27.8 billion). The amounts due from the subsidiary company in relation to these guarantee fees will be recovered over the life of the bonds and are disclosed within ‘Trade and other receivables’ (see Note F).

I) Provisions for liabilities

	2020 £m	2019 £m
At 1 January	4	16

Charge for the year	15	5

Utilised	(12)	(17)

At 31 December	7	4

The provisions relate to a number of legal and other disputes in which the company is currently involved.

J) Other non-current liabilities

	2020 £m	2019 £m

Contingent consideration payable	457	317

	457	317

The contingent consideration relates to the amount payable for the acquisition in 2015 of the Novartis Vaccines portfolio. The current year liability is included within ‘Trade and other payables’. For further details, see Note 32 to the Group financial statements, ‘Contingent consideration liabilities’.

GSK Annual Report 2020    241

Notes to the company balance sheet – UK GAAP

(including FRS 101 ‘Reduced Disclosure Framework’) continued

K) Share capital and share premium account

	Ordinary Shares of 25p each		Share premium account

	Number	£m	£m

Share capital issued and fully paid

At 1 January 2019	5,379,067,624	1,345	3,091

Issued under employee share schemes	4,034,607	1	50

Ordinary shares acquired by ESOP trusts	–	–	33
At 31 December 2019	5,383,102,231	1,346	3,174

Issued under employee share schemes	2,087,386	–	29

Ordinary shares acquired by ESOP trusts	–	–	78

At 31 December 2020	5,385,189,617	1,346	3,281

	31 December 2020 000		31 December 2019 000

Number of shares issuable under employee share schemes	48,205		57,871

Number of unissued shares not under option	4,566,605		4,559,027

At 31 December 2020, of the issued share capital, 48,975,304 shares were held in the ESOP Trusts, 355,205,950 shares were held as Treasury shares and 4,981,008,363 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 44, ‘Employee share schemes’.

L) Retained earnings and other reserves

The profit of GlaxoSmithKline plc for the year was £3,893 million (2019 – £53 million loss). After dividends paid of £3,977 million (2019 – £3,953 million), the effect of £531 million Treasury shares transferred to a subsidiary company (2019 – £295 million) and no distribution received of the shares in a subsidiary company (2019 – £34,800) million, retained earnings at 31 December 2020 stood at £49,653 million (2019 – £49,206 million), of which £38,896 million was unrealised (2019 – £38,896 million). Dividends to shareholders are paid out of the realised profits of the company, which at 31 December 2020 amounted to £10,757 million (2019 – £10,310 million).

Other reserves includes a capital redemption reserve and a reserve reflecting historical contributions of shares in the company which were issued to satisfy share option awards granted to employees of subsidiary companies.

M) Group companies

See pages 287 to 298 for a complete list of subsidiaries, associates, joint ventures and other significant shareholdings, which forms part of these financial statements.

242    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Investor information

In this section

Quarterly trend	244

Pharmaceuticals turnover	246

Vaccines turnover	248

Five year record	249

Product development pipeline	255

Products, competition and intellectual property	258

Principal risks and uncertainties	261

Share capital and control	276

Dividends	278

Financial calendar 2021	279

Annual General Meeting 2021	279

Tax information for shareholders	280

Shareholder services and contacts	282

US law and regulation	284

Group companies	287

Glossary of terms	299

		GSK Annual Report 2020 243

Financial record

Quarterly trend

An unaudited analysis of the Group results is provided by quarter in Sterling for the financial year 2020.

Income statement – Total

	12 months 2020					Q4 2020

				Reported	Pro-forma				Reported

	£m		£%	CER%	CER%	£m		£%	CER%
Turnover
Pharmaceuticals	17,056		(3)	(1)	(1)	4,366		(4)	(3)
Vaccines	6,982		(2)	(1)	(1)	2,012		15	16
Consumer Healthcare	10,033		12	14	(2)	2,360		(8)	(7)

	34,071		1	3	(2)	8,738		(1)	–

Corporate and other unallocated turnover	28					1
Total turnover	34,099		1	3	(2)	8,739		(2)	(1)
Cost of sales	(11,704)		(1)	–		(3,171)		(2)	(2)
Selling, general and administration	(11,456)		–	2		(3,162)		(8)	(6)
Research and development	(5,098)		12	12		(1,470)		18	19
Royalty income	318		(9)	(9)		91		11	12

Other operating income/(expense)	1,624					34
Operating profit	7,783		12	15		1,061		(44)	(44)
Net finance costs	(848)					(234)

Share of after-tax profits/(losses) of associates and joint ventures	33					(6)
Profit before taxation	6,968		12	16		821		(52)	(52)
Taxation	(580)					18

Tax rate %	8.3%					(2.2)%
Profit after taxation for the period	6,388		21	25		839		(45)	(45)
Profit attributable to non-controlling interests	639					162
Profit attributable to shareholders	5,749					677
Basic earnings per share (pence)	115.5	p	23	26		13.6	p	(48)	(48)
Diluted earnings per share (pence)	114.1	p				13.4	p

Income statement – Adjusted
Total turnover	34,099		1	3	(2)	8,739		(2)	(1)
Cost of sales	(10,191)		1	2	(3)	(2,792)		(2)	(2)
Selling, general and administration	(10,717)		–	2	(3)	(2,924)		(6)	(4)
Research and development	(4,603)		6	7	6	(1,297)		11	12

Royalty income	318		(9)	(9)	(9)	91		11	12
Operating profit	8,906		(1)	2	(3)	1,817		(2)	(1)
Net finance costs	(844)					(233)

Share of after-tax profits/(losses) of associates and joint ventures	33					(6)
Profit before taxation	8,095		(2)	1		1,578		(5)	(5)
Taxation	(1,295)					(220)
Tax rate %	16.0%					13.9%
Profit after taxation for the period	6,800		(2)	1		1,358		(6)	(6)
Profit attributable to non-controlling interests	1,031					195
Profit attributable to shareholders	5,769					1,163
Adjusted earnings per share (pence)	115.9	p	(6)	(4)		23.3	p	(6)	(5)

The calculation of Adjusted results is described on page 51.

244    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Financial record continued

Quarterly trend continued

Q3 2020				Q2 2020				Q1 2020
			Reported				Reported				Reported

£m		£%	CER%	£m		£%	CER%	£m		£%	CER%

4,192		(7)	(3)	4,102		(5)	(5)	4,396		6	6

2,032		(12)	(9)	1,133		(29)	(29)	1,805		19	19

2,422		(4)	2	2,389		25	25	2,862		44	46

8,646		(8)	(3)	7,624		(2)	(3)	9,063		18	19

–				–				27
8,646		(8)	(3)	7,624		(2)	(3)	9,090		19	19

(2,885)		(11)	(8)	(2,449)		(7)	(7)	(3,199)		17	18

(2,669)		(8)	(4)	(2,709)		5	5	(2,916)		18	19

(1,140)		(5)	(2)	(1,301)		17	15	(1,187)		18	18

85		(28)	(26)	75		(4)	(10)	67		(8)	(5)

(179)				1,610				159
1,858		(13)	(2)	2,850		92	90	2,014		41	42
(198)				(228)				(188)

11				19				9
1,671		(14)	(2)	2,641		>100	>100	1,835		42	42

(241)				(201)				(156)

14.4%				7.6%				8.5%
1,430		(17)	(5)	2,440		>100	>100	1,679		70	71

186				177				114

1,244				2,263				1,565
25.0	p	(20)	(9)	45.5	p	>100	>100	31.5	p	87	89
24.7	p			45.0	p			31.2	p

8,646		(8)	(3)	7,624		(2)	(3)	9,090		19	19

(2,540)		(9)	(6)	(2,249)		–	–	(2,610)		18	20

(2,477)		(11)	(7)	(2,530)		4	4	(2,786)		16	18

(1,049)		(10)	(6)	(1,171)		13	11	(1,086)		12	11

85		(28)	(26)	75		(4)	(10)	67		(8)	(5)
2,665		(4)	4	1,749		(19)	(21)	2,675		24	24
(197)				(227)				(187)

11				19				9
2,479		(5)	4	1,541		(21)	(22)	2,497		23	23

(417)				(316)				(342)

16.8%				20.5%				13.7%
2,062		(6)	3	1,225		(26)	(27)	2,155		32	32

287				267				282

1,775				958				1,873
35.6	p	(8)	1	19.2	p	(37)	(38)	37.7	p	25	26

GSK Annual Report 2020    245

Financial record continued

Pharmaceutical turnover by therapeutic area 2020

	Total				US			Europe			International
	2020	2019		Growth	2020		Growth	2020		Growth	2020		Growth
Therapeutic area/major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	3,749	3,081	22	23	2,114	21	23	944	21	20	691	24	27
Ellipta products	2,755	2,313	19	20	1,516	18	19	706	22	22	533	19	22
Anoro Ellipta	547	514	6	8	327	1	2	142	18	17	78	11	17
Arnuity Ellipta	45	48	(6)	(6)	37	(10)	(7)	–	–	–	8	14	–
Incruse Ellipta	220	262	(16)	(15)	117	(27)	(27)	74	1	1	29	4	7
Relvar/Breo Ellipta	1,124	971	16	17	474	24	25	322	14	13	328	6	9
Trelegy Ellipta	819	518	58	59	561	47	48	168	65	65	90	>100	>100

Nucala	994	768	29	30	598	32	33	238	16	15	158	45	46
HIV	4,876	4,854	–	1	3,005	–	1	1,213	5	4	658	(5)	(1)

Dolutegravir products	4,702	4,633	1	2	2,941	–	1	1,163	7	6	598	(2)	3
Tivicay	1,527	1,662	(8)	(7)	871	(11)	(10)	368	(7)	(8)	288	(1)	5
Triumeq	2,306	2,549	(10)	(9)	1,454	(10)	(9)	568	(9)	(10)	284	(9)	(6)
Juluca	495	366	35	36	387	28	29	97	73	71	11	57	71
Dovato	374	56	>100	>100	229	>100	>100	130	>100	>100	15	>100	>100

Epzicom/Kivexa	31	75	(59)	(59)	1	(67)	(67)	9	(61)	(61)	21	(57)	(57)
Selzentry	91	97	(6)	(5)	47	(11)	(11)	27	(7)	(7)	17	13	20
Rukobia	11	–	–	–	11	–	–	–	–	–	–	–	–
Other	41	49	(16)	(12)	5	(50)	(40)	14	(22)	(17)	22	5	5
Immuno-inflammation	727	613	19	20	612	14	16	56	22	20	59	84	91

Benlysta	719	613	17	19	612	14	16	56	22	20	51	59	66
Oncology	372	230	62	62	231	72	74	136	42	40	5	–	–

Zejula	339	229	48	48	206	54	55	128	35	33	5	–	–

Blenrep	33	–	–	–	25	–	–	8	–	–	–	–	–
Pharmaceuticals excluding established products	9,724	8,778	11	12	5,962	10	11	2,349	13	12	1,413	10	14
Established pharmaceuticals	7,332	8,776	(16)	(15)	1,489	(25)	(24)	1,755	(14)	(15)	4,088	(14)	(11)

Established Respiratory	3,251	3,900	(17)	(15)	1,048	(26)	(25)	738	(9)	(9)	1,465	(13)	(10)
Seretide/Advair	1,535	1,730	(11)	(10)	434	(14)	(13)	449	(11)	(11)	652	(10)	(7)
Flixotide/Flovent	419	629	(33)	(32)	183	(50)	(50)	80	(9)	(10)	156	(10)	(5)
Ventolin	785	938	(16)	(14)	430	(21)	(20)	116	(3)	(4)	239	(12)	(7)
Avamys/Veramyst	297	324	(8)	(6)	–	–	–	66	(4)	(4)	231	(10)	(7)
Other Respiratory	215	279	(23)	(23)	1	>100	>100	27	(4)	–	187	(25)	(26)

Dermatology	425	445	(4)	(1)	1	(67)	(67)	140	(12)	(13)	284	–	6
Augmentin	490	602	(19)	(15)	–	–	–	145	(16)	(16)	345	(20)	(15)
Avodart	466	574	(19)	(17)	5	25	25	158	(24)	(25)	303	(16)	(13)
Imigran/Imitrex	118	138	(14)	(14)	42	(29)	(29)	51	(2)	(4)	25	(7)	(4)
Lamictal	537	566	(5)	(4)	269	(5)	(5)	120	7	6	148	(13)	(9)
Seroxat/Paxil	146	160	(9)	(6)	–	–	–	37	–	(3)	109	(11)	(7)
Valtrex	103	107	(4)	(2)	15	7	7	32	3	–	56	(10)	(5)
Other	1,796	2,284	(21)	(20)	109	(48)	(47)	334	(28)	(28)	1,353	(16)	(14)
Pharmaceuticals	17,056	17,554	(3)	(1)	7,451	1	2	4,104	(1)	(1)	5,501	(9)	(5)

246    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Financial record continued

Pharmaceutical turnover by therapeutic area 2019

	Total				US			Europe			International
	2019	2018		Growth	2019		Growth	2019		Growth	2019		Growth
Therapeutic area/major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	3,081	2,612	18	15	1,742	10	6	783	29	29	556	33	31
Ellipta products	2,313	2,049	13	10	1,289	4	–	577	26	27	447	29	27
Anoro Ellipta	514	476	8	5	324	2	(2)	120	19	20	70	23	21
Arnuity Ellipta	48	44	9	5	41	5	3	–	–	–	7	40	20
Incruse Ellipta	262	284	(8)	(10)	161	(13)	(17)	73	(1)	(1)	28	17	17
Relvar/Breo Ellipta	971	1,089	(11)	(13)	381	(34)	(37)	282	11	12	308	21	19
Trelegy Ellipta	518	156	>100	>100	382	>100	>100	102	>100	>100	34	>100	>100

Nucala	768	563	36	33	453	33	28	206	36	37	109	56	50
HIV	4,854	4,722	3	1	3,004	3	(1)	1,156	(3)	(2)	694	13	13

Dolutegravir products	4,633	4,420	5	2	2,938	4	–	1,086	–	–	609	22	22
Tivicay	1,662	1,639	1	(1)	977	(6)	(9)	395	5	6	290	28	28
Triumeq	2,549	2,648	(4)	(6)	1,611	(4)	(7)	626	(11)	(11)	312	15	15
Juluca	366	133	>100	>100	303	>100	>100	56	>100	>100	7	>100	>100
Dovato	56	–	–	–	47	–	–	9	–	–	–	–	–

Epzicom/Kivexa	75	117	(36)	(35)	3	(57)	(57)	23	(48)	(48)	49	(26)	(24)
Selzentry	97	115	(16)	(17)	53	(9)	(12)	29	(17)	(14)	15	(32)	(32)
Other	49	70	(30)	(31)	10	(44)	(44)	18	(25)	(29)	21	(25)	(25)
Immuno-inflammation	613	472	30	25	535	27	23	46	28	28	32	>100	94

Benlysta	613	473	30	25	535	27	23	46	24	24	32	>100	94
Oncology	230	–	–	–	134	–	–	96	–	–	–	–	–

Zejula	229	–	–	–	134	–	–	95	–	–	–	–	–
Pharmaceuticals excluding established products	8,778	7,806	12	10	5,415	10	6	2,081	13	14	1,282	22	21
Established pharmaceuticals	8,776	9,463	(7)	(8)	1,987	(22)	(24)	2,044	(8)	(8)	4,745	1	1

Established Respiratory	3,900	4,316	(10)	(11)	1,415	(21)	(23)	807	(13)	(12)	1,678	4	3
Seretide/Advair	1,730	2,422	(29)	(29)	502	(54)	(56)	502	(16)	(16)	726	–	(1)
Flixotide/Flovent	629	595	6	4	368	11	6	88	(5)	(4)	173	2	2
Ventolin	938	737	27	25	547	55	49	120	(8)	(7)	271	6	7
Avamys/Veramyst	324	300	8	6	(2)	>(100)	>(100)	69	(7)	(5)	257	14	11
Other Respiratory	279	262	6	2	–	–	–	28	–	(4)	251	7	3

Dermatology	445	435	2	3	3	–	–	159	(1)	(1)	283	4	6
Augmentin	602	570	6	6	–	–	–	172	(5)	(4)	430	11	11
Avodart	574	572	–	(1)	4	(67)	(67)	208	(13)	(12)	362	13	11
Imigran/Imitrex	138	141	(2)	(3)	59	2	–	52	(9)	(7)	27	4	–
Lamictal	566	617	(8)	(10)	284	(8)	(12)	112	(1)	–	170	(12)	(13)
Seroxat/Paxil	160	170	(6)	(6)	–	–	–	37	(5)	(5)	123	(6)	(7)
Valtrex	107	123	(13)	(15)	14	(33)	(38)	31	3	3	62	(14)	(15)
Other	2,284	2,519	(9)	(9)	208	(40)	(43)	466	(5)	(4)	1,610	(4)	(4)
Pharmaceuticals	17,554	17,269	2	–	7,402	(1)	(4)	4,125	1	2	6,027	5	4

GSK Annual Report 2020    247

Financial record continued

Vaccines turnover 2020

	Total				US			Europe			International
	2020	2019		Growth	2020		Growth	2020		Growth	2020		Growth
Major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Meningitis	1,029	1,018	1	3	433	1	2	356	4	3	240	(2)	4
Bexsero	650	679	(4)	(2)	260	–	1	324	2	1	66	(34)	(20)
Menveo	265	267	(1)	1	173	2	3	26	44	39	66	(16)	(13)
Other	114	72	58	57	–	–	–	6	–	–	108	64	62
Influenza	733	541	35	37	535	30	31	98	75	73	100	37	42
Fluarix, FluLaval	733	541	35	37	535	30	31	98	75	73	100	37	42
Shingles	1,989	1,810	10	11	1,675	–	1	186	>100	>100	128	47	49
Shingrix	1,989	1,810	10	11	1,675	–	1	186	>100	>100	128	47	49
Established vaccines	3,231	3,788	(15)	(14)	1,054	(24)	(24)	801	(23)	(23)	1,376	1	3
Infanrix, Pediarix	629	733	(14)	(13)	311	(14)	(13)	174	(18)	(19)	144	(10)	(6)
Boostrix	476	584	(18)	(18)	257	(14)	(13)	140	(10)	(11)	79	(39)	(36)

Hepatitis	576	874	(34)	(33)	333	(37)	(36)	140	(39)	(39)	103	(10)	(6)

Rotarix	559	558	–	1	123	(12)	(11)	119	6	6	317	4	5

Synflorix	402	468	(14)	(14)	–	–	–	53	(2)	(2)	349	(16)	(15)

Priorix, Priorix Tetra, Varilrix	261	232	13	14	–	–	–	126	26	25	135	2	5
Cervarix	139	50	>100	>100	–	–	–	30	43	43	109	>100	>100
Other	189	289	(35)	(35)	30	(55)	(56)	19	(87)	(87)	140	87	85
Vaccines	6,982	7,157	(2)	(1)	3,697	(5)	(4)	1,441	(3)	(4)	1,844	5	7

£% represents growth at actual exchange rates. CER% represents growth at constant exchange rates.

Vaccines turnover 2019

	Total				US			Europe			International
	2019	2018		Growth	2019		Growth	2019		Growth	2019		Growth
Major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Meningitis	1,018	881	16	15	430	15	10	343	2	3	245	43	50
Bexsero	679	584	16	16	260	30	25	319	3	4	100	37	48
Menveo	267	232	15	13	170	(2)	(6)	18	6	6	79	93	100
Other	72	65	11	11	–	–	–	6	(25)	(25)	66	16	16
Influenza	541	523	3	1	412	7	3	56	(15)	(15)	73	1	4
Fluarix, FluLaval	541	523	3	1	412	7	3	56	(15)	(15)	73	1	4
Shingles	1,810	784	>100	>100	1,669	>100	>100	54	>100	>100	87	78	76
Shingrix	1,810	784	>100	>100	1,669	>100	>100	54	>100	>100	87	78	76
Established vaccines	3,788	3,706	2	1	1,394	15	11	1,035	(11)	(10)	1,359	1	2
Infanrix, Pediarix	733	680	8	6	360	22	17	213	(20)	(19)	160	36	35
Boostrix	584	517	13	11	299	13	9	156	(4)	(3)	129	43	44

Hepatitis	874	808	8	6	529	16	11	231	(6)	(5)	114	9	10

Rotarix	558	521	7	6	140	11	6	112	2	3	306	7	8

Synflorix	468	424	10	11	–	–	–	54	(7)	(5)	414	13	13

Priorix, Priorix Tetra, Varilrix	232	305	(24)	(23)	–	–	–	100	(37)	(37)	132	(9)	(9)
Cervarix	50	138	(64)	(64)	–	–	–	21	5	5	29	(75)	(76)
Other	289	313	(8)	(7)	66	3	2	148	8	10	75	(33)	(33)
Vaccines	7,157	5,894	21	19	3,905	45	39	1,488	(5)	(4)	1,764	8	9

£% represents growth at actual exchange rates. CER% represents growth at constant exchange rates.

248    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Financial record continued

Five year record

A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

Group turnover by geographic region	2020 £m	2019 £m	2018 £m	2017 £m	2016 £m
US	14,556	13,890	11,982	11,263	10,197

Europe	8,164	8,069	7,973	7,943	7,476

International	11,379	11,795	10,866	10,980	10,216

	34,099	33,754	30,821	30,186	27,889

Group turnover by segment	2020 £m	2019 £m	2018 £m	2017 £m	2016 £m
Pharmaceuticals	17,056	17,554	17,269	17,276	16,104
Vaccines	6,982	7,157	5,894	5,160	4,592

Consumer Healthcare	10,033	8,995	7,658	7,750	7,193
Segment turnover	34,071	33,706	30,821	30,186	27,889

Corporate and other unallocated turnover	28	48	–	–	–

	34,099	33,754	30,821	30,186	27,889

Pharmaceuticals turnover	2020 £m	2019 £m	2018 £m	2017 £m	2016 £m
Respiratory	3,749	3,081	2,612	1,930	1,052
HIV	4,876	4,854	4,722	4,350	3,556
Immuno-inflammation	727	613	472	377	340
Oncology	372	230	–	–	–

Established Pharmaceuticals	7,332	8,776	9,463	10,619	11,156

	17,056	17,554	17,269	17,276	16,104

Vaccines turnover	2020 £m	2019 £m	2018 £m	2017 £m	2016 £m
Meningitis	1,029	1,018	881	890	662
Influenza	733	541	523	488	414
Shingles	1,989	1,810	784	22	–

Established Vaccines	3,231	3,788	3,706	3,760	3,516

	6,982	7,157	5,894	5,160	4,592

Consumer Healthcare turnover	2020 £m	2019 (revised) £m	2018 (revised) £m	2017 (revised) £m	2016 (revised) £m
Oral health	2,753	2,673	2,496	2,466	2,223
Pain relief	2,219	1,781	1,440	1,465	1,329
Vitamins, minerals and supplements	1,506	611	103	105	101
Respiratory health	1,209	1,186	1,085	1,057	965

Digestive health and other	1,824	1,646	1,435	1,447	1,370
Sub-total	9,511	7,897	6,559	6,540	5,988

Brands divested/under review	522	1,098	1,099	1,210	1,205

	10,033	8,995	7,658	7,750	7,193

GSK Annual Report 2020    249

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Five year record continued

Financial results – Total	2020 £m	2019 £m	2018 £m	2017 £m	2016 £m

Turnover	34,099	33,754	30,821	30,186	27,889

Operating profit	7,783	6,961	5,483	4,087	2,598

Profit before taxation	6,968	6,221	4,800	3,525	1,939

Profit after taxation	6,388	5,268	4,046	2,169	1,062

	pence	pence	pence	pence	pence

Basic earnings per share	115.5	93.9	73.7	31.4	18.8

Diluted earnings per share	114.1	92.6	72.9	31.0	18.6

	2020 millions	2019 millions	2018 millions	2017 millions	2016 millions

Weighted average number of shares in issue:

Basic	4,976	4,947	4,914	4,886	4,860

Diluted	5,038	5,016	4,971	4,941	4,909

Financial results – Adjusted	2020 £m	2019 £m	2018 £m	2017 £m	2016 £m

Turnover	34,099	33,754	30,821	30,186	27,889

Operating profit	8,906	8,972	8,745	8,568	7,671

Profit before taxation	8,095	8,236	8,078	7,924	7,024

Profit after taxation	6,800	6,918	6,543	6,257	5,526

	pence	pence	pence	pence	pence

Adjusted earnings per share	115.9	123.9	119.4	111.8	100.6

	%	%	%	%	%

Return on capital employed	35.6	56.5	134.0	83.4	28.0

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

250    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Financial record continued

Five year record continued

Balance sheet			2020 £m	2019 £m	2018 £m	2017 £m	2016 £m
Non-current assets			60,184	60,201	41,139	40,474	42,370

Current assets			20,247	19,491	16,927	15,907	16,711
Total assets			80,431	79,692	58,066	56,381	59,081

Current liabilities			(22,148)	(24,050)	(22,491)	(26,569)	(19,001)

Non-current liabilities			(37,475)	(37,285)	(31,903)	(26,323)	(35,117)
Total liabilities			(59,623)	(61,335)	(54,394)	(52,892)	(54,118)

Net assets			20,808	18,357	3,672	3,489	4,963

Shareholders’ equity			14,587	11,405	3,781	(68)	1,124

Non-controlling interests			6,221	6,952	(109)	3,557	3,839
Total equity			20,808	18,357	3,672	3,489	4,963

Number of employees

			2020	2019	2018	2017	2016
US			15,706	16,676	13,804	14,526	14,491

Europe			40,711	40,524	41,943	43,002	42,330

International			37,649	42,237	39,743	40,934	42,479
			94,066	99,437	95,490	98,462	99,300

Manufacturing			33,848	36,925	36,527	38,245	38,372

Selling			36,391	39,184	36,351	37,374	38,158

Administration			11,730	11,249	10,768	11,307	11,244

Research and development			12,097	12,079	11,844	11,536	11,526
			94,066	99,437	95,490	98,462	99,300

The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.

Exchange rates

As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US Dollars for Sterling as reported by the Bank of England (4pm buying rate).

The average rate for the year is calculated as the average of the 4pm buying rates for each day of the year.

			2020	2019	2018	2017	2016
Average			1.29	1.28	1.34	1.29	1.35

	2021 Mar	2021 Feb	2021 Jan	2020 Dec	2020 Nov	2020 Oct	2020 Sep
High	1.40	1.41	1.37	1.36	1.34	1.32	1.35

Low	1.39	1.36	1.35	1.32	1.29	1.29	1.27

The 4pm buying rate on 3 March was £1= US$1.40.

GSK Annual Report 2020    251

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Five year record continued

Adjusted results reconciliation 31 December 2020	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
Turnover	34,099							34,099
Cost of sales	(11,704)	699	31	667	116			(10,191)
Gross profit	22,395	699	31	667	116			23,908

Selling, general and administration	(11,456)	1	18	659	(23)	16	68	(10,717)
Research and development	(5,098)	75	214	206				(4,603)
Royalty income	318							318
Other operating (expense)/income	1,624				1,215	(2,839)		–
Operating profit	7,783	775	263	1,532	1,308	(2,823)	68	8,906

Net finance costs	(848)			2		2		(844)
Share of after-tax profits of associates and joint ventures	33							33
Profit before taxation	6,968	775	263	1,534	1,308	(2,821)	68	8,095

Taxation	(580)	(150)	(47)	(292)	(229)	17	(14)	(1,295)
Tax rate	8.3%							16.0%
Profit after taxation	6,388	625	216	1,242	1,079	(2,804)	54	6,800

Profit attributable to non-controlling interests	639				392			1,031
Profit attributable to shareholders	5,749	625	216	1,242	687	(2,804)	54	5,769

Earnings per share	115.5p	12.6p	4.4p	25.0p	13.8p	(56.5)p	1.1p	115.9p

Weighted average number of shares (millions)	4,976							4,976

Adjusted results reconciliation 31 December 2019	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m		Adjusted results £m
Turnover	33,754							33,754
Cost of sales	(11,863)	713	30	658	383			(10,079)
Gross profit	21,891	713	30	658	383			23,675

Selling, general and administration	(11,402)		4	332	104	247		(10,715)
Research and development	(4,568)	64	49	114		2		(4,339)
Royalty income	351							351
Other operating (expense)/income	689			1	(142)	(548)		–
Operating profit	6,961	777	83	1,105	345	(299)		8,972

Net finance costs	(814)			5		(1)		(810)
Share of after-tax profits of associates and joint ventures	74							74
Profit before taxation	6,221	777	83	1,110	345	(300)		8,236

Taxation	(953)	(156)	(17)	(208)	(124)	140		(1,318)
Tax rate	15.3%							16.0%
Profit after taxation	5,268	621	66	902	221	(160)		6,918

Profit attributable to non-controlling interests	623				164			787
Profit attributable to shareholders	4,645	621	66	902	57	(160)		6,131

Earnings per share	93.9p	12.6p	1.3p	18.2p	1.2p	(3.3)p		123.9p

Weighted average number of shares (millions)	4,947							4,947

252    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Financial record continued

Five year record continued

Adjusted results reconciliation 31 December 2018		Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover		30,821						30,821
Cost of sales		(10,241)	536	69	443	15		(9,178)
Gross profit		20,580	536	69	443	15		21,643

Selling, general and administration		(9,915)		2	315	98	38	(9,462)
Research and development		(3,893)	44	45	49		20	(3,735)
Royalty income		299						299
Other operating (expense)/income		(1,588)			2	1,864	(278)	–
Operating profit		5,483	580	116	809	1,977	(220)	8,745

Net finance costs		(717)			4	(3)	18	(698)
Profit on disposal of associates		3					(3)	–
Share of after-tax profits of associates and joint ventures		31						31
Profit before taxation		4,800	580	116	813	1,974	(205)	8,078

Taxation		(754)	(109)	(19)	(170)	(239)	(244)	(1,535)
Tax rate		15.7%						19.0%
Profit after taxation		4,046	471	97	643	1,735	(449)	6,543

Profit attributable to non-controlling interests		423				251		674
Profit attributable to shareholders		3,623	471	97	643	1,484	(449)	5,869

Earnings per share		73.7p	9.6p	2.0p	13.1p	30.2p	(9.2)p	119.4p

Weighted average number of shares (millions)		4,914						4,914

Adjusted results reconciliation 31 December 2017	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	US tax reform £m	Adjusted results £m
Turnover	30,186							30,186
Cost of sales	(10,342)	546	400	545	80			(8,771)
Gross profit	19,844	546	400	545	80			21,415

Selling, general and administration	(9,672)			248		83		(9,341)
Research and development	(4,476)	45	288	263		18		(3,862)
Royalty income	356							356
Other operating (expense)/income	(1,965)				1,519	(220)	666	–
Operating profit	4,087	591	688	1,056	1,599	(119)	666	8,568

Net finance costs	(669)			4		8		(657)
Profit on disposal of associates	94					(94)		–
Share of after-tax profits of associates and joint ventures	13							13
Profit before taxation	3,525	591	688	1,060	1,599	(205)	666	7,924

Taxation	(1,356)	(134)	(176)	(209)	(619)	(251)	1,078	(1,667)
Tax rate	38.5%							21.0%
Profit after taxation	2,169	457	512	851	980	(456)	1,744	6,257

Profit attributable to non-controlling interests	637				42		114	793
Profit attributable to shareholders	1,532	457	512	851	938	(456)	1,630	5,464

Earnings per share	31.4p	9.4p	10.5p	17.4p	19.2p	(9.4)p	33.3p	111.8p

Weighted average number of shares (millions)	4,886							4,886

GSK Annual Report 2020    253

Financial record continued

Five year record continued

Adjusted results reconciliation 31 December 2016	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover	27,889						27,889

Cost of sales	(9,290)	547	7	297	86	2	(8,351)
Gross profit	18,599	547	7	297	86	2	19,538

Selling, general and administration	(9,366)			514		55	(8,797)

Research and development	(3,628)	41	13	159	(81)	28	(3,468)

Royalty income	398						398

Other operating (expense)/income	(3,405)				3,914	(509)	–
Operating profit	2,598	588	20	970	3,919	(424)	7,671

Net finance costs	(664)			4		8	(652)

Share of after-tax profits of associates and joint ventures	5						5
Profit before taxation	1,939	588	20	974	3,919	(416)	7,024

Taxation	(877)	(130)	(5)	(217)	(439)	170	(1,498)

Tax rate	45.2%						21.3%
Profit after taxation	1,062	458	15	757	3,480	(246)	5,526

Profit attributable to non-controlling interests	150				487		637

Profit attributable to shareholders	912	458	15	757	2,993	(246)	4,889

Earnings per share	18.8p	9.4p	0.3p	15.6p	61.6p	(5.1)p	100.6p

Weighted average number of shares (millions)	4,860						4,860

254    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Pipeline, products and competition

Pharmaceuticals and Vaccines product development pipeline

Key	†	In-license or other alliance relationship with third party,	NDA	New Drug Application (US)
		with the exception of rituximab owned by Biogen MA Inc	A	Approved
	^	ViiV Healthcare, a global specialist HIV company with	S	Submitted
		GSK, Pfizer, Inc. and Shionogi Limited as shareholders,	Phase I	Evaluation of clinical pharmacology, usually conducted
		is responsible for developing and delivering HIV medicines.		in volunteers
	*	GSK is contributing pandemic adjuvant to COVID-19	Phase II	Determination of dose and initial evaluation of efficacy,
		vaccines collaborations		conducted in a small number of patients
	BLA	Biological Licence Application	Phase III	Large comparative study (compound versus placebo
	MAA	Marketing Authorisation Application (Europe)		and/or established treatment) in patients to establish
clinical benefit and safety

MAA and NDA/BLA regulatory review milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

For Oncology assets, only US/EU regulatory approvals/submissions and most advanced indication in the clinic are listed.

Achieved regulatory review milestones

Compound	Mechanism of Action	Indication	Phase	MAA	NDA/BLA

Oncology
Zejula (niraparib)†	Poly (ADP-ribose) polymerase (PARP) 1/2 inhibitor	1L maintenance ovarian cancer 1L maintenance ovarian cancer in combination with dostarlimab 1L maintenance non small cell lung cancer (NSCLC)	Approved (PRIMA) III III	A: Oct20	A: Apr20
Blenrep belantamab mafodotin†	ADC targeting B-cell maturation antigen	4L+ multiple myeloma 3L+ multiple myeloma 2L+ multiple myeloma	Approved (DREAMM2) III III	A: Aug20	A: Aug20
dostarlimab†	Anti-Programmed Cell Death protein 1 receptor (PD-1) antibody	2L dMMR/MSI-H endometrial cancer 2L dMMR solid tumours 1L endometrial cancer	Submitted Submitted III	S: Mar20	S: Dec19 S: Dec20
feladilimab (3359609)†	ICOS receptor agonist without cell depletion	1L relapsed/metastatic head and neck squamous cell carcinoma (HNSCC)	II/III
bintrafusp alfa (M7824)†	Transforming growth factor beta (TGFß) trap and immune checkpoint (PD-1) inhibitor	1L biliary tract cancer (BTC)	II/III
letetresgene- autoleucel (3377794)†	Engineered TCR T-cells targeting NY-ESO-1	Synovial sarcoma	II (pivotal)
cobolimab (TSR-022)†	Anti-T-cell immunoglobulin and mucin domain-3 (TIM-3) antibody	Non-small cell lung cancer (NSCLC)	II
3326595†	Protein arginine methyltransferase 5 (PRMT5) inhibitor	Solid tumours and haematological malignancies	I/II
4074386	Anti-lymphocyte activation gene-3 (LAG-3)	Cancer	I
(TSR-033)†	antibody
3368715†	Type I protein arginine methyltransferase (Type I PRMT) inhibitor	Cancer	I
3745417	STING cytosolic DNA pathway agonist	Cancer	I
6097608†	CD96 antagonist	Cancer	I
3901961†	Engineered TCR T-cells, co-expressing the CD8a cell surface receptor, targeting NY-ESO-1	Cancer	I
3845097†	Engineered TCR T-cells, co-expressing the dnTGF-ßRII cell surface receptor, targeting NY-ESO-1	Cancer	I

HIV^ and Infectious Diseases
Rukobia fostemasavir	HIV attachment inhibitor	HIV infection	Approved	A: Feb21	A: Jul20
Cabenuva/ Vocabria cabotegravir + rilpivirine†	HIV integrase strand transfer inhibitor + non-nucleoside reverse transcriptase inhibitor (NNRTI) (long-acting regimen)	HIV infection	Approved	A: Dec20	A: Jan21
cabotegravir	HIV integrase strand transfer inhibitor (long-acting)	HIV pre-exposure prophylaxis	III
gepotidacin†	triazaacenaphthylene bacterial type II topoisomerase inhibitor	uncomplicated urinary tract infection (uUTI) and gonorrhea (GC)	III

GSK Annual Report 2020    255

Pipeline, products and competition continued

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones

Compound	Mechanism of Action	Indication	Phase	MAA	NDA/BLA

HIV^ and Infectious Diseases continued
4182136 (VIR-7831)†	anti-spike protein Antibody	COVID-19	II/III
3036656†	Leucyl t-RNA synthetase inhibitor	Tuberculosis	II
3228836†	HBV antisense	Hepatitis B	II
3640254	HIV maturation inhibitor	HIV infection	II
3186899†	CRK-12 inhibitor	Visceral leishmaniasis	I
3810109†	HIV attachment inhibitor	HIV infection	I
3739937	HIV maturation inhibitor	HIV infection	I
3882347†	FimH antagonist	uncomplicated urinary tract infection (uUTI)	I
3494245†	Proteasome inhibitor	Visceral leishmaniasis	I
2556286†	Mtb cholesterol dependent inhibitor	Tuberculosis	I
3729098†	Ethionamide booster	Tuberculosis	I
4182137 (VIR-7832)†	anti-spike protein Antibody	COVID-19	I

Immuno-inflammation
Benlysta	B lymphocyte stimulator monoclonal antibody	Lupus Nephritis	Approved (US) Submitted (EU)	S: Jun20	A: Dec20
Benlysta + rituximab†	B lymphocyte stimulator monoclonal antibody + cluster of differentiation 20 (CD20) monoclonal antibody	Systemic Lupus Erythematosus	III
otilimab (3196165)†	Granulocyte macrophage colony- stimulating factor inhibitor	Rheumatoid arthritis COVID-19 related acute pulmonary disease	III II
3858279†	CCL17 inhibitor	Osteoarthritis pain	I
2982772	RIP1 kinase inhibitor	Psoriasis	I

Respiratory
Trelegy (fluticasone furoate + vilanterol† + umeclidinium)	Glucocorticoid agonist + long-acting beta2 agonist + muscarinic acetylcholine antagonist	Asthma	Approved (US) Submitted (EU)	S: Jan20	A: Sep20
Nucala	Interleukin 5 (IL5) antagonist	Hypereosinophilic syndrome Nasal polyposis COPD	Approved (US)/ Submitted (EU) Submitted (US/EU) III	S:Oct20 S:Oct20	A:Sep20 S:Sep20
3511294†	Interleukin 5 (IL5) antagonist (long-acting)	Asthma	III
3923868	PI4K beta inhibitor	Viral COPD exacerbations	I

Other Pharmaceuticals
daprodustat	Prolyl hydroxylase inhibitor	Anaemia associated with chronic renal disease	JNDA Approved III (RoW)		JNDA: Jun20
linerixibat	Ileal bile acid transporter (IBAT) inhibitor	Cholestatic pruritus in PBC (primary biliary cholangitis)	II
3439171†	Hematopoietic prostaglandin D2 synthase (H-PGDS) inhibitor	Duchenne muscular dystrophy	I
2798745†	TRPV4 channel blocker	Diabetic macular edema (DME)	I
3915393†	Transglutaminase 2 (TG2) inhibitor	Celiac disease	I

256    GSK Annual Report 2020

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Financial statements
Investor information

Pipeline, products and competition continued

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones

Compound	Vaccine Type	Indication	Phase	MAA	NDA/BLA

Vaccines
Shingrix†	Recombinant protein – adjuvanted	Herpes Zoster prophylaxis for immunocompromised	Approved (EU) Submitted (US)	A: Jul 20	S: Sep 20
Rotarix	Live attenuated, PCV (Porcine circovirus) free	Rotavirus prophylaxis	Approved in EU (Variation) III (US)	A: Feb 20
Bexsero	Recombinant protein	Meningococcal B disease prophylaxis in infants (US)	III
MMR	Live attenuated	Measles, mumps, rubella prophylaxis (US)	III
Men ABCWY	Recombinant protein – conjugated	Meningococcal A,B,C,W, Y disease prophylaxis in adolescents	III
RSV	Recombinant protein	Respiratory syncytial virus prophylaxis in pregnant woman population to prevent respiratory syncytial virus lower respiratory tract illness in infants during first months of life by transfer of maternal antibodies†	III
	Recombinant protein – adjuvanted	Respiratory syncytial virus prophylaxis in older adult population†	III
	Replication-defective recombinant viral vector	Respiratory syncytial virus prophylaxis in paediatric population	II
Malaria next generation† (fractional dose)	Recombinant protein – adjuvanted	Malaria prophylaxis (Plasmodium falciparum)	II
Menveo	Conjugated – Liquid formulation	Meningococcal A,C,W, Y disease prophylaxis in adolescents	II
Shigella†	Bioconjugated (tetravalent)	Shigella diarrhoea prophylaxis	II
Therapeutic HBV†	Prime-boost with viral vector vaccines co- or sequentially administrated with adjuvanted recombinant proteins	Treatment of chronic Hepatitis B infections – aims at functional cure by controlling and resolving the infection and reducing the need for further treatment	I/II
C. Difficile†	Recombinant protein – adjuvanted	Active immunization for the prevention of the primary C. Difficile diseases and for prevention of recurrences	I
SAM (Rabies model)	Self-Amplifying mRNA	Rabies prophylaxis	I
S. aureus†	Recombinant protein – bioconjugated – adjuvanted	Active immunization for the prevention of primary and recurrent Soft-Skin-Tissue Infections caused by S. aureus	I
COVID-19 plant-derived virus-like particles vaccine (Medicago)†*	Recombinant protein – adjuvanted	COVID-19	II/III
COVID-19 vaccine (Sanofi)†*	Recombinant protein – adjuvanted	COVID-19	II
COVID-19 vaccine (SK Bioscience)†*	Recombinant protein nanoparticle – adjuvanted	COVID-19	I/II
SAM (COVID-19 model)	Self-Amplifying mRNA	COVID-19	I

GSK Annual Report 2020    257

Pipeline, products and competition continued

Pharmaceutical products, competition and intellectual property

			Major competitor brands	Patent expiry dates[2]

Products	Compounds	Indication(s)		US	EU

Respiratory
Anoro Ellipta	umeclidinium bromide/ vilanterol trifenatate	COPD	Stiolto Respimat, Utibron/Ultibro Breezhaler, Duaklir Genuair Bevespi Aerosphere, Brimica Genuair	2027 (NCE) 2027-2030 (device/ formulation)	2029 (NCE) 2022-2026 (device/ formulation)
Arnuity Ellipta	fluticasone furoate	asthma	Beclazone, Pulmicort, Budesonide Gx, Asmanex, Alvesco	2021 (NCE) 2027-2030 (device/ formulation)	2023 (NCE) 2022-2026 (device/ formulation)
Avamys/Veramyst	fluticasone furoate	rhinitis	Dymista, Xhance, Nasonex, Fluticasone Gx	2021[1]	2023
Flixotide/Flovent	fluticasone propionate	asthma/COPD	Beclazone, Pulmicort, Budesonide Gx, Asmanex, Alvesco	expired (Diskus device) 2023-2026 (HFA-device)	expired (Diskus device) expired (HFA-device)
Incruse Ellipta	umeclidinium bromide	COPD	Spiriva Handihaler/ Respimat, Yupelri, Braltus, Seebri Breezhaler, Bretaris Genuair	2027 (NCE) 2027-2030 (device/formulation)	2029 (NCE) 2022-2026 (device/formulation)
Nucala	mepolizumab	severe eosinophilic asthma, EGPA hypereosinophilic syndrome	Xolair, Cinqair, Fasenra, Dupixent	expired[3]	expired[3]
Relvar/Breo Ellipta	fluticasone furoate/ vilanterol trifenatate	asthma/COPD	Symbicort, Foster, Budesonide/Formetrol Gx Sirdupla, Dulera	2025 (NCE) 2027-2030 (device/ formulation)	2027 (NCE) 2022-2026 (device/formulation)
Seretide/Advair	salmeterol xinafoate/ fluticasone propionate	asthma/COPD	Symbicort, Foster, Budesonide/Formetrol Gx Sirdupla, Dulera	expired (Diskus device) 2023-2026 (HFA-device)	expired (Diskus device) expired (HFA-device)
Trelegy Ellipta	fluticasone furoate/ vilanterol trifenatate umeclidinium bromide	COPD	Trimbow, Breztri Aerosphere, Trixeo Aerosphere, Enerzair Breezhaler	2027 (NCE) 2027-2030 (device/ formulation)	2029 (NCE) 2022-2026 (device/formulation)
Ventolin HFA	albuterol sulphate	asthma/COPD	generic companies	2023-2026 (HFA-device)	expired (HFA-device)

Anti-virals
Valtrex	valaciclovir	genital herpes, coldsores, shingles	Prevymis, Valacyclovir Gx, Valcyte	expired	expired

Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Vimpat, Trokendi XR, Inovelon	expired	expired
Imigran/Imitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired
Seroxat/Paxil	paroxetine	depression, various anxiety disorders	Trintellix, Aplenzin Viibryd, Zoloft	expired	expired

Cardiovascular and urogenital
Avodart	dutasteride	benign prostatic hyperplasia	Harnal, Vesomni, Urorec	expired	expired

Anti-bacterials
Augmentin	amoxicillin/clavulanate potassium	common bacterial infections	generic products	NA	expired

1	Generic competition commenced in 2017.
2	Includes Supplementary Protection Certificates which were granted in multiple countries in EU and patent term extensions granted in the US.
3	Data exclusivity expires 2025 (EU) and 2027 (US).

258    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Pipeline, products and competition continued

Pharmaceutical products, competition and intellectual property continued

			Major competitor brands	Patent expiry dates[2]

Products	Compounds	Indication(s)		US	EU
Oncology Zejula	niraparib	ovarian cancer	Lynparza, Rubraca	2030 (NCE)	2028 (NCE)
Blenrep	belantamab mafodotin	relapsed/refractory multiple myeloma	Sarclisa, Xpovio	2032	2032
Immuno-inflammation
Benlysta, Benlysta (SC and IV)	belimumab	systemic lupus erythematosus, lupus nephritis	Lupkynis	2025	2026
HIV
Juluca	dolutegravir, rilpivirine	HIV/AIDS	Descovy, Genvoya, Odefsey, Biktarvy	2027 (NCE)	2029 (NCE)
Dovato	dolutegravir, lamivudine	HIV/AIDS	Descovy, Genvoya, Odefsey, Biktarvy	2027 (NCE)	2029 (NCE)
Selzentry/Celsentri	maraviroc	HIV/AIDS	Isentress, Intelence, Prezista	2022 (NCE)	2023 (NCE)
Tivicay	dolutegravir	HIV/AIDS	Isentress, Prezista Symtuza, Reyataz, Biktarvy	2027[1] (NCE)	2029 (NCE)
Triumeq	dolutegravir, lamivudine and abacavir	HIV/AIDS	Descovy, Genvoya Odefsey, Biktarvy	2027 (NCE)	2029 (NCE)

Vaccine products, competition and intellectual property

			Major competitor brands	Patent expiry dates[2]

Products	Compounds	Indication(s)		US	EU
Bexsero	meningococcal group-B vaccine	Meningitis group B prevention	Trumenba	2027	2028
Boostrix	diphtheria, tetanus, acellular pertussis	diphtheria, tetanus, acellular Pertussis booster vaccination	Adacel	expired	expired
Infanrix Hexa/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	Prophylaxis against diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	Pentacel, Pediacel, Pentaxim, Pentavac, Hexaxim, Hexyon Vaxelis	expired	expired
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	human papilloma virus type 16 and 18	Gardasil (Silgard)	2028	2022
Fluarix Tetra	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	seasonal influenza prophylaxis	Intenza, Flumist QIV, Vaxigrip QIV, Fluzone QIV, Fluzone High Dose	2022	2022
FluLaval	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	seasonal influenza prophylaxis	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad, Intenza, Flumist	2022	2022
Menveo	meningococcal group A, C, W-135 and Y conjugate vaccine	Meningitis group A, C, W-135 and Y prophylaxis	Nimenrix, Menactra	2025	2025
Prepandrix	derived split inactivated influenza virus antigen, AS03 adjuvant	pandemic H5N1 influenza prophylaxis	Aflunov, Vepacel	—	2026
Priorix, Priorix Tetra[a,b] Varilrix[b]	live attenuated measles, mumps, rubella and varicella vaccine	measles, mumps, rubella and chickenpox prophylaxis	MMR II (M-M-RVaxPro) Proquad, Varivax	expired	expired
Rotarix	Human rotavirus RIX4414 strain	Rotavirus prophylaxis	Rotateq	2022	2026
Synflorix	conjugated pneumococcal polysaccharide	Prophylaxis against invasive disease, pneumonia, acute otitis media	Prevenar (Prevnar)	NA	2026
Shingrix	zoster vaccine recombinant, adjuvanted	herpes zoster (shingles)	Zostavax	2026	2026

1	See Note 46 to the financial statements, ‘Legal proceedings’.
2	Includes Supplementary Protection Certificates which were granted in multiple countries in EU and patent term extensions granted in the US.
a	Related compounds/indications are measles, mumps and rubella vaccine/prophylaxis
b	Related compound is varicella vaccine

GSK Annual Report 2020    259

Pipeline, products and competition continued

Consumer Healthcare products and competition

Brand	Products	Application	Markets	Competition
Oral health
Sensodyne, Pronamel	toothpastes, toothbrushes, mouth rinse	relief of dentinal hypersensitivity. Pronamel additionally protects against acid erosion	global	Colgate Sensitive Pro-Relief, Colgate-Palmolive Elmex, Colgate-Palmolive Oral B, Procter & Gamble
parodontax/ Corsodyl	toothpaste, daily/medicated mouthwash, gel and spray	helps stop and prevent bleeding gums, treats and prevents gingivitis	global	Colgate Total Gum Health, Colgate-Palmolive Oral B Gum & Enamel Repair, Crest Gum Detoxify, Procter & Gamble
Polident, Poligrip, Corega	denture adhesive, denture cleanser, wipes	improve retention and comfort of dentures, cleans dentures	global	Fixodent and Kukident, Procter & Gamble, Steradent, Reckitt Benckiser
Aquafresh	toothpastes, toothbrushes mouthwashes	aids prevention of dental cavities, maintains healthy teeth, gums and fresh breath	global	Colgate, Colgate-Palmolive Crest, Procter & Gamble Oral-B, Procter & Gamble
Pain relief
Panadol and Panadol Cold & Flu	tablets, caplets, infant syrup	paracetamol-based treatment for headache, joint pain, fever, cold symptoms	global (except US)	Aspirin, Bayer Tylenol, Johnson & Johnson Nurofen, Reckitt Benckiser
Voltaren	topical gel	non-steroidal, diclofenac based anti-inflammatory	global	Salonpas, Hisamitsu Aspirin, Bayer Tylenol, Johnson & Johnson Nurofen, Reckitt Benckiser
Advil non-respiratory range	tablets, caplets, gel caplets, liquid filled suspension, drops (children’s)	ibuprofen based treatment for headache, toothache, backache, menstrual cramps, muscular pains, minor pain of arthritis	US, Canada, Brazil, Colombia, Mexico	Tylenol, Tylenol PM, Tylenol Children’s Motrin, Motrin Children’s, Johnson & Johnson Aleve, Aleve PM, Bayer
Vitamins, minerals and supplements
Centrum	tablets, gummies, capsules, chewables	vitamin supplement	global	Nutralite, Infinitus Cheong-Kwan-Jung, By-Health, Nature Made, Herbalife, Swisse
Caltrate	tablets, gummies, soft chews	calcium supplement	global	Citracal, Bayer, OS-Cal, Nature Made and private label
Emergen-C	powder, gummies	immune support dietary supplement	US, Canada	Airborne, Reckitt Benckiser Zicam, Church & Dwight Nature made, Pharmavite Sambucol, Healthcare Brands International Ester-C, American Health
Respiratory health
Otrivin	nasal spray	nasal decongestant	Germany, Netherlands, Norway, Russia, Sweden	Afrin, Bayer, Nasivin, Proctor & Gamble, Tyzine, Johnson & Johnson
Theraflu	hot liquids, tablets, syrups	cold and flu relief	Russia, Poland, US	Tylenol Cold & Flu, Johnson & Johnson Mucinex, Reckitt Benckiser Lemsip, Reckitt Benckiser
Advil Respiratory Cold and Flu, Advil Respiratory Allergy	tablets	allergy relief and cold & flu relief		Tylenol Cold & Flu, Johnson & Johnson, Lemsip, Mucinex, Reckit Benckiser
Flixonase/Flonase Piriton	nasal spray, tablets	allergy relief	US, China, UK, Ireland	Claritin, Bayer, Allegra, Sanofi Zyrtec, Johnson & Johnson
Robitussin	syrup, tablets	cough/cold	US, Canada, Singapore, Philippines, Australia	Mucinex, Reckitt Benckiser Dimetapp, Foundation Consumer Healthcare
Digestive health and other
Zovirax Abreva	topical cream and non-medicated patch	lip care to treat and prevent the onset of cold sores	global	Compeed, Johnson & Johnson Carmex, Carma Labs Blistex, Blistex Incorporated retail own label
ChapStick	lip balm	protect, moisturise, prevent and soothe chapped lips	global	Blistex, Burt’s Bees, Carmex, Carma Labs, EOS, Nivea, Beiersdorf, Vaseline, Unilever
ENO	effervescent	immediate relief antacid	global (except US)	Estomazil, Hypermarca, Gelusil
Tums	chewable tablets	immediate relief antacid	US	Alka-Seltzer, Bayer Gaviscon, Reckitt Benckiser Rolaids, Sanofi
Nicorette (US), NicoDerm, Nicotinell (ex. Australia)	lozenges, gum and trans-dermal patches	treatment of nicotine withdrawal as an aid to smoking reduction and cessation	global	Nicorette, Johnson & Johnson NiQuitin, Perrigo

260    GSK Annual Report 2020

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Governance and remuneration
Financial statements
Investor information

Principal risks and uncertainties

We outline below the principal risks and uncertainties relevant to GSK’s business, financial condition and operations that may affect our performance and ability to achieve our objectives. These are the risks that we believe could cause our actual results to differ materially from expected and historical results.

In 2020 Board oversight was extended beyond the Audit & Risk Committee, to include more involvement from the Corporate Responsibility Committee and Science Committee. These committees considered GSK’s risks and the strategies used to address them. In doing so they drew on annual business unit risk and assurance update reports, strategy papers for our most significant risks, and the Corporate Executive Team’s (CET’s) annual risk review.

During the year we further developed our risk management framework, moving from annual to quarterly upwards reporting for most of our principal risks. This has enabled the Risk Oversight and Compliance Council to oversee risk in a more dynamic way. We continued to evolve how we report new and emerging risks and external environmental insights. We also made reporting more data driven, with key risk indicators enabling more agile risk management strategies. In addition, risks and mitigations relating to COVID-19 were incorporated within our most significant risks, to complement the pandemic risks identified and managed by the Global Issues Management Team and reported to the CET.

We are required to comply with a broad range of laws and regulations which apply to the research and development,

manufacturing, testing, approval, distribution, sales and marketing of pharmaceutical, vaccine and consumer healthcare products. These affect the cost of product development, the time required to reach the market and the likelihood of doing so successfully on an uninterrupted basis.

As rules and regulations change, government interpretation evolves, and our business activities develop, the nature of a particular risk may also alter. Changes to certain regulatory regimes may be substantial. Any alteration in, and failure to comply with, applicable laws and regulations could materially and adversely affect our financial results.

Similarly, our global business exposes us to litigation and government investigations, including but not limited to product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, including related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could also materially and adversely affect our financial results.

More detail on the status and various uncertainties in our significant unresolved disputes and potential litigation is set out in Note 46 ‘Legal proceedings’.

UK regulations require a discussion of the mitigation activities a company takes to address principal risks and uncertainties. Below is a description of each of our principal risks with a summary of the activities that we take to manage each risk across our businesses. They are not listed in order of significance.

Patient safety

Risk definition

Failure to appropriately collect, review, follow up, or report human safety information (HSI), including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Risk impact

Our ability to effectively collect, manage and analyse safety information associated with our products enables us to conduct robust safety signal detection activities. This, in turn, ensures we make decisions based on the most up-to-date risk/benefit profile of our products and take all appropriate measures to safeguard patients and consumers. If we do not effectively manage risks to our patient safety activities, the most serious repercussion could be harm to patients. This could also lead to reputational damage, product-related litigation, governmental investigation and regulatory action, including fines, penalties and even the loss of product marketing authorisation.

Context

Our licence to operate depends on our compliance with global pharmacovigilance requirements. We are fully accountable for safeguarding patients and complying with global regulations. However, we augment our pharmacovigilance capabilities by using third parties, and continue to seek innovative solutions (e.g., automation and machine learning) for improved patient safety management through more efficient, reliable and accurate data collection and interrogation.

We collect information on the safety and efficacy of our products in humans during clinical development and gain more comprehensive information on real-world use once our products are on the market. Safety information is not only obtained by our own ongoing safety surveillance activities; external parties also analyse publicly-available clinical trial results or other data. The variety of sources and the increasing volume of safety data in the setting of variable and complex global regulations present new and evolving challenges to how we conduct pharmacovigilance. For example, we must collect sensitive health information to develop robust product safety profiles while ensuring adherence to increasingly stringent global privacy regulations and remaining vigilant to the threat of cyberattacks.

As a result of the COVID-19 pandemic, GSK’s Safety organisation and our third parties quickly and effectively adopted new ways of working which did not impact patient safety. However, the urgent need for effective treatment and prevention of COVID-19, and the political discourse around developing such treatment and prevention, increased regulatory, governmental and public scrutiny on how our industry ensures, through development and regulatory measures, the safety and efficacy of medicines and vaccines. This environment could undermine regulatory, governmental and public trust in medicines for treating COVID-19. This may, in turn, negatively influence healthcare decisions for other diseases, leading to reputational damage or product liability lawsuits.

GSK Annual Report 2020    261

Principal risks and uncertainties continued

Patient safety continued

Mitigating activities

Our Chief Medical Officer (CMO) is accountable for the Patient Safety enterprise risk and human safety matters, in collaboration with the Head of Global Safety and with support from business unit-specific CMOs. A cross-enterprise safety governance board oversees implementation of our control framework, including risk management. A Global Safety Board and subsidiary business unit-specific product safety boards ensure that human safety is addressed proactively throughout a product’s lifecycle.

Our global policy on management of human safety information requires that all employees immediately report issues relating to the safety of our products. Our Third-Party Oversight framework ensures that third parties at risk of encountering human safety information are identified and trained appropriately.

Safety information for all products and from all sources is collected, processed, reported, analysed and followed up in compliance with global regulations. This information allows us to detect safety signals for our products and take timely action on information that changes a product’s risk/benefit profile.

Proposed actions are discussed with regulatory authorities and can include updating the prescribing information, communicating with healthcare providers, restricting product prescribing/availability to help assure safe use, and carrying out further clinical trials. In certain cases, it may be appropriate to stop clinical trials or to withdraw a product from the market.

In 2020 we embedded changes to our central and local safety departments, with increased support for core pharmacovigilance activities from third-party vendors. Our operating model was tested by the pandemic and, while areas for improvement were identified in terms of vendor flexibility and capacity, we adapted quickly and were at full operational capacity in the second half of the year with no impact on patient safety. We are implementing a new safety signal management tool, have leveraged automation where possible for case processing, and are preparing for the integration of the Pfizer Consumer Healthcare safety database. In 2021 we will further refine the global Pharmacovigilance organisation to deliver additional efficiencies, including a focus on advancing innovation and automation.

Product quality

Risk definition

Failure by GSK, its contractors or suppliers to ensure:

–	Appropriate controls and governance of quality in product development;

–	Compliance with good manufacturing practice or good distribution practice regulations in commercial or clinical trials manufacture and distribution activities;

–	Compliance with the terms of GSK product licences and supporting regulatory activities.

Risk impact

A failure to ensure product quality could have far reaching implications in patient and consumer safety, product launch delays, drug shortages and product recalls, as well as having regulatory, legal and financial consequences. These could materially and adversely affect GSK’s reputation and financial results.

Context

The external environment for product quality remains challenging.

The European Medicines Agency (EMA) is about to implement two new sets of requirements. In May 2021, EMA regulations covering the licensing of medical devices will become effective. The new Annex 1 Guidance for the Manufacture of Sterile Medicinal Products is also due for release. GSK is preparing to implement both sets of requirements.

We are reviewing the manufacturing processes for all products to identify the risks for the presence of nitrosamine impurities, to comply with updated regulatory requirements. This work will continue through 2021. Where necessary we will mitigate any identified risks.

GSK is increasingly using new technology to enhance the manufacture and testing of our products, for example, we are continuing to deploy new electronic documentation systems and advanced laboratory information management tools. The threat of cyberattacks remains a key risk to the integrity of product quality data and its audit trail.

Significant changes are taking place in GSK as we implement our new organisational alignments and strategy. These changes are assessed by our quality organisations to make sure our quality procedures and governance can facilitate the strategy, while also ensuring that no unintended consequences increase our product quality risk.

Mitigating activities

An extensive global network of quality and compliance professionals, from site to senior management level, is aligned with each business unit to provide oversight and assist with the delivery of quality performance and operational compliance. Such management oversight is accomplished through a hierarchy of quality councils, an independent chief product quality officer and a global product quality office that oversee product quality risk across the company.

We have developed and implemented a single quality management system that defines the quality standards and systems for our businesses associated with pharmaceutical, vaccine and consumer healthcare products, and for clinical trial materials. This system has a broad scope and is applicable throughout the product lifecycle, from R&D to mature commercial supply. It is augmented by a consolidation of numerous regulatory requirements from markets across the world, which assures it meets external expectations for product quality in the markets we supply. Our system is based on the internationally-recognised principles from the ICH Q10 pharmaceutical quality system framework.

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Principal risks and uncertainties continued

Product quality continued

Our quality management system is routinely updated to ensure it keeps pace with the evolving external regulatory environment and new scientific understanding of our products and processes. As part of our drive to continually improve the operational deployment of our quality management system, we are making our policies and procedures simpler to understand and implement and adopting innovative tools to give a more user-friendly experience. Staff members are regularly trained in regulatory expectations and learnings from inspections and existing procedures to ensure continued maintenance of Current Good Manufacturing Practice standards.

We have implemented a risk-based approach to assessing and managing third party suppliers that provide materials used in our finished products. Contract manufacturers that make our products are expected to comply with GSK standards and are regularly audited to provide assurance that they do.

Product incident committee processes are in place to investigate product issues and make recommendations on remediation activities including, where necessary, the recall of products to protect patients and consumers. An established complaint process also ensures GSK responds appropriately to product quality issues raised by patients and customers.

Independent functions review and triage allegations of non-compliance or misconduct received through formal and informal ‘Speak Up’ channels. Global disciplinary and enforcement procedures apply to any breaches of our standards, and are initiated, as appropriate, following investigations.

We leverage key risk indicators to support risk management activities and provide GSK’s Corporate Executive Team and Risk Oversight and Compliance Council with an integrated assessment of product quality performance.

Financial controls and reporting

Risk definition

Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose GSK to litigation and regulatory action and could materially and adversely affect our financial results. In the current global pandemic, there can be significant changes at short notice. Failure to comply with changes in the substance or application of the laws governing transfer pricing, dividends, tax credits and intellectual property could also materially and adversely affect our financial results.

Inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults could lead to significant losses.

Context

We are required by the laws of various jurisdictions to publicly disclose our financial results and events that could materially affect the Group’s financial results. Regulators routinely review the financial statements of listed companies for compliance with new, revised or existing accounting and regulatory requirements. We believe that we comply with the appropriate regulatory requirements concerning our financial statements and the disclosure of material information, including any transactions relating to business restructuring such as acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this could lead to restatements of previously-reported results and significant penalties.

Our Treasury group deals daily in high value transactions, mostly foreign exchange and cash management transactions. These transactions involve market volatility and counterparty risk.

The Group’s effective tax rate reflects the locations of our activities and the value they generate, which determine the jurisdictions in which profits arise and the applicable tax rates. These may be higher or lower than the UK statutory rate and may reflect regimes that encourage innovation and investment in R&D by providing tax incentives which, if changed, could affect GSK’s tax rate. In addition, the worldwide nature of our operations means that our cross-border supply routes, necessary to ensure supplies of medicines into numerous countries, can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. This can lead to double taxation, with profits taxed in more than one country. The complexity of tax regulations also means that we may occasionally disagree with tax authorities on the technical interpretation of a particular area of tax law. The tax charge included in our financial statements is our best estimate of tax liability pending any audits by tax authorities.

We expect there to be a continued focus on tax reform, driven by initiatives of the OECD and the EC to address the tax challenges arising from digitalisation of the economy. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. Regardless of their merit or outcomes, these may be costly, divert management attention and adversely impact our reputation and relationship with key stakeholders.

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Principal risks and uncertainties continued

Financial controls and reporting continued

Mitigating activities

Financial results are reviewed and approved by regional management, before being reviewed by GSK’s Group Financial Controller and Chief Financial Officer (CFO). This allows our Financial Controller and CFO to assess the evolution of the business over time, and to evaluate its performance to plan. Significant judgements are reviewed and confirmed by senior management. Technical or organisational transformation, newly acquired activities and external risks, such as the COVID-19 pandemic, are integrated into risk assessments and appropriate controls and reviews are applied.

We maintain a control environment designed to identify material errors in financial reporting and disclosure. The design and operating effectiveness of key financial reporting controls are regularly reviewed by management and tested by external third parties. A minimum standard control set is in place for all finance locations, irrespective of size, which is reviewed by management and monitored independently. This provides us with the assurance that controls over key financial reporting and disclosure processes have operated effectively. Our Global Finance Risk Management and Controls Centre of Excellence provides extra support during significant transformations, such as system deployment or management/structural reorganisations. We also add operational resources to ensure processes and controls are maintained during such changes. We have introduced additional risk mitigation by amending the programme timelines of system upgrades to optimise delivery.

The Disclosure Committee, reporting to the Board, reviews GSK’s quarterly results and annual report and, in consultation with its legal advisors, throughout the year determines whether it is necessary to disclose publicly information about the Group through stock exchange announcements. We keep up-to-date with the latest developments in financial reporting requirements by working with our external auditor and legal advisors.

The Treasury management group meets regularly to seek to ensure that liquidity, interest rate, counterparty, foreign currency transaction and foreign currency translation risks are all managed in line with the conservative approach detailed in the associated risk strategies and policies adopted by our Board.

Counterparty exposure is subject to defined limits approved by the Board for both credit rating and individual counterparties. A corporate compliance officer, operating independently of Treasury, oversees Treasury’s role in managing counterparty risk in line with agreed policy. Further details on mitigation of Treasury risks can be found on pages 214 to 217, Note 43 ‘Financial instruments and related disclosures’.

GSK manages tax risk through robust internal policies, processes, training and compliance programmes. We seek to maintain open and constructive relationships with tax authorities worldwide. We monitor government debate on tax policy in our key jurisdictions so that we can understand and share an informed point of view regarding any potential future changes in tax law. Where relevant, we provide pragmatic and constructive business input to tax policy makers, either directly or through industry trade bodies. This includes advocating reform to support economic growth and job creation, as well as the needs of our patients and other key stakeholders. We submit significant tax decisions to our Tax Governance Board which meets quarterly and is made up of senior GSK Finance employees.

Our tax affairs are managed on a global basis by a team of tax professionals, led by the Global Head of Tax, who work closely with the business on a day-to-day basis. The Global Tax team is suitably qualified for the roles they perform, and we support their training needs so they can provide up to date technical advice in line with their responsibilities.

We submit tax returns according to statutory time limits and engage proactively with tax authorities to seek to ensure our tax affairs are current, entering into continuous audit programmes and advance pricing agreements where appropriate. These arrangements provide long-term certainty for both tax authorities and GSK over the tax treatment of our business, based on full disclosure of all relevant facts. We seek to resolve any differences of interpretation in tax legislation with tax authorities in a cooperative manner. In exceptional cases, we may have to resolve disputes through formal proceedings.

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Principal risks and uncertainties continued

Anti-bribery and corruption (ABAC)

Risk definition

The ABAC risk comprises five sub-risk areas:

–	Bribery of public officials by GSK;

–	Bribery of commercial and other non-public entities by GSK;

–	Bribery by third parties acting on behalf of GSK;

–	GSK employees receiving and/or requesting bribes and/or other undue personal benefit;

–	Other corruption-non-compliance with laws and regulations related to money laundering or facilitation of tax evasion by third parties/clients/partners.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action, and civil and criminal liability and may compromise the Group’s ability to supply its products under certain government contracts. In addition, failure to prevent bribery or corruption could have substantial implications for GSK’s reputation and the credibility of senior leaders and might erode investor confidence in our governance and risk management. It could also lead to legal and financial penalties.

Context

The overall environment for ABAC remains challenging. Countries are holding individuals, as well as corporations, accountable by increasing the employer duty of care. Divergence of legislation, increasing political protectionism, social inequality and pricing pressures are making compliance harder. Society is holding corporations to ever higher standards, with technology providing a rapid and anonymous avenue for dissemination of previously confidential information and even for damaging false reports.

Enforcement actions and penalties have increased across the globe with the focus on use of third-party intermediaries. Proposed EU legislation would require businesses to carry out due diligence on potential human rights and related-environmental impacts of their operations and supply chains, imposing a legal standard of care. In addition, the impact of COVID-19 on businesses, including disruptions in manufacturing, the supply chain, import/export and travel, etc., could increase the risk of bribery and corruption.

Supportive aspects of the external environment include an increase in transparency and collaboration among enforcement authorities with the aim of reducing bribery and corruption globally. Advances in technology are also providing better platforms to streamline processes and detect potential issues.

Mitigating activities

We have an enterprise-wide ABAC programme designed to ensure compliance with our ABAC policies and mitigate the risk of bribery and corruption. It builds on our business standards, values and expectations to form a comprehensive and practical approach to compliance that is flexible to the evolving nature of our business.

Programme governance is provided through enterprise risk management overseen by GSK’s ABAC Governance Board which includes representation from key functional areas.

We have appropriate controls in place around transactions and payments to third parties, such as training, awareness raising and strong monitoring. We plan to continue with pre- and post-transaction ABAC due diligence, to increase the capabilities in the business on monitoring, oversight and red flag resolution of third parties, and to review controls and accountabilities of government officials. We continue to assess and understand our money laundering risk exposure and mitigate any existing risk.

Our Code of Conduct, values and expectations, and commitment to zero tolerance towards bribery and corruption are integral to how we mitigate this risk. In light of the complexity and geographic breadth of the risk, we constantly evolve our oversight of activities and data; reinforce to our workforce GSK’s clear expectations regarding acceptable behaviours; and maintain regular communications between the centre and local markets.

Our ABAC programme is built on best in class principles and is subject to ongoing review and development. It provides us with the basis from which we seek to manage the risk from both top down and bottom up. For example, the programme comprises top-level commitment from our Board and leadership, and a data analytics programme to create and embed local key risk indicators to enable targeted intervention and risk management activities.

The programme is underpinned by a global ABAC policy, and other written standards, that address commercial and other practices that give rise to ABAC risk. In addition, the programme mandates enhanced controls over interactions with government officials and during business development transactions. Controls in our ABAC policy establish due diligence requirements for the engagement of third parties.

We have a dedicated team responsible for the implementation and evolution of the ABAC programme in response to developments in the internal and external environment. The ABAC team continually works with other groups across the enterprise to address and improve controls and monitoring requirements. The team’s work is complemented by independent oversight and assurance from the Audit and Assurance and independent business monitoring teams. Issues identified during oversight and assurance exercises, and from investigations, are used to identify areas for specific intervention in the markets and to continuously improve the programme.

We periodically provide mandatory ABAC training to employees and relevant third parties in accordance with their roles and responsibilities and the risks they face.

We continually benchmark our ABAC programme against those of other large multinational companies and use external expertise and internal insights to drive improvements.

Formal and informal ‘Speak Up’ channels are available to report misconduct or non-compliance. Allegations of non-compliance are reviewed and triaged by the central investigations team and allocated for investigation as appropriate.

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Principal risks and uncertainties continued

Commercial practices and pricing

Risk definition

Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of our medicines and vaccines; appropriate interactions with healthcare professionals/organisations and patients; legitimate and transparent transfers of value; and pricing and competition (or antitrust) regulations in commercial practices, including trade channel activities and tendering business.

Risk impact

Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of medicines and vaccines; with appropriate interactions with healthcare professionals (HCPs), organisations and patients; with legitimate and transparent transfers of value; and with pricing and competition (or antitrust) regulations in commercial practices, including trade channel activities and business tendering, could, materially and adversely affect our ability to deliver our strategy and long term priorities. Additionally, it may result in incomplete awareness of the risk/benefit profile of our products and possibly suboptimal treatment of patients and consumers; governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions, and criminal and/or financial penalties. Any practices that are found to be misaligned with our values could also result in reputational harm and dilute trust established with external stakeholders.

Context

We continue to evolve our business operations to operate globally in a highly regulated and extremely competitive biopharma industry, where our peers may make significant product innovations and technical advances and intensify price competition. In the Consumer Healthcare marketplace, where our partners are classic retail, pharmacies and, increasingly, online platforms, we face similarly robust competition. In this challenging environment, to achieve our strategic objectives, we must continue to develop commercially viable new products and deliver additional uses for existing products that address the needs of patients, consumers, HCPs and payers.

In common with other pharmaceutical, vaccine and consumer healthcare companies we are embracing opportunities in an evolving digital landscape while facing uncertain market conditions due to the global COVID-19 pandemic and continued downward price pressure in major markets.

Developing new pharmaceutical, vaccine and consumer healthcare products is a costly, lengthy and uncertain process. A candidate product may fail at any stage, including after the investment of significant economic and human resources. Our competitors’ products or pricing strategies, or our potential failure to develop commercially successful products or deliver additional uses for existing products, could materially and adversely affect our ability to achieve GSK’s strategic objectives.

We are committed to the ethical and responsible commercialisation of our products in support of our purpose to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this purpose, we engage the healthcare community in various ways to provide important information about our medicines and vaccines.

By promoting our approved products, we seek to ensure that HCPs globally have access to the information they need, that patients and consumers have the facts and products they require, and that products are prescribed, recommended or used in a manner that provides maximum healthcare benefits. We are committed to communicating information related to our approved products in a responsible, legal and ethical manner.

Mitigating activities

Our strategic objectives are designed to ensure we achieve our purpose. We continue to strive for new product launches that are competitive and resourced effectively, and to ensure that a healthy proportion of Group sales come from new products or innovations.

By establishing new products that meet the price expectations of patients, consumers, HCPs, payers, shareholders and the community we are able to maintain a strong global business and remain relevant to the needs of patients and consumers. Our values and behaviours provide a guide for how we lead and make decisions. We constantly strive to do the right thing and deliver quality products and sustain reliable supply to meet customer needs. In doing so, we seek to ensure our actions reflect GSK’s values, behaviours and purpose.

GSK has acted to enhance and improve our policies and standards, application of data analytics and our channel activities. We have developed policies to support the strong growth of our Consumer Healthcare internet channels and digital marketing activities, using artificial intelligence-powered tools to improve the oversight of more than 700 GSK websites. We have also improved the control framework around reporting of adverse events in the digital space by upgrading our customer service.

We have policies and standards governing commercial activities that we undertake or are carried out on our behalf. We have implemented training of all relevant employees to support the evolution of our activities. All our commercial activities worldwide must conform to high ethical, regulatory, and industry standards. Where local standards differ from global ones, we apply those that are most stringent. Where the standards of an acquired company or joint venture partner differ from our global standards, we will remediate legacy policies and implement revisions so they align.

Our Consumer Healthcare business has harmonised policies and procedures, to guide regional and global commercial practice processes, and clarified applicable standards for operations in the markets in which we operate. We are also reducing our number of export hubs from more than 20 to five, complemented by a specific control framework for their activity. In China we have developed a specific promotion code, to enable responsible business growth and employee behaviour. In 2020 we trained more than 1,800 employees in the new code.

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Principal risks and uncertainties continued

Commercial practices continued

GSK’s Pharmaceuticals, Consumer Healthcare and Vaccines businesses have adopted our internal control framework to support its assessment and management of risks. Business unit risk management and compliance boards, that manage risks across in-country business activities, oversee commercial activities and their monitoring programmes. We continue to improve the framework and culture of our compliance processes.

All promotional materials and activities must be reviewed and approved according to our policies and standards and conducted in accordance with local laws and regulations; these requirements seek to ensure that such materials and activities fairly represent the Group’s products or services. Consumer Healthcare has deployed a new copy approval tool to improve controls over important promotional activity. Where necessary, in the event of misconduct, we have disciplined employees, up to and including termination of contract, and clawed back remuneration from senior management.

We have continued to evolve our incentive programme for Pharmaceuticals and Vaccines sales representatives to better recognise and reward individual effort. In specialty care, for example, the capped variable pay element of representatives’ compensation is evaluated on the basis of individual sales targets. This approach, which has been implemented in more than 30 markets, is supported by a comprehensive training, control, and monitoring framework to ensure full alignment with GSK’s values-based approach to HCP engagement.

We allow fair market value payments to be made by GSK to expert practitioners to speak about our innovative medicines and vaccines in most countries in North America, Europe and Asia Pacific during a restricted time period in a product’s lifecycle. Controls and training ensure appropriate oversight across markets. Where permitted we report payments to individual HCPs as part of our commitment to transparency and responsible disclosure.

Consumer Healthcare has been a key driver in the development of an ethical code for the Global Self-Care Federation, setting principles for promotion to healthcare practitioners and pharmacy staff.

GSK is committed to complying with all applicable sanctions laws and regulations and has deployed a programme to enable management of sanctions risk. The programme, led by GSK Finance, is made up of various systems and controls including, but not limited to, policies and procedures, training and awareness, screening, monitoring and risk reporting.

Non-promotional engagement

Risk definition

Failure to engage in non-promotional activities that are consistent with external regulations, internal policies, and GSK values regarding scientific engagement with healthcare professionals and patients, including i) communications relating to our medicines or associated disease areas; ii) appropriate conduct of interactions; and iii) legitimacy and transparency of those interactions.

Risk impact

Without controls in place, the risk could result in reputational damage, governmental or regulatory investigations (e.g., regarding real, perceived or disguised promotion including off-label and prior-authorisation promotion, and real or perceived provision of medical advice), criminal investigations and penalties, civil litigation or competitor complaints affecting our financial results and reducing the trust of the general public, patients, healthcare professionals, payers, regulators and governments. At the same time, failure to engage fully and appropriately could also result in reputational damage, patient harm and financial loss.

Context

Non-promotional engagements are diverse activities directed at healthcare professionals, as well as patients, payers and other stakeholders. They aim to improve patient care through the exchange or provision of knowledge on the use of GSK medicines and vaccines and about related diseases. Non-promotional engagement with external stakeholder groups is vital to GSK, as a research-based healthcare company, and necessary for scientific and medical advances. We expect our non-promotional activities to be scientifically sound and accurate, conducted ethically and transparently and compliant with applicable codes, laws and regulations. However, non-promotional engagements are largely unregulated. Therefore, measured risk taking, rooted in sound values, and principles-based decision making, training, communication and monitoring are key to managing the risk and enabling full and appropriate engagement.

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Non-promotional engagement continued

Mitigating activities

Our Chief Medical Officer (CMO) oversees all non-promotional engagement as enterprise risk owner.

The GSK Code of Practice is the key internal policy for non-promotional engagement activities. These activities include, among others, scientific interactions, support of medical and disease education, advice seeking, scientific communication of our research, and disease awareness for the general public. In 2020 we launched a revised Code of Practice supported by revised Standard Operating Procedures, in order to become a more agile and innovative organisation.

In 2020 COVID-19 resulted in a significant increase in virtual engagements (e.g., with external experts, advisory boards, patient advocacy, patient engagements and congresses). We further modernized our practices and applied our internal principles and policies to this rapidly changing and growing environment. We are evolving our employee training so that our people understand the risk associated with non-promotional activities, and conduct them in compliance with GSK’s values and policies, local laws and regulations. This training must be extended to third parties who support non-promotional activities to ensure they also understand and comply with the risk mitigation to ensure non-promotional activities are not, or do not appear as, promotion. We continue to build effective management monitoring systems and apply key risk indicators for managing non-promotional engagement.

Privacy

Risk definition

The failure to collect, secure, use and destroy Personal Information (PI) in accordance with data privacy laws can lead to harm to individuals (e.g. financial, stress, prejudice) and GSK (e.g. fines, operational, financial and reputational).

Risk impact

Non-compliance with data privacy laws globally could lead to harm to individuals and GSK. It could also damage trust between GSK and individuals, communities, business partners and government authorities.

Many countries have increased the enforcement powers of their data protection authorities by allowing them to impose significant fines, impact cross-border data flows, or temporarily ban data processing. Many new country laws also give individuals the right to bring collective legal actions against companies like GSK for failure to comply with data privacy laws.

Context

Data privacy legislation is diverse with limited harmonisation or simplification. It is challenging for multinationals to standardise their approach to compliance with data privacy laws. Governments are enforcing compliance with data privacy laws more rigorously. The focus on the ethical use of personal information is growing, over and above compliance with data privacy laws, due to an increase in the volume of data processed and advances in technology.

Workforce protection and effective privacy controls for research during the COVID-19 pandemic are creating unique challenges. Additionally, new data privacy laws, enforcement activities and court decisions – like the Court of Justice of the European Union ruling for Schrems II – are creating uncertainties for international data transfers and potential localisation requirements.

Mitigating activities

The Group’s Chief Compliance Officer is also the chair of our Privacy Governance Board, which oversees GSK’s overall data privacy operating model. Each GSK business area has appointed a risk owner accountable for overseeing its privacy risks, who is supported by privacy leaders within their business. In some countries data privacy laws require a data protection officer (DPO) to be appointed. GSK has appointed a single DPO for the EU, who is represented and supported in specific countries by country privacy advisors.

Our Chief Compliance Officer is GSK’s enterprise risk owner (ERO). The ERO has appointed a delegate risk owner, the global privacy officer (GPO), who has day-to-day accountability for designing and implementing the control framework. The GPO co-leads the cross-functional Privacy Centre of Excellence, together with the Global Privacy Counsel. They are supported by privacy officers, privacy counsel, and multiple country privacy advisors (who are familiar with local privacy regulations).

GSK has evolved the initial control framework implemented for the EU General Data Protection Regulation into a comprehensive privacy control framework, based on global privacy principles common across the global privacy landscape. This global framework has been deployed in countries exhibiting a need for such a comprehensive framework, based on factors like robust local privacy legislation, established data protection authorities, and GSK footprint. Beyond those countries, we have started preparations to involve, resource and educate the employees in remaining undeployed countries with a GSK footprint.

Our Privacy Centre of Excellence is responsible for:

–	operating and improving the centralised global privacy control framework;

–	continuously assessing and providing relevant and proportionate controls and aid to non-deployed markets;

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Privacy continued

–	monitoring new, or changing, laws and adapting the privacy framework accordingly; and

–	deploying a comprehensive training programme to drive greater awareness and accountability for managing personal information across the entire organisation.

We certify key GSK privacy network roles with an accredited international privacy association.

We continuously improve our processes, such as issue identification, reporting and handling, through monitoring. The Privacy Centre of Excellence is involved in new business development opportunities at an early stage to ensure appropriate due diligence is performed and the right steps are taken when onboarding or splitting off a business unit.

Research practices

Risk definition

Research Practices risk is the failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, it is the failure to engage in scientific activities that are consistent with the letter and spirit of the law and industry, or the Group’s requirements. It comprises the following sub-risks: Non-Clinical & Laboratory Research; Human Subject Research; Data Integrity; Care, Welfare & Treatment of Animals; Human Biological Samples Management; Data Disclosure; Regulatory Filings & Engagement; and Patents.

Risk impact

The potential impacts of the risk include harm to human subjects, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the Group by governmental and private plaintiffs (product liability suits and claims for damages), loss of revenue due to inadequate patent protection or inability to supply GSK products, and regulatory action such as fines, penalties, or loss of product authorisation. Any of these could materially and adversely affect our financial results and damage the trust of patients and customers.

Context

Research involving animals can raise ethical concerns. In many cases, however, research in animals is the only way to investigate the effects of a potential new medicine in a living body other than in humans. Animal research provides critical information about the causes and mechanisms of diseases and therefore remains a vital part of our research. We continually seek ways in which we can minimise our use of animals in research, development and testing, while complying with regulatory requirements and reducing the impact on the animals used.

Human subject research, including clinical trials in healthy volunteers and patients, assess and demonstrate an investigational product’s efficacy and safety, or further evaluate the product once it has been approved. We disclose this research externally, according to regulations, ethical principles and industry commitments.

We also work with human biological samples, which are fundamental to the discovery, development and safety monitoring of our products. GSK is committed to ensuring that human biological samples are managed in accordance with relevant laws, regulations and ethical principles, in a manner that respects the interests of sample donors.

The integrity and governance of our data is essential to success in all stages of the data lifecycle, including design, generation, recording and management, analysis, reporting, storage and retrieval. Our R&D data are governed by legislation and regulatory requirements. Data and supporting documents are core components at various stages of pipeline progression decision making and form the content of regulatory submissions, publications and patent filings. Poor data integrity and governance could compromise GSK’s R&D efforts and negatively impact our reputation.

There are innate complexities and interdependencies in regulatory filings, particularly given our global R&D footprint. Ever changing and increasingly stringent submission requirements continue to increase the complexity of worldwide product registration. The supply of GSK medicines to patients is dependent on the ongoing compliance and maintenance of licences across many geographies, whose requirements and timelines differ. The secure management of the high volume of lifecycle changes to these licences, and their renewal, is critical to compliant supply. Failure to maintain our licences will directly impact patients and company revenue.

A wide variety of biological materials are used by GSK in the discovery, research and development of our assets. Through the Convention on Biological Diversity (CBD) and the Nagoya Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human origin in R&D.

We support the principles of access to, and benefit sharing of, genetic resources as outlined in the CBD and the Nagoya Protocol. We also recognise the importance of appropriate, effective and proportionate implementation measures at national and regional levels.

Patent rights are awarded to protect innovation and play an important role in providing a competitive advantage in the market for a limited period of time. Any loss of patent protection in a market for GSK’s products developed through our R&D – including reducing the term, availability or scope of patent rights – could materially and adversely affect our financial results in that market. Inadequate patent or data exclusivity protection which could lead, for example, to competition from manufacturers of generic or biosimilar pharmaceutical products could limit our opportunity to rely on such markets for future sales growth. This could also materially and adversely impact our financial results.

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Principal risks and uncertainties continued

Research practices continued

Following expiration of certain intellectual property rights, a generic or biosimilar manufacturer may lawfully produce a competing copy of a product. Introduction of generic products typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products.

Mitigating activities

We have an established Office of Animal Welfare, Ethics and Strategy (OAWES), led by our Chief Veterinary Officer, that supports the humane and responsible care of animals, carries out ethical reviews, independent scientific reviews of animal studies, and shares knowledge and advocates for the application of non-animal alternatives. The OAWES provides a framework of animal welfare governance, defines and provides oversight for animal care and use training, promotes the replacement, refinement and reduction of animals in research, conducts quality assessments, manages a programme of external animal diligence, and develops and deploys strategies on reproducibility of experiments and translatability to human clinical end points.

GSK’s Chief Medical Officer oversees the following enterprise Medical Governance Boards:

–	The Human Subject Research Board and Risk Forum provide oversight for the human subject research that we sponsor and support to ensure it conforms to ethical, medical and scientific standards

–	The Data Disclosure Board and Risk Forum oversee disclosure of our sponsored and supported human subject research. We make information available on our clinical studies, including summaries of the results – whether positive or negative.

We have a global human biological samples management (HBSM) governance framework to oversee the ethical and lawful acquisition and management of human biological samples. Our HBSM enterprise risk management team works to minimise the risks related to the acquisition, storage, use, transfer, and disposal of human biological samples.

Enhancing our data integrity controls remains an important priority. Our data integrity committees provide oversight, with data integrity quality assurance teams conducting assessments to provide independent business monitoring of our internal controls for R&D activities.

The Regulatory Governance Board serves as the global regulatory risk management and compliance board. It promotes compliance with regulatory requirements and procedures and oversees Group-wide written standards for cross-business regulatory processes. A significant programme is underway to replace and modernise our regulatory information management systems across GSK.

We established an Access and Benefit Sharing Centre of Excellence to oversee requirements and enforcement measures for the acquisition and use of genetic material of non-human origin in line with the Nagoya Protocol.

Our R&D organisation maintains and controls pre-publication procedures to guard against public disclosure in advance of filing patent applications. In addition, because loss of patent protection can occur due to a lack of data integrity in preparing patent application data and information, legal experts collaborate with R&D to support the review process for new patent applications.

The Research practices risk is overseen by an enterprise framework that seeks to ensure strengthened governance across R&D in our Pharmaceuticals, Vaccines and Consumer Healthcare businesses.

Under the leadership of the Research practices enterprise risk owner, management of the risk takes a pragmatic approach to information sharing, streamlining risk identification and escalation while ensuring ownership stays with the business.

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Environment, health and safety

Risk definition

Failure in management of:

–	execution of hazardous activities;

–	GSK’s physical assets and infrastructure;

–	handling and processing of hazardous chemicals and biological agents;

–	control of releases of substances harmful to the environment in both the short and long term;

leading to incidents which could disrupt our R&D and Supply activities, harm employees, harm the communities and harm the local environments in which we operate.

Risk impact

Failure to manage EHS risks could lead to significant harm to people, the environment and the communities in which we operate; fines; inability to meet stakeholder expectations and regulatory requirements; litigation or regulatory action; and damage to the Group’s reputation, which could materially and adversely affect our financial results.

Context

GSK is subject to the health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment, and the communities in which we operate, as well as potential obligations to remediate contaminated sites. Overall, our control framework for managing EHS risk is effective.

Mitigating activities

The Corporate Executive Team is responsible for EHS governance and risk oversight and ensures there is an effective control framework in place, and in use, to manage the risks, impacts and legal compliance issues that relate to EHS across each of our businesses. This includes assigning responsibility to senior managers for providing and maintaining these controls and ensuring that tiered monitoring and governance processes are in place within their businesses. Individual managers seek to ensure that the EHS control framework is effective and well implemented in their respective business area, and that it is fully compliant with all applicable laws and regulations and is adequately resourced, maintained, communicated, and monitored. Additionally, each employee is personally responsible for ensuring that they follow all applicable local standard operating procedures.

Our risk-based, proactive approach is articulated in our global EHS policy and detailed in our global EHS standards against which we audit all our operations to ensure compliance. We ensure hazards are appropriately controlled through the safe design of facilities, plant and equipment, and by following rigorous procedures that help us provide effective barriers to protect employees’ health and safety.

Despite our extensive safety programmes, tragically we experienced two employee fatalities, one at a manufacturing site in Canada and another in a road traffic accident in India. There was an additional work-related fatality in Belgium, involving a construction worker not under GSK’s direct supervision. We conducted extensive investigations into the causes of each fatality to ensure we could take actions to reduce the risk of similar tragic incidents occurring. We have developed a safety improvement plan to further strengthen our existing safety practices.

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Principal risks and uncertainties continued

Environmental sustainability

Risk definition

Failure in the management of:

–	Physical climate and environmental risks;

–	Current and future regulatory requirements for environmental policies and taxes;

–	Delivery and performance of management environmental objectives;

leading to: reduced supply chain resilience; product life cycle management issues, loss of trust/reputation with employees, investors, customers, regulators and other stakeholders; increased costs; loss of sales or market access; negative impacts on the environment.

Risk impact

GSK recognises that the way we respond to climate change and manage environmental risks impacts our ability to supply products to patients and consumers and could lead to harm to the environment and impact our reputation.

Failure to meet fast-evolving regulatory requirements and stakeholder expectations could result in litigation or regulatory actions, which may materially and adversely impact our financial results.

Context

It is increasingly understood that the effects of climate change and nature loss, which are themselves interconnected, are impacting human health. Internal and external expectations for companies to address their impact on the environment are increasing; as are the effects of climate change on operational resilience, in regard to access to energy, water and the natural resources used in products, along with potential cost increases from any regulatory changes or environmental taxes.

Mitigating activities

In November 2020, GSK announced a new commitment to have net zero climate impact and to be net nature positive by 2030. These goals build on our long-term ambition, as set out in 2010, to reduce our impact on the environment.

The Corporate Executive Team (CET) is responsible for environmental sustainability governance and risk oversight. It ensures there is an effective framework in place, and in use, to manage the risks across each of our businesses and to deliver on the commitments made. GSK has a dedicated environmental sustainability enterprise risk plan in place. The CET’s responsibilities include appointing dedicated senior leaders and resources to provide and maintain risk controls and ensure that governance processes are established and effective within their businesses.

We will continue to control antibiotic emissions from manufacturing effluents at all GSK facilities, and those of our suppliers, following good operational practice and meeting emission limits as defined by the AMR Alliance Manufacturing Framework.

We continuously assess our business resilience to climate change against the Task Force on Climate-related Financial Disclosures framework guidelines.

We ensure reductions in carbon emissions, energy, water and waste are delivered and managed by our mature programmes and by including eco-design considerations into products and packaging.

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Information security

Risk definition

The risk that unauthorised disclosure, theft, unavailability or corruption of GSK’s information or key information systems may lead to harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, damage to our reputation or regulatory sanction.

Risk impact

Failure to adequately protect GSK’s information, or key information systems, may cause harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.

Context

The overall information security environment is challenging, because of the difficulty of keeping pace with increasingly sophisticated cyber threats. This is due to many factors including, the complexity of large regulated organisations; the well-resourced nature of hacking activities; and the increasing demands for accountability of data handled by companies. We continue to reassess GSK’s reliance on interconnectivity with third party contractors, partners and suppliers. The COVID-19 pandemic has emerged as another significant external factor impacting how information security is managed at GSK. COVID-19-related threats include an increase in ransomware attacks against the healthcare sector, as hackers have used the opportunity to disrupt critical healthcare operations and, in some cases, seize healthcare research related to COVID-19 vaccines and treatments.

GSK operates a highly-connected information network which holds confidential research and development, manufacturing, commercial, workforce and financial data. This means that our systems and information have been and will continue to be the target of cyberattacks. We continue to consolidate information systems to reduce attack points and enable more focused controls. GSK’s strategic approach to digital analytics will further increase our dependency on digital assets and distributed data. Our continued analysis and assessment of GSK’s critical data assets and the threats to those assets will require a continuous re-evaluation of emerging risks to GSK. Mitigating actions already defined in these areas includes the secure deployment and operation of GSK resources in high-risk markets, the risk posed by GSK having data in the Cloud, and the potential for complexity resulting from agile business-led IT development across the enterprise.

Mitigating activities

We have a global information security policy and accompanying IT standards and processes that are supported by a dedicated team and programme of activity. The GSK Technology, Security and Risk function provides strategy, direction and oversight. This includes active monitoring of cybersecurity, while enhancing our global information security capabilities through an ongoing programme of investment. In 2020, we made the following significant investments in mitigation activities, which we will continue to advance in the coming year:

–	Modernising cyber operations to ensure the timely detection and response to information security incidents

–	Modernising operational technology (OT) to address the age, complexity and global footprint of the OT environment in manufacturing and R&D sites

–	Optimising security architecture to mitigate the risk of network users using email, externally-connected communications and removeable media inappropriately, whether intentionally or unintentionally. We are also continuing to remediate and improve the control environment for privileged or elevated user rights across GSK’s systems

–	Transferring third party risk management to a managed service partner. This organisation will process GSK’s critical and sensitive information and support the development of a solution that will enable us to move all third parties that access our IT resources remotely to a more secure environment

–	Enabling business performance in high risk markets by assessing data and information originating in, and flowing to, international markets where local laws and norms represent a heightened risk to the confidentiality, integrity and availability of GSK’s operational systems.

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Principal risks and uncertainties continued

Supply continuity

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.

Risk impact

We recognise how important the continuity of supply of our products is to the patients and consumers who rely on them. A material interruption of supply could lead to litigation or regulatory action, including exclusion from healthcare programmes and financial penalties that might adversely affect the Group’s financial results. GSK’s international presence, and those of our partners, expose our workforce, facilities, operations and IT to potential disruption from natural events (e.g., storms and earthquakes), man-made events (e.g., the imposition of trading barriers at short notice, civil/political unrest, terrorism and cyberattacks), and public health emergencies (e.g., the global COVID-19 pandemic). It is therefore vital that we have robust crisis management and recovery plans in place to manage such events.

Context

Our supply chain operations are subject to review and approval by various regulatory agencies that effectively provide our licence to operate. Failure of our manufacturing and distribution network to deliver products could lead to litigation or regulatory action, such as product recalls and seizures, interruption of supply, delays in approval of new products, and suspension of manufacturing operations pending resolution of manufacturing or logistics issues.

We rely on materials and services provided by third party suppliers to make our products. These include active pharmaceutical ingredients, antigens, intermediates, commodities, and components for developing, manufacturing and packaging pharmaceutical, vaccine and consumer healthcare products. Our third-party oversight includes the outsourcing of operations, such as contract manufacturing and clinical research organisations, that provide manufacturing and support development of key products on our behalf.

Although we undertake risk mitigation, we recognise that certain events could still result in delays or service interruptions. We use effective crisis management and business continuity planning to ensure the health and safety of our people and to minimise the impact on supply, by maintaining functional operations in the event of a natural or man-made disaster, or a public health emergency. Drug shortages are reported to appropriate regulatory authorities such as the US Food and Drug Administration for transparency and to solicit feedback on risk mitigation.

Supply performance expectations increased during the COVID-19 pandemic as governments sought to secure supply for key medicines and vaccines. We prioritised, and aligned behind, the manufacture and supply of these pandemic medicines with our suppliers, leveraging strategic stocks and modifying supply routes to avoid disrupting the availability of our finished products.

We also participated in the EU’s new reporting system for anticipated drug shortages, introduced during the pandemic to proactively resolve supply issues before they potentially impacted hospital intensive care units.

Mitigating activities

The supply chain model adopted in our Pharmaceuticals, Vaccines and Consumer Healthcare business units is designed to ensure, as far as possible, the supply, quality and security of our products around the world.

Supply chain governance committees within each business unit closely monitor the inventory status and delivery of our products, with the aim of ensuring that customers have the products they need. Improved links between commercial forecasting and manufacturing – made possible by our core commercial cycle – should, over time, reduce the risk associated with demand fluctuations and any impact on our ability to supply, or the cost of write-offs where products exceed their expiry date. Each node of the supply chain is periodically reviewed to ensure adequate safety stock, while balancing working capital in our end-to-end supply chain. Particular attention is placed on mitigating supply risks associated with medically-critical, high-revenue products and key new product launches.

We routinely monitor the compliance of external manufacturing suppliers and service providers to identify and manage risks in our supply base. Where practical, we minimise our dependence on single sources of supply for critical items. Where alternative sourcing arrangements are not possible for certain materials, our inventory strategy aims to limit the impact and ultimately protect the supply chain from unanticipated disruption.

We continue to implement anti-counterfeit systems like product serialisation in accordance with new and emerging supply chain requirements around the world, such as the EU Falsified Medicines Directive.

Corporate policy requires each business and functional area head to ensure effective crisis management and business continuity plans, including authorised response and recovery strategies, key areas of responsibility and clear communication routes, are in place before any business disruption occurs. Corporate Security supports the business by coordinating crisis management and business continuity training, facilitating simulation exercises, assessing preparedness and recovery capability, and providing assurance oversight of GSK’s central repository of plans supporting our critical business processes.

Each business unit performs risk oversight through their respective Risk Management and Compliance Board to assure adequate risk mitigation, including identifying new and emerging threats. For example, we have taken a coordinated approach to evaluating and managing the implications for GSK of Brexit.

These activities help ensure that we maintain an appropriate level of readiness and response capability. We also develop and maintain partnerships with external bodies, including the Business Continuity Institute and the UN International Strategy for Disaster Risk Reduction, which helps improve our business continuity initiatives in disaster-prone areas and supports the development of community resilience to disasters.

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Transformation

Risk definition

Failure to deliver the plan for successful transformation and separation of GSK into two competitive standalone companies: New GSK, a biopharma company, and new Consumer Healthcare.

Risk impact

The failure to manage the increasing macro level risk due to COVID-19 in relation to the delivery of the transformation plan could materially and adversely affect our ability to deliver GSK’s strategy and long-term priorities.

Context

In February 2020, GSK announced a new ‘Future Ready’ programme to prepare for its separation into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in consumer healthcare. As GSK increases investment in R&D and new product launches, the two-year separation programme aims to drive a common approach to innovation across modalities with improved capital allocation; to align and improve the capabilities and efficiencies of global support functions to support New GSK; to further optimise the supply chain and portfolio, including divesting non-core assets; and to prepare Consumer Healthcare to operate as a standalone company. Once complete, the outlook of both companies will have been fundamentally strengthened, making them more efficient, modern and automated, with future skills and capabilities that will extend beyond the transition timeline.

Mitigating activities

The Future Ready Office (FRO), established in the fourth quarter of 2019, is accountable for monitoring the progress, performance and risks associated with creating the two new leading companies. It reports monthly to the Corporate Executive Team (CET) to ensure there is enterprise oversight of the plan, using key performance and risk indicators. In addition, GSK’s Chief Executive Officer (CEO), Chief Financial Officer, Chief Strategy Officer and Head of FRO meet the leaders of Consumer Healthcare when input and approval of key design choices for that new company is required. Overall, the balance between transformation and separation is upheld through clear governance, joint New GSK and Consumer Healthcare coordination, rigorous progress tracking and the setting of clear parameters.

The GSK Board is regularly informed of the Future Ready programme lead indicators through the CEO Board Report at each Board meeting. A Transformation and Separation Committee has been established at Board level to support and advise management’s work on transforming and separating the Group. This committee is chaired by the GSK Chairman and includes our Senior Independent Director and the Chairs of the Audit & Risk, Remuneration and Corporate Responsibility Committees.

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Shareholder information

Share capital and control

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2020 can be found in Note 36 to the financial statements, ‘Share capital and share premium account’.

Our Ordinary Shares are listed on the London Stock Exchange (LSE) and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). Each ADS represents two Ordinary Shares. For details of listed debt and where it is listed refer to Note 29 to the financial statements, ‘Net debt’.

Holders of Ordinary Shares and ADS are entitled to receive dividends (when declared) and the company’s Annual Report. They are also entitled to attend, speak, appoint proxies and exercise voting rights at general meetings of the company.

There are no restrictions on the transfer, or limitations on the holding, of Ordinary Shares and ADS and no requirements to obtain approval prior to any transfers. No Ordinary Shares or ADS carry any special rights with regard to control of the company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders. There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.

Shares acquired through the Group’s employee share plans rank equally with the other shares in issue and have no special rights. The trustees of our Employee Share Ownership Plan trusts have waived their rights to dividends on shares held by those trusts.

Exchange controls and other limitations affecting holders

Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force in the UK restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the company’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

Interests in voting rights

Other than as stated below, as far as we are aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR 5) is published on a Regulatory Information Service and on the company’s website, www.gsk.com.

The company has received notifications in accordance with DTR 5 of the following notifiable interests in the voting rights in the company’s issued share capital:

	31 December 2020			3 March 2021
	No. of voting rights	Percentage of total voting rights(1)	No. of voting rights	Percentage of total voting rights(1)
BlackRock, Inc	332,238,289(2)	6.40%	332,238,289(2)	6.40%
Dodge & Cox	–	–	253,464,108(3)	5.04%

(1)	Percentage of total voting rights at the date of notification to the company.

(2)	Comprising an indirect interest in 329,124,508 Ordinary Shares and a holding of 3,113,781 Qualifying Financial Instruments (Contract for Difference).

(3)	Comprising an indirect interest in 99,377,874 Ordinary Shares and 154,086,234 American Depositary Shares.

The company has not acquired or disposed of any interests in its own shares during the period under review, with the exception of those transferred from Treasury to satisfy awards under the Group’s employee share plans.

Share buy-back programme

The Board has been authorised to issue and allot Ordinary Shares under Article 9 of the company’s Articles of Association. The power under Article 9 and the authority for the company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the company may be cancelled, held as Treasury shares or used for satisfying share options and grants under the Group’s employee share plans.

Our programme covers purchases of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2020, when the company was authorised to purchase a maximum of just under 502 million shares. Details of shares purchased, cancelled, held as Treasury shares and subsequently transferred from Treasury to satisfy awards under the Group’s employee share plans are disclosed in Note 36 to the financial statements, ‘Share capital and share premium account’.

In determining specific share repurchase levels, the company considers the development of free cash flow during the year. No shares have been purchased since 2014.

The company confirms that it does not currently intend to make any market purchases in 2021. The company will review the potential for future share buy-backs in line with its usual annual cycle and subject to return and ratings criteria.

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Shareholder information continued

Share capital and control continued

Market capitalisation

The market capitalisation, based on shares in issue excluding Treasury shares, of GSK at 31 December 2020 was £67.33 billion. At that date, GSK was the 6th largest company by market capitalisation in the FTSE index.

Share price	2020 £	2019 £	2018 £
At 1 January	17.79	14.91	13.23

At 31 December	13.42	17.79	14.91

Increase/(decrease)	(24.6)%	19.3%	12.7%

High during the year	18.46	18.19	16.22

Low during the year	12.92	14.36	12.43

The table above sets out the middle market closing prices. The company’s share price decreased by 24.6% in 2020. This compares with an increase in the FTSE 100 index of 14.3% during the year. The middle market closing share price on 3 March 2021 was £12.08.

Nature of trading market

The following table sets out, for the periods indicated, the high and low middle market closing prices for the company’s Ordinary Shares on the LSE and for the ADS on the NYSE.

	Ordinary Shares			ADS

		UK£ per share		US$ per share

	High	Low	High	Low

March 2021*	12.09	12.01	34.24	33.73

February 2021	13.68	11.91	37.59	33.61

January 2021	14.14	13.42	39.24	36.80

December 2020	14.17	13.33	37.97	36.09

November 2020	14.68	13.25	39.17	34.40

October 2020	14.50	12.92	37.69	33.42

September 2020	15.33	14.35	39.90	37.38

Quarter ended 31 December 2020	14.68	12.92	39.17	33.42

Quarter ended 30 September 2020	16.60	14.35	42.16	37.38

Quarter ended 30 June 2020	17.42	14.89	42.74	37.14

Quarter ended 31 March 2020	18.46	13.75	47.89	31.85

Quarter ended 31 December 2019	18.19	16.36	47.32	41.19

Quarter ended 30 September 2019	17.45	15.90	42.68	39.68

Quarter ended 30 June 2019	16.07	15.02	41.88	38.64

Quarter ended 31 March 2019	15.97	14.36	41.87	37.83

Year ended 31 December 2019	18.19	14.36	47.32	37.83

Year ended 31 December 2018	16.22	12.43	41.94	35.49

Year ended 31 December 2017	17.22	12.76	44.37	34.66

Year ended 31 December 2016	17.23	13.45	45.49	37.39
* to 3 March 2021

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Shareholder information continued

Analysis of shareholdings at 31 December 2020

	Number of accounts	% of total accounts	% of total shares	Number of shares
Holding of shares

Up to 1,000	73,707	71.20	0.47	25,340,430

1,001 to 5,000	23,295	22.50	0.93	50,136,696

5,001 to 100,000	5,413	5.23	1.55	83,179,656

100,001 to 1,000,000	739	0.71	4.79	258,213,935

Over 1,000,000	374	0.36	92.26	4,968,318,900

	103,528	100.00	100.00	5,385,189,617

Held by

Institutional and Corporate holders	4,829	4.66	61.90	3,333,752,207

Individuals and other corporate bodies	98,696	95.34	14.03	755,558,172

Guaranty Nominees Limited	2	0.00	17.47	940,673,288

Held as Treasury shares by GlaxoSmithKline	1	0.00	6.60	355,205,950

J.P. Morgan Chase Bank, N.A. is the Depositary for the company’s American Depository Receipt (ADR) programme. The company’s ADS are listed on the NYSE. Ordinary Shares representing the company’s ADR programme, which is managed by the Depositary, are registered in the name of Guaranty Nominees Limited. At 3 March 2021, Guaranty Nominees Limited held 935,976,788 Ordinary Shares representing 18.60% of the issued share capital (excluding Treasury shares) at that date.

At 3 March 2021, the number of holders of Ordinary Shares in the US was 949 with holdings of 947,263 Ordinary Shares, and the number of registered holders of ADS was 19,411 with holdings of 467,988,394 ADS. Certain of these Ordinary Shares and ADS were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the US is not representative of the number of beneficial holders or of the residence of beneficial holders.

Dividends

The company pays dividends quarterly and continues to return cash to shareholders through its dividend policy. Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. The company aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

Dividends per share

The table below sets out the dividend per share and per ADS for the last five years. The dividend per ADS is translated into US dollars at applicable exchange rates.

Year	Dividend	pence	US$
2020		80	–*

2019		80	1.98

2018		80	2.08

2017		80	2.16

2016		80	2.00

*

The Q4 2020 ordinary dividend receivable by ADS holders will be calculated based on the exchange rate on 8 April 2021. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) will be charged by the Depository. The cumulative dividend receivable by ADS holders for Q1, Q2 and Q3 2020 was $1.48.

The Board intends to maintain the dividend for 2021 at the current level of 80p per share, subject to any material change in the external environment or performance expectations, and to implement a new distribution policy for dividends from 2022. Details of the dividends declared, the amounts and the payment dates are given in Note 16 to the financial statements, ‘Dividends’.

2021 Dividend calendar

Quarter	Ex-dividend date	Record date	Payment date
Q4 2020	18 February 2021	19 February 2021	8 April 2021

Q1 2021	20 May 2021	21 May 2021	8 July 2021

Q2 2021	19 August 2021	20 August 2021	7 October 2021

Q3 2021	18 November 2021	19 November 2021	13 January 2022

Q4 2021	24 February 2022	25 February 2022	7 April 2022

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Shareholder information continued

Financial calendar 2021

Event	Date

Quarter 1 Results announcement	April 2021

Annual General Meeting	May 2021

Biopharma Investor Update	June 2021

Quarter 2 Results announcement	July 2021

Quarter 3 Results announcement	October 2021

Preliminary/Quarter 4 Results announcement	February 2022

Annual Report publication	February/March 2022

Annual Report distribution	March 2022

Information about the company, including the share and ADS price, is available on our website at www.gsk.com. Information made available on the website does not constitute part of this Annual Report.

Results announcements

Results announcements are issued to the LSE and are available on its news service. They are also sent to the US Securities and Exchange Commission (SEC) and the NYSE, issued to the media and made available on our website.

Financial reports

The company publishes an Annual Report which is made available on our website from the date of publication. Shareholders may elect to receive notification by email of the publication of Annual Reports by registering on www.shareview.co.uk, and may also elect to receive a printed copy of the Annual Report by contacting our registrar, Equiniti Limited.

Copies of previous Annual Reports are available on our website. Printed copies can also be obtained from our registrar (see page 282 for the contact details).

Annual General Meeting 2021

Our Annual General Meeting (AGM) will be held at 2.30pm (UK time) on Wednesday, 5 May 2021 at 980 Great West Road, Brentford, Middlesex TW8 9GS, which is the company’s registered office.

The AGM will be broadcast online from our registered office and, in line with the UK Government’s COVID-19 restrictions, physical attendance by shareholders will not be permitted. All shareholders will be invited to attend the meeting electronically. The AGM is the company’s principal forum for communication with private shareholders. In addition to the formal AGM business, there will be a presentation by the CEO on the performance of the Group and its future development. There will be an opportunity for questions to be asked of the Board. Chairs of the Board’s Committees and the Workforce Engagement Director will be available to take questions relating to their roles.

Further details on how to access the AGM, ask questions and vote, all electronically, can be found in the notice of Annual General Meeting 2021 (AGM Notice) which is available on our website at www.gsk.com.

Investors holding shares through a nominee service should arrange with that nominee service to be appointed as a proxy in respect of their shareholding in order to attend and vote at the meeting electronically.

ADS holders wishing to attend the meeting electronically should refer to the AGM Notice for details on how to request a proxy appointment from the Depositary, J.P. Morgan Chase Bank N.A. This will enable them to attend, ask questions and vote, all electronically, on the business to be transacted at the meeting. ADS holders are reminded that if they do not instruct the Depositary as to the way in which the shares represented by their ADS should be voted by completing and returning the voting card provided by the Depositary, their shares will not be voted.

Documents on display

The Articles of Association of the company and Directors’ service contracts or, where applicable, letters of appointment between Directors and the company or any of its subsidiaries (and any side letters relating to severance terms and pension arrangements) are available for inspection at the company’s registered office by appointment.

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Shareholder information continued

Tax information for shareholders

A summary of certain UK tax and US federal income tax consequences for holders of shares and ADS who are citizens of the UK or the US is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADS and the consequences under state and local tax laws in the US and the implications of the current UK/US tax conventions.

US holders of ADS generally will be treated as the owners of the underlying shares for the purposes of the current UK/US double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for the purposes of the Internal Revenue Code of 1986, as amended.

UK shareholders

This summary only applies to a UK resident shareholder that holds shares as capital assets.

Taxation of dividends

For the 2020/21 UK tax year, UK resident individuals are entitled to a dividend tax allowance of up to £2,000, so that the first £2,000 of dividends received in a tax year will be free of tax. Dividends in excess of this allowance will be taxed at 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers.

UK resident shareholders that are corporation taxpayers should note that dividends payable on ordinary shares are generally entitled to exemption from corporation tax.

Taxation of capital gains

UK resident shareholders may be liable for UK tax on gains on the disposal of shares or ADS.

For disposals by individuals in the 2020/21 UK tax year, a taxable capital gain accruing on a disposal of shares or ADS will be taxed at 10% for basic rate taxpayers, or 20% if, after all allowable deductions, the individual’s taxable income for the year exceeds the basic rate income tax banding. Note this is following the use of any exemptions available to the individual taxpayer such as the annual exempt amount.

Corporation taxpayers may be entitled to an indexation allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss. For assets acquired on or before 1 January 2018, legislation in the Finance Act 2018 freezes the level of indexation allowance that is given in calculating a company’s chargeable gains at the value that would apply to the disposal of an asset in December 2017. For assets acquired from 1 January 2018 onwards, legislation in the Finance Act 2018 removes any indexation allowance on disposal.

Inheritance tax

Individual (UK-domiciled or otherwise) shareholders may be liable to UK inheritance tax on the transfer of shares or ADS. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s death. If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the US to be credited against tax payable in the UK.

Stamp duty and stamp duty reserve tax

UK stamp duty and/or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer. Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to SDRT and that instrument is stamped within six years of the agreement (including being stamped as exempt) any SDRT charge should be cancelled and any SDRT which has already been paid will be repaid.

US shareholders

This summary only applies to a shareholder (who is a citizen or resident of the US or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the shares or ADS) that holds shares or ADS as capital assets, is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.

The summary also does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADS as part of an integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons that own (directly or indirectly) 10% or more of the company’s stock (by vote or value), nor does it address tax treatment that may be applicable as a result of international income tax treaties.

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Investor information

Shareholder information continued

Tax information for shareholders continued

Taxation of dividends

The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADS are payable in US dollars; dividends on Ordinary Shares are payable in Sterling. Dividends paid in Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum federal rate of 23.8% plus applicable state and local tax in respect of qualified dividends. A qualified dividend as defined by the US Internal Revenue Service (IRS) is a dividend that meets the following criteria:

1.

Must be issued by a US corporation, a corporation incorporated in a US possession, or a corporation that is eligible for the benefits of a comprehensive income tax treaty deemed satisfactory, as published by the IRS

2.	The dividends are not of a type listed by the IRS as dividends that do not qualify

3.

The required dividend holding period has been met. The shares must have been owned by you for more than 60 days of the ‘holding period’ – which is defined as the 121-day period that begins 60 days before the ex-dividend date, or the day in which the stock trades without the dividend priced in. For example, if a stock’s ex-dividend date is 1 October, the shares must be held for more than 60 days in the period between 2 August and 30 November of that year in order to count as a qualified dividend.

Dividends that are not qualified are subject to taxation at the US federal graduated tax rates, at a maximum rate of 40.8%. Some types of dividends are automatically excluded from being qualified dividends, even if they meet the other requirements. These include (but are not limited to):

1.	Capital gains distributions

2.	Dividends on bank deposits

3.	Dividends held by a corporation in an Employee Stock Ownership Plan (ESOP)

4.	Dividends paid by tax-exempt corporations.

US state and local tax rates on qualified and non-qualified dividends may vary and would be assessed in addition to the federal tax rates communicated above.

Taxation of capital gains

Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADS. Such gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the shares or ADS were held for more than one year, from the date the shares were vested/released. Short-term capital gains can be subject to taxation of rates of up to 40.8%, whereas long-term capital gains may be subject to rates of up to 23.8%. State and local tax rates on capital gains may also apply.

Information reporting and backup withholding

Dividends and payments of the proceeds on a sale of shares or ADS, paid within the US or through certain US-related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless the US holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption has occurred. Non-US holders generally are not subject to information reporting or backup withholding, but may be required to provide a certification of their non-US status in connection with payments received. Any amounts withheld will be allowed as a refund or credit against a holder’s US federal income tax liability provided the required information is furnished to the IRS.

Estate and gift taxes

Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax. However, a US holder may be subject to US federal estate and gift tax.

Stamp duty

UK stamp duty and/or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADS custodian or depository at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

However, no stamp duty or SDRT should be payable on the transfer of, or agreement to transfer, an ADS.

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Other statutory disclosures

Shareholder services and contacts

Registrar

The company’s registrar is:

Equiniti Limited

Aspect House, Spencer Road, Lancing, BN99 6DA

www.shareview.co.uk

Tel: 0371 384 2991 (in the UK)*

Tel: +44 (0)121 415 7067 (outside the UK)

Equiniti provides a range of services for shareholders:

Service	What it offers	How to participate
Dividend Reinvestment Plan (DRIP)	As an alternative to receiving cash dividends you may choose to reinvest your dividends to buy more GSK shares.	A DRIP election form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti.
Dividend payment direct to your bank account (Bank Mandate)

All dividends are paid directly into your bank or building society account. To receive your cash dividends, you must provide Equiniti with your bank or building society account details. This is a quick and secure method of payment.

A dividend bank mandate form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti.
Dividend payment direct to bank account for overseas shareholders	Equiniti can convert your dividend into your local currency and send it direct to your local bank account. This service is available in over 100 countries worldwide.	For more details on this service and the costs involved please contact Equiniti.
Electronic communications

Shareholders may elect to receive electronic notifications of company communications including our Annual Report, dividend payments, dividend confirmations and the availability of online voting for all general meetings. Each time GSK publishes shareholder documents you will receive an email containing a link to the document or relevant website.

Please register at www.shareview.co.uk.
Shareview portfolio service	This enables you to create a free online portfolio to view your share balance and movements, update your address and dividend payment instructions and register your votes for our general meetings.	Please register at www.shareview.co.uk.
Deduplication of publications or mailings

If you receive duplicate copies of mailings, you may have more than one account. Please contact Equiniti and they will arrange for your accounts to be merged into one for your convenience and to avoid waste and unnecessary costs.

Please contact Equiniti.
Share dealing service† (please note that market trading hours are from 8.00am to 4.30pm UK time, Monday to Friday (excluding public holidays in England and Wales))	Shareholders may trade shares, either held in certificated form or in our Corporate Sponsored Nominee, online, by telephone or via postal dealing service provided by Equiniti Financial Services Limited.

For online transactions, please log on to: www.shareview.co.uk/dealing.

For telephone transactions, please call: 0345 603 7037 (in the UK) or +44 (0)121 415 7560 (outside the UK). Lines are open from 8.00am to 4.30pm UK time, Monday to Friday (excluding UK public holidays).

For postal transactions, please call: 0371 384 2991* to request a dealing form.

Corporate Sponsored Nominee Account

This is a convenient way to manage your shares without requiring a share certificate. The service provides a facility for you to hold your shares in a nominee account sponsored by the company. You will continue to receive dividend payments and can attend and vote at the company’s general meetings. Shareholders’ names do not appear on the publicly available share register and the service is free to join.

An application form can be requested from www.shareview.co.uk or by contacting Equiniti.
Individual Savings Accounts (ISAs)†	The company has arranged for Equiniti Financial Services Limited to provide a GSK Corporate ISA to hold GSK shares.

Details are available from www.shareview.co.uk or can be requested by telephoning Equiniti, on 0345 300 0430. Lines are open 8.00am to 4.30pm for dealing, and until 6.00pm for enquiries Monday to Friday (excluding public holidays in England and Wales).

*	Lines are open from 8.30am to 5.30pm, Monday to Friday (excluding public holidays in England and Wales).

†

The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

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Shareholders services and contacts continued

ADS Depositary

The ADR programme is administered by J.P. Morgan Chase Bank, N.A:

Regular Correspondence:

EQ Shareowner Services

P.O. Box 64504

St. Paul, MN 55164-0504

Delivery of Stock Certificates and Overnight Mail:

EQ Shareowner Services

110 Centre Point Curve, Suite 101

Mendota Heights, MN 55120-4100

www.shareowneronline.com

General: +1 800 990 1135

From outside the U.S: +1 651 453 2128

The Depository also provides Global Invest Direct, a direct ADS purchase/sale and dividend reinvestment plan for ADS holders. For details on how to enrol please visit www.adr.com or call the above helpline number to obtain an enrolment pack.

Donating shares to Save the Children

In 2013, GSK embarked on an ambitious global partnership with Save the Children to share our expertise and resources with the aim of helping to save the lives of one million children.

Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to Save the Children. Donated shares will be aggregated and sold by Save the Children who will use the funds raised to help them reach the above goal.†

To obtain a share donation form, please contact our registrar, Equiniti, which is managing the donation and sale of UK shares to Save the Children free of charge.

†

The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

Stock Exchange announcement notifications

We provide shareholders with a service to receive automatic email notifications when we publish a stock exchange announcement. To receive email notifications, please sign up for announcements at www.gsk.com in the Investors section.

Contacts

Investor relations

Investor relations may be contacted as follows:

UK

980 Great West Road

Brentford, Middlesex, TW8 9GS

Tel: +44 (0)20 8047 5000

US

5 Crescent Drive

Philadelphia PA 19112

Tel: +1 888 825 5249 (US toll free)

Tel: +1 215 751 4611 (outside the US)

GSK Response Center

Tel: +1 888 825 5249 (US toll free)

Share scam alert

If you receive an unsolicited telephone call offering to sell or buy your shares, please take extra care. The caller may be part of a highly organised financial scam.

If you are a UK shareholder, please contact the Financial Conduct Authority at www.fca.org.uk/consumers or on its consumer helpline:

Tel: 0800 111 6768 (in the UK)*

Tel: +44 (0)20 7066 1000 (outside the UK)

*	Lines are open from 8.00am to 6.00pm, UK time, Monday to Friday, except UK public holidays, and 9.00am to 1.00pm on Saturdays.

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Other statutory disclosures continued

US law and regulation

A number of provisions of US law and regulation apply to the company because our shares are quoted on the NYSE in the form of ADS.

NYSE rules

In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the US, provided that we explain any significant variations. This explanation is contained in our Form 20-F, which can be accessed from the SEC’S EDGAR database or via our website. NYSE rules require us to file annual and interim written affirmations concerning our Audit & Risk Committee (ARC) and our statement on significant differences in corporate governance.

Sarbanes-Oxley Act of 2002

Following a number of corporate and accounting scandals in the US, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide-ranging piece of legislation concerned largely with financial reporting and corporate governance.

As recommended by the SEC, the company has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the ARC. It is chaired by the Company Secretary and its members consist of senior managers from finance, legal, corporate communications and investor relations.

External legal counsel, the external auditors and internal experts are invited to attend the Disclosure Committee’s meetings periodically. The Committee has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2020, the Committee met 17 times.

Sarbanes-Oxley requires that the annual report on Form 20-F contains a statement as to whether a member of the ARC is an audit committee financial expert, as defined in rules under Sarbanes-Oxley. Such a statement for the relevant members of the ARC (Judy Lewent and Charles Bancroft) are included in the Board Committee information area of the Corporate Governance report on page 97 and in their biographies on pages 81 and 82. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley requires for the CEO and the CFO to complete formal certifications, confirming that:

–	they have each reviewed the annual report on Form 20-F

–	based on their knowledge, the annual report on Form 20-F contains no material misstatements or omissions

–	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the annual report on Form 20-F

–	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the annual report on Form 20-F

–	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

–	they have disclosed in the annual report on Form 20-F any changes in internal controls over financial reporting during the period covered by the annual report on Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting, and they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditor and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2020.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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US law and regulation continued

The CEO and CFO expect to complete these certifications and report their conclusions on the effectiveness of disclosure controls and procedures in March 2021, following which the certifications will be filed with the SEC as part of our Group’s Form 20-F.

Section 404: Management’s annual report on internal control over financial reporting

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended (the Exchange Act)):

–	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS

–	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework, Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO)

–	there have been no changes in the Group’s internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

–	management has assessed the effectiveness of internal control over financial reporting as at 31 December 2020 and its conclusion will be filed as part of the Group’s Form 20-F, and

–	Deloitte LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December 2020, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard 2201 of the Public Company Accounting Oversight Board (United States). Their audit report will be filed with the Group’s Form 20-F.

Section 13(r) of the Exchange Act

Section 13(r) of the Exchange Act requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, including transactions or dealings with government-owned entities, as well as dealings with entities sanctioned for activities related to terrorism or proliferation of weapons of mass destruction, even when those activities are not prohibited by US law and do not involve US persons.

The Group exports certain pharmaceutical, vaccine and consumer products to Iran, via sales by non-US entities that are not subsidiaries of a US entity, to two privately held Iranian distributors.

The Group does not regularly receive information regarding the identity of its distributors’ downstream customers and intermediaries in Iran, and it is possible that these parties include entities, such as government-owned hospitals and pharmacies, that are owned directly or indirectly by the Iranian government or by persons or entities sanctioned in connection with terrorism or proliferation activities.

Because the Group does not regularly receive information regarding the identity of its distributors’ downstream customers it cannot establish the proportion of gross revenue or sales potentially attributable to entities affiliated with the Iranian government or parties sanctioned for disclosable activities. As a result, the Group is reporting the entire gross revenues

(£16.5 million) and net loss (£5.9 million) from the Group’s sales to Iran in 2020.

The Group is also aware that some hospitals or other medical facilities in Lebanon may be affiliated with or controlled by Hezbollah or other groups that are designated by the United States pursuant to Executive Order 13224. Again, the Group does not deal directly with such hospitals or facilities and instead sells through distributors. The Group is unable to establish the proportion of gross revenue or sales potentially attributable to reportable activities. As a result, the Group is reporting the entire gross revenues (£50.3 million) and net profits (£16.0 million) from the Group’s sales to Lebanon in 2020.

Unless noted, the Group intends to continue the activities described above.

In addition to Section 13(r) of the Exchange Act, US law generally restricts dealings by US persons and dealings that otherwise are subject to US jurisdiction with certain countries or territories that are subject to comprehensive sanctions, currently Crimea, Cuba, Iran, North Korea and Syria, as well as with the Government of Venezuela (though not with the country of Venezuela as a whole). The Group does business, via non-US entities (which are not owned or controlled by US entities), in certain such jurisdictions. While we believe the Group complies with all applicable US sanctions in all material respects, such laws are complex and continue to evolve rapidly.

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Other statutory disclosures continued

Donations to political organisations and political expenditure

To ensure a consistent approach to political contributions across the Group, in 2009 a global policy was introduced to voluntarily stop all corporate political contributions.

In the period from 1 January 2009 to 31 December 2020, the Group did not make any political donations to EU or non-EU organisations.

Notwithstanding the introduction of this policy, in accordance with the Federal Election Campaign Act in the US, we continue to support an employee-operated Political Action Committee (PAC) that facilitates voluntary political donations by eligible GSK employees.

The PAC is not controlled by GSK. Decisions on the amounts and recipients of contributions are made by participating employees exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations. In 2020, a total of US$366,750 (2019 – US$265,185) was donated to political organisations by the GSK employee PAC.

English law requires prior shareholder approval for political contributions to EU political parties and independent election candidates as well as for any EU political expenditure. The definitions of political donations, political expenditure, and political organisations used in the legislation are, however, quite broad. In particular, the definition of EU political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support.

As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure, nor are they designed to support any political party or independent election candidate.

Therefore, notwithstanding our policy, and while we do not intend to make donations to any EU political parties or organisations, nor to incur any EU political expenditure, we annually seek shareholder authorisation for any inadvertent expenditure.

The authority is a precautionary measure to ensure that the company and its subsidiaries do not inadvertently breach the legislation.

This authorisation process, for expenditure of up to £100,000 each year, dates back to the AGM held in May 2001, following the introduction of the Political Parties, Elections and Referendums Act 2000. The authority has since been renewed annually.

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Other statutory disclosures continued

Group companies

In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, associates, joint ventures and joint arrangements, the address of the registered office and effective percentage of equity owned, as at 31 December 2020 are disclosed below. Unless otherwise stated the share capital disclosed comprises Ordinary shares which are indirectly held by GlaxoSmithKline plc. The percentage held by class of share is stated where this is less than 100%. Unless otherwise stated, all subsidiary companies have their registered office and are tax resident in their country of incorporation.

Name	Security	Registered address

Wholly owned subsidiaries
1506369 Alberta ULC	Common	3500 855-2nd Street SW, Calgary, AB, T2P 4J8, Canada
Action Potential Venture Capital Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Adechsa GmbH (ii)	Ordinary	c/o PRV Provides Treuhandgesellschaft AG, Dorfstrasse 38, Baar, 6341, Switzerland
Affymax Research Institute	Common	Corporation Service Company, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, California, 95833, United States
Allen & Hanburys Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Allen & Hanburys Pharmaceutical Nigeria Limited	Ordinary	24 Abimbola Way, Ilasamaja, Isolo, Lagos, Nigeria
Allen Farmaceutica, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain
Allen Pharmazeutika Gesellschaft m.b.H.	Ordinary	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, Vienna, A-1120, Austria
Beecham Group p.l.c	20p Shares ‘A’; 5p Shares ‘B’	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Beecham Pharmaceuticals (Pte) Limited	Ordinary	38 Quality Road, Jurong Industrial Estate, Jurong, 618809, Singapore
Beecham Portuguesa-Produtos Farmaceuticos e Quimicos, Lda	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
Beecham S.A. (ii)	Ordinary	Parc de la Noire Epine, Avenue Fleming 20, 1300 Wavre, Belgium
Biovesta Ilaçlari Ltd. Sti. (ii)	Nominative	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey
Cascan GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, D-81675, Munich, Germany
Castleton Investment Ltd (in liquidation)	Ordinary	c/o DTOS, 19 Cybercity, 10th Floor Standard Chartered Tower, Ebene, Mauritius
Cellzome GmbH	Ordinary	Meyerhofstrasse 1, Heidelberg, 69117, Germany
Cellzome, Inc. (Merged into GlaxoSmithKline LLC 31 Dec 2020)	Common; Series A Preferred; Series B Preferred; Series C-1 Convertible Preferred; Series C-3 Convertible Preferred	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Charles Midgley Limited (ii)	Ordinary; 7% Cumulative Preference	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Clarges Pharmaceuticals Trustees Limited (ii) (iv)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Colleen Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Corixa Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Coulter Pharmaceutical, Inc. (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Dealcyber Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Desarrollo Energia Solar Alternativa S.L.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain
Duncan Flockhart Australia Pty Limited (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
Etex Farmaceutica Ltda	Social Capital	Avenue Andres Bello 2687, Piso 19, Las Condes, Santiago, C.P. 7550611, Chile
Fipar (Thailand) Ltd (in liquidation)	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
Genelabs Technologies, Inc.	Common	Corporation Service Company, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, California, CA, 95833, United States
Glaxo Group Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Glaxo Kabushiki Kaisha (ii)	Ordinary	1-8-1 Akasaka Minato-Ku, Tokyo, Japan
Glaxo Laboratories (Nigeria) Limited (ii)	Ordinary	82 Marine Road, Apapa, Lagos, Nigeria
Glaxo Laboratories Limited (in liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, England
Glaxo New Zealand Pension Plan Trustee Limited	Ordinary	Level 2 E.2,Generator at GridAKL, 12 Madden Street, Wynyard Quarter, Auckland 1010, New Zealand
Glaxo Operations UK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Glaxo Properties BV	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands

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Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued
Glaxo Trustees Limited (in liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, England
Glaxo Verwaltungs GmbH	Ordinary	Industriestrasse 32-36, Bad Oldesloe, 23843, Germany
Glaxo Wellcome Australia Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
Glaxo Wellcome Farmaceutica, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
Glaxo Wellcome International B.V. (ii) (iii)	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands
Glaxo Wellcome Manufacturing Pte Ltd	Ordinary	1 Pioneer Sector 1, Jurong Industrial Estate, Jurong, 628413, Singapore
Glaxo Wellcome Production S.A.S.	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Glaxo Wellcome Vidhyasom Limited (ii)	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
Glaxo Wellcome, S.A.	Ordinary	Poligono Industrial Allendeduero, Avenida de Extremadura, 3, Aranda de Duero, Burgos, 09400, Spain
Glaxo, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain
Glaxo-Allenburys (Nigeria) Limited (ii)	Ordinary	41 Creek Road, Apapa, Lagos, PMB 1401, Nigeria
Glaxochem Pte Ltd (iii)	Ordinary	23 Rochester Park, 139234, Singapore
GlaxoSmithKline – Produtos Farmaceuticos, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
GlaxoSmithKline (Cambodia) Co., Ltd. (in liquidation)	Ordinary	5th Floor DKSH Building, No. 797 Preah Monivong Boulevard (Corner of Street 484), Sangkat Phsar Deum Thakov, Khan Chamkarmon, Phnom Penh, Cambodia
GlaxoSmithKline (China) Investment Co Ltd	Ordinary	Room 901, 902, 903, 905, 908, 909 and 910, Unit 901, Floor 9, No.56 Mid 4th East Ring Road, Chaoyang District, Beijing, China
GlaxoSmithKline (China) R&D Company Limited	Equity	F1-3, No. 18 building, 999 Huanke Road, Pilot Free Trade Zone, Shanghai, 201210, China
GlaxoSmithKline (Cyprus) Limited	Ordinary	Arch. Makariou III, 2-4, Capital Center, 9th Floor, Nicosia, P.C. 1505, Cyprus
GlaxoSmithKline (GSK) S.R.L.	Ordinary	1-5 Costache Negri Street, Opera Center One, 5th and 6th floors, Zone 1, District 5, Bucharest, Romania
GlaxoSmithKline (Ireland) Limited	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland
GlaxoSmithKline (Israel) Ltd	Ordinary	25 Basel Street, PO Box 10283, Petach-Tikva, 49002, Israel
GlaxoSmithKline (Malta) Limited	Ordinary	1, First Floor, De La Cruz Avenue, Qormi, QRM2458, Malta
GlaxoSmithKline (Private) Limited (ii)	Ordinary	Unit 3, 20 Anthony Road, Msasa, Harare, Zimbabwe
GlaxoSmithKline (Thailand) Limited	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
GlaxoSmithKline AB	Ordinary	Hemvarnsg. 9, Solna, 171 54, Sweden
GlaxoSmithKline AG	Ordinary	Talstrasse 3-5, 3053 Muenchenbuchsee, Switzerland
GlaxoSmithKline Angola Unipessoal Limitada (iv)	Quotas	Luanda, Bairro Petrangol, Estrada de Cacuaco n° 288, Angola
GlaxoSmithKline Argentina S.A.	Ordinary	Tucumán 1, piso 4, Buenos Aires, C1049AAA, Argentina
GlaxoSmithKline AS	Ordinary	Drammensveien 288, 0283 Oslo, Norway
GlaxoSmithKline Asia Pvt. Limited	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India
GlaxoSmithKline Australia Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
GlaxoSmithKline B.V.	Ordinary	Van Asch van, Wijckstraat 55h, 3811 LP Amersfoort, The Netherlands, Netherlands
GlaxoSmithKline Beteiligungs GmbH	Ordinary	Prinzregentenplatz 9, Munchen, 81675, Germany
GlaxoSmithKline Biologicals (Shanghai) Ltd.	Ordinary	277 Niudun Road, Pilot Free Trade Zone, Shanhai, China
GlaxoSmithKline Biologicals Kft.	Ordinary	2100 Gödöllõ, Homoki Nagy István utca 1, Hungary
GlaxoSmithKline Biologicals S.A.S.	Ordinary	637 Rue des Aulnois, Saint-Amand Les Eaux, 59230, France
GlaxoSmithKline Biologicals SA	Ordinary; Preference	Rue de l’Institut 89, B-1330 Rixensart, Belgium
GlaxoSmithKline Brasil Limitada	Quotas	Estrada dos Bandeirantes, 8464, Rio de Janeiro, 22783-110, Brazil
GlaxoSmithKline Capital Inc.	Common	Wilmington Trust SP Services Inc., 1105 North Market Street, Suite 1300, Wilmington, Delaware, 19801, United States
GlaxoSmithKline Capital plc	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Caribbean Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Chile Farmaceutica Limitada	Social Capital	Avenue Andres Bello No. 2687, Piso 19, Las Condes, Santiago, C.P. 7550611, Chile
GlaxoSmithKline Colombia S.A.	Ordinary	Avenida El Dorado, #69B-45/Piso 9, Bogota, Colombia
GlaxoSmithKline Consumer Healthcare Holdings Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Consumer Healthcare Investments (Ireland) Limited (iii) (in liquidation)	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
GlaxoSmithKline Consumer Healthcare Ireland IP Limited (iii) (in liquidation)	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
GlaxoSmithKline Consumer Holding B.V. (ii)	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands

288    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued
GlaxoSmithKline d.o.o	Quotas	Zmja od Bosne broj 7-7a, Sarajevo, 71000, Bosnia and Herzegovina
GlaxoSmithKline d.o.o.	Equity capital	Ulica Damira Tomljanovica Gavrana 15, Zagreb, Croatia
GlaxoSmithKline doo Beograd	Ordinary	Omladinskih brigada 88, New Belgrade, City of Belgrade, 11070, Serbia
GlaxoSmithKline Ecuador S.A.	Ordinary	Av 10 De Agosto N36-239, y Naciones Unidas, Edificio Electroectuatoriana, 2do piso, Quito, Ecuador
GlaxoSmithKline Eesti OU	Ordinary	Lõõtsa 8a, Tallinn, 11415, Estonia
GlaxoSmithKline El Salvador S.A. de C.V.	Ordinary	Municipio de San Salvador, Departamento de San Salvador, El Salvador
GlaxoSmithKline EOOD	Ordinary	115 G Tsarigradsko Shose Blvd., floor 9, Mladost Region, Sofia, 1784, Bulgaria
GlaxoSmithKline Export Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Export Panama S.A.	Ordinary	Panama City, Republic of Panama, Panama
GlaxoSmithKline Far East B.V.	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands
GlaxoSmithKline Finance plc	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, Munchen, 81675, Germany
GlaxoSmithKline Guatemala S.A.	Ordinary	3ra. Av. 13-78 Zona 10, Torre Citibank, Nivel 8, Guatemala City, Guatemala
GlaxoSmithKline Holding AS	Ordinary	Drammensveien 288, 0283 Oslo, Norway
GlaxoSmithKline Holdings (Americas) Inc.	Common	Wilmington Trust SP Services Inc., 1105 North Market Street, Suite 1300, Wilmington, Delaware, 19801, United States
GlaxoSmithKline Holdings (Ireland) Limited	Ordinary; Deferred	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Holdings (One) Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Holdings Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Holdings Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
GlaxoSmithKline Honduras S.A.	Ordinary	Tegucigalpa, MDC, Honduras
GlaxoSmithKline IHC Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Nominative	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey
GlaxoSmithKline Inc.	Class A Common; Class C Preference	7333 Mississauga Road North, Mississauga, ON, L5N 6L4, Canada
GlaxoSmithKline Insurance Ltd.	Ordinary	19 Par-La-Ville Road, Hamilton, HM11, Bermuda
GlaxoSmithKline Intellectual Property (No.2) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Intellectual Property Development Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Intellectual Property Holdings Limited	A Ordinary; B Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Intellectual Property Limited	Ordinary; Deferred	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Intellectual Property Management Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Investigación y Desarrollo, S.L.	Ordinary	Severo Ochoa 2 Parque Tecnológico de Madrid, Tres Cantos, Madrid, 28760, Spain
GlaxoSmithKline Investment Holdings Limited (In liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, England
GlaxoSmithKline Investment Services Limited (In liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, England
GlaxoSmithKline Investments (Ireland) Limited (iii) (in liquidation)	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24 Ireland
GlaxoSmithKline Investments Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
GlaxoSmithKline K.K.	Ordinary	1-8-1 Akasaka Minato-Ku, Tokyo, Japan
GlaxoSmithKline Korea Limited	Ordinary	9F LS Yongsan Tower 92, Hangangdae-ro Yongsan-gu, Seoul, 04386, Republic of Korea
GlaxoSmithKline Latin America, S.A.	Ordinary	Panama City, Republic of Panama, Panama
GlaxoSmithKline Latvia SIA	Ordinary	Duntes iela 3, Riga, Latvia
GlaxoSmithKline Lietuva UAB	Ordinary	Ukmerges st. 120, Vilnius, LT-08105, Lithuania
GlaxoSmithKline Limited	Ordinary	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon, Hong Kong
GlaxoSmithKline LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
GlaxoSmithKline Manufacturing SpA	Ordinary	Via Alessandro Fleming 2, Verona, 37135, Italy
GlaxoSmithKline Maroc S.A.	Ordinary	42-44 Angle Bd, Rachidi et Abou Hamed El Glaza, Casablanca, Morocco
GlaxoSmithKline Medical and Healthcare Products Limited	Ordinary	H-1124, Csorsz utca 43, Budapest, Hungary
GlaxoSmithKline Mercury Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Mexico S.A. de C.V.	Ordinary A; Ordinary B	Calzada, Mexico-Xochimilco 4900, Colonia San Lorenzo, Huipulco, Delegacion Tlalpan, 14370, Mexico
GlaxoSmithKline NZ Limited	Ordinary	Level 2 E.2, 12 Madden Street, Wynyard Quarter, Auckland 1010, New Zealand
GlaxoSmithKline Oy	Ordinary	Piispansilta 9A, P.O. Box 24, Espoo, FIN-02230, Finland
GlaxoSmithKline Peru S.A.	Ordinary	Av. Javier Prado Oeste, 995, San Isidro, Lima 27, Peru
GlaxoSmithKline Pharma A/S	Ordinary	Nykaer 68, Brondby, DK-2605, Denmark

GSK Annual Report 2020    289

Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued
GlaxoSmithKline Pharma GmbH	Ordinary	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, Vienna, A-1120, Austria
GlaxoSmithKline Pharmaceutical Kenya Limited	Ordinary	Likoni Road, Nairobi, 78392 - 00507, Kenya
GlaxoSmithKline Pharmaceutical Nigeria Limited	Ordinary	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria
GlaxoSmithKline Pharmaceutical Sdn Bhd	Ordinary	Level 6, Quill 9, 112, Jalan Prof. Khoo Kay Kim, 46300 Petaling Jaya, Selangor, Malaysia
GlaxoSmithKline Pharmaceuticals (Pvt) Ltd	Ordinary	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka
GlaxoSmithKline Pharmaceuticals Costa Rica S.A	Ordinary	300 metros al este de la Rotonda de la Betania, Mercedes de Montes de Oca, Sabanilla, Montes de Oca, San Jose, Costa Rica
GlaxoSmithKline Pharmaceuticals S.A.	Ordinary A; Ordinary B; Ordinary C; Ordinary D	Ul. Grunwaldzka 189, Poznan, 60-322, Poland
GlaxoSmithKline Pharmaceuticals SA	Ordinary	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium
GlaxoSmithKline Pharmaceuticals Ukraine LLC	Chartered Capital	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine
GlaxoSmithKline Pte Ltd	Ordinary	23 Rochester Park, 139234, Singapore
GlaxoSmithKline Puerto Rico, Inc.	Common	The Prentice-Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC, 252 Ponce de Leon Avenue, Floor 20, San Juan, 00918, Puerto Rico
GlaxoSmithKline Republica Dominicana S.A.	Ordinary	Blue Mall Tower, Floor 23 Ave., Winston Churchill 95, Santo Domingo, Dominican Republic
GlaxoSmithKline Research & Development Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain
GlaxoSmithKline S.p.A.	Ordinary	Viale dell’Agricoltura 7, Verona, 37135, Italy
GlaxoSmithKline s.r.o.	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic
GlaxoSmithKline Services GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, Munchen, 81675, Germany
GlaxoSmithKline Services Inc. (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
GlaxoSmithKline Services Unlimited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Single Member A.E.B.E.	Ordinary	266 Kifissias Avenue, Halandri, Athens, 152 32, Greece
GlaxoSmithKline SL LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
GlaxoSmithKline SL LP (ii) (viii)	Partnership	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Slovakia s.r.o.	Ordinary	Galvaniho 7/A, Bratislava, 821 04, Slovakia
GlaxoSmithKline South Africa (Pty) Limited	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa
GlaxoSmithKline Trading	Ordinary	Leningradskiy Prospect 37A, Building 4, Floor 3, Premises XV, Room 1, Moscow, 125167, Russian Federation
GlaxoSmithKline Trading Services Limited (iii)	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland
GlaxoSmithKline Tunisia S.A.R.L.	Ordinary	Immeuble Les Quatres R, Rue du Lac Lochness, Berges du Lac, Tunis, Tunisia
GlaxoSmithKline UK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Uruguay S.A.	Registered shares provisory stock	Salto 1105, CP 11.200 Montevideo, Uruguay
GlaxoSmithKline US Trading Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Venezuela C.A.	Ordinary	Urbanizacion La Trinidad, Calle luis De Camoems, Edif No 115-117 Apatado Posta, Caracas, 1010, Venezuela
GlaxoSmithKline Vietnam Limited Liability Company (ii) (iv)	Equity capital	The Metropolitan, 235 Dong Khoi Street, District 1, 7th Floor Unit 701, Ho Chi Minh City, Viet Nam
GlycoVaxyn AG (iv)	Common; Preferred A; Preferred B; Preferred C	Grabenstrasse 3, 8952 Schlieren, Switzerland
Groupe GlaxoSmithKline S.A.S.	Ordinary	23 Rue françois Jacob, 92500, Rueil-Malmaison, France
GSK Australia NVD Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
GSK Bangladesh Private Limited	Ordinary	Sweden Tower, 1, Harinnachala, Konabari, Gazipur, Bangladesh
GSK Biopharma Argentina S.A.	Nominative non endorseable ordinary shares	Tucumán 1, piso 4, Buenos Aires, C1049AAA, Argentina
GSK Business Service Centre Sdn Bhd	Ordinary	Level 6, Quill 9, 112 Jalan Prof. Khoo Kay Kim, Petaling Jaya, Selangor, 46300, Malaysia
GSK Capital B.V. (Incorporated on 01/02/2021) (iii) (ix)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GSK Capital K.K.	Ordinary	1-8-1 Akasaka Minato-Ku, Tokyo, Japan
GSK Commercial Sp. z o.o.	Ordinary	ul. Rzymowskiego 53, Warsaw, 02-697, Poland
GSK d.o.o., Ljubljana	Ordinary	Ameriška ulica 8,Ljubljana, 1000, Slovenia
GSK Enterprise Management Co, Ltd	Ordinary	Floor 4, 18 Lane 999 Huanke Road, No. 1358 Zhongke Road, Shanghai, China
GSK Equity Investments, Limited	Unit	Corporation Service Company, 2595 Interstate Drive, Suite 103, Harrisburg, Pennsylvania, PA, 17110, United States

290    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued
GSK Finance (No 2) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GSK Finance (No.3) plc	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GSK India Global Services Private Limited	Equity shares	Prestige Trade Tower, 4, 5, 6th Floor, Palace Road, Sampangiramnagar, Bangalore, Karnataka, 560001, India
GSK Kazakhstan LLP	Participation/Participating Interest	23, Furmanov Street, Almaty, Medeu District, 050059, Kazakhstan
GSK Pharma Vietnam Company Limited	Chartered Capital	Unit 702/703 7th Floor, The Metropolitan Tower, 235 Dong Khoi Street, Ben Nghe Ward, District 1, Ho Chi Minh, Viet Nam
GSK Pharmaceutical Trading SA (ii) (iv)	Ordinary	1-5 Costache Negri Street, Opera Center One, 5th floor, discussions room 01, District 5, Bucharest, Romania
GSK Services Sp z o.o.	Ordinary	Ul. Grunwaldzka 189, Poznan, 60-322, Poland
GSK Vaccines BV	Ordinary	Hullenbergweg 85, Amsterdam, 1101 CL, Netherlands
GSK Vaccines GmbH	Ordinary	Emil-von-Behring-Str.76, 35041 Marburg, Germany
GSK Vaccines Institute for Global Health S.r.l.	Quotas	Via Fiorentina 1, Siena, 53100, Italy
GSK Vaccines S.r.l.	Quotas	Via Fiorentina 1, Siena, 53100, Italy
GSK Vaccines Vertriebs GmbH (ii)	Ordinary	Rudolf-Diesel-Ring 27, Holzkirchen, 83607, Germany
HGS France S.a.r.l. (ii) (iv)	Ordinary	52-54, Rue de la Belle Feuille, Boulogne-Billancourt, 92100, France
Horlicks Limited	Ordinary; Preference	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Human Genome Sciences, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
ID Biomedical Corporation of Quebec	Common	2323, boul. Du Parc Technologique, Québec, G1P 4R8, Canada
Instituto Luso Farmaco, Limitada (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
InterPharma Dienstleistungen GmbH (ii)	Quotas	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, Vienna, A-1120, Austria
J&J Technologies, LC	LLC Interests	Corporation Service Company, 100 Shockoe Slip, 2nd Floor, Richmond, VA 23219, United States
Laboratoire GlaxoSmithKline	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Laboratoire Pharmaceutique Algérien LPA Production SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria
Laboratoire Pharmaceutique Algérien SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria
Laboratoires Paucourt (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Laboratoires Saint-Germain (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Laboratorios Dermatologicos Darier, S.A de C.V.	“Ordinary A; Ordinary B”	Calzada Mexico Xochimilco, 4900 San Lorenzo Huipulco, District Federal Mexico, 14370, Mexico
Laboratorios Farmaceuticos Stiefel (Portugal) LTDA (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
Laboratorios Stiefel de Venezuela SA	Ordinary	Calle Luis de Camoens, Edificio GlaxoSmithKline, No. 115-117, Urb. La Trinidad, Caracas, Venezuela
Laboratorios Stiefel Ltda.	Ordinary	Rua Professor Joao Cavalheiro Salem, no.1077, Bairro de Bonsucesso, Municipality of Guarulhos, Sao Paulo, CEP 07243-580, Brazil
Laboratorios Wellcome De Portugal Limitada (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
Mixis Genetics Limited (In liquidation)	Ordinary; Ordinary Euro	55 Baker Street, London, W1U 7EU, England
Montrose Pharma Company Limited (ii) (iv)	Ordinary Quota	H-1124, Csorsz utca 43, Budapest, Hungary
Okairos AG (in liquidation)	Common; Preferred A; Preferred B	c/o OBC Suisse AG, Aeschenvorstadt 71, 4051, Basel, Switzerland
Penn Labs Inc. (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
S.R. One International B.V.	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands
Setfirst Limited	Ordinary; Preference	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Sitari Pharma, Inc.	Common Stock	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States
Smith Kline & French Portuguesa-Produtos Farmaceuticos, LDA (ii)	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
SmithKline Beecham (Bangladesh) Private Limited (ii)	Ordinary	14, Topkhana Road, Segunbagicha, Dhaka 1000, Bangladesh
SmithKline Beecham (Cork) Limited	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland
SmithKline Beecham (Manufacturing) Limited	Ordinary	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland
SmithKline Beecham (SWG) Limited (In liquidation)	Ordinary	55 Baker Street London W1U 7EU, England
SmithKline Beecham Biologicals US Partnership	Partnership Interest	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
SmithKline Beecham Egypt L.L.C.	Quotas	Amoun Street, El Salam City, Cairo, Egypt
SmithKline Beecham Farma, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain
SmithKline Beecham Inter-American Corporation (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GSK Annual Report 2020    291

Other statutory disclosures continued

Group companies continued

Name	Security	Registered address

Wholly owned subsidiaries continued
SmithKline Beecham Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
SmithKline Beecham Overseas Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
SmithKline Beecham Pension Plan Trustee Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
SmithKline Beecham Pension Trustees Limited (in liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, England
SmithKline Beecham Pharma GmbH & Co KG	Partnership Capital	Prinzregentenplatz 9, Munchen, 81675, Germany
SmithKline Beecham Pharma Verwaltungs GmbH	Ordinary	Prinzregentenplatz 9, Munchen, 81675, Germany
SmithKline Beecham Pharmaceuticals (Pty) Limited (ii) (iv)	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa
SmithKline Beecham Pharmaceuticals Co.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
SmithKline Beecham Port Louis Limited (in liquidation)	Ordinary	c/o CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius
SmithKline Beecham Senior Executive Pension Plan Trustee Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Stiefel Distributors (Ireland) Limited (in liquidation)	Ordinary	Finisklin Business Park, Sligo, Ireland
Stiefel Dominicana, S.R.L. (ii) (iv)	Ordinary	Ave. Lope de Vega #29, Torre NovoCentro, Local 406, Santo Domingo, Dominican Republic
Stiefel Farma, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain
Stiefel GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, Munchen, 81675, Germany
Stiefel India Private Limited	Equity	401-402, A, Wing, 4th Floor,Floral Deck Plaza, Opp Rolta Bhavan, Central MIDC Road, Mumbai, Andheri (E), 400093, India
Stiefel Laboratories (Maidenhead) Ltd (In liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, England
Stiefel Laboratories Legacy (Ireland) Limited	Ordinary	Unit 2 Building 2500, Avenue 2000 Cork Airport Business Park, Cork, Ireland
Stiefel Laboratories Limited (ii)	Ordinary	Eurasia Headquarters, Concorde Road, Maidenhead, Berkshire, SL6 4BY, England
Stiefel Laboratories Pte Limited (ii)	Ordinary	1 Pioneer, Sector 1, 62841, Singapore
Stiefel Laboratories, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Stiefel Maroc SARL (ii) (iv)	Ordinary	275 Boulevard Zerktouni, Casablanca, Morocco
Stiefel Research (Australia) Holdings Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
Stiefel Research Australia Pty Ltd	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
Stiefel West Coast LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Strebor Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Tempero Pharmaceuticals, Inc.	Series A Preference; Series B Preference; Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Tesaro Bio Austria GmbH in Liqu (in liquidation)	Common	Fleischmarkt 1/6/12, Vienna, 1010, Austria
Tesaro Bio GmbH	Ordinary	Poststrasse 6, 6300 Zug, Switzerland
Tesaro Bio Netherlands B.V	Shares	Joop Geesinkweg 901, 1114 AB, Amsterdam-Duivendrecht, Netherlands
Tesaro Bio Spain S.L.U. (iv)	Shares/Participation Quota	Severo Ochoa 2 Parque Tecnológico de Madrid, Tres Cantos, Madrid, 28760, Spain
Tesaro Bio Sweden AB	Common	c/o BDO Malardalen AB, Skatt Box 24193, Stockholm, 104 51, Sweden
Tesaro Development Limited	Shares	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Tesaro, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States
The Sydney Ross Co. (ii)	Common	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States
The Wellcome Foundation Investment Company Limited (Active proposal to strike off)	Limited by guarantee	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
UCB Pharma Asia Pacific Sdn Bhd (ii)	Ordinary	12th Floor, Menara Symphony, No.5, Jalan Prof. Khoo Kay Kim, Seksyen 13, Petaling Jaya, 46200, Malaysia
Wellcome Consumer Healthcare Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Wellcome Consumer Products Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Wellcome Developments Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
Wellcome Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Wellcome Operations Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia, VIC, 3155, Australia
GSK Pharma Vietnam Company Limited	Chartered Capital	Unit 702/703 7th Floor, The Metropolitan Tower, 235 Dong Khoi Street, Ben Nghe Ward, District 1, Ho Chi Minh, Viet Nam
GlaxoSmithKline Limited	Ordinary	Likoni Road; PO Box 78392; Nairobi; Kenya
GSK Consumer Healthcare Export Limited		980, Great West Road, Brentford, Middlesex, TW8 9GS, England

292    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100%
Alacer Corp.	Common	68	Corporate Service Company d/b/a CSC-Lawyers Incorp., 2710 Gateway Oaks Drive, Suite 150N, Sacramento, California, 95833-3505, United States
Amoun Pharmaceutical Industries Co. S.A.E.	New Monetary Shares (99.5%)	90.7	El Salam City 11491, PO Box 3001, Cairo, Egypt
Beecham Enterprises Inc. (ii)	Common	59.8	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Biddle Sawyer Limited	Equity	75	252 Dr Annie Besant Road, Mumbai, 400030, India
Block Drug Company, Inc.	Common	68	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States
Block Drug Corporation (ii)	Common	68	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States
British Pharma Group Limited (i)	Captial (50%)	50	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Consumer Healthcare Holdings Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Consumer Healthcare Intermediate Holdings Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Duncan Consumer Healthcare Philippines Inc	Common	68	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Duncan Pharmaceuticals Philippines Inc.	Common	92.5	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Ex-Lax, Inc.	Common	68	The Prentice Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC, Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, 00918, Puerto Rico
Ferrosan ApS	A Shares; B Shares	68	Nykaer 68, Brondby, DK-2605, Denmark
Ferrosan International ApS	Ordinary	68	Nykaer 68, Brondby, DK-2605, Denmark
Ferrosan S.R.L.	Registered capital	68	178/C Calea Turzii, Cluj-Napoca, Cluj County, Romania
Galvani Bioelectronics Inc.	Common	55	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Galvani Bioelectronics Limited	A Ordinary; B Ordinary (0%)	55	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Glaxo Saudi Arabia Limited	Ordinary	75	PO Box 22617, Area No 56 to 73, Warehouse City, First Stage Al Khomrah, Jeddah 21416, Saudi Arabia
Glaxo Wellcome Ceylon Limited	Ordinary; Ordinary B	67.8	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka
GlaxoSmithKline (Tianjin) Co. Ltd	Ordinary	90	No. 65, the Fifth Avenue, Tai Feng Industrial Park, Tianjin Economic and Technolog, Tianjin, 300457, China
GlaxoSmithKline Algérie S.P.A.	Ordinary	99.99	Zone Industrielle Est, Boudouaou, Wilaya de Boumerdes, Algeria
GlaxoSmithKline Brasil Produtos para Consumo e Saude Ltda	Quotas	68	Av das Americas, 3500, 4th floor, rooms 407-420, Rio de Janeiro, RJ, 22621-000, Brazil
GlaxoSmithKline Consumer Healthcare (China) Co. Ltd	Ordinary	68	Floor 8, 168 Xizangzhong Road, Huangpu District, Shanghai, China
GlaxoSmithKline Consumer Healthcare (Hong Kong) Limited	Ordinary	68	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon, Hong Kong
GlaxoSmithKline Consumer Healthcare (Ireland) Limited	Ordinary	68	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland
GlaxoSmithKline Consumer Healthcare (Overseas) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Consumer Healthcare (Thailand) Limited	Ordinary	68	13th Floor, Unit 13.05 and 13.06 Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
GlaxoSmithKline Consumer Healthcare (UK) IP Limited (iv)	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Consumer Healthcare (UK) Trading Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Consumer Healthcare (US) IP LLC	LLC Interests	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
GlaxoSmithKline Consumer Healthcare A/S	Ordinary	68	Nykaer 68, Brondby, DK-2605, Denmark
GlaxoSmithKline Consumer Healthcare AB (v)	Ordinary	68	Nykaer 68, Brondby, DK-2605, Denmark
GlaxoSmithKline Consumer Healthcare Australia Pty ltd	Ordinary	68	82 Hughes Avenue, Ermington, NSW, 2115, Australia
GlaxoSmithKline Consumer Healthcare B.V.	Ordinary	68	Van Asch van Wijckstraat 55G, Amersfoort, 3811 LP, Netherlands
GlaxoSmithKline Consumer Healthcare Colombia SAS	Ordinary	68	Carrera 7 No. 113 - 43 Piso 4, Colombia
GlaxoSmithKline Consumer Healthcare Czech Republic s.r.o.	Ordinary	68	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic
GlaxoSmithKline Consumer Healthcare Finance Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Consumer Healthcare Finance No.2 Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Consumer Healthcare Finland Oy	Ordinary	68	Piispansilta 9A, Fin-02230, Espoo, Finland
GlaxoSmithKline Consumer Healthcare GmbH	Ordinary	68	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, Vienna, A-1120, Austria
GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	Partnership Capital	68	Barthstr. 4, München, 80339, Germany
GlaxoSmithKline Consumer Healthcare Hellas Single Member Societe Anonyme	Ordinary	68	274 Kifissias Avenue Halandri, Athens, 152 32, Greece

GSK Annual Report 2020    293

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued
GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited	A; B(0%); Preference	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Consumer Healthcare Holdings (US) LLC	LLC Interests	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No 3) Limited (iii) (In liquidation)	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No.2) Unlimited Company (iii) (In liquidation)	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
GlaxoSmithKline Consumer Healthcare Japan K.K.	Ordinary	68	1-8-1 Akasaka Minato-Ku, Tokyo, Japan
GlaxoSmithKline Consumer Healthcare Korea Co., Ltd.	Ordinary	68	9F LS Yongsan Tower, 92, Hangang-daero, Yongsan-gu, Seoul, 04386, Korea, Republic of
GlaxoSmithKline Consumer Healthcare L.L.C.	LLC Interests	68	Corporation Service Company, 2595 Interstate Drive Suite 103, Harrisburg, Pennsylvania, 17110, United States
GlaxoSmithKline Consumer Healthcare Mexico, S. De R.L. de C.V.	Ordinary	68	Calzada Mexico-Xochimilco 4900, Colonia San Lorenzo Huipulco, Delegacion Tlalpan, Mexico, D.F. 14370, Mexico
GlaxoSmithKline Consumer Healthcare New Zealand ULC	Ordinary	68	Level 11, Zurich House, 21 Queen Street, Auckland, 1010, New Zealand
GlaxoSmithKline Consumer Healthcare Norway AS	Ordinary	68	Drammensveien 288, 1326 Lysaker, Norway
GlaxoSmithKline Consumer Healthcare Pakistan Limited	Ordinary (85.8%)	58.3	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan
GlaxoSmithKline Consumer Healthcare Philippines Inc	Common	68	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
GlaxoSmithKline Consumer Healthcare Pte. Ltd.	Ordinary	68	23 Rochester Park, 139234, Singapore
GlaxoSmithKline Consumer Healthcare S.A.	Ordinary	68	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium
GlaxoSmithKline Consumer Healthcare S.A.	Ordinary	68	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain
GlaxoSmithKline Consumer Healthcare S.r.l	Ordinary	68	Via Zambeletti snc,Baranzate, Milan, 20021, Italy
GlaxoSmithKline Consumer Healthcare Saudi Limited	Ordinary	68	603 Salamah Tower 6th Floor, Madinah Road Al-Salamah District Jeddah 21425, Saudi Arabia
GlaxoSmithKline Consumer Healthcare Sdn. Bhd.	Ordinary	68	Lot 89, Jalan Enggang, Ampang/Ulu Kelang Industrial Estate, 6800 Ampang, Selangor, Darul Ehsan, Malaysia
GlaxoSmithKline Consumer Healthcare Slovakia s. r. o.	Ownership interest	68	Galvaniho 7/A, Bratislava, 821 04, Slovakia
GlaxoSmithKline Consumer Healthcare South Africa (Pty) Ltd	Ordinary	68	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa
GlaxoSmithKline Consumer Healthcare Sp.z.o.o.	Ordinary	68	Ul. Grunwaldzka 189, Poznan, 60-322, Poland
GlaxoSmithKline Consumer Healthcare SRL	Ordinary	68	1-5 Costache Negri Street, Opera Center One, 6th floor (Zone 2), District 5, Bucharest, Romania
GlaxoSmithKline Consumer Healthcare ULC / GlaxoSmithKline Soins De Sante Aux Consommateurs SRI	A Class Preference; Common	68	595 Burrard Street, Suite 2600 Three Bentall Centre, P.O. Box 49314, Vancouver, BC V7X 1L3, Canada
GlaxoSmithKline Consumer Healthcare Vietnam Company Limited (ii)	Charter Capital	68	Floor 16, Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh City, Viet Nam
GlaxoSmithKline Consumer Healthcare, L.P.	Partnership Capital	59.8	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
GlaxoSmithKline Consumer Healthcare, Produtos para a Saude e Higiene, Lda	Ordinary Quota	68	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
GlaxoSmithKline Consumer Nigeria plc (vi)	Ordinary (46.4%)	46.4	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria
GlaxoSmithKline Consumer Private Limited	Equity	68	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India
GlaxoSmithKline Consumer Trading Services Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GlaxoSmithKline Costa Rica S.A.	Ordinary	68	San Jose 300 Este de la Rotonda Betania, Carretera a Sabanilla, Costa Rica
GlaxoSmithKline Dungarvan Limited	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
GlaxoSmithKline Healthcare AO	Ordinary	68	Premises III, Room 9, floor 6, Presnenskaya nab. 10, Moscow, 123112, Russian Federation
GlaxoSmithKline Healthcare GmbH	Ordinary	68	Barthstr. 4, München, 80339, Germany
GlaxoSmithKline Healthcare Ukraine O.O.O.	Ownership interest	68	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine
GlaxoSmithKline Pakistan Limited	Ordinary (82.6%)	82.6	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan
GlaxoSmithKline Panama S.A.	Ordinary	68	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama
GlaxoSmithKline Paraguay S.A.	Ordinary	68	Oficial Gilberto Aranda 333, Planta Alta casi Salvador del Mundo, Asuncion, Paraguay
GlaxoSmithKline Pharmaceuticals Limited	Equity (75%)	75	252 Dr Annie Besant Road, Mumbai, 400030, India
GlaxoSmithKline Philippines Inc	Common	92.5	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

294    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued
GlaxoSmithKline S.A.E.	Ordinary (91.2%)	91.2	Boomerang Office Building – Land No. 46, Zone (J) – 1st District, Town Center – 5th Tagammoe, New Cairo City, Egypt
GlaxoSmithKline Sante Grand Public SAS	Ordinary	68	23 rue François Jacob, 92500, Rueil-Malmaison, France
GlaxoSmithKline Technology (Taizhou) Co., Ltd	Ordinary	68	Room 708 in Building D, Phase II of New Drug Innovation Base, Taizhou, 225300, Jiangsu Province, China
GlaxoSmithKline Tuketici Sagligi Anonim Sirketi	Nominative	68	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey
GlaxoSmithKline-Consumer Hungary Limited Liability Company	Membership	68	H-1124, Csorsz utca 43, Budapest, Hungary
GSK Canada Holding Company Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GSK CH Kazakhstan LLP	Charter Capital	68	32 A Manasa Str., Bostandyk District, Almaty, 050008, Kazakhstan
GSK Consumer Health, Inc.	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States
GSK Consumer Healthcare Holdings (US) Inc.	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States
GSK Consumer Healthcare Holdings No. 2 LLC (iii)	Unit	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States
GSK Consumer Healthcare Israel Ltd (iv)	Ordinary	68	25 Basel Street, Petech Tikva 49510, Israel
GSK Consumer Healthcare Levice, s.r.o.	Ordinary	68	Priemyselny Park Gena, Ul. E. Sachsa 4-6, 934 01, Levice, Slovakia
GSK Consumer Healthcare S.A.	Ordinary	68	Route de I’Etraz, 1197 Prangins, Switzerland
GSK Consumer Healthcare Schweiz AG	Ordinary	68	Suurstoffi 14, Rotkreuz, 6343, Switzerland
GSK Consumer Healthcare Services, Inc.	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
GSK Consumer Healthcare Singapore Pte. Ltd.	Ordinary	68	23 Rochester Park, 139234, Singapore
GSK Consumer Healthcare Trinidad and Tobago Limited (Incorporated 20 Jan 2021)	Ordinary	68	5th Floor Algico Plaza, 91-93 St.Vincent Street, Port of Spain, Trinidad and Tobago
GSK New Zealand Holding Company Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
GSK-Gebro Consumer Healthcare GmbH	Ordinary (60%)	40.8	Bahnhofbichl 13, 6391 Fieberbrunn, Kitzbühel, Austria
Iodosan S.p.A.	Ordinary	68	Via Zambeletti snc,Baranzate, Milan, 20021, Italy
Kuhs GmbH	Ordinary	68	Barthstr. 4, München, 80339, Germany
Laboratorios ViiV Healthcare, S.L.	Ordinary	78.3	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain
Modern Pharma Trading Company L.L.C.	Quotas (98.2%)	98.2	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt
N.C.H. – Nutrition Consumer Health Ltd (ii)	Ordinary	68	14 Hamephalsim St, Petach Tikva, Israel
P.T. SmithKline Beecham Pharmaceuticals	A Shares; B Shares (0%)	99	Jl. Pulobuaran Raya, Kav. III DD/2,3,4, Kawasan Industri Pulogadung, Jakarta, 13930, Indonesia
P.T. Sterling Products Indonesia	A Shares; B Shares	68	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Jakarta, 12940, Indonesia
Panadol GmbH	Ordinary	68	Barthstr. 4, München, 80339, Germany
PF Consumer Healthcare 1 LLC	Membership Interest	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States
PF Consumer Healthcare B.V.	Class A; Class B	68	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, The Netherlands
PF Consumer Healthcare Brazil Importadora e Distribuidora de Medicamentos Ltda	Quota	68	Barueri, at Avenida Ceci, No.1900, Block III, Part 67, Tambore District, Sao Paulo, 06460, Brazil
PF Consumer Healthcare Canada ULC / PF Soins De Sante SRI	Common	68	595 Burrard Street, Suite 2600 Three Bentall Centre, P.O. Box 49314, Vancouver, BC V7X 1L3, Canada
PF Consumer Healthcare Holding B.V.	Ordinary	68	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, The Netherlands
PF Consumer Healthcare Poland sp.z.o.o	Ordinary	68	Rzymowskiego 53 street, 02-697 Warsaw, Poland
PF Consumer Healthcare Singapore Pte. Ltd	Ordinary	68	23 Rochester Park, 139234, Singapore
PF Consumer Ireland Company Limited	Ordinary	68	9 Riverwalk, National Digital Park, Citywest Business Park, Dublin, 24, Ireland
PF Consumer Taiwan LLC	Interests	68	1209 Orange Street, Corporate Trust Center, Wilmington, Delaware, 19808,United States
Pfizer Biotech Corporation	Ordinary (55%)	37.4	24F, No.66, Sec. 1, Zhong Xiao W. Rd., Taipei 100, Taiwan
Pfizer Consumer Healthcare AB	Ordinary	68	Vetenskapsvagen 10, SE-191 90, Sollentuna, Sweden
Pfizer Consumer Healthcare GmbH	Ordinary	68	Linkstrasse 10, 10785, Berlin, Germany
Pfizer Consumer Manufacturing Italy S.r.l.	Quota (no stock)	68	90, Via Nettunese, 04011, Aprilia (Prov. di Latin), Italy
Pfizer Laboratories PFE (Pty) Ltd.	Common	68	Flushing Meadows Building, The Campus, 57 Sloane, Bryanston 2021, South Africa
Pfizer PFE Colombia S.A.S	Common	68	Carrera 7 No. 113-43 Piso 4, Colombia
PHIVCO Jersey II Limited (iii) (Dissolved 31 Dec 2020)	Ordinary	78.3	IFC 5, St Helier, JE1 1ST, Jersey, United Kingdom
PHIVCO Jersey Limited (iii) (Dissolved 31 Dec 2020)	Ordinary	78.3	IFC 5, St Helier, JE1 1ST, Jersey, United Kingdom

GSK Annual Report 2020    295

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued
PHIVCO-1 LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
PHIVCO-2 LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
PRISM PCH Limited	Voting Shares; Non Voting Shares	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
PT Glaxo Wellcome Indonesia	A Shares; B Shares (0%)	95	Jl Pulobuaran Raya Kav III DD/, Kawasan Industri Pulogadung, Timur, Jakarta, 13930, Indonesia
PT GSK Consumer Healthcare Indonesia	Ordinary	68	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Kuningan, JAKARTA SELATAN, 12940, Indonesia
PT. Bina Dentalindo (in liquidation)	Ordinary	68	Gedung Graha Ganesha Lantai 3, Jl Raya Bekasi Km 17, No5, Jakarta Timur 13930, Indonesia
Shionogi-ViiV Healthcare LLC (ii)	Common Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ordinary (55%)	37.4	Cheng Lin Zhuang Industrial Zone, Dong Li District, Tianjin, 300163, China
SmithKline Beecham (Private) Limited	Ordinary (99.6%)	67.8	World Trade Center, Level 34, West Tower, Echelon Square, Colombo 1, Sri Lanka
SmithKline Beecham Research Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
SmithKline Beecham S.A.	Ordinary	68	Ctra de Ajalvir Km 2.500, Alcala de Henares, Madrid, 28806, Spain
SmithKline Beecham-Biomed O.O.O.	Participation Interest (97%)	97	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 42, Moscow, 125167, Russian Federation
Stafford-Miller (Ireland) Limited	Ordinary	68	Clocherane, Youghal Road, Dungarvan, Co. Waterford, Ireland
Stafford-Miller Limited (In liquidation)	Ordinary; Non-Cumulative Non Redeemable Preference	68	55 Baker Street, London, W1U 7EU, United Kingdom
Sterling Drug (Malaya) Sdn Berhad	Ordinary	68	Lot 89, Jalan Enggang,Ampang / Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia
Sterling Products International, Incorporated (ii)	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Stiefel Consumer Healthcare (UK) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
Stiefel Egypt LLC (ii)	Quota (99%)	99	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt
Stiefel Laboratories (Ireland) Limited (iv)	Ordinary	68	Finisklin Business Park, County Sligo, Ireland
Treerly Health Co., Ltd	Capital Contribution	68	Unit 01A, Room 3901, No 16. East Zhujiang Road, Tianhe District, Guangzhou City, the PRC, China
ViiV Healthcare (South Africa) (Proprietary) Limited (ii) (iv)	Ordinary	78.3	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa
ViiV HealthCare BV	Ordinary	78.3	Van Asch van, Wijckstraat 55h, 3811 LP Amersfoort, The Netherlands, Netherlands
ViiV Healthcare Company	Common	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
ViiV Healthcare Finance 1 Limited (in liquidation)	Ordinary	78.3	55 Baker Street, London, W1U 7EU, England
ViiV Healthcare Finance 2 Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare Finance Limited	Ordinary; Redeemable Preference	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare GmbH	Ordinary	78.3	Prinzregentenplatz 9, Munchen, 81675, Germany
ViiV Healthcare GmbH	Ordinary	78.3	Talstrasse 3-5, 3053 Muenchenbuchsee, Switzerland
ViiV Healthcare Hong Kong Limited (ii)	Ordinary	78.3	23/F Tower 6, The Gateway, 9 Canton Road, Harbour City, Tsimshatsui, Kowloon, Hong Kong
ViiV Healthcare K.K.	Ordinary	78.3	1-8-1 Akasaka Minato-Ku, Tokyo, Japan
ViiV Healthcare Limited	Class A Shares, Deferred; Class B Shares (0%); Class C Shares (0%); Class D1 (0%); Class D2 (0%); Class E 5% CumulativePreference (0%)	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare Pty Ltd	Ordinary	78.3	1061 Mountain Highway, Boronia, VIC, 3155, Australia
ViiV Healthcare Puerto Rico, LLC	LLC Interests	78.3	Centro International de Mercadeo, 90 carr. 165 Torre 2, Suite 800, Guaynabo, 00968, Puerto Rico
ViiV Healthcare S.r.l.	Quota	78.3	Viale dell’Agricoltura 7, Verona, 37135, Italy
ViiV Healthcare SAS	Ordinary	78.3	23 rue François Jacob, 92500, Rueil-Malmaison, France
ViiV Healthcare sprl	Ordinary	78.3	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium
ViiV Healthcare Trading LLC (ii)	Participation Interest	78.3	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 28, Moscow, 125167, Russian Federation

296    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Other statutory disclosures continued

Group companies continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued
ViiV Healthcare Trading Services UK Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare UK (No.2) Limited (in liquidation)	Ordinary	78.3	IFC 5, St Helier, JE1 1ST, Jersey, United Kingdom
ViiV Healthcare UK (No.3) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare UK (No.4) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare UK (No.5) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare UK (No.6) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare UK Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England
ViiV Healthcare ULC	Common	78.3	3500 855-2nd Street SW, Calgary, AB, T2P 4J8, Canada
ViiV Healthcare Venture LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
ViiVHIV Healthcare Unipessoal Lda	Quota	78.3	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
Vog AU PTY LTD (ii)	Ordinary; Redeemable Preference	68	82 Hughes Avenue, Ermington, NSW, 2115, Australia
Winster Pharmaceuticals Limited (ii)	Ordinary	46.4	2A Association Avenue, Ilupeju Industrial Estate, Lagos, PO Box 3199, Nigeria
Wyeth Consumer Healthcare LLC	Membership Interest	68	CT Corporation System, 600 N 2nd St, Suite 401, Harrisburg, Pennsylvania, 17101, United States
Wyeth Pharmaceutical Co. Ltd	Registered capital	68	4 Baodai West Road, Suzhou, Jiangsu Province, 215128, China
Wyeth Pharmaceuticals Company (vii)	Capital Contribution	68	State Road No 3, Kilometer 141.3, Guayama, 00784, Puerto Rico

Associates
Apollo Therapeutics LLP	Partnership interest (25%)	25	Stevenage Biosciences Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, England
GlaxoSmithKline Landholding Company, Inc	Common (40%)	39.9	2266 Chino Roces Avenue, City of Makati, 1231, Philippines
Index Ventures Life VI (Jersey) LP	Partnership interest (25%)	25	44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands
Innoviva Inc	Common shares (31.6%)	31.6	1350 Old Bayshore Highway, Suite 400, Burlingame, CA, 94010, United States
Kurma Biofund II FCPR	Partnership Interest (32.1%)	32.1	24 rue Royale, 75008 Paris, France
Longwood Fund I, LP	Partnership Interest (35%)	35	The Prudential Tower, Suite 1555, 800 Boylston Street, Boston, MA 02199
Medicxi Ventures I LP	Partnership Interest (26.2%)	26.2	44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands

Joint Ventures
Chiron Panacea Vaccines Private Limited (ii)	Equity Shares (50%)	50	708/718, 7th Floor, A Wing, Sagar Tech Plaza, Saki Naka, Andheri East, Mumbai, Maharashtra, 400072, India
Qualivax Pte. Limited	Ordinary (50%)	50	80 Robinson Road, #02-00, 068898 Singapore
Quell Intellectual Property Corp., LLC	Membership Interest (34%)	34	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Qura Therapeutics, LLC	Units (39.2%)	39.2	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Other significant shareholdings
Axon Therapies, Inc	Common shares (9%) Series A Preference (13%)	22	C/O Coridea, LLC, 315 west 36th street, New York 10018, Delaware, USA
Gladius Pharmaceuticals Corporation	Series A shares (21.2%)	21.2	500 Boulevard West Cartier Quest, Laval, QC H7V 5B7
Global Farm S.A.	A Shares (0%) B Shares (0%) C shares(100%) D Shares (0%) E Shares (0%) F Shares (0%)	16.7	Cazadores de Coquimbo 2841 piso 3, Munro, Argentina
Longwood Fund II LP	Partnership Interest (20%)	20	The Prudential Tower, Suite 1555, 800 Boylston Street, Boston, MA 02199
NeuSpera Medical, Inc.	Series A Preference (9.3%) Series B Preference (10.5%)	19.8	51 Daggett Dr, San Jose, CA 95134, United States
Sanderling Ventures VII, L.P. A63	Partnership Interest (25.3%)	25.3	400 S. El Camino Real, Suite 1200, San Mateo, CA 94402
SR One Capital Fund I-B, LP	Partnership Interest (44%)	44	Corporation service company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808
VHsquared Limited	Series A Preference shares (27.2%)	27.2	Copley Hill Farm, Cambridge Rd, Babraham, Cambridge CB22 3GN, United Kingdom

GSK Annual Report 2020    297

Other statutory disclosures continued

Group companies continued

The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the period ended 31 December 2020. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by GlaxoSmithKline plc.

Name	Security	Registered address	Company Number

UK registered subsidiaries exempted from audit
Burroughs Wellcome International Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00543757
Cellzome Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	05001893
Clarges Pharmaceuticals Limited	Ordinary; Preference (99.97%)	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00100583
Domantis Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	03907643
Edinburgh Pharmaceutical Industries Limited	Ordinary; Preference	Shewalton Road, Irvine, Ayrshire, KA11 5AP, Scotland	SC005534
Eskaylab Limited	10p Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00099025
Glaxo Wellcome UK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00480080
Glaxochem (UK) Unlimited	Ordinary; Ordinary B; Ordinary C	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	04299472
GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited**	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00753340
GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited**	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	09400298
GlaxoSmithKline Intellectual Property (No.3) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	11480952
GlaxoSmithKline Intellectual Property (No.4) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	11721880
GlaxoSmithKline Intellectual Property (No.5) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	11959399
GlaxoSmithKline International Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	02298366
GSK Consumer Healthcare Export Limited**	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	12508093
GSK Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	12215835
GSK New Zealand Holding Company Limited**	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	12342879
Montrose Fine Chemical Company Ltd	Ordinary	Shewalton Road, Irvine, Ayrshire, KA11 5AP, Scotland	SC190635
PF Consumer Healthcare UK Limited**	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	11678315
PHIVCO UK II Limited*	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	06944229
PHIVCO UK Limited*	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	06944223
Smith Kline & French Laboratories Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00052207
SmithKline Beecham (Export) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	02860752
SmithKline Beecham (H) Limited	Non-cumulative non-redeemables; Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	03296131
SmithKline Beecham (Investments) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00302065
SmithKline Beecham Marketing and Technical Services Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00494385
SmithKline Beecham Nominees Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00503868
Stiefel Laboratories (U.K.) Ltd	Ordinary	Eurasia Headquarters, Concorde Road, Maidenhead, Berkshire, SL6 4BY, England	00831160
Tesaro UK Limited	Ordinary	55 Baker Street, London, W1U 7EU, England	07890847
The Wellcome Foundation Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00194814
ViiV Healthcare Overseas Limited*	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	07027385

*	The company has an effective ownership in ViiV Healthcare Overseas Limited, PHIVCO UK II Limited and PHIVCO UK Limited of 78.3%

**

The company has an effective ownership in GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited, GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited, GSK Consumer Healthcare Export Limited and GSK New Zealand Holding Company Limited of 68%

In accordance with section 479C of the Companies Act 2006, the Company will guarantee debts and liabilities of the above UK subsidiary undertakings. As at 31 December 2020 the total sum of these debts and liabilities is £168 million (2019 – £16 million)

Key

(i)	Directly owned by GlaxoSmithKline plc.

(ii)	Dormant entity.

(iii)	Tax resident in the UK.

(iv)	Entity expected to be disposed of or removed.

(v)	Incorporated in Sweden.

(v)	Consolidated as a subsidiary in accordance with section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.

(vii)	Principal business address in Puerto Rico.

(viii)	Exempt from the provisions of Regulations 4-6 of the Partnership (Accounts) Regulation 2008, in accordance with the exemptions noted in Regulation 7 of that Regulation.

(ix)	Incorporated in the Netherlands

298    GSK Annual Report 2020

Strategic report
Governance and remuneration
Financial statements
Investor information

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The equivalent of tax depreciation.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GSK ADR represents two Ordinary Shares.

American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares.

Basic earnings per share	Basic income per share.

Called up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

The company	GlaxoSmithKline plc.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Equity Shareholders’ funds	Shareholders’ equity.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

GSK	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.

Novartis transaction	The three-part inter-conditional transaction with Novartis AG involving the Consumer Healthcare, Vaccines and Oncology businesses completed on 2 March 2015.

Ordinary Share	A fully paid up ordinary share in the capital of the company.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	The number of shares outstanding.

Subsidiary	An entity in which GSK exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

UK Corporate Governance Code	As required by the UK Listing Authority, the company has disclosed in the Annual Report how it has applied the best practice corporate governance provisions of the Financial Reporting Council’s UK Corporate Governance Code.

GSK Annual Report 2020    299

Index

	Page		Page

2020 Remuneration policy summary	133	Investor relations	283
Accounting principles and policies	158	Key accounting judgements and estimates	163
Acquisitions and disposals	208	Key performance indicators	11
Adjustments reconciling profit after tax to operating		Legal proceedings	234
cash flows	212	Major restructuring costs	172
Affordability and availability	35	Modern employer	36
Annual General Meeting 2021	279	Movements in equity	204
Approach to tax	54	Net debt	189
Assets held for sale	187	New accounting requirements	165
Associates and joint ventures	174	Nominations Committee Report	105
Audit & Risk Committee Report	97	Non-controlling interests	206
Business model	01	Non-controlling interests in ViiV Healthcare	52
Cash and cash equivalents	187	Non-Executive Directors’ fees	129
Cash generation and conversion	68	Non-financial information statement	49
CEO’s statement	04	Notes to the financial statements	158
Chairman’s statement	03	Operating profit	170
Chairman’s Governance statement	78	Other intangible assets	182
Chairman’s Remuneration annual statement	112	Other investments	185
Climate-related financial disclosure	46	Other non-current assets	185
Commitments	202	Other non-current liabilities	202
Consolidated balance sheet	155	Other operating income/(expense)	169
Consolidated cash flow statement	157	Other provisions	200
Consolidated income statement	154	Our culture	10
Consolidated statement of changes in equity	156	Our long-term priorities	09
Consolidated statement of comprehensive income	154	Pensions and other post-employment benefits	191
Consumer Healthcare	27,31	Performance	28
Consumer Healthcare products and competition	260	Pharmaceuticals	18,28
Contingent consideration liabilities	201	Pharmaceutical products, competition and
Contingent liabilities	202	intellectual property	258
Corporate Executive Team	83	Pipeline	255
Corporate governance	77	Post balance sheet events	237
Corporate Responsibility Committee Report	102	Presentation of the financial statements	158
Critical accounting policies	75	Principal Group companies	233
Data and engagement	40	Principal risks and uncertainties	261
Directors and senior management	131	Property, plant and equipment	179
Directors’ interests in shares	130	Quarterly trend	244
Directors’ report	109	Reconciliation of net cash flow to movement in net debt	213
Directors’ statement of responsibilities	140	Registrar	282
Dividends	178,278	Related party transactions	208
Donations to political organisations and political		Reliable supply	39
expenditure	286	Remuneration governance	128
Earnings per share	178	Remuneration report	114
Employee costs	171	Reporting framework	51
Employee share schemes	231	Responsible business	39
Environment	41	Right of use assets	180
Ethics and values	39	Risk management	43
Exchange rates	166	Science and technology	34
Finance expense	173	Science Committee report	104
Finance income	173	Section 172 statement	108
Financial calendar 2021	279	Share capital and control	276
Financial instruments and related disclosures	214	Share capital and share premium account	203
Financial performance	06,55	Shareholder information	276
Financial position and resources	69	Shareholder services and contacts	282
Financial statements of GlaxoSmithKline plc, prepared		Stakeholder engagement	16
under UK GAAP	238	Taxation	175
Five year record	249	Tax information for shareholders	280
Glossary of terms	299	The Board	80
Goodwill	181	Trade and other payables	188
Group companies	287	Trade and other receivables	186
Group financial review	51	Transformation & Separation Committee report	107
Impact of Brexit	49	Treasury policies	74
Independent Auditor’s report	142	Trust	33
Industry trends	12	Turnover and segment information	166
Innovation	18	US law and regulation	284
Inventories	186	Vaccines	18,30
Investments in associates and joint ventures	184	Vaccine products, competition and intellectual property	259
		Viability statement	48

300    GSK Annual Report 2020

About GSK

GlaxoSmithKline plc was incorporated as an English
public limited company on 6 December 1999. We were
formed by a merger between Glaxo Wellcome plc and
SmithKline Beecham plc. GSK acquired these two
English companies on 27 December 2000 as part
of the merger arrangements.

Our shares are listed on the London Stock Exchange
and the New York Stock Exchange.

Brand names

Brand names appearing in italics throughout this report are trade marks either owned by and/or licensed to GSK or associated companies. All other trade marks are the property of their respective owners.

Acknowledgements

Printing

Printed sustainably in the UK by Pureprint, a CarbonNeutral® company with FSC® chain of custody and an ISO 14001 certified environmental management system recycling over 99% of all dry waste.

Paper

Printed on Innovation Premium, an FSC certified paper. The pulps used are Totally Chlorine Free and the manufacturing mill has ISO 14001 environmental management certification. The mill’s energy is produced from 100% biomass fuels sourced from local forestry and no fossil fuels are used. The carbon emissions have been measured and offset using the World Land Trust’s Carbon Balanced scheme.

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Read more at www.gsk.com

Annual Report 2020
Form 20-F

Cautionary statement regarding
forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document, and any other written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward- looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.

Such factors include, but are not limited to, those discussed under ‘Principal risks and uncertainties’ on pages 261 to 275 of this Annual Report and any impacts of the COVID-19 pandemic. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this Annual Report.

A number of non-IFRS measures are used to report the performance of our business. These measures are defined on pages 51 to 53 and a reconciliation of Adjusted results to Total results is set out on page 64.

The information in this document does not constitute an offer to sell or an invitation to buy shares in GlaxoSmithKline plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance. Nothing in this Annual Report should be construed as a profit forecast.

Assumptions related to 2021 guidance

In outlining the guidance for 2021, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

The Group has made planning assumptions for 2021 that healthcare systems and consumer trends will approach normality in the second half of the year, and we expect turnover to be flat to low single digit growth for the Pharmaceuticals and Vaccines businesses and low to mid-single digit growth for Consumer Healthcare excluding brands divested/under review. These planning assumptions as well as earnings guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment. The 2021 guidance factors in all divestments and product exits announced to date, including product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer, and the non-core divestments planned to fund the cash costs of the Separation Preparation restructuring programme.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. It also assumes that the integration and investment programmes following the creation of the Consumer Healthcare Joint Venture with Pfizer are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. Our guidance assumes no significant new changes in tax regimes, and does not include the impact of the intended change in the UK corporation tax rate announced on 3 March 2021. The guidance is given on a constant currency basis.

Notice regarding limitations on
Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report (for which see page 109), the Strategic report and the Remuneration report. Under English law the Directors would be liable to the company, but not to any third party, if one or more of these reports contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would otherwise not be liable. Pages 77 to 110, 140 to 141, and 261 to 298 inclusive comprise the Directors’ Report, pages 1 to 76 inclusive comprise the Strategic report and pages 111 to 138 inclusive comprise the Remuneration report, each of which have been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with these reports shall be subject to the limitations and restrictions provided by such law.

Website

GSK’s website www.gsk.com gives additional information on the Group. Notwithstanding the references we make in this Annual Report to GSK’s website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.

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Head Office and Registered Office
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
United Kingdom
Tel: +44 (0)20 8047 5000

Registered number: 3888792

www.gsk.com